BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

02028937

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Guangzhou Pharmaceutical Company Limited

*CURRENT ADDRESS: 45 Sha Mian North Street
Guangzhou City
Guangdong Province, PRC

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
MAY 1 5 2002
THOMSON
FINANCIAL

FILE NO. 82- ~~5269~~ 82-34656 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: mr

DATE : 4/3/02




CR
2001
C 49

Companies Registry
公司註冊處

Form 表格 **F3**

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號

F8655

1 Company Name 公司名稱

广州药业股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

02 APR -2 AM 8:47

2 Type of Change 更改事項 *(Please tick the relevant boxes 請在有關格內加 ✓ 號)*

☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation of existing authorized representative 現任授權代表辭職或停職**

Name 姓名

Surname 姓氏 Other names 名字

Date of Resignation / Cessation 辭職／停職日期

DD 日 MM 月 YYYY 年

Name 姓名

Surname 姓氏 Other names 名字

Date of Resignation / Cessation 辭職／停職日期

DD 日 MM 月 YYYY 年

Presentor's Name and Address
提交人的姓名及地址

Jones, Day, Reavis & Pogue
31st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Attn: Ms. Clara Mak
Tel: 852 2526-6895 (general)
Tel: 852 2110-7830 (direct)

For Official Use
請勿填寫本欄

19/01/2001 00301296
Sh. Form : F3
OV U(L)
13 $20.00
CSH $20.00

Notification of Changes of Authorized Representatives
更改授權代表通知書

Company Number 公司編號

F8655

3 **Details of Change 更改詳情** (cont'd 續上頁)

(Note 註 3) B. Appointment of new authorized representative 新授權代表 or 或
(Note 註 4) Change of particulars of existing authorized representative 更改現任授權代表資料

Existing Name 現用姓名: **Jones, Day, Reavis & Pogue**

Name／New Name 姓名／新姓名:

Surname 姓氏　Other names 名字

Address 地址:
31st Floor, Edinburgh Tower, The Landmark,
15 Queen's Road Central, Hong Kong
(with effect from January 15, 2001)

Date of Appointment 委任日期:

DD 日　MM 月　YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏　Other names 名字

Address 地址:

Date of Appointment 委任日期:

DD 日　MM 月　YYYY 年

Signed 簽名: Jones, Day, Reavis & Pogue

(Name 姓名): (Jones, Day, Reavis & Pogue)　Date 日期: 18 JAN 2001

~~Director / Secretary / Manager /~~
Authorized Representative *
~~董事／秘書／經理／~~授權代表 *

* *Delete whichever does not apply* 請刪去不適用者

t:\gz_pharma\corporate\279_0043_f3.doc(2)



Companies Registry
公司註冊處

02 APR -2 AM 8:57



Form 表格 **F4**

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F8655

1 **Company Name** 公司名稱

广州药业股份有限公司
（於中華人民共和國註冊成立之股份有限公司）

2 **Country of Incorporation** 成立爲法團所在國家

中華人民共和國

(Note 註 2) 3 **Document(s) Constituting or Defining the Constitution of the company which is (are) altered**
被修改的有關組織公司或界定公司組織的文件

公司章程第十八條及第二十一條

(Note 註 3) 4 **Certified Copy of the Alteration attached** 隨本申報表夾附的有關修改的核證副本

广州药业股份有限公司董事會對修改公司章程第十八條及第二十一條之確認書核證副本。

5 **Effective Date of Change** 生效日期

17	01	2001
DD 日	MM 月	YYYY 年

Signed 簽名： Jones, Day, Reavis & Pogue

(Name 姓名)：(JONES,DAY, REAVIS & POGUE) Date 日期： 2001年3月7日

~~Director / Secretary / Manager /~~ Authorized Representative *
~~董事／秘書／經理／~~授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

Jones, Day, Reavis & Pogue
31/F., Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

Attn: Ms. Clara Mak
Tel: 852 2526-6895 (general)
Tel: 852 2110-7830 (direct)

For Official Use
請勿填寫本欄

RECEIVED 收件日期
11-04-2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

First revision to Specification No. 1/98 (Amendment No. 1/2000)
指明編號第 1/98 號（第 1 期修訂）（修訂編號第 1/2000 號）

06480691

_0045_F4.doc

Fee paid on 7/...

广州药业股份有限公司（以下简称「该公司」）

该公司董事会根据二零零零年十月十八日召开的"二零零零年第二次临时股东大会"《关于提请股东大会授权董事会全权办理本次公募增发 A 股相关事宜的议案》的授权，对该公司章程第十八条及第二十一条进行修改，下列修改后之条文于二零零一年一月十七日正式生效。

修改后《公司章程》第十八条

第十八条　经国务院授权的公司审批部门批准，公司成立时向发起人发行51300万股，占公司当时可发行的普通股总数的100%，该部分股份由广州医药集团有限公司持有。

经国务院证券管理部门批准，公司成立后已发行21990万股境外上市外资股。

经国务院证券管理部门批准，公司向社会公众增发人民币普通股7800万股，本次增发完成后，公司股本结构为：

普通股总额81090万股，其中，

发起人广州医药集团有限公司持有51300万股，占可发行的普通股的股份总数的63.263%；

境外上市外资股股东持有21990万股，占可发行普通股股份总数的27.118%；

社会公众持有人民币普通股7800万股，占可发行的普通股的9.619%。

修改后《公司章程》第二十一条

第二十一条　在境内上市公众流通股发行完成后，本公司的注册资本为人民币81090万元。本公司的注册资本应到广州市工商行政管理局办理相应的登记手续，并向国务院授权的公司审批部门及国务院证券管理部门备案。

确认此为核证真实副本

何舒华（公司秘书）2001.3.6.

广州药业股份有限公司



Companies Registry
公司註冊處

02 APR -2 AM 8:1



Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F8655

1 **Company Name** 公司名稱

广州药业股份有限公司
(於中華人民共和國註冊成立之股份有限公司)

2 **Type of Change** 更改事項

* ☐ Resignation or cessation 辭職或停職
* ☐ New appointment 新委任
* ☑ Change of particulars 更改資料

3 **Details of Change** 更改詳情

(Note 註 2) A. **Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Jones, Day, Reavis & Pogue
31st Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

Attn: Ms. Clara Mak
Tel: 852 2526-6895 (general)
Tel: 852 2110-7830 (direct)

For Official Use
請勿填寫本欄

Second revision to Specification No 1/97 (Amendment No 1/99)
指明編號第 1/97 號(第2次修訂)(修訂編號第 1/99 號)

07116742

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F8655

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
更改董事地址	20 / 07 / 2001 DD 日 / MM 月 / YYYY 年

Existing Name 現用姓名: 蔡 志祥

Name／New Name 姓名／新姓名:

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址: 中國廣東省廣州市荔灣路45號之三1101房

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

This Notification includes 0 **Continuation Sheet A and** 1 **Continuation Sheet B.**

本通知書包括 0 張續頁A及 1 張續頁B。

Signed 簽名： Jones, Day, Reavis & Pogue

(Name 姓名)：(JONES, DAY, REAVIS & POGUE) Date 日期： 2001年7月23日

~~Director~~ - ~~Secretary~~ - ~~Manager~~ - Authorized Representative *

~~董事~~／~~秘書~~／~~經理~~／授權代表 *

* *Delete whichever does not apply* 請刪去不適用者



Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁 B)

Company Number 公司編號

F8655

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第 3B 項）

(Notes 註 3 & 4)

Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
更改董事地址	20 / 07 / 2001 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: 李 益民

Name／New Name 姓名／新姓名:

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址: 中國廣東省廣州市荔灣路 45 號之三 1301 房

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

CR 2001



Companies Registry
公司註冊處

02 APR -2 AM 8:1

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F8655

1 Company Name 公司名稱

广州药业股份有限公司
(Incorporated in the People's Republic of China)

2 Year of Annual Return 周年申報表年度

2001

(Note 註 2) 3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
01	01	2000		31	12	2000

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

茲此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 : Jones, Day, Reavis & Pogue

(Name 姓名) : (JONES, DAY, REAVIS & POGUE) Date 日期 : 23 JUL 2001

~~Director Secretary Manager~~
Authorized Representative *
~~董事 秘書 經理~~ 授權代表 *

* *Delete whichever does not apply* 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Jones, Day, Reavis & Pogue
31st Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

Attn: Ms. Clara Mak
Tel: 852 2526-6895 (general)
Tel: 852 2110-7830 (direct)

For Official Use
請勿填寫本欄

27/07/2001
N. Form : ARF1
$140.00
$140.00

Specification No. 1/98

07116745

F8655

CR 2001 C 53



Contents

Important notice: The Board of Directors of Guangzhou Pharmaceutical Company Limited ("the Board") severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this annual report and warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this annual report.

Company Profile 2

Financial Summary and Analysis 5

Change in Share Capital and Shareholders 12

Summary of Shareholders' Meetings 16

Report of the Board of Directors 19

Report of the Supervisory Committee 50

Disclosure of Significant Events 52

Financial Reports:

Prepared in accordance with Hong Kong Generally Acceptable Accounting Principles 54

Prepared in accordance with PRC Accounting Rules and Regulations 90

Differences Between the Accounts of the Group and the Company prepared in accordance with the PRC accounting rules and regulations and the Hong Kong Generally Acceptable Accounting Principles 147

Other Corporate Information 148

Documents Available for Inspection 149

Notice of Annual General Meeting 150


Company Profile

Newspapers designated by the Company to disclose information:

Shanghai Securities Daily
China Securities
Hong Kong Economic Daily
Hong Kong iMail

Internet website publishing annual report designated by:

The China Securities Regulatory Commission — http://www.sse.com.cn
The Stock Exchange of Hong Kong Limited — http://www.hkex.com.hk

Place where the annual report is available for inspection:

Company Secretary Office
Guangzhou Pharmaceutical Co Ltd
2nd Floor, 45 Sha Mian North Street,
Guangzhou City,
Guangdong Province,
PRC

Place of listing of shares and trading codes:

A shares:
Shanghai Stock Exchange
Stock code: 600332
Stock name: GZ Phar.

H shares:
The Stock Exchange of Hong Kong Limited
Stock code: 0874
Stock name: GZ Phar.

27/07/2001 11371723
Ch. Form : ACF
13 $20.00
CSH $20.00

CORPORATELINK

CorporateLink Limited
智囊企業推廣顧問有限公司
NEWS CLIPPING 剪報

公司Company :Guangzhou Pharmaceutical
日期Date :January 9, 2001
報刊Publication :i Mail
版面Page :Notices 28
流量Circulation :46,500

02 APR -2 AM 9:17

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

SUMMARY

Reference is made to the announcement of the Company dated 28th December, 2000 relating to the A Share Issue. An announcement regarding the A Share Issue within the Network will be published in the newspapers in the PRC on 9th January, 2001.

The "book-building" process outside the Network targeting at securities investment funds closed on 8th January, 2001. The application price range for public investors within the Network has been fixed at RMB7.00 to RMB9.80 per A Share.

An announcement of the application results of the A Share Issue within and outside the Network is scheduled to be published in the newspapers in the PRC on or around 15th January, 2001.

Reference is made to the announcement of the Company dated 28th December, 2000 relating to the A Share Issue (the "Announcement"). Terms used in this announcement shall have the same meanings as those used in the Announcement.

An announcement regarding the A Share Issue within the Network will be published in the newspapers in the PRC on 9th January, 2001, which sets out, among others, the general information of the A Share Issue, the method of issue of the A Shares, the regulations governing the number of A Shares to be subscribed by public investors within the Network and the procedures of application for the A Shares.

The A Share Issue is made by way of a combination of "book-building" process outside the Network targeting at securities investment funds and "book-building" process within the Network targeting at public investors within an indicative price range of RMB7.00 to RMB9.80 per A Share. The "book-building" process outside the Network targeting at securities investment funds, which are independent of, and not connected with the Company or the directors, supervisors, promoters, chief executives and substantial shareholders of the Company or their respective associates (as defined in the Listing Rules), closed on 8th January, 2001. Based on the "book-building" results targeting at securities investment funds outside the Network, the application price range for public investors within the Network has been fixed at RMB7.00 per A Share (representing a fully diluted price-to-earnings ratio of 37.23 times based on the profit forecast of the Company for the year 2000) to RMB9.80 per A Share (representing a fully diluted price-to-earnings ratio of 52.13 times based on the profit forecast of the Company for the year 2000).

An announcement of the application results of the A Share Issue within and outside the Network is scheduled to be published in the newspapers in the PRC on or around 15th January, 2001, which sets out, among others, the number of A Shares to be issued, the Issue Price and the subscription demand of the A Share Issue.

By Order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 8th January, 2001

CORPORATE LINK
CorporateLink Limited
智策企業推廣顧問有限公司
NEWS CLIPPING 剪報

日期Date :January 9, 2001
報刊Publication :Hong Kong Economic Times
版面Page :A 40
流量Circulation :75,342

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部份內容所產生或因倚賴該等內容而引致之任何損失承擔任何責任。



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited
（於中華人民共和國成立的股份有限公司）

概要

謹此提述本公司於二零零零年十二月二十八日有關A股發行的公佈。有關A股網上發行的公佈將於二零零一年一月九日在中國報章上刊登。

於二零零一年一月八日已結束以網下累計投標詢價方式向證券投資基金發行A股。適用於公眾投資者網上發行的申購價格區間已確定為每股A股人民幣7.00元至人民幣9.80元。

有關A股網上及網下發行的申購結果預定於或約二零零一年一月十五日在中國報章上公佈。

謹此提述本公司於二零零零年十二月二十八日有關A股發行的公佈(「該公佈」)。本公佈與該公佈的用語具有相同涵意。

有關A股網上發行的公佈將於二零零一年一月九日在中國報章上刊登，其中內容包括A股發行的一般資料、 發行方法、公眾投資者網上申購A股的數量規定及申購A股手續。

A股發行採用網下對證券投資基金累計投標詢價和網上對公眾投資者在參考價格區間內(每股A股人民幣7.00元至9.80元)累計投標詢價發行相結合的發行方式。於二零零一年一月八日已結束以網下累計投標詢價方式向證券投資基金(獨立及無關聯於本公司、其董事、監事、發起人、主要行政人員及主要股東，亦獨立及無關聯於本公司及上述各人各自的聯繫人士(定義見上市規則))發行A股。根據以網下累計投標詢價方式向證券投資基金發行A股的結果，適用於公眾投資者網上發行的申購價格區間已確定為每股A股人民幣7.00元(根據本公司二零零零年度盈利預測，相當於完全攤薄市盈率37.23倍)至每股A股人民幣9.80元(根據本公司二零零零年度盈利預測，相當於完全攤薄市盈率52.13倍)。

有關A股網上及網下發行的申購結果預定於或約二零零一年一月十五日在中國報章上公佈，其中登載有關A股發行數量，發行價及A股發行的申購量。

承董事會命
公司秘書
何舒華

中國廣州，二零零一年一月八日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

A SHARE ISSUE RESULT ANNOUNCEMENT

SUMMARY

Reference is made to the announcements of the Company dated 28th December, 2000 and 8th January, 2001 relating to the A Share Issue. The number of A Shares to be issued by the Company under the A Share Issue has been fixed at 78,000,000 A Shares, and the Issue Price has been determined at RMB9.80 per A Share.

A total of 160,084 valid applications had been received for a total of 6,696,610,000 A Shares from public investors subscribing for the A Shares at RMB9.80 per A Share (being the maximum price of the indicative price range of the A Share Issue) within the Network and securities investment funds subscribing for the A Shares at RMB9.80 or above per A Share outside the Network, representing a subscription demand of approximately 85.85 times of the 78,000,000 A Shares to be issued.

Reference is made to the announcements of the Company dated 28th December, 2000 and 8th January, 2001 relating to the A Share Issue (the "Announcements"). Terms used in this announcement shall have the same meanings as those used in the Announcements.

The number of A Shares to be issued by the Company under the A Share Issue has been fixed at 78,000,000 A Shares, and the Issue Price has been determined by the Company and the Lead Underwriter at RMB9.80 per A Share.

The application of the A Share Issue outside the Network closed on 8th January, 2001 and the application of the A Share Issue within the Network closed on 10th January, 2001. 36 valid applications had been received for a total of 1,121,000,000 A Shares from securities investment funds outside the Network applying at all valid price ranges, and 213,503 valid applications had been received for a total of 5,929,637,000 A Shares from public investors within the Network at the indicative price range of RMB7.00 to RMB9.80 per A Share.

A total of 160,084 valid applications had been received for a total of 6,696,610,000 A Shares from public investors subscribing for the A Shares at RMB9.80 per A Share (being the maximum price of the indicative price range of the A Share Issue) within the Network and securities investment funds subscribing for the A Shares at RMB9.80 or above per A Share outside the Network, representing a subscription demand of approximately 85.85 times of the 78,000,000 A Shares to be issued. Of these 160,084 valid applications, 36 valid applications representing a total of 1,121,000,000 A Shares were received from securities investment funds outside the Network and 160,048 valid applications representing a total of 5,575,610,000 A Shares were received from public investors within the Network.

An announcement regarding the application results of the A Share Issue within and outside the Network will be published in the newspapers in the PRC on 15th January, 2001, which sets out, among others, the number of A Shares to be issued, the Issue Price, and the subscription demand of the A Share Issue.

The ballot of the A Share Issue within the Network is scheduled to take place on 15th January, 2001. An announcement of the ballot results of the A Share Issue within the Network is scheduled to be published in the newspapers in the PRC on 16th January, 2001.

An announcement of the listing of the A Shares in the Shanghai Stock Exchange is scheduled to be published in the newspapers in the PRC on or around 19th January, 2001 and dealings in the A Shares are expected to commence on or around 6th February, 2001.

By Order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 12th January, 2001

公司Company :Guangzhou Pharmaceutical
日期Date :January 15, 2001
報刊Publication :Hong Kong Economic Times
版面Page :A 11
流量Circulation :75,342

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部份內容所產生或因倚賴該等內容而引致之任何損失承擔任何責任。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立的股份有限公司)

A股發行結果公佈

概要

謹此提述本公司於二零零零年十二月二十八日及二零零一年一月八日有關A股發行的公佈。本公司行將發行A股的數量為78,000,000股A股，發行價確定為每股A股人民幣9.80元。

網上以每股A股人民幣9.80元（即參考價格區間的最高價）申購A股的公眾投資者及網下以每股A股人民幣9.80元或以上的價格申購A股的證券投資基金兩者的總有效申購戶數合共為160,084戶，總有效申購A股數量為6,696,610,000股A股。超額認購倍數為行將發行的78,000,000股A股的85.85倍。

謹此提述本公司於二零零零年十二月二十八日及二零零一年一月八日有關A股發行的公佈（「兩項公佈」）。本公佈與兩項公佈的用語具有相同涵意。

本公司行將發行A股的數量為78,000,000股A股，發行價經本公司和主承銷商協商確定為每股A股人民幣9.80元。

A股網下和網上申購分別於二零零一年一月八日和二零零一年一月十日結束。網下證券投資基金按所有有效價格區間申購部分的有效申購戶數為36戶，有效申購A股數量總計1,121,000,000股A股。網上公眾投資者按參考價格區間每股A股人民幣7.00元至人民幣9.80元申購部分的有效申購戶數為213,503戶，有效申購A股數量總計5,929,637,000股。

網上以每股A股人民幣9.80元（即參考價格區間的最高價）申購A股的公眾投資者及網下以每股A股人民幣9.80元或以上的價格申購A股的證券投資基金兩者的總有效申購戶數合共為160,084戶，總有效申購A股數量為6,696,610,000股A股。超額認購倍數為行將發行的78,000,000股A股的約85.85倍。此160,084戶有效申購戶中，36戶為網下證券投資基金，申購A股數量總計1,121,000,000股A股，另160,048戶為網上公眾投資者，申購A股數量總計5,575,610,000股A股。

有關A股網上和網下發行的申購結果將於二零零一年一月十五日在中國報章上公佈，其中登載有關A股發行數量，發行價及申購量。

A股網上發行將於二零零一年一月十五日進行抽簽，中簽結果將於二零零一年一月十六日在中國報章上公佈。

本公司預定於二零零一年一月十九日前後在中國報章公佈A股在上海證券交易所上市事宜，而A股預計於二零零一年二月六日左右開始買賣。

承董事會命
公司秘書
何舒華

中國廣州，二零零一年一月十二日

02 APR -2 AM 0:

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

SUMMARY

Pursuant to證監公司字[2000] 228號文 (Zheng Jian Gong Si Zi [2000] No. 228) issued by the CSRC, the Company issued a total of 78,000,000 A Shares on 8th January, 2001 and 10th January, 2001. A listing prospectus of the A Share Issue will be published in the newspapers in the PRC on 20th January, 2001.

Pursuant to上證上字[2001] 14號《上市通知書》(Shang Zheng Shang Zi [2001] No. 14 Notice of Listing) issued by the Shanghai Stock Exchange, the Shanghai Stock Exchange approved the listing of the A Shares on the Shanghai Stock Exchange. Dealings in the A Shares on the Shanghai Stock Exchange will commence on 6th February, 2001.

Reference is made to the announcements of the Company dated 28th December, 2000 and 8th January, 2001 relating to the A Share Issue and the announcement of the Company dated 12th January, 2001 relating to the result of the A Share Issue (the "Announcements"). Terms used in this announcement shall have the same meanings as those used in the Announcements.

Pursuant to 證監公司字[2000] 228號文 (Zheng Jian Gong Si Zi [2000] No. 228) issued by the CSRC, the Company issued a total of 78,000,000 A Shares on 8th January, 2001 and 10th January, 2001. A listing prospectus of the A Share Issue will be published in the newspapers in the PRC on 20th January, 2001. Key details of the listing prospectus are set out below:

Based on the ratio of the number of 78,000,000 A Shares issued and the total number of 6,696,610,000 A Shares represented from a total of 160,084 valid applications received from securities investment funds outside the Network and public investors within the Network, the subscription demand of the A Share Issue is approximately 85.85 times. The Issue Price was determined at RMB9.80 per A Share, representing a fully diluted price-to-earnings ratio of 50.84 times based on the profit forecast of the Company for the year 2000. The net proceeds of the A Share Issue in the amount of RMB737,989,300 had been verified by Guangzhou Yangcheng Certified Public Accountants Co., Ltd. and deposited into the designated bank account of the Company on 16th January, 2001.

Following the issue of the 78,000,000 A Shares, the total number of shares in the issued capital of the Company is 810,900,000 shares. The shareholding structure of the Company following the A Share Issue is as follows:

Class of shares	Number of shares	Percentage to the issued share capital of the Company
State-owned shares	513,000,000	63.26%
H Shares	219,900,000	27.12%
A Shares	78,000,000	9.62%
Total	810,900,000	100.00%

The top ten shareholders holding the largest number of shares of the Company following the A Share Issue is as follows:

Name of shareholder	Number of shares held	Percentage to the issued share capital of the Company
Guangzhou Pharmaceutical Holdings Limited ("GZPHL")	513,000,000	63.26%
HKSCC Nominees Limited	216,331,000	26.68%
HSBC Nominees (Hong Kong) Limited	800,000	0.10%
裕陽證券投資基金	477,600	0.06%
同盛證券投資基金	477,600	0.06%
普惠證券投資基金	477,600	0.06%
興華證券投資基金	477,600	0.06%
安順證券投資基金	477,600	0.06%
景宏證券投資基金	477,600	0.06%
金泰證券投資基金	477,600	0.06%
	477,600	0.06%

GZPHL, the largest shareholder of the Company, has undertaken to the Shanghai Stock Exchange that, for a period of 12 months from the commencement of the dealings of the A Shares, GZPHL will not transfer its shareholding interests in the Company and the Company will not repurchase the shares of the Company held by GZPHL (excluding those shares of the Company that may be acquired by GZPHL during this 12-month period).

Pursuant to 上證上字[2001] 14號《上市通知書》(Shang Zheng [2001] No. 14 Notice of Listing) issued by the Shanghai Stock Exchange, the Shanghai Stock Exchange approved the listing of the A Shares on the Shanghai Stock Exchange. Dealings of the A Shares on the Shanghai Stock Exchange will commence on 6th February, 2001.

By Order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 19th January, 2001

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公司Company :Guangzhou Pharmaceutical
日期Date :January 20, 2001
報刊Publication :Hong Kong Economic Times
版面Page :A 10
流量Circulation :75,342

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部份內容所產生或因倚賴該等內容而引致之任何損失承擔任何責任。



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立的股份有限公司)

概要

根據中國證監會發出之證監公司字〔2000〕228號文，本公司於二零零一年一月八日及二零零一年一月十日發行合共78,000,000股A股。A股發行之股票上市公告書將於二零零一年一月二十日在中國報章上刊登。

根據上海證券交易所發出之上證上字〔2001〕14號《上市通知書》，上海證券交易所批准A股在上海證券交易所上市。A股將於二零零一年二月六日開始在上海證券交易所買賣。

謹此提述本公司於二零零零年十二月二十八日及二零零一年一月八日有關A股發行之公佈以及於二零零一年一月十二日有關A股發行結果之公佈（「該等公佈」）。本公佈與該等公佈之用語具有相同涵義。

根據中國證監會發出之證監公司字〔2000〕228號文，本公司於二零零一年一月八日及二零零一年一月十日發行合共78,000,000股A股。A股發行之股票上市公告書將於二零零一年一月二十日在中國報章上刊登。股票上市公告書之主要詳情載列如下：

根據所發行78,000,000股A股數目與收到網下證券投資基金及網上公眾投資者之合共160,084份有效認購申請所代表之6,696,610,000股A股總數之比率計算，A股發行之申購需求約為85.85倍，發行價定為每股A股人民幣9.80元，根據本公司所作之二零零零年度盈利預測，相當於全面攤薄之市盈率50.84倍。A股發行之所得資金淨額人民幣737,989,300元已獲廣州羊城會計師事務所有限公司核實，並於二零零一年一月十六日存入本公司之指定銀行賬戶。

發行78,000,000股A股後，本公司已發行股本中之股份總數為810,900,000股。本公司於A股發行後之股權結構如下：

股份類別	股份數目	佔本公司已發行股本百分比
國家股	513,000,000	63.26%
H股	219,900,000	27.12%
A股	78,000,000	9.62%
總計	810,900,000	100.00%

A股發行後持有本公司最多股份數目之前十名股東如下：

股東名稱	持股數目	佔本公司已發行股本百分比
廣州醫藥集團有限公司（「廣藥集團」）	513,000,000	63.26%
香港中央結算（代理人）有限公司	216,331,000	26.68%
HSBC Nominees (Hong Kong) Limited	800,000	0.10%
裕陽證券投資基金	477,600	0.06%
同盛證券投資基金	477,600	0.06%
普惠證券投資基金	477,600	0.06%
興華證券投資基金	477,600	0.06%
安順證券投資基金	477,600	0.06%
景宏證券投資基金	477,600	0.06%
金泰證券投資基金	477,600	0.06%

本公司之最大股東廣藥集團已向上海證券交易所承諾，於A股開始買賣起計12個月期間，廣藥集團不會轉讓其於本公司之股本權益，而本公司亦不會購回由廣藥集團持有之本公司股份（不包括在該12個月期間內廣藥集團可能購入之本公司股份）。

根據上海證券交易所發出之上證上字〔2001〕14號《上市通知書》，上海證券交易所批准A股在上海證券交易所上市。A股將於二零零一年二月六日開始在上海證券交易所買賣。

承董事會命
公司秘書
何舒華

中國廣州，二零零一年一月十九日

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公司Company :Guangzhou Pharmaceutical
日期Date :February 23, 2001
報刊Publication :Hong Kong Economic Times
版面Page :A 46
流量Circulation :75,342

02 APR -2 AM 8:50



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立的股份有限公司)

第二屆第三次董事會會議決議公告

廣州藥業股份有限公司(以下簡稱本公司)第二屆第三次董事會會議於二零零一年二月二十一日在本公司二樓會議室召開，會議應到董事九人，實到董事六名。董事長蔡志祥先生主持了會議；本公司監事及高級管理人員列席了會議，符合中國《公司法》及本公司《章程》之規定。經過會議充分討論，到會董事一致表決同意，並形成以下決議：

1. 決定廣州中藥一廠吸收合併廣州眾勝藥廠，並委託廣州中藥一廠按中國法律規定的程序負責實施(廣州中藥一廠和廣州眾勝藥廠均為本公司的全資子公司)；
2. 同意北京中醫藥大學將其享有的廣京中藥技術創新中心(該中心為北京中醫藥大學及本公司所共同設立)30%的股權轉讓予廣州市醫藥工業研究所，本公司放棄優先認購權，並同意廣京中藥技術創新中心更名；
3. 決定成立董事會屬下的投資管理委員會，並由董事會授權該委員會行使下列職權：
   (1) 審核公司的年度綜合投資計劃和投資方案；
   (2) 審核、監督下屬企業投資計劃及投資項目；
   (3) 審核、批准單項少於公司淨資產總額3%以下，且全年累計投資額少於公司淨資產總額10%的對外投資(包括收購、兼併)項目；
   (4) 審核、批准短期投資項目(僅限於單項投資額少於淨資產3%項目，且全年累計投資額少於公司淨資產10%)；
   (5) 董事會委託的其它投資項目的審核、批准和管理工作。

投資管理委員會組成如下：

主任： 蔡志祥
副主任： 李益民
委員： 陳翔志、肖承、江士杰、何舒華、項志行

廣州藥業股份有限公司
董事會

二零零一年二月二十二日

公司Company :Guangzhou Pharmaceutical
日期Date :February 23, 2001
報刊Publication :i Mail
版面Page :Notice 35
流量Circulation :46,500



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

Announcement
Resolutions passed in the third meeting of the Second Board of Directors

The third meeting of the second board of directors of Guangzhou Pharmaceutical Company Limited (the "Company") was held on 21 February, 2001 in the conference room on the second floor of the Company's premises. The meeting was chaired by the Chairman, Mr. Cai Zhixiang, and attended by six out of nine directors. In accordance with the requirements of the Company Law of the People's Republic of China ("PRC") and the Articles of Association of the Company, the supervisors and senior management staff were present at the meeting. The attending directors, after due discussion, resolved unanimously to pass the following resolutions:

1. It was resolved that Kwang Chow First Chinese Medicine Factory takes over Guangzhou Zhong Sheng Pharmaceutical Factory and Kwang Chow First Chinese Medicine Factory be authorized to implement the take over in accordance with the PRC laws (both Kwang Chow First Chinese Medicine Factory and Guangzhou Zhong Sheng Pharmaceutical Factory are subsidiaries of the Company).

2. It was approved that Beijing University of Chinese Medicine and Pharmacology transfers to Guangzhou Pharmaceutical and Industrial Research Institute its 30% interest in Advanced Technology Centre for Chinese Medicine (which was jointly established by Beijing University of Chinese Medicine and Pharmacology and the Company), while the Company agrees to waive its pre-emptive right and the name of Advanced Technology Centre for Chinese Medicine be changed.

3. It was resolved that an investment management committee be formed under the board of directors and be authorized by the board of directors to exercise the following functions:

   (1) to review the annual consolidated investment plans and investment proposals of the Company;

   (2) to review and monitor the investment plans and the investment projects of the subsidiaries of the Company;

   (3) to review and approve investments (including acquisitions and mergers) with an investment amount per transaction of less than 3% of the total net assets of the Company and an annual aggregate investment amount of less than 10% of the total net assets of the Company;

   (4) to review and approve short-term investments (only limited to any single transaction with an investment amount of less than 3% of the net assets of the Company and an annual aggregate investment amount of less than 10% of the net assets of the Company);

   (5) to review, approve and administer other investment plans assigned by the board of directors.

   The composition of the investment management committee is as follows:

   Chairman: Cai Zhixiang
   Vice chairman: Li Yimin
   Committee members: Chen Xiangzhi, Xiao Cheng, Jiang Shijie, He Shuhua, Xiang Zhihang

The Board of Directors
Guangzhou Pharmaceutical Company Limited

22 February, 2001

Listed Companies News

02 APR -2 AM 8:5

GUANGZHOU PHAR<0874> - Results Announcement

Guangzhou Pharmaceutical Company Limited announced on 20/4/2001:
(stock code: 874)
Year end date: 31/12/2000
Currency: RMB

	(Audited) Current Period from 1/1/2000 to 31/12/2000 ('000)	(Audited) Last Corresponding Period from 1/1/1999 to 31/12/1999 ('000)
Turnover	: 4,222,857	3,454,492
Profit/(Loss) from Operations	: 247,877	223,964
Finance cost	: (39,207)	(45,985)
Share of Profit/(Loss) of Associates	: (3,257)	824
Share of Profit/(Loss) of Jointly Controlled Entities	: (841)	(688)
Profit/(Loss) after Tax & MI	: 135,250	128,688
% Change over Last Period	: +5.10%	
EPS/(LPS)-Basic	: RMB0.185	RMB0.176
-Diluted	: N/A	N/A
Extraordinary (ETD) Gain/(Loss)	: N/A	N/A
Profit/(Loss) after ETD Items	: 135,250	128,688
Final Dividend per H Share	: RMB0.03	RMB0.03
(Specify if with other options)	: N/A	N/A
B/C Dates for Final Dividend	: 16/5/2001 to 15/6/2001 bdi.	
Payable Date	: 29/6/2001	
B/C Dates for Annual General Meeting	: 16/5/2001 to 15/6/2001 bdi.	
Other Distribution for Current Period	: N/A	
B/C Dates for Other Distribution	: N/A	

Remark:

Certain comparative figures have been reclassified to conform with current year's presentation.

For more details, please refer to the press announcement today.

廣州藥業股份<0874> - 業績公告

廣州藥業股份有限公司於20/4/2001公布:
(證券代號: 874)
年度: 31/12/2000
貨幣: 人民幣

		(已經審核) 本期間 由 1/1/2000 至 31/12/2000 (千)	(已經審核) 上一段相應期間 由 1/1/1999 至 31/12/1999 (千)
營業額	:	4,222,857	3,454,492
經營溢利/(虧損)	:	247,877	223,964
財務費用	:	(39,207)	(45,985)
應佔聯營公司之溢利/(虧損)	:	(3,257)	824
應佔共同控制個體之溢利/(虧損)	:	(841)	(688)
扣除稅項及少數股東權益後之溢利/(虧損)	:	135,250	128,688
相對上期之百分比增減	:	+5.10%	
每股盈利/(每股虧損) — 基本	:	人民幣 0.185 元	人民幣 0.176 元
— 攤薄	:	不適用	不適用
非經常性收益/(虧損)	:	不適用	不適用
扣除非經常性項目後之溢利/(虧損)	:	135,250	128,688
末期股息 (每H股)	:	人民幣 0.03 元	人民幣 0.03 元
(如有其他形式可供選擇, 請註明)	:	不適用	不適用
末期股息之截止過戶日期	:	16/5/2001 至 15/6/2001 (包括首尾兩天)	
股息應付日期	:	29/6/2001	
股東週年大會之截止過戶日期	:	16/5/2001 至 15/6/2001 (包括首尾兩天)	
本期間之其他分派	:	不適用	
其他分派之截止過戶日期	:	不適用	

有關業績的備註, 請參閱英文版業績公告。

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廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(在中華人民共和國成立的股份有限公司)

GPC

截至二零零零年十二月三十一日止年度業績報告

廣州藥業股份有限公司(「本公司」)董事會欣然宣布本公司及其附屬公司(「本集團」)截至二零零零年十二月三十一日止年度的業績。

一、 公司簡介

有關本公司參考信息

1. 公司法定中文名稱： 廣州藥業股份有限公司
   中文名稱縮寫： 廣州藥業
   英文名稱： Guangzhou Pharmaceutical Company Limited
   英文名稱縮寫： GPC
2. 公司法定代表人： 蔡志祥
3. 公司董事會秘書： 何舒華
   聯系地址： 中國廣東省廣州市沙面北街45號
   電話： (8620) 81218117
   傳真： (8620) 81876408
   董事會秘書電子郵箱： shuhua_he@sina.com
4. 公司註冊及辦公地址： 中國廣東省廣州市沙面北街45號
   郵政編碼： 510130
   電話： (8620) 81218103
   傳真： (8620) 81876408
   公司國際互聯網網址： http://www.gzphar.com
   電子郵箱： sec@gpc.com.cn
   在香港主要營業地點： 香港金鐘道89號力寶中心第2座20樓2005室
5. 公司選定的信息披露報紙為： 中國《上海證券報》、《中國證券報》香港《香港經濟日報》《Hong Kong iMail》(英文報)若中、英文版本內容有歧異則以中文版本內容為標準
6. 中國證監會指定登載公司年度報告的國際互聯網網址： http://www.sse.com.cn
   香港登載公司年度報告互聯網網址： http://www.hkex.com.hk
7. 公司年報備置地點： 中國廣東省廣州市沙面北街45號二樓廣州藥業股份有限公司董事會秘書處
8. 股票上市交易所名稱及編號： A股：上海證券交易所(「上交所」) 代號：600332 公司簡稱：廣州藥業 H股：香港聯合交易所有限公司 代號：0874 公司簡稱：廣州藥業

二、 會計數據與業務數據摘要

二零零零年度財務資料摘要(按香港普遍採納之會計原則)

- 營業額為人民幣4,222,857,000元，比一九九九年度增長約22.24%。
- 本年淨利潤為人民幣135,250,000元，比一九九九年度增長約5.10%。
- 每股盈利約人民幣0.185元。
- 資金回報率為8.59%。
- 截止二零零零年十二月三十一日之資產負債率為50.90%。

1. 財務報表摘要

本年度利潤總額及其構成：
按照中國會計準則及制度編制

	項目	二零零零年 人民幣
1.	利潤總額	219,935,808
2.	淨利潤	146,234,183
3.	扣除非經常性損益的淨利潤(註)	126,528,742
4.	主營業務利潤	1,001,732,586
5.	其它業務利潤	36,439,663
6.	營業利潤	195,582,479
7.	投資收益	4,647,888
8.	補貼收入	9,288,486
9.	營業外收支淨額	10,416,955
10.	經營活動產生的現金流量淨額	286,951,325
11.	現金及現金等物價淨增加額	(19,820,973)

註：所扣除的非經常性損益包括：補貼收入人民幣9,288,486元，營業外收支淨額人民幣10,416,955元。

2. 主要會計資料及財務指標：

摘錄自按中國會計準則及制度編制的賬項

(人民幣)

	會計項目	2000年	1999年	1998年 調整前	1998年 調整後
1.	主營業務收入(元)	4,222,857,016	3,454,490,368	3,383,700,639	3,383,700,639
2.	淨利潤(元)	146,234,183	128,663,313	129,362,151	123,701,440
3.	總資產(元)	3,063,914,823	3,001,286,675	3,036,056,369	2,995,563,030
4.	股東權益(不含少數股東權益)(元)	1,373,104,547	1,363,972,198	1,295,248,957	1,258,252,618
5.	每股收益(元)	0.20	0.18	0.17	0.17

- 按合併報表計算，二零零零年度本集團按香港會計準則和中國會計準則編制的營業額均為4,222,857千元，同比增長22.24%；按中國會計準則，除稅前盈利為219,936千元，同比增長22.21%；按香港會計準則，除稅前盈利204,572千元，同比增長14.85%；二零零零年營業額和除稅前盈利均達到本公司成立以來的最好水平。
- 本年度各主要業務的營業額及除稅前盈利如下：

	營業額 按中國會計準則 人民幣千元	營業額 按香港會計準則 人民幣千元	除稅前盈利 按中國會計準則 人民幣千元	除稅前盈利 按香港會計準則 人民幣千元
主要業務：				
製造及銷售	1,295,155	1,295,155	158,420	154,350
貿易				
批發	2,469,538	2,469,538	44,358	38,431
零售	388,807	388,807	17,229	11,772
進出口	69,357	69,357	-71	19
	2,927,702	2,927,702	61,516	50,222
	4,222,857	4,222,857	219,936	204,572

由於本集團之營業額及除稅前盈利絕大部份均來自中國之銷售，因此並無提供按地區的營業額及除稅前盈利之詳細資料。

1.2 製造業務

- 二零零零年度本集團製造業務(「製造業務」)按中國會計準則及香港會計準則編制的營業額均為人民幣1,295,155千元，同比增長7.95%；按中國會計準則，除稅前盈利為158,420千元，同比增長27.92%；按香港會計準則，除稅前盈利為人民幣154,350千元，同比增長24.69%。製造業務的營業額及除稅前盈利均達到了歷史的最好水平。
- 在二零零零年度製造業務加大市場拓展力度，加強重點城市及終端市場推廣及廣告宣傳，積極培育有發展潛力的銷售市場和客戶。
- 年內，製造業務的高附加值重點產品銷售額顯著上升，使製造業務銷售毛利率比一九九九年增長7.62個百分點，成為製造業務盈利增長的主要因素。
- 本公司在年內加快企業技術改造和GMP實施步伐，並完成20多項重大技術改造項目，提高了企業的生產能力和技術水平。
- 本公司的附屬公司廣州陳李濟藥廠已於二零零零年三月取得GMP認證，而其餘兩間附屬公司廣州羊城藥業股份有限公司、廣州潘高壽藥業股份有限公司亦正在積極開展GMP實施工作。
- 二零零零年度內，製造業務加大技術創新投入，與多家學術研究單位合作及研發現代中藥產品。本公司二零零零年分別取得生產批文及新投產的新藥有三種及七種。同年十一月與解放軍廣州空軍醫院簽訂了合作研究抗乙型肝炎病毒壁質粒基因疫苗的項目。
- 在年度內，本集團正式啟動ERP項目的實施工作，製造業務的SAP-R/3系統亦於二零零一年一月通過廣州市財政局的評審，並在廣州陳李濟藥廠正式投入使用。ERP系統的實施，對規範企業的業務流程，提高企業的管理和決策水平起了重要的作用。

1.3 貿易業務(包括：批發、零售及進出口)

- 二零零零年度本集團貿易業務(「貿易業務」)按中國會計準則及制度及香港普遍採納之會計原則編制的營業額均為人民幣2,927,702千元，同比增長29.85%。按中國會計準則，除稅前盈利為人民幣61,516千元，同比增長9.60%；按香港會計準則，除稅前盈利人民幣50,222千元，同比下降7.55%。
- 報告期內貿易業務積極開發國產新藥和特效藥品種，努力拓展省內外的銷售市場，年內新開發經銷和代理的品種達二千多個，其中新增獨家代理品種四個，新增銷售額達人民幣5,260萬元；批發業務銷售額同比大幅度增加37.04%，對促進貿易業務銷售市場的發展起到重要作用。
- 年內，貿易業務根據「非處方」(OTC)藥品市場迅速發展的情況，積極把握發展時機，配合推行藥品分類專業管理和非處方藥品的供應工作，並成立了OTC藥品專業銷售公司，開業以來銷售額達人民幣五千多萬元。
- 貿易業務積極拓展醫藥零售網點，年內新增零售網點三十三家，新增銷售額約人民幣1,500萬元，截至二零零零年十二月三十一日，本集團的醫藥零售網點共達155家，其中主營中藥的"采芝林"藥業連鎖店93家及主營西藥的"健民"醫藥連鎖店62家。
- 因受到國家藥品價格政策和國內醫藥市場激烈競爭等因素影響，二零零零年貿易業務的銷售毛利率下降至10.34%，比一九九九年下降2.42個百分點。
- 為了克服毛利率下降的影響，貿易業務在積極擴大銷售的同時，努力降低營運成本。透過加強營運費用的目標管理工作，加強庫存商品的監控管理工作及銷售客戶的信用分析和應收賬款管理工作，年內貿易業務的營運費用率比一九九九年下降1.81個百分點。營業額的大幅度增加，費用率的下降和資金周轉速度的加快，保證了貿易業務的盈利貢獻。

- 通過本公司一九九九年度末的核數師報告；
- 續聘任期屆滿的公司核數師(羊城會計師事務所有限公司)及國際核數師(羅兵咸永道會計師事務所)並授權本公司董事會決定其酬金；
- 通過本公司一九九九年度利潤分配及派息方案；
- 通過二零零零年度本公司董事及監事服務報酬總金額；及
- 授權董事會依照有關規定在有關期間內配發及發行新股份，並授權董事會據此對本公司章程作出適當及必要的修改和辦理有關的變更登記手續。

(2) 第一屆第十三次董事會會議於二零零零年八月四日召開，並通過如下決議案：
- 將控股股東—廣州醫藥集團有限公司推存的下一屆董事候選人及監事候選人名單及資料提交股東大會；
- 建議對本公司章程第八十八條及第一百一十一條進行修訂的事宜；
- 提議於二零零零年九月二十六日在廣州市沙面北街四十五號廣州藥業股份有限公司會議室召開本公司臨時股東大會，並通過臨時股東大會公告稿；
- 通過廣州藥業增發A股有關事項及工作進度情況的報告；及
- 通過二零零零年度中期業績報告工作計劃及進度情況的報告。

(3) 第一屆第十四次董事會會議於二零零零年八月十八日召開，並通過如下決議案：
- 通過二零零零年度中期業績報告；
- 通過二零零零年度中期未經審核的財務報告；及
- 通過二零零零年度中期派息方案。

(4) 第一屆第十五次董事會會議於二零零零年九月一日召開，並通過如下決議案：
- 通過《申請二零零零年公募增發人民幣普通股(A股)的方案》；
- 通過《關於增發A股募集資金計劃投資項目可行性的方案》；
- 通過《關於前次募集資金使用情況說明的方案》及廣州羊城會計師事務所《關於公司前次募集資金使用情況的專項報告》；
- 通過《關於本次公募增發A股成功後二零零零年中期未分配利潤及二零零零年七月一日至A股發行完成前滾存利潤由新老股東共享的方案》；
- 通過《關於提請股東大會授權董事會全權辦理本次公募增發A股相關事宜的方案》；及
- 通過《關於召開二零零零年第二次臨時股東大會的方案》。

(5) 第二屆第一次董事會於二零零零年十月十八日召開，並通過如下決議案：
- 選舉蔡志祥先生及李益民先生分別為第二屆董事會董事長及副董事長；
- 聘請陳翔志先生為本公司總經理；
- 聘請張伯華先生、朱幼麟先生、吳張先生任審核委員會委員；
- 經總經理提名，聘任黎穗成先生、肖承先生為本公司副總經理；
- 經總經理提名，聘任江士杰先生為本公司財務總監；
- 經董事長提名，聘任何舒華先生為本公司董事會秘書；及
- 確認了非執行董事及股東代表監事袍金。

(6) 第二屆第一次臨時董事會會議於十一月十九日至十一月二十四日以書面表決形式進行，並通過如下決議案：
- 通過關於本公司與廣藥集團簽訂的倉庫租賃協議和辦公樓租賃協議的議案。

(7) 第二屆第二次董事會會議於十一月十三日至十一月十八日以書面表決形式進行，並通過如下決議案：
- 通過關於投資並購買"光大銀行"部分股權的議案。

3. 公司管理層及員工

董事、監事及高級管理人員

姓名		年齡
蔡志祥	董事長	51
李益民	副董事長	50
陳翔志	董事及總經理	38
馮贊勝	董事	50
朱幼麟	獨立非執行董事	56
張伯華	獨立非執行董事	68
劉鵬翔	獨立非執行董事	60
吳張	獨立非執行董事	43
黃卜仁	獨立非執行董事	64
陳旋英	監事	51
羅耀東	監事	47
譚思馬	監事	37
肖承	副總經理	59
黎穗成	副總經理	40
江士杰	財務總監	65
何舒華	董事會秘書	44

註：

所有董事、監事及公司秘書，任職期限由二零零零年十月十八日至2003年第三屆董事會成員選舉產生之日止；報告期內本公司董事、監事和高級管理人員年薪酬人民幣10萬元以下8人，人民幣10萬元至人民幣20萬元4人，人民幣20萬元至人民幣30萬元4人。

本公司員工情況

二零零零年末公司在冊員工人數為8,203人，其中：

生產人員	2,651人；
技術人員	1,233人；
財務人員	284人；
行政人員	568人；
銷售服務人員	2,247人；及
其他人員	1,220人。

本公司持有大學本科文憑以上的員工有427人，另外，退休職工人數有3,881人。

(截止二零零零年十二月三十一日，本公司並無任何員工購股權計劃。)

6. 與控股股東在人員、資產、財務上的"三分開"情況說明

本公司與控股股東實行人員、資產、財務"三分開"，在經營上做到人員獨立，資產完整，財務獨立。

(1) 在人員方面，本公司在勞動、人事及工資管理等方面獨立；經理、副經理等高級管理人員在本公司領取薪酬，且沒有在控股股東單位擔任經理、副經理等高級管理職務。

(2) 在資產方面，本公司擁有獨立的生產系統、輔助生產系統和配套設施；擁有獨立的採購和銷售系統；本公司目前正在使用的38個商標的所有人為本公司的控股股東——廣州醫藥集團有限公司。本公司已於1997年9月1日就商標使用與廣州醫藥集團有限公司簽訂了《商標許可協定》，根據協定規定有償使用，有效期至2007年8月31日。廣州醫藥集團有限公司於二零零零年11月21日出具了《關於廣州藥業使用商標到期後延期的承諾書》：商標使用期滿後上述《商標許可協定》約定的商標使用條件自動續期10年。此外，本公司自行擁有6個註冊商標，該商標註冊在有效期內。

(3) 在財務方面，設立有獨立的財會部門，並建立了獨立的會計核算體系和財務管理制度；獨立在銀行開戶。

7. 報告期內，本公司未發生因託管、承包、租賃其他公司資產或其他公司託管、承包、租賃本公司資產，而為本公司帶來達到本年度利潤總額10%以上利潤的事項。

8. 本年度公司續聘羅兵咸永道會計師事務所為國際核數師，廣州羊城會計師事務所有限公司為國內核數師。

9. 報告期內，本公司無重大擔保事項。

10. 報告期內，本公司名稱和股票簡稱未作變更。

11. 承諾事項履行情況：本公司董事會在二零零零年12月30日的增發《招股意向書》中承諾，於二零零零年度將3年以上壞賬準備的計提標準予以調整，董事會已經履行了該承諾，詳見按中國會計準則及制度編制之會計報表附註。

12. 二零零一年二月二十一日，經第二屆第三次董事會會議決議，由廣州中藥一廠吸收合併廣州眾勝藥廠，目前，有關工作正在進行中。

十、 財務會計報告

1. 綜合損益表(按照香港普遍採納之會計原則及香港會計師公會頒佈之會計準則編製)

綜合損益表
截至二零零零年十二月三十一日止年度
(按香港普遍採納會計原則編製)

	附註	二零零零年 人民幣千元	一九九九年 人民幣千元
營業額	1	4,222,857	3,454,492
銷售成本		(3,201,332)	(2,591,019)
毛利		1,021,525	863,473
其他收益	1	82,708	60,357
分銷成本		(367,132)	(288,806)
行政開支		(481,234)	(404,803)
其他經營開支		(7,990)	(6,257)
扣除融資成本前之經營盈利	2	247,877	223,964
融資成本	3	(39,207)	(45,985)
經營盈利		208,670	177,979
應佔盈利減虧損			
共同控制實體		(841)	(688)
聯營公司		(3,257)	824
除稅前盈利		204,572	178,115
稅項	4	(59,745)	(41,743)
除稅後盈利		144,827	136,372
少數股東權益		(9,577)	(7,684)
本年淨利潤		135,250	128,688
每股盈利	5	人民幣0.185元	人民幣0.176元

1. 營業額、收益及分部資料

本集團主要從事中成藥製造及銷售，以及西藥、中成藥、中藥材及各種醫療儀器的批發、零售及進出口業務。本年度列賬之收益如下：

	二零零零年 人民幣千元	一九九九年 人民幣千元
營業額		
銷售貨品	4,222,857	3,454,492
其他收益		

6. 扣除非經常性損益後的每股收益(元)	0.17	0.16	0.16	0.15
7. 每股淨資產(元)	1.87	1.86	1.77	1.72
8. 淨資產收益率(攤薄)%	10.65	9.42	9.18	9.83
9. 淨資產收益率(加權)%	10.15	9.72	9.08	10.09
10. 股東權益比率%	44.82	45.51	42.68	42.00
11. 資產負債率%	51.89	51.30	52.60	53.33
12. 調整後每股淨資產(元)	1.74	1.70	1.73	1.68
13. 每股經營活動產生的現金流量淨額(元)	0.39	0.40	0.31	0.37

主要會計資料與業務資料附註：

每股收益=淨利潤或股東應佔盈利÷報告期末普通股股份總數；

由於本年度總股本無發生變化，故加權每股收益與攤薄數一致。

每股淨資產=報告期末股東權益÷報告期末普通股股份總數；

淨資產收益率(攤薄)=(淨利潤或股東應佔盈利÷報告期末股東權益)×100%

淨資產收益率(加權)={淨利潤或股東應佔盈利÷[(期初股東權益+期末股東權益)÷2]}×100%

股東權益比率=年末股東權益÷年末總資產×100%

資產負債率=負債總額÷資產總額×100%

調整後的每股淨資產=(報告期末股東權益－三年以上的應收款項淨額－待攤費用－待處理財產淨損失－開辦費－長期待攤費用－住房周轉金負數餘額)÷報告期末普通股股份總數

每股經營活動產生的現金流量淨額=經營活動產生的現金流量淨額÷報告期末普通股股份總數

調整前後說明：根據財政部財會字(1999)35號文規定，本公司從一九九九年一月一日起，變更了壞賬準備和長期投資減值準備的計提方法，對於上述會計政策的變更，本公司採用追溯調整進行處理，調整了一九九九年期初留存收益和其他相關項目的期初數。

註：報告期後，本公司完成增發78,000,000股A股，總股本發生變動。若按增發後的總股本810,900,000股全面攤薄計算，本公司二零零零年度每股收益為人民幣0.18元。

三、股本變動及股東情況介紹

1. 報告期末股東總數

(1) 截至二零零零年十二月三十一日持有本公司股票的股東戶數為九十七戶，其中，發起人國家股代表一戶，境外上市外資股(H股)九十六戶。

(2) 內部職工股情況

本公司無任何內部職工股

(3) 股票發行及上市情況

一九九七年十月二十四日，本公司H股股票在香港發行，發行價格為每股1.65港元，發行數量為21,990萬股；一九九七年十月三十日，本公司H股股票在香港聯交所上市。

二零零一年一月十日，本公司A股股票在國內發行，發行價格為每股9.8元人民幣，發行數量為7,800萬股；二零零一年二月六日，本公司A股股票在上交所上市，A股發行後，本公司總股本為81,090萬股，其中，國家股(未流通股)為51,300萬股，佔總股本的63.26%；A股(流通股)為7,800萬股，佔總股本的9.62%；H股(流通股)為21,990萬股，佔總股本的27.12%。

2. 最大股東持股情況

於二零零零年十二月三十一日，本公司前十名最大股東之持股情況如下：

股東名稱	持股類別	年末持股數(股)	佔年末總股本比例(%)
廣州醫藥集團有限公司	國家股	513,000,000	70
香港中央結算(代理人)有限公司	H股	216,331,000	29.51
HSBC NOMINEES (HONG KONG) LIMITED	H股	800,000	0.109
王保國	H股	250,000	0.034
陳堅民	H股	200,000	0.027
孫國鋼	H股	200,000	0.027
鄧毅	H股	120,000	0.016
朱樹強	H股	110,000	0.015
陳卓生	H股	100,000	0.0136
李青	H股	100,000	0.0136
陳月清	H股	100,000	0.0136

註：
(1) 持有本公司股份之前10名股東之間不存在關聯關係。
(2) 本報告期內廣州醫藥集團有限公司所持有的本公司股份未有質押或凍結的情況。
(3) 報告期內，本公司控股股東未發生變更。

四、股東大會簡介

- 本公司於二零零零年五月二十六日上午，在中國廣東省廣州市本公司會議室召開一九九九年度股東大會，該股東大會決議公告刊登於二零零零年五月二十七日的《香港經濟日報》及《南華早報》(英文報)。
- 本公司於二零零零年十月十八日上午，在中國廣東省廣州市本公司會議室召開二零零零年第一次臨時股東大會，該臨時股東大會決議公告刊登於二零零零年十月十九日的《香港經濟日報》及《Hong Kong iMail》(英文報)。
- 本公司於二零零零年十月十八日上午，在中國廣東省廣州市本公司會議室召開二零零零年第二次臨時股東大會，該股東大會決議公告刊登於二零零零年十月十九日的《中國證券報》、《證券時報》、《香港經濟日報》及《Hong Kong iMail》(英文報)。

五、董事會報告

(除特別註明外，本報告涉及的財務資料均節錄自本集團按中國會計準則編制之賬項)

1. 業務回顧

1.1 主營業務及地區分析

- 二零零零年是本公司自一九九七年在香港上市以來的第三個完整會計年度，報告期內，國內醫療衛生體制改革、藥品分類管理制度、醫藥產品價格政策和城鎮職工基本醫療保險制度的實施等因素對中國醫藥市場產生了重大的影響，面對激烈競爭的市場環境，本集團採取了一系列的對策措施，使本集團的經營業績保持持續增長。

1.4 公司財務情況(單位：人民幣元)

按中國會計準則及制度

項目	2000年12月31日	1999年12月31日	增減(±%)
總資產	3,063,914,823	3,001,286,675	2.08
長期負債	84,573,230	98,261,885	-13.9
股東權益	1,373,104,547	1,365,972,198	0.52
	2000年度	1999年度	增減(±%)
主營業務利潤	1,001,732,586	847,610,057	18.18
淨利潤	146,234,183	128,663,317	13.66

按香港普遍採納之會計原則(人民幣千元)

項目	2000年12月31日	1999年12月31日	增減(±%)
總資產	3,256,426	3,072,057	6.00%
長期負債	65,000	46,600	39.50%
股東權益	1,574,490	1,478,225	6.51%
	2000年度	1999年度	增減(±%)
經營盈利	208,670	177,979	17.24%
淨利潤	135,250	128,688	5.10%

1.5 公司投資情況

發行H股募集資金淨額的使用情況：

本集團於1997年10月發行219,900,000股H股，扣除發行費用後，發售H股募集資金所得淨額約為港幣317,421,000元(折算人民幣340,233,000元)，截止2000年12月31日止，尚餘為904萬元未投入使用。

該次募集資金實際投資使用的具體情況如下：(單位：人民幣萬元)

投資專案	計劃總投資	至2000年末已完成投資	佔計劃投資額的比例
發展新產品	5,038	5,038	100%
改良現有生產技術及購買新設備	18,007	18,007	100%
成立現代化技術工程中心	3,000	1,070	36%
擴展小型至中型零售店	3,966	3,966	100%
一般營運資金及其他	5,038	5,038	100%

發行H股募集資金投入項目的進展及收益情況

(1) 用5,038萬元投入新產品的研製和開發，研製新品種25個，其中17個品種已經先後取得批文並正式投產或試產；完成6個名優產品的二次開發；及6個品種的劑型的改進，新產品的投產和品種劑型的改進，促進了企業盈利的持續增長。

(2) 用18,007萬元投入技術改造和GMP工程，廣州中藥一廠、廣州陳李濟藥廠、廣州奇星藥廠與廣州敬修堂藥業股份有限公司等通過GMP改造已全部取得國家認證，提高了產品質量和市場競爭力。

(3) 本公司原計劃投入3,000萬元人民幣用於現代化技術工程中心項目的建設，現已投入1,070萬元，剩餘資金將根據項目實際情況逐步投入。

(4) 投入3,966萬元用於擴展銷售網站，新增零售藥店54間，其中新購置的零售舖46間，新增銷售額約6,000多萬元。

(5) 投入5,038萬元用於補充企業流動資金，該項資金投入緩解了部分企業的資金緊缺狀況，同時也直接降低了本集團的財務費用。目前本集團短期借款已從1997年末的7.42億元下降至本年年度末的4.78億元；財務費用從97年的6,714萬元降至本年度的2,791萬元。

報告期內非募集資金的投資情況

經本公司第二屆第二次臨時董事會會議批准，本公司出資人民幣1,950萬元認購光大銀行1000萬股股權，由於該銀行在增資擴股中認購數大於發行數，因此實際配售本公司的股份為550萬股，佔該行擴股後總股數58.91億股的0.093%，認購金額為人民幣1,072.5萬元。

1.6 展望及未來發展計劃

- 本公司將以加快A股增發投資項目建設為重點，努力培育新增長點，增強企業核心競爭能力。
- 本公司將繼續以市場為導向，積極拓展重點產品的市場及調整產品結構組合，通過市場推介和宣傳，提高市場佔有率。二零零一年貿易業務計劃新增零售網點三十七家。
- 本公司將抓好現代化中藥工程中心、生物醫藥研究開發中心和中藥新技術產業化基地的建設，加強與國內外大學、科研部門及大機構的合作，加快新產品及新技術的研制與開發工作。本集團正在進行臨床研究及基礎技術開發項目分別有八個及六個。
- 二零零一年本公司將加快ERP管理系統的實施，全面重組企業的業務流程，優化企業的資源組合，以提升企業管理及決策水平及加強企業的競爭能力。
- 於二零零一年，本公司加快貿易業務計算機網絡系統的建設；強化內部監控和管理體系，以進一步提高企業的抗風險能力增和市場應變能力。
- 本公司將積極推進包括期權、期股等中長期激勵機制的建設，將企業的長遠價值目標與經營管理層的長期利益結合起來，以確保企業持續發展。
- 本公司將加強資本運作力度，通過引進境內外策略投資者等多種形式，實現股權多元化。同時，積極發展相關產業的投資，努力培育新的利潤增長點。

2. 董事會日常工作情況

本公司董事會全體成員遵照《中華人民共和國公司法》(「公司法」)及公司章程的規定，認真履行公司章程賦予的職責，認真執行股東大會決議，積極開展工作。

本年度內本公司共召開七次董事會會議，主要情況如下：

(1) 第一屆第十二次董事會會議於二零零零年三月二十四日召開，並通過如下決議案：
- 通過一九九九年度董事會工作報告；
- 通過一九九九年度監事會工作報告；
- 通過一九九九年度至年度末經審核的財務報告；

(截止二零零零年十二月三十一日，本公司並無任何員工購股權計劃。)

4. 利潤分配預案

按中國會計準則及制度編制的本公司二零零零年度淨利潤為人民幣146,234,183元，本公司及附屬子公司分別計提法定公積金10%和法定公益金10%，二項合計人民幣68,885,709元，餘下的稅後利潤加期初未分配利潤(-50,195,368元人民幣)，可供分配利潤為人民幣27,152,836元。

董事會建議派發二零零零年全年股息為人民幣0.05元，其中，中期股息已按每股人民幣0.02元派發，共派息人民幣14,658,000元；二零零零年末每股擬派人民幣0.03元(A股含稅)，根據二零零零年十月十八日第二次臨時股東大會上通過的決議案："本次公募增發A股成功後二零零零年中期末分配利潤及二零零零年七月一日至A股發行完成前滾存利潤由新老股東共享"，按增發A股後的總股本81,090萬股計算，此項建議派發的股息合共人民幣24,327,000元，其中，用二零零零年末未分配利潤派發人民幣11,475,000元，不足部分在留存的任意公積金中派發，包括已派發的中期股息在內合共人民幣38,985,000元。派發該項末期股息建議如在二零零一年六月十五日舉行之周年股東大會獲得通過，將於二零零一年六月二十九日或之前派發予二零零一年五月二十三日(星期三)收市後名列於本公司股東名冊的H股股東；A股股東的股權登記日、股息派發日及派發方式另行公告。

六、監事會報告

在本年度內，本公司所有監事按照《中華人民共和國公司法》("公司法")、公司章程及《香港聯合交易所有限公司證券上市規則》("上市規則")的有關規定履行職責，維護本公司利益和股東權益，遵照誠信原則，謹慎地，積極努力地開展工作。

本報告期監事會共召開4次會議，主要情況如下：

1. 一九九九年度股東周年大會於二零零零年五月二十六日招開，監事會出席了是次會議並通過了一九九九年度監事會工作報告。
2. 一九九九年度股東周年大會於二零零零年五月二十六日招開，監事會出席了是次會議，並審議通過了授權董事會依照有關規定在有關期間內配發及發行新股份，並授權董事會據此對本公司章程作出適當及必要的修改和辦理有關的變更登記手續。
3. 第二屆第一次監事會於二零零零年十月十八日召開，討論選舉新一屆監事會主席。
4. 二零零零年第二次臨時股東大會於二零零零年十月十八日召開，監事會出席了是次會議，討論關於二零零零年公募增發人民幣普通股(A股)的方案和提出意見。

監事會對本公司二零零零年度的工作評價如下：

1. 報告期內本公司運作規範，企業管理層所作經營決策符合國家的法律、法規、公司章程及上市規則，符合本公司的發展前景以及符合股東的權益實施有效的管理，沒有發現董事和高級管理人員違反法律、法規、公司章程或損害公司和股東利益的行為。
2. 本年度會計師所出具的審計報告無保留意見和解釋性說明，經檢查公司財務狀況，確認財務報告如實地反映財務狀況和經營成果。
3. 公司募集資金的投入情況與承諾項目基本一致。
4. 關聯交易公平合理，無損害上市公司利益的行為發生。

七、發行H股所得集資淨額之用途

本公司於一九九七年十月發行219,900,000股H股，扣除發行費用後，發售H股集資所得淨額約為港幣317,421,000元(折算為人民幣約340,233,000元)。截至二零零零年十二月三十一日止，已投入資金款項約人民幣331,193,000元，作以下的用途：

- 約人民幣180,070,000元用於現有生產技術改造及購買新設備；
- 約人民幣50,380,000元用於新產品的研製開發；
- 約人民幣39,660,000元用於擴展銷售網點；
- 約人民幣10,700,000元用於成立現代化技術工程中心；
- 約人民幣50,380,000元作為營運資金；及
- 餘款約人民幣9,043,000元以短期存款方式存於銀行。

上述募集資金用途與本公司在一九九七年發行H股的招股章程中所披露的用款計劃相符。

八、發行A股所得集資淨額之用途

本公司於二零零一年一月十日發行78,000,000股A股，扣除發行費用後，發售A股集資所得淨額約為人民幣737,990,000元，用作以下的用途：

- 約人民幣329,700,000元用作重點產品技術改造和新產品投產項目；
- 約人民幣188,800,000元用作擴張銷售網絡，建設物流配送中心和商業ERP系統；
- 約人民幣80,000,000元用作生物醫藥研究項目；
- 約人民幣59,800,000元用作中藥新技術產業化基地項目；及
- 約人民幣79,690,000元用作補充流動資金。

九、重要事項

重要事項披露

1. 報告期內，本集團無重大訴訟、仲裁事項。
2. 報告期內，本集團、本公司董事及高級管理人員無受監管部門處罰的情況。
3. 報告期內，本集團控股股東未發生變化。第一屆董事會成員任期于二零零零年屆滿，經二零零零年十月十八日二零零零年臨時股東大會通過，同意肖承、李興華、李國鈞、廖景光、蘇德貴及朱柏華不再擔任董事職務；並同意重新選舉產生第二屆董事會，成員有蔡志祥、李益民、陳用志、馮贊勝、朱幼農、張伯華、劉錦湘、吳張及黃卜仁。第一屆監事會成員任期於二零零零年屆滿，經二零零零年十月十八日二零零零年臨時股東大會通過，同意寧舟保及溫新民不再擔任監事，並同意重新選舉產生第二屆監事會，成員有陳燦英、譚思為及鍾耀東。在監事會第二屆第一次會議，選舉陳燦英為第二屆監事會主席。

經公司第二屆第一次董事會通過，選舉蔡志祥為董事長、李益民為副董事長。聘任陳用志為總經理；聘任龔勝成、肖承成為副總經理；聘任江士傑為財務總監；聘任何舒華為董事會秘書。

4. 報告期內，本公司無重大收購及出售資產、吸收合併事項。
5. 重大關聯交易事項

詳見按中國會計準則及制度編制之會計賬目及附註。

其他收益		
稅務補助(附註(a))	21,896	14,718
利息收入	13,947	11,901
投資物業之總租金收入	20,508	19,793
其他物業之租金收入減開支	8,374	7,726
供應商推廣收入	9,464	—
專利費收入	1,492	3,162
來自非上市投資之收入	7,025	3,057
	82,708	60,357
總收益	4,305,565	3,514,849

(a) 於本年內，本集團從地方稅務機關取得以下的補貼收入：

(i) 人民幣13,185,000元(一九九九年：人民幣14,718,000元)作為對本集團償還銀行債務之補助。本集團需要從稅後利潤中將一筆相等於此等補助金額之款項分配至資本公積金，以符合此等稅務補助的批文。

(ii) 人民幣8,711,000元(一九九九年：無)作為對本集團一附屬公司被廣州市財政局評定為廣州市內的科技創新企業之獎勵。

(b) 本年度各主要業務佔集團營業額及除稅前盈利之貢獻分析如下：

	營業額		除稅前盈利	
	二零零零年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元	一九九九年 人民幣千元
主要業務				
製造業務	1,295,155	1,199,739	154,350	123,789
貿易業務				
批發	2,469,538	1,802,015	38,431	37,010
零售	388,807	380,220	11,772	17,022
進出口	69,357	72,518	19	294
	2,927,702	2,254,753	50,222	54,326
	4,222,857	3,454,492	204,572	178,115

由於本集團之營業額及除稅前盈利之貢獻絕大部分均來自中國之銷售，因此並無提供按地區的營業額及除稅前盈利之詳細分析。

2. 經營盈利

經營盈利已扣除下列項目：

	二零零零年 人民幣千元	一九九九年 人民幣千元
固定資產之折舊及攤銷	64,883	62,753
有關投資物業之支出	4,070	3,506
出售固定資產虧損	895	990
出售投資證券虧損	3,685	—
研究及開發成本	9,429	8,834
核數師酬金	2,500	2,000
員工成本：		
遞延費用攤銷	10,448	2,650
職工退休費用	62,075	50,934
薪金、工資及其他福利支出	354,186	302,126
土地及樓宇經營租賃	21,829	21,760

3 融資成本

	二零零零年 人民幣千元	一九九九年 人民幣千元
銀行貸款及透支之利息	43,143	46,108
其他附帶之借貸成本	1,281	1,100
實際借貸成本總額	44,424	47,208
減：資本化作為在建工程之成本	(5,217)	(1,223)
	39,207	45,985

從一般借貸得來並用作開發在建工程之資金所用之資本化比率約為5.94%。(1999：5.4%、6.9%)

4 稅項

	二零零零年 人民幣千元	一九九九年 人民幣千元
在綜合損益賬支銷之稅項如下：		
中國企業所得稅	59,525	41,524
應佔稅項如下：		
共同控制實體	—	3
聯營公司	220	216
	59,745	41,743

根據廣州市人民政府之批文，本集團屬下若干附屬公司可享有企業所得稅減稅優惠待遇，實際所得稅率將為15%，並從一九九七年九月一日(成立日期)至二零零零年十二月三十一日止期間有效。

根據廣東省財政廳於二零零零年十一月九日頒佈的[2000]76號文的規定，廣東省上市公司的企業所得稅於二零零一年可先按33%的法定稅率徵收後，對超過15%的部分按照屬關係由各級財政給予返還。本公司已根據有關政策，向廣州市政府提出申請，要求政府在二零零一年繼續給予本公司稅務優惠，但有關申請尚未獲得廣州市政府批准。

集團屬下於中國以外地方成立的公司須根據該等經營的國家的稅務法律按應課稅收入繳付所得稅。

本年度並無重大未撥備之遞延稅項。

5 每股盈利

截至二零零零年十二月三十一日止年度每股盈利是根據除稅及少數股東權益後盈利人民幣135,250,000元(一九九九年：人民幣128,688,000)及年內已發行普通股數732,900,000股(一九九九年：732,900,000股)計算。

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2. 綜合資產負債表(按照中華人民共和國會計準則及制度編制)

貨幣單位：人民幣元

[illegible]

3. 利潤及利潤分配表(按照中華人民共和國會計準則編制)

合并利潤表
2000年度

貨幣單位：人民幣元

項目		2000	1999
一、	主營業務收入	4,265,333,812.92	3,494,180,972.86
	減：折扣與折讓	42,476,796.95	39,690,604.74
	主營業務收入淨額	4,222,857,015.97	3,454,490,368.12
	減：主營業務成本	3,201,331,862.39	2,588,555,951.24
	減：主營業務稅金	19,792,568.06	18,324,359.86
二、	主營業務利潤	1,001,732,585.52	847,610,057.02
	加：其他業務利潤	36,439,622.67	35,505,133.57
	減：存貨跌價損失	(832,880.63)	20,146.35
	減：營業費用	348,172,061.02	277,367,194.95
	減：管理費用	467,337,061.35	404,412,517.33
	減：財務費用	27,913,527.64	38,597,076.28
三、	營業利潤	195,582,478.81	162,718,255.68
	加：投資收益	4,647,887.81	2,492,254.87
	加：補貼收入	9,288,486.45	—
	加：營業外收入	18,407,208.86	24,504,645.65
	減：營業外支出	7,990,254.09	9,743,620.11
四、	利潤總額	219,935,807.84	179,971,536.09
	減：所得稅	62,725,426.49	41,853,028.03
	減：少數股東損益	10,976,198.58	9,455,191.48
五、	淨利潤	146,234,182.77	128,663,316.58

合并利潤表附表
2000年度

貨幣單位：人民幣元

報告期利潤	2000年 淨資產收益率 全面攤薄	2000年 淨資產收益率 加權平均	2000年 每股收益 全面攤薄	2000年 每股收益 加權平均	1999年 淨資產收益率 全面攤薄	1999年 淨資產收益率 加權平均	1999年 每股收益 全面攤薄	1999年 每股收益 加權平均
主營業務利潤	72.95%	69.53%	1.37	1.37	62.05%	64.06%	1.16	1.16
營業利潤	14.24%	13.57	0.27	0.27	11.91%	12.30%	0.22	0.22
淨利潤	10.65%	10.15%	0.20	0.20	9.42%	9.72%	0.18	0.18
扣除非經常								

5. 資產負債表
2000年12月31日

貨幣單位：人民幣元

[illegible]

6. 利潤表
2000年度

貨幣單位：人民幣元

項目		2000	1999
一、	主營業務收入	—	—
	減：折扣與折讓	—	—
	主營業務收入淨額	—	—
	減：主營業務成本	—	—
	減：主營業務稅金及附加	—	—
二、	主營業務利潤		
	加：其他業務利潤	2,433,359.33	4,458,575.07
	減：存貨跌價損失	—	—
	減：營業費用	—	—
	減：管理費用	13,594,661.68	14,519,341.87
	減：財務費用	(5,357,377.21)	(5,750,827.01)
三、	營業利潤	(5,803,925.14)	(4,309,939.79)
	加：投資收益	152,166,042.72	132,973,836.44
	加：補貼收入	—	—
	加：營業外收入	10,344.91	—
	減：營業外支出	138,279.72	508.07
四、	利潤總額	146,234,182.77	128,663,316.58
	減：所得稅	—	—
五、	淨利潤	146,234,182.77	128,663,316.58

7. 利潤分配表
2000年度

貨幣單位：人民幣元

項目		2000	1999
一、	淨利潤	146,234,182.77	128,663,316.58
	加：年初未分配利潤	28,824,868.24	76,756,227.35
	加：盈餘公積轉入數	—	—
二、	可供分配的利潤	175,059,051.01	205,419,543.93
	減：提取法定盈餘公積金	14,623,418.28	12,866,331.66
	減：提取法定公益金	14,623,418.28	12,866,331.66
三、	可供股東分配的利潤	145,812,214.45	179,686,880.61
	減：應付優先股股利	—	—
	減：提取任意盈餘公積金	—	—
	減：應付普通股股利	38,985,000.00	36,645,500.00
	減：轉作股本的普通股股利	—	—
四、	未分配利潤	106,827,214.45	143,041,380.61

8. 現金流量表
2000年度

貨幣單位：人民幣元

[illegible]

(2) 存在控制關係的關聯方的註冊資本及其變化

貨幣單位：人民幣萬元

企業名稱	年初數	本年增加數	本年減少數	年末數
廣州醫藥集團有限公司	100,770	0	0	100,770
廣州星群(藥業)股份有限公司	5,350	0	0	5,350
廣州中藥一廠	1,167	0	0	1,167
廣州陳李濟藥廠	752	0	0	752
廣州卑群藥廠	499	0	0	499
廣州奇星藥廠	560	0	0	560
廣州敬修堂(藥業)股份有限公司	6,210	0	0	6,210
廣州潘高壽藥業股份有限公司	4,332	0	0	4,332
廣州羊城藥業股份有限公司	6,189	0	0	6,189
廣州市醫藥公司	835	0	0	835
廣州市藥材公司	882	0	0	882
廣州市醫藥進出口公司	257	0	0	257

(3) 存在控制關係的關聯方所持股份或權益及其變化

貨幣單位：人民幣萬元

企業名稱	年初數	%	本年增加數	%	本年減少數	%	年末數	%
廣州醫藥集團有限公司	51,300	70	0	0	0	0	51,300	70
廣州星群(藥業)股份有限公司	4,500	84.11	0	0	0	0	4,500	84.11
廣州中藥一廠	1,167	100	0	0	0	0	1,167	100
廣州陳李濟藥廠	752	100	0	0	0	0	752	100
廣州卑群藥廠	499	100	0	0	0	0	499	100
廣州奇星藥廠	560	100	0	0	0	0	560	100
廣州敬修堂(藥業)股份有限公司	5,210	83.90	0	0	0	0	5,210	83.90
廣州潘高壽藥業股份有限公司	3,532	81.53	0	0	0	0	3,532	81.53
廣州羊城藥業股份有限公司	5,389	87.07	0	0	0	0	5,389	87.07
廣州市醫藥公司	835	100	0	0	0	0	835	100
廣州市藥材公司	882	100	0	0	0	0	882	100
廣州市醫藥進出口公司	257	100	0	0	0	0	257	100

(4) 關聯方交易

1. 不存在控制關係的關聯方關係的性質

企業名稱	與本公司的關係
廣州天心藥業股份有限公司	與本公司同一母公司
廣州僑光製藥廠	與本公司同一母公司
廣州光華藥業股份有限公司	與本公司同一母公司
廣州明興製藥廠	與本公司同一母公司
廣東製藥廠	與本公司同一母公司
廣州市醫藥物資供應公司	與本公司同一母公司
廣州何濟公製藥廠	與本公司同一母公司
廣州衛生材料廠	與本公司同一母公司
廣州製藥廠	與本公司同一母公司
廣州製藥十廠	與本公司同一母公司
廣州醫藥經濟拓展公司	與本公司同一母公司
廣州中富藥業有限公司	合營企業
廣東星卑保健飲料有限公司	子公司
廣州廣京中藥技術創新中心有限公司	子公司
保聯拓展有限公司	與本公司同一母公司

2. 採購貨物

貨幣單位：人民幣千元

公司名稱	本年累計數	上年累計數
廣州天心藥業股份有限公司	5,697	5,489
廣州僑光製藥廠	4,112	2,576
廣州光華藥業股份有限公司	15,372	11,009
廣州明興製藥廠	7,047	5,723
廣東製藥廠	9,081	6,887
廣州市醫藥物資供應公司	3,040	6,718
廣州何濟公製藥廠	1,378	936
廣州衛生材料廠	668	520
廣州製藥廠	1,249	0
廣州醫藥經濟拓展公司	0	295
廣州製藥十廠	316	811
	47,960	40,964

以上購貨業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

3. 銷售貨物

貨幣單位：人民幣千元

公司名稱	本年累計數	上年累計數
廣州天心藥業股份有限公司	13,557	13,979
廣州醫藥經濟拓展公司	0	76
廣州僑光製藥廠	27,995	4,159
廣州光華藥業股份有限公司	444	0
廣東製藥廠	1,535	1,457
廣州中富藥業有限公司	2,051	0
廣州市醫藥物資供應公司	4,864	0
廣州何濟公製藥廠	78	324
	50,524	19,995

以上銷售業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

4. 應收應付款項

貨幣單位：人民幣千元

	年初數	年末數
應收賬款：		
廣州光華藥業股份有限公司	0	121
廣州中富藥業有限公司	97	0
廣東星卑保健飲料有限公司	289	0

統一所得稅及地方政府退稅優惠

本公司根據廣東省廣州市人民政府發給廣州醫藥集團的批文，本集團屬下若干附屬公司在二零零零年十二月三十一日前可獲所得稅退稅優惠，即在33%稅率計繳所得稅後，其中超過15%部分可獲返還。本公司將根據有關政策，爭取政府有關部門於二零零零年十二月三十一日後繼續給予本公司稅務優惠，但本公司現時無法保證上述工作會獲得批准。

11. 公司主要全資附屬企業及控股子公司經營情況及業績(單位：人民幣萬元)

企業名稱	持股比例	主營業務總資產	主營業務收入	利潤
廣州中藥一廠	100%	25,859.05	35,285.24	21,219.23
廣州陳李濟藥廠	100%	21,562.38	15,354.76	7,273.40
廣州卑群藥廠	100%	6,363.40	5,302.46	2,158.24
州奇星藥廠	100%	39,451.23	18,336.45	9,926.83
廣州市醫藥公司	100%	99,823.20	238,467.23	20,146.39
廣州市藥材公司	100%	28,216.64	49,561.96	8,341.92
廣州市進出口公司	100%	3,723.52	7,951.16	800.23
廣州星群藥業股份有限公司	84.10%	26,407.55	19,908.60	7,991.75
廣州敬修堂藥業股份有限公司	83.90%	18,190.65	13,010.77	7,192.25
廣州潘高壽藥業股份有限公司	81.53%	23,965.05	19,722.88	8,313.00
廣州羊城藥業股份有限公司	87.07%	10,365.37	13,032.23	6,303.99

12. 按照中國會計準則和香港普遍採納的會計原則計算的淨利潤差異分析

	集團 二零零零年 人民幣千元	集團 一九九九年 人民幣千元	公司 二零零零年 人民幣千元	公司 一九九九年 人民幣千元
根據中國會計準則及制度編制之所有者權益	1,373,104	1,365,972	1,373,104	1,365,972
調整				
撥備之額外準備	(30,121)	(18,623)	—	—
資本化之遞延費用	89,909	(4,110)	2,187	—
固定資產重估價值的分別	138,733	140,177	—	—
多計提的研究開發費用	17,463	5,938	—	—
少數股東權益差異	(14,598)	(11,129)	—	—
沖回子公司之應占淨資產	—	—	(39,531)	(39,202)
	201,386	112,253	(37,344)	(39,202)
根據香港普遍採納之會計原則編制之所有者權益	1,574,490	1,478,225	1,335,760	1,326,770
根據中國企業會計準則及制度編制之淨利潤	146,234	128,663	146,234	128,663
調整				
遞延費用之攤銷	(10,448)	(2,650)	(243)	—
固定資產重估增值部分所計提之折舊	(1,444)	—	—	—
沖銷多計提之研究開發費用	11,525	—	—	—
少數股東權益差異	1,400	(1,771)	—	—
沖回應占子公司當年業績	—	—	(98,016)	(46,174)
確認補助收入	[illegible]	14,718	—	—
呆壞存貨處理	(17,255)	—	—	—
於以前年度已確認之所得稅損	(7,947)	(8,790)	—	—
所得稅項差異	—	(1,069)	—	—
其他	—	(413)	—	—
	(10,984)	25	(98,259)	(46,174)
根據香港普遍採納之會計原則編制之淨利潤	135,250	128,688	47,975	82,489

十一、其他事項

銀行貸款、透支及其他借款
截止二零零零年十二月三十一日，本集團的銀行貸款/短期借款及總負債與去年同期數位相比並無重大不利變動。

匯率波動風險
截至二零零零年十二月三十一日，本集團沒有需要披露的重大匯率波動風險。

資產負債率
截止二零零零年十二月三十一日，本集團的資產負債率相對去年數字並無重大不利變動。

購買、出售及贖回本公司之證券

截至二零零零年十二月三十一日止年度內本公司或其任何附屬公司概無購買、出售及贖回本公司之證券。

優先認股權

本公司章程及中國法律並無優先認購股權條款而要求本公司按照持有股份比例發行新股於現有股東。

重大訴訟事項

於本年度內，本公司無涉及任何重大訴訟或仲裁事項。

最佳應用守則

本公司董事會欣然確認於截至二零零零年十二月三十一日止年度，本公司已按照香港聯合交易所有限公司證券上市規則的「最佳應用守則」運作。

審計意見

本集團二零零零年度以中國會計準則編製之會計報目已由廣州羊城會師事務所有限公司(本公司國內之核數師)審核並出具無保留之審計意見。

BEST AVAILABLE COPY

扣除非經常性損益後的淨利潤	9.21%	1.78%	0.17	0.17	8.34%	1.61%	0.16	0.16

合并利潤分配表
2000年度

貨幣單位：人民幣元

項目		2000	1999
一、	淨利潤	146,234,182.77	128,663,316.58
	加：年初未分配利潤	(50,195,637.73)	12,070,109.58
	加：盈余公積轉入數	—	—
二、	可供分配的利潤	96,038,545.04	140,733,426.16
	減：提取法定盈餘公積金	34,442,904.57	28,345,413.38
	減：提取法定公益金	34,442,804.68	28,227,556.31
三、	可供股東分配的利潤	27,152,835.79	84,160,456.48
	減：應付優先股股利	—	—
	減：提取任意盈餘公積金	—	29,112,202.87
	減：應付普通股股利	26,133,000.00	36,645,500.00
	減：轉作股本的普通股股利	—	—
四、	未分配利潤	1,019,835.79	18,402,753.61

4. 綜合現金流量表(按照中華人民共和國會計準則編制)

合并現金流量表
2000年度

貨幣單位：人民幣元

項目	金額	項目	金額
一、經營活動產生的現金流量：		三、籌資活動產生的現金流量：	
銷售商品、提供勞務收到的現金	5,002,531,192.11	吸收權益性投資所收到的現金	—
收到的租金	27,283,960.40	子公司吸收少數股東權益性投資所收到的現金	—
收到的稅費返還	11,733,484.10	發行債券所收到的現金	—
收到的其他與經營活動有關的現金	193,008,483.40	借款所收到的現金	633,950,000.00
現金流入小計	5,234,557,120.01	收到的其他與籌資活動有關的現金	[illegible]
購買商品、接受勞務支付的現金	3,769,785,494.43	現金流入小計	760,356,810.55
經營租賃所支付的現金	[illegible]	償還債務所支付的現金	[illegible]
支付給職工以及為職工支付的現金	375,519,054.88	發生籌資費用所支付的現金	1,280,472.87
支付的增值稅款	208,471,587.46	分配股利或利潤所支付的現金	39,830,432.51
支付的所得稅款	40,720,308.31	子公司支付少數股東股利所支付的現金	5,156,833.90
支付的除增值稅、所得稅以外的其他稅費	45,783,971.34	償付利息所支付的現金	39,517,639.69
支付的其他與經營活動有關的現金	485,158,779.30	融資租賃所支付的現金	[illegible]
現金流出小計	4,947,605,794.90	減少註冊資本所支付的現金	—
經營活動產生的現金流量淨額	[illegible]	子公司減少註冊資本支付給少數股東	—
二、投資活動產生的現金流量		支付的其他與籌資活動有關的現金	[illegible]
收回投資所收到的現金	3,554,491.21	現金流出小計	862,789,966.44
分得股利或利潤所收到的現金	4,196,033.30	籌資活動產生的現金流量小計	(102,433,155.89)
取得債券利息收入所收到的現金	914,700.36		
處置固定資產、無形資產和其他長期資產而收到的現金	1,522,734.37		
收到的其他與投資活動有關的現金	4,734,379.59		
現金流入小計	14,922,338.83		
購建固定資產、無形資產和其他長期資產所支付的現金	163,527,356.13		
權益性投資所支付的現金	23,536,666.00		
債權性投資所支付的現金	10,000,000.00		
支付的其他與投資活動有關的現金	21,662,690.75		
現金流出小計	218,726,712.88	四、匯率變動對現金的影響額	(534,768.07)
投資活動產生的現金流量淨額	(203,804,374.05)	五、現金及現金等價物淨增加額	(19,820,972.90)

合并現金流量表附註
2000年度

貨幣單位：人民幣元

項目	金額
1、不涉及現金收支的投資和籌資活動：	
以固定資產償還債務	0.00
以投資償還債務	0.00
以固定資產進行長期投資	0.00
以存貨償還債務	0.00
融資租賃固定資產	0.00
2、將淨利潤調節為經營活動的現金流量：	
淨利潤	146,234,182.77
加：計提的壞帳准備或轉銷的壞帳	18,248,678.00
固定資產折舊	57,109,334.14
無形資產攤銷	2,951,052.15
處置固定資產、無形資產和其他長期資產的損失(減：收益)	1,515,194.91
固定資產報廢損失	1,714,142.98
財務費用	31,146,216.12
投資損失(減：收益)	(4,647,887.81)
遞延稅款貸款(減：借項)	0.00
存貨的減少(減：增加)	(108,517,553.74)
經營性應收項目的減少(減：增加)	85,728,804.39
經營性應付項目的增加(減：減少)	55,469,161.20
增值稅增加淨額(減：減少)	0.00
其他	0.00
經營活動產生的現金流量淨額	286,951,235.11
3、現金及現金等價物淨增加情況	
貨幣資金的期末餘額	488,332,578.45
減：貨幣資金的期初餘額	508,153,551.35
現金等價物的期末餘額	0.00
減：現金等價物的期初餘額	0.00
現金及現金等價物淨增加額	(19,820,972.90)

項目	金額	項目	金額
一、經營活動產生的現金流量：		三、籌資活動產生的現金流量：	
銷售商品、提供勞務收到的現金	—	吸收權益性投資所收到的現金	—
收到的租金	—	子公司吸收少數股東權益性投資所收到的現金	—
收到的稅費返還	179,021.21	發行債券所收到的現金	—
收到的其他與經營活動有關的現金	7,368,832.64	借款所收到的現金	70,000,000.00
現金流入小計	7,547,853.85	收到的其他與籌資活動有關的現金	—
購買商品、接受勞務支付的現金	—	現金流入小計	70,000,000.00
經營租賃所支付的現金	1,081,200.00	償還債務所支付的現金	—
支付給職工以及為職工支付的現金	[illegible]	發生籌資費用所支付的現金	1,201,700.58
支付的增值稅款	—	分配股利或利潤所支付的現金	36,709,151.45
支付的所得稅款	—	子公司支付少數股東股利所支付的現金	—
支付的除增值稅、所得稅以外的其他稅費	[illegible]	償付利息所支付的現金	751,905.00
支付的其他與經營活動有關的現金	3,991,792.09	融資租賃所支付的現金	—
現金流出小計	9,469,300.43	減少註冊資本所支付的現金	—
經營活動產生的現金流量淨額	(1,921,446.58)	子公司減少註冊資本支付給少數股東的現金	—
二、投資活動產生的現金流量：		支付的其他與籌資活動有關的現金	—
收回投資所收到的現金	—	現金流出小計	38,662,757.03
分得股利或利潤所收到的現金	69,894,407.26	籌資活動產生的現金流量小計	31,337,242.97
取得債券利息收入所收到的現金	—		
處置固定資產、無形資產和其他長期資產而收到的現金	—		
收到的其他與投資活動有關的現金	—		
現金流入小計	69,894,407.26		
購建固定資產、無形資產和其他長期資產所支付的現金	3,375,192.86		
權益性投資所支付的現金	47,000,000.00		
債權性投資所支付的現金	52,999,043.05		
支付的其他與投資活動有關的現金	5,000,000.00		
現金流出小計	108,374,235.91	四、匯率變動對現金的影響額	(532,947.58)
投資活動產生的現金流量淨額	(38,479,828.65)	五、現金及現金等價物淨增加額	(9,596,979.84)

9. **現金流量表附註**
2000年度

貨幣單位：人民幣元

項目		金額
1、	不涉及現金收支的投資和籌資活動：	
	以固定資產償還債務	0.00
	以投資償還債務	0.00
	以固定資產進行長期投資	0.00
	以存貨償還債務	0.00
	融資租賃固定資產	0.00
2、	將淨利潤調節為經營活動的現金流量：	
	淨利潤	146,234,182.77
	加：計提的壞帳準備或轉銷的壞帳	0.00
	固定資產折舊	1,699,852.94
	無形資產攤銷	0.00
	處置固定資產、無形資產和其他長期資產的損失(減：收入)	0.00
	固定資產報廢損失	0.00
	財務費用	767,250.00
	投資損失(減：收益)	(152,166,042.72)
	遞延稅款貸款(減：借項)	0.00
	存貨的減少(減：增加)	0.00
	經營性應收項目的減少(減：增加)	(17,127,348.27)
	經營性應付項目的增加(減：減少)	18,670,658.70
	增值稅增加淨額(減：減少)	0.00
	其他	0.00
	經營活動產生的現金流量淨額	(1,921,446.58)
3、	現金及現金等價物淨增加情況	
	貨幣資金的期末餘額	128,224,828.98
	減：貨幣資金的期初餘額	137,821,808.82
	現金等價物的期末餘額	0.00
	減：現金等價物的期初餘額	0.00
	現金及現金等價物淨增加額	(9,596,979.84)

10. **主要會計政策、會計估計和合併報表的編制方法**

壞帳核算方法：本公司採用備抵法對壞賬進行核算。實際發生壞賬時，衝銷壞賬準備。

壞賬的確認標準是：債務人破產或死亡，以其破產財產或遺產清償後仍無法收回的賬款；債務人逾期三年以上未履行其償債義務，且有明顯跡象表明無法收回，並經董事會批准確認為壞賬的賬款。

本公司根據財政部財會字[1999]35號文的要求和公司董事會批准的壞賬準備計提標準，按賬齡分析法計提壞賬準備。另外，本公司根據債務單位的財務狀況、償債能力等情況，針對個別回收風險大的賬款單獨提取壞賬準備。

按賬齡分析法計提壞賬準備的具體方法如下：

應收款項賬齡	提取比例
1年以內	1%
1年–2年	10%
2年–3年	30%
3年–4年	50%
4年–5年	80%
5年以上	100%

上述應收款項包括應收賬款及其他應收款。其他應收款按扣除關聯公司欠款、未報銷的業務支出及其他不涉及資金回收的挂賬後的餘額計提壞賬準備。

關聯方關係及其交易

(1) 存在控制關係的關聯方

企業名稱	註冊地址	主營業務	與本企業關係	經濟性質或類型	法定代表人
廣州醫藥集團有限公司	廣州市沙面北街45號	生產及銷售	母公司	有限責任公司	[illegible]
廣州星群(藥業)股份有限公司	廣州市人民中路252號	生產及銷售	子公司	股份有限公司	[illegible]
廣州中藥一廠	廣州市杉木欄路7?號	生產及銷售	子公司	國有控股	[illegible]
廣州陳李濟藥廠	[illegible]	生產及銷售	子公司	國有控股	[illegible]
廣州羊城藥廠	[illegible]	生產及銷售	子公司	國有控股	[illegible]
廣州奇星藥廠	[illegible]	生產及銷售	子公司	國有控股	[illegible]
廣州敬修堂(藥業)股份有限公司	廣州市人民南路179號	生產及銷售	子公司	股份有限公司	[illegible]
廣州潘高壽藥業股份有限公司	[illegible]	生產及銷售	子公司	股份有限公司	[illegible]
[illegible]	[illegible]	生產及銷售	子公司	股份有限公司	[illegible]
廣州市醫藥公司	廣州市大同路97號	批發及零售	子公司	國有控股	[illegible]
廣州市藥材公司	廣州市長堤路140號	批發及零售	子公司	國有控股	[illegible]
廣州市醫藥進出口公司	廣州市沙面北街59號	批發及零售	子公司	國有控股	[illegible]

	本年	上年
廣東星群保健飲料有限公司	289	0
廣州何濟公制藥廠	0	5
廣州天心藥業股份有限公司	3,115	2,627
廣州僑光制藥廠	3,116	3,813
廣東制藥廠	81	165
應付賬款：		
廣州僑光制藥廠	0	114
廣州明興制藥廠	119	316
廣州何濟公制藥廠	5	251
廣州天心藥業股份有限公司	217	426
廣州市醫藥物資供應公司	98	3
廣東制藥廠	49	157
廣州光華藥業股份有限公司	109	158
廣州制藥十廠	7	16
其他應收款：		
廣州醫藥集團有限公司	1,076	2,500
廣東星群保健飲料有限公司	3,800	3,800
廣州中富藥業有限公司	0	13
廣州廣藥中藥技術創新中心有限公司	0	2,000
保聯拓展有限公司	1,219	1,207
其他應付款：		
廣州醫藥集團有限公司	62,030	62,030

提供或接受勞務

貨幣單位：人民幣千元

	註	本年累計數	上年累計數
職工住房服務費	[1]	1,938	3,303
綜合服務費	[2]	404	398
		2,342	3,701

註[1]根據本公司本部與廣藥集團於1997年9月1日簽訂的職工住房服務合同，以及於1997年12月31日所發出的補充通告，廣藥集團同意為本公司的員工繼續提供職工住房。本公司本部按照上述職工住房賬面淨值的6%支付服務費。上述職工住房服務合同將於2007年12月31日期滿。

註[2]根據本公司本部與廣藥集團於1997年9月1日簽訂的綜合服務合同，廣藥集團為本公司提供若干福利設施，本公司負責經營、管理及維修這些福利設施，並按照截至1997年末止這些福利設施的累計折舊釐定服務費，服務費每年在上年度水平的10%遞增。此綜合服務合同將於2007年12月31日期滿。

租賃

根據本公司本部與廣藥集團於1997年9月1日簽訂的租賃協定及辦公樓租賃協定，本公司租用廣藥集團若干樓宇作倉庫及辦公樓用途，為期3年，每年支付固定租金(參考廣州市房地產管理局制定的標準租金進行調整)，以及按實際使用量支付公用設施和其他雜項費用。本公司本年度應向廣藥集團支付上述租金2,719千元(上年度：2,422千元)。

擔保

本公司為關聯方向銀行借款提供擔保的情況如下：

公司名稱	年初數(千元)	年末數(千元)
廣州醫藥貿易中心	16,000	0

許可協定

根據本公司本部與廣藥集團於1997年9月1日簽訂的商標許可協定，本公司於商標許可協定簽訂日起計10年內可使用38個廣藥集團擁有的商標，並按照本公司的銷售淨額的千分之一支付商標使用費。此商標許可協定將於2007年9月1日期滿。本公司本年度應向廣藥集團支付上述商標許可使用費4,494千元(上年度：3,496千元)。

預付租金

根據本公司本部與廣藥集團於1998年8月28日簽訂的協議書，廣藥集團同意本公司本部租用其擁有的新辦公大樓的部分場地。本公司本部支付的租金按當時的市場租賃價格折讓38%計算。由於廣藥集團需要資金進行辦公樓續建工程，本公司本部已根據上述協議書的規定向廣藥集團預付租金6,000,000.00元。廣藥集團承諾該款項僅用於辦公樓的建設，並可抵扣應付的租金。租賃年期應不少於10年或直至預付租金完全抵扣為止，以較長者為準。

房改補貼

根據本公司本部與廣藥集團於1997年9月1日簽訂的職工住房服務合同，廣藥集團同意在本公司本部的要求下以及在符合當期適用廣州市地區內的房改政策的情況下，以優惠房價向本公司的職工出售職工住房。本公司本部同意按照優惠房價與廣藥集團建設或購入這些職工住房的成本(扣除累計折舊)的差額給予補貼，該補貼在辦房手續完成後12個月內向廣藥集團支付。截至本年末止，本公司應向廣藥集團支付房改補貼62,030千元(上年末：62,030千元)。

報告期內非募集資金投資的情況

經本公司第二屆第二次臨時董事會會議批准，本公司出資人民幣1,950萬元認購光大銀行1000萬股股權。由於該銀行在增資擴股中認購數大於發行數，因此實際配發本公司的股份550萬股，佔該行擴股後總股數58.91億股的90.093%，認購金額金額人民幣1,072.5萬元。

員工住房

根據廣州醫藥集團與本公司簽訂之職工住房服務合同，廣州醫藥集團同意以優惠房價向本集團的職工出售住房。本公司將按照優惠房價與廣州醫藥集團在建設或購入該職工住房的成本並扣除累積折舊後之差額補貼給廣州醫藥集團。截至二零零零年十二月三十一日，須向廣州醫藥集團支付的職工住房改造款合共約人民幣62,030,000元(一九九九年：人民幣57,139,000元)。

此外，本集團已建設或購入部分職工住房。截至二零零零年十二月三十一日，處置該等住房的收入與其建設或購入的成本之差額合共人民幣42,437,000元。(一九九九年：人民幣20,653,000元)。

相應地，上述之職工住房改造款於二零零零年十二月三十一日合共人民幣104,467,000元(一九九九年：人民幣77,792,000元)。根據中國財政部財企[2000]295號文件《關於企業住房制度改革中有關財務處理問題的通知》的規定，上述之職工住房改造款應計入二零零零年十二月三十一日法定帳目的年初未分配利潤，由此造成年初未分配利潤的借方餘額，則可在董事會批准下以法定公益金、盈餘公積金及資本公積金彌補。此處理辦法已於按中國會計準則及制度編制的財務會計報告中處理。

按香港普遍採納會計原則，本集團將以遞延職工住房改造款的形式，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。本集團於二零零零年十二月三十一止，累計攤銷人民幣14,558,000元。其中，二零零零年攤銷人民幣10,448,000元，於二零零零年十二月三十一日，上述遞延職工住房改造款餘額為人民幣89,909,000元。本公司董事會認為，如果上述遞延職工住房改造款餘額在二零零零年度攤銷，則本公司於二零零零年十二月三十一日的總資產值將減少約人民幣89,909,000元。廣州市人民政府穗府[2000]18號文所陳述的對無分配住房及住房未達標老職工的一次性住房補貼的問題，董事會認為該文件對本集團不具有強制性約束力。從二零零一年開始，本集團將根據各企業的實際情況制定職工住房補貼政策。

本集團二零零零年度以香港普遍採納的會計原則編制之會計賬目已由羅兵咸永道會計師事務所(本公司之國際核數師)審核並出具無保留之審計意見。

承董事會命
董事長
[illegible]

中國廣州，二零零一年四月二十日

本公司將按香港聯合交易所要求，於二零零一年四月三十日前在該交易所網頁公佈二零零零年度年報資料

股東周年大會通告

茲通告廣州藥業股份有限公司(「公司」)謹訂於二零零一年六月十五日星期五上午九時正在公司所在地中國廣東省廣州市沙面北街四十五號舉行二零零零年度股東周年大會(「本股東周年大會」)，藉以處理以下事項：

A 以普通決議案的方式：

1. 審議通過公司二零零零年度董事會報告書。
2. 審議通過公司二零零零年度監事會工作報告。
3. 審議通過公司二零零零年度經審核的財務報告。
4. 審議通過年度末的核數師報告。
5. 續聘任期屆滿的公司核數師(廣州羊城會計師事務所有限公司)及國際核數師(羅兵咸永道會計師事務所)，並授權公司董事會(「董事會」)決定其酬金。
6. 審議通過公司年度末之利潤分配及派息方案。
7. 審議通過授權董事會決定二零零一年度公司董事服務報酬總金額。
8. 審議通過授權董事會決定二零零一年度公司監事服務報酬總金額。

B 以特別決議案的方式：

審議通過以下有關授權董事以配發及發行新股份的建議。

a) 在c)段及d)段的規限下，根據香港聯合交易所有限公司證券上市規則(不時經修訂)及中華人民共和國(「中國」)公司法，一般及無條件批准公司董事行使公司的一切權力，於有關期間內個別或共同配發或發行新股份，及董事行使權力決定配發或發行新股份的條款及條件(包括以下條款)：
   1) 將予發行的新股份的類別及數目；
   2) 新股份的發行價；
   3) 開始及結束發行的日期；
   4) 將予發行予現有股東的新股份的類別及數目；及
   5) 作出或授予可能需要行使該等權力的售股建議、協定及購股權。

b) a)段所述的批准授權公司董事於有關期間內作出或授予需要或可能需要於有關期間結束後行使該等權力的售股建議、協定及購股權。

c) 公司董事根據a)段所述的批准配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)的境外上市外資股及內資股的面值總額(不包括根據中國公司法及公司的公司章程以法定公積金化作資本的方式發行的股份)分別不得超過公司現已發行境外上市外資股及內資股的百分之二十(20%)。

d) 於根據上文a)段行使權力時，公司董事必須1)遵守中國公司法及香港聯合交易所有限公司證券上市規則(不時經修訂)及2)取得中國證券監督管理委員會的批准。

e) 就本決議而言：
   「有關期間」乃指本決議案獲通過之日起至下列三者中較早的日期止的期間：
   1) 本決議案獲通過之日後十二個月；
   2) 公司下屆股東周年大會結束時；及
   3) 股東於股東大會上通過特別決議案撤回或修訂本決議案所述授權之日。

f) 在中國有關部門批准的規限下及根據中國公司法，授權公司董事於根據上文a)段行使權力時分別將公司的註冊資本增加至所需的數額，惟註冊資本不得超過人民幣973,080,000元。

g) 在中國有關部門批准的規限下，授權董事會對公司的公司章程(包括第十八條及第二十一條)作出適當及必要的修訂，以反映公司資本根據此項授權而產生的變動。

承董事會命
公司秘書
[illegible]

中國廣州，二零零一年四月二十日

附註：

1. 凡有權出席會議並表決的股東有權以書面方式委任一位或數位股東代理人出席，並在投票表決時代其投票，受委託的代理人毋須為公司股東。股東或股東代理人享有出席權及表決權。
2. 股東的代理人委託書連同經過公證之授權書或其他授權文件(如有需要)，最遲須於會議召開二十四小時前送達公司之法定地址或對H股股東亦可交回本公司之香港過戶登記處—香港中央結算(證券登記)有限公司(地址：香港中環德輔道中一九九號維德廣場二樓)，方為有效。
3. 股東或股東代理人出席會議時，應出示本人身份證明。
4. 由二零零一年五月十六日星期三起至二零零一年六月十五日星期五止(包括首尾兩天)，公司將暫停辦理H股股東股份過戶登記手續。
5. 於二零零一年五月二十三日星期三下午收市後登記在冊的股東有權出席會議並表決。
6. 持有公司H股股份之股東，如欲獲派二零零零年末期股息者，須將一切過戶文件連同有關股票於二零零一年五月十五日下午四時前送往公司之香港過戶登記處辦理過戶登記手續。A股股東的股權登記日、股息派發日及派發方式另行公告。
7. 預期會議會期不超過一天，股東往返及食宿費自理。
8. 擬出席會議的股東應填妥「回條」並在二零零一年六月一日以前將「回條」送達本公司或本公司之香港過戶登記處。回條可採用親人、郵遞或傳真方式送達。公司傳真號碼為：(8620) 81876408；公司之香港過戶登記處傳真號碼為：(852) 25790085。填妥及送達「回條」將不影響依附註5有權出席會議之股東出席會議之權利。
9. 董事會建議派發之二零零零年度末期股息為每股人民幣0.03元。
10. 董事會建議二零零一年度之公司董事服務報酬總金額為人民幣137萬元。
11. 監事會建議二零零一年度之公司監事服務報酬總金額為人民幣25萬元。

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廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited

GUANGZHOU PHARMACEUTICAL COMPANY LIMITED

(a joint stock company established in the People's Republic of China with limited liability)

ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2000

The Board of Directors ("the Board") of Guangzhou Pharmaceutical Company Limited ("the Company") is pleased to present the audited results of the Company and its subsidiaries (together as the "Group") for the year ended 31 December 2000

1. COMPANY PROFILE

REFERENCE INFORMATION OF THE COMPANY

Legal name

Chinese legal name:	廣州藥業股份有限公司
Chinese abbreviation:	廣州藥業
English legal name:	Guangzhou Pharmaceutical Company Limited
English abbreviation:	GPC
Legal representative:	Cai Zhixiang
Company Secretary	
Name:	He Shuhua
Address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Telephone:	(8620) 81218117
Fax:	(8620) 81876408
E-mail:	shuhua_he@sina.com
Registered and office addresses:	
The PRC registered office address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Postal code:	510130
Telephone:	(8620) 81218103
Fax:	(8620) 81876408
Website:	http://www.gzphar.com
E-mail:	sec@gpc.com.cn
Principal business address in Hong Kong:	Room 2005, 20th Floor, Tower Two, Lippo Centre, 89 Admiralty, Hong Kong
Newspapers used by the Company to disclose information:	Shanghai Securities, China Securities, Hong Kong Economic Daily, Hong Kong iMail (in case of any discrepancy between the Chinese and the English versions, the Chinese version should prevail.)
Internet website publishing annual report as required by:	
The China Securities Regulatory Committee	http://www.sse.com.cn
The Stock Exchange of Hong Kong Limited	http://www.hkex.com.hk
Place where the annual report is available for inspection:	Company Secretary Office, Guangzhou Pharmaceutical Co. Ltd. 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Place of listing, name and codes of the Company's stock:	*A shares:* Shanghai Stock Exchange Stock code: 600332 Stock name: GZ Phar. *H shares:* The Stock Exchange of Hong Kong Limited Stock code: 0874 Stock name: GZ Phar.

2. FINANCIAL AND BUSINESS SUMMARY

2000 HIGHLIGHTS (Prepared in accordance with Hong Kong Generally Accepted Accounting Principles ("HK GAAP")

- Turnover for the year increased by 22.24% to Rmb4,222,857,000.
- Net profit for the year increased by 5.10% to Rmb135,250,000.
- Earnings per share were Rmb0.185.
- Return on Equity: 8.59%.
- Gearing ratio as at 31 December 2000: 50.9%.

1. Details of the profit of the Group for 2000

Extracted from the accounts prepared in accordance with the PRC Accounting Rules and Regulations:

	Rmb
Total profit	219,935,808
Net profit	146,234,183
Net profit after non-operating items (note)	126,528,742
Profit from principal operations	1,001,732,586
Profit from other operations	36,439,663
Operating profit	195,582,479
Income from investments	4,647,886
Government subsidies	9,288,486
Net non-operating result	10,416,955
Net cash inflows from operating activities	255,951,325
Net increase in cash and cash equivalents	(19,820,973)

Note: net of non-operating items including government subsidies of Rmb9,288,486 and net non-operating income of Rmb10,416,955.

2. Principal financial data and financial indicators

(a) Extracted from the accounts prepared in accordance with the PRC Accounting Rules and Regulations:

	2000 *Rmb*	1999 *Rmb*	1998 *Rmb*	1998 (Restated) *Rmb*
Income from principal operation	4,222,857,018	3,454,490,368	3,383,700,633	3,383,700,633
Net profit	146,234,183	128,653,317	125,342,151	123,701,446
Total assets	3,063,914,823	3,001,288,675	3,038,058,359	2,995,563,030
Shareholders' equity	1,373,104,457	1,365,972,198	1,296,748,857	1,258,252,616
Earnings per share	0.20	0.18	0.17	0.17
Earnings per share, net of non-operating items	0.17	0.16	0.16	0.15
Net assets per share	1.87	1.86	1.77	1.72
Return on net assets (fully diluted)	10.65%	9.42%	9.18%	9.83%
Return on net assets (weighted average)	10.15%	9.72%	9.08%	10.09%
Ratio of shareholders' equity	44.82%	45.51%	42.66%	42.00%
Gearing ratio	51.89%	51.3%	52.5%	53.33%
Adjusted net assets per share	1.74	1.70	1.73	1.68
Net cash inflow from operating activities per share	0.35	0.40	0.31	0.31

Notes to the principal financial data and financial indicators:

Earnings per share:

Net profit / total number of shares at the end of year; as there was no change in the share capital during the year, the weighted average and fully diluted earnings per share are the same.

Net assets per share:

Shareholders' equity at the end of the year / total number of ordinary shares at the end of the year

Return on net assets (fully diluted):

Net profit or profit attributable to shareholders / shareholders' equity at the end of the year x 100%

Return on net assets (weighted average):

Net profit or profit attributable to shareholders / [(shareholders' equity at the beginning of the year + shareholders' equity at the end of the year)/2] x 100%

Ratio of shareholders' equity: Shareholders' equity at the end of the year / Total assets at the end of the year x 100%

Gearing ratio: Total liabilities/total assets x 100%

Adjusted net assets per share:

The sum of shareholders' equity at the end of the year less the total of net accounts receivable aged over three years, deferred expenses, net loss on assets to be written off, listing expenses, long term deferred expenses and negative balance of housing circulation fund divided by the total number of ordinary shares at the end of the year

Net cash inflow from operating activities per share:

Net cash inflow from operating activities / total number of ordinary shares at the end of the year

Explanations for restatements

Pursuant to the regulation in Caihui [2000] No. 35, effective 1 January 1999, the Company has adopted an accounting treatment of prior year adjustment to eliminate any provision for bad debt and diminution in value of long term investment to the 1999 opening balances of retained earnings and other related accounts.

Remarks: *Subsequent to the report period, the Company issued 78,000,000 A shares. The diluted earnings per share of Rmb0.18 is computed based on 810,900,000 shares assuming that the A shares had been issued throughout the report period.*

3. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

Introduction of shareholders' details

(a) *Number of shareholders as at year-end*

As at 31 December 2000, there were 97 shareholders in total. Only one shareholder holds the state-owned shares for the State. There were 96 shareholders holding the H shares.

(b) *The inner staff shares*

The Company has not issued any inner staff share

(c) *Shares issued to the public*

The H shares of the Company were issued in Hong Kong on 24 October 1997. The issue price per share was HK$1.65. There were 219,900,000 share issued. These H shares were listed on The Stock Exchange of Hong Kong Limited on 30 October 1997.

The A shares of the Company were issued in China on 10 January 2001. The issue price per share was Rmb9.80. There were 78,000,000 shares issued. These A shares were listed on the SSE on 6 February 2001.

After A shares issued, the total issued share capital of the Company is 810,900,000 shares, which included 513,000,000 State-owned shares, 78,000,000 A shares and 219,900,000 H shares. The State-owned shares, A shares and H Shares respectively represented 63.26%, 9.62% and 27.12% of the Company's total issued share capital.

(d) *Substantial shareholders*

As at 31 December 2000, the top ten major shareholders of the Company were as follows:

Note of shareholders	Type of shares	Shares at year end	Percentage of total capital
Guangzhou Pharmaceutical Holding Company Limited ("GZPHL")	State-owned shares	513,000,000	70%
HKSCC Nominees Limited	H Shares	216,331,000	29.51%
HSBC Nominees (Hong Kong) Limited	H Shares	800,000	0.109%
Wang Bao Guo	H Shares	250,000	0.034%
Chan Wai Man	H Shares	200,000	0.027%
Sun Kwok Yeung	H Shares	200,000	0.027%
Tang Ying	H Shares	120,000	0.016%
Chu Kwok Keung	H Shares	110,000	0.015%
Chan Cheuk Sang	H Shares	100,000	0.0136%
Li Kiu	H Shares	100,000	0.0136%
Chan Yuet Ching	H Shares	100,000	0.0136%

Note:
(i) The top ten major shareholders are not connected with each other.
(ii) The shares held by GZPHL were not pledged during the report period.
(iii) During the report period, there was no change in the ultimate holding company.

4. SUMMARY OF SHAREHOLDERS MEETING

- The 1999 AGM was held at the conference room of the Company on the morning of 26 May 2000. The notice of 1999 AGM was disclosed in the Hong Kong Economic Daily and the South China Morning Post on 27 March 2000.
- The first 2000 EGM was held at the conference room of the Company on the morning of 18 October 2000. The notice of first 2000 EGM was disclosed in the Hong Kong Economic Daily and the Hong Kong iMail on 19 October 2000.
- The second 2000 EGM was held at the conference room of the Company on the morning of 18 October 2000. The notice of the second 2000 EGM was disclosed in the China Securities, Securities Times, Hong Kong Economic Daily, and the Hong Kong iMail on 19 October 2000.

5. REPORT OF THE BOARD OF DIRECTORS

(Unless otherwise stated, financial data contained therein is extracted from the accounts prepared by the Group in accordance with the PRC Accounting Rules and Regulations)

1. Business Review

- According to the Group's consolidated accounts for the year ended 31 December 2000, turnover from principal activities of the Group under both the HK GAAP and PRC Accounting Rules and Regulations was Rmb4,222,857,000, representing an increase of 22.24% over that of last year.
- Profit before taxation under PRC Accounting Rules and Regulations amounted to *Rmb219,936,000, representing an increase of 22.21% over that of 1999.* Profit before taxation under HK GAAP amounted to Rmb204,572,000, representing an increase of 14.85% over that of 1999.
- The turnover and profit before taxation for the year 2000 reached their highest levels since the Company's establishment.

An analysis of the Group's turnover and profit before taxation for the year ended 31 December 2000 by principal activities is as follows:

	Turnover (PRC Accounting *Rules and* Regulations) *Rmb'000*	Turnover (HK GAAP) *Rmb'000*	Profit before taxation (PRC Accounting *Rules and* Regulations) *Rmb'000*	Profit before taxation (HK GAAP) *Rmb'000*
Principal activities:				
Manufacturing	1,295,155	1,295,155	158,420	154,350
Trading:				
Wholesale	2,469,538	2,469,538	44,358	38,431
Retail	388,807	388,807	17,229	11,772
Import and export	69,357	69,357	(71)	19
	2,927,702	2,927,702	61,515	50,222
	4,222,857	4,222,857	219,938	204,572

No geographical analysis is presented as the Group's operations were substantially carried out in the PRC.

1. *Manufacturing Business*

- *Turnover of the Group's manufacturing operations (the "manufacturing operations")* in 2000 under both the HK GAAP and PRC Accounting Rules and Regulations was Rmb1,295,155,000, representing an increase of 7.95% over that of 1999.
- Profit before taxation of the manufacturing operations under PRC Accounting Rules and Regulations was Rmb158,420,000, representing an increase of 27.92% over that of 1999. Profit before taxation of the manufacturing operations under HK GAAP was Rmb158,350,000], representing an increase of 24.69% over that of 1999.
- Both the manufacturing operations' turnover and profit before taxation have reached record high levels.
- The increase of 7.82 % in gross margin over that of 1999 was due to the growth in sales volume of certain high value-added major products of the Group which in turn *enhance the overall profit of the manufacturing operations.*
- In 2000, manufacturing operations focused on expanding the market share of its major products by strengthening its marketing and advertising campaigns in certain major cities and end-user markets, exploring and developing potential markets and customers. These allow the manufacturing operations to maintain a steady growth in profit before taxation.
- In 2000 the manufacturing operations completed GMP certification implementation and over 20 major technology upgrading projects which has, thus, enhanced its production capacity and product quality.
- Guangzhou Chen Li Ji Chinese Medicine Factory, a subsidiary of the Company, has been awarded the State GMP certificate in March 2000. At present, Guangzhou Yangcheng Pharmaceutical Co Ltd and Guangzhou Pan Gao Shau Pharmaceutical Co Ltd are also implementing GMP certification procedures actively.
- In order to speed up the process of the research of new products and technology, the Company has co-operated with several universities and research institutes to conduct certain research and development projects of high-tech Chinese Patent Medicine ("CPM"). During the year of 2000 the Group's manufacturing operations had obtained approvals for the production of three new medicines and has *commenced commercial production of seven new medicines. In November 2000,* the Company entered into an agreement with the Guangzhou People's Liberated Army Air-Force Hospital for a joint research project of an Anti-hepatitis B vaccine.
- The Group began to implement the ERP management system in 2000. The manufacturing operations SAP-R/3 system has also successfully passed the *certification process of the Guangzhou Finance Bureau in January of 2000 and has* been in operation in Guangzhou Chen Li Ji Pharmaceutical Factory. The implementation of the ERP system has improved the overall efficiency and manufacturing quality of manufacturing operations.

2. *Trading (including wholesale, retail and import and export)*

- *Turnover of the Group's trading operations (the "trading operation") in 2000 under* both the HK GAAP and PRC Accounting Rules and Regulations was Rmb2,927,702,000, representing an increase of 29.85% over that of 1999.
- Profit before taxation of the trading operations under PRC Accounting Rules and Regulations was Rmb61,516,000, representing an increase of 9.60% over that of 1999. Profit before taxation of the trading operations under HK GAAP was Rmb50,222,000, representing an increase of 7.55% over that of 1999.
- Both the growth in turnover and profit before taxation of trading operations were due to the rapid growth of OTC pharmaceutical market and the introduction of a classification system for medicine administration and prescription medicine.
- *The trading operations are actively expanding the range of products for distribution* and enlarged its market both within and outside the Guangdong Province. It also placed emphasis on development of domestic new medicine and medicine with special effect. During the year, the Group has established a company specifically for the trading of OTC pharmaceutical products and has generated revenue over Rmb50 million. The Group has also obtained distribution rights for more than 2,000 new products, of which 4 new products have national and regional exclusive distribution rights. The new products contributed RMB52,600,000 to the sales and the turnover of wholesale substantially increased by 37.04% over that of last year. This helped the sustainable development of trading operations.
- Guangzhou Pharmaceutical Import and Export Corporation, a subsidiary of the *Company, has obtained the approval for GSP certification.*
- The trading operations have developed its retail chain stores actively with 33 new retail chain stores opened and increased the turnover from retailing operations by RMB15,000,000. As at 31 December 2000, the Group's retail network has 155 chain stores, included 93 Cai Zhi Lin chain stores, which mainly deal with CPM retailing, *and 62 Jian Min chain stores, which deal with Western pharmaceutical products retailing.*
- In 2000, the State's pricing control policy on pharmaceutical products coupled with severe competition in the domestic pharmaceutical market have affected the business of the trading operation, and led to a decrease of the products gross profit margin to 10.34%, *representing a decrease of 2.58% as compared with 1999.*
- In order to maintain profitability, the trading operation has aggressively expanded its sales network, on the one hand, and exercised stringent control over operational overheads on the other hand by strengthening the management of operational overheads, inventory cycle, and the credit control and customer information scanning. During the year, ratio of operating expenses to sales decreasing by 1.51% as compared to 1999. The increase in sales, the decrease in operational overheads and increase in turnaround of operational cashflows contributed to a sustainable growth of the trading operations' profit.

3. *Financials*

Extracted from the accounts prepared under the PRC Accounting Rules and Regulations

	2000 *Rmb*	1999 *Rmb*	Change (%)
Total assets	3,063,914,823	3,001,288,675	2.08
Long term liabilities	84,573,230	98,261,885	(13.9)
Shareholders' equity	*1,373,104,457*	*1,365,972,198*	*0.52*
Profit from principal activities	1,001,732,586	847,510,057	18.18
Net profit	146,234,183	128,653,317	13.66

Extracted from the accounts prepared under HK GAAP

	2000 *Rmb'000*	1999 *Rmb'000*	Change (%)
Total assets	3,258,426	3,072,057	6
Long term liabilities	65,000	46,600	39.50
Shareholders' equity	1,574,480	1,478,225	6.51
Profit from principal activities	208,670	177,979	17.24
Net profit	135,250	128,688	5.1

4. *The Company's Investments*

Use of net proceeds from the issue of H shares

The company issued a total of 219,900,000 H shares in October 1997. The net proceeds of the issue after deducting expenses amounted to approximately HK$317,421,000 (equivalent to Rmb340,233,000). As at 31 December 2000, approximately *Rmb9,040,000 of net proceeds* have not been used.

Details of use of the proceeds are as follows:

Investment item	Total investment amount *Rmb'000*	*Capital injected* up to year end of 2000 *Rmb'000*	Percentage of completion
New product development	50,380	50,380	100%
Innovation of existing production technology and purchase of new equipment	180,070	180,070	100%
Establishment of modem technology center	30,000	10,700	36%
Expansion of small and medium sized retail stores	*39,660*	*39,660*	100%
Common working capital and others	50,380	50,380	100%

Progress and profitability of investment items using the proceed from the issue of H shares

1. Capital amounting to Rmb50,380,000 was injected for new product development. 25 new products were developed, among which 17 products have obtained a license for production or trial production. 8 products are recognised as excellent. The quality, sales and profitability of another 6 products have been improved through product innovation.
2. *Capital amounting to Rmb180,070,000 was injected for the technology innovation* GMP Project. The GMP project of Kwang Chow First Factory, GZ Chen Li Ji, GZ Qi Xing, GZ Jing Xiu Tang was verified by the Chinese Government. Product quality and company reputation have improved greatly.
3. The Company originally planned to invest Rmb30 million for the development of the *Industrial Technology Modernisation Center. The Company have totally invested* Rmb10,700,000 for this project. The outstanding amount will be invested in accordance with the Company's operating condition.
4. Capital amounting to Rmb39,660,000 was injected into trading companies to extend the sales network. 10 Jian Min chain stores and 6 Cai Zhi Lin chain stores have *been newly established and contributed more than Rmb60,000,000 to the Group's* turnover.
5. Capital amounting to Rmb50,380,000 was injected as working capital, which assuaged the shortage of working capital of some companies and directly reduced the financial expenses of the company. As a result the short-term loan balance has decreased from Rmb742,000,000 at the end of 1997 to Rmb478,000,000 at the end of the current year. Financial expenses have decreased from Rmb57,140,000 in 1997 to Rmb27,910,000 in 2000. This helped the sustainable improvement on the Group's operating profit.

5. *Prospects*

- The Company will concentrate on speeding up the investment project, which will use the proceeds from A shares to continue expanding the Company's competitive edge.
- The Company will continue to take a market-driven and product-oriented approach and place emphasis on expansion of the major products market through strengthening its marketing and advertising campaigns for the purpose of increasing its market share. The trading operation plans to add another 37 chain stores to its retail network during 2001.



- The Company will increase its investment in technology research and development, especially the construction of the Chinese Medicine Modernisation Engineering Centre, Bio-chemical Medicine Research Centre, and the Foundation of New Technology for Chinese Medicine. The Group will co-operate with local and overseas universities, research institutes and major organizations to develop new products. The Group is currently conducting eight clinical research project and six projects of basic pharmacology.
- As a result of implementing the ERP system and introducing advanced management skills to the Company in 2001, the entire operations system will be restructured to enable a better utilization of resources, management, and operational decision making.
- In 2001, the Company will increase the rate of implementation of computerized information system within the trading operation, and strengthen the internal *monitoring and management system in order to improve management's risk and* market awareness.
- The Company is reviewing the possibility of launching the employees' share option scheme in order to integrate the objectives of the enterprises and its management. This would enable the Group's businesses to maintain a healthy sustainable development.
- The Company will use financing from the issue of shares to expand the enterprises via co-operation with foreign and domestic strategic venture capitalists. The Group will also explore further potential investments to better utilize resources. The increase in issued share capital and asset management knowledge will provide opportunities to explore new profitable businesses.

2. Daily Operation of the Board of Directors

All Directors of the Company have complied with the Company Law of the PRC, fulfilled their responsibilities as set forth in the Company's Articles of Association, diligently executed the resolution of the Company's general meetings of shareholders and worked hard for maintenance and maximization of shareholders' wealth.

In 2000, the Board held 7 meetings, the major points and resolutions of those meetings are as follows:

1. *The 12th meeting of the Board of the 1st term was held on 24 March 2000. The following* resolution was passed:
   - approved the 1999 Directors' Report;
   - approved the 1999 Report of the Supervisor;
   - approved the audited accounts for the year ended 31st December 1999;
   - *approved the 1999 auditors reports*
   - approved the appointment of the retiring auditors and international auditors, Guangzhou Yangcheng Certified Public Accountants Co Ltd and PricewaterhouseCoopers, respectively, and to authorise the Board of Directors of the Company to determine their remuneration.
   - *approved the 1999 transfer of profits to reserves and dividend payment;*
   - approved the aggregate amount of emoluments to be paid to Directors and Supervisors in 2000; and
   - proposed to grant mandate to the Board to allot and issue new shares in accordance with the relevant regulations during the relevant period and authorised the Board to *make any appropriate and necessary amendment to the Company's Articles of* Association and to registered such amendment with the relevant authority.
2. The 13th meeting of the Board of the 1st term was held on 4 August 2000. The following resolution was passed:
   - approved the election of directors and supervisors nominated by the ultimate holding company, Guangzhou Pharmaceutical Holdings Company Limited and the submission of their information to the shareholders' meeting;
   - approved the amendment of Clauses 68 and 111 of Articles of Associations;
   - approved to convene an extraordinary shareholders' meeting to be held at the Company's registered office address on 26th September 2000;
   - approved the issue of A shares and the related progress report; and
   - approved the 2000 interim results working plan and the related progress report.
3. The 14th meeting of the Board of the 1st term held on 18 August 2000. The following resolution was passed:
   - *approved 2000 interim announcement;*
   - approved 2000 unaudited interim accounts; and
   - approved 2000 interim dividend payments.
4. The 15th meeting of the Board of the 1st term was held on 31 August 2000. The following resolution was passed:
   - approved the policy of issue of A shares;
   - approved the feasibility study on the investment project for the use of proceed from issue of A shares;
   - approved the report of use of proceeds from last issue of shares and the report by Guangzhou Yangcheng Certified Public Accountants Company Limited in relation of the use of proceeds;
   - approved the plan of sharing of undistributed profit as at 30 June 2000 by existing shareholders and the A shareholders, and authorise the Board to proceed with the plan; and
   - approved to convene the 2nd extraordinary shareholders' meeting.
5. The 1st meeting of the Board of the 2nd term was held on 18 October 2000. The following resolution was passed:
   - approved the appointment of Cai Zhixiang and Li Yimin as the Company's chairman and deputy chairman;
   - *approved the appointment of Chen Xiangzhi as the Company's general manager;*
   - *approved the appointment of Chu Yu Lin, David, Zhang Bohua and Wu Zhang as the members of the audit committee;*
   - *approved the general manager's proposal to appoint of Li Decheng and Xiao Cheng as the Company's deputy general managers;*
   - approved the general manager's proposal to appoint Jiang Shijie as financial controller;
   - approved the Chairman's proposal to appoint He Shuhua as Company Secretary to the Board; and
   - approved the fee of independent non-executive directors and supervisors.
6. *The 1st non-scheduled meeting of the Board of Directors of the 2nd term conducted by way of correspondence was held during the period from 19 November 2000 to 29 November 2000. The following resolution was passed:*
   - approved the agreement with the ultimate holding company in respect of leasing of warehouses and office building.
7. The 2nd non-scheduled meeting of the Board of the 2nd term conducted by way of correspondence was held during the period from 13 November 2000 to 18 November 2000. *The following resolution was passed:*
   - *approved the plan to subscribe shares in Everbright Bank of China.*

3. *Director, Supervisors, senior management and staff*

Details of the directors, supervisors and senior management of the Company are as follows:

Name	Position	Age
Cai Zhixiang	Chairman	51
Li Yimin	Deputy Chairman	50
Chen Xiangzhi	Director and General Manager	38
Feng Zansheng	Director	50
Chu Yau Lin, David	Non-executive Director	56
Zhang Bohua	Non-executive Director	68
Liu Jingxiang	Non-executive Director	60
Wu Zhang	Non-executive Director	43
Huang Boren	Non-executive Director	64
Chen Canying	Supervisor	51
Luo Jidong	Supervisor	47
Tan Sima	Supervisor	37
Xiao Cheng	Deputy General Manager	59
Li Decheng	Deputy General Manager	40
Jiang Shijie	Financial Controller	65
He Shuhua	Company Secretary	44

Note:

The term of the directors, supervisors and company secretary is three years commencing from 18 October 2000 to the date of the re-election of the 3rd term of Board of Directors in 2003;

The number of directors, supervisors and senior management of the Company classified to their emoluments are as follows:

Below Rmb100,000	8
Rmb100,001 — Rmb200,000	4
Rmb200,001 — Rmb300,000	4

Employees of the Group:

As at 31 December 2000, the number of employees on the payroll register of the Company was 8,203, including:

	No. of employees
Production related personnel	2,651
Technology related personnel	1,233
Finance related personnel	284
Administration related personnel	568
Sales related personnel	2,247
Others	1,220

Among the employees in the Company, there are 427 who hold diplomas or college degrees and 3,651 retired.

For the year ended 31 December 2000, there is no staff share option scheme of the Company.

4. Proposed scheme of profit distribution

In accordance with the PRC Accounting Rules and Regulations, net profit of the Group for 2000 is Rmb148,234,163. The Company and its subsidiaries respectively transferred 10% of its net profits to the statutory public welfare fund and the statutory surplus reserve fund, totalling Rmb68,835,709. The net profit available for distribution after the transfer to reserves and the opening accumulated losses of Rmb50,195,638 is Rmb27,152,836. The interim dividend of Rmb0.02 per share amounted to Rmb14,658,000. The Board recommended a final dividend of Rmb0.03 per share (including withholding tax for A Shares) for the year ended 31 December 2000. Together with the distributed interim dividend of Rmb0.02 per share, the total dividend for the year is Rmb0.05 per share.

A resolution approving the sharing of distributable profit as at 30 June 2000 amongst the existing shareholders and the Shareholders of A Shares was passed at the second 2000 EGM on 18 October 2000. In accordance with this resolution, and based on the total number of shares of 810,900,000 in issue (included the A shares), the proposed final dividend amounted to Rmb24,327,000. The profit available for distribution after the interim dividend is Rmb11,475,000. An insufficient amount for distribution would be covered by the discretionary surplus fund. Together with the interim dividend paid, the total dividends for the year 2000 amounted to Rmb38,985,000. The proposed final dividend, if passed at the annual general meeting on 15 June 2001, will be paid on or before 29 June 2001 to H share shareholders who appear on the shareholders register before 4:00 pm on 23 May 2001 (Wednesday). The registered day of the A share shareholders, date of payment of the dividend, and the method of payment will be announced separately.

6. REPORT OF THE SUPERVISORY COMMITTEE

During the year ended 31 December 2000, all the Supervisors of the Company have complied with the PRC Company Law, the Company's Articles of Association and the Hong Kong Listing Rules, fulfilled their responsibilities, protected the interests of the Company and the shareholders, abided by the principal of honesty and trustworthiness, and devoted themselves to working cautiously and diligently.

Four meetings were held by the Supervisory Committee during the report period, details of which are as follows:

- The Supervisory Committee was present at the 1999 AGM on 28 May 2000. At the 1999 *AGM, the Report of the Supervisory Committee for the year ended 31 December 1999 was discussed and approved.*
- The Supervisory Committee was presented the 1999 AGM on 28 May 2000, at which it discussed and approved the Board to proceed with a rights issue and public offer for the issuing of new shares of the Company in compliance with related law and regulations, make appropriate and necessary amendments to the articles of association, and obtain a necessary business license.
- The first meeting of the second term of the Supervisory Committee was held on 18 October 2000. At the meeting, a new chairman of the Supervisory Committee was elected.
- The Supervisory Committee was present at the second 2000 EGM on 18 October 2000. At the second 2000 EGM, discussion and comments were made in relation to the public offering of A shares.

The Supervisory Committee's evaluation of the Company's performance is as follows:

- The operation decisions made by management of the Company during the year are in compliance with the laws and regulations of the State, the Articles of Association, the Hong Kong Listing Rules, and are in the interests of the Company's prospects and its shareholders. The Company's Directors and management have not committed any acts in breach of laws and regulations, the Articles of Association, nor have they engaged in any acts involving the infringement of the Company's interest or infringement of shareholder interests.
- The domestic and international auditors would issue unqualified audit reports on the Company's accounts for the year ended 31 December 2000. The accounts prepared by us have been confirmed to reflect fairly the financial position and operating results of the *Company.*
- The use of the net proceeds from issue of shares is in line with the plans for the utilisation of proceeds as disclosed in the prospectus of public offering.
- The connected transactions are on an arms-length basis and do not involve any action *which may harm the interests of the Company.*

7. USE OF NET PROCEEDS FROM THE H SHARES ISSUE

The Company issued a total of 219,900,000 H shares in October 1997 in Hong Kong. The net proceeds from the new issue after deducting expenses amounted to approximately HK$317,421,000 (equivalent RMB340,233,000). As at 31 December 2000, approximately RMB331,193,000 of the net proceeds had been applied for the following purposes:

- approximately RMB180,070,000 for the innovation of existing production technology and purchase of new equipment ;
- approximately RMB50,380,000 for the research and development of new products;
- approximately RMB39,660,000 for the expansion of retails stores;
- approximately RMB10,700,000 for the establishment of modern technology centre; and
- *approximately RMB50,330,000 as working capital.*
- approximately RMB9,043,000 placed in banks as short-term deposit.

The use of the net proceeds described above is in line with the plans for the utilization of proceeds as disclosed in the prospectus for public offering of H shares.

8. PROPOSED USE OF NET PROCEEDS FROM THE A SHARE ISSUE

The Company issued a total of 78,000,000 A shares on 10 January 2001 in the PRC. The net proceeds from the new issue after deducting expenses amounted to approximately RMB737,990,000. The net proceeds will be applied for the following purposes:

- approximately RMB329,700,000 for improvement on production technology of major products and commencement of commercial production of new products;
- approximately RMB188,800,000 for expansion of sales network, establishment of a centralised logistic centre and further installation of ERP system;
- approximately RMB80,000,000 for the projects in Biological Medicine Research Center;
- approximately RMB59,800,000 for development of production centre based on new technology to industrialise the production of Chinese medicine; and
- *approximately RMB79,550,000 as working capital.*

9. DISCLOSURE OF SIGNIFICANT EVENTS

1. The Company was not engaged in any litigation or arbitration during the report period.
2. During the *report period, the Company, its directors and management, have not incurred* any penalties imposed by any of the regulatory bodies.
3. There was no change in the shareholdings of the Company's directors, supervisors and management during the report period. The members' tenure of the first term of the board of directors ended in year 2000. The EGM held on 18 October 2000 agreed that Xiao Cheng, Li Xinghua, Li Guoju, Liao Jingguang, Bu Degui and Zhu Baihua resigned from the office of the Company's directors and re-elected Cai Zhixiang, Li Yimin, Chen Xiangzhi, Feng Zansheng, Zhu Youlin, Zhang Bohua, Liu Jinxiang, Wu Zhang and Huang Buren to hold the office of directors of the second term of the Board. The member's tenure of the first term of supervisory committee ended on 31 December 2000. The EGM held on 18 October 2000 *agreed that Mai Qijie and Wen Xinmin resigned from the duty of the Company's supervisors* and re-elected Chen Canying, Tan Sima and Luo Jidong as the supervisors of the second term supervisory committee. The first meeting of the second term of the Supervisory Committee elected Chen Chanying as the Chairman of the second term Supervisory Committee.

   In the first meeting of the second term of the Board, Cai Zhixiang and Li Yimin were elected as the Chairman and Vice-chairman respectively. Chen Xiangzhi was appointed general manager. Li Decheng and Xiao Cheng were appointed vice general managers. Jiang Shijie was appointed as financial controller. He Shuhua was re-appointed as the Company Secretary.
4. There were no *material* purchases, sale of assets, or merger and acquisition activities during the report period are set out in the financial report prepared in accordance with PRC Accounting Rules and Regulations.
5. Significant connected party transactions of the Company during the report period set out in the accounts prepared under PRC Accounting Rules and Regulations.
6. The company is independent from its ultimate holding company, GZPHL, in human resources, holdings of assets and financing arrangement. The details are as follows:
   - *There are no duplicated appointments of senior management and the management* of labor and payroll is separated;
   - The Company maintains its own production, purchasing and sales system. The Company uses 38 trademarks legally registered in name of GZPHL. Pursuant to the Trademark Licence Agreement entered into between the Company and GZPHL on 1 September 1997 , GZPHL has granted the Company and its subsidiaries, an exclusive right to use the 38 trademarks for a term of 10 years. According to a confirmation letter concerning an extension of term for using the trademark issued from GZPHL to the Company on 21 November 2000, GZPHL agreed to grant an extension period of 10 years for the Company to use the 38 trademarks after the expiration of the said Trademark Licence Agreement. In addition, the Company owns 5 trademarks registered in name of the Company.
   - The finance department is separated from other departments. Separate accounting and finance management systems have been set up. The Company has its own *bank accounts.*
7. During the report period, the Company did not hold on trust, sub-contract or rent assets of other companies, or vice versa, which have generated profit that accounted for 10% or more of the total profit for the year.
8. *Guangzhou Yangcheng Certified Public Accountants Co Ltd and PricewaterhouseCoopers* were re-appointed as domestic and international auditors of the Company.
9. The Company did not guarantee for any other company during the report period.
10. There was no change in the name and codes of the shares of the Company during the *report period.*
11. Pursuant to a letter of intention of issue of new shares issued by the Board on 30 December 2000, the Company has made provision for all debts aged over 3 years. The Board of Directors has fulfilled this promise. Details have been set out in the accounts prepared in accordance with *PRC Accounting Rules and Regulations.*
12. On 21 February 2001, the third meeting of the second term of the Board resolved the merger of Kwong Chow First Factory and Guangzhou Zhong Sheng Pharmaceutical Factory. At present, the *merger* is in process.

10. FINANCIAL REPORTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(Prepared in accordance with HK GAAP)

	Note	Year ended 31 December 2000 Rmb'000	1999 Rmb'000
Turnover	1	4,222,857	3,454,492
Cost of sales		(3,201,332)	(2,591,019)
Gross profit		1,021,525	863,473
Other revenues	1	82,708	60,357
Distribution costs		(367,132)	(288,805)
Administrative expenses		(481,234)	(404,803)
Other operating expenses		(7,990)	(6,257)
Operating profit before finance cost	2	247,877	223,964
Finance costs	3	(39,207)	(45,985)
Operating profit		208,670	177,979
Share of profits less losses of			
Jointly controlled entities		*(841)*	*(688)*
Associated companies		(3,257)	824
Profit before taxation		204,572	178,115
Taxation	4	(59,745)	(41,743)
Profit after taxation		144,827	136,372
Minority interests		(9,577)	(7,684)
Net profit for the year		135,250	128,688
Earnings per share	5	Rmb0.185	Rmb0.176

Notes

1 Turnover and revenue and segment information

The Group is principally engaged in the manufacture and sales of CPM and the wholesale, retail, import and export of Western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus. Revenues recognised during the year are as follows:

	Year ended 31 December 2000 Rmb'000	1999 Rmb'000
Turnover:		
Sales of goods	4,222,857	3,454,492
Other revenues:		
Tax subsidies (Note (a))	21,898	14,718
Interest income	13,947	11,901
Gross rental income from investment properties	20,509	19,793
Other rental income net of outgoings	8,374	7,726
Promotional income from suppliers	9,456	—
Royalty income	1,492	3,162
Income from unlisted investments	7,028	3,057
	82,708	60,357
Total revenues	4,305,565	3,514,849

(a) During the year, the Group received the following subsidies from the local tax authorities:

(i) Rmb13,185,000 (1999: Rmb14,718,000) has been received for the purpose of reduction of its bank loan liabilities. The Group is required to transfer from profit after taxation an amount equal to the subsidies received to the capital reserve account in order to comply with the approval document.

(ii) *Rmb8,711,000 (1999: Nil) has been received by one of the subsidiaries from* the Guangzhou Finance Bureau as a reward for qualifying as an innovative technology enterprise (科技創新企業).

(b) An analysis of the Group's turnover and contribution to profit before taxation for the year by principal activities is as follows:

	Turnover 2000 Rmb'000	Turnover 1999 Rmb'000	Profit before taxation 2000 Rmb'000	Profit before taxation 1999 Rmb'000
Principal activities				
Manufacturing	1,295,155	1,199,739	154,350	123,789
Trading				
Wholesale	2,469,538	1,802,015	38,431	37,010
Retail	338,807	380,220	11,772	17,022
Import and export	69,357	72,518	19	294
	2,927,702	2,254,753	50,222	54,326
	4,222,857	3,454,492	204,572	178,115

(c) No geographical analysis is presented as the Group's operations were substantially carried out in the PRC.

2 Operating profit before finance cost

Operating profit before finance cost is stated after charging the following:

	Year ended 31 December 2000 Rmb'000	1999 Rmb'000
Depreciation and amortization of fixed assets	64,883	62,753
Outgoings in respect of investment properties	4,070	3,506
Loss on disposal of fixed assets	195	990
Loss on disposal of investment securities	3,685	—
Research and development costs	8,429	8,834
Auditors' remuneration	2,500	2,000
Staff costs:		
Amortisation of deferred expenditures	10,446	2,850
Retirement benefit costs	63,075	50,934
Salaries, wages and other welfare benefits	354,106	302,128
Operating leases for land and buildings	21,829	21,760

3 Finance costs

	Year ended 31 December 2000 Rmb'000	1999 Rmb'000
Interest on bank loans and overdrafts	43,143	46,108
Other incidental borrowing costs	1,281	1,100
Total borrowing costs incurred	44,424	47,208
Less: Interest capitalised in construction in progress	(5,217)	(1,223)
	39,207	45,985

The capitalisation rate applied to funds borrowed generally and used for the development of construction-in-progress is approximately 5.94% (1999: 5.4% to 6.9% per annum).

4 Taxation

	Year ended 31 December 2000 Rmb'000	1999 Rmb'000
The amount of taxation charged to the consolidated profit and loss account represents:		
PRC enterprise income tax	59,528	41,524
Share of taxation attributable to		
Jointly controlled entities	—	3
Associated companies	220	216
	59,745	41,743

Pursuant to an approval document issued by the Guangzhou Municipal Government, certain subsidiaries of the Group are entitled to a preferential enterprise income tax refund treatment during the period from 1st September 1997 (date of establishment) to 31st December 2000 which will result in an effective income tax rate of 15%.

Pursuant to a document [2000] 76 issued by the Guangdong Finance Bureau on 9 November 2000, enterprise income tax of listed companies in Guangdong province up to year 2001 may be initially based on the unified tax rate of 33% and the portion over the preferential tax rate of 15% shall be refunded by the relevant local finance authority. The Company has submitted an application to the Guangzhou Municipal Government for entitlement of this preferential enterprise income tax refund treatment in 2001. Approval from the Guangzhou Municipal Government has not yet been obtained.

Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

There was no material unprovided deferred taxation for the year (1999: Nil).

5 *Earnings per share*

The calculation of earnings per share for the year ended 31st December 2000 is based on the profit after taxation and minority interests of Rmb135,250,000 (1999: Rmb128,688,000) and the number of 732,900,000 shares (1999: 732,900,000 shares) in issue.

Page 3

Consolidated Balance sheet
(Prepared in accordance with PRC Accounting Rules and Regulations)
As at 31 December 2000

Unit: Rmb

Assets	1999	2000	Liabilities and Equity	1999	2000
Current assets			Current liabilities		
Cash and cash equivalent	508,153,551.35	488,332,578.45	Short term loans	608,150,000.00	474,000,000.00
Short term investment	–	–	Notes payable	–	–
Less: Provision for Short Term investments	–	–	Account payable	474,182,132.55	516,726,227.60
Net short term investments	–	–	Advance from customers	8,707,592.15	29,738,338.70
Notes receivable	(21,780.02)	2,586.27	Receivable on goods for sale	–	–
Dividends receivable	1,856,200.00	3,343,335.00	Wages payable	97,080,058.70	111,024,667.40
Interest receivable	–	–	Welfare payable	39,563,649.83	33,718,720.32
Accounts receivable	524,477,483.10	508,570,251.00	Dividend payable	21,256,294.04	29,430,097.18
Other receivables	195,866,470.15	180,277,515.73	Tax payable	18,405,021.26	35,519,653.23
Less: Provision for doubtful debts	46,492,801.91	45,779,640.70	Other liabilities	2,252,726.82	3,270,358.22
Net receivables	673,851,092.37	643,557,826.05	Other payables	158,547,563.82	223,273,428.07
Prepayments	59,088,565.29	8,426,742.30	Accrued expenses	4,255,006.97	4,630,172.33
Subsidy receivable	1,661,504.29	3,142,220.86	Current portion of Long term loans	18,000,000.00	34,000,000.00
Inventories	681,315,650.10	791,476,979.72			
Less: provision for inventories	7,770,833.50	1,014,378.94			
Net inventories	673,544,776.60	790,462,500.78			
Deferred expense	48,689,287.87	59,271,061.50			
Current assets awaiting write off	(115,005.00)	118,658.25			
Current portion of Long term loans	2,466,850.00	–			
Other current assets					
Total current assets	1,974,506,421.88	1,993,225,150.44	Total current liabilities	1,441,450,133.15	1,505,397,513.80
Long term investment			Long term liabilities		
Long term investment on equity	72,377,093.88	80,324,343.82	Long term loans	37,800,000.00	65,000,000.00
Long term investment on debentures	1,291,236.00	291,836.00	Debentures payable	–	–
Total Long term investment	73,668,389.88	80,616,239.22	Long term payable	121,737,208.16	114,178,796.94
including: consolidated investments	1,876,316.82	1,830,389.88	Housing fund	(56,075,323.74)	
Less: Provision for Long term investment	1,185,315.05	1,185,315.05	Other long term liabilities	5,000,000.00	5,458,431.26
Net long term investments	72,483,074.83	79,430,924.17	Total long term liabilities	88,281,833.42	84,573,220.20
Fixed assets			Deferred tax		
Cost	904,903,844.36	973,321,383.27	Deferred tax liabilities	–	–
Less: Accumulated depreciation	275,525,343.65	330,510,825.50			
Net fixed assets	629,378,500.91	642,810,557.77	Total liabilities	1,529,712,008.57	1,563,613,843.23
Construction goods	–	–			
Construction in progress	189,732,576.40	208,328,222.90			
Fixed asset disposals	–	(1,500.00)	Minority interest	85,602,468.15	103,802,423.43
Fixed assets awaiting write off	–	–			
Total fixed assets	819,111,137.21	851,147,280.67	Shareholders' equity		
Intangible and other assets			Share Capital	732,900,000.00	732,900,000.00
Intangible assets	105,102,733.63	111,476,364.70	Capital reserve	434,244,471.81	445,108,742.81
Pre-operating expense	2,972,956.26	71,208.82	Surplus reserve	180,431,872.17	184,075,367.94
Long term deferred expense	22,107,759.49	28,453,768.27	including public welfare fund	52,778,778.87	68,210,510.93
Other long term assets	–	–	Retained earnings	16,402,753.61	12,494,535.79
Total intangible and other assets	130,184,449.48	140,011,127.89	Total shareholders' equity	1,385,974,098.58	1,375,124,548.54
Deferred tax					
Deferred tax assets	–	–			
Total assets	3,001,288,575.30	3,063,914,823.17	Total liabilities and equity	3,001,288,575.30	3,063,914,823.17

Consolidated Profit and Loss account
(Prepared in accordance with PRC Accounting Rules and Regulations)
For the year ended 31 December 2000

Unit: Rmb

Items	2000	1999
Sales	4,265,333,812.93	3,424,160,972.85
Less: discounts	42,476,795.95	30,690,604.74
Net sales	4,222,857,015.97	3,454,490,368.12
Cost of sales	3,201,331,862.39	2,588,555,951.24
Less: sales tax	19,792,568.06	18,324,359.66
Profit from principal operations	1,001,732,585.52	847,610,057.02
Add: other revenue	38,432,662.67	35,505,133.57
Less: Loss on stock	(832,380.63)	20,146.35
Less: selling expense	348,172,061.02	277,387,194.95
Less: G&A expense	467,337,081.35	404,412,517.33
Less: financial expense	27,913,527.64	38,597,078.28
Profit from operations	195,562,478.81	162,718,255.68
Add: investment income	4,647,887.81	2,492,254.87
Add: subsidy income	9,288,488.45	–
Add: non-operating income	18,407,208.88	24,504,645.65
Less: non-operating expense	7,990,254.09	9,743,620.11
Profit before tax	219,035,807.84	179,971,836.09
Less: taxation	62,725,426.49	41,853,028.03
Less: minority interest	10,976,188.58	9,455,191.48
Net profit	146,234,182.77	128,663,316.58

Supplementary consolidated profit and loss account
(Prepared in accordance with PRC Accounting Rules and Regulations)
For the year ended 31 December 2000

Unit: Rmb

Profits for the period	2000 Return on net assets: based on shareholders' equity at the end of the year	2000 Return on net assets: based on weighted average shareholders' equity	2000 Earnings per share: based on shareholders' equity at the end of the year	2000 Earnings per share: based on weighted average	1999 Return on net assets: based on shareholders' equity at the end of the year	1999 Return on net assets: based on weighted average shareholders' equity	1999 Earnings per share: based on shareholders' equity at the end of the year	1999 Earnings per share: based on weighted average
Profits from principal operations	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Profit from operations	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net profit after deducting extraordinary items	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Consolidated profit appropriation statement
(Prepared in accordance with PRC Accounting Rules and Regulations)
For the year ended 31 December 2000

Unit: Rmb

Items	2000	1999
Net profit	146,234,182.77	128,663,316.58
Add: Retained earnings brought forward	(50,195,537.73)	12,070,109.58
Add: Transfer from reserves	–	–
Distributable profit	96,038,645.04	140,733,426.16
Less: transfer to surplus reserves	34,442,904.57	28,345,413.35
Less: transfer to public welfare fund	34,442,804.68	28,227,558.31
Distributable profits to shareholders	27,152,835.79	84,160,455.48
Less: Dividend for preference shares		
Less: transfer to discretionary surplus reserves		29,112,202.57
Less: Dividend for ordinary shares	14,658,000.00	38,645,500.00
Less: Dividend for ordinary shares in form of share capital		
Retained earnings	12,494,535.79	16,402,753.61

Consolidated Cash Flows Statement
(Prepared in accordance with PRC Accounting Rules and Regulations)
For the year ended 31 December 2000

Unit: Rmb

Items		Amount
1.	Cash flow from operating activities	
	Cash received from sale of goods or rendering of services	5,002,531,192.11
	Rental payment received	27,283,950.40
	Refund of tax	11,733,484.10
	Other cash received relating to operating activities	193,008,483.40
	Sub-total of cash inflows	5,234,557,120.01
	Cash paid for goods and services	3,769,795,494.43
	Cash paid for operating leases	22,166,199.18
	Cash paid to or on behalf of employees	375,519,054.88
	Value Added Tax paid	208,471,587.46
	Income tax paid	40,720,708.31
	Taxes paid other than Value Added Tax and income tax	45,783,971.34
	Other cash paid relating to operating activities	485,156,779.30
	Sub-total of cash outflows	4,947,605,794.90
	Net cash flows from operating activities	286,951,325.11
2.	Cash from investing activities	
	Cash received from sale of investments	3,554,491.21
	Cash received from distribution of dividend or profits	4,196,033.30
	Cash received from bond interest income	914,700.36
	Net cash received relating to investing activities	1,522,734.37
	Other cash received relating to investing activities	4,734,379.59
	Sub-total of cash inflows	14,922,338.83
	Cash paid to acquire fixed assets, intangible assets and other long-term assets	163,527,356.13
	Cash paid to acquire equity investments	23,538,568
	Cash paid to acquire debt investments	10,000,000.00
	Other cash paid relating to investing activities	21,662,690.75
	Sub-total of cash outflows	218,726,712.88
	Net cash flows from investing activities	(203,804,374.05)
3.	Cash flows from financing activities	
	Proceeds from issuing shares	–
	Proceeds from subsidiaries acquiring equity investments from minority shareholders	–
	Proceeds from issuing bonds	–
	Proceeds from borrowings	633,950,000.00
	Other proceeds related to financing activities	126,406,810.55
	Sub-total of cash inflows	760,356,810.55
	Cash repayments on amounts borrowed	*715,245,523.60*
	Cash payments of expenses on any financing activities	1,280,472.87
	Cash payments for distribution of dividend or profits	39,830,432.51
	Cash payments for distribution of dividend or profits to minority shareholders	5,156,883.90
	Cash payments of interest expenses	39,517,639.59
	Cash payments for finance lease	697,983.73
	Cash payments for reduction of registered capital	–
	Cash payments for reduction of registered capital to minority shareholders	–
	Other cash payments relating to financing activities	*61,056,028.94*
	Sub-total of cash outflows	862,789,966.44
	Net cash flows from financing activities	(102,433,155.89)
4.	Effect of foreign exchange rate changes on cash	(534,768.07)
5.	Net increase (decrease) in cash and cash equivalents	(19,820,972.90)

Supplementary Consolidated Cash Flow Statement
(Prepared in accordance with PRC Accounting Rules and Regulations)
For the year ended 31 December 2000

Unit: Rmb

Items		Amount
1.	Investing and financing activities that do not involve cash receipt and payments	
	Repayment of debts by the transfer of fixed assets	0.00
	Repayment of debts by the transfer of investments	0.00
	Investments in the form of fixed assets	0.00
	Repayment of debts by the transfer of inventories	0.00
	Fixed assets in the form of financial lease	0.00
2.	Reconciliation of net profit to cash flows from operating activities	
	Net profit	146,234,182.77
	Add: Provision for bad debts or bad debts written off	18,249,678.00
	Depreciation of fixed assets	57,109,334.14
	Amortisation of intangible assets	2,951,052.15
	Losses on disposal of fixed assets, intangible assets and other long term assets (or deduct: gains)	1,515,194.91
	Losses on scrapping of fixed assets	1,714,142.98
	Financial expense	*31,146,218.12*
	Loss arising from investments (or deduct: gains)	(4,647,887.81)
	Deferred tax credit (or deduct: debit)	0.00
	Decrease in inventories (or deduct: increase)	(108,517,553.74)
	Decrease in operating receivables (or deduct: increase)	85,728,804.39
	Increase in operating payables (or deduct: decrease)	55,469,181.20
	Increase in Value Added Tax (or deduct: decrease)	0.00
	Others	0.00
	Net cash flows from operating activities	286,951,325.11
3.	Net increase in cash and cash equivalents	
	Cash at end of year	488,332,578.45
	Less: cash at beginning of year	508,153,551.35
	Plus: cash equivalents at the end of year	0.00
	Less: cash equivalents at the beginning of year	0.00
	Net increase (decrease) in cash and cash equivalents	(19,820,972.90)

Balance sheet
(Prepared in accordance with PRC Accounting Rules and Regulations)
As at 31 December 2000

Unit: Rmb

Assets	1999	2000	Liabilities and Equity	1999	2000
Current assets			Current liabilities		
Cash and cash equivalent	137,821,808.82	128,224,828.98	Short term loans	–	30,000,000.00
Short term investment	–	–	Notes payable	–	–
Less: Provision for S-T investment	–	–	Account payable	–	–
Net short term investment	–	–	Advance from customers	–	–
Notes receivable	–	–	Receivable of goods for sale	–	–
Dividends receivable	2,981,200.00	8,399,456.99	Wages payable	3,005,511.20	2,829,148.68
Interest receivable	–	–	Welfare payable	1,054,192.76	1,508,741.73
Account receivable	–	–	Dividend payable	22,081,159.74	24,357,008.29
Other receivable	161,198,554.15	240,755,152.94	Tax payable	159,253.21	67,207.95
Less: Provision for doubtful debts		150,631.06	Other liabilities	4,424.00	7,577.98
Net receivable	161,198,554.15	240,604,539.58	Other payables	(305,388.41)	41,762,503.53
Prepayments	–	–	*Accrued expense*	*2,810,565.00*	*2,080,965.00*
Subsidy receivable	–	–	Current portion of long term loans	–	–
Inventories	–	–			
Less: provision for inventories	–	–			
Net inventories	–	–			
Deferred expense	–	–			
Pending current assets to write off	–	–			
Current portion of long term loans	–	–			
Other current assets	–	–			
Total current assets	302,631,562.97	372,278,855.48	Total current liabilities	30,425,494.31	103,423,153.14
Long term investment			*Long term liabilities*		
Long term investment on equity	1,068,535,759.51	1,078,002,310.95	Long term loans	–	–
Long term investment on debentures	–	–	Debentures payable	–	–
Total Long term investment	1,068,535,759.51	1,078,002,310.95	Long term payable	–	–
Less: Provision for Long Term Investment	–	–	Housing fund	89,216.78	–
Net long term investments	1,068,835,759.51	1,078,002,310.95	Other long term liabilities	–	–
Fixed assets			Total long term liabilities	89,216.78	–
Cost	26,467,468.89	26,325,190.76	Deferred tax		
Less: Accumulated depreciation	1,364,578.06	3,064,431.00	Deferred tax liabilities	–	–
Net fixed assets	25,102,888.83	23,260,759.76			
Construction goods	–	–	*Total liabilities*	*30,514,711.18*	*103,423,153.14*
Construction in progress	–	–			
Fixed assets disposals	–	–			–
Fixed assets awaiting write off	–	–			
Total fixed assets	25,102,888.83	23,260,759.76	Shareholders' equity		
Intangible and other assets			Share Capital	732,900,000.00	732,900,000.00
Intangible assets	–	–	Capital reserve	434,244,471.81	445,108,742.81
Pre-operating expense	–	–	*Surplus reserve*	53,786,345.18	88,268,589.29
Long term deferred expense	2,846,697.43	3,035,773.13	including: public welfare fund	25,303,664.96	41,544,785.52
Other long term assets	–	–	Retained earnings	143,041,380.61	106,827,214.45
Total intangible and other assets	2,846,697.43	3,035,773.13	Total shareholders' equity	1,365,972,197.59	1,373,104,548.54
Deferred tax					
Deferred tax assets	–	–			
Total assets	1,396,486,908.74	1,476,527,639.59	Total liabilities and equity	1,396,486,908.74	1,476,527,639.59

Profit and loss account
(Prepared in accordance with PRC Accounting Rules and Regulations)
For the year ended 31 December 2000

Unit: Rmb

Items	2000	1999
Sales	–	–
Less: discounts	–	–
Net sales	–	–
Cost of sales	–	–
Less: sales tax	–	–
Profit from principal operations	–	–
Add: other revenue	2,433,358.33	4,458,575.07
Less: Loss of stock	–	–
Less: selling expense	–	–
Less: G&A expense	13,594,681.68	14,519,341.87
Less: financial expense	(5,357,377.21)	(5,750,827.01)
Operating profit	(5,803,925.14)	(4,309,939.79)
Add: investment income	152,166,042.72	132,973,836.44
Add: subsidy income	–	–
Add: non-operating income	10,344.91	–
Less: non-operating expense	138,279.72	580.07
Profit before tax	146,234,182.77	128,663,316.58
Less: taxation	–	–
Net profit	146,234,182.77	128,663,316.58

Profit appropriation statement
(Prepared in accordance with PRC Accounting Rules and Regulations)
For the year ended 31 December 2000

Unit: Rmb

Items	2000	1999
Net profit	146,234,182.77	128,663,316.58
Add: Retained earnings b/f	*28,824,868.24*	*76,756,227.35*
Add: Transfer from reserves	–	–
Distributable profit	175,059,051.01	205,419,543.93
Less: transfer to statutory surplus reserves	14,623,418.28	12,866,331.66
Less: appropriation for public welfare fund	14,623,418.28	12,866,331.66
Distributable profit to shareholders	145,812,214.45	179,686,880.61
Less: Dividend for preferred shares	–	–
Less: transfer to discretionary surplus reserves	–	
Less: Dividend for ordinary shares	38,985,000	36,645,500.00
Less: Dividend for ordinary shares in form of shares	–	–
Retained earnings	106,827,214.45	143,041,380.61

Cash flow statement
(Prepared in accordance with PRC Accounting Rules and Regulations)
For the year ended 31 December 2000

Unit: Rmb

Items		Amount
1.	Cash flow from operating activities	
	Cash received from sale of goods or rendering of services	–
	Rental payment received	–
	Refund of tax	*179,021.21*
	Other cash received relating to operating activities	7,368,832.64
	Sub-total of cash inflows	7,547,853.85
	Cash paid for goods and services	–
	Cash paid for operating leases	1,081,200.00
	Cash paid to or on behalf of employees	4,304,263.08
	Value Added Tax paid	–
	Income tax paid	–
	Taxes paid other than Value Added Tax and income tax	92,045.26
	Other cash paid relating to operating activities	3,991,792.09
	Sub-total of cash outflows	*9,469,300.43*
	Net cash flows from operating activities	(1,921,446.58)
2.	*Cash from investing activities*	
	Cash received from sale of investments	–
	Cash received from distribution of dividend or profits	69,894,407.26
	Cash received from bond interest income	–
	Net cash received relating to investing activities	–
	Other cash received relating to investing activities	–
	Sub-total of cash inflows	69,894,407.26
	Cash paid to acquire fixed assets, intangible assets and other long-term assets	3,375,192.86
	Cash paid to acquire equity investments	47,000,000.00
	Cash paid to acquire debt investments	52,999,043.05
	Other cash paid relating to investing activities	5,000,000.00
	Sub-total of cash outflows	108,374,235.91
	Net cash flows from investing activities	(38,479,828.65)
3.	Cash flows from financing activities	
	Proceeds from issuing shares	–
	Proceeds from subsidiaries acquiring equity investment from minority shareholders	–
	Proceeds from issuing bonds	–
	Proceeds from borrowings	*70,000,000.00*
	Other proceeds related to financing activities	–
	Sub-total of cash inflows	70,000,000.00
	Cash repayments of amounts borrowed	–
	Cash payments of expenses on any financing activities	1,201,700.58
	Cash payments for distribution of dividend or profits	36,709,151.45
	Cash payments for distribution of dividend or profits to minority shareholders	–
	Cash payments of interest expenses	751,905.00
	Cash payments for finance lease	–
	Cash payments for reduction of registered capital	–
	Cash payments for reduction of registered capital to minority shareholders	–
	Other cash payments relating to financing activities	–
	Sub-total of cash outflows	38,662,757.03
	Net cash flows from financing activities	31,337,242.97
4.	*Effect of foreign exchange rate changes on cash*	*(532,947.58)*
5.	Net increase (decrease) in cash and cash equivalents	19,596,979.84

Supplementary cash flow statement
(Prepared in accordance with PRC Accounting Rules and Regulations)
For the year ended 31 December 2000

Unit: Rmb

	Items	Amount
1.	Investing and financing activities that do not involve cash receipt and payments	
	Repayment of debts by the transfer of fixed assets	0.00
	Repayment of debts by the transfer of investments	0.00
	Investments in the form of fixed assets	0.00
	Repayment of debt by the transfer of inventories	0.00
	Fixed assets in the form of financial lease	0.00
2.	Reconciliation of net profit to cash flows from operating activities	
	Net profit	146,234,182.77
	Add: Provision for bad debts or bad debts written off	0.00
	Depreciation of fixed assets	1,699,852.94
	Amortisation of intangible assets	0.00
	Losses on disposal of fixed assets, intangible assets and other long term assets (or deduct: gains)	0.00
	Losses on scrapping of fixed assets	0.00
	Financial expense	767,250.00
	Loss arising from investments (or deduct: gains)	-152,166,042.72
	Deferred tax credit (or deduct: debit)	0.00
	Decrease in inventories (or deduct: increase)	0.00
	Decrease in operating receivables (or deduct: increase)	-17,127,348.27
	Increase in operating payables (or deduct: decrease)	18,670,658.70
	Increase in Value Added Tax (or deduct: decrease)	0.00
	Others	0.00
	Net cash flows from operating activities	-1,921,446.58
3.	Net increase in cash and cash equivalents	
	Cash at end of year	128,224,828.96
	Less: cash at beginning of year	137,821,808.82
	Plus: cash equivalents at the end of year	0.00
	Less: cash equivalents at the beginning of year	0.00
	Net increase (decrease) in cash and cash equivalents	19,596,979.84

Provision for Doubtful Debts

The Company provides an allowance for bad debts. The provision will be reversed when bad debts arise.

Certified standard of bad debts recognition: If the debtor becomes bankrupt or dies, the amount remaining after deducting that portion of the debt repaid, will be the amount of the unpaid receivable; the debtor does not pay back a debt that has been outstanding for three years, and it has been determined as impossible to recover after the approval of the Board of Directors.

According to the requirement issued in document of Caihui (1995) No. 35 by the Ministry of Finance and *the certified standard of bad debts approved by the Board, the Company provides an allowance for bad* debts based on the aging of receivable balances. In addition, the Company provides a special provision for high risk receivables based on the financial status and liquidity of the debtor.

The provision and its rate is based on the aging of receivable balances as follows:

	Provision
Within 1 year	1%
1-2 years	10%
2-3 years	30%
3-4 years	50%
4-5 years	80%
Over 5 years	100%

The above receivable includes accounts receivable and other receivables. The Company provides a provision for other receivable after deduction of the balance of *inter-company debtors, unreimbursed business* disbursements and other current accounts not related to repayment of accounts.

Related party transactions

1 Relationship of related parties with no substantial control

Name	Relationship to the Company
Guangzhou Tianxi Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Qiaoguang Pharmaceutical Factory	Fellow subsidiary
Guangzhou Guanghua Pharmaceutial Company Limited	Fellow subsidiary
Guangzhou Mingxing Pharmaceutical Factory	Fellow subsidiary
Guangdong Pharmaceutical Factory	Fellow subsidiary
Guangzhou Pharmaceutical Goods and Supply Company	Fellow subsidiary
Guangzhou Haigong Factory	Fellow subsidiary
Guangzhou Sanitation Production Factory	*Fellow subsidiary*
Guangzhou Pharmaceutical Factory	Fellow subsidiary
Guangzhou No.10 Pharmaceutical Factory	Fellow subsidiary
Guangzhou Pharmaceutical Economic Development Company	Fellow subsidiary
Guangzhou Zhongfu Medical Company Limited	Associated company
Guangdong Xinhua Health Drinks Company Limited	Subsidiary
Guangzhou Guangling Chinese Patent Medicine Innovation Center Co., Ltd.	Subsidiary
Hong Kong Liangbao Development Company Limited	Fellow subsidiary

Purchase of goods

Name	Amount of current year	Unit: Rmb '000 Amount of prior year
Guangzhou Tianxi Pharmaceutical Company Limited	5,897	5,489
Guangzhou Qiaoguang Pharmaceutical Factory	4,112	2,578
Guangzhou Guanghua Pharmaceutical Company Limited	15,372	11,009
Guangzhou Mingxing Pharmaceutical Factory	7,047	5,723
Guangdong Pharmaceutical Factory	9,081	6,887
Guangzhou Pharmaceutical Goods Supplying Company	3,040	6,718
Guangzhou Hejigong Factory	1,378	938
Guangzhou Sanitation Production Factory	568	520
Guangzhou Pharmaceutical Factory	1,249	0
Guangzhou Pharmaceutical Economic Development Company	0	295
Guangzhou No.10 Pharmaceutical Factory	318	811
	47,960	40,964

The above purchases are all based on the price approved by the State or using the method in accordance with the regulation by the State.

Sale of goods

Name	Amount of current year	Unit: Rmb '000 Amount of prior year
Guangzhou Tianxi Pharmaceutical Company Limited	13,557	13,979
Guangzhou Pharmaceutical Economic Development Company	0	76
Guangzhou Qiaoguang Pharmaceutical Factory	27,995	4,159
Guangzhou Guanghua Pharmaceutical Company Limited	444	0
Guangdong Pharmaceutical Factory	1,535	1,457
Guangzhou Zhongfu Medical Company Limited	2,051	0
Guangzhou Pharmaceutical Goods Supplying Company	4,864	0
Guangzhou Hejigong Factory	78	324
	50,524	19,995

The above sales are all based on the price approved by the State or by using the method in *accordance with the regulations set by the State.*

Receivables and payables

	1999	2000
Receivables:		
Guangzhou Guanghua Pharmaceutical Company Limited	0.00	121,000.00
Guangzhou Zhongfu Medical Company Limited	97,437.78	0.00
Guangzhou Xinhua Health Drinks Company Limited	288,732.36	0.00
Guangzhou Hejigong Factory	0.00	5,000.00
Guangzhou Tianxi Pharmaceutical Company Limited	3,114,501.49	2,626,510.49
Guangzhou Qiaoguang Pharmaceutical Factory	3,115,935.00	3,812,752.45
Guangdong Pharmaceutical Factory	80,749.91	155,000.72
	1999	2000
Payables:		
Guangzhou Qiaoguang Pharmaceutical Factory	0.00	113,803.40
Guangzhou Mingxing Pharmaceutical Factory	119,000.00	216,345.17
Guangzhou Hejigong Factory	5,000.00	251,089.35
Guangzhou Tianxi Pharmaceutical Company Limited	217,000.00	428,235.58
Guangzhou Pharmaceutical Goods and Supply Company	98,000.00	3,000.00
Guangdong Pharmaceutical Factory	49,000.00	157,395.20
Guangzhou Guanghua Pharmaceutical Company Limited	109,000.00	157,772.25
Guangdong No.10 Pharmaceutical Factory	7,000.00	18,413.20
Other receivable:		
Guangzhou Pharmaceutical Holdings Company Limited	1,075,539.25	2,499,594.71
Guangzhou Xinhua Health Drinks Company Limited	3,800,000.00	3,800,000.00
Guangzhou Zhongfu Medical Company Limited	0.00	12,739.92
Guangzhou Guangjing Chinese Patent Medicine Innovation Center Co., Ltd.	0.00	2,000,000
Hong Kong Baoliang Development Company Limited	1,218,698.24	1,206,508.54
Other payables:		
Guangzhou Pharmaceutical Holdings Company Limited	52,029,905.67	62,029,905.67

Provision or receipt of services

	Note	Amount of current year	Unit: Rmb '000 Amount of prior year
Service fee on staff quarters	(1)	1,938	3,303
Welfare facilities	(2)	404	398
		2,342	3,701

Note (1) *Pursuant to the Accommodation Service Agreement entered into by the Company and Guangzhou Pharmaceutical Holdings Company Limited (the "GZPHL") on 1 September 1997 and supplemented by a notice dated 31 December 1997, GZPHL has agreed to continue to provide staff quarters to the employees of the Group. The company agreed to pay a service fee equal to 8% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31 December 2007.*

Note (2) Pursuant to the Composite Services Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL agreed to provide certain welfare facilities to the Group. The *Group agreed to be responsible for the operation, management and maintenance of the* facilities and pay a welfare facilities fee equal to GZPHL's total depreciation charges of the welfare facilities in the year ended 31 December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Service Agreement will expire on 31 December 2007.

Rental

Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the *Company and GZPHL on 1 September 1997, GZPHL has granted to the Group the right to use* certain premises such as warehouses and offices for a term of three years at a fixed annual rent (and is subject to the adjustment of standard rent as prescribed from time to time by the Guangzhou Real Estate Administration Bureau), plus utilities and other outgoings which are payable based on the actual consumption. The Company shall pay such rental charges of Rmb2,719,000 for the year (1999: Rmb2,422,000).

Guarantee

The Company has provided guarantees to related parties for its bank loans as follows:

Name	1999	2000
Guangzhou Pharmaceutical Trading Center	16,000,000.00	0.00

License fee

Pursuant to the Trademark License Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GZPHL for a term of 10 years. The Company agreed to pay license fees for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries. The Trademark License Agreement will expire on 1 September 2007. The Company shall pay the above License fee of Rmb4,494,000 for the year. (1999: Rmb3,496,000).

Prepaid rental

Pursuant to the Premises Agreement entered into by the Company and GZPHL on 28 August 1998, GZPHL agreed to grant to the Company the right to use certain units of the new office building it had built. The rental payable by the Company will be determined by reference to a 38% discount on the market rental rate at the time the formal tenancy agreement is signed. As GZPHL requires funds for constructing the new office building, the Company made an advance rental payment of Rmb6,000,000 to GZPHL during the year. The advance rental payment shall be used by GZPHL exclusively for the construction of the new office building and shall offset the rental for the premises payable to GZPHL by the Company when it is due. The lease term is expected to be not less than 10 years or until the advance rental payment is fully utilized, whichever is longer.

Staff quarter reform cost

Pursuant to the Accommodation Services Agreement, GZPHL has agreed, upon request of the Company and in accordance with the prevailing Housing Reform Policy applicable in the Guangzhou Municipality, to sell staff quarters to the employees of the Group at a preferential price. For each such sale the Company agreed to pay GZPHL, within twelve months from completion of the sale, the staff quarters reform cost which represents the difference between the preferential price and the cost (net of accumulated depreciation) paid by GZPHL for building or acquiring such staff quarters. Up to the year end, the Company shall pay the Staff quarter reform cost to GZPHL amounting to Rmb62,030,000. (1999: Rmb52,030,000).

11 MAJOR INVESTMENTS VIA USE OF FUNDS GENERATED FROM THE GROUP's OPERATIONS DURING THE PERIOD

With the approval of the Company's second non-scheduled directors' meeting of the second term, the Company subscribed for 10,000,000 shares in Everbright Bank of China with a total subscription price of Rmb19,500,000. Because of the substantial over-subscription, the Company has been allotted 5,500,000 shares, which represent 0.093% of its total shares (5,891,000,000 shares) in issue. The total subscription price was Rmb10,725,000.

12 STAFF QUARTERS

Pursuant to the Accommodation Service Agreement entered into between the Company and GZPHL on 1st September 1997, in which GZPHL agreed to sell the staff quarters to the employees of the *Group at preferential price. The Company shall pay to GZPHL the staff quarters reform costs which* represent the difference between the preferential price and the cost net of depreciation paid by GZPHL for building or acquiring such staff quarters. For the year ended 31st December 2000, the total staff quarters reform costs paid or payable to GZPHL amounted to approximately Rmb62,030,000 (1999: Rmb57,138,000).

In addition, the Group has constructed or acquired certain staff quarters. As at 31 December 2000, the difference between the construction cost or acquisition cost and revenue from disposal of the quarters was totalling Rmb42,437,000 (1999: Rmb20,653,000).

Accordingly, the above mentioned items' total staff quarters reform costs for the year amounted to Rmb104,467,000 (1999: Rmb77,792,000).

According to the regulations in Caiqi [2000] No. 295, the Notice on Accounting Treatment Method of Housing Reform Initiated in Enterprises, issued by the Ministry of Finance, the costs arising therefrom should be dealt with in retained earnings as at 1st January 2000. Subject to the approval by the Board of Directors, any deficit balance should be appropriated to the statutory public welfare fund, statutory surplus reserve fund and capital reserve. This accounting treatment has been adopted in the accounts prepared in accordance with PRC accounting rules and regulations.

For the accounts prepared in accordance with HK GAAP, the staff quarters reform costs have been deferred and amortised on a straight-line basis to the profit and loss account over a period of 10 years, which is the estimated remaining average service life of the employees. The total accumulated amortisation as at 31 December 2000 was approximately Rmb14,558,000. As at 31st December 2000, the net carrying value of the deferred staff quarters reform costs was Rmb89,909,000. In the opinion of the board of directors of the Company, if the aforesaid deferred staff quarter reform cost *had been completely written off in 2000, the consolidated net assets of the Group as at 31 December* 2000 would have been reduced by approximately Rmb89,909,000.

With respect to the document (Suifa [2000] 18) issued by the Guangzhou Municipal Government on 18th May 2000 concerning the one-time cash accommodation allowance to (i) those employees to whom the Group has not allocated staff quarters and (ii) those aged employees whose allocated staff quarters do not meet the required standard, the Directors consider that the said document is not legally binding on the Group. In 2001, the Group will formulate their own policy of cash *accommodation allowance to employees based on the Group's situation.*

13 ENTERPRISE INCOME TAX AND LOCAL TAX REFUND PRIVILEGE

Pursuant to an approval document issued by the Guangzhou Municipal Government, certain subsidiaries of the Group are entitled to a preferential enterprise income tax refund treatment during the period from 1st September 1997 (date of establishment) to 31st December 2000 which will result in an effective income tax rate of 15 %.

Pursuant to a document [2000] 76 issued by the Guangdong Finance Bureau on 9 November 2000, enterprise income tax of listed companies in Guangdong province up to year 2001 may be initially based on the unified tax rate of 33% and the portion over the preferential tax rate of 15% shall be refunded by the relevant local finance authority. The Company has submitted an application to the Guangzhou Municipal Government for entitlement of this preferential enterprise income tax refund treatment in 2001. However, the Company is for the time being unable to confirm whether Guangzhou Municipal Government will approve such application.

14 RESULTS AND DETAILS OF THE COMPANY's PRINCIPAL MAJOR SUBSIDIARIES

Enterprise name	% of hold shares	Total assets	Principal operating income (Rmb'000)	Principal operating profit (Rmb'000)
Kwang Chow First Factory	100%	258,590.5	352,852.4	212,192.3
GZ Chen Li Ji	100%	215,523.8	153,547.6	72,734
Guangzhou Zhong Sheng Pharmaceutical Factory	100%	63,634	53,024.6	21,582.4
GZ Qi Xing	100%	394,512.3	183,354.5	99,263.3
Guangzhou Pharmaceutical Corporation	100%	998,232	2,384,572.3	201,463.9
Guangzhou Chinese Medicine Corporation	100%	232,158.4	495,619.8	83,419.2
Guangzhou Pharmaceutical Import & Export Corporation	100%	37,235.2	79,511.5	9,002.3
GZ Xing Qun	84.10%	264,075.5	196,088	79,917.5
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd	83.90%	18,190.7	130,107.7	71,922.5
GZ Pan Gao Shou	81.53%	240,024.5	167,226.8	83,130
GZ Yangcheng	87.07%	103,853.7	130,322.3	53,040

15 DIFFERENCE BETWEEN THE ACCOUNTS OF THE GROUP AND THE COMPANY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS AND HK GAAP

	Group		Company	
	2000 Rmb'000	1999 Rmb'000	2000 Rmb'000	1999 Rmb'000
Shareholders' funds under PRC Accounting Rules and Regulations	1,373,104	1,365,972	1,373,104	1,365,972
Adjustments:				
Provision for bad debts	(30,121)	(19,623)	—	—
Deferred expenditures capitalised	89,909	(4,110)	2,187	—
Difference in fixed assets revaluation	138,733	140,177	—	—
Overprovision of research and development	17,463	5,933	—	—
Difference in minority interests	(14,598)	(11,129)	—	—
Reversal of share of net assets of subsidiaries	—	—	(39,531)	(39,202)
	201,386	112,253	(37,344)	(39,202)
Shareholders' funds under HK GAAP	1,574,490	1,478,225	1,335,760	1,326,770
Net profit under PRC Accounting Rules and Regulations	146,234	128,663	146,234	128,663
Adjustments:				
Amortisation of deferred expenditures capitalised	(10,448)	(2,650)	(243)	—
Additional depreciation on revalued fixed assets	(1,444)	—	—	—
Reversal of overprovided research development	11,525	—	—	—
Difference in minority interest	1,400	(1,771)	—	—
Reversal of share of results of subsidiaries	—	—	(98,016)	(46,174)
Subsidies recognised as income	13,185	14,718	—	—
Inventories written off	(17,255)	—	—	—
Removal compensation recognised in prior years	(7,947)	(6,790)	—	—
Difference in taxation	—	(1,059)	—	—
Others	—	(413)	—	—
	(10,984)	25	(98,259)	(46,174)
Net profit for the year under HK GAAP	135,250	128,688	47,975	82,489

16 OTHERS

Bank loans, overdraft and other loans

There are no material adverse changes in respect of the amounts of bank loans, short term loans and total liabilities as at 31st December 2000 compared to that of last year.

Exchange rate fluctuation risk

Up to 31st December 2000, the Group has no material exposure to fluctuation in exchange rates.

Gearing ratio

Up to 31 December 2000, there are no material advance changes in the gearing ratio of the Group.

Purchase, sale or redemption of shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Pre-emptive rights

According to the laws of the PRC and the Articles of Association of the Company, no pre-emptive rights exist.

MATERIAL LITIGATION

During the year under review, the Company was not involved in any material litigation or arbitration proceedings.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

As far as the Board is aware, there is no any information that will indicate that the Company is not, or was not for any part of the year ended 31st December, 1999, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

In accordance with the requirement of The Stock Exchange of Hong Kong (the "Exchange"), the Company will submit the information in its 2000 annual report to the Exchange for publication on the Exchange's *website before 30th April, 2001.*

AUDIT OPINION

Guangzhou Yangcheng Certified Public Accountants Co., Ltd. is the Company's domestic auditors and has issued an audit report with an unqualified audit opinion on the Group's accounts for the year ended 31 December 2000 which are prepared in accordance with the PRC Accounting Rules and Regulations

PricewaterhouseCoopers is the Company's international auditors and has issued an audit report with an unqualified audit opinion on the Group's accounts for the year ended 31 December 2000 which are prepared in accordance with the HK GAAP.

By order of the Board
Cai Zhixiang
Chairman

Guangzhou, the PRC, 20 April 2001

Note: *The 2000 Annual Report will be posted on the website of the Stock Exchange of Hong Kong Limited by 30 April 2001 as required by the Hong Kong Listing Rules.*

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting ("AGM") of Guangzhou Pharmaceutical Company Limited (the "Company") for the year 2000 will be held on 15th June 2001, at 9:00 a.m. *in the conference room of the Company's premises at 45 Sha Mian North Street, Guangzhou,* Guangdong Province, the People's Republic of China to deal with the following matters:

A) By way of ordinary resolutions:
- (1) To consider and approve the directors' report for the year 2000.
- (2) To consider and approve the report of the Supervisory Committee for the year 2000.
- (3) To consider and approve the audited accounts of the Company for the year 2000.
- (4) To consider and approve the auditors' report for the year 2000.
- (5) To re-appoint the retiring auditors and international auditors, Guangzhou Yangcheng Certified Public Accountants Co Ltd and PricewaterhouseCoopers respectively, and to authorize the Board of directors of the Company (the "board") to determine their remuneration.
- (6) To consider and approve the resolution of profit distribution and dividend payment for the year.
- (7) To authorize the Board to determine the aggregate amount of emoluments to be paid to Directors in year 2001.
- (8) To authorize the Board to determine the aggregate amount of emoluments to be paid to Supervisors in year 2001.

B) By way of special resolutions:

To consider and approve the following proposal and granting mandate to the Board to allot and issue new shares:

(a) subject to paragraphs c) and d) and pursuant to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (as amended from time to time) and the Company Law of the People's Republic of China ("PRC") and other relevant regulations, the exercise by the Board of all the powers of the Company to allot and issue new shares, either seperately or concurrently during the Relevant Period and the exercise of powers by the board to determine the terms and conditions for the allotment and issue of new shares including the following terms are hereby generally and unconditionally approved:
- (1) class and quantity of new shares to be issued;
- (2) issue price of the new shares;
- (3) the starting and closing time for the issue;
- (4) class and quantity of the new shares to be issued to existing shareholders; and
- (5) the making or granting of offers, agreements and options which might require the exercise of such powers.

(b) The approval in paragraph (a) shall authorize the Board during the Relevant Period to make grant offers, agreements and options which would or might be exercised after the end of the Relevant Period.

(c) The aggregate nominal amount of overseas listed foreign shares and domestic shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph a), *otherwise than pursuant to issue of shares by conversion of the* statutory surplus reserve into capital in accordance with the Company Law of the PRC and the Articles of Association of the Company (the "Articles") and other relevant regulations, shall not exceed twenty per cent (20%) of each of the existing overseas listed foreign shares and domestic shares of the company.

(d) The Board has
- (1) to comply with the Company Law of the PRC and other relevant regulations *and the Rules Governing the Listing of Securities of The Stock Exchange of* Hong Kong Limited (as amended from time to time) and:
- (2) to obtain the approval of the China Securities Regulatory Commission upon the exercise of the powers pursuant to paragraph a) above.

(e) For the purpose of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:
- (1) *twelve months from the date of passing this resolution;*
- (2) the conclusion of the next annual general meeting of the company; and
- (3) the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meetings.

(f) The Board, subject to the approval of the relevent authorities and in accordance with the Company Law of the PRC, be authorized to increase the registered share capital of the Company to the respective amount upon the exercise of the powers *pursuant to paragraph a) above, provided that the registered share capital shall not* exceed Rmb973,080,000.

(g) Subject to the approval of the relevant PRC authorities, the Board be authorized to make appropriate and necessary amendments to the Articles (including Article 18 and Article 21) to reflect the alteration of the share capital of the Company pursuant to this mandate.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 20 April 2001

Notes:

(1) Each shareholder is entitled to attend the meeting mentioned above and is entitled to appoint in written form one or more proxies to attend and vote at the AGM on his/her behalf. A proxy need not be a member of the Company. Shareholders or their proxies are entitled to attend the AGM and vote.

(2) To be valid, the proxy form together with the certified power of attorney or authority (if any) must be delivered to the Company or the Company's H share registrar, HKSCC Registrars Limited at 2/F, Vicwood Plaza, 199 Des Voeux Road, Central Hong Kong, not less than 24 hours before the time of the meeting.

(3) Shareholders or their proxies shall produce their identity documents when attending the AGM.

(4) The register of Members of the Company will be closed from 16th May 2001 to 15th June 2001 (both days inclusive), during which period no transfer of the Company's H shares will be effected.

(5) Shareholders whose names appear on the register of members on 23rd May 2001 (Wednesday) are entitled to attend and vote at the meeting.

(6) In order to qualify for the final dividend, the shareholders of the Company's H shares should prepare all of the necessary transfer documentation for the distribution of the final dividend and lodge with HKSCC Registrars Limited by 4:00 p.m. 15th May 2001. A further notice will be made in relation to the share registration date, payment date and distribution arrangements for holders of A share.

(7) The AGM is not expected to take more than one day. The attending shareholders and proxies are responsible for their own travelling and accommodation expenses.

(8) Shareholders who intend to attend the meeting should complete and lodge the reply slip set out below and return it to the Company or the Company's H share registrar on or before 1st June 2001. The reply slip may be delivered by hand, by post, by fax to the Company on *86-20-81676408 or to the Company's H shares registrar, HKSCC Registrars Limited (852-*25790085). Completion and return of the reply slip shall not affect the right to attend the meeting pursuant to note 5 above.

(9) The Board recommends the 2000 final dividend of Rmb0.03 per share.

(10) The Board proposes the maximum aggregate amount of emoluments payable to the Directors of the Company for the coming year be Rmb1,370,000.

(11) The Supervisory Committee of the Company proposes the maximum aggregate amount of emoluments payable to the Supervisors of the Company for the coming year be Rmb250,000.

02 APR -2


GPC
廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting ("AGM") of Guangzhou Pharmaceutical Company Limited (the "Company") for the year 2000 will be held on 15th June 2001, at 9:00 a.m. in the conference room of the Company's premises at 45 Sha Mian North Street, Guangzhou, Guangdong Province, the People's Republic of China to deal with the following matters:

A) By way of ordinary resolutions:

(1) To consider and approve the directors' report for the year 2000.

(2) To consider and approve the report of the Supervisory Committee for the year 2000.

(3) To consider and approve the audited accounts of the Company for the year 2000.

(4) To consider and approve the auditors' report for the year 2000.

(5) To re-appoint the retiring auditors and international auditors, Guangzhou Yangcheng Certified Public Accountants Co Ltd and PricewaterhouseCoopers respectively, and to authorize the Board of directors of the Company (the "board") to determine their remuneration.

(6) To consider and approve the resolution of profit distribution and dividend payment for the year.

(7) To authorize the Board to determine the aggregate amount of emoluments to be paid to Directors in year 2001.

(8) To authorize the Board to determine the aggregate amount of emoluments to be paid to Supervisors in year 2001.

B) By way of special resolutions:

To consider and approve the following proposal and granting mandate to the Board to allot and issue new shares:

(a) subject to paragraphs c) and d) and pursuant to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (as amended from time to time) and the Company Law of the People's Republic of China ("PRC") and other relevant regulations, the exercise by the Board of all the powers of the Company to allot and issue new shares, either separately or concurrently during the Relevant Period and the exercise of powers by the board to determine the terms and conditions for the allotment and issue of new shares including the following terms are hereby generally and unconditionally approved:

(1) class and quantity of new shares to be issued;

(2) issue price of the new shares;

(3) the starting and closing time for the issue;

(4) class and quantity of the new shares to be issued to existing shareholders; and

(5) the making or granting of offers, agreements and options which might require the exercise of such powers.

(b) The approval in paragraph (a) shall authorize the Board during the Relevant Period to make grant offers, agreements and options which would or might be exercised after the end of the Relevant Period.

(c) The aggregate nominal amount of overseas listed foreign shares and domestic shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph a), otherwise than pursuant to issue of shares by conversion of the statutory surplus reserve into capital in accordance with the Company Law of the PRC and the Articles of Association of the Company (the "Articles") and other relevant regulations, shall not exceed twenty per cent (20%) of each of the existing overseas listed foreign shares and domestic shares of the company.

(d) The Board has

(1) to comply with the Company Law of the PRC and other relevant regulations and the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (as amended from time to time) and:

(2) to obtain the approval of the China Securities Regulatory Commission upon the exercise of the powers pursuant to paragraph a) above.

(e) For the purpose of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) twelve months from the date of passing this resolution;

(2) the conclusion of the next annual general meeting of the company; and

(3) the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meetings.

(f) The Board, subject to the approval of the relevant authorities and in accordance with the Company Law of the PRC, be authorized to increase the registered share capital of the Company to the respective amount upon the exercise of the powers pursuant to paragraph a) above, provided that the registered share capital shall not exceed Rmb973,080,000.

(g) Subject to the approval of the relevant PRC authorities, the Board be authorized to make appropriate and necessary amendments to the Articles (including Article 18 and Article 21) to reflect the alteration of the share capital of the Company pursuant to this mandate.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 20 April 2001

Notes:

(1) Each shareholder is entitled to attend the meeting mentioned above and is entitled to appoint in written form one or more proxies to attend and vote at the AGM on his/her behalf. A proxy need not be a member of the Company. Shareholders or their proxies are entitled to attend the AGM and vote.

(2) To be valid, the proxy form together with the certified power of attorney or authority (if any) must be delivered to the Company or the Company's H share registrar, HKSCC Registrars Limited at 2/F, Vicwood Plaza. 199 Des Voeux Road, Central Hong Kong, not less than 24 hours before the time of the meeting.

(3) Shareholders or their proxies shall produce their identity documents when attending the AGM.

(4) The register of Members of the Company will be closed from 16th May 2001 to 15th June 2001 (both days inclusive), during which period no transfer of the Company's H shares will be effected.

(5) Shareholders whose names appear on the register of members on 23rd May 2001 (Wednesday) are entitled to attend and vote at the meeting.

(6) In order to qualify for the final dividend, the shareholders of the Company's H shares should prepare all of the necessary transfer documentation for the distribution of the final dividend and lodge with HKSCC Registrars Limited by 4:00 p.m. 15th May 2001. A further notice will be made in relation to the share registration date, payment date and distribution arrangements for holders of A share.

(7) The AGM is not expected to take more than one day. The attending shareholders and proxies are responsible for their own travelling and accommodation expenses.

(8) Shareholders who intend to attend the meeting should complete and lodge the reply slip set out below and return it to the Company or the Company's H share registrar on or before 1st June 2001. The reply slip may be delivered by hand, by post, by fax to the Company on 86-20-81876408 or to the Company's H shares registrar, HKSCC Registrars Limited (852-25790085). Completion and return of the reply slip shall not affect the right to attend the meeting pursuant to note 5 above.

(9) The Board recommends the 2000 final dividend of Rmb0.03 per share.

(10) The Board proposes the maximum aggregate amount of emoluments payable to the Directors of the Company for the coming year be Rmb1,370,000.

(11) The Supervisory Committee of the Company proposes the maximum aggregate amount of emoluments payable to the Supervisors of the Company for the coming year be Rmb250,000.

Please also refer to the published version of this announcement in the i-Mail.

廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited
（在中華人民共和國成立的股份有限公司）

股東周年大會通告

茲通告廣州藥業股份有限公司（「公司」）謹訂於二零零一年六月十五日星期五上午九時正在公司所在地中國廣東省廣州市沙面北街四十五號舉行二零零零年度股東周年大會（「本股東周年大會」），籍以處理以下事項：

A 以普通決議案的方式：

1 審議通過公司二零零零年度董事會報告書。

2 審議通過公司二零零零年度監事會工作報告。

3 審議通過公司二零零零年度經審核的財務報告。

4 審議通過年度末的核數師報告。

5 續聘任期屆滿的公司核數師（廣州羊城會計師事務所有限公司）及國際核數師（羅兵咸永道會計師事務所），並授權公司董事會（「董事會」）決定其酬金。

6 審議通過公司年度末之利潤分配及派息方案。

7 審議通過授權董事會決定二零零一年度公司董事服務報酬總金額。

8 審議通過授權董事會決定二零零一年度公司監事服務報酬總金額。

B 以特別決議案的方式：

審議通過以下有關授權董事以配發及發行新股份的建議。

a) 在 c)段及 d)段的規限下，根據香港聯合交易所有限公司證券上市規則（不時經修訂）及中華人民共和國（「中國」）公司法，一般及無條件批准公司董事行使公司的一切權力，於有關期間內個別或共同配發或發行新股份，及董事行使權力決定配發或發行新股份的條款及條件（包括以下條款）：

1） 將予發行的新股份的類別及數目；

2） 新股份的發行價；

3） 開始及結束發行的日期；

4） 將予發行予現有股東的新股份的類別及數目；及

5） 作出或授予可能需要行使該等權力的售股建議、協定及購股權。

b) a)段所述的批准授權公司董事於有關期間內作出或授予需要或可能需要於有關期間結束後行使該等權力的售股建議、協定及購股權。

c) 公司董事根據 a)段所述的批准配發或有條件或無條件同意配發（不論是否根據購股權或以其他方式配發）的境外上市外資股及內資股的面值總額（不包括根據中國公司法及公司的公司章程以法定公積金化作資本的方式發行的股份）分別不得超過公司現已發行境外上市外資股及內資股的百分之二十（20%）。

d) 於根據上文 a)段行使權力時，公司董事必須 1）遵守中國公司法及香港聯合交易所有限公司證券上市規則（不時經修訂）及 2）取得中國證券監督管理委員會的批准。

e) 就本決議而言：

「有關期間」乃指本決議案獲通過之日起至下列三者中較早的日期止的期間：

1） 本決議案獲通過之日後十二個月；

2） 公司下屆股東周年大會結束時；及

3） 股東於股東大會上通過特別決議案撤回或修訂本決議案所述授權之日。

f) 在中國有關部門批准的規限下及根據中國公司法，授權公司董事於根據上文 a)段行使權力時分別將公司的註冊資本增加至所需的數額，唯註冊資本不得超過人民幣 973,080,000 元。

g) 在中國有關部門批准的規限下，授權董事會對公司的公司章程（包括第十八條及第二十一條）作出適當及必要的修訂，以反映公司資本根據此項授權而產生的變動。

承董事會命
公司秘書
何舒華

中國廣州，二零零一年四月二十日

附註：

1 凡有權出席會議並表決的股東有權以書面方式委任一位或數位股東代理人出席，並在投票表決時代其投票，受委託的代理人毋須爲公司股東。股東或股東代理人享有出席權及表決權。

2 股東的代理人委託書連同經過公證之授權書或其他授權文件（指如有而言），最遲須於會議召開二十四小時前送達公司之法定地址或對 H 股股東亦可交回本公司之香港過戶登記處—香港中央結算（證券登記）有限公司（地址：香港中環德輔道中一九九號維德廣場二樓），方爲有效。

3 股東或股東代理人出席會議時，應出示本人身份證明。

4 由二零零一年五月十六日星期三起至二零零一年六月十五日星期五止（包括首尾兩天），公司將暫停辦理 H 股股東股份過戶登記手續。

5 於二零零一年五月二十三日星期三下午收市後登記在冊的股東有權出席會議並表決。

6 持有公司 H 股股份之股東，如欲獲派二零零零年末期股息者，須將一切過戶文件連同有關股票於二零零一年五月十五日下午四時前送往公司之香港過戶登記處辦理過戶登記手續。A 股股東的股權登記日、股息派發日及派發方式另行公告。

7 預期會議會期不超過一天，股東往返及食宿費自理。

8 擬出席會議的股東應填妥「回條」並在二零零一年六月一日以前將「回條」送達本公司或本公司之香港過戶登記處，回條可採用來人、來函或傳真方式送達。公司傳真號碼爲：（8620）81876408；公司之香港過戶登記處傳真號碼爲：（852）25790085。填妥及送達「回條」將不影響依附註 5 有權出席會議之股東出席會議之權利。

9　董事會建議派發之二零零零年度末期股息爲每股人民幣 0.03 元。

10　董事會建議二零零一年度之公司董事服務報酬總金額爲人民幣 137 萬元。

11　監事會建議二零零一年度之公司監事服務報酬總金額爲人民幣 25 萬元。

請同時參閱本公布於經濟日報刊登的內容。

廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

GUANGZHOU PHARMACEUTICAL COMPANY LIMITED

(a joint stock company established in the People's Republic of China with limited liability)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE 2000 ANNUAL GENERAL MEETING

Guangzhou Pharmaceutical Company Limited (the "Company") announces the resolutions passed at the 2000 annual general meeting (the "AGM") held on 15th June, 2001 in the conference room of the Company's premises at 2nd Floor, 45 Sha Mian North Street, Guangzhou Province, the People's Republic of China (the "PRC"). In accordance with the articles of association of the Company and the relevant laws and regulations in the PRC, adequate number of shareholders of the Company (the "Shareholders") or their proxies attended the AGM.

The following ordinary resolutions and a special resolution were passed at the AGM after consideration by the Shareholders: —

A) The following resolutions were passed as ordinary resolutions at the AGM:

1. to approve the directors' report for the year 2000;
2. to approve the report of the Supervisory Committee for the year 2000;
3. to approve the audited accounts of the Company for the year 2000;
4. to approve the auditors' report for the year 2000;
5. to approve the re-appointment of the retiring auditors and international auditors, Guangzhou Yangcheng Certified Public Accountants Co. Ltd. and PricewaterhouseCoopers respectively, and to authorize the board of directors of the Company (the "Board") to determine their remunerations;
6. to approve the resolution of profit distribution and dividend payment for the year.

   The dividend for the year 2000 to be distributed by the Company would be Rmb0.05 per share, including the distributed interim dividend of Rmb0.02 per share which amounted to Rmb14,658,000. Based on the total number of shares of 810,900,000 in issue (including the A shares), the final dividend would be Rmb0.03 per share (including withholding tax for A share), which amounted to Rmb24,327,000. Together with the interim dividend paid, the total dividends for the year 2000 amounted to Rmb38,985,000. The profit available for distribution after the interim dividend is Rmb11,475,000. The insufficient amount for distribution would be covered by the discretionary surplus fund.
7. to authorize the Board to determine the amount of emoluments to be paid to directors of the Company for the year 2001. The aggregate amount of the emoluments would not exceed Rmb1.37 million; and
8. to authorize the Board to determine the amount of emoluments to be paid to supervisors of the Company for the year 2001. The aggregate amount of the emoluments would not exceed Rmb0.25 million.

B) The following resolution was passed as a special resolution at the AGM:
to approve the proposal and granting the mandate to the Board to allot and issue new shares in accordance with the relevant requirements and within the relevant period and to approve the Board to make appropriate and necessary amendments to the articles of association of the Company and to carry out the related registration procedures for the amendments.

The AGM was witnessed by the designated lawyer of Z & T Law Firm. Z & T Law Firm also issued its legal opinion confirming that the calling and convening procedures of the AGM complied with the provisions of the PRC Company Law and the articles of association of the Company; the qualifications of the attendees were found to be legally valid; no new resolution had been proposed at the AGM; the voting procedures complied with the provisions of laws, regulations and the articles of association of the Company; and all the resolutions passed at the AGM were are found to be legally valid.

By the order of the Board
Guangzhou Pharmaceutical Company Limited
He Shuhua
Company Secretary

Guangzhou, the PRC, 15th June, 2001

02 APR -2 AM 8:10

日期Date :June 18, 2001
報刊Publication Hong Kong Economic Times
版面Page :A 30
流量Circulation :81,323



GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(在中華人民共和國註冊成立之股份有限公司)

二零零零年度股東周年大會決議公告

廣州藥業股份有限公司(「本公司」)二零零零年股東周年大會(「股東大會」)於二零零一年六月十五日上午九時在中國廣東省廣州市沙面北街45號二樓會議室舉行，與會股東及股東授權代表符合《中華人民共和國公司法》及本公司章程對召開股東大會的規定。

會議經過討論審議，並以記名投票表決的方式形成如下決議：

一、以普通決議案方式：

1、 批准本公司二零零零年度董事會報告；

2、 批准本公司二零零零年度監事會工作報告；

3、 批准本公司二零零零年度經審核的財務報告；

4、 批准本公司年度末的核數師報告；

5、 批准續聘任期屆滿的公司核數師(羊城會計師事務所)及國際核數師(羅兵咸永道會計師事務所)，並授權董事會決定其酬金；

6、 批准本公司二零零零年度利潤分配及派息方案：

本公司派發二零零零年全年股息為每股人民幣0.05元。其中，包括中期股息已按每股人民幣0.02元派息人民幣14,658,000元。末期股息按增發A股後的總股本81,090萬股計算，每股人民幣0.03元(A股含稅)派息人民幣24,327,000元。全年共派發人民幣38,985,000元。未分配利潤派發人民幣11,475,000元，不足部分在留存的任意公積金中派發。

7、 通過授權董事會決定二零零一年度公司董事服務報酬，總金額不超過人民幣137萬元；及

8、 通過授權董事會決定二零零一年度公司監事服務報酬，總金額不超過人民幣25萬元。

二、以特別決議案方式：

授權董事會依照有關規定在有關期間內配發及發行新股份，並授權董事會據此對本公司章程作出及必要的修改和辦理有關的變更登記手續。

本次股東大會由廣東正平天成律師事務所委派律師見證，並出具了法律意見書，認為本公司二零零零年度股東周年大會的召集、召開程式符合《中華人民共和國公司法》和本公司章程的規定，出席會議人員的資格合法有效，本次股東大會未有股東提出新提案，會議表決程序符合法律、法規和公司章程的規定，本次股東大會通過的各項決議合法有效。

特此公告

承董事會命
廣州藥業股份有限公司
何舒華
公司秘書

中國廣州，二零零一年六月十五日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

Announcement

Resolutions of the fifth session of the second Board of Directors meeting

Summary

GPC held the fifth session of the second Board of Directors Meeting on 25th July, 2001 during which the resolutions relating to the appointment of three agents by GPC and its subsidiaries respectively to make investments in an aggregate amount of RMB95,000,000 were passed in the form of written resolutions.

Guangzhou Pharmaceutical Company Limited ("GPC") held the fifth session of the second Board of Directors meeting on 25th July, 2001 during which the resolutions relating to the appointment of agents to make investments were passed in the form of written resolutions. The details of the resolutions are as follows:

1. The appointment of China Southern Securities Co., Ltd. by GPC (the "Principal") as its agent to invest an entrusted amount of RMB30,000,000, which will be paid out of its internal resources, in government bonds and securities investments for a term commencing from 26th July, 2001 to 31st December, 2001 was approved. If the annual rate of return is less than or equivalent to 5% of the entrusted amount, the agent will not charge any assets management fee. If the annual rate of return exceeds 5% of the entrusted amount, the Principal shall pay a sum equivalent to 2.5% of the net assets value to the agent as annual management fee.

2. The appointment of Northeast Securities Co., Ltd. by Guangzhou Chen Li Ji Chinese Medicine Factory, a subsidiary of GPC, as its agent to manage an entrusted amount of RMB20,000,000, which will be paid out of its internal resources, for a term commencing from 26th July, 2001 to 26th July, 2002 was approved. If the annual rate of return is less than or equivalent to 10% of the entrusted amount, the agent will not charge any commission. If the annual rate of return exceeds 10% of the entrusted amount, the sum in excess thereof shall be fully paid to the agent as its commission.

3. The appointment of China Eagle Securities Co., Ltd. by Guangzhou Yangcheng Pharmaceutical Co. Ltd. and Guangzhou Pan Gao Shau Pharmaceutical Co. Ltd., each of which is a subsidiary of GPC, as their respective agent to invest an entrusted amount of RMB20,000,000 and RMB25,000,000 respectively in government bonds for a term commencing from 26th July, 2001 to 26 July, 2002 was approved. If the annual rate of return exceeds 3.2% of the respective entrusted amount, 50% of the sum in excess thereof shall be paid to the agent as commission.

Guangzhou Pharmaceutical Company Limited
Board of Directors

25th July, 2001

02 APR -2 AM 8:10

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

第二屆第五次董事會會議決議公告

摘要

廣州藥業於二零零一年七月二十五日召開第二屆第五次董事會會議，以書面表決的方式通過關於廣州藥業及其附屬公司分別委托三個受托方投資總數為人民幣9,500萬元的決議。

廣州藥業股份有限公司(「廣州藥業」)董事會於二零零一年七月二十五日召開第二屆第五次董事會會議，以書面表決的方式通過關於委托投資的決議，具體內容如下：

1. 廣州藥業以自有資金委托南方證券有限公司進行國債及證券投資，委托金額為人民幣3,000萬元，委托期限：2001年7月26日至2001年12月31日。當委托資產年收益率≦5%時，受托方不收資產管理費；資產年收益>5%時，委托方按資產淨值2.5%向受托方支付年管理費。

2. 廣州藥業附屬企業廣州陳李濟藥廠以自有資金委托東北證券有限公司進行資產管理，委托金額為人民幣2,000萬元，委托期限：2001年7月26日至2002年7月26日。當委托資產年收益率小於或等於10%時，受托方不計提業績報酬，超過10%以上的全部收益作為業績報酬。

3. 廣州藥業附屬企業廣州羊城藥業股份有限公司和廣州潘高壽藥業股份有限公司委托大鵬證券有限公司進行國債投資，委托金額分別為人民幣2,000萬元和人民幣2,500萬元，委托期限：2001年7月26日至2002年7月26日。當年收益率大於3.2%時，超過3.2%部分的50%為受托方的業績報酬。

廣州藥業股份有限公司
董事會

2001年7月25日

Listed Companies News

02 APR -2 AM 8:10

GUANGZHOU PHAR<0874> - Results Announcement (Summary)

Guangzhou Pharmaceutical Company Limited announced on 17/8/2001:
(stock code: 874)

Please refer to the press announcement for the details of the audit committee's review report on the interim financial statement, to be issued by the Company on 20/8/2001.

Year end date: 31/12/2001
Currency: RMB

		(Unaudited) Current Period from 1/1/2001 to 30/6/2001 ('000)	(Unaudited) Last Corresponding Period from 1/1/2000 to 30/6/2000 ('000)
Turnover	:	2,644,971	2,150,903
Profit/(Loss) from Operations	:	126,802	129,327
Finance cost	:	(18,843)	(17,482)
Share of Profit/(Loss) of Associates	:	286	471
Share of Profit/(Loss) of Jointly Controlled Entities	:	(666)	(539)
Profit/(Loss) after Tax & MI	:	52,063	78,392
% Change over Last Period	:	-33.59%	
EPS/(LPS)-Basic	:	RMB0.0645	RMB0.1070
-Diluted	:	-	-
Extraordinary (ETD) Gain/(Loss)	:	-	-
Profit/(Loss) after ETD Items	:	52,063	78,392
Interim Dividend per H Share	:	NIL	RMB0.02
(Specify if with other options)	:	-	-
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remark:

Profit from operations was previously reported as RMB111,845,000. The change is due to change of format of current year form, which states the profit from operations as before finance cost; while in last period, Profit from operations was net of finance cost.

上市公司訊息

廣州藥業股份<0874> - 業績公告（摘要）

廣州藥業股份有限公司於17/8/2001公布:
(證券代號: 874)

有關本公司的審核委員會審閱中期報告的詳情,請參閱本公司將於20/8/2001所發出的報章公告。

年度: 31/12/2001
貨幣: 人民幣

		(未經審核) 本期間 由 1/1/2001 至 30/6/2001 (千)	(未經審核) 上一段相應期間 由 1/1/2000 至 30/6/2000 (千)
營業額	:	2,644,971	2,150,903
經營溢利/(虧損)	:	126,802	129,327
財務費用	:	(18,843)	(17,482)
應佔聯營公司之溢利/(虧損)	:	286	471
應佔共同控制個體之溢利/(虧損)	:	(666)	(539)
扣除稅項及少數股東權益後之溢利/(虧損)	:	52,063	78,392
相對上期之百分比增減	:	-33.59%	
每股盈利/(每股虧損) — 基本	:	人民幣0.0645元	人民幣0.1070元
— 攤薄	:	-	-
非經常性收益/(虧損)	:	-	-
扣除非經常性項目後之溢利/(虧損)	:	52,063	78,392
中期股息 (每H股)	:	無	人民幣0.02元
(如有其他形式可供選擇, 請註明)	:	-	-
中期股息之截止過戶日期	:	不適用	
股息應付日期	:	不適用	
(-)股東大會之截止過戶日期	:	不適用	
本期間之其他分派	:	不適用	
其他分派之截止過戶日期	:	不適用	

有關業績的備註, 請參閱英文版業績公告。

In compliance with the Listing Rules, the Company will publish all the informatin contained in the interim report 2001 on the website of The Stock Exchange of Hong Kong Limited by 30 September 2001.

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

02 APR -2 AM 8:21

Announcement in relation to resolutions passed at the sixth session of the second Board of Directors' meeting

Guangzhou Pharmaceutical Company Limited (the "Company") held the sixth session of the second Board of Directors' meeting on 17th August, 2001 in the conference room on the 2nd Floor of the Company. There were 9 eligible directors and 5 of them attended the meeting. The meeting was chaired by Mr. Cai Zhixiang, the Chairman of the Company. The supervisors and the senior management of the Company were present at the meeting. It has complied with the requirements of the Company Act and the articles of association of the Company. The following resolutions were approved unanimously by the directors who attended the meeting by way of voting after thorough discussions at the meeting:

1. the interim report of the Company for the year 2001 was considered and approved;

2. the unaudited financial report of the Company for the year 2001 and the profit distribution scheme were considered and approved;

   According to PRC accounting rules and regulations, the Group's turnover for the six months ended 30 June 2001 was approximately Rmb2,644,971,000; profit before taxation amounted to approximately Rmb151,853,000; net profit amounted to approximately Rmb90,764,000. According to HKGAAP, the Group's consolidated turnover from principal activities for the six months ended 30 June 2001 was approximately Rmb2,644,971,000; profit before taxation amounted to approximately Rmb107,579,000; net profit amounted to approximately Rmb52,063,000.

According to the development requirement of the Company, the Company resolved not to distribute its profit nor recommended the payment of an interim dividend for the year 2001 in order to use the interim profit to compensate for the undistributed loss incurred at the beginning of the period.

3. the resolution relating to the Company's adoption of the Accounting Regulations for Enterprises, the charge of such impairment charges as impairment of fixed assets and the establishment of the corresponding systems for internal supervision was considered and approved;

   According to the notice Cai Hui [2000] No. 25 issued by the Ministry of Finance, the Company has adopted the Accounting Regulations for Enterprises since 1st January, 2001, and has charged impairment charges for fixed assets, construction in progress, intangible assets and designated loans commencing from the second half of 2001. In the meantime, the Company has established and improved the corresponding system for internal supervision.

4. the resolution of the implementation of long-term incentive system of the Company was considered and approved;

   The Company will implement a share incentive system in the form of issuance of "performance shares". The performance target of the Company is fixed at 12% of its net asset to profit ratio. When the ratio is achieved, not more than 6% of the profit of the Company for the current finance year will be allocated as incentive fund which is stated in operating cost. The share incentive is commensurate with the performance assessment of the Company and position appraisal. An emolument committee under the board of directors will be set up particularly responsible for managing of the share incentive and appraisal system.

5. the holding of the first extraordinary general meeting in 2001 for the purpose of considering, inter alia, the resolutions relating to the Company's implementation of a long-term incentive mechanism, the time for the holding of the first extraordinary general meeting in 2001 and the announcement of the relevant matter were considered and approved.

Guangzhou Pharmaceutical Company Limited
Board of Directors

17th August, 2001

本公司將按香港聯合交易所要求，於二零零一年九月三十日前在該交易所網頁公佈二零零一年中報資料。

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

（於中華人民共和國成立之股份有限公司）

第二屆第六次董事會會議決議公告

廣州藥業股份有限公司(以下簡稱本公司)第二屆第六次董事會會議於 2001 年 8 月 17 日在本公司二樓會議室召開，會議應到董事 9 人，實到董事 5 人。董事長蔡志祥先生主持了會議；本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過會議充分討論，到會董事一致表決同意，並形成以下決議：

1、 審議通過本公司二零零一年中期報告；

2、 審議通過本公司二零零一年中期未經審核的財務報告及利潤分配方案；

按中國會計准則計算,截至二零零一年六月三十日止六個月期間，本集團的營業額約爲 2,644,971 千元，除稅前盈利約爲 151,853 千元，淨利潤約爲 90,764 千元。按香港普遍採納之會計原則計算，截至二零零一年六月三十日止六個月期間，本集團營業額約爲 2,644,971 千元，除稅前盈利約爲 107,579 千元，淨利潤約爲 52,063 千元。

根據本公司發展需要，中期利潤除彌補期初未分配利潤負數外，不再進行利潤分配，不派發 2001 年中期股息。

3、 審議通過本公司執行《企業會計制度》提取固定資產等四項減值準備及建立相應內部控制制度的議案；

根據財政部財會[2000]25 號文通知，公司自 2001 年 1 月 1 日起執行《企業會計制度》，並從二零零一年中期開始增加計提固定資產、在建工程、無形資產和委託貸款四項減值準備，同時建立和健全相應的內部控制制度。

4、 審議通過本公司實施長期激勵機制的議案；

公司實施「業績股票」形式的股權激勵制度，設定公司的業績目標爲淨資產利潤率達到 12%，在此情況下按照不高於公司當年利潤的 6%提取激勵基金進行獎勵。激勵基金在當年的經營成本中列支。股權激勵和公司董事會下設專門機構-薪酬委員會負責公司股權激勵和考核的管理。

5、 審議通過召開二零零一年第一次臨時股東大會藉以審議包括本公司實施長期激勵機制在內的各項議案；召開二零零一年第一次臨時股東大會的具體時間及有關事項另行公告。

廣州藥業股份有限公司
董事會

二零零一年八月十七日

02 APR -2 AM 8:2

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

Announcement in relation to resolutions passed at the third session of the second Supervisory Committee's meeting

Guangzhou Pharmaceutical Company Limited (the "Company") held the third session of the second Supervisory Committee on 17th August, 2001 in the conference room on the 2nd Floor of the Company. The meeting was chaired by Mr. Chen Canying, the Chairman of the Supervisory Committee. All the members of the Supervisory Committee attended the meeting, and has complied with the Company Act and the articles of association of the Company. Upon consideration and voting at the meeting, the following matters were passed:

1. the interim report of the Company for the year 2001 was considered and approved;

2. the unaudited financial report of the Company for the year 2000 and the profit distribution scheme were considered and approved;

3. the resolution of the Company's adoption of the Accounting Regulations for Enterprises and the charge of such impairment charges as impairment of fixed assets was considered and approved;

4. the resolution of the implementation of long-term incentive system of the Company was considered and approved;

5. the holding of the first extraordinary general meeting in 2001 for the purpose of, inter alia, considering the resolutions relating to the implementation of a long-term incentive mechanism, the time for the holding of the first extraordinary general meeting in 2001 and the announcement of the relevant matters were considered and approved.

Guangzhou Pharmaceutical Company Limited
Supervisory Committee

17th August, 2001

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

（於中華人民共和國成立之股份有限公司）

第二屆第三次監事會會議決議公告

廣州藥業股份有限公司(以下簡稱本公司)第二屆第三次監事會會議於二零零一年八月十七日在本公司二樓會議室召開。監事會主席陳燦英先生主持了會議，會議全體監事出席了會議，符合《公司法》及本公司《章程》之規定。經過會議審議表決，通過了如下事項：

1、 審議通過本公司二零零一年中期報告；

2、 審議通過本公司二零零一年中期未經審核的財務報告及利潤分配方案；

3、 審議通過本公司執行《企業會計制度》提取固定資產等四項減值準備的議案；

4、 審議通過本公司實施長期激勵機制的方案；

5、 審議通過召開二零零一年第一次臨時股東大會藉以審議包括本公司實施長期激勵機制在內的各項議案；

廣州藥業股份有限公司
監事會

二零零一年八月十七日

FileName:LTN20010820013_C.doc Date:02/02/06

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China with limited liability)

ANNOUNCEMENT OF 2001 INTERIM RESULTS

Important notice: The Board of Directors (the "Board") severally and jointly accepts full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and warrants that there are no material omissions from, or misrepresentations or misleading statements contained in this interim report. The interim financial reports are unaudited.

I. COMPANY PROFILE

1. Legal name
Chinese name: 廣州葯業股份有限公司
Chinese abbreviation: 廣州葯業
English name: Guangzhou Pharmaceutical Company Limited (the "Company")
English abbreviation: GPC

2. Registered office addresses:
The People's Republic of China (the "PRC") registered office address:
45 Sha Mian North Street,
Guangzhou city,
Guangdong Province, PRC
Post code: 510130
Telephone: (8620) 81218103
Fax: (8620) 81876408
Website:http://www.gzphar.com
E-mail: sec@gpc.com.cn
Principal business address in Hong Kong: Room 2005, 20th Floor,
Tower Two, Lippo Center,
89 Queen's way Road, Hong Kong

3. Legal representative: Cai Zhixiang

4. Company Secretary

Name: He Shuhua

Address: 45 Sha Mian North Street,
Guangzhou city,
Guangdong Province, PRC

Telephone: (8620) 81218117

Fax: (8620) 81876408

E-mail: hesh@ghc.com.cn

5. Newspapers designated by the Shanghai

Securities Daily,

Company to disclose information: China

Securities

Hong Kong Economic Daily

Hong Kong iMail

6. Internet website publishing interim report designated by:

The China Securities Regulatory Committeehttp://www.sse.com.cn

The Hong Kong Stock Exchange

http://www.hkex.com.hk

7. Place where the interim report is

Company Secretary Office

available for inspection: Guangzhou

Pharmaceutical Co Ltd

2nd Floor, 45 Sha Mian North Street,
Guangzhou city,
Guangdong Province, PRC

8. Place of listing of shares and trading codes: A shares

Shanghai Stock Exchange

Stock code: 600332

Stock name: GZ Phar.

H shares
The Stock Exchange of
Hong Kong Limited
Stock code: 0874
Stock name: GZ Phar.

II. Principal financial data and financial indicators

1. Principal financial indicators prepared in accordance with PRC accounting rules and regulations:

	Unaudited		Adjusted, Unaudited
	Six months ended 30 June	Six months ended 30 June	Year ended 31 December
	2001	2000	2000
	Rmb'000	Rmb'000	Rmb'000
Income from principal operations	2,644,971	2,156,087	4,222,857
Net profit	90,764	81,356	141,437
Net profit after deducting non-operating items	92,758	85,502	126,529
Earnings per share (diluted)	0.1119	0.111	0.1622
Earnings per share (weighted average)	0.1138	0.111	0.1622
Return on net assets	4.21%	5.8%	10.08%
Net cash inflow from operating activities per share	0.062	0.274	0.39

	Unaudited		Adjusted, Unaudited Year ended
	At 30 June	at 30 June	31 December
	2001	2000	2000
	Rmb'000	Rmb'000	Rmb'000

Total Assets	3,797,261	3,028,612	3,011,072
Gearing ratio	40.60%	49.18%	52.79%
Shareholders' equity (before minority interests)	2,155,914	1,403,206	1,326,778
Net assets per share	2.66	1.91	1.64
Adjusted net assets per share	2.51	1.73	1.68

Note:

1. The above financial data and indicators are based on consolidated accounts. The comparative figures of 2000 have been restated in accordance with "Accounting Regulations for Enterprises" and new accounting rules.

2. Non operating items included:

	(Rmb'000)
Non-operating income	3,165
Non-operating expenses	5,490
Subsidies income	332

2. Summary of profit and loss accounts prepared in accordance with PRC accounting rules and regulations:

	Return on net assets (%)		Earnings per share	
Profit during the reporting period	**fully diluted**	**weighted average**	**fully diluted**	**weighted average**
Net profit	4.21	4.57	0.1119	0.1138

3. Extracted from the accounts prepared in accordance with accounting principles generally accepted in Hong Kong (the "HK GAAP"):

	Unaudited six months ended 30 June 2001 Rmb'000	**Unaudited six months ended 30 June 2000 Rmb'000**

Profit and loss account

Turnover	2,644,971	2,150,903
Profit before taxation	107,579	111,777
Taxation	54,194	27,166
Profit after taxation	53,385	84,611
Minority interests	1,322	6,219
Net profit	52,063	78,392

	Unaudited As at 30 June 2001 Rmb'000	**As at 31 December 2000 Rmb'000**
Balance Sheet		
Total assets	3,986,173	3,256,426
Total liabilities (including minority interests)	1,621,548	1,657,609
Net assets	2,364,625	1,598,817
Gearing ratio *	40.68%	50.90%

* Gearing ratio is computed based on: Total liabilities / Total assets x 100%

4. Reconciliation of interim profit after taxation according to PRC accounting rules and regulations and HK GAAP

	Unaudited RMB'000
Net profit under PRC accounting rules and regulations	90,764
Amortisation of deferred expenditure capitalised	(5,224)
Additional depreciation on revalued fixed assets	(722)
Overprovision of research and development costs	9,003
Bad debt provision written back	4,504
Government subsidies recognised as income	300
Impairment of fixed assets and construction in progress recognised as current period charges	(50,277)
Prepaid expenses written off	(1,935)
Difference in minority interests	5,650

Net profit under HK GAAP 52,063

III. CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

1. Change in share capital

		Before this change	Changes (+,-) New issues	After this change
A.	Unlisted shares			
1.	Initiators' shares including:			
	State-owned shares	513,000,000	-	513,000,000
	Total unlisted shares	513,000,000	-	513,000,000
B.	Listed shares			
1.	RMB ordinary shares	-	78,000,000	78,000,000
2.	Foreign shares listed outside the PRC (H shares)	219,900,000	-	219,900,000
	Total listed shares	219,900,000	78,000,000	297,900,000
C.	Total Shares	732,000,000	78,000,000	810,900,000

Note: During the reporting period, the number of shares in issue on 30 June 2001 has been increased from 732,900,000 shares to 810,900,000 shares at the beginning of the period, as a result of the issue of 78,000,000 A shares in the PRC on 10 January 2001. The percentage of the State shares to total shares in issue has decreased from 70% to 63.26%. The percentage of listed shares to total shares in issue has been increased from 30% to 36.74%.

2. Major shareholders

As at 30 June 2001, the top ten major shareholders of the Company were as follows:

Shareholders	Type of shares	Share holding (shares)	Percentage (%)
GZPHL	State-owned shares	513,000,000	63.26
HKSCC Nominees Limited	H Shares	218,485,000	26.94
HSBC Nominees (Hong Kong) Limited	H Shares	800,000	0.099
Wang Bao Guo	H Shares	250,000	0.031
Xing He Fund	A Shares	216,890	0.027
Xing Ye Securities	A Shares	210,260	0.026
Yao Yunfeng	A Shares	200,000	0.025
Deng Dakai	A Shares	183,500	0.023
Li Juguang	A Shares	180,071	0.022
De Jing Department Store	A Shares	160,600	0.020
Chen Meilan	A Shares	144,201	0.018

Note: (1) Guangzhou Pharmaceutical Holdings Limited ("GZPHL") holds the State shares on behalf of the State. The shareholding by GZPHL has not changed during the reporting period. The shares held by GZPHL are not pledged as collateral. The top ten shareholders are not connected.

(2) As notified by HKSCC Nominees Limited, the following company was holding more than 10% of the H shares issued by Company as at 29 June 2001.

Name of shareholder	Number of shares held	% of total issued H shares
The Hong Kong and Shanghai Banking Corporation Limited	31,513,000	14.33%
Guotai Junan Securities (Hong Kong) Company Limited	27,078,000	12.31%

IV. BUSINESS REVIEW AND PROSPECTS

(Unless otherwise stated, financial data contained herebelow is extracted from the accounts prepared by the the Company and its subsidiaries (the "Group") in accordance with PRC accounting rules and regulations).

Scope of business

The Group are principally engaged in (1) the manufacture and sale of Chinese patent medicine and (2) the wholesales, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus.

1. Company's operation during the reporting period

According to PRC accounting rules and regulations, the Group's consolidated turnover from principal activities for the six months ended 30 June 2001 was about Rmb2,644,971,000, representing an increase of 22.67% over that of last year. Profit before taxation amounted to about Rmb151,853,000, representing an increase of 34.01% over that of 2000. Net profit amounted to about Rmb90,764,000, representing an increase of 11.56% over that of 2000.

According to HK GAAP, the Group's consolidated turnover from principal activities for the six months ended 30 June 2001 was about Rmb2,644,971,000 representing an increase of 22.97% over that of last year. Profit before taxation amounted to about Rmb107,579,000, representing a decrease of 3.76% over that of 2000. Net profits amounted to about Rmb52,063,000, representing a decrease of 33.59% over that of 2000.

With the approval of the Board, effective 1 January 2001, the Group adopted the "Accounting Regulations for Enterprises" issued by the Ministry of Finance which contributed to certain changes in the Group's existing accounting policies, namely impairment of fixed assets and construction in progress. The total impairment charges for the six months ended 30 June 2001 amounted to about Rmb50,277,000. Although such charges are qualified for prior year adjustments pursuant to Caihui [2001] 17 issued by the Ministry of Finance, they are not considered as change in accounting policies under HK GAAP. Accordingly, the impairment loss were charged to the profit and loss account prepared under HK GAAP for the six months ended 30 June 2001. This attributed to the decrease in profit before taxation and net profit prepared under HKGAAP.

Changes in the tax rate of enterprise income tax also attributed to the decrease in the net profit. Details of local tax privilege are set out in the section of "Disclosure of significant events".

During the first half of year 2001, the Group's manufacturing operations contributed to the Group's turnover and profit before taxation of about 31.81% and about 68.19%. The Group's trading operations contributed to the Group's turnover and profit before taxation of about 74.62% and about 25.38%.

(1) CPM manufacturing business (the "manufacturing operations")

According to PRC accounting rules and regulations, turnover of the Group's manufacturing operations in the first half of 2001 was about Rmb841,457,000, representing an increase of 21.03% over that of 2000. Profit before taxation of the manufacturing operations was about Rmb113,311,000, representing an increase of 38.08% over that of 2000. According to HK GAAP, turnover was about Rmb841,457,000, representing an increase of 21.52% over that of 2000. Profit before taxation was about Rmb82,168,000, representing an increase of 13.32% over that of 2000.

The manufacturing operations focused on expanding the market share within and outside Guangdong province by strengthening its advertising campaigns in hospitals and retailing stores, reorganising the distributors, developing a marketing information network and improving the market analysis work. Other than continuously developing markets for the Company's major products such as Xiao Ke Wan, Xiashangju, Huatuo Zaizao Pills, etc., the manufacturing operations also explored the potential of certain second-line products such as Qing Re Xiao Yan Ning, Biyan Qingdu Granule, etc. Furthermore, the Group has implemented procedures to allow co-operation between the manufacturing and trading operations. This helped the group to improve its resources utilisation rate and enhance the sales of Wu Ji Bai Feng Wan and Chuanbei Pipa Oral Liquid.

In the first half of 2001, there was a considerable increase in the sales of major products like Xiao Ke Wan, Huatuo Zaizao Pills, Xiashangju, Wu Ji Bai Feng Wan, Wang Lao Ji Heat-clearing Tea Granules and Zhui Feng Tou Gu Wan. The sales of Huatuo Zaizao Pills also increased considerably in the Eastern European market. This improvement contributed to the increase in the sales revenue of the manufacturing operations.

As a result of strengthening the cost controls of the manufacturing operations, during the reporting period, the unit cost of certain major products and the operating expenses ratio decreased by 3.24% and 4.25%, respectively, in comparison with last year. This led to an increase in the gross profit margin of the manufacturing operations.

In order to secure a sustainable growth, the group has accelerated its technology upgrade and new products development. During this report period, the manufacturing operations have obtained approval to produce two new products, commenced commercial production of two new medicines, which are Shihu Yeguang Granule and Yifu Zhixue Pills, and in the process of devloping seventeen new products, which included Re Ke Qing Granules. The total sales of these new products for the first half of 2001 was about Rmb45,000,000.

During this reporting period, the Group has completed certain technology upgrade projects. These included the completion of a high-speed automatic pills production line in Guangzhou Xing Qun Pharmaceutical Co., Ltd., a microwave drying line in Guangzhou Qi Xing Pharmaceutical Factory and a GMP certification implementation of an ointment production line in Guangzhou Pan Gao Shou Pharmaceutical Co Ltd. At present, in order to meet the increasing market demand of Xiao Ke Wan, the Kwang Chow First Chinese Medicine Factory is expanding its production capabilities and planning for a new factory relocation. Technological upgrades shall improve the group's production efficiency and capacities and further enhance the competitive edge of the Group's core business.

The Group has continued to implement an ERP management system for manufacturing operations in 2001. At present, the ERP management system is operating in four manufacturing subsidiaries of the Group. Other manufacturing subsidiaries are expected to implement the ERP management system in the first half of year 2002. The implementation of the ERP system has improved the overall efficiency and manufacturing quality of manufacturing operations.

During this reporting period, the turnover ratio of inventory and accounts receivable improved by 18.52% and 30.40%, respectively in comparision with last year.

The merger of Kwang Chow First Chinese Medicine Factory and Guangzhou Zhong Sheng Pharmaceutical Factory has improved the Group's resources management and enhanced the competitive advantage of its brand-name products to ensure sustainable growth. The sales and profit before taxation of Kwang Chow First Chinese Medicine Factory for the reporting period increased by 18.32% and 88.31% respectively.

(2) Pharmaceutical trading business including wholesaling, retailing, import and export (the "trading operations")

According to PRC accounting rules and regulations, turnover of the Group's trading operations in the first half of year 2001 was about Rmb1,803,514,000, representing an increase of 23.46% over that of 2000. Profit before taxation of the trading operations was about Rmb38,541,000, representing an increase of 23.30% over that of 2000. According to HK GAAP, turnover was about Rmb1,803,514,000, representing an increase of 23.66% over that of 2000. Profit before taxation is about Rmb 25,411,000, representing a drecrease of 35.29% over that of last year.

The State's medicine reform created severe competition in the pharmaceutical market and hence have, to a certain extent, affected the trading operations. Accordingly, the gross profit margin of trading operations for 2001 decreased by 1.22% in comparison with last year.

During the first half of 2001, the trading operations have successfully expanded its market share within and outside Guangdong province and other rural areas. During the report period, the trading operations have obtained distribution rights for more than 440 new products, of which 5 new products have national and regional exclusive distribution rights. The trading operations also expanded its customer base and increased 430 new customers. Such measures contributed to the increase in turnover of the trading operations. During the reporting period, the trading operatinos have strengthened the controls of inventory re-ordering and accounts receivable recoverability and adjusted its products mix. Accordingly, turnover ratio of inventory and accounts receivable improved by 14.07% and 3.28% respectively in comparison with last year.

In order to expand market share and secure a steady growth of the trading operations, the Group has expanded its retail chain stores network during the first half of 2001. As of 30 June 2001, the Group's retail chain stores increased from 155 stores as at 1 January 2001 to 219 stores. The Group's retail chain stores included 127 Cai Zhi Lin chain stores, which mainly deal with CPM retailing, and 92 Jian Min chain stores, which deal with Western pharmaceutical products retailing.

2. The company's investments

(i) Use of net proceeds

Use of net proceeds from issue of H shares

The Company issued a total 219,900,000 H shares in October 1997. The net proceeds of the issue amounted to HK$317,421,000 (approximately Rmb340,233,000). As at 30 June 2001. All the proceeds have been unutilised according to their proposed use.

Use of net proceeds from issue of A shares

With the approval from the China Securities Regulatory Commission, the company issued a total of 78,000,000 A shares on 10 January 2001. The net amount received from the issue totaled Rmb737,990,000. The A shares were listed on the Shanghai Stock Exchange on 6 February 2001. Details of the use of the proceeds of the A shares issue up to 30 June 2001 are as follows:

* Approximately Rmb75,000,000 for upgrading production technology for the Group's major products and developing the Group's new products;

* Approximately Rmb27,000,000 for expanding sales network, establishing logistic center

and implementing ERP management information system;

* Approximately Rmb2,500,000 for establishing a biology phermaceutical research center; and

* Approximately Rmb79,690,000 as working capital.

* For preparing the establishment of an innovation centre for new technology of Chinese medicine;

The balance of net proceeds from issue of A shares has temporarily been invested in government treasury bonds or placed in banks for the Group's daily operations. The Company will utilise the balance of net proceeds in accordance with the progress of the above projects.

(ii) Other investments

During the reporting period, with the approval of the second directors' meeting of the second term, the Company has subscribed 5,500,000 shares in Everbright Bank of China, which represents 0.093% of the total shares of Everbright Bank of China (5,891,000,000 shares) in issue. The total subscription price was Rmb10,725,000.

3. Financial Status

1. Change of major accounting itmes

Items	**30 June 2001 Rmb**	**31 December 2000 Rmb**	**Change**
Total assets	3,797,261,296.17	3,011,702,084.18	26.08%
Accounts receivable	624,465,487.93	465,904,603.69	34.03%
Other accounts receivble	197,110,428.87	174,653,322.34	12.86%
Investment	713,433,819.68	790,462,500.78	-9.74%
Long-term investment	89,779,116.77	79,430,924.17	13.03%
Net fixed assets	605 376,280.44	621,379,486.26	-2.58%
Prepayments	26,881,468.71	4,638,122.33	479.45%
Other accounts payable	299,003,560.53	229,273,428.07	30.41%
Tax payable	51,192,759.95	35,519,653.23	44.13%
Long-term borrowings	40,000,000.00	65,000,000.00	-38.46%

Share capital	810,900,000.00	732,900,000.00	10.64%
Capital reserve	1,105,480,936.29	445,108,742.81	148.36%

	Six months ended		
	30 June 2001	30 June 2000	Change
	Rmb	Rmb	
Profit from principal operations	599,040,209.80	522,595,652.32	14.63%
Finance costs	4,525,182.18	16,793,097.22	-73.05%
Income tax	54,116,860.58	26,355,345.77	105.34%
Net profit	90,763,780.34	81,355,802.05	11.56%
Undistributed profit	58,427,180.83	-38,665,311.41	

2. Explanatory notes to the accounts regarding the items involving changes of 30% or above as compared with the corresponding items at the beginning of the year (or the same period of the previous year)

(1) Accounts receivable: Due to increase in sales for the six months ended 30 June 2001;

(2) Prepayments: Due to the prepayments for additional advertising fees;

(3) Other accounts payable: Due to increase in technological development fee and increase in the number of transactions with external units;

(4) Tax payable: Due to a rise in value added tax;

(5) Long-term borrowings: Due to partial repayments for long-term borrowings by the Company;

(6) Capital reserve: Due to premium on the issue of A shares by the Company in 2001;

(7) Finance cost: Due to decrease in net interest paid;

(8) Income tax: Due to the increase in income tax rate from 15% to 33%;

(9) Undistributed profit: Due to the charging of impairment losses which qualified for prior years adjustments as a result of adoption of new accounting policies.

4. Prospects for the 2nd half of 2001

Through the use of proceeds from the issue of A shares and the gradual implementation of the projects as described above, the pace of improvements in technical standards and research and development will increase rapidly. It will help the Group to expand rapidly in the market and increase the competitive edge of its core business.

The Group's sales will sustain steady growth due to the expansion of the marketplace and the brand-name effect of major products. It is expected that there will be three products which 2001 annual sales will achieve Rmb100 million each and seven products which 2001 annual sales will achieve Rmb50 million each.

The Company will increase its investments in technology upgrade projects and enhance the Group's strength in developing Chinese medicines and biology medical products. This will help the Group to sustain operational growth.

The Group will enhance the utilisation of capital funds and focus on potential mergers and acquisitions.

To tackle the decrease of gross profit margin of the trading operations in the first half of 2001, the group will actively expand its market share to improve sales and work hard to maintain the increase in profit of the manufacturing operations.

V. DISCLOSURE OF SIGNIFICANT EVENTS

1. The Board does not recommend the payment of a dividend for the six months ended 30 June 2001 nor propose any increase in share capital from the capitalisation of capital reserve.

2. Proposed scheme of profit distribution of year 2000

In accordance with the PRC accounting rules and regulations, net profit of the Group for 2000 was Rmb146,234,183. The Company and its subsidiaries respectively transferred 10% of its net profit to the statutory public welfare fund and the statutory surplus reserve fund, totalling Rmb29,246,000. The Board had recommended a final dividend of Rmb0.05 per share (including withholding tax for A share) for the year totalling Rmb38,985,000. The above scheme of profit distribution has completed, during the reporting period. There was no capitalisation of capital reserve in 2000.

3. During the reporting period, the Group has not engaged in any litigation or arbitration.

4. During the reporting period, the Group has not undergone any merger and acquisition and assets restructuring processes.

5. During the reporting period, the Group has no significant connected party transaction.

6. The Company is independent from its ultimate holding company, Guangzhou Pharmaceutical Holdings Limited (GZPHL), in human resources, holdings of assets and financing arrangements. The details are as follows:

* There is no duplicated appointment of senior management and the management of labour and payroll is separated. Managerial staff is remunerated by the Company;

* The company maintains its own production, purchase and sales system. The Company uses 38 trademarks that are legally registered in the name of GZPHL. Pursuant to the Trademark Licence Agreement entered into between the Company and GZPHL on 1 September 1997, GZPHL has granted to the Company and its subsidiaries, an exclusive right to use the 38 trademarks for a term of 10 years. According to a confirmation letter concerning an extension of term for using the trademark issued by GZPHL to the Company on 21 November 2000, GZPHL agreed to grant an extension period of 10 years for the Company to use the 38 trademarks after the expiration of the said Trademark Licence Agreement. In addition, the Company owns 6 trademarks registered under its name.

* The finance department is separate from other departments. Separate accounting and finance management systems have been set up. The Company has its own bank accounts.

7. During the reporting period, the Company did not hold on trust, rent assets of other companies or vice versa, which have generated profit that accounted for 10% or more of the total profits for the period.

8. The 2000 AGM passed the resolution to approve the re-appointment of Guangzhou Yangcheng Certified Public Accountants Co Ltd and PricewaterhouseCoopers as the domestic and international auditors of the Company.

9. During the reporting period, the Company did not enter into any material contracts.

10. The Company did not have any significant guarantee for any other companies during the report period.

11. There were no changes in the name and trading codes of the listed shares of the Company during the report period.

12. Purchase, sale or redemption of shares

The Company has not redeemed, purchased, sold or cancelled any of the Company's listed shares during the reporting period.

13. Rights of shareholders and supervisors to purchase or sale of shares

During the reporting period, no rights have been granted to the directors and supervisors of the company or their spouse or children under the age of 18 to subscribe for equity of the Company.

14. There is no significant change in the following matters since the reporting date of the last annual report to 30th June, 2001:

- the Group's bank loans and other loans
- number of employees and remuneration policies
- charges on the Group's assets

15. The Group has no material exposure to fluctuation in exchange rate.

16. Compliance with the code of best practice

Throughout the period, the Company was in compliance with the Code of Best practice as set out in Appendix 14 of the Listing Rules.

17. Local tax privilege

Pursuant to a document [2000] 1063 issued by the Guangzhou Finance Bureau, enterprise income tax of listed companies in Guangzhou city in 2001 will be initially based on the unified tax rate of 33% and the portion over 15% of the tax attributed to local government (i.e. 60% of 18%) shall be refunded by the relevant local finance authority. Accordingly, the effective local tax refund rate is 10.8%. The Company and its major subsidiaries will effectively be taxed at 22.2% in the year 2001. It is estimated that the total tax refund

shall be amounted to Rmb15,000,00. As the application for the refund is still in progress as at the date of this report, the estimated tax refund has not been accounted for in the profit and loss account for the period.

18. The Audit Committee has reviewed with management of the Company the accounting principles and policies adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 30 June 2001 with the directors.

19. During the reporting period, there were no entrusted investment matters. On 25th July, 2001, the fifth directors' meeting of the second term approved the appointment of Nanfang Securities Company to act as securities agent of the Company and its subsidiaries to invest in government treasury bonds and other securities. The appointment is in compliance with relevant legal procedures. Details have been disclosed by the Company in "China Securities" on 27th July, 2001.

VI. Financial Summary (Unaudited)

1. Financial Statements (prepared in accordance with PRC accounting rules, regulatins and standards)

Items	Consolidated			Parent Company		
	Same period of last year Rmb	This period Rmb	At the end of last year Rmb	Same period of last year Rmb	This period Rmb	At the end of last year Rmb
1. Sales	2,156,087,198.60	2,644,970,813.82	4,222,857,015.97	0.00	0.00	0.00
Less: Cost of sale	1,622,777,837.51	2,034,004,853.14	3,201,331,862.39	0.00	0.00	0.00
Sales taxes and levies	10,713,708.77	11,925,750.88	19,792,568.06	0.00	0.00	0.00
2. Profit from principal operations	522,595,652.32	599,040,209.80	1,001,732,585.52	0.00	0.00	0.00
Add: other revenue	16,031,828.05	15,768,155.71	36,439,662.67	278,348.69	144,759.20	2,433,359.33
Less: Selling expenses	180,077,654.32	198,870,670.83	348,172,061.02	0.00	0.00	

						0.00
Administration expenses	227,972,866.79	255,801,958.85	466,504,180.72	4,905,690.33	9,359,129.35	13,594,661.68
Financial expenses	16,793,097.22	4,525,182.18	27,913,527.64	-3,028,219.66	-11,467,816.56	-5,357,377.21
3. Profit from operations	113,783,862.04	155,610,553.65	195,582,478.81	-1,599,121.98	2,253,446.41	-5,803,925.14
Add: Investment Income	3,673,055.16	-1,764,079.66	4,647,887.81	82,953,293.04	93,247,754.10	147,368,727.11
Subsidy income	0.00	331,906.00	9,288,486.45	0.00	0.00	0.00
Non-operating income	4,008,835.09	3,164,701.46	18,407,208.86	10,260.00	83.13	10,344.91
Less: Non-operating expenses	8,155,086.60	5,490,460.63	12,787,569.70	8,629.01	864.03	138,279.72
4. Profit before tax	113,310,665.69	151,852,620.82	215,138,492.23	81,355,802.05	95,500,419.61	141,436,867.16
Less: Taxation	26,355,345.77	54,116,860.58	62,725,426.49	0.00	0.00	0.00
Minority interests	5,599,517.87	6,971,979.90	10,976,198.58	0.00	0.00	0.00
5. Net profit	81,355,802.05	90,763,780.34	141,436,867.16	81,355,802.05	95,500,419.61	141,436,867 16
Add: Retained earnings brought forward	-80,260,940.54	-32,336,599.51	-80,260,940.54	5,068,248.70	79,232,742.42	5,068,248.70
Transfer from others	0.00	0.00	0.00	0.00	0.00	0.00
6. Distributable profit	1,094,861.51	58,427,180.83	61,175,926.62	86,424,050.75	174,733,162.03	146,505,115.86
Less: Transfer to statutory surplus reserves	12,551,086.46	0.00	33,689,813.01	8,135,580.21	0.00	14,143,686.72
Transfer to public welfare fund	12,551,086.46	0.00	33,689,713.12	8,135,580.21	0.00	

						14,143,686.72
Appropriation to staff bonus and welfare fund	0.00	0.00	0.00	0.00	0.00	0.00
Transfer to reserve fund	0.00	0.00	0.00	0.00	0.00	0.00
Transfer to enterprises development fund	0.00	0.00	0.00	0.00	0.00	0.00
Capitalisation of Profit	0.00	0.00	0.00	0.00	0.00	0.00
7. Distributable profits	-24,007,311.41	58,427,180.83	-6,203,599.51	70,152,890.33	174,733,162.03	118,217,742.42
Less: Dividend for preference	0.00	0.00	0.00	0.00	0.00	0.00
Transfer to discretionary surplus reserves	0.00	0.00	0.00	0.00	0.00	0.00
Dividend for ordinary shares	14,658,000.00	0.00	26,133,000.00	14,658,000.00	0.00	38,985,000.00
Capitalisation for dividend for ordinary shares	0.00	0.00	0.00	0.00	0.00	0.00
Offset accumulated losses	0.00	0.00	0.00	0.00	0.00	0.00
8. Retained earnings	-38,665,311.41	58,427,180.83	-32,336,599.51	55,494,890.33	174,733,162.03	79,232,742.42

Appendix to Profit and Loss Account

	Return on net assets (%)		Earnings per share (Rmb)	
Profit during the reporting period	**fully diluted**	**weighted average**	**fully diluted**	**weighted average**
Profit from principal				

operations	27.79	30.14	0.7387	0.7508
Profit from operations	7.22	7.83	0.1919	0.1950
Net profit	4.21	4.57	0.1119	0.1138
Net profit after deduction of exceptional items	4.3	4.67	0.1144	0.1163

2 Change in the consolidated scope of the consolidated financial statements

1. Accounting Policies

From 1 January 2001, the accounting policies adopted by the Company are in accordance with "Accounting Standards of Business Enterprises" and "Accounting Regulations for Enterprises".

2. Kwang Chow First Chinese Medicine Factory has merged with Guanzhou Zhong Sheng pharmaceutical Factory during the period under review. Thus, Guangzhou Zhong Sheng Pharmaceutical Factory has been excluded from the consolidation scope in the current reporting period.

The Company holds 70% and 80% equity interest in Guangzhou Guangjing Chinese Patent Medicine Innovation Center Co., Ltd. and Guangzhou Caizhilin Baiyun Medicine Wholesales Store respectively, but does not include them in the consolidation based on the materiality principle since their total assets, sales and net profits to which the Company is entitled for each period are all below 10% of those of the total of the Company and its subsidiaries. Pursuant to the notice of Caihui 2[1996] (Response document to queries on the scope of consolidated accounts), the Company are not required to consolidate these two subsidiaries into its consolidated accounts.

Guangzhou Qi Xing Pharmaceutical Company Limited, a subsidiary of Guangzhou Qi Xing Pharmaceutical Factory, is a foreign investment enterprise which shall apply "The accounting regulations for foreign investment enterprises in the People's Republic of China" and did not provide a provision of impairment cost for assets in accordance with "Accounting Regulations for Enterprises". In accordance with relevant accounting policies the Company made an adjustment for such provision while preparing the consolidated accounts.

3. The Company originally adopted accounting policies in accordance with "Accounting Regulations for Companies Limited by Share". Pursuant to the document, Caibui [2000] 25, issued by the Ministry of Finance, the Company adopted accounting policies in accordance with "Accounting Regulations for Enterprises" from 1 January 2001.

Pursuant to requirements stipulated by "Accounting Regulations for Enterprises" and with the approval of the Board, the Company provided for impairment of fixed assets, intangible assets and construction in progress from 1 January 2001. The provision for fixed assets, intangible assets and construction in progress from 1 January 2001. The provision for fixed assets, intangible assets and construction in progress is Rmb21,431,071.51, Rmb9,384,070.90 and Rmb19,462,536.01 respectively in the current reporting period. Pre-operating expenses are fully written off to the profit and loss in the period of commencement, which replaces the previous policy for writing-off these expenses over a period of 5 years. The Company adjusted its accounting records retrospectively to account for the above changes in accounting estimates. This resulted in a decrease in retaining earnings bought forward, and net profits and retained earnings carried forward from the 2000 year of Rmb45,480,362.84, Rmb4,797,315.61 and Rmb33,356,435.30 respectively, and a corresponding decrease in the surplus reserve of Rmb12,970,306.75. Because of the above changes in accounting policies, the Company's retained earning at the beginning of 2001 has turned to losses. The losses would be off-set by the profit for the six month ended 30 June 2001.

4. Enterprises income tax

The Group accrues and pays enterprise income tax in accordance with the "Temporary regulation of enterprises income tax in the People's Republic of China".

Pursuant to document reference [2000]76, issued by the Finance Bureau of the Guangdong province, listed companies in Guangdong province shall be taxed at 33% in accordance with the statutory tax rate. The portion over the 15% (18%) shall be refunded to the Company from relevant authority. According to a notification issued by the Guangzhou Municipal Government, listed companies in Guangzhou city shall be firstly taxed at 33% in accordance with the statutory tax rate and the portion over the 15% which pertains to local finance sources (60% of 18%) will be refunded to the Company from relevant authority.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

(Prepared in accordance with HK GAAP)

FOR THE SIX MONTHS ENDED 30TH JUNE 2001

		Unaudited	
		Six months ended 30th June	
		2001	2000
	Note	RMB'000	RMB'000

	Note		
Turnover	2	2,644,971	2,150,903
Cost of sales		(2,034,005)	(1,617,523)
Gross profit		610,966	533,380
Other revenues		32,657	33,756
Distribution costs, administrative and other operating expenses		(516,821)	(437,809)
Operating profit	3	126,802	129,327
Finance costs		(18,843)	(17,482)
Share of profits less losses of			
Jointly controlled entities		(666)	(539)
Associated companies		286	471
Profit before taxation		107,579	111,777
Taxation	4	(54,194)	(27,166)
Profit after taxation		53,385	84,611
Minority interests		(1,322)	(6,219)
Net profit		52,063	78,392
Transfer to capital reserve	10	(300)	(3,060)
Profit attributable to shareholders		51,763	75,332
Dividends	5	24,327	36,645
Earnings per share	6	RMB0.0645	RMB0.1070

No statement of recognised gains and losses is presented as net profit of Rmb52,063,000 (2000: Rmb78,392,000) shown above is the only component.

CONDENSED CONSOLIDATED BALANCE SHEET

(Prepared in accordance with HK GAAP)

AS AT 30TH JUNE 2001 AND 31ST DECEMBER 2000

	Unaudited 30th June 2001	**Restated 31st December 2000**

	Note	RMB'000	RMB'000
Deferred expenditures		84,685	89,909
Fixed assets and construction in progress		1,087,623	1,135,065
Interests in jointly controlled entities		39,072	39,738
Interests in associated companies		3,176	2,967
Investment securities		47,612	33,003
Current assets			
Inventories		713,433	789,098
Trade and other receivables	7	867,564	678,313
Bank balances and cash		1,143,008	488,333
		2,724,005	1,955,744
Current liabilities			
Trade and other payables	8	995,176	929,621
Current portion of long-term bank loans		24,000	34,000
Taxation payable		51,193	35,520
Short-term bank loans		396,620	478,000
		1,466,989	1,477,141
Net current assets		1,257,016	478,603
Total assets less current liabilities		2,519,184	1,779,285
Financed by:			
Share capital		810,900	732,900
Share premium	9	780,405	120,333
Reserves	10	618,682	631,352
Retained earnings	11	154,638	89,905
Proposed dividends	5	-	24,327
Shareholders' fund		2,364,625	1,598,817
Minority interests		114,559	115,468
Long-term bank loans		40,000	65,000
		2,519,184	1,779,285

Notes to the Condensed Interim Accounts
(Prepared in accordance with HKGAAP)

1 Basis of preparation and accounting policies

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st December 2000 except that the group has changed certain of its accounting policies following its adoption of the following SSAPs which are effective for accounting periods commencing on or after 1st January 2001:

SSAP 9 (revised) Events after the balance sheet date
SSAP 14 (revised) Leases (effective for periods commencing on or after 1st July 2000)
SSAP 26 Segment reporting
SSAP 28 Provisions, contingent liabilities and contingent assets
SSAP 31 Impairment of assets
SSAP 32 Consolidated financial statements and accounting for investments in subsidiaries

The changes to the group's accounting policies and the effect of adopting these new policies are set out below:

(a) SSAP 9 (revised) Events after balance sheet date

In accordance with the revised SSAP 9, the group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in Note 11, opening retained earnings at 1st January 2000 have increased by Rmb21,987,000 which is the reversal of the provision for the 1999 proposed final dividend previously recorded as a liability as at 31st December 1999 although not declared until after balance sheet date. Opening retained earnings at 1st January 2001 have increased by Rmb24,327,000 which is the reversal of the provision for 2000 proposed final dividend previously recorded as a liability as at 31st December 2000 although not declared until after the balance sheet date.

This adjustment has resulted in a decrease in current liabilities at 31st December 2000 by Rmb24,327,000 for provision for proposed dividends that is no longer required. There is no

effect in current liabilities at 30th June 2001 as there is no interim dividend declared.

(b) SSAP 26: Segment Reporting

In Note 2 to these condensed interim accounts the group has disclosed segment revenue and results as defined under SSAP 26. In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format. Comparative information has been given.

Apart from the above, there is no significant effect arising from the changes of accounting policies.

2 Segment information

The Group is principally engaged in (1) manufacturing of Chinese patent medicine; (2) trading including wholesale, retail, import and export of western pharmaceutical products, Chinese patent medicine, Chinese raw medicine and medical apparatus.

(i) An analysis of the Group's revenue and results for the period by business segment is as follows :

	6 months ended 30th June 2001 RMB'000					
	Manufacturing	Wholesale	Retail	Import and export	Elimination	Group
Turnover						
External	841,457	1,588,581	173,503	41,430	-	2,644,971
Internal	15,504	299,509	-	-	(315,013)	-
Total	856,961	1,888,090	173,503	41,430	(315,013)	2,644,971
Segment results	93,271	30,703	8,596	1,199	(3,743)	129,946
Unallocated costs						(3,144)
Operating profit						126,802
Finance costs						(18,843)
Share of profits less						

losses of						
Jointly controlled						
entities	(666)					(666)
Associated						
companies	286					286
Profit before taxation						107,579
Taxation						(54,194)
Minority interests						(1,322)
Net profit						52,063

6 months ended 30th June 2000

RMB'000

Turnover	Manufacturing	Wholesale	Retail	Import and export	Elimination	Group
External	692,441	1,225,267	195,839	37,356	-	2,150,903
Internal	-	80,534	-	145	(80,679)	-
Total	692,441	1,305,801	195,839	37,501	(80,679)	2,150,903
Segment results	83,024	39,833	9,847	1,527	-	134,231
Unallocated costs						(4,904)
Operating profit						129,327
Finance costs						(17,482)
Share of profits less losses of						
Jointly controlled entities	(539)					(539)
Associated companies	471					471
Profit before taxation						111,777

Taxation	(27,166)
Minority interests	(6,219)
Net profit	78,392

Unallocated costs represent corporate expenses.

(ii) No geographical analysis of turnover of operating profit is provided as less than 10% of the consolidated turnover and less than 10% of the consolidated trading results of the group's are attributable to markets outside PRC.

3 Operating profit

	6 months ended 30th June	
	2001	2000
	RMB'000	RMB'000
Operating profit is stated after charging the following:		
Depreciation and amortisation of fixed assets	34,296	28,959
Impairment of fixed assets and construction in progress	50,277	-
Loss on disposal of fixed assets	74	588

4 Taxation

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	6 months ended 30th June	
	2001	2000
	RMB'000	RMB'000
PRC enterprise income tax	54,117	27,077
Share of taxation attributable to associated companies	77	89

54,194	27,166

Pursuant to a document [2000] 1063 issued by the Guangzhou Finance Bureau, enterprise income tax of listed companies in Guangzhou city in 2001 will be initially based on the unified tax rate of 33% and the portion over 15% of the tax attributed to local government (i.e., 60% of the 18% of tax) shall be refunded. Accordingly, the effective income tax refund rate is 10.8%. The Company and its major subsidiaries will effectively be taxed at 22.2% in the year 2001. It is estimated that the local tax refund shall be amounted to Rmb15,000,000. As the tax refund application to the Guangzhou Finance Bureau is in progress, the estimated tax refund has not been accounted for in the profit and loss account for the period.

Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

5 Dividends

	6 months ended 30th June	
	2001	**2000**
	RMB'000	**RMB'000**
2000 Final dividend, paid, of Rmb0.03 (1999 paid, of Rmb 0.03) per share (Note (i))	24,327	21,987
2001 Interim of Rmb nil (2000 paid, of Rmb 0.02) per share	-	14,658
	24,327	36,645

Note:

(i) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31st December 1999 and 2000 were Rmb21,987,000 and Rmb24,327,000 respectively. Under the group's new accounting policy as described in Note 1(a), these have been written back against opening retained earnings as at 1st January 2000 and 2001 in Note 11 and are now charged in the period in which they were proposed.

5 Earnings per share

The calculation of earnings per share for the six months ended 30th June 2001 is based on the net profit of Rmb52,063,000 (2000: Rmb78,392,000) and the weighted average number of 807,021,547 shares (2000:732,900,000 shares) in issue.

7 Trade and other receivables

Included in trade and other receivables are trade debtors and their ageing analysis of trade receivables is as follows:

	30th June 2001 RMB'000	31st December 2000 RMB'000
Within 6 months	579,833	413,173
6 months to 1 year	15,690	14,197
1 year to 2 years	2,647	6,454
	598,170	433,824

Trade receivables generated from credit sales generally have credit terms of one to three months.

8 Trade and other payables

Included in trade and other payables are trade payables and their ageing analysis is as follows:

	30th June 2001 RMB'000	31st December 2000 RMB'000
Less than one year	450,576	477,378
More than one year but not exceeding two years	39,331	17,086
More than two years but not exceeding three years	30,143	22,262
	520,050	516,726

9 Share premium

	RMB'000
At 1st January 2001, 2000	120,333
Premium on listing of A shares net of listing expenses	660,072
At 30th June 2001	780,405

10 Reserves

	Capital reserve (Note a) RMB'000	Statutory surplus reserve (Note b) RMB'000	Statutory public welfare (Note b) RMB'000	Discretionary surplus reserve (Note b) RMB'000	Total RMB'000
Balance at 1st January 2000	425,603	59,540	60,762	45,289	591,194
Transfer from retained earnings	11,675	47,885	26,408	9,425	95,393
Transfer to retained earnings	-	(4,663)	(18,959)	(31,613)	(55,235)
Balance at 31st December 2000	437,278	102,762	68,211	23,101	631,352
Balance at 1st January 2001	437,278	102,762	68,211	23,101	631,352
Transfer from retained earnings	300	-	-	-	300
Transfer to retained earnings	-	(649)	(6,600)	(5,721)	(12,970)
Balance at 30th June 2001	437,578	102,113	61,611	17,380	618,682

(a) Capital reserve

The transfer in the period from retained earnings represents subsidies received from Finance Bureau as a result of the Group's subsidiary's "Advance Technology Enterprises" status.

(b) During the period, the Group had transferred certain amounts from these reserves to retained earnings as a result of changes in certain PRC accounting rules and regulations.

11 Retained Earnings

	RMB'000
At 1st January 2000 as previously reported	33,798
Effect of adopting SSAP 9 (Revised)	21,987
At 1st January 2000 as restated	55,785
1999 Final Dividend paid	(21,987)
Net profit for the year	135,250
Transfer to reserves	(40,158)
2000 Interim dividend paid	(14,658)
	114,232
Retained earnings	89,905
2000 Final dividend proposed	24,327
	114,232
Company and subsidiaries	118,094
Jointly controlled entities	(2,261)
Associated companies	(1,601)
At 31st December 2000	114,232

	RMB'000
At 1st January 2001, as previously reported	89,905
Effect of adopting SSAP 9 (Revised)	24,327
At 1st January 2001 as restated	114,232
2000 Final Dividend paid	(24,327)
Net profit for the period	52,063
Transfer from reserves	12,670
	154,638

Retained earnings	154,638
2001 Interim dividend proposed	-
	154,638
Company and subsidiaries	158,957
Jointly controlled entities	(2,927)
Associated companies	(1,392)
At 30th June 2001	154,638

VII. Documents available for Inspection

1. The original copy of the 2001 interim report signed by the Chairman of the Board of directors;

2. The accounts signed by the legal representative, chief accountant and head of the accounting department;

3. The original company documents disclosed and announcements made in the "Hong Kong Economic Daily', "Hong Kong iMail", "Shanghai Securities Daily" and "China Securities" during the period under review;

4. The extracted summary of the Company's 2001 interim report; and

5. The Company's articles of association.

Note: The documents listed above are available at the location for inspection of corporate information as listed in the Company Profile section.

This interim announcement is prepared in both English and Chinese. In the event of difference in interpretation, the Chinese version is considered to be more accurate.

Guangzhou Pharmaceutical Company Limited
Cai Zhixiang
Chairman

20th August, 2001

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

（於中華人民共和國成立之股份有限公司）

廣州藥業股份有限公司 2001 年中期報告摘要

重要提示：本公司董事會保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。公司中期財務會計報告未經審計。

一、　公司簡介

1. 公司法定中文名稱：　廣州藥業股份有限公司
   中文名稱縮寫：　廣州藥業
   英文名稱：　Guangzhou Pharmaceutical Company Limited
   英文名稱縮寫：　GPC

2. 公司註冊及辦公地址：　中國廣東省廣州市沙面北街 45 號
   郵遞區號：　510130
   電話：　(8620) 81218103
   傳真：　(8620) 81876408
   公司國際互聯網網址：
   http://www.gzphar.com
   電子郵箱：　sec@gpc.com.cn
   在香港主要營業地點：　香港金鐘道 89 號力寶中心第 2 座 20 樓 2005 室

3. 公司法定代表人：　蔡志祥

4. 公司董事會秘書：　何舒華
   聯繫地址：　中國廣東省廣州市沙面北街 45 號
   電話：　(8620) 81218117
   傳真：　(8620) 81876408
   董事會秘書電子郵箱：　hesh@gpc.com.cn

5. 公司選定的信息披露報紙為：　中國《上海證券報》、《中國證券報》

香港《香港經濟日報》、《Hong Kong iMail》（英文報）

6. 中國證監會指定登載公司中期報告的國際互聯網網址：
http://www.sse.com.cn
香港登載公司中期報告互聯網網址： http://www.hkex.com.hk

7. 公司中期報告備置地點： 中國廣東省廣州市沙面北街45號二樓
廣州藥業股份有限公司董事會秘書處

8. 股票上市交易所名稱及編碼： A股：上海證券交易所
代碼：600332 股票簡稱：廣州藥業
H股：香港聯合交易所有限公司
代碼：0874 股票簡稱：廣州藥業

二、主要財務資料和指標

1、 按中國會計准則編制的主要財務指標（人民幣元）

	截至2001年6月30日止6個月（未經審計）	截至2000年6月30日止6個月（未經審計）	截至2000年12月31日止12個月（已經調整未經審計）
主營業務收入	2,644,970,813.82	2,156,087,198.60	4,222,857,015.97
淨利潤	90,763,780.34	81,355,802.05	141,436,867.16
扣除非經常性損益後的淨利潤	92,757,633.51	85,502,053.56	126,528,741.55
每股收益（攤薄）	0.1119	0.111	0.1622
每股收益（加權）	0.1138	0.111	0.1622
淨資產收益率	4.21%	5.8%	10.08%
每股經營活動產生的現金流量淨額	0.062	0.274	0.39

	於2001年6月30日（未經審計）	於2000年6月30日（未經審計）	於2000年12月31日（已經調整未經審計）
總資產	3,797,261,296.17	3,028,611,639.23	3,011,072,084.18

資產負債率	40.60%	49.18%	52.79%
股東權益 （不包含少數 股東權益）	2,155,913,778.31	1,403,205,717.99	
	1,326,777,804.49		
每股淨資產	2.66	1.91	1.64
調整後的每股淨資產	2.51	1.73	1.68

註：

(1) 以上財務報表資料和指標均以合併報表數計算，2000 年資料已按照《企業會計制度》及新會計准則追溯調整。

(2) 非經常性損益涉及項目及金額：營業外收入 3,164,701.46 元：營業外支出 5,490,460.63 元：補貼收入 331,906 元。

2、 按中國會計准則編制的利潤表附表

報告期利潤	淨資產收益率（%）		每股收益（元）	
	全面攤薄	加權平均	全面攤薄	加權平均
淨利潤	4.21	4.57	0.1119	0.1138

3、 按香港普遍採納之會計原則編制的主要財務指標（人民幣千元）

損益表

項目	截至 2001 年 6 月 30 日止 6 個月（未經審計）	截至 2000 年 6 月 30 日止 6 個月（未經審計）
營業額	2,644,971	2,150,903
	稅前盈利107,579	
	111,777	
稅項	54,194	27,166
除稅後盈利	53,385	84,611
少數股東權益	1,322	6,219
淨利潤	52,063	78,392

資產負債表

項目	於 2001 年 6 月 30 日	於 2000 年 6 月 30 日

	（未經審計）	
總資產	3,986,173	3,256,426
總負債（包括少數股東權益）	1,621,548	1,657,609
資產淨值	2,364,625	1,598,817
資產負債率*	40.68%	50.90%

* 資產負債率乃根據以下公式計算：總負債／總資產 x 100%

4、 按照中國會計准則和香港普遍採納之會計原則編制 2001 年中期之淨利潤差異說明：

	（未經審計） *人民幣千元*
按中國會計准則編制之淨利潤	90,764
職工住房改造款攤銷	(5,224)
對固定資產評估增值部分補提當年折舊	(722)
沖銷多計提之技術開發費	9,003
沖回已於以前年度計提的壞賬撥備	4,504
確認補助收入	300
固定資產及在建工程減值損失於當年反映	(50,277)
沖銷預支款項	(1,935)
少數股東權益的差異	5,650
按香港普遍採納之會計原則編制之淨利潤	52,063

三、股本變動及主要股東持股情況

1. 股本變動情況

股份變動情況表（數量單位：股）

	本次變動前	本次變動增減（+，-） 增發	本次變動後
一、未上市流通股份			
發起人股份：			
國家持有股份	513,000,000		513,000,000
未上市流通股份合計	513,000,000		513,000,000
二、已上市流通股份			

1、人民幣普通股（A股）		78,000,000	78,000,000
2、境外上市的外資股(H股)	219,900,000		219,900,000
已上市流通股份合計	219,900,000	78,000,000	297,900,000
三、股份總數	732,900,000	78,000,000	810,900,000

註： 本報告期內，因本公司於2001年1月10日在國內發行7,800萬股人民幣普通股（A股），故本公司總股本由2001年期初的73,290萬股增至2001年上半年期末的81,090萬股，國家股佔總股本比例由70%降至63.26%，流通股佔總股本比例由30%增至36.74%。

2. 主要股東持股情況

持有本公司股份前10名股東情況一覽表（截止2001年6月30日）

股東名稱	股份性質	持股數（股）	佔總股本比例（%）
廣州醫藥集團有限公司	國家股	513,000,000	63.26
香港中央結算（代理人）有限公司	H股	218,485,000	26.94
HSBC NOMINEES （HONG KONG）LIMITED	H股	800,000	0.099
王保國	H股	250,000	0.031
興和基金	A股	216,890	0.027
興業證券	A股	210,260	0.026
姚雲峰	A股	200,000	0.025
鄧大凱	A股	183,500	0.023
李菊光	A股	180,071	0.022
德井百貨	A股	160,600	0.020
陳梅蘭	A股	144,201	0.018

註：

(1) 廣州醫藥集團有限公司代表國家持有股份，其於報告期內股份無增減變動情況，且其所持有股份無質押、凍結情況；前10大股東間不存在關聯關係。

(2) 根據香港中央結算（代理人）有限公司通知，截至2001年6月29日止，下列中央結算系統參與者在中央結算系統股票戶口內持有並超過本公司已發行H股股份總數的10%：

股東名稱	持股數（股）	佔總股本比例（%）

香港上海匯豐銀行	31,513,000	14.33%
國泰君安證券（香港）有限公司	27,078,000	12.31%

四、經營情況討論與分析

（除特別註明外，本報告涉及的財務資料均節錄自本集團按中國會計准則及制度編制之賬項）

本公司經營業務範圍：廣州藥業及附屬企業〔本集團〕主要從事（1）中成藥的製造與銷售；（2）西藥、中藥和醫療器械的批發、零售和進出口業務。

1、 報告期內公司主要經營情況

按中國會計准則計算，截至 2001 年 6 月 30 日止 6 個月期間，本集團的營業額約爲 2,644,971 千元，比去年同期增長 22.67%；除稅前盈利約爲 151,853 千元,比去年同期增長 34.00%；淨利潤約爲 90,764 千元，比去年同期增長 11.56%。

按香港普遍採納之會計原則計算，截至 2001 年 6 月 30 日止 6 個月期間，本集團營業額約爲 2,644,971 千元，比去年同期增長 22.97%；除稅前溢利約爲 107,579 千元，比去年同期下降 3.76%；淨利潤約爲 52,063 千元，比去年同期下降 33.59%。

按香港會計原則編制的除稅前溢利、淨利潤下降的原因，主要是因本集團執行國家財政部今年頒佈的《企業會計制度》，在會計政策上發生重大變更，增加了固定資產、在建工程等減值準備。經董事會同意，本報告期計提固定資產、在建工程等減值準備共約人民幣 5,027.7 萬元。按財政部財會字[2001]17 號文通知，該項準備採用追溯調整法進行會計處理，調整期初留存收益，而按香港會計原則該項準備屬於非政策性調整，所提準備全數計入當期損益，故直接影響本期除稅前溢利及淨利潤。

影響淨利潤的另一個原因爲所得稅率的變化，詳見第五部分之稅收優惠問題說明。

2001 年上半年，本集團製造業務(「製造業務」) 及貿易業務(「貿易業務」) 的營業額分別佔本集團營業額約 31.81%及約 68.19%，製造業務及貿易業務的除稅前溢利則分別佔本集團的除稅前溢利約 74.62%及約 25.38%。

(1) 中成藥製造業務

按中國會計准則計算，製造業務於二零零一年上半年營業額約爲 841,457 千元，比去年同期增長 21.03%，除稅前溢利約爲 113,311 千元，比去年同期增長 38.08%；按香港會計准則計算，營業額約爲 841,457 千元，比去年同期增長 21.52%，除稅前溢利約爲 82,168 千元，

比去年同期增長 13.32%。

製造業務致力於拓展省內外市場，加強對醫院及零售終端的推介宣傳工作，整合經銷商，建立市場信息網路，做好市場分析工作，在大力拓展本公司消渴丸、夏桑菊、華佗再造丸等重點產品市場的同時，積極開拓清熱消炎寧、鼻咽清毒顆粒等有市場潛力的二線品種。此外，製造業務進一步加強與本公司貿易企業的合作，提高了企業的資源利用率，促進了烏雞白鳳丸、川貝枇杷口服液等產品的銷售增長。

2001 年上半年銷售額顯著增長的重點產品有消渴丸、華佗再造丸、夏桑菊、烏雞白鳳丸、王老吉沖服涼茶、追風透骨丸等，其中，華佗再造丸在東歐市場銷量大幅度增長。重點產品銷量顯著增長是製造業務利潤顯著增長的主要來源。

製造業務積極加強生產成本及費用控制。報告期內，主要產品的平均單位成本比去年同期下降 3.24 個百分點，經營費用率比去年同期下降 4.25 個百分點，對製造業務利潤的增長起到重要作用。

為確保企業的未來發展，本公司加快技術創新和新產品研發工作。於報告期內，投產的有「石斛夜光顆粒」、「益婦止血丸」二個產品，已經完成研究並申報批文的有二個產品，正在研究開發的有「熱咳清顆粒」等十七個產品。報告期內，新產品銷售額達人民幣約 4,500 萬元。

報告期內，本公司致力加快企業的技術改造步伐。正在進行的主要技術改造項目有廣州星群藥業股份有限公司引進高速全自動顆粒生產線；廣州奇星藥廠引進微波乾燥線；廣州潘高壽藥業股份有限公司進行膏露車間 GMP 改造；廣州羊城藥業股份有限公司丸劑車間 GMP 改造等。目前，為適應重點產品消渴丸的市場需求，廣州中藥一廠正在積極籌備遷廠改造工作。技術改造將有助於提高生產技術和生產能力，進一步增強本集團的核心競爭力。

本公司繼續推進製造企業 ERP 項目的實施工作，目前已有四家企業的 ERP 系統投入運行，其他製造企業的 ERP 系統預計於明年上半年完成。ERP 的實施，對規範企業的業務流程，優化企業的資源組合，提高企業的管理水平和決策水平起到了重要作用。

報告期內，製造業務的存貨周轉天數和應收賬款周轉天數分別比去年同期加速 18.52%和 30.40%。

本公司附屬企業廣州中藥一廠於報告期內成功吸收合併廣州為勝藥廠。該項合併使本公司進一步優化了企業內部資源配置，充分發揮核心企業的管理優勢、市場優勢及品牌優勢，增強了企業今後持續發展後勁及抗風險能力。合併後廣州中藥一廠銷售額比上年同期兩廠合計銷售額增長 18.32%，稅前利潤增長 88.31%。

(2) 醫藥貿易業務（包括批發、零售及進出口）

按中國會計准則計算，貿易業務於二零零一年上半年錄得營業額約爲 1,803,514 千元，比去年同期增長 23.46%，除稅前溢利約爲 38,541 千元，比去年同期增長 23.30%；按香港會計准則計算，營業額約爲 1,803,514 千元，比去年同期增長 23.66%。除稅前溢利約爲 25,411 千元，比去年同期下降 35.29%。

隨著國家醫療體制改革進一步深化，醫藥行業市場競爭日趨激烈。與去年同期相比，報告期內貿易業務銷售毛利率下降約 1.22 個百分點。

本報告期內，貿易業務拓展省內外市場及農村市場工作成效顯著，新增的代銷品種及總經銷品種共 440 多個，其中新增獨家代理品種 5 個，新增銷售客戶 430 多個。客戶隊伍的擴大及整合進一步理順了銷售渠道，對提高營業額起到了關鍵的作用。報告期內，貿易業務重視品種結構的調整，加強進貨計劃管理和應收賬款的管理工作。期內，存貨周轉天數和應收賬款周轉天數分別比去年同期加速 14.07%和 3.28%。

爲擴展零售市場的銷售份額，貿易業務加大拓展零售藥店網絡的力度。截至 2001 年 6 月，本集團的醫藥零售網點總數從去年期末的 155 家增加到 219 家，其中主營中藥的「采芝林」藥業連鎖店 127 家，主營西藥的「健民」醫藥連鎖店 92 家。

2、 公司投資情況

(1) 募集資金使用情況

發行 H 股募集資金使用情況

本公司於 1997 年 10 月發行 219,900,000 股 H 股，募集資金淨額港幣 317,421,000 元（折算爲人民幣 340,233,000 元），截止 2001 年 6 月 30 日止，已全部按募股項目投入使用。

發行 A 股募集資金使用情況

2001 年 1 月 10 日，經中國證監會批准，本公司在國內發行 7,800 萬股 A 股股票，募集資金淨額爲 73,799 萬元，2001 年 2 月 6 日，本公司 A 股股票在上海證券交易所掛牌上市。截至 2001 年 6 月 30 日止，發行 A 股募集資金投入項目的實施情況如下：

已投入約 7,500 萬元用於重點產品技術改造及新產品產業化項目；

已投入約 2,700 萬元用於銷售網絡擴張、物流中心及商業 ERP 實施系統；

已投入約 250 萬元用於生物醫藥研究開發中心建設項目；

已投入 7,969 萬元用於企業的營運資金；

中藥新技術產業化基地項目處於籌備階段。

發行 A 股尚未使用的資金，暫時存放於銀行或補充企業流動資金，公司將根據項目實施進度分批投入。

(2) 其他投資情況

本報告期內，經本公司第二屆第二次董事會會議批准，本公司出資人民幣 1,072.5 萬元認購光大銀行法人股 550 萬股，佔該行擴股後總數 58.91 億股的 0.093%。

3、 公司財務狀況

1、 主要會計科目增減變動情況

項目	2001 年 6 月 30 日（元）	2001 年 12 月 31 日（元）	增減
總資產	3,797,261,296.17	3,011,702,084.18	26.08%
應收賬款	624,465,487.93	465,904,603.69	34.03%
其他應收款	197,110,428.87	174,653,322.34	12.86%
存貨	713,433,819.68	790,462,500.78	-9.74%
長期投資	89,779,116.77	79,430,924.17	13.03%
固定資產淨值	605,376,280.44	621,379,486.26	-2.58%
預提費用	26,881,468.71	4,638,122.33	479.45%
其他應付款	299,003,560.53	229,273,428.07	30.41%
應交稅金	51,192,759.95	35,519,653.23	44.13%
長期借款	40,000,000.00	65,000,000.00	-38.46%
股本	810,900,000.00	732,900,000.00	10.64%
資本公積	1,105,480,936.29	445,108,742.81	148.36%
	2001 年 1-6 月（元）	**2001 年 1-6 月（元）**	**增減**
主營業務利潤	599,040,209.80	522,595,652.32	14.63%
財務費用	4,525,182.18	16,793,097.22	-73.05%
所得稅	54,116,860.58	26,355,345.77	105.34%
淨利潤	90,763,780.34	81,355,802.05	11.56%

未分配利潤	58,427,180.83	-38,665,311.41

2、 相同項目與年初（或報告期與上年同期）相比增減變動超過 30%（含 30%）的會計報表項目說明

(1) 應收賬款變動由公司 2001 年 1-6 月銷售收入增加；

(2) 預提費用變動主要由於新增廣告費的預提；

(3) 其他應付款變動主要由於技術開發費及與外單位往來款增加；

(4) 應交稅金變動主要由於增値稅的增加；

(5) 長期借款變動主要由於公司倘還部分長期借款；

(6) 資本公積變動主要由於公司 2001 年增發 A 股股票而獲得的股本溢價；

(7) 財務費用變動主要由於公司利息淨支出減少；

(8) 所得稅變動主要由於所得稅率由原來的 15%變爲 33%；

(9) 未分配利潤變動系由於實行新的會計制度而計提減值準備並對以前年度追溯調整。

4、 下半年展望

下半年，A 股項目募集資金將會按計劃加速投入，隨著上述項目的逐步實施，將會進一步提高本公司的技術水平和研發能力，加快市場拓展步伐，增強企業的核心競爭力。

市場的縱深拓展和以重點產品爲主的終端市場和推介工作，將確保本公司產品銷售的持續增長。本公司將力爭 2001 年銷售額超一億元的產品達到 3 個，銷售額超五千萬元的產品達到 7 個。

本公司將加大技術創新的投入，加快中成藥新產品及生物醫藥製品的研制開發，爲本集團提供高技術含量的產品，培育新的經濟增長點。

本公司將加強資本運作力度，力爭在收購、兼併及資本擴張方面有新的突破。

針對 2001 年上半年貿易業務毛利率下降的情況，本公司將採積極拓展市場，提高銷售額，努力保持貿易業務利潤的穩定和增長。

五、重要事項

1、 本公司董事會建議不派發截至2001年6月30日止6個月的股息，亦不進行公積金轉增股本。

2、 2000年度利潤分配方案及其執行情況

根據中國會計准則計算的本集團2000年度實現淨利潤人民幣146,234,183元，按10%提取法定盈餘公積金及按10%提取公益金，兩金合計約人民幣2,924.6萬元；全年派發股息每股人民幣0.05 元（A股含稅），合計派發人民幣3,898.5萬元。上述利潤分配方案已於本報告期內執行完畢。2000年未進行公積金轉增股本。

3、 報告期內，本集團無重大訴訟、仲裁事項。

4、 報告內內，本公司無收購兼併、資產重組事項。

5、 報告期內，本公司無進行重大關聯交易。

6、 本公司與控股股東實行人員、資產、財務三分開，在經營上做到人員獨立、資產獨立、財務獨立。

(1) 在人員方面，本公司在勞動、人事及工資管理等方面獨立；經理、副經理等高級管理人員均在上市公司領取薪酬，不在股東單位任職。

(2) 在資產方面，本公司擁有獨立的生產系統、輔助生產系統和配套設施；擁有獨立的採購和銷售系統；本公司目前正在使用的38個商標的所有人爲本公司的控股股東廣州醫藥集團有限公司。本公司已於一九九七年九月一日就商標使用與廣州醫藥集團有限公司簽訂了《商標許可協定》，根據協定規定有償使用，有效期至二零零七年八月三十一日。廣州醫藥集團有限公司於二零零零年十一月二十一日出具了《關於廣州藥業使用商標到期後延期的承諾書》；承諾在商標使用期滿後以上述《商標許可協定》約定的商標使用條件自動續期10年。此外，本公司自行擁有6個註冊商標，該商標註冊在有效期內。

(3) 在財務方面，本公司設立獨立的財會部門，並建立了獨立的會計核算體系和財務管理制度；獨立在銀行開戶。

7、 報告期內，本公司未發生因託管、承包、租賃其他公司資產或其他公司託管、承包、租賃本公司資產，而爲本公司帶來達到本年度利潤總額10%以上利潤的事項。

8、 本公司2000年週年股東大會批准通過，續聘羅兵咸永道會計師事務所（香港執業會計師）和廣州羊城會計師事務所有限公司（中國註冊會計師）分別爲本公司境外及境內核數師。

9、 報告期內，本公司無其他重大合同。

10、 報告期內，本公司無重大擔保事項。

11、報告期內，本公司名稱和股票簡稱未作變更。

12、 購買、出售及購回股份

本報告期內本公司或其任何附屬公司概無購買、出售及購回或注銷本公司之上市股份。

13、 董事及監事及主要行政人員購買、出售股份限制

本公司2000年度報告中披露之本公司各董事、監事及高級管理人員在本公司及其相連法團（按《證券（披露權益）條例》之定義）之股份、認股權證及購股權中之權益在本報告期內無發生變動。除此以外，截至二零零一年六月三十日止，根據該披露權益條例第二十九條，上述人士概無向本公司披露於本公司或其任何相連法團之股份或債券中擁有任何其他權益，同時亦無獲授予或行使任何認購本公司的股份或債券的權利。

14、 由上年年報的報告日至二零零一年六月三十日，本集團於下列事項並無任何重大變化：

— 集團之銀行借款及其他借款

— 員工人數及員工工資計算方式

— 集團資產的抵押情況

15、 本集團並沒有重大的 率波動風險。

16、 最佳應用守則

於本報告期間內本公司已遵守香港聯合交易有限公司證券上市規則附錄十四所載之〔最佳應用守則〕規定。

17、 稅收優惠問題

根據廣州市財政局穗財法[2000]1063 號文件，廣州市上市公司的 2001 年企業所得稅先按 33%的法定稅率徵收後，對超過 15%的地方收入部分（18%的 60%部分）給予先徵後財政返還。據此，地方政府退稅優惠的稅率實際爲 10.8%，即本公司及直屬子公司 2001 年實際稅負爲 22.2%。地方收入部分（10.8%）的退稅返還工作，市財政部門已於本結算期後進行，初步統計 2001 年上半年可返還所得稅額約人民幣 1,500 萬元。由於財政部門未正式返還該款項，故未計入 2001 年上半年收益。

18、 審核委員會已經與管理層審閱本集團採納的會計原則、會計准則及方法，並探討審計、內部監控及財務彙報事宜，包括審閱截至 2001 年 6 月 30 日止 6 個月的未審計中期賬目。

19、 本報告期內沒有委托理財事項。2001 年 7 月 25 日，本公司第二屆第五次董事會會議以書面表決的方式通過關於委托投資的決議，同意本公司及下屬企業委托南方證券等公司進行國債及證券投資，該委托投資行爲符合法定的審議程序。具體情況詳見本公司刊登於 2001 年 7 月 27 日《中國證券報》、《香港經濟日報》及《Hong Kong iMail》的信息公告。

六、 財務會計報告（未經審計）

1、 會計報表（按中國會計准則及制度編制）

利潤分配表

編制單位：廣州藥業股份有限公司　時間：二零零一年六月三十日　單位：人民幣元

	合併	母公司				
項目	上年同期	本期	上年累計	上年同期	本期	上年累計
一、主營業務收入	2,156,087,198.60	2,644,970,813.82	4,222,857,015.97	0.00	0.00	0.00
減：主營業務成本	1,622,777,837.51	2,034,004,853.14	3,201,331,862.39	0.00	0.00	0.00
主營業務稅金及附加	10,713,708.77	11,925,750.88	19,792,568.06	0.00	0.00	0.00
二、主營業務利潤	522,595,652.32	599,040,209.80	1,001,732,585.52	0.00	0.00	0.00
加：其他業務利潤	16,031,828.05	15,768,155.71	36,439,662.67	278,348.69	144,759.20	2,433,359.33
減：營業費用	180,077,654.32	198,870,670.83	348,172,061.02	0.00	0.00	0.00
管理費用	227,972,866.79	255,801,958.85	466,504,180.72	4,905,690.33	9,359,129.35	13,594,661.68
財務費用	16,793,097.22	4,525,182.18	27,913,527.64	-3,028,219.66	-11,467,816.56	-5,357,377.21
三、營業利潤	113,783,862.04	155,610,553.65	195,582,478.81	-1,599,121.98	2,253,446.41	-5,803,925.14

加：投資收益	3,673,055.16	-1,764,079.66	4,647,887.81	82,953,293.04	93,247,754.10	147,368,727.11
補貼收入	0.00	331,906.00	9,288,486.45	0.00	0.00	0.00
營業外收入	4,008,835.09	3,164,701.46	18,407,208.86	10,260.00	83.13	10,344.91
減：營業外支出	8,155,086.60	5,490,460.63	12,787,569.70	8,629.01	864.03	138,279.72
四、利潤總額	113,310,665.69	151,852,620.82	215,138,492.23	81,355,802.05	95,500,419.61	141,436,867.16
減：所得稅	26,355,345.77	54,116,860.58	62,725,426.49	0.00	0.00	0.00
少數股東損益	5,599,517.87	6,971,979.90	10,976,198.58	0.00	0.00	0.00
五、淨利潤	81,355,802.05	90,763,780.34	141,436,867.16	81,355,802.05	95,500,419.61	141,436,867.16
加：年初未分配利潤	-80,260,940.54	-32,336,599.51	-80,260,940.54	5,068,248.70	79,232,742 42	5,068,248.70
其他轉入	0.00	0.00	0.00	0.00	0.00	0.00
六、可供分配的利潤	1,094,861.51	58,427,180.83	61,175,926.62	86,424,050.75	174,733,162.03	146,505,115.86
減：提取法定盈餘公積	12,551,086.46	0.00	33,689,813.01	8,135,580.21	0.00	14,143,686.72
提取法定公益金	12,551,086.46	0.00	33,689,713.12	8,135,580.21	0.00	14,143,686.72
提取職工獎勵及福利基金	0.00	0.00	0.00	0.00	0.00	0.00
提取儲備基金	0.00	0.00	0.00	0.00	0.00	0.00
提取企業發展基金	0.00	0.00	0.00	0.00	0.00	0.00
利潤歸還投資	0.00	0.00	0.00	0.00	0.00	0.00
七、可供投資者分配的利潤	-24,007,311.41	58,427,180.83	-6,203,599.51	70,152,890.33	174,733,162.03	118,217,742.42
減：應付優先股股利	0.00	0.00	0.00	0.00	0.00	0.00
提取任意盈餘公積	0.00	0.00	0.00	0.00	0.00	0.00
應付普通股股利	14,658,000.00	0.00	26,133,000.00	14,658,000.00	0.00	38,985,000.00
轉作股本的普通股股利	0.00	0.00	0.00	0.00	0.00	0.00
彌補累計虧損	0.00	0.00	0.00	0.00	0.00	0.00
八、未分配利潤	-38,665,311.41	58,427,180.83	-32,336,599.51	55,494,890.33	174,733,162.03	79,232,742 42

利潤表附表

報告期利潤	淨資產收益率(%)		每股收益（元）	
	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	27.79	30.14	0.7387	0.7508
營業利潤	7.22	7.83	0.1919	0.1950
淨利潤	4.21	4.57	0.1119	0.1138
扣除非經常性損益後的淨利潤	4.3	4.67	0.1144	0.1163

2、 會計報表附註

（1） 會計制度

本公司自 2001 年 1 月 1 日起執行《企業會計制度》和《企業會計准則》及補充規定。

（2）　合併會計報表合併範圍變化情況

與上年年末相比，本期減少合併企業一家，系廣州眾勝藥廠。本公司的子公司廣州中藥一廠於報告期內吸收合併廣州眾勝藥廠，所以廣州眾勝藥廠不再納入本報告期的合併範圍。

本公司持有廣州廣京中藥技術創新中心有限公司及廣州采芝林白雲藥品批發商場有限公司的股權，比例分別爲 70%和 80%。由於這兩個子公司的資產總額、銷售收入及淨利潤中本公司所擁有的數額，佔本公司與所有子公司資產總額的合計額、銷售收入的合計額及本公司各期淨利潤額的比率在 10%以下，根據財會二字[1996]2 號《關於合併會計報表合併範圍請示的復函》的規定，沒有將這兩個子公司納入合併範圍。

廣州奇星藥廠屬下的廣州奇星藥業有限公司是外商投資企業，執行《中華人民共和國外商投資企業會計制度》，沒有按照《企業會計制度》的要求計提資產減值準備。本公司在編制合併會計報表時已按有關的會計政策對其資產減值準備進行了調整。

（3）　會計政策變更及影響

本公司原執行《股份有限公司會計制度》。根據財政部財會[2000]25 號文規定，本公司從 2001 年 1 月 1 日起執行《企業會計制度》。

根據《企業會計制度》的規定，經董事會同意，從 2001 年 1 月 1 日起，本公司對固定資產、無形資產和在建工程分別計提減值準備。本報告期計提固定資產減值準備 21,431,071.51 元、無形資產減值準備 9,384,070.90 元和在建工程減值準備 19,462,536.04 元。開辦費由原按五年攤銷改爲一次性記入開業當期損益，對於上述會計政策的變更，本公司採用追溯調整法進行賬務處理，調整減少了 2000 年年初未分配利潤 45,480,362.84 元，2000 年度淨利潤 4,797,315.61 元及 2000 年末未分配利潤 33,356,435.30 元，相應減少盈餘公積 12,970,306.75 元。

由於上述會計政策的變更，導致本公司 2001 年年初未分配利潤出現紅字，本公司用 2001 年中期利潤進行彌補。

（4）　企業所得稅

本公司按照《中華人民共和國企業所得稅暫行條例》的規定繳納企業所得稅。

根據廣州市財政局穗財法[2000]1063 號文件，廣州市上市公司的 2001 年企業所得稅先按

33%的法定稅率徵收後，對超過15%的地方收入部份（18%的60%部份）給予先徵後財政返還。據此地方政府退稅優惠的稅率實際為10.8%，即本公司及直屬子公司2001年實際稅負為22.2%。

簡明綜合損益表

（按香港普遍採納會計原則編制）

截至二零零一年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二零零一年 人民幣千元	 二零零零年 人民幣千元
營業額	二	2,644,971	2,150,903
銷售成本		(2,034,005)	(1,617,523)
毛利		610,966	533,380
其他收益		32,657	33,756
分銷成本，行政開支及其他經營開支		(516,821)	(437,809)
經營盈利	三	126,802	129,327
融資成本		(18,843)	(17,482)
應佔盈利減虧損			
共同控制實體		(666)	(539)
聯營公司		286	471
除稅前盈利		107,579	111,777
稅項	四	(54,194)	(27,166)
除稅後盈利		53,385	84,611
少數股東權益		(1,322)	(6,219)
淨利潤		52,063	78,392
轉往資本公積	十	(300)	(3,060)
股東應佔溢利		51,763	75,332
股息	五	24,327	36,645

每股溢利	六	RMB0.0645	RMB0.1070

由於已確認損益表之唯一項目爲上述淨利潤人民幣 52,063,000 元（二零零零年：人民幣 78,392,000 元），故此並無呈列已確認損益報表。

簡明綜合資產負債表

（按香港普遍採納會計原則編制）

二零零一年六月三十日及二零零零年十二月三十一日結算

	附註	二零零一年 未經審核 二零零一年 六月三十日 人民幣千元	二零零零年 重新列示 二零零零年 十二月三十一日 人民幣千元
遞延費用		84,685	89,909
固定資產及在建工程		1,087,623	1,135,065
共同控制實體權益		39,072	39,738
聯營公司權益		3,176	2,967
投資證券		47,612	33,003
流動資產			
存貨		713,433	789,098
貿易及其他應收款	七	867,564	678,313
銀行結餘及現金		1,143,008	488,333
		2,724,005	1,955,744
流動負債			
貿易及其他應付款	八	995,176	929,621
長期銀行貸款之一年內應償還額		24,000	34,000
應付稅項		51,193	35,520
短期銀行貸款		396,620	478,000
		1,466,989	1,477,141
流動資產淨額		1,257,016	478,603
總資產減流動負債		2,519,184	1,779,285

資金來源:			
股本		810,900	732,900
股份溢價	九	780,405	120,333
儲備	十	618,682	631,352
保留盈餘	十一	154,638	89,905
擬派股息	五	-	24,327
股東權益		2,364,625	1,598,817
少數股東權益		114,559	115,468
長期銀行貸款		40,000	65,000
		2,519,184	1,779,285

簡明賬目附註
（按香港普遍採納會計原則編制）

一　編制基準及會計政策

本集團除了採納了下列由香港會計師公會頒佈之會計實務準則（此等會計實務準則於二零零一年一月一日或以後之會計期間生效）而改變若干會計政策外，於編制此簡明中期賬目所採用之會計政策及計算方法與截至二零零零年十二月三十一日止年度之年度賬目中所採用者一致：

會計實務準則第 9 號（經修訂）	:	結算日後之事項
會計實務準則第 14 號（經修訂）	:	租賃（於二零零零年七月一日或以後之會計期間生效）
會計實務準則第 26 號	:	分部報告
會計實務準則第 28 號	:	準備、或有負債及或有資產
會計實務準則第 31 號	:	資產減值
會計實務準則第 32 號	:	綜合賬目及附屬公司投資會計處理

下列爲本集團採納會計實務準則會計政策之改變及影響：

(1)　會計實務準則第 9 號(經修訂)　:　結算日後之事項

根據已修改的會計實務準則第 9 號，本集團不再將資產負債表日後建議或宣派的股息確認爲負債。這一會計政策的變化已經過追朔調整以使比較期數字符合變化了的會計政策。

詳見於附註十一，二零零零年一月一日的年初保留盈餘增加了人民幣 21,987,000 元，作爲沖回一九九九年底對一九九九年十二月三十一日後提出的股息分配所作準備。這一分配方案在資產負債表日後才公佈，而在此之前已確認爲負債。二零零一年一月一日的年初保留盈餘增加了人民幣 24,327,000 元，作爲沖回二零零零年底爲二零零零年十二月三十一日後提出的股息分配所作準備。這一分配方案在資產負債表日後才公佈，而在此之前已確認爲負債 。

由於不需再對提出的股息分配確認準備，這一調整導致二零零零年十二月三十一日的短期負債減少了人民幣 24,327,000 元。因沒有宣派中期股息，故此對二零零一年六月三十日的流動責債並無影響。

(2) 會計實務準則第 26 號 ：分部報告

於此簡明中期賬目附註二，本集團已披露了根據會計實務準則第 26 號定義之分部收入及業績。根據本集團之內部財務報告形式，本集團已決定以業務分部資料作爲主要報告形式，而地區分部資料則作爲次要報告形式，比較數字亦已提供。

除上述之影響外，本集團並未因採納上述其他新會計政策而受到重大影響。

二 分部資料

本集團主要從事(1)中成藥製造；(2)醫藥貿易業務，包括批發、零售和進出口西藥、中成藥、中藥和醫療設備。

(1) 本集團之業務分部營業額及業績分析如下：

	截至二零零一年六月三十日止六個月					
	製造	批發	零售	進出口	抵銷	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額						
外部	841,457	1,588,581	173,503	41,430	-	2,644,971
內部	15,504	299,509	-	-	(315,013)	-
合計	856,961	1,888,090	173,503	41,430	(315,013)	2,644,971
分部業績	93,271	30,703	8,596	1,119	(3,743)	129,946
未分類成本						(3,144)

	製造	批發	零售	進出口	抵銷	集團
經營溢利						126,802
融資成本						(18,843)
應佔盈利減虧損						
共同控制企業	(666)					(666)
聯營公司	286					286
除稅前盈利						107,579
稅項						(54,194)
少數股東權益						(1,322)
淨利潤						52,063

	截至二零零零年六月三十日止六個月					
	製造	批發	零售	進出口	抵銷	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額						
外部	692,441	1,225,267	195,839	37,356	-	2,150,903
內部	-	80,534	-	145	(80,679)	-
合計	692,441	1,305,801	195,839	37,501	(80,679)	2,150,903
分部業績	83,024	39,833	9,847	1,527	-	134,231
未分類成本						(4,904)
經營溢利						129,327
融資成本						(17,482)
應佔盈利減虧損						
共同控制企業	(539)					(539)
聯營公司	471					471
除稅前盈利						111,777
稅項						(27,166)
少數股東權益						(6,219)
淨利潤						78,392

未分類成本指集團費用。

(2) 因爲集團在中國以外市場的營業額及經營業績佔整個集團營業額及經營業績均少於10%，所以並無提供本集團之主要地區分部收益及分部業績分析。

三 經營盈利

	截至六月三十日止六個月	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
經營盈利已扣除下列項目：		
固定資產折舊及攤銷	34,296	28,959
固定資產及在建工程之減值損失	50,277	-
出售固定資產損失	74	588

四 稅項

在簡明綜合損益表支銷之稅項如下：

	截至六月三十日止六個月	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
中國企業所得稅	54,117	27,077
應佔聯營公司稅項	77	89
	54,194	27,166

根據廣州市財政局[2000]1063 號文的規定，廣州市上市公司的企業所得稅於二零零一年可先按 33%的法定稅率徵收後，對超過 15%的部分按隸屬關係由各級財政（即所得稅 18%的60%）給予返還。故此現行所得稅退稅率爲 10.8%。本公司及主要子公司於二零零一年實際所得稅率爲 22.2%。本公司已向廣州市財政局提出退稅申請，退稅金額預計爲人民幣15,000,000 元。由於財政部門未正式返還該款項，故此未計入 2001 年上半年收益。

集團屬下於中國以外地方成立的公司須根據彼等經營的國家的稅務法律按應課稅收入繳付所得稅。

五 股息

	截至六月三十日止六個月	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
已派二零零零年度末期股息每股人民幣 0.03 元（一九九九年已派：人民幣 0.03）（註釋 1）	24,327	21,987
擬派二零零一年度中期股息每股人民幣零元（一九九九年已派：人民幣 0.02）	-	14,658
	24,327	36,645

註釋：

(1) 在此前所記錄的於資產負債表日後記錄並宣佈派發的股息已在一九九九年十二月三十一日及二零零零年十二月三十一日之期末報表中預提，金額分別爲人民幣 21,987,000 元及人民幣 24,327,000 元。根據本集團於附註一(1)中所提及的新會計政策，此預提金額已在二零零零年一月一日及二零零一年一月一日之期初保留盈餘中沖銷（附註十一），並已記錄於實際派發期間。

六　每股溢利

截至二零零一年六月三十日止六個月每股溢利乃按淨利潤人民幣 52,063,000 元（二零零零年：人民幣 78,392,000 元）及年內已發行之加權平均數 807,021,547 股（二零零零年：732,900,000 股）計算。

七　貿易及其他應收款

貿易應收款及其他應收款包括貿易應收賬款，按其賬齡分析如下：

	二零零一年 六月三十日 人民幣千元	二零零零年 十二月三十一日 人民幣千元
六個月內	579,833	413,173
六個月到一年	15,690	14,197
一年到兩年	2,647	6,454
	598,170	433,824

由賒銷所產生的貿易應收款一般可享有一至三個月的信貸期。

八　貿易及其他應付款

貿易應付款及其他應付款包括貿易應付賬款，按其賬齡分析如下：

	二零零一年 六月三十日 人民幣千元	二零零零年 十二月三十一日 人民幣千元
一年以內	450,576	477,378
一年到兩年	39,331	17,086
兩年到三年	30,143	22,262
	520,050	516,726

九　股本溢價

	人民幣千元
二零零零年及二零零一年一月一日	120,333
A股上市股本溢價扣除上市費用	660,072
二零零一年六月三十日	780,405

十　儲備

	資本 公積金 (附註 a) 人民幣千元	法定 盈餘公積金 (附註 b) 人民幣千元	法定 公益金 (附註 b) 人民幣千元	任意 盈餘公積金 (附註 b) 人民幣千元	合計 人民幣千元
二零零零年一月一日	425,603	59,540	60,762	45,289	591,194
轉撥自本年度保留盈餘	11,675	47,885	26,408	9,425	95,393
轉撥至保留盈利	-	(4,663)	(18,959)	(31,613)	(55,235)
二零零零年十二月三十一日	437,278	102,762	68,211	23,101	631,352

二零零一年一月一日	437,278	102,762	68,211	23,101	631,352
轉撥自本年度保留盈餘	300	-	-	-	300
轉撥至保留盈利	-	(649)	(6,600)	(5,721)	(12,970)
二零零一年六月三十日	437,578	102,113	61,611	17,380	618,682

(a) 資本公積金

本期間由保留盈餘之轉拔是因本集團一附屬公司被評定爲「高新技術企業」而享受之財政局撥款。

(b) 由於中國會計準則及法規的某些改變，本集團於本期轉拔部分此等公積金至保留盈餘。

十一保留盈餘

	人民幣千元
於二零零零年一月一日- 如前所呈列	33,798
採用會計實務準則第 9 號(經修訂)之影響	21,987
於二零零零年一月一日－重新列示	55,785
支付一九九九年度之末期股息	(21,987)
本年度淨利潤	135,250
轉撥至儲備金	(40,158)
支付二零零零年度之中期股息	(14,658)
	114,232
保留盈餘	89,905
二零零零年度擬派股息	24,327
	114,232
本公司及附屬公司	118,094
共同控制實體	(2,261)
聯營公司	(1,601)

於二零零零年十二月三十一日	114,232
於二零零一年一月一日－如前所呈列	89,905
採用會計實務準則第 9 號（經修訂）之影響	24,327
於二零零一年一月一日－重新列示	114,232
支付二零零零年度之末期股息	(24,327)
期間淨利潤	52,063
轉撥自儲備	12,670
	154,638
保留盈餘	154,638
二零零一年度中期擬派股息	—
	154,638
本公司及附屬公司	158,957
共同控制實體	(2,927)
聯營公司	(1,392)
於二零零一年六月三十日之保留盈餘	154,638

七、備查文件目錄

1、　載有公司法定代表人董事長親筆簽名的中期報告；

2、　載有公司法定代表人、總會計師、財務負責人簽名並蓋章的會計報表；

3、　報告期內在《香港經濟日報》、《Hong Kong iMail》、《中國證券報》、《上海證券報》上公開披露的所有公司文件的正本及公告原稿；

4、　2001 年中期報告（摘要）；

5、　《公司章程》

附註：

1. 以上備查文件可於本報告所載公司資料章節索取查閱。

2. 本報告分別以中、英文兩種語言編訂，兩個文體若出現解釋上的歧義時，以中文本爲確。

廣州藥業股份有限公司
董事長
蔡志祥

二零零一年八月二十日

本公司將按香港聯合交易所要求，於二零零一年九月三十日前在該交易所網頁公佈二零零一年中報資料。

廣州藥業股份有限公司

Zuangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

第二屆第六次董事會會議決議公告

廣州藥業股份有限公司(以下簡稱本公司)第二屆第六次董事會會議於 2001 年 8 月 17 日在本公司二樓會議室召開，會議應到董事 9 人，實到董事 5 人。董事長蔡志祥先生主持了會議；本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過會議充分討論，到會董事一致表決同意，並形成以下決議：

1、 審議通過本公司二零零一年中期報告；

2、 審議通過本公司二零零一年中期未經審核的財務報告及利潤分配方案；

按中國會計准則計算,截至二零零一年六月三十日止六個月期間，本集團的營業額約爲 2,644,971 千元，除稅前盈利約爲 151,853 千元，淨利潤約爲 90,764 千元。按香港普遍採納之會計原則計算，截至二零零一年六月三十日止六個月期間，本集團營業額約爲 2,644,971 千元，除稅前盈利約爲 107,579 千元，淨利潤約爲 52,063 千元。

根據本公司發展需要，中期利潤除彌補期初未分配利潤負數外，不再進行利潤分配，不派發 2001 年中期股息。

3、 審議通過本公司執行《企業會計制度》提取固定資產等四項減值準備及建立相應內部控制制度的議案；

根據財政部財會[2000]25 號文通知，公司自 2001 年 1 月 1 日起執行《企業會計制度》，並從二零零一年中期開始增加計提固定資產、在建工程、無形資產和委託貸款四項減值準備，同時建立和健全相應的內部控制制度。

4、 審議通過本公司實施長期激勵機制的議案；

公司實施「業績股票」形式的股權激勵制度，設定公司的業績目標爲淨資產利潤率達到 12%，在此情況下按照不高於公司當年利潤的 6%提取激勵基金進行獎勵。激勵基金在當年的經營成本中列支。股權激勵和公司業績考核、崗位績效考核緊密挂 。董事會下設專門機構-薪酬委員會負責公司股權激勵和考核的管理。

5、 審議通過召開二零零一年第一次臨時股東大會藉以審議包括本公司實施長期激勵機制在內的各項議案；召開二零零一年第一次臨時股東大會的具體時間及有關事項另行公告。

廣州藥業股份有限公司
董事會

二零零一年八月十七日

廣州藥業股份有限公司

Zuangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

第二屆第三次監事會會議決議公告

廣州藥業股份有限公司(以下簡稱本公司)第二屆第三次監事會會議於二零零一年八月十七日在本公司二樓會議室召開。監事會主席陳燦英先生主持了會議，會議全體監事出席了會議，符合《公司法》及本公司《章程》之規定。經過會議審議表決，通過了如下事項：

1、 審議通過本公司二零零一年中期報告；

2、 審議通過本公司二零零一年中期未經審核的財務報告及利潤分配方案；

3、 審議通過本公司執行《企業會計制度》提取固定資產等四項減值準備的議案；

4、 審議通過本公司實施長期激勵機制的方案；

5、 審議通過召開二零零一年第一次臨時股東大會藉以審議包括本公司實施長期激勵機制在內的各項議案；

廣州藥業股份有限公司
監事會

二零零一年八月十七日


廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited

02 APR -2 AM 8:21

二零零一年中期報告

重要提示：本公司董事會保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。公司中期財務會計報告未經審計。

目錄 頁次

一	公司簡介	2
二	主要財務資料和指標	3
三	股本變動及主要股東持股情況	6
四	經營情況討論與分析	8
五	重要事項	13
六	財務報告	
	根據中國會計準則及製度編制	15
	根據香港普遍採納之會計原則編製	44
七	備查文件目錄	58

一、公司簡介

1.	公司法定中文名稱：	廣州藥業股份有限公司
	中文名稱縮寫：	廣州藥業
	英文名稱：	Guangzhou Pharmaceutical Company Limited
	英文名稱縮寫：	GPC
2.	公司註冊及辦公地址：	中國廣東省廣州市沙面北街45號
	郵遞區號：	510130
	電話：	(8620) 81218103
	傳真：	(8620) 81876408
	公司國際互聯網網址：	http://www.gzphar.com
	電子郵箱：	sec@gpc.com.cn
	在香港主要營業地點：	香港金鐘道89號力寶中心第2座 20樓2005室
3.	公司法定代表人：	蔡志祥
4.	公司董事會秘書：	何舒華
	聯繫地址：	中國廣東省廣州市沙面北街45號
	電話：	(8620) 81218117
	傳真：	(8620) 81876408
	董事會秘書電子郵箱：	hesh@gpc.com.cn
5.	公司選定的信息披露報紙為：	中國《上海證券報》、《中國證券報》 香港《香港經濟日報》、《Hong Kong iMail》(英文報)
6.	中國證監會指定登載公司中期報告的國際互聯網網址：	http://www.sse.com.cn
	香港登載公司中期報告互聯網網址：	http://www.hkex.com.hk
7.	公司中期報告備置地點：	中國廣東省廣州市沙面北街45號二樓 廣州藥業股份有限公司董事會秘書處
8.	股票上市交易所名稱及編碼：	A股：上海證券交易所 代碼：600332　股票簡稱：廣州藥業 H股：香港聯合交易所有限公司 代碼：0874　股票簡稱：廣州藥業

二、主要財務資料和指標

1、 按中國會計准則編制的主要財務指標(人民幣元)

	截至2001年6月30日止6個月(未經審計)	截至2000年6月30日止6個月(未經審計)	截至2000年12月31日止12個月(已經調整未經審計)
主營業務收入	2,644,970,813.82	2,156,087,198.60	4,222,857,015.97
淨利潤	90,763,780.34	81,355,802.05	141,436,867.16
扣除非經常性損益後的淨利潤	92,757,633.51	85,502,053.56	126,528,741.55
每股收益(攤薄)	0.1119	0.111	0.1622
每股收益(加權)	0.1138	0.111	0.1622
淨資產收益率	4.21%	5.8%	10.08%
每股經營活動產生的現金流量淨額	0.062	0.274	0.39

	於2001年6月30日(未經審計)	於2000年6月30日(未經審計)	於2000年12月31日(已經調整未經審計)
總資產	3,797,261,296.17	3,028,611,639.23	3,011,072,084.18
資產負債率	40.60%	49.18%	52.79%
股東權益(不包含少數股東權益)	2,155,913,778.31	1,403,205,717.99	1,326,777,804.49
每股淨資產	2.66	1.91	1.64
調整後的每股淨資產	2.51	1.73	1.68

註：

(1) 以上財務報表資料和指標均以合併報表數計算，2000年資料已按照《企業會計制度》及新會計准則追溯調整。

(2) 非經常性損益涉及項目及金額：營業外收入3,164,701.46元；營業外支出5,490,460.63元；補貼收入331,906元。

2、 按中國會計准則編制的利潤表附表

報告期利潤	淨資產收益率(%)		每股收益(元)	
	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	27.79	30.14	0.7387	0.7508
營業利潤	7.22	7.83	0.1919	0.1950
淨利潤	4.21	4.57	0.1119	0.1138
扣除非經常性損益後的淨利潤	4.3	4.67	0.1144	0.1163

註：

(1) 本報告期末到業績摘要披露日，公司的股本未發生變化。

(2) 全面攤薄淨資產收益率和每股收益的計算公式如下：
全面攤薄淨資產收益率=報告期利潤÷期末淨資產
全面攤薄每股收益=報告期利潤÷期末股份總數

(3) 加權平均淨資產收益率(ROE)的計算公式如下：
加權平均淨資產收益率(ROE)=

$$\frac{P}{Eo+NP\div 2+Ei\times Mi\div Mo-Ej\times Mj\div Mo}$$

其中：P為報告期利潤；NP為報告期淨利潤；Eo為期初淨資產；Ei為報告期發行新股或債轉股等新增淨資產；Ej為報告期回購或現金分紅等減少淨資產；Mo為報告期月份數；Mi為新增淨資產下一月份起至報告期期末的月份數；Mj為減少淨資產下一月份起至報告期期末的月份數。

(4) 加權平均每股收益(EPS)的計算公式如下：
加權平均每股收益(EPS)=

$$\frac{P}{So+S1+Si\times Mi\div Mo-Sj\times Mj\div Mo}$$

其中：P為報告期利潤；So為期初股份總數； Sl為報告期因公積金轉增股本或股票股利分配等增加股份數；Si為 報告期因發行新股或債轉股等增加股份數；Sj為報告期因回購或縮股等減少股份數；Mo為報告期月份數；Mi為新增股份下一月份起至報告期期末的月份數；Mj 為減少股份下一月份起至報告期期末的月份數。

二、主要財務資料和指標(續)

3、 按香港普遍採納之會計原則編制的主要財務指標(人民幣千元)

損益表 項目	截至2001年 6月30日 止6個月 (未經審計)	截至2000年 6月30日 止6個月 (未經審計)
營業額	2,644,971	2,150,903
稅前盈利	107,579	111,777
稅項	54,194	27,166
除稅後盈利	53,385	84,611
少數股東權益	1,322	6,219
淨利潤	52,063	78,392

資產負債表 項目	於2001年 6月30日 (未經審計)	於2000年 12月31日
總資產	3,986,173	3,256,426
總負債(包括少數股東權益)	1,621,548	1,657,609
資產淨值	2,364,625	1,598,817
資產負債率*	40.68%	50.90%

* 資產負債率乃根據以下公式計算:總負債/總資產×100%

4、 按照中國會計准則和香港普遍採納之會計原則編制2001年中期之淨利潤差異說明:

	(未經審計) 人民幣千元
按中國會計准則編制之淨利潤	90,764
職工住房改造款攤銷	(5,224)
對固定資產評估增值部分補提當年折舊	(722)
沖銷多計提之技術開發費	9,003
沖回已於以前年度計提的壞賬撥備	4,504
確認補助收入	300
固定資產及在建工程減值損失於當年反映	(50,277)
沖銷預支款項	(1,935)
少數股東權益的差異	5,650
按香港普遍採納之會計原則編制之淨利潤	52,063

三、股本變動及主要股東持股情況

1. 股本變動情況

股份變動情況表（數量單位：股）

	本次變動前	本次變動增減(+，－) 增發	本次變動後
一、未上市流通股份			
發起人股份：			
國家持有股份	513,000,000	－	513,000,000
未上市流通股份合計	513,000,000	－	513,000,000
二、已上市流通股份			
1、人民幣普通股(A股)	－	78,000,000	78,000,000
2、境外上市的外資股(H股)	219,900,000	－	219,900,000
已上市流通股份合計	219,900,000	78,000,000	297,900,000
三、股份總數	732,900,000	78,000,000	810,900,000

註：本報告期內，因本公司於2001年1月10日在國內發行7,800萬股人民幣普通股(A股)，故本公司總股本由2001年期初的73,290萬股增至2001年上半年期末的81,090萬股，國家股佔總股本比例由70%降至63.26%，流通股佔總股本比例由30%增至36.74%。

三、股本變動及主要股東持股情況(續)

2. 主要股東持股情況

持有本公司股份前10名股東情況一覽表(截止2001年6月30日)

股東名稱	股份性質	持股數(股)	佔總股本比例(%)
廣州醫藥集團有限公司	國家股	513,000,000	63.26
香港中央結算(代理人)有限公司	H股	218,485,000	26.94
HSBC NOMINEES (HONG KONG) LIMITED	H股	800,000	0.099
王保國	H股	250,000	0.031
興和基金	A股	216,890	0.027
興業證券	A股	210,260	0.026
姚雲峰	A股	200,000	0.025
鄧大凱	A股	183,500	0.023
李菊光	A股	180,071	0.022
德井百貨	A股	160,600	0.020
陳梅蘭	A股	144,201	0.018

註:

(1) 廣州醫藥集團有限公司代表國家持有股份,其於報告期內股份無增減變動情況,且其所持有股份無質押、凍結情況;前10大股東間不存在關聯關係。

(2) 根據香港中央結算(代理人)有限公司通知,截至2001年6月29日止,下列中央結算系統參與者在中央結算系統股票戶口內持有並超過本公司已發行H股股份總數的10%:

股東名稱	持股數(股)	佔總股本比例(%)
香港上海滙豐銀行	31,513,000	14.33%
國泰君安證券(香港)有限公司	27,078,000	12.31%

四、經營情況討論與分析

（除特別註明外，本報告涉及的財務資料均節錄自本集團按中國會計准則及制度編制之賬項）

本公司經營業務範圍：廣州藥業及附屬企業〔本集團〕主要從事(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務。

1、 報告期內公司主要經營情況

按中國會計准則計算，截至2001年6月30日止6個月期間，本集團的營業額約為2,644,971千元，比去年同期增長22.67%；除稅前盈利約為151,853千元,比去年同期增長34.00%；淨利潤約為90,764千元，比去年同期增長11.56%。

按香港普遍採納之會計原則計算，截至2001年6月30日止6個月期間，本集團營業額約為2,644,971千元，比去年同期增長22.97%；除稅前溢利約為107,579千元，比去年同期下降3.76%；淨利潤約為52,063千元，比去年同期下降33.59%。

按香港會計原則編制的除稅前溢利、淨利潤下降的原因，主要是因本集團執行國家財政部今年頒佈的《企業會計制度》，在會計政策上發生重大變更，增加了固定資產、在建工程等減值準備。經董事會同意，本報告期計提固定資產、在建工程等減值準備共約人民幣5,027.7萬元。按財政部財會字[2001]17號文通知，該項準備採用追溯調整法進行會計處理，調整期初留存收益，而按香港會計原則該項準備屬於非政策性調整，所提準備全數計入當期損益，故直接影響本期除稅前溢利及淨利潤。

影響淨利潤的另一個原因為所得稅率的變化，詳見第五部分之稅收優惠問題說明。

2001年上半年，本集團製造業務(「製造業務」)及貿易業務(「貿易業務」)的營業額分別佔本集團營業額約31.81%及約68.19%，製造業務及貿易業務的除稅前溢利則分別佔本集團的除稅前溢利約74.62%及約25.38%。

四、經營情況討論與分析(續)

(1) 中成藥製造業務

按中國會計准則計算，製造業務於二零零一年上半年營業額約為841,457千元，比去年同期增長21.03%，除稅前溢利約為113,311千元，比去年同期增長38.08%；按香港會計准則計算，營業額約為841,457千元，比去年同期增長21.52%，除稅前溢利約為82,168千元，比去年同期增長13.32%。

製造業務致力於拓展省內外市場，加強對醫院及零售終端的推介宣傳工作，整合經銷商，建立市場信息網路，做好市場分析工作，在大力拓展本公司消渴丸、夏桑菊、華佗再造丸等重點產品市場的同時，積極開拓清熱消炎寧、鼻咽清毒顆粒等有市場潛力的二線品種。此外，製造業務進一步加強與本公司貿易企業的合作，提高了企業的資源利用率，促進了烏雞白鳳丸、川貝枇杷口服液等產品的銷售增長。

2001年上半年銷售額顯著增長的重點產品有消渴丸、華佗再造丸、夏桑菊、烏雞白鳳丸、王老吉沖服涼茶、追風透骨丸等，其中，華佗再造丸在東歐市場銷量大幅度增長。重點產品銷量顯著增長是製造業務利潤顯著增長的主要來源。

製造業務積極加強生產成本及費用控制。報告期內，主要產品的平均單位成本比去年同期下降3.24個百分點，經營費用率比去年同期下降4.25個百分點，對製造業務利潤的增長起到重要作用。

為確保企業的未來發展，本公司加快技術創新和新產品研發工作。於報告期內，投產的有「石斛夜光顆粒」、「益婦止血丸」二個產品，已經完成研究並申報批文的有二個產品，正在研究開發的有「熱咳清顆粒」等十七個產品。報告期內，新產品銷售額達人民幣約4,500萬元。

報告期內，本公司致力加快企業的技術改造步伐。正在進行的主要技術改造項目有廣州星群藥業股份有限公司引進高速全自動顆粒生產線；廣州奇星藥廠引進微波乾燥線；廣州潘高壽藥業股份有限公司進行膏露車間GMP改造；廣州羊城藥業股份有限公司丸劑車間GMP改造等。目前，為適應重點產品消渴丸的市場需求，廣州中藥一廠正在積極籌備遷廠改造工作。技術改造將有助於提高生產技術和生產能力，進一步增強本集團的核心競爭力。

本公司繼續推進製造企業ERP項目的實施工作，目前已有四家企業的ERP系統投入運行，其他製造企業的ERP系統預計於明年上半年完成。ERP的實施，對規範企業的業務流程，優化企業的資源組合，提高企業的管理水平和決策水平起到了重要作用。

報告期內，製造業務的存貨周轉天數和應收賬款周轉天數分別比去年同期加速18.52%和30.40%。

四、經營情況討論與分析(續)

(1) 中成藥製造業務(續)

本公司附屬企業廣州中藥一廠於報告期內成功吸收合併廣州眾勝藥廠。該項合併使本公司進一步優化了企業內部資源配置，充分發揮核心企業的管理優勢、市場優勢及品牌優勢，增強了企業今後持續發展後勁及抗風險能力。合併後廣州中藥一廠銷售額比上年同期兩廠合計銷售額增長18.32%，稅前利潤增長88.31%。

(2) 醫藥貿易業務(包括批發、零售及進出口)

按中國會計准則計算，貿易業務於二零零一年上半年錄得營業額約為1,803,514千元，比去年同期增長23.46%，除稅前溢利約為38,541千元，比去年同期增長23.30%；按香港會計准則計算，營業額約為1,803,514千元，比去年同期增長23.66%，除稅前溢利約為25,411千元，比去年同期下降35.29%。

隨著國家醫療體制改革進一步深化，醫藥行業市場競爭日趨激烈。與去年同期相比，報告期內貿易業務銷售毛利率下降約1.22個百分點。

本報告期內，貿易業務拓展省內外市場及農村市場工作成效顯著，新增的代銷品種及總經銷品種共440多個，其中新增獨家代理品種5個，新增銷售客戶430多個。客戶隊伍的擴大及整合進一步理順了銷售渠道，對提高營業額起到了關鍵的作用。

報告期內，貿易業務重視品種結構的調整，加強進貨計劃管理和應收賬款的管理工作。期內，存貨周轉天數和應收賬款周轉天數分別比去年同期加速14.07%和3.28%。

為擴展零售市場的銷售份額，貿易業務加大拓展零售藥店網絡的力度。截至2001年6月，本集團的醫藥零售網點總數從去年期末的155家增加到219家，其中主營中藥的「采芝林」藥業連鎖店127家，主營西藥的「健民」醫藥連鎖店92家。

2、 公司投資情況

(1) 募集資金使用情況

發行H股募集資金使用情況

本公司於1997年10月發行219,900,000股H股，募集資金淨額港幣317,421,000元(折算為人民幣340,233,000元)，截止2001年6月30日止，已全部按募股項目投入使用。

四、經營情況討論與分析(續)

(1) 募集資金使用情況(續)

發行A股募集資金使用情況

2001年1月10日，經中國證監會批准，本公司在國內發行7,800萬股A股股票，募集資金淨額為73,799萬元，2001年2月6日，本公司A股股票在上海證券交易所掛牌上市。截至2001年6月30日止，發行A股募集資金投入項目的實施情況如下：

已投入約7,500萬元用於重點產品技術改造及新產品產業化項目；

已投入約2,700萬元用於銷售網絡擴張、物流中心及商業ERP實施系統；

已投入約250萬元用於生物醫藥研究開發中心建設項目；

已投入7,969萬元用於企業的營運資金；

中藥新技術產業化基地項目處於籌備階段。

發行A股尚未使用的資金，暫時存放於銀行或補充企業流動資金，公司將根據項目實施進度分批投入。

(2) 其他投資情況

本報告期內，經本公司第二屆第二次董事會會議批准，本公司出資人民幣1,072.5萬元認購光大銀行法人股550萬股，佔該行擴股後總數58.91億股的0.093%。

1、 主要會計科目增減變動情況

項目	2001年6月30日(元)	2000年12月31日(元)	增減
總資產	3,797,261,296.17	3,011,702,084.18	26.08%
應收賬款	624,465,487.93	465,904,603.69	34.03%
其他應收款	197,110,428.87	174,653,322.34	12.86%
存貨	713,433,819.68	790,462,500.78	-9.74%
長期投資	89,779,116.77	79,430,924.17	13.03%
固定資產淨值	605,376,280.44	621,379,486.26	-2.58%
預提費用	26,881,468.71	4,638,122.33	479.58%
其他應付款	299,003,560.53	229,273,428.07	30.41%
應交稅金	51,192,759.95	35,519,653.23	44.13%
長期借款	40,000,000.00	65,000,000.00	-38.46%
股本	810,900,000.00	732,900,000.00	10.64%
資本公積	1,105,480,936.29	445,108,742.81	148.36%

四、經營情況討論與分析(續)

3、 公司財務狀況

1、 主要會計科目增減變動情況(續)

	2001年1-6月(元)	2000年1-6月(元)	增減
主營業務利潤	599,040,209.80	522,595,652.32	14.63%
財務費用	4,525,182.18	16,793,097.22	-73.05%
所得稅	54,116,860.58	26,355,345.77	105.34%
淨利潤	90,763,780.34	81,355,802.05	11.56%
未分配利潤	58,427,180.83	-38,665,311.41	

2、 相同項目與年初(或報告期與上年同期)相比增減變動超過30%(含30%)的會計報表項目說明

(1) 應收賬款變動由公司2001年1-6月銷售收入增加;

(2) 預提費用變動主要由於新增廣告費的預提;

(3) 其他應付款變動主要由於技術開發費及與外單位往來款增加;

(4) 應交稅金變動主要由於增值稅的增加;

(5) 長期借款變動主要由於公司償還部分長期借款;

(6) 資本公積變動主要由於公司2001年增發A股股票而獲得的股本溢價;

(7) 財務費用變動主要由於公司利息淨支出減少;

(8) 所得稅變動主要由於所得稅率由原來的15%變為33%;

(9) 未分配利潤變動系由於實行新的會計制度而計提減值準備並對以前年度追溯調整。

4、 下半年展望

下半年,A股項目募集資金將會按計劃加速投入,隨著上述項目的逐步實施,將會進一步提高本公司的技術水平和研發能力,加快市場拓展步伐,增強企業的核心競爭力。

市場的縱深拓展和以重點產品為主的終端市場推介工作,將確保本公司產品銷售的持續增長。本公司將力爭2001年銷售額超過一億元的產品達到3個,銷售額超過五千萬元的產品達到7個。

本公司將加大技術創新的投入,加快中成藥新產品及生物醫藥製品的研制開發,為本集團提供高技術含量的產品,培育新的經濟增長點。

本公司將加強資本運作力度,力爭在收購、兼併及資本擴張方面有新的突破。

針對2001年上半年貿易業務毛利率下降的情況,本公司積極拓展市場,提高銷售額,努力保持貿易業務利潤的穩定和增長。

五、重要事項

1、 本公司董事會建議不派發截至2001年6月30日止6個月的股息，亦不進行公積金轉增股本。

2、 2000年度利潤分配方案及其執行情況

根據中國會計准則計算的本集團2000年度實現淨利潤人民幣146,234,183元，按10%提取法定盈餘公積金及按10%提取公益金，兩金合計約人民幣2,924.6萬元；全年派發股息每股人民幣0.05元(A股含稅)，合計派發人民幣3,898.5萬元。上述利潤分配方案已於本報告期內執行完畢。2000年未進行公積金轉增股本。

3、 報告期內，本集團無重大訴訟、仲裁事項。

4、 報告內內，本公司無收購兼併、資產重組事項。

5、 報告期內，本公司無進行重大關聯交易。

6、 本公司與控股股東實行人員、資產、財務三分開，在經營上做到人員獨立、資產獨立、財務獨立。

(1) 在人員方面，本公司在勞動、人事及工資管理等方面獨立；經理、副經理等高級管理人員均在上市公司領取薪酬，不在股東單位任職。

(2) 在資產方面，本公司擁有獨立的生產系統、輔助生產系統和配套設施；擁有獨立的採購和銷售系統；本公司目前正在使用的38個商標的所有人為本公司的控股股東廣州醫藥集團有限公司。本公司已於一九九七年九月一日就商標使用與廣州醫藥集團有限公司簽訂了《商標許可協定》，根據協定規定有償使用，有效期至二零零七年八月三十一日。廣州醫藥集團有限公司於二零零零年十一月二十一日出具了《關於廣州藥業使用商標到期後延期的承諾書》；承諾在商標使用期滿後以上述《商標許可協定》約定的商標使用條件自動續期10年。此外，本公司自行擁有6個註冊商標，該商標註冊在有效期內。

(3) 在財務方面，本公司設立獨立的財會部門，並建立了獨立的會計核算體系和財務管理制度；獨立在銀行開戶。

7、 報告期內，本公司未發生因託管、承包、租賃其他公司資產或其他公司託管、承包、租賃本公司資產，而為本公司帶來達到本年度利潤總額10%以上利潤的事項。

8、 本公司2000年週年股東大會批准通過，續聘羅兵咸永道會計師事務所(香港執業會計師)和廣州羊城會計師事務所有限公司(中國註冊會計師)分別為本公司境外及境內核數師。

9、 報告期內，本公司無其他重大合同。

10、 報告期內，本公司無重大擔保事項。

11、 報告期內，本公司名稱和股票簡稱未作變更。

五、重要事項(續)

12、 購買、出售及購回股份

本報告期內本公司或其任何附屬公司概無購買、出售及購回或注銷本公司之上市股份。

13、 董事及監事及主要行政人員購買、出售股份限制

本公司2000年度報告中披露之本公司各董事、監事及高級管理人員在本公司及其相連法團(按《證券(披露權益)條例》之定義)之股份、認股權證及購股權中或其配偶和十八歲以下子女之權益在本報告期內無發生變動。除此以外，截至二零零一年六月三十日止，根據該披露權益條例第二十九條，上述人士概無向本公司披露於本公司或其任何相連法團之股份或債券中擁有任何其他權益，同時亦無獲授予或行使任何認購本公司的股份或債券的權利。

14、 由上年年報的報告日至二零零一年六月三十日，本集團於下列事項並無任何重大變化：

— 集團之銀行借款及其他借款

— 員工人數及員工工資計算方式

— 集團資產的抵押情況

15、 本集團並沒有重大的滙率波動風險。

16、 最佳應用守則

於本報告期間內本公司已遵守香港聯合交易有限公司證券上市規則附錄十四所載之〔最佳應用守則〕規定。

17、 稅收優惠問題

根據廣州市財政局穗財法[2000]1063號文件，廣州市上市公司的2001年企業所得稅先按33%的法定稅率徵收後，對超過15%的地方收入部分(18%的60%部分)給予先徵後財政返還。據此，地方政府退稅優惠的稅率實際為10.8%，即本公司及直屬子公司2001年實際稅負為22.2%。地方收入部分(10.8%)的退稅返還工作，市財政部門已於本結算期後進行，初步統計2001年上半年可返還所得稅額約人民幣1,500萬元。由於財政部門未正式返還該款項，故未計入2001年上半年收益。

18、 審核委員會已經與管理層審閱本集團採納的會計原則、會計准則及方法，並探討審計、內部監控及財務彙報事宜，包括審閱截至2001年6月30日止6個月的未審計中期賬目。

19、 本報告期內沒有委托理財事項。2001年7月25日，本公司第二屆第五次董事會會議以書面表決的方式通過關於委托投資的決議，同意本公司及下屬企業委托南方證券等公司進行國債及證券投資，該委托投資行為符合法定的審議程序。具體情況詳見本公司刊登於2001年7月27日《中國證券報》、《香港經濟日報》及《Hong Kong iMail》的信息公告。

六、財務報告

(一)按中國會計準則編制的財務報告(未經審計)

資產負債表

編制單位：廣州藥業股份有限公司　　時間：二零零一年六月三十日　　單位：人民幣元

資產	合併		母公司	
	本期期初	本期期末	本期期初	本期期末
流動資產：				
貨幣資金	488,332,578.45	1,143,007,553.18	128,224,828.98	502,370,640.64
短期投資	0.00	0.00	0.00	0.00
應收票據	2,596.27	0.00	0.00	0.00
應收股利	3,013,835.00	3,013,835.00	3,399,486.99	7,241,508.07
應收利息	0.00	0.00	0.00	0.00
應收賬款	465,904,603.69	624,465,487.93	0.00	0.00
其他應收款	174,653,322.34	197,110,428.87	240,604,539.88	431,898,120.60
預付賬款	8,425,742.30	18,548,969.97	0.00	0.00
應收補貼款	3,142,220.86	3,145,771.66	0.00	0.00
存貨	790,462,500.78	713,433,819.68	0.00	0.00
待攤費用	59,271,091.50	54,481,893.78	0.00	0.00
一年內到期的長期債權投資	0.00	0.00	0.00	0.00
其他流動資產	116,659.25	661,978.11	0.00	0.00
流動資產合計	1,993,325,150.44	2,757,869,738.18	372,228,855.85	941,510,269.31
長期投資：				
長期股權投資	79,139,028.17	89,547,220.77	1,033,610,629.44	1,236,642,207.06
長期債權投資	291,896.00	231,896.00	0.00	0.00
長期投資合計	79,430,924.17	89,779,116.77	1,033,610,629.44	1,236,642,207.06
其中：合併價差	0.00	0.00	0.00	0.00
固定資產：				
固定資產原價	951,890,311.76	965,957,866.97	26,325,190.76	26,719,425.76
減：累計折舊	330,510,825.50	360,581,586.53	3,064,431.00	3,901,011.24
固定資產淨值	621,379,486.26	605,376,280.44	23,260,759.76	22,818,414.52
工程物資	0.00	0.00	0.00	0.00
在建工程	188,875,666.86	214,995,547.11	0.00	0.00
固定資產清理	-1,500.00	62,644.00	0.00	0.00
固定資產合計	810,253,653.12	820,434,471.55	23,260,759.76	22,818,414.52

資產負債表（續）

資產	合併		母公司	
	本期期初	本期期末	本期期初	本期期末
無形資產及其他資產：				
無形資產	102,086,313.80	103,145,787.89	0.00	0.00
長期待攤費用	26,606,042.65	26,032,181.78	3,035,773.13	2,707,308.05
其他長期資產	0.00	0.00	0.00	0.00
無形資產及其他資產合計	128,692,356.45	129,177,969.67	3,035,773.13	2,707,308.05
遞延稅項：				
遞延稅款借項	0.00	0.00	0.00	0.00
資產總計	3,011,702,084.18	3,797,261,296.17	1,432,136,018.18	2,203,678,198.94
負債和所有者權益:				
流動負債：				
短期借款	478,000,000.00	396,620,000.00	30,000,000.00	0.00
應付票據	0.00	0.00	0.00	0.00
應付賬款	516,726,227.60	520,050,048.71	0.00	0.00
預收賬款	29,738,338.70	15,463,589.12	0.00	0.00
應付工資	111,024,667.40	86,285,349.85	2,629,148.66	2,971,090.85
應付福利費	33,778,720.32	37,403,313.12	1,508,741.73	1,782,727.77
應付股利	29,430,097.16	23,027,985.05	24,537,008.29	21,983,104.40
應交稅金	35,519,653.23	51,192,759.95	67,207.95	49,337.74
其他應交款	3,237,358.22	3,991,386.05	7,577.98	387.48
其他應付款	229,273,428.07	299,003,560.53	41,582,503.53	12,279,978.16
預提費用	4,639,122.33	26,881,468.71	3,090,965.00	2,026,094.41
預計負債	0.00	0.00	0.00	0.00
一年內到期的長期負債	34,000,000.00	24,000,000.00	0.00	0.00
其他流動負債	0.00	0.00	0.00	0.00
流動負債合計	1,505,367,613.03	1,483,919,461.09	103,423,153.14	41,092,720.81
長期負債：				
長期借款	65,000,000.00	40,000,000.00	0.00	0.00
應付債券	0.00	0.00	0.00	0.00
長期應付款	14,119,798.94	12,643,610.06	0.00	0.00
專項應付款	0.00	0.00	0.00	0.00
其他長期負債	5,453,431.26	5,060,444.00	0.00	0.00
長期負債合計	84,573,230.20	57,704,054.06	0.00	0.00

資產負債表(續)

資產	合併		母公司	
	本期期初	本期期末	本期期初	本期期末
遞延稅項：				
遞延稅款貸項	0.00	0.00	0.00	0.00
負債合計	1,589,940,843.23	1,541,623,515.14	103,423,153.14	41,092,720.81
少數股東權益	94,983,436.46	99,724,002.71	0.00	0.00
股東權益：				
股本	732,900,000.00	810,900,000.00	732,900,000.00	810,900,000.00
減：已歸還投資	0.00	0.00	0.00	0.00
股本淨額	732,900,000.00	810,900,000.00	732,900,000.00	810,900,000.00
資本公積	445,108,742.81	1,105,480,936.29	445,108,742.81	1,105,480,936.29
盈餘公積	181,105,661.19	181,105,661.19	71,471,379.81	71,471,379.81
其中：法定公益金	67,562,100.85	67,562,100.85	37,105,618.37	37,105,618.37
未分配利潤	-32,336,599.51	58,427,180.83	79,232,742.42	174,733,162.03
外幣報表折算差額	0.00	0.00	0.00	0.00
其他權益	0.00	0.00	0.00	0.00
股東權益合計	1,326,777,804.49	2,155,913,778.31	1,328,712,865.04	2,162,585,478.13
負債和股東權益總計	3,011,702,084.18	3,797,261,296.17	1,432,136,018.18	2,203,678,198.94

利潤分配表

編制單位：廣州藥業股份有限公司　　時間：二零零一年六月三十日　　單位：人民幣元

項目	合並			母公司		
	上年同期	本期	上年累計	上年同期	本期	上年累計
一、主營業務收入	2,156,087,198.60	2,644,970,813.82	4,222,857,015.97	0.00	0.00	0.00
減：主營業務成本	1,622,777,837.51	2,034,004,853.14	3,201,331,862.39	0.00	0.00	0.00
主營業務稅金及附加	10,713,708.77	11,925,750.88	19,792,568.06	0.00	0.00	0.00
二、主營業務利潤	522,595,652.32	599,040,209.80	1,001,732,585.52	0.00	0.00	0.00
加：其他業務利潤	16,031,828.05	15,768,155.71	36,439,662.67	278,348.69	144,759.20	2,433,359.33
減：營業費用	180,077,654.32	198,870,670.83	348,172,061.02	0.00	0.00	0.00
管理費用	227,972,866.79	255,801,958.85	466,504,180.72	4,905,690.33	9,359,129.35	13,594,661.68
財務費用	16,793,097.22	4,525,182.18	27,913,527.64	-3,028,219.66	-11,467,816.56	-5,357,377.21
三、營業利潤	113,783,862.04	155,610,553.65	195,582,478.81	-1,599,121.98	2,253,446.41	-5,803,925.14
加：投資收益	3,673,055.16	-1,764,079.66	4,647,887.81	82,953,293.04	93,247,754.10	147,368,727.11
補貼收入	0.00	331,906.00	9,288,486.45	0.00	0.00	0.00
營業外收入	4,008,835.09	3,164,701.46	18,407,208.86	10,260.00	83.13	10,344.91
減：營業外支出	8,155,086.60	5,490,460.63	12,787,569.70	8,629.01	864.03	138,279.72
四、利潤總額	113,310,665.69	151,852,620.82	215,138,492.23	81,355,802.05	95,500,419.61	141,436,867.16
減：所得稅	26,355,345.77	54,116,860.58	62,725,426.49	0.00	0.00	0.00
少數股東損益	5,599,517.87	6,971,979.90	10,976,198.58	0.00	0.00	0.00
五、淨利潤	81,355,802.05	90,763,780.34	141,436,867.16	81,355,802.05	95,500,419.61	141,436,867.16
加：年初未分配利潤	-80,260,940.54	-32,336,599.51	-80,260,940.54	5,068,248.70	79,232,742.42	5,068,248.70
其他轉入	0.00	0.00	0.00	0.00	0.00	0.00
六、可供分配的利潤	1,094,861.51	58,427,180.83	61,175,926.62	86,424,050.75	174,733,162.03	146,505,115.86
減：提取法定盈餘公積	12,551,086.46	0.00	33,689,813.01	8,135,580.21	0.00	14,143,686.72
提取法定公益金	12,551,086.46	0.00	33,689,713.12	8,135,580.21	0.00	14,143,686.72
提取職工獎勵及福利基金	0.00	0.00	0.00	0.00	0.00	0.00
提取儲備基金	0.00	0.00	0.00	0.00	0.00	0.00
提取企業發展基金	0.00	0.00	0.00	0.00	0.00	0.00
利潤歸還投資	0.00	0.00	0.00	0.00	0.00	0.00
七、可供投資者分配的利潤	-24,007,311.41	58,427,180.83	-6,203,599.51	70,152,890.33	174,733,162.03	118,217,742.42
減：應付優先股股利	0.00	0.00	0.00	0.00	0.00	0.00
提取任意盈餘公積	0.00	0.00	0.00	0.00	0.00	0.00
應付普通股股利	14,658,000.00	0.00	26,133,000.00	14,658,000.00	0.00	38,985,000.00
轉作股本的普通股股利	0.00	0.00	0.00	0.00	0.00	0.00
彌補累計虧損	0.00	0.00	0.00	0.00	0.00	0.00
八、未分配利潤	-38,665,311.41	58,427,180.83	-32,336,599.51	55,494,890.33	174,733,162.03	79,232,742.42

利潤表附表

報告期利潤	淨資產收益率(%) 全面攤薄	淨資產收益率(%) 加權平均	每股收益(元) 全面攤薄	每股收益(元) 加權平均
主營業務利潤	27.79	30.14	0.7387	0.7508
營業利潤	7.22	7.83	0.1919	0.1950
淨利潤	4.21	4.57	0.1119	0.1138
扣除非經常性損益後的淨利潤	4.3	4.67	0.1144	0.1163

現金流量表

編制單位：廣州藥業股份有限公司　　時間：二零零一年六月三十日　　單位：人民幣元

項目	合併	母公司
一、經營活動產生的現金流量：		
銷售商品、提供勞務收到的現金	2,941,613,158.25	0.00
收到的稅費返還	1,033,320.54	0.00
收到的其他與經營活動有關的現金	30,357,013.02	10,087,113.66
現金流入小計	2,973,003,491.81	10,087,113.66
購買商品、接受勞務支付的現金	2,253,586,757.40	0.00
支付給職工以及為職工支付的現金	182,303,574.29	2,450,260.86
支付的各項稅費	187,216,229.35	14,944.29
支付的其他與經營活動有關的現金	299,391,670.07	26,452,461.23
現金流出小計	2,922,498,231.11	28,917,666.38
經營活動產生的現金流量淨額	50,505,260.70	-18,830,552.72
二、投資活動產生的現金流量：		
收回投資所收到的現金	4,733,106.23	0.00
取得投資收益所收到的現金	0.00	60,193,496.45
處置固定資產、無形資產和其他長期資產所收回的現金淨額	168,249.95	0.00
收到的其他與投資活動有關的現金	0.00	8,775,000.00
現金流入小計	4,901,356.18	68,968,496.45
購建固定資產、無形資產和其他長期資產所支付的現金	16,465,620.25	394,235.00
投資所支付的現金	500,000.00	374,090,000.00
支付的其他與投資活動有關的現金	0.00	0.00
現金流出小計	16,965,620.25	374,484,235.00
投資活動產生的現金流量淨額	-12,064,264.07	-305,515,738.55
三、籌資活動產生的現金流量：		
吸收投資所收到的現金	738,072,193.48	0.00
借款所收到的現金	1,386,800.00	0.00
收到的其他與籌資活動有關的現金	14,292,038.63	738,072,193.48
現金流入小計	753,751,032.11	738,072,193.48
償還債務所支付的現金	102,633,632.75	30,000,000.00
分配股利、利潤或償付利息所支付的現金	21,983,104.40	9,654,718.01
支付的其他與籌資活動有關的現金	12,974,944.32	0.00
現金流出小計	137,591,681.47	39,654,718.01
籌資活動產生的現金流量淨額	616,159,350.64	698,417,475.47
四、匯率變動對現金的影響	74,627.46	74,627.46
五、現金及現金等價物淨增加額	654,674,974.73	374,145,811.66

現金流量表

項目	合併	母公司
補充資料：		
1. 將淨利潤調節為經營活動的現金流量：		
淨利潤	90,763,780.34	95,500,419.61
加：少數股東損益	0.00	0.00
計提的資產減值準備	0.00	0.00
固定資產折舊	31,693,562.29	0.00
無形資產攤銷	1,801,484.78	836,580.24
長期待攤費用攤銷	7,888,393.62	0.00
待攤費用減少(減：增加)	4,789,197.72	0.00
預提費用增加(減：減少)	22,242,364.38	0.00
處置固定資產、無形資產和其他長期資產損失(減：收益)	30,625.51	0.00
固定資產報廢損失	226,204.27	0.00
財務費用	4,450,554.72	-74,627.46
投資損失(減：收益)	1,764,079.66	-93,247,754.10
遞延稅款貸項(減：借項)	0.00	0.00
存貨的減少(減：增加)	-7,438,787.17	0.00
經營性應收項目的減少(減：增加)	-168,020,388.05	-200,068,580.72
經營性應付項目的增加(減：減少)	60,314,188.63	-29,482,525.37
其他	0.00	207,705,935.08
經營活動產生的現金流量淨額	50,505,260.70	-18,830,552.72
2. 不涉及現金收支的投資和籌資活動：		
債務轉為資本	0.00	0.00
一年內到期的可轉換公司債券	0.00	0.00
融資租入固定資產	0.00	0.00
3. 現金及現金等價物淨增加情況：		
現金的期末餘額	1,143,007,553.18	502,370,640.64
減:現金的期初餘額	488,332,578.45	128,224,828.98
現金等價物的期末餘額	0.00	0.00
減：現金等價物的期初餘額	0.00	0.00
現金及現金等價物淨增加額	654,674,974.73	374,145,811.66

1、 會計報表附註

一、公司簡介

廣州藥業股份有限公司(以下簡稱本公司本部)是經國家經濟體制改革委員會以體改生[1997]139號文批準，由廣州醫藥集團有限公司(以下簡稱廣藥集團)獨家發起，將其屬下的8家中藥製造企業及3家醫藥貿易企業重組後，以其與生產經營性資產有關的國有資產權益投入，以發起方式設立的股份有限公司。本公司本部於1997年9月1日領取註冊號為63320680－X的企業法人營業執照。經國家經濟體制改革委員會以體改生[1997]145號文和國務院證券委員會以證委發[1997]56號文批準，本公司本部於1997年10月發行了香港上市外資股。二零零一年一月十日，經中國證監會批準，本公司本部在國內發行7,800萬股人民幣普通股(A股)股票。二零零一年二月六日，本公司本部A股股票正式在上海證券交易所(「上交所」)上市。本公司本部的股本總額為人民幣810,900,000.00元，其中國家股為人民幣513,000,000元，佔股本總額的63.26%，社會公為股為人民幣297,900,000元，佔股本總額的36.74%。

本公司本部及納入合併會計報表範圍的子公司(以下簡稱本公司)主要從事資產經營、投資、開發、資金融通，並從事中成藥的開發、生產，生物製品、保健藥品、保健飲料的生產，以及從事中藥、西藥及醫療器械的批發、零售和進出口等業務。

目前本公司的架構主要包括7家中成藥製造企業和3家醫藥貿易企業。

二、公司主要會計政策、會計估計和合併報表的編制方法

1、 會計制度

本公司從二零零一年一月一日起執行《企業會計制度》和《企業會計準則》及補充規定。

2、 會計年度

本公司採用西曆年為會計年度，即自西曆每年一月一日起至十二月三十一日止。

3、 記賬本位幣

本公司採用人民幣為記賬本位幣。

4、 記賬基礎和計價原則

本公司的會計核算以權責發生制為基礎，資產的計價遵循歷史成本原則。

5、 外幣業務的折算

本公司發生外幣業務時，按業務發生當日的市場匯價將外幣金額折合為人民幣金額記賬。年度終了，將各種外幣賬戶的外幣年末餘額，按照年末市場匯價折合為人民幣金額，其與原賬面人民幣金額之間的差額作為匯兑損益，計入財務費用。

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

6、 現金等價物的確定標準

本公司在編制現金流量表時將持有的期限短、流動性強、易於轉換為已知金額的現金、價值變動風險小的投資作為現金等價物。

7、 合併會計報表編制方法

(1) 本公司的合併會計報表是按照財政部〔1995〕11號文《合併會計報表暫行規定》以及財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》,將所控制的所有重要子公司納入合併會計報表的合併範圍,在匯總本公司本部及所有納入合併範圍的子公司個別會計報表的基礎上,對本公司本部與子公司以及子公司之間的經濟業務進行充分抵銷後編制而成。

(2) 納入合併會計報表合併範圍的子公司

序號	公司名稱	註冊資本	本公司本部對其投資額	本公司持股比例(%)	業務性質
			(人民幣萬元)		
1	廣州星群(藥業)股份有限公司	5,350	4,500	84.11	生產中成藥
2	廣州中藥一廠	1,167	5,053	100	生產中成藥
3	廣州陳李濟藥廠	752	4,159	100	生產中成藥
4	廣州奇星藥廠	560	3,163	100	生產中成藥
5	廣州敬修堂(藥業)股份有限公司	6,210	5,210	83.90	生產中成藥
6	廣州潘高壽藥業股份有限公司	4,332	3,532	81.53	生產中成藥
7	廣州羊城藥業股份有限公司	6,189	5,389	87.07	生產中成藥
8	廣州市醫藥公司	835	5,938	100	銷售西藥及醫療器械
9	廣州市藥材公司	882	4,644	100	銷售中成藥及中藥材
10	廣州市醫藥進出口公司	257	354	100	藥品進出口

本公司的子公司廣州中藥一廠於報告期內吸收合併廣州眾勝藥廠,所以廣州眾勝藥廠不再納入本報告期的合併範圍。

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

7、 合併會計報表編制方法(續)

(3) 本公司持股超過50%而沒有納入合併範圍的子公司包括：

本公司持有廣州廣京中藥技術創新中心有限公司及廣州採芝林白雲藥品批發商場有限公司的股權，比例分別為70%和80%。由於這兩個子公司的資產總額、銷售收入及淨利潤中本公司所擁有的數額，佔本公司與所有子公司資產總額的合計額、銷售收入的合計額及本公司各期淨利潤額的比率在10%以下，根據財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》的規定，沒有將這兩個子公司納入合併範圍；

本公司持有廣州星群經貿發展公司及廣東星華保健飲料有限公司的股權比例分別為51%及53%。由於根據有關合同、章程，本公司對這兩家公司的生產經營不具有實質控制權，因此沒有將這兩個子公司納入合併範圍；

(4) 廣州奇星藥廠屬下的廣州奇星藥業有限公司是外商投資企業，執行《中華人民共和國外商投資企業會計制度》，沒有按照《企業會計制度》的要求計提資產減值準備。本公司在編制合併會計報表時已按有關的會計政策對其資產減值準備進行了調整。

8、 壞賬核算方法

本公司採用備抵法對壞賬進行核算。實際發生壞賬時，沖銷壞賬準備。

壞賬的確認標準是：債務人破產或死亡，以其破產財產或遺產清償後仍無法收回的賬款；債務人逾期三年以上未履行其償債義務，且有明顯迹象表明無法收回，並經董事會批準確認為壞賬的賬款。

本公司根據財政部財會字[1999]35號文的要求和公司董事會批準的壞賬準備計提標準，按賬齡分析法計提壞賬準備。另外，本公司根據債務單位的財務狀況、償債能力等情況，針對個別回收風險大的賬款單獨提取壞賬準備。

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

8、 壞賬核算方法(續)

按賬齡分析法計提壞賬準備的具體方法如下：

應收款項賬齡	提取比例
1年以內	1%
1年~2年	10%
2年~3年	30%
3年~4年	50%
4年~5年	80%
5年以上	100%

上述應收款項包括應收賬款及其他應收款。其他應收款按扣除關聯公司欠款、未報銷的業務支出及其他不涉及資金回收的掛賬後的餘額計提壞賬準備。

9、 存貨核算方法

本公司的存貨包括產成品、在產品以及各類原材料、在途材料、低值易耗品、包裝物等。

本公司採用永續盤存制及實際成本對存貨進行核算。

納入合併會計報表範圍的子公司有工業企業和商品流通企業，存貨計價原則分別如下：

(1) 工業企業：

原材料採用計劃成本核算的，根據材料成本差異率將當月發出材料調整為實際成本；採用實際成本核算的，發出材料成本按加權平均法或先進先出法計算。

產成品採用實際成本核算，發出成本按加權平均法計算。

低值易耗品按實際成本核算，於領用時一次攤銷。

(2) 商業：

批發企業採用實際成本核算，發出商品成本採用先進先出法核算。

零售企業採用售價法核算，月終按差價率分攤當月已銷商品應負擔的進銷價差。

本公司的期末存貨按成本與可變現淨值孰低原則，採用備抵法進行核算，計提存貨跌價準備。

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

10、 長期投資

(1) 本公司的長期股權投資按實際成本計價。

對於投資額佔被投資企業的資本總額不超過20%的，採用成本法核算；對於投資額佔被投資企業的資本總額20%至50%的，採用權益法核算；對於投資額佔被投資企業的資本總額50%以上，或雖未達到50%，但具有實質控制權的，採用權益法核算，合併會計報表。

採用權益法核算的投資項目，於期末按分享或分擔的被投資單位實現的淨利潤或發生的淨虧損的份額確認投資收益或投資損失；採用成本法核算的投資項目，在被投資單位宣告發放股利時確認投資收益。

股權投資差額分期平均攤銷，投資合同規定了投資期限的，按投資期限攤銷；投資合同沒有規定投資期限的，借方差額按不超過10年的期限攤銷，貸方差額按不低於10年的期限攤銷。

(2) 本公司的長期債權投資按實際成本計價，採用成本法核算投資收益。債券投資的溢價或折價在債券存續期間內於確認相關債券利息收入時採用直線法攤銷。

(3) 本公司根據財政部財會字[1999]35號文的要求，並經公司董事會批準，對由於市價持續下跌或被投資單位經營狀況惡化等原因導致長期投資項目的可收回金額低於賬面價值，並且這種價值的降低在可預見的未來期間內不可能恢復，按可收回金額低於長期投資賬面價值的差額提取長期投資減值準備。

11、 固定資產

本公司將使用期限在一年以上，單位價值在人民幣2,000元以上的房屋及建築物、運輸工具、設備、器具等資產作為固定資產。固定資產按實際成本計價，預留3%~5%(屬下的外商投資企業按10%)的殘值，按以下折舊率採用直線法提取折舊：

固定資產類別	折舊年限	年折舊率
房屋及建築物	15~50年	1.9%~6.46%
機器設備	4~18年	5.28%~24.25%
運輸設備	5~10年	9.5%~19.4%
電器設備	5~10年	9.5%~19.4%
辦公設備	4~8年	11.875%~24.25%
其他設備	4~15年	6.33%~24.25%

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

11、 固定資產(續)

本公司對於固定資產市價持續下跌，或因技術陳舊、損壞、長期閒置以及其他經濟原因導致其可收回金額低於賬面價值的固定資產，按其可收回金額低於賬面淨值的差額計提固定資產減值準備。

12、 在建工程

本公司的在建工程包括建造或修理固定資產而進行的各項建築和安裝工程，固定資產新建工程、改擴建工程、大修工程等所發生的實際支出，以及改擴建工程等轉入的固定資產淨值。在建工程在完工或達到預定可使用狀態時，按實際發生的全部支出轉入固定資產核算。

本公司對於發生長期停建且在可預計的將來不會重新開工，或在性能上、技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性，或其他足以證明已經發生減值情況的在建工程，按可回收金額低於賬面價值的差額提取在建工程減值準備。

13、 無形資產

本公司的無形資產主要是土地使用權，按取得資產的實際成本計價，按資產的使用年限平均攤銷。

本公司的無形資產如果發生已被其他新技術等所替代，使其為企業創利的能力受到重大不利影響；或其市價在當期大幅度下跌，在剩餘攤銷年限內預計不會恢復；或已超過法律保護期限，但仍具有部份使用價值；或其他足以證明其實質上已經發生了減值的情況下，按預計的損失額計提無形資產減值準備。

14、 長期待攤費用

本公司的長期待攤費用按實際成本計價，按預計受益期平均攤銷。

15、 收入確認原則

本公司於產品和商品已經發出，產品所有權上的主要風險及報酬已轉移給購貨方，本公司不再擁有對該產品的繼續管理權及實際控制權，相關收入已收到或取得索取價款的憑據，並且相關成本能夠可靠計量時，確認產品銷售收入實現。

本公司於勞務已經提供，並收到價款或取得索取價款的憑據時確認營業收入實現。

二、公司主要會計政策、會計估計和合併報表的編制方法(續)

16、 所得稅的會計處理方法

本公司的所得稅採用應付稅款法核算。

17、 會計政策變更

本公司原執行《股份有限公司會計制度》。根據財政部財會[2000]25號文規定，本公司從二零零一年一月一日起執行《企業會計制度》。

根據《企業會計制度》的規定，經董事會同意，從二零零一年一月一日起，本公司對固定資產、無形資產和在建工程分別計提減值準備。本報告期計提固定資產減值準備人民幣21,431,071.51元、無形資產減值準備人民幣9,384,070.90元和在建工程減值準備人民幣19,462,536.04元。開辦費由原按五年攤銷改為一次性記入開業當期損益，對於上述會計政策的變更，本公司採用追溯調整法進行賬務處理，調整減少了二零零零年年初未分配利潤人民幣45,480,362.84元，二零零零年度淨利潤人民幣4,797,315.61元及二零零零年末未分配利潤人民幣33,356,435.30元，相應減少盈餘公積人民幣12,970,306.75元。由於上述會計政策的變更，導致本公司2001年年初未分配利潤出現紅字，本公司用2001年中期利潤進行彌補。

18、 利潤分配

本公司繳納所得稅後的利潤按下列順序分配：

(1) 彌補虧損；
(2) 提取10%的法定盈餘公積金；
(3) 提取5%~10%的法定公益金；
(4) 提取任意盈餘公積金；
(5) 支付股利。

本公司中期不進行利潤分配。

三、稅項及附加

本公司的應納稅項情況如下：

1、 流轉稅及附加

(1) 流轉稅

應稅項目	稅目	稅率
產品銷售收入	增值稅	17%
材料轉讓收入	增值稅	17%
租金收入	營業稅	5%
資金佔用費收入	營業稅	8%

(2) 城市維護建設稅

按流轉稅稅額的7%計算和繳納。本公司屬下的外商投資企業按規定免繳城市維護建設稅。

(3) 教育費附加

按流轉稅稅額的3%計算和繳納。本公司屬下的外商投資企業按規定免繳教育費附加。

2、 企業所得稅

本公司按照《中華人民共和國企業所得稅暫行條例》的規定繳納企業所得稅。

根據廣州市財政局穗財發[2000]1063號文，廣州市上市公司的2001年企業所得稅先按33%的法定稅率徵收後，對超過15%的地方收入部分(18%的60%部分)給予先征後財政返還。據此，地方政府退稅優惠的稅率實際為10.8%，即本公司及直屬子公司2001年實際稅負為22.2%。

根據《中華人民共和國外商投資企業和外國企業所得稅法》的規定，本公司屬下的廣州奇星藥業有限公司的企業所得稅率為24%，地方所得稅稅率為3%。



四、合併會計報表主要項目附註

1. 應收賬款

(1) 應收賬款按賬齡分析如下：

賬齡	年初數			期末數		
	餘額	比例	壞賬準備	餘額	比例	壞賬準備
1年以內	428,329,129.31	85%	4,432,239.56	597,242,664.53	89.88%	5,341,893.33
1至2年	22,436,085.03	4%	2,825,263.85	18,503,649.13	2.79%	2,109,161.82
2至3年	15,632,048.55	3%	5,388,288.34	16,128,994.42	2.43%	4,700,701.48
3至4年	22,145,204.91	4%	11,492,785.66	15,199,871.42	2.29%	11,205,212.36
4至5年	8,954,724.66	2%	7,454,011.36	5,620,874.28	0.85%	4,873,596.87
5年以上	9,112,858.54	2%	9,112,858.54	11,813,753.87	1.78%	11,813,753.87
	506,610,051.00	100%	40,705,447.31	664,509,807.65	100%	40,044,319.72

(2) 上述應收賬款期末數中，並無持本公司5%(含5%)以上股份股東的欠款。

(3) 上述應收賬款期末數中，列前5名的大額客戶欠款如下：

	期末數	欠款時間	未收回原因
廣東興合藥業有限公司	17,229,744.28	一年以內	信用期內欠款
南海市醫藥企業集團平南藥品經營部	14,803,640.00	一年以內	信用期內欠款
廣東省人民醫院	8,551,962.98	一年以內	信用期內欠款
廣州中山醫醫藥有限公司	8,399,219.14	一年以內	信用期內欠款
廣州僑光制藥廠	6,924,516.00	一年以內	信用期內欠款

2. 其他應收款

(1) 其他應收款按賬齡分析如下：

賬齡	年初數			期末數		
	餘額	比例	壞賬準備	餘額	比例	壞賬準備
1年以內	73,704,217.96	41%	367,272.10	91,464,223.45	45.53%	238,691.51
1至2年	58,810,191.88	33%	302,820.40	25,101,952.86	12.49%	49,074.01
2至3年	20,646,908.49	11%	802,629.46	38,233,432.31	19.03%	109,487.67
3至4年	18,340,742.48	10%	3,162,994.43	19,955,215.54	9.93%	660,885.72
4至5年	8,663,356.92	5%	876,379.00	18,064,345.66	8.99%	8,400.00
5年以上	62,098.00	0%	62,098.00	8,080,378.00	4.02%	2,722,580.04
	180,227,515.73	100%	5,574,193.39	200,899,547.82	100%	3,789,118.95

四、合併會計報表主要項目附註(續)

(2) 其他應收款期末數的具體內容如下：

	期末數
與外單位的往來款	107,107,547.70
業務活動借支	39,850,353.10
未報賬的費用支出	18,398,700.27
各種保證金、押金及定金	5,358,455.07
備用金	1,343,447.93
其他應收暫付款	28,674,557.31
	200,899,547.82

3. 存貨

	年初數		年末數	
	餘額	跌價準備	餘額	跌價準備
在途物資	5,871,564.98	0.00	5,914,403.45	0.00
原材料	86,786,844.93	0.00	85,484,138.91	0.00
在產品	40,289,311.68	0.00	39,353,744.33	0.00
產成品	53,792,235.55	0.00	39,346,861.92	0.00
低值易耗品	1,279,083.91	0.00	1,121,448.80	0.00
包裝物	19,683,529.93	0.00	30,101,185.44	0.00
委託加工物資	854,332.54	0.00	1,954,746.43	0.00
庫存商品	578,948,233.49	1,014,378.94	510,673,818.80	516,528.40
其他	2,971,742.71	0.00	0.00	0.00
	790,476,879.72	1,014,378.94	713,950,348.08	516,528.40

本公司於年末對殘損及長期積壓的庫存商品按其可變現淨值低於成本的差額計提了存貨跌價準備人民幣1,014,378.94元。殘損存貨的可變現淨值按預計可收回的變價收入確定，積壓存貨的可變現淨值按市場價格確定。

4. 待攤費用

	年初數	本期增加數	本期攤銷數	期末數
預付保險費	2,480,262.71	2,418,907.29	1,569,538.27	998,708.94
固定資產修理費用	87,529.29	2,418,907.29	292,563.46	2,213,873.12
路橋費	141,800.00	137,500.00	128,989.02	105,310.98
廣告費	91,233.35	0.00	91,233.35	0.00
大額印花稅	13,029.50	0.00	13,029.50	0.00
低值易耗品攤銷	0.00	0.00	0.00	0.00
待扣增值稅進項稅額	55,810,812.31	50,498,268.64	55,815,159.77	50,493,921.18
其他	646,424.34	740,665.16	762,009.94	625,079.56
	59,271,091.50	53,883,325.59	58,672,523.31	54,481,893.78

四、合併會計報表主要項目附註(續)

5. 長期股權投資

被投資公司名稱	投資期限	佔被投資公司股權比例	期末數	初始投資額	[本期權益法]增減額	[長期投資]減值準備	
廣東星華保健飲料有限公司	2008年	53.00%	39,668,719.01	38,181,540.87	-434,932.29	0.00	
廣東星群經貿發展公司	無期限	51.00%	429,458.50	751,427.00	-104,482.58	0.00	
南海市南方包裝有限公司	2011年	21.42%	30,000,000.00	30,000,000.00	0.00	0.00	
廣州中富藥業有限公司	無期限	50.00%	1,433,995.51	1,464,515.34	0.00	0.00	
印尼三有實業有限公司	2014年	50.00%	973,076.06	993,240.00	0.00	512,871.18	
光大銀行	無期限		10,725,000.00	0.00	0.00	0.00	
廣州眾勝藥廠太和分廠	無期限	50.00%	785,315.05	1,000,000.00	0.00	785,315.05	註1
廣州廣京中藥技術創新中心有限公司	2008年	70.00%	673,756.80	700,000.00	0.00	0.00	
明泰實業(泰國)有限公司	2007年	40.00%	593,041.50	516,930.33	0.00	0.00	
廣州市暨華醫療器械有限公司	無期限	30.00%	1,500,000.00	1,500,000.00	0.00	0.00	
上海九和堂國藥有限公司	2007年	20.52%	615,000.00	415,000.00	0.00	0.00	
廣州採芝林白雲藥品批發商場有限公司	無期限	80.00%	400,000.00	400,000.00	0.00	0.00	
奇星馬中藥業有限公司	10年	40.00%	362,826.38	362,826.38	0.00	0.00	
交通銀行廣州分行	無期限		348,356.00	348,356.00	0.00	0.00	
廣州市藥材公司北京路藥材商場	無期限	20.00%	218,399.05	160,000.00	0.00	0.00	
九市十一廠經協體總公司	無期限		50,000.00	50,000.00	0.00	0.00	
杭州醫藥站股份有限公司	無期限	13.47%	264,000.00	264,000.00	0.00	0.00	
合併價差			1,804,463.14	0.00	0.00	0.00	註2
			90,845,407.00	77,107,835.92	-539,414.87	1,298,186.23	

四、合併會計報表主要項目附註(續)

5. 長期股權投資(續)

註1： 廣州眾勝藥廠太和分廠虧損嚴重，經營困難，2000年正在進行清盤，至2001年6月末尚未有結果。

註2： 合併價差1,804,463.14元，反映本公司屬下的廣州潘高壽藥業股份有限公司於1999年10月購買廣州潘高壽天然保健品有限公司的32%股份所支付的價款高於該股份在廣州潘高壽天然保健品有限公司淨資產所佔份額的差額。經此交易，廣州潘高壽藥業股份有限公司持有廣州潘高壽天然保健品有限公司的股份從原來的43%增加至75%。

6. 長期債權投資

債券名稱	面值	到期日	年利率	購入成本	年初數	應計利息	期末數
重點企業債券	120,000.00	1996年	7.20%	120,000.00	231,896.00	7,200.00	231,896.00
集資辦電款	60,000.00				60,000.00		0.00
國庫券							
	180,000.00			120,000.00	291,896.00	7,200.00	231,896.00

四、合併會計報表主要項目附註(續)

7. 在建工程

工程名稱	預算數	年初數	本期增加數	本期轉入固定資產	期末數	期末數中借款費用資本化金額	資金來源	工程進度
預付設備款		1,097,153.18	3,616,852.40	0.00	4,714,005.58		自有資金	已完工未結算
預付工程款		2,670,668.33	-2,546,622.16	0.00	124,046.17		自有資金	已完工未結算
廣州星群股份有限公司易地遷廠	147,040,000.00	89,848,436.39	7,281,984.91	0.00	97,130,341.30		自有資金及借款	100%
高速回轉式旋蓋機		0.00	614,000.00	0.00	614,000.00		自有資金	已完工未交付使用
電子控制式數丸機		0.00	1,123,000.00	0.00	1,123,000.00		自有資金	已完工未交付使用
廣州中藥一廠易地改造工程		0.00	20,072,747.00	544,209.58	32,023,610.00		自有資金	20%
潭江村大嶺尾倉庫工程	12,325,000.00	11,857,521.27	881,689.08	0.00	12,739,210.35		借款	60%
松崗生產基地		12,468,555.57	2,546,622.16	0.00	15,015,177.73		自有資金	已完工未結算
時代廣場營業辦公樓		32,433,214.79	134,604.79	544,209.58	32,023,610.00		自有資金	已完工投入使用
設備安裝工程		1,089,803.00	0.00	0.00	1,089,803.00		自有資金	已完工未結算
廣州中藥一廠除塵工程		0.00	80,000.00	0.00	80,000.00		自有資金	20%
廣州市醫藥公司黃金圍物流倉工程	12,580,000.00	0.00	262,232.64	0.00	262,232.64		自有資金	5%
嘉鴻花園商舖	2,040,000.00	2,042,862.50	0.00	0.00	2,042,862.50		自有資金	已完工未交付使用
華友大廈首層商舖	3,010,000.00	3,010,000.00	0.00	0.00	3,010,000.00		自有資金	已完工未交付使用
廣州陳李濟藥廠廠房易地擴建		33,449,400.74	1,125,878.11	0.00	34,575,278.85		自有資金	98%
府前大廈營業辦公樓		7,660,000.00	127,542.02	0.00	7,787,542.02		自有資金	95%
陽光花園商舖	1,260,000.00	1,266,205.00	0.00	0.00	1,266,205.00		自有資金	已完工未交付使用
GMP工程改造		9,038,246.12	0.00	9,038,246.12	0.00		自有資金	
其他		406,136.00	381,835.00	0.00	787,971.00		自有資金	90%
在建工程減值準備		-19,462,536.04	0.00	0.00	-19,462,536.04			
		188,875,666.86	35,702,335.95	9,582,455.7	214,995,547.11	0.00		

四、合併會計報表主要項目附註(續)

8. 長期待攤費用

項目	攤銷年限	原始發生額	本期攤銷額	累計攤銷額	期末數	剩餘攤銷年限
裝修費	5年	15,211,939.43	2,086,809.82	3,327,916.43	11,884,023.00	1~5年
租入固定資產改良支出		1,693,800.00	169,380.00	1,185,660.00	508,140.00	1年6個月
公用設施支出		3,271,200.00	469,442.45	2,414,720.00	856,480.00	1~2年
電腦小型機系統		2,848,000.00	474,666.66	1,107,555.54	1,740,444.46	1年8個月
電腦開發費用		3,517,284.18	46,775.46	672,588.64	2,844,695.54	2年6個月
電話初裝費		1,326,200.00	185,507.13	998,216.19	327,983.81	1年
ERP系統費用		4,875,604.42	1,834,664.67	2,616,475.27	2,259,129.15	2~5年
水電增容費		2,204,800.00	334,960.08	1,628,559.96	576,240.04	1年6個月
新廠用電增容費		800,000.00	67,998.00	547,986.00	252,014.00	1年6個月
水電使用權		1,118,890.00	125,876.22	741,261.14	377,628.86	1年6個月
H股上市資產評估增值		6,196,963.49	1,096,778.19	4,908,255.91	1,288,707.58	6個月~1年
GMP工程改造		4,426,817.44	452,682.00	3,326,690.85	1,100,126.59	2年6個月
其他		3,190,363.97	542,852.94	1,173,795.22	2,016,568.75	1~5年
		50,681,862.93	7,888,393.62	24,649,681.15	26,032,181.78	

9. 其他業務利潤

	本期累計數	上年同期累計數
(1) 其他業務收入		
資產出租	13,216,780.23	14,918,570.19
材料銷售	3,486,928.71	1,297,477.04
利息	3,482,605.04	304,805.84
無形資產轉讓	0.00	445,358.62
產品宣傳	1,058,100.98	2,525,885.69
其他	621,660.23	315,504.19
	21,866,075.19	19,807,601.57
(2) 其他業務支出		
資產出租	2,137,489.21	2,002,227.03
材料銷售	3,156,500.68	1,325,165.14
其他	803,929.59	448,381.35
	6,097,919.48	3,775,773.52
	15,768,155.71	16,031,828.05

四、合併會計報表主要項目附註(續)

10. 財務費用

	本期累計數	上年同期累計數
利息淨支出	4,504,254.13	16,128,790.09
匯兌淨損失	-317,005.54	333,230.37
金融機構手續費	327,107.49	316,038.26
其他	10,826.10	15,038.50
	4,525,182.18	16,793,097.22

11. 投資收益

		本期累計數	上年同期累計數
股權投資	成本法	-1,225,504.79	3,135,085.11
	權益法	-539,414.87	344,139.13
債權投資		840.00	193,830.92
		-1,764,079.66	3,673,055.16

12. 營業外收入

	本期累計數	上年同期累計數
處理固定資產淨收益	70,019.57	93,134.38
固定資產盤盈	0.00	56,217.00
出售廢料	23,209.16	5,643.79
罰款及滯納金	25,909.59	25,567.61
流轉稅返還款	23.87	0.00
地鐵工程拆遷補償	0.00	2,268,088.00
無法支付的應付款	1,578,988.21	167,406.74
其他	1,466,551.06	1,392,777.57
	3,164,701.46	4,008,835.09

13. 營業外支出

	本期累計數	上年同期累計數
處理固定資產淨損失	144,527.53	651,222.47
債務重組損失	0.00	0.00
捐贈	287,535.33	26,501.60
罰款及滯納金	409,968.79	549,627.72
非常損失	5,289.04	6,359.57
其他	4,643,139.94	2,124,059.63
減值準備	0.00	4,797,315.61
	5,490,460.63	8,155,086.60

五、母公司會計報表主要項目附註(如無特別註明，貨幣單位均為人民幣元)

1. 其他應收款

賬齡	年初數			期末數		
	餘額	比例	壞賬準備	餘額	比例	壞賬準備
1年以內	94,770,586.57	39%	0.00	290,583,109.53	67.26%	0.00
1至2年	53,504,040.73	22%	150,613.06	52,985,098.49	12.27%	0.00
2至3年	92,480,525.64	39%	0.00	69,354,381.29	16.05%	0.00
3至4年	0.00	0%	0.00	19,126,144.35	4.42%	150,613.06
4至5年	0.00	0%	0.00	0.00	0.00	0.00
5年以上	0.00	0%	0.00	0.00	0.00	0.00
	240,755,152.94	100%	150,613.06	432,048,733.66	100%	150,613.06

其他應收款中包括廣藥集團欠本公司本部的款項6,000,000.00元。

2. 長期股權投資

被投資公司名稱	初始投資額	佔被投資公司股比	累計權益增減額	期末數
廣州星群(藥業)股份有限公司	72,422,318.70	84.11%	8,570,168.85	101,171,848.54
廣州中藥一廠	95,757,278.42	100%	33,971,596.59	220,772,925.49
廣州陳李濟藥廠	84,210,759.25	100%	10,354,566.04	160,512,413.73
廣州眾勝藥廠	10,756,930.75	100%	0.00	0.00
廣州奇星藥廠	126,775,482.62	100%	5,689,987.48	138,283,006.42
廣州敬修堂藥業股份有限公司	78,489,814.94	83.90%	1,653,418.16	72,129,916.09
廣州潘高壽(藥業)股份有限公司	85,298,132.51	81.53%	6,516,025.12	96,204,519.13
廣州羊城藥業股份有限公司	53,635,124.44	87.07%	4,267,071.71	60,571,453.72
廣州市醫藥公司	133,149,915.75	100%	18,139,765.70	308,865,536.28
廣州市藥材公司	40,159,983.83	100%	3,395,346.85	60,858,081.51
廣州醫藥進出口公司	8,451,925.49	100%	689,807.60	18,765,430.86
暨華醫療器械責任有限公司	500,000.0	30%	0.00	1,500,000.00
廣州廣京中藥技術創新中心有限公司	700,000.00	70%	0.00	673,756.80
南海市南方包裝有限公司	30,000,000.00	21.42%	0.00	30,000,000.00
合計	820,307,666.70		93,247,754.10	1,270,308,888.57

五、母公司會計報表主要項目附註(如無特別註明，貨幣單位均為人民幣元)(續)

3. 投資收益

	本期累計數	上年同期累計數
成本法	0.00	0.00
權益法	93,247,754.10	82,953,293.04
	93,247,754.10	82,953,293.04

六、分行業資料

貨幣單位：人民幣千元

行業	營業收入淨額		營業成本		營業毛利	
	上年同期數	本期數	上年同期數	本期數	上年同期數	本期數
製造業	695,220	841,457	312,457	394,393	382,763	447,064
貿易	1,460,866	1,803,514	1,310,320	1,639,612	150,546	163,902
批發	1,233,656	1,588,581	1,130,300	1,468,931	103,356	119,650
零售	195,761	173,503	152,975	132,203	42,786	41,300
進出口	31,449	41,430	27,045	38,478	4,404	2,952
	2,156,086	2,644,971	1,622,777	2,034,005	533,309	610,966

七、關聯方關係及其交易

(1) 存在控制關係的關聯方

企業名稱	註冊地址	主營業務	與本企業關係	經濟性質或類型	法定代表人
廣州醫藥集團有限公司	廣州市沙面北街45號	生產及銷售	母公司	有限責任公司	蔡志祥
廣州星群(藥業)股份有限公司	廣州市人民中路252號	生產及銷售	子公司	股份有限公司	李興華
廣州中藥一廠	廣州市杉木欄路77號	生產及銷售	子公司	國有控股	麥奇傑
廣州陳李濟藥廠	廣州市廣州大道南1688號	生產及銷售	子公司	國有控股	李國駒
廣州眾勝藥廠	廣州市多寶路昌華新街32號	生產及銷售	子公司	國有控股	麥奇傑
廣州奇星藥廠	廣州市新港中路赤崗北街33號	生產及銷售	子公司	國有控股	朱柏華
廣州敬修堂(藥業)股份有限公司	廣州市人民南路179號	生產及銷售	子公司	股份有限公司	黃海濤
廣州潘高壽藥業股份有限公司	廣州市解放北路618~620號	生產及銷售	子公司	股份有限公司	廖景光
廣州羊城藥業股份有限公司	廣州市白雲區江村橋頭側	生產及銷售	子公司	股份有限公司	陳翔志
廣州市醫藥公司	廣州市大同路97號	批發及零售	子公司	國有控股	馮贊勝
廣州市藥材公司	廣州市光復南路140號	批發及零售	子公司	國有控股	蘇德貴
廣州市醫藥進出口公司	廣州市沙面北街59號	批發及零售	子公司	國有控股	塗克金

七、關聯方關係及其交易（續）

(2) 存在控制關係的關聯方的註冊資本及其變化

貨幣單位：人民幣萬元

企業名稱	年初數	本期增加數	本期減少數	期末數
廣州醫藥集團有限公司	100,770	0	0	100,770
廣州星群(藥業)股份有限公司	5,350	0	0	5,350
廣州中藥一廠	1,167	0	0	1,167
廣州陳李濟藥廠	752	0	0	752
廣州眾勝藥廠	499	0	0	499
廣州奇星藥廠	560	0	0	560
廣州敬修堂(藥業)股份有限公司	6,210	0	0	6,210
廣州潘高壽藥業股份有限公司	4,332	0	0	4,332
廣州羊城藥業股份有限公司	6,189	0	0	6,189
廣州市醫藥公司	835	0	0	835
廣州市藥材公司	882	0	0	882
廣州市醫藥進出口公司	257	0	0	257

(3) 存在控制關係的關聯方所持股份或權益及其變化

貨幣單位：人民幣萬元

企業名稱	年初數	%	本期增加數	%	本期減少數	%	期末數	%
廣州醫藥集團有限公司	51,300	70	0	0	0	0	51,300	70
廣州星群(藥業)股份有限公司	4,500	84.11	0	0	0	0	4,500	84.11
廣州中藥一廠	1,167	100	0	0	0	0	1,167	100
廣州陳李濟藥廠	752	100	0	0	0	0	752	100
廣州眾勝藥廠	499	100	0	0	0	0	499	100
廣州奇星藥廠	560	100	0	0	0	0	560	100
廣州敬修堂(藥業)股份有限公司	5,210	83.90	0	0	0	0	5,210	83.90
廣州潘高壽藥業股份有限公司	3,532	81.53	0	0	0	0	3,532	81.53
廣州羊城藥業股份有限公司	5,389	87.07	0	0	0	0	5,389	87.07
廣州市醫藥公司	835	100	0	0	0	0	835	100
廣州市藥材公司	882	100	0	0	0	0	882	100
廣州市醫藥進出口公司	257	100	0	0	0	0	257	100

七、關聯方關係及其交易(續)

(4) 關聯方交易

1 不存在控制關係的關聯方關係的性質

企業名稱	與本公司的關係
廣州天心藥業股份有限公司	與本公司同一母公司
廣州僑光制藥廠	與本公司同一母公司
廣州光華藥業股份有限公司	與本公司同一母公司
廣州明興制藥廠	與本公司同一母公司
廣東制藥廠	與本公司同一母公司
廣州市醫藥物資供應公司	與本公司同一母公司
廣州何濟公制藥廠	與本公司同一母公司
廣州衛生材料廠	與本公司同一母公司
廣州制藥廠	與本公司同一母公司
廣州制藥十廠	與本公司同一母公司
廣州醫藥經濟拓展公司	與本公司同一母公司
廣州中富藥業有限公司	合營企業
廣東星華保健飲料有限公司	子公司
廣州廣京中藥技術創新中心有限公司	子公司
保聯拓展有限公司	與本公司同一母公司

2 採購貨物

貨幣單位:人民幣千元

公司名稱	本期累計數	上年同期累計數
廣州天心藥業股份有限公司	7	4
廣州僑光制藥廠	747	0
廣州明興制藥廠	698	142
廣州市醫藥物資供應公司	85	465
廣州何濟公制藥廠	371	21
廣州衛生材料廠	3,839	1,144
廣州光華藥業股份有限公司	273	874
廣州制藥十廠	656	608
	6,677	3,258

以上購貨業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

七、關聯方關係及其交易(續)

(4) 關聯方交易(續)

3 銷售貨物

貨幣單位：人民幣千元

公司名稱	本期累計數	上年同期累計數
廣州天心藥業股份有限公司	1,445	1,581
廣州僑光制藥廠	5,386	2,843
廣州光華藥業股份有限公司	165	0
廣東制藥廠	49	93
廣州市醫藥物資供應公司	443	0
廣州何濟公制藥廠	25	0
廣州衛生材料廠	998	0
	8,511	4,517

以上銷售業務均採用政府的定價或按政府規定的定價方法制定的交易價格進行。

4 應收應付款項

貨幣單位：人民幣千元

	年初數	期末數
應收賬款：		
廣州光華藥業股份有限公司	121	0
廣州衛生材料廠	0	507
廣州市醫藥物資供應公司	0	43
廣州天心藥業股份有限公司	2,627	760
廣州僑光制藥廠	3,658	3,302
應付賬款：		
廣州僑光制藥廠	0	259
廣州明興制藥廠	0	507
廣州何濟公制藥廠	0	45
廣州天心藥業股份有限公司	0	33
廣州衛生材料廠	233	414
廣州光華藥業股份有限公司	-40	-94
廣州制藥十廠	0	43
其他應收款：		
廣州醫藥集團有限公司	6,089	8,586
其他應付款：		
廣州醫藥集團有限公司	5,289	5,242

七、關聯方關係及其交易(續)

(4) 關聯方交易(續)

5. 提供或接受勞務

貨幣單位：人民幣千元

	註	本期累計數	上年同期累計數
職工住房服務費	[1]	136	569
綜合服務費	[2]	177	174
		313	743

註[1] 根據本公司本部與廣藥集團於1997年9月1日簽訂的職工住房服務合同，以及於1997年12月31日所發出的補充通告，廣藥集團同意為本公司的員工繼續提供職工住房。本公司本部按照上述職工住房賬面淨值的6%支付服務費。上述職工住房服務合同將於2007年12月31日期滿。

註[2] 根據本公司本部與廣藥集團於1997年9月1日簽訂的綜合服務合同，廣藥集團為本公司提供若干福利設施，本公司負責經營、管理及維修這些福利設施，並按照截至1997年末止這些福利設施的累計折舊釐定服務費，服務費每年按上年度水平的10%遞增。此綜合服務合同將於2007年12月31日期滿。

6. 租賃

根據本公司本部與廣藥集團於1997年9月1日簽訂的租賃協定及辦公樓租賃協定，本公司租用廣藥集團若干樓宇作倉庫及辦公樓用途，為期3年，每年支付固定租金(參考廣州市房地產管理局制定的標準租金進行調整)，以及按實際使用量支付公用設施和其他雜項費用。本公司本期應向廣藥集團支付上述租金 270 千元(上年同期：270 千元)。

7. 擔保

本公司為關聯方向銀行借款提供擔保的情況如下：

公司名稱	年初數(千元)	期末數(千元)
廣州醫藥貿易中心	0	0

8. 許可協定

根據本公司本部與廣藥集團於1997年9月1日簽訂的商標許可協定，本公司於商標許可協定簽訂日起計10年內可使用38個廣藥集團擁有的商標，並按照本公司的銷售淨額的千分之一支付商標使用費。此商標許可協定將於2007年9月1日期滿。本公司本期應向廣藥集團支付上述商標許可使用費183千元(上年同期：164千元)。

七、關聯方關係及其交易(續)

(4) 關聯方交易(續)

9. 預付租金

根據本公司本部與廣藥集團於1998年8月28日簽訂的協議書，廣藥集團同意本公司本部租用其擴建的新辦公大樓的部分場地。本公司本部支付的租金按當時的市場租賃價格折讓38%計算。由於廣藥集團需要資金進行辦公樓擴建工程，本公司本部已根據上述協議書的規定向廣藥集團預付租金6,000,000.00元。廣藥集團承諾該款項僅用於辦公樓的建設，並可抵扣應付的租金。租賃年期應不少於10年或直至預付租金完全抵扣為止，以較長者為準。

10. 房改補貼

根據本公司本部與廣藥集團於1997年9月1日簽訂的職工住房服務合同，廣藥集團同意在本公司本部的要求下以及在符合當期適用廣州市地區內的房改政策的情況下，以優惠房價向本公司的職工出售職工住房。本公司本部同意按照優惠房價與廣藥集團建設或購入這些職工住房的成本(扣除累計折舊)的差額給予補貼，該補貼在購房手續完成後12個月內向廣藥集團支付。截至本期末止，本公司應向廣藥集團支付房改補貼62,030千元(上年末：62,030千元)。

八、或有事項

截至2001年6月30日止，本公司沒有需要披露的重大或有事項。

九、承諾事項

截至2001年6月30日止，本公司的資本承諾金額為9,905千元(上年末：52,153千元)，經營租賃承諾金額為47,973千元(上年末：33,086千元，其中，一年內支付13,720千元)。

十、資產負債表日後事項中的非調整事項

截至2001年6月30日止，本公司沒有資產負債表日後事項中的非調整事項。

十一、債務重組事項

截至2001年6月30日止，本公司沒有發生債務重組事項。

十二、非貨幣性交易

截至2001年6月30日止，本公司沒有發生非貨幣性交易事項。

(二)按照香港普遍採納之會計原則編制報表(未經審核)

簡明綜合損益表
(按香港普遍採納會計原則編制)
截至二零零一年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二零零一年 人民幣千元	 二零零零年 人民幣千元
營業額	二	**2,644,971**	2,150,903
銷售成本		**(2,034,005)**	(1,617,523)
毛利		**610,966**	533,380
其他收益		**32,657**	33,756
分銷成本，行政開支 及其他經營開支		**(516,821)**	(437,809)
經營盈利	三	**126,802**	129,327
融資成本		**(18,843)**	(17,482)
應佔盈利減虧損			
共同控制實體		**(666)**	(539)
聯營公司		**286**	471
除稅前盈利		**107,579**	111,777
稅項	四	**(54,194)**	(27,166)
除稅後盈利		**53,385**	84,611
少數股東權益		**(1,322)**	(6,219)
淨利潤		**52,063**	78,392
轉往資本公積	十三	**(300)**	(3,060)
股東應佔溢利		**51,763**	75,332
股息	五	**24,327**	36,645
每股溢利	六	**RMB0.0645**	RMB0.1070

由於已確認損益表之唯一項目為上述淨利潤人民幣52,063,000元(二零零零年：人民幣78,392,000元)，故此並無呈列已確認損益報表。

簡明綜合資產負債表
(按香港普遍採納會計原則編制)
二零零一年六月三十日及二零零零年十二月三十一日結算

	附註	未經審核 二零零一年 六月三十日 人民幣千元	重新列示 二零零零年 十二月三十一日 人民幣千元
遞延費用		84,685	89,909
固定資產及在建工程	七	1,087,623	1,135,065
共同控制實體權益		39,072	39,738
聯營公司權益		3,176	2,967
投資證券		47,612	33,003
流動資產			
存貨		713,433	789,098
貿易及其他應收款	八	867,564	678,313
銀行結餘及現金		1,143,008	488,333
		2,724,005	1,955,744
流動負債			
貿易及其他應付款	九	995,176	929,621
長期銀行貸款之一年內應償還額	十	24,000	34,000
應付稅項		51,193	35,520
短期銀行貸款		396,620	478,000
		1,466,989	1,477,141
流動資產淨額		1,257,016	478,603
總資產減流動負債		2,519,184	1,779,285
資金來源:			
股本	十一	810,900	732,900
股份溢價	十二	780,405	120,333
儲備	十三	618,682	631,352
保留盈餘	十四	154,638	89,905
擬派股息	五	-	24,327
股東權益		2,364,625	1,598,817
少數股東權益		114,559	115,468
長期銀行貸款	十	40,000	65,000
		2,519,184	1,779,285

簡明綜合現金流量表
(按香港普遍採納會計原則編制)
截至二零零一年六月三十日止六個月

	未經審核
	人民幣千元
經營業務之現金流入淨額	172,283
投資回報及融資成本之現金流出淨額	(31,083)
稅項	(56,402)
投資業務之現金流出淨額	(51,815)
融資之現金流入淨額	621,692
現金及現金等價物之增加	654,675
一月一日之現金及現金等價物	488,333
六月三十日之現金及現金等價物	1,143,008
現金及現金等價物餘額分析：	
銀行結餘及現金	1,143,008

簡明賬目附註
(按香港普遍採納會計原則編制)

一　編制基準及會計政策

此等未經審核綜合簡明中期賬目(「中期賬目」)乃按照香港會計師公會頒佈之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製的。由於香港聯合交易所上市規則附件16(37.3)關於變遷過渡期條款容許在本期不列示現金流量表比較數字資料。由於本集團引用此條款，現金流量表比較數字資料並未在此賬目中列示。又因會計實務準則第25號要求列示現金流量表比較數字資料，故此缺少現金流量表比較數期並不符合會計實務準則第25號之要求。

此簡明中期賬目，應與二零零零年年度財務報表一併閱讀。

本集團除了採納了下列由香港會計師公會頒佈之會計實務準則(此等會計實務準則於二零零一年一月一日或以後之會計期間生效)而改變若干會計政策外，於編制此簡明中期賬目所採用之會計政策及計算方法與截至二零零零年十二月三十一日止年度之年度賬目中所採用者一致：

會計實務準則第9號(經修訂)	：	結算日後之事項
會計實務準則第14號(經修訂)	：	租賃(於二零零零年七月一日或以後之會計期間生效)
會計實務準則第26號	：	分部報告
會計實務準則第28號	：	準備、或有負債及或有資產
會計實務準則第31號	：	資產減值
會計實務準則第32號	：	綜合賬目及附屬公司投資會計處理

下列為本集團採納會計實務準則會計政策之改變及影響：

(a)　會計實務準則第9號(經修訂)　：結算日後之事項

根據已修改的會計實務準則第9號，本集團不再將資產負債表日後建議或宣派的股息確認為負債。這一會計政策的變化已經過追溯調整以使比較數字符合變化了的會計政策。

詳見於附註14，二零零零年一月一日的年初保留盈餘增加了人民幣21,987,000元，作為沖回一九九九年底對一九九九年十二月三十一日後提出的股息分配所作準備。這一分配方案在資產負債表日後才公佈，而在此之前已確認為負債。二零零一年一月一日的年初保留盈餘增加了人民幣24,327,000元，作為沖回二零零零年底為二零零零年二月三十一日後提出的股息分配所作準備。這一分配方案在資產負債表日後才公佈，而在此之前已確認為負債 。

由於不需再對提出的股息分配確認準備，這一調整導致二零零零年十二月三十一日的短期負債減少了人民幣24,327,000元。因沒有宣派中期股息，故此對二零零一年六月三十日的流動責債並無影響。

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

一　編制基準及會計政策(續)

(b)　會計實務準則第26號　：分部報告

於此簡明中期賬目附註二，本集團已披露了根據會計實務準則第26號定義之分部收入及業績。根據本集團之內部財務報告形式，本集團已決定以業務分部資料作為主要報告形式，而地區分部資料則作為次要報告形式，比較數字亦已提供。

除上述之影響外，本集團並未因採納上述其他新會計政策而受到重大影響。

二　分部資料

本集團主要從事(1)中成藥製造；(2)醫藥貿易業務，包括批發、零售和進出口西藥、中成藥、中藥和醫療設備。

(1)　本集團之業務分部營業額及業績分析如下：

	截至二零零一年六月三十日止六個月					
	製造 人民幣千元	批發 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	集團 人民幣千元
營業額						
外部	841,457	1,588,581	173,503	41,430	-	2,644,971
內部	15,504	299,509	-	-	(315,013)	-
合計	856,961	1,888,090	173,503	41,430	(315,013)	2,644,971
分部業績	93,271	30,703	8,596	1,119	(3,743)	129,946
未分類成本						(3,144)
經營溢利						126,802
融資成本						(18,843)
應佔盈利減虧損						
共同控制企業	(666)					(666)
聯營公司	286					286
除稅前盈利						107,579
稅項						(54,194)
少數股東權益						(1,322)
淨利潤						52,063

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

二　分部資料(續)

(1)　本集團之業務分部營業額及業績分析如下:(續)

	截至二零零零年六月三十日止六個月					
	製造 人民幣千元	批發 人民幣千元	零售 人民幣千元	進出口 人民幣千元	抵銷 人民幣千元	集團 人民幣千元
營業額						
外部	692,441	1,225,267	195,839	37,356	-	2,150,903
內部	-	80,534	-	145	(80,679)	-
合計	692,441	1,305,801	195,839	37,501	(80,679)	2,150,903
分部業績	83,024	39,833	9,847	1,527	-	134,231
未分類成本						(4,904)
經營溢利						129,327
融資成本						(17,482)
應佔盈利減虧損						
共同控制企業	(539)					(539)
聯營公司	471					471
除稅前盈利						111,777
稅項						(27,166)
少數股東權益						(6,219)
淨利潤						78,392

未分類成本指集團費用。

(2)　因為集團在中國以外市場的營業額及經營業績佔整個集團營業額及經營業績均少於10%,所以並無提供本集團之主要地區分部收益及分部業績分析。

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

三　經營盈利

	截至六月三十日止六個月	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
經營盈利已扣除下列項目：		
固定資產折舊及攤銷	34,296	28,959
固定資產及在建工程之減值損失	50,277	-
出售固定資產損失	74	588

四　稅項

在簡明綜合損益表支銷之稅項如下：

	截至六月三十日止六個月	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
中國企業所得稅	54,117	27,077
應佔聯營公司稅項	77	89
	54,194	27,166

根據廣州市財政局[2000]1063號文的規定，廣州市上市公司的企業所得稅於二零零一年可先按33%的法定稅率徵收後，對超過15%的部分按隸屬關係由各級財政(即所得稅18%的60%)給予返還。故此現行所得稅退稅率為10.8%。本公司及主要子公司於二零零一年實際所得稅率為22.2%。本公司已向廣州市財政局提出退稅申請，退稅金額預計為人民幣15,000,000元。由於財政部門未正式返還該款項，故此未計入2001年上半年收益。

集團屬下於中國以外地方成立的公司須根據彼等經營的國家的稅務法律按應課稅收入繳付所得稅。

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

五 股息

	截至六月三十日止六個月	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
已派二零零零年度末期股息每股人民幣0.03元(一九九九年已派:人民幣0.03)(註釋1)	24,327	21,987
擬派二零零一年度中期股息每股人民幣零元(一九九九年已派:人民幣0.02)	—	14,658
	24,327	36,645

註釋:

(1) 在此前所記錄的於資產負債表日後記錄並宣佈派發的股息已在一九九九年十二月三十一日及二零零零年十二月三十一日之期末報表中預提,金額分別為人民幣21,987,000元及人民幣24,327,000元。根據本集團於附註一(a)中所提及的新會計政策,此預提金額已在二零零零年一月一日及二零零一年一月一日之期初保留盈餘中沖銷(附註十四),並已記錄於實際派發期間。

六 每股溢利

截至二零零一年六月三十日止六個月每股溢利乃按淨利潤人民幣52,063,000元(二零零零年:人民幣78,392,000元)及年內已發行之加權平均數807,021,547股(二零零零年: 732,900,000股)計算。

七 固定資產及在建工程

	人民幣千元
截至二零零一年六月三十日止六個月	
期初淨值	1,135,065
本期添置	37,987
本期出售	(856)
本期折舊及攤銷	(34,296)
減值損失	(50,277)
期末淨值	1,087,623

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

八　貿易及其他應收款

貿易應收款及其他應收款包括貿易應收賬款，按其賬齡分析如下：

	二零零一年 六月三十日 人民幣千元	二零零零年 十二月三十一日 人民幣千元
六個月內	579,833	413,173
六個月到一年	15,690	14,197
一年到兩年	2,647	6,454
	598,170	433,824

由除銷所產生的貿易應收款一般可享有一至三個月的信貸期。

九　貿易及其他應付款

貿易應付款及其他應付款包括貿易應付賬款，按其賬齡分析如下：

	二零零一年 六月三十日 人民幣千元	二零零零年 十二月三十一日 人民幣千元
一年以內	450,576	477,378
一年到兩年	39,331	17,086
兩年到三年	30,143	22,262
	520,050	516,726

十　長期銀行貸款

	二零零一年 六月三十日 人民幣千元	二零零零年 十二月三十一日 人民幣千元
銀行貸款，有抵押	64,000	99,000
一年內到期之長期銀行貸款	(24,000)	(34,000)
	40,000	65,000
以上又可分析如下：		
銀行貸款還款期		
第一年內	24,000	34,000
第二年內	40,000	65,000
	64,000	99,000
一年內到期之長期銀行貸款	(24,000)	(34,000)
	40,000	65,000

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

十一 股本

	已註冊、發行及繳足股本							
	國有股		H股		A股		合計	
	股數	人民幣千元	股數	人民幣千元	股數	人民幣千元	股數	人民幣千元
已註冊、發行及繳足股本： 二零零零年及 二零零一年一月一日	513,000,000	513,000	219,900,000	219,900	-	-	732,900,000	732,900
本期發行	-	-	-	-	78,000,000	78,000	78,000,000	78,000
二零零一年六月三十一日	513,000,000	513,000	219,900,000	219,900	78,000,000	78,000	810,900,900	810,900

本公司於二零零一年一月十日以發行價每股人民幣9.80元發行面值為人民幣1.00元之A股78,000,000股，並於二零零一年二月六日於上海證券交易所掛牌交易。

十二 股本溢價

	人民幣千元
二零零零年及二零零一年一月一日	120,333
A股上市股本溢價扣除上市費用	660,072
二零零一年六月三十日	780,405

十三 儲備

	資本公積金(附註 a)	法定盈餘公積金(附註 b)	法定公益金(附註 b)	任意盈餘公積金(附註 b)	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零零年一月一日	425,603	59,540	60,762	45,289	591,194
轉撥自本年度保留盈餘	11,675	47,885	26,408	9,425	95,393
轉撥至保留盈利	-	(4,663)	(18,959)	(31,613)	(55,235)
二零零零年十二月三十一日	437,278	102,762	68,211	23,101	631,352
二零零一年一月一日	437,278	102,762	68,211	23,101	631,352
轉撥自本年度保留盈餘	300	-	-	-	300
轉撥至保留盈利	-	(649)	(6,600)	(5,721)	(12,970)
二零零一年六月三十日	437,578	102,113	61,611	17,380	618,682

(a) 資本公積金

本期間由保留盈餘之轉拔是因本集團一附屬公司被評定為「高新技術企業」而享受之財政局撥款。

(b) 由於中國會計準則及法規的某些改變，本集團於本期轉拔部分此等公積金至保留盈餘。

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

十四 保留盈餘

	附註	人民幣千元
於二零零零年一月一日-如前所呈列		33,798
採用會計實務準則第9號(經修訂)之影響	1 (a)	21,987
於二零零零年一月一日－重新列示		55,785
支付一九九九年度之末期股息		(21,987)
本年度淨利潤		135,250
轉撥至儲備金		(40,158)
支付二零零零年度之中期股息	5	(14,658)
		114,232
保留盈餘		89,905
二零零零年度擬派股息	5	24,327
		114,232
本公司及附屬公司		118,094
共同控制實體		(2,261)
聯營公司		(1,601)
於二零零零年十二月三十一日		114,232
於二零零一年一月一日－如前所呈列		89,905
採用會計實務準則第9號(經修訂)之影響	1 (a)	24,327
於二零零一年一月一日－重新列示		114,232
支付二零零零年度之末期股息	5	(24,327)
期間淨利潤		52,063
轉撥自儲備		12,670
		154,638
保留盈餘		154,638
二零零一年度中期擬派股息	5	—
		154,638
本公司及附屬公司		158,957
共同控制實體		(2,927)
聯營公司		(1,392)
於二零零一年六月三十日之保留盈餘		154,638

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

十五 承擔

(a) 固定資產之資本承擔

	二零零一年 六月三十日 人民幣千元	二零零零年 十二月三十一日 人民幣千元
已簽約但未撥備	9,905	52,153
已批準但未簽約	—	—
	9,905	52,153

(b) 經營租賃承擔

於二零零一年六月三十日,集團未來最低應支付租金匯總如下:

	二零零一年 六月三十日 人民幣千元	重新列示 二零零零年 十二月三十一日 人民幣千元
已簽訂的不可撤銷的經營性土地及房屋租賃合同:		
第一年內	6,433	5,016
第二至第五年內	31,211	16,624
五年後	10,329	11,446
	47,973	33,086

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

十六 有關連人士交易

本集團在正常業務範圍內進行之重要有關連人士交易摘要如下：

	附註	截至六月三十日止六個月 二零零一年 人民幣千元	 二零零零年 人民幣千元
最終控股公司			
商標使用費	a	2,745	2,309
服務費	b	681	1,545
職工住房改造款項	c	-	2,446
福利設施服務費	d	207	202
租金支出	e	1,451	1,325
共同控制實體	f		
銷售半製成品		556	644
採購製成品及原材料		268	-
聯營公司	f		
已付加工費用		-	3,959
銷售製成品		1,254	923
同系附屬公司	f		
銷售製成品及原材料		10,752	16,279
採購製成品及原材料		6,677	26,512

(a) 根據廣州醫藥集團有限公司(「廣藥集團」)與本公司於一九九七年九月一日簽訂之商標許可協議，廣藥集團授予本公司及其附屬公司一項獨佔許可權，本集團於商標許可協議簽訂日期起計十年內可使用三十八個廣藥集團擁有的商標。本公司同意按照本公司及其附屬公司的總銷售淨額的0.1%支付商標使用費。

簡明賬目附註(續)
(按香港普遍採納會計原則編制)

十六　有關連人士交易(續)

(b)　根據廣藥集團與本公司於一九九七年九月一日簽訂之職工住房服務合同與及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本集團的員工繼續提供職工住房。本公司同意每年按照該等職工住房賬面淨值的6%支付服務費。此職工住房服務合同將於二零零七年十二月三十一日到期。

(c)　根據廣藥集團與本公司簽訂之職工住房服務合同，廣藥集團同意在本公司提出要求下與及在符合當時適用於廣州市地區內的房改政策情況下，以優惠房價向本集團的職工出售職工住房。本公司同意按照優惠房價與廣藥集團在建設或購入該職工住房的成本(扣除累積折舊後)之差額補貼給廣藥集團，該補貼在購房手續完成後十二個月內向廣藥集團支付。本期間內並無此項支出。

(d)　根據廣藥集團與本公司於一九九七年九月一日簽訂之綜合服務合同，廣藥集團同意為本集團提供若干福利設施。本集團同意負責經營、管理及維修該等福利設施與及支付按照一九九七年十二月三十一日止年度該等福利設施的總折舊額而釐定的福利設施服務費，並於每年按去年福利設施服務費的10%遞增。此綜合服務合同將於二零零七年十二月三十一日到期。

(e)　根據廣藥集團與本公司於一九九七年九月一日簽訂之租賃協議及辦公樓租賃協議，廣藥集團授權本集團使用若干樓宇作為貨倉及辦公樓，為期三年，每年按固定租金收費並會按照由廣州市房地產管理局釐定之標準租金作出調整，加上按實際使用量支付之公用設施及其他雜項費用。本協定在到期後，按照原條款延長一年。

(f)　本集團與共同控制企業，聯營企業和同系附屬公司之間的銷售及採購業務均是基於與第三者交易相似之價格。

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七、備查文件目錄

1、 載有公司法定代表人董事長親筆簽名的中期報告；

2、 載有公司法定代表人、總會計師、財務負責人簽名並蓋章的會計報表；

3、 報告期內在《香港經濟日報》、《Hong Kong iMail》、《中國證券報》、《上海證券報》上公開披露過的所有公司文件的正本及公告原稿；

4、 二零零一年中期報告(摘要)；

5、 《公司章程》

附註：

1. 以上備查文件可於本報告所載公司資料章節索取查閱。

2. 本報告分別以中、英文兩種語言編訂，除按香港普遍採納會計原則編制的會計報表外，兩個文體若出現解釋上的岐義時，以中文本為准。

廣州藥業股份有限公司
董事長
蔡志祥

2001年8月20日

Important notice: The Board of Directors (the "Board") severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this interim report. The interim financial reports are unaudited.

Contents

	Pages
Company Profile	2
Principal Financial Data and Financial Indicators	3
Change in Share Capital and Shareholders	6
Business Review and Prospects	8
Disclosure of Significant Events	13
Financial Reports:	
Prepared in Accordance with Accounting Rules and Regulations in the People's Republic of China ("PRC")	15
Prepared in Accordance with Hong Kong Generally Accepted Accounting Principles ("HK GAAP")	44
Documents Available for Inspection:	58

COMPANY PROFILE



Legal name	
Chinese name:	廣州葯業股份有限公司
Chinese abbreviation:	廣州葯業
English name:	Guangzhou Pharmaceutical Company Limited
English abbreviation:	GPC
Registered office addresses:	
The PRC registered office address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Post code:	510130
Telephone:	(8620) 81218103
Fax:	(8620) 81876408
Website:	http://www.gzphar.com
E-mail:	sec@gpc.com.cn
Principal business address in Hong Kong:	Room 2005, 20th Floor, Tower Two, Lippo Center, 89 Queensway, Hong Kong
Legal representative:	Cai Zhixiang
Company Secretary	
Name:	He Shuhua
Address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Telephone:	(8620) 81218117
Fax:	(8620) 81876408
E-mail:	hesh@ghc.com.cn
Newspapers designated by the Company to disclose information:	Shanghai Securities Daily, China Securities Hong Kong Economic Daily Hong Kong iMail
Internet website publishing interim report designated by:	
The China Securities Regulatory Committee	http://www.sse.com.cn
The Hong Kong Stock Exchange	http://www.hkex.com.hk
Place where the interim report is available for inspection:	Company Secretary Office Guangzhou Pharmaceutical Co Ltd 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Place of listing of shares and trading codes:	*A shares* Shanghai Stock Exchange Stock code: 600332 Stock name: GZ Phar.
	H shares The Stock Exchange of Hong Kong Limited Stock code: 0874 Stock name: GZ Phar.

Principal financial data and financial indicators

Principal financial indicators prepared in accordance with PRC accounting rules and regulations:

	Unaudited		Adjusted, Unaudited
	Six months ended 30 June 2001	Six months ended 30 June 2000	Year ended 31 December 2000
	Rmb'000	*Rmb'000*	*Rmb'000*
Income from principal operations	2,644,971	2,156,087	4,222,857
Net profit	90,764	81,356	141,437
Net profit after deducting non-operating items	92,758	85,502	126,529
Earnings per share (diluted)	0.1119	0.111	0.1622
Earnings per share (weighted average)	0.1138	0.111	0.1622
Return on net assets	4.21%	5.8%	10.08%
Net cash inflow from operating activities per share	0.062	0.274	0.39

	Unaudited		Adjusted, Unaudited
	At 30 June 2001	At 30 June 2000	At 31 December 2000
	Rmb'000	*Rmb'000*	*Rmb'000*
Total Assets	3,797,261	3,028,612	3,011,072
Gearing ratio	40.60%	49.18%	52.79%
Shareholders' equity (before minority interests)	2,155,914	1,403,206	1,326,778
Net assets per share	2.66	1.91	1.64
Adjusted net assets per share	2.51	1.73	1.68

Note:

1. The above financial data and indicators are based on consolidated financial statement. The comparative figures of 2000 have been restated in accordance with "Accounting Regulations for Enterprises" and new accounting rules.

2. Non operating items included:

	(Rmb'000)
Non-operating income	3,165
Non-operating expenses	5,490
Subsidies income	332

Principal financial data and financial indicators (continued)

Summary of profit and loss accounts prepared in accordance with PRC accounting rules and regulations:

Profit during the reporting period	Earnings per share		Return on net assets (%)	
	fully diluted	weighted average	fully diluted	weighted average
Profit from principal operations	27.79	30.14	0.7387	0.7508
Profit from operations	7.22	7.83	0.1919	0.1950
Net profit	4.21	4.57	0.1119	0.1138
Net profit after deducting non operating profit and loss items	4.30	4.67	0.1144	0.1163

Notes:

1. There was no change in the share capital during the period from the date of this report to the date of announcement.
2. Fully diluted return on net assets and earnings per share are calculated as follows:

   Fully diluted return on net assets = Net profit in the reporting period ÷ Net assets at the end of period

   Fully diluted earnings per share = Net profit in the reporting period ÷ Number of share at the end of period
3. Method for calculating return on net assets based on the weighted average of shareholders' equity is as follows:

   Return on net assets:
   ROE=P/(Eo+NP/2+Ei*Mi/Mo-Ej*Mj/Mo)

   P: profit for the reporting period
   NP: net profit for the reporting period
   Eo: net assets at the beginning of the period
   Ei: increase in net assets from new issuing of debt or equity during the reporting period
   Ej: decrease in net assets from purchase of own shares or cash dividend
   Mo: number of months for the reporting period
   Mi: number of months from the month of the increase of net assets to the end of period
   Mj: number of months from the month of the decrease of net assets to the end of period
4. Method for calculating earnings per share based on weighted average sharholders' equity is as follows:

   EPS: P/[So+S1+Si*Mi/Mo-Sj*Mj/Mo]

   P: profit for the reporting period
   So: number of shares at the beginning of period
   S1: increase in number of shares from the conversion from reserve or bonus issues during the reporting period
   Si: increase in number of shares from the new issuing of shares on debt to equity during the period
   Sj: decrease in number of shares from purchase of own shares or redemption of own shares during the period
   Mo: number of months for the reporting period
   Mi: number of months from the month of the increase of shares to the end of period
   Mj: number of months from the month of the decrease of shares to the end of period

Principal financial data and financial indicators (continued)

Extracted from the accounts prepared in accordance with HK GAAP:

	Unaudited six months ended 30 June 2001 *Rmb'000*	Unaudited six months ended 30 June 2000 *Rmb'000*
Profit and loss account		
Turnover	**2,644,971**	2,150,903
Profit before taxation	**107,579**	111,777
Taxation	**54,194**	27,166
Profit after taxation	**53,385**	84,611
Minority interests	**1,322**	6,219
Net profit	**52,063**	78,392
	Unaudited As at 30 June 2001	As at 31 December 2000
Balance Sheet		
Total assets	**3,986,173**	3,256,426
Total liabilities (including minority interests)	**1,621,548**	1,657,609
Net assets	**2,364,625**	1,598,817
Gearing ratio *	**40.68%**	50.90%

* Gearing ratio is computed based on: Total liabilities / Total assets x 100%

Reconciliation of net profit for the six months ended 30 June 2001

	Unaudited RMB '000
Net profit under PRC accounting rules and regulations	90,764
Amortisation of deferred expenditure capitalised	(5,224)
Additional depreciation on revalued fixed assets	(722)
Overprovision of research and development costs	9,003
Bad debt provision written back	4,504
Government subsidies recognised as income	300
Inpairment of fixed assets and construction in progress recognised as current period charges	(50,277)
Prepaid expenses written off	(1,935)
Difference in minority interests	5,650
Net profit under HK GAAP	52,063

CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

Change in share capital

		Changes (+,-)		
		Before this change	New issues	After this change
A.	Unlisted shares			
1.	Initiators' shares including: State-owned shares	513,000,000	—	513,000,000
	Total unlisted shares	513,000,000	—	513,000,000
B.	Listed shares			
1.	RMB ordinary shares	—	78,000,000	78,000,000
2.	Foreign shares listed outside the PRC (H shares)	219,900,000	—	219,900,000
	Total listed shares	219,900,000	78,000,000	297,900,000
C.	Total Shares	732,900,000	78,000,000	810,900,000

Note: During the reporting period, the number of shares in issue on 30th June 2001 has been increased from 732,900,000 shares to 810,900,000 shares at the beginning of the period, as a result of the issue of 78,000,000 A shares in the PRC on 10th January 2001. The percentage of the State shares to total shares in issue has been decreased from 70% to 63.26%. The percentage of listed shares to total shares in issue has been increased from 30% to 36.74%.

CHANGE IN SHARE CAPITAL AND SHAREHOLDERS (continued)

Major shareholders

As at 30 June 2001, the top ten major shareholders of the Company were as follows:

Shareholders	Type of shares	Share holding	Percentage (%)
GZPHL	State-owned shares	513,000,000	63.26
HKSCC Nominees Limited	H Shares	218,845,000	26.94
HSBC Nominees (Hong Kong) Limited	H Shares	800,000	0.099
Wang Bao Guo	H Shares	250,000	0.031
Xing He Fund	A Shares	216,890	0.027
Xing Ye Securities	A Shares	210,260	0.026
Yao Yunfeng	A Shares	200,000	0.025
Deng Dakai	A Shares	183,500	0.023
Li Juguang	A Shares	180,071	0.022
De Jing Department Store	A Shares	160,600	0.020
Chen Meilan	A Shares	144,201	0.018

Note: (1) Guangzhou Pharmaceutical Holdings Limited ("GZPHL") holds the state shares on behalf of the State. The shareholding by GZPHL has not changed during the reporting period. The shares held by GZPHL are not pledged as collateral. The top ten shareholders are not connected.

(2) As notified by HKSCC Nominees Limited, the following company was holding more than 10% of the H shares issued by Company as at 29th June 2001.

Name of shareholder	Number of shares held	% of total issued H shares
The Hong Kong and Shanghai Banking Corporation Limited	31,513,000	14.33%
Guotai Junan Securities (Hong Kong) Company Limited	27,078,000	12.31%

BUSINESS REVIEW AND PROSPECTS

(Unless otherwise stated, financial data contained herein is extracted from the accounts prepared by the Group in accordance with the PRC accounting rules and regulations)

Scope of business

The Company and its subsidiaries (the "Group") are principally engaged in (1) the manufacture and sale of Chinese patent medicine and (2) the wholesales, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus.

Company's operation during the reporting period

According to PRC accounting rules and regulations, the Group's consolidated turnover from principal activities for the six months ended 30 June 2001 was Rmb2,644,971,000, representing an increase of 22.67% over that of last year. Profit before taxation amounted to Rmb151,853,000 representing an increase of 34.00% over that of 2000. Net profit amounted to Rmb90,764,000, representing an increase of 11.56% over that of 2000.

According to HK GAAP, the Group's consolidated turnover from principal activities for the six months ended 30 June 2001 was Rmb2,644,971,000 representing an increase of 22.97%over that of last year. Profit before taxation amounted to Rmb107,579,000, representing a decrease of 3.76% over that of 2000. Net profits amounted to Rmb52,063,000, representing a decrease of 33.59% over that of 2000.

With the approval of the Board, effective 1 January 2001, the Group adopted the "Accounting Regulations for Enterprises" issued by the Ministry of Finance which contributed to certain changes in the Group's existing accounting policies, namely impairment of fixed assets and construction in progress. The total impairment charges for the six months ended 30 June 2001 amounted to Rmb50,277,000. Although such charges are qualified for prior year adjustments pursuant to Caihui [2001] 17 issued by the Ministry of Finance, they are not considered as change in accounting policies under HK GAAP. Accordingly, the impairment charges were charged to the profit and loss account prepared under HK GAAP for the six months ended 30 June 2001. This attributed to the decrease in profit before taxation and net profit prepared under HKGAAP.

Changes in the tax rate of enterprise income tax also attributed to the decrease in the net profit. Details of local tax privilege are set out in the section of "Disclosure of significant events".

During the first half of year 2001, the Group's manufacturing operations contributed to the Group's turnover and profit before taxation of 31.81% and 68.19%. The Group's trading operations contributed to the Group's turnover and profit before taxation of 74.62% and 25.38%.

BUSINESS REVIEW AND PROSPECTS (continued)

CPM manufacturing business (the "manufacturing operations")

According to PRC accounting rules and regulations, turnover of the Group's manufacturing operations in the first half of 2001 was Rmb841,457,000, representing an increase of 21.03% over that of 2000. Profit before taxation of the manufacturing operations was Rmb113,311,000, representing an increase of 38.08% over that of 2000. According to HK GAAP, turnover was Rmb841,457,000, representing an increase of 21.52% over that of 2000. Profit before taxation was Rmb82,168,000, representing an increase of 13.32% over that of 2000.

The manufacturing operations focused on expanding the market share within and outside Guangdong province by strengthening its advertising campaigns in hospitals and retailing stores, reorganising the distributors, developing a marketing information network and improving the market analysis work. Other than continuously developing markets for the Company's major products such as Xiao Ke Wan, Xiashangju, Huatuo Zaizao Pills, etc., the manufacturing operations also explored the potential of certain second-line products such as Qing Re Xiao Yan Ning, Biyan Qingdu Granule, etc. Furthermore, the Group has implemented procedures to allow co-operation between the manufacturing and trading operations. This helped the group to improve its resources utilisation rate and enhance the sales of Wu Ji Bai Feng Wan and Chuanbei Pipa Oral Liquid.

In the first half of 2001, there was a considerable increase in the sales of major products like Xiao Ke Wan, Huatuo Zaizao Pills, Xiashangju, Wu Ji Bai Feng Wan, Wang Lao Ji Heat-clearing Tea Granules and Zhui Feng Tou Gu Wan. The sales of Huatuo Zaizao Pills also increased considerably in the Eastern European market. This improvement contributed to the increase in the sales revenue of the manufacturing operations.

As a result of strengthening the cost controls of the manufacturing operations, during the reporting period, the unit cost of certain major products and the operating expenses ratio decreased by 3.24% and 4.25%, respectively, in comparison with last year. This led to an increase in the gross profit margin of the manufacturing operations.

In order to secure a sustainable development, the group has accelerated its technology upgrade and new products development. During this report period, the manufacturing operations have obtained approval to produce two new products, commenced commercial production of two new medicines, which are Shihu Yeguang Granule and Yifu Zhixue Pills, and in the process of devloping seventeen new products, which included Re Ke Qing Granules. The total sales of these new products for the first half of 2001 was Rmb45,000,000.

During this reporting period, the Group has completed certain technology upgrade projects. These included the completion of a high-speed automatic pills production line in Guangzhou Xing Qun Pharmaceutical Co., Ltd., a microwave drying line in Guangzhou Qi Xing Pharmaceutical Factory and a GMP certification implementation of an ointment production line in Guangzhou Pan Gao Shou Pharmaceutical Co Ltd. At present, in order to meet the increasing market demand of Xiao Ke Wan, the Kwang Chow First Chinese Medicine Factory is expanding its production capabilities and planning for a new factory relocation. Technological upgrades shall improve the group's production efficiency and capacities and further enhance the competitive edge of the Group's core business.

The Group has continued to implement an ERP management system for manufacturing operations in 2001. At present, the ERP management system is operating in four manufacturing subsidiaries of the Group. Other manufacturing subsidiaries are expected to implement the ERP management system in the first half of year 2002. The implementation of the ERP system has improved the overall efficiency and manufacturing quality of manufacturing operations.

During this reporting period, the turnover ratio of inventory and accounts receivable improved by 18.52% and 30.40%, respectively, in comparision with last year.

BUSINESS REVIEW AND PROSPECTS (continued)

The merger of Kwang Chow First Chinese Medicine Factory and Guangzhou Zhong Sheng Pharmaceutical Factory has improved the Group's resources management and enhanced the competitive advantage of its brand-name products to ensure sustainable growth. The sales and profit before taxation of Kwang Chow First Chinese Medicine Factory for the report period increased by 18.32% and 88.31% respectively.

Pharmaceutical trading business including wholesaling, retailing, import and export (the "trading operations")

According to PRC accounting rules and regulations, turnover of the Group's trading operations in the first half of year 2001 was Rmb1,803,514,000, representing an increase of 23.46% over that of 2000. Profit before taxation of the trading operations was Rmb38,541,000, representing an increase of 23.30% over that of 2000. According to HK GAAP, turnover was Rmb1,803,514,000, representing an increase of 23.66% over that of 2000. Profit before taxation is Rmb 25,411,000, representing a drecrease of 35.29% over that of last year.

The State's medicine reform created severe competition in the pharmaceutical market and hence have, to a certain extent, affected the trading operations. Accordingly, the gross profit margin of trading operations for 2001 decreased by 1.22% in comparison with last year.

During the first half of 2001, the trading operations have successfully expanded its market share within and outside Guangdong province and other rural areas. During the report period, the trading operations have obtained distribution rights for more than 440 new products, of which 5 new products have national and regional exclusive distribution rights. The trading operations also expanded its customer base and increased by more than 430 new customers. Such measures contributed to the increase in turnover of the trading operations. During the reporting period, the trading operations have strengthened the controls of inventory re-ordering and accounts receivable recoverability and adjusted its product mix. Accordingly, turnover ratio of inventory and accounts receivable improved by 14.07% and 3.28% respectively in comparison with last year.

In order to expand market share and secure a steady growth of the trading operations, the Group has expanded its retail chain stores network during the first half of 2001. As of 30 June 2001, the Group's retailchain stores increased from 155 stores as at 1 January 2001 to 219 stores. The Group's retail chain stores included 127 Cai Zhi Lin chain stores, which mainly deal with CPM retailing, and 92 Jian Min chain stores, which deal with Western pharmaceutical products retailing.

The Company's investments

Use of net proceeds from issue of H shares

The Company issued a total of 219,900,000 H shares in October 1997. The net proceeds of the issue amounted to HK$317,421,000 (approximately Rmb340,233,000). As at 30th June 2001. All the proceeds have been unutilised according to their proposed use.

BUSINESS REVIEW AND PROSPECTS (continued)

Use of net proceeds from issue of A shares

With the approval from the China Securities Regulatory Commission, the company issued a total of 78,000,000 A shares on 10 January 2001. The net amount received from the issue totalled Rmb737,990,000. The A shares were listed on the Shanghai Stock Exchange on 6th February 2001. Details of the use of proceeds from the A shares issue up to 30th June, 2001 are as follows:

- Approximately Rmb75,000,000 for upgrading production technology for the Group's major products and developing the Group's new products;
- Approximately Rmb27,000,000 for expanding sales network, establishing logistic center and implementing ERP management information system;
- Approximately Rmb2,500,000 for establishing a biology pharmaceutical research center;
- Approximately Rmb79,690,000 as working capital; and
- For preparing the establishment of an innovation centre for new technology of Chinese medicine.

The balance of net proceeds from issue of A shares has temporarily been invested in government treasury bonds or placed in banks for the Group's daily operations. The Company will utilise the balance of net proceeds in accordance with the progress of the above projects.

Other investments

During the reporting period, with the approval of the second directors' meeting of the second term, the Company has subscribed 5,500,000 shares in Everbright Bank of China, which represents 0.093% of the total shares of Everbright Bank of China (5,891,000,000 shares) in issue. The total subscription price was Rmb10,725,000.

Financial Status

1. Change of major accounting itmes

Items	**30 June 2001 Rmb**	**31 December 2000 Rmb**	**Change**
Total assets	3,797,261,296.17	3,011,702,084.18	26.08%
Accounts receivable	624,465,487.93	465,904,603.69	34.03%
Other accounts receivble	197,110,428.87	174,653,322.34	12.86%
Inventories	713,433,819.68	790,462,500.78	-9.74%
Long-term investment	89,779,116.77	79,430,924.17	13.03%
Net fixed assets	605 376,280.44	621,379,486.26	-2.58%
Prepayments	26,881,468.71	4,638,122.33	479.58%
Other accounts payable	299,003,560.53	229,273,428.07	30.41%
Tax payable	51,192,759.95	35,519,653.23	44.13%
Long-term borrowings	40,000,000.00	65,000,000.00	-38.46%
Share capital	810,900,000.00	732,900,000.00	10.64%
Capital reserve	1,105,480,936.29	445,108,742.81	148.36%

BUSINESS REVIEW AND PROSPECTS (continued)

Financial Status (continued)

1. Change of major accounting itmes (continued)

	Six months ended 30 June 2001 Rmb	30 June 2000 Rmb	Change
Profit from principal operations	599,040,209.80	522,595,652.32	14.63%
Finance costs	4,525,182.18	16,793,097.22	-73.05%
Income tax	54,116,860.58	26,355,345.77	105.34%
Net profit	90,763,780.34	81,355,802.05	11.56%
Undistributed profit	58,427,180.83	-38,665,311.41	

2. Explanatory notes to the accounts regarding the items involving changes of 30% or above as compared with the corresponding items at the beginning of the year (or the same period of the previous year)

   (1) Accounts receivable: Due to increase in sales for the six months ended 30 June 2001;

   (2) Prepayments: Due to the prepayments for additional advertising fees;

   (3) Other accounts payable: Due to increase in technological development fee and increase in the number of transactions with external units;

   (4) Tax payable: Due to a rise in value added tax;

   (5) Long-term borrowings: Due to partial repayments for long-term borrowings by the Company;

   (6) Capital reserve: Due to premium on the issue of A shares by the Company in 2001;

   (7) Finance cost: Due to decrease in net interest paid;

   (8) Income tax: Due to the increase in income tax rate from 15% to 33%;

   (9) Undistributed profit: Due to the charging of impairment losses which qualified for prior years adjustments as a result of adoption of new accounting policies.

Prospects for the 2nd half of 2001

Through the use of proceeds from the issue of A shares and the gradual implementation of the projects as described above, the pace of improvements in technical standards and research and development will increase rapidly. It will help the Group to expand rapidly in the market and increase the competitive edge of its core business.

The Group's sales will sustain steady growth due to the expansion of the marketplace and the brand-name effect of major products. It is expected that there will be three products which 2001 annual sales will achieve over Rmb100 million each and seven products which 2001 annual sales will achieve over Rmb50 million each.

The Company will increase its investments in technology upgrade projects and enhance the Group's strength in developing Chinese medicines and biology medical products. This will help the Group to sustain operational growth.

The Group will enhance the utilisation of capital funds and focus on potential mergers and acquisitions.

To tackle the decrease of gross profit margin of the trading operations in the first half of 2001, the group will actively expand its market share to improve sales and work hard to maintain the increase in profit of the manufacturing operations.

DISCLOSURE OF SIGNIFICANT EVENTS

1. The Board does not recommend the payment of a dividend for the six months ended 30 June 2001 nor propose any increase in share capital from the capitalisation of capital reserve.

2. Proposed scheme of profit distribution of year 2000

   In accordance with the PRC accounting rules and regulations, net profit of the Group for 2000 was Rmb146,234,183. The Company and its subsidiaries respectively transferred 10% of its net profit to the statutory public welfare fund and the statutory surplus reserve fund, totalling Rmb29,246,000. The Board had recommended a final dividend of Rmb0.05 per share (including withholding tax for A share) for the year totalling Rmb38,985,000. The above scheme of profit distribution has completed, during the reporting period. There was no capitalisation of capital reserve in 2000.

3. During the reporting period, the Group has not engaged in any litigation or arbitration.

4. During the reporting period, the Group has not undergone any merger and acquisition and assets restructuring processes.

5. During the reporting period, the Group has no significant connected party transaction.

6. The company is independent from its ultimate holding company, Guangzhou Pharmaceutical Holdings Limited, in human resources, holdings of assets and financing arrangements. The details are as follows:

   - There is no duplicated appointment of senior management and the management of labour and payroll is separated. Managerial staff is remunerated by the listed Company;

   - The company maintains its own production, purchase and sales system. The Company uses 38 trademarks that are legally registered in the name of GZPHL. Pursuant to the Trademark Licence Agreement entered into between the Company and GZPHL on 1 September 1997, GZPHL has granted to the Company and its subsidiaries, an exclusive right to use the 38 trademarks for a term of 10 years. According to a confirmation letter concerning an extension of term for using the trademark issued by GZPHL to the Company on 21 November 2000, GZPHL agreed to grant an extension period of 10 years for the Company to use the 38 trademarks after the expiration of the said Trademark Licence Agreement. In addition, the Company owns 6 trademarks registered under its name.

   - The finance department is separated from other departments. Separate accounting and finance management systems have been set up. The Company has its own bank accounts.

7. During the reporting period, the Company did not hold on trust, sub-contract or rent assets of other companies or vice versa, which have generated profit that accounted for 10% or more of the total profits for the period.

8. The 2000 AGM passed the resolution to approve the re-appointment of Guangzhou Yangcheng Certified Public Accountants Co Ltd and PricewaterhouseCoopers as the domestic and international auditors of the Company respectively.

9. During the reporting period, the Company did not enter into any material contracts.

10. The Company did not guarantee for any other companies during the reporting period.

11. There was no change in the name and trading codes of the listed shares of the Company during the reporting period.

DISCLOSURE OF SIGNIFICANT EVENTS (continued)

12. Purchase, sale or redemption of shares

    The Company or any of its subsidiaries has not redeemed, purchased, sold or cancelled any of the Company's listed shares during the reporting period.

13. Rights of shareholders, supervisors and chief executives to purchase or sale of shares

    The interest of the directors, supervisors and chief executives or their spouses and children under 18 years of age in the Shares, warrants and options of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance) ("SDI Ordinance") during the reporting period remain unchanged from those as disclosed in the Company's 2000 annual report. Apart from the above, as at 30 June 2001, none of the above persons has notified the Company pursuant to section 29 of the SDI Ordinance of any other interests in the equity or debt securities of the Company or its associated corporations, nor has been granted, or exercised any rights to subscribe for equity or debt securities of the Company.

14. There has been no significant change in the following matters since the reporting date of the last annual report:

    — the Group's bank loans and other loans

    — number of employees and remuneration policies

    — charges on the Group's assets

15. The Group has no material exposure to fluctuation in exchange rate.

16. Compliance with the code of best practice

    Throughout the period, the Company was in compliance with the Code of Best practice as set out in Appendix 14 of the Listing Rules.

17. Local tax privilege

    Pursuant to a document [2000] 1063 issued by the Guangzhou Finance Bureau, enterprise income tax of listed companies in Guangzhou city in 2001 will be initially based on the unified tax rate of 33% and the portion over 15% of the tax attributed to local government (i.e. 60% of 18%) shall be refunded by the relevant local finance authority. Accordingly, the effective local tax refund rate is 10.8%. The Company and its major subsidiaries will effectively be taxed at 22.2% in the year 2001. It is estimated that the local tax refund shall be amounted to Rmb15,000,000. As the application for the refund is still in progress as at the date of this report, the estimated tax refund has not been accounted for in the profit and loss account for the period.

18. The Audit Committee has reviewed with management of the Company the accounting principles and policies adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 30 June 2001 with the directors.

19. During the reporting period, there were no entrusted investment matters. On 25th July, 2001, the fifth directors' meeting of the second term approved by way of written resolution the appointment of Nanfang Securities Company to act as securities agent of the Company and its subsidiaries to invest in government treasury bonds and others securities. The appointment was in compliance with relevant legal procedures. Details of which have been published in the announcement of the Company posted respectively on "China Securities", "Hong Kong Economic Daily" and "Hong Kong iMail" on 27 July 2001.

Financial report prepared in accordance with PRC accounting rules and regulations (Unaudited)

Balance sheet

For the six months ended 30th June, 2001

Unit: Renminbi

Assets	Group		Company	
	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period
Current assets				
Cash and cash equivalents	488,332,578.45	1,143,007,553.18	128,224,828.98	502,370,640.64
Short term investments	0.00	0.00	0.00	0.00
Notes receivable	2,596.27	0.00	0.00	0.00
Dividends receivable	3,013,835.00	3,013,835.00	3,399,486.99	7,241,508.07
Interests receivable	0.00	0.00	0.00	0.00
Accounts receivable	465,904,603.69	624,465,487.93	0.00	0.00
Other receivables	174,653,322.34	197,110,428.87	240,604,539.88	431,898,120.60
Prepayments	8,425,742.30	18,548,969.97	0.00	0.00
Subsidies receivable	3,142,220.86	3,145,771.66	0.00	0.00
Inventories	790,462,500.78	713,433,819.68	0.00	0.00
Deferred expenses	59,271,091.50	54,481,893.78	0.00	0.00
Current portion of investments in long term debentures	0.00	0.00	0.00	0.00
Other current assets	116,659.25	661,978.11	0.00	0.00
Total current assets	1,993,325,150.44	2,757,869,738.18	372,228,855.85	941,510,269.31
Long term investments				
Long term equity investments	79,139,028.17	89,547,220.77	1,033,610,629.44	1,236,642,207.06
Long term debentures investments	291,896.00	231,896.00	0.00	0.00
Total long term investments	79,430,924.17	89,779,116.77	1,033,610,629.44	1,236,642,207.06
including: Goodwill	0.00	0.00	0.00	0.00
Fixed assets				
Cost	951,890,311.76	965,957,866.97	26,325,190.76	26,719,425.76
Less: Accumulated depreciation	330,510,825.50	360,581,586.53	3,064,431.00	3,901,011.24
Net book value	621,379,486.26	605,376,280.44	23,260,759.76	22,818,414.52
Construction supplies	0.00	0.00	0.00	0.00
Construction in progress	188,875,666.86	214,995,547.11	0.00	0.00
Fixed assets pending write-off	-1,500.00	62,644.00	0.00	0.00
Total fixed assets	810,253,653.12	820,434,471.55	23,260,759.76	22,818,414.52

Balance sheet (continued)

Unit: Renmin.

Assets	Group		Company	
	At the beginning of the period	At the end of the period	At the beginning of the period	At the en of the perio
Intangible and other assets				
Intangible assets	102,086,313.80	103,145,787.89	0.00	0.0
Long term deferred expenses	26,606,042.65	26,032,181.78	3,035,773.13	2,707,308.0
Other long term assets	0.00	0.00	0.00	0.0
Total intangible and other assets	128,692,356.45	129,177,969.67	3,035,773.13	2,707,308.0
Deferred tax				
Deferred tax assets	0.00	0.00	0.00	0.0
Total assets	3,011,702,084.18	3,797,261,296.17	1,432,136,018.18	2,203,678,198.9
Liabilities and Equity				
Current liabilities				
Short term loans	478,000,000.00	396,620,000.00	30,000,000.00	0.0
Notes payable	0.00	0.00	0.00	0.0
Accounts payable	516,726,227.60	520,050,048.71	0.00	0.0
Advances from customers	29,738,338.70	15,463,589.12	0.00	0.0
Wages payable	111,024,667.40	86,285,349.85	2,629,148.66	2,971,090.8
Welfare payable	33,778,720.32	37,403,313.12	1,508,741.73	1,782,727.7
Dividends payable	29,430,097.16	23,027,985.05	24,537,008.29	21,983,104.4
Tax payable	35,519,653.23	51,192,759.95	67,207.95	49,337.7
Other liabilities	3,237,358.22	3,991,386.05	7,577.98	387.4
Other payables	229,273,428.07	299,003,560.53	41,582,503.53	12,279,978.1
Accrued expenses	4,639,122.33	26,881,468.71	3,090,965.00	2,026,094.4
Estimated liabilities	0.00	0.00	0.00	0.0
Current portion of long term loans	34,000,000.00	24,000,000.00	0.00	0.0
Other current liabilities	0.00	0.00	0.00	0.0
Total current liabilities	1,505,367,613.03	1,483,919,461.09	103,423,153.14	41,092,720.8
Long term liabilities				
Long term loans	65,000,000.00	40,000,000.00	0.00	0.0
Debentures payable	0.00	0.00	0.00	0.0
Long term payable	14,119,798.94	12,643,610.06	0.00	0.0
Special accounts payable	0.00	0.00	0.00	0.0
Other long term liabilities	5,453,431.26	5,060,444.00	0.00	0.0
Total long term liabilities	84,573,230.20	57,704,054.06	0.00	0.0

Balance sheet (continued)

Unit: Renminbi

Assets	Group		Company	
	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period
Intangible and other assets				
Deferred tax				
Deferred tax liabilities	0.00	0.00	0.00	0.00
Total liabilities	1,589,940,843.23	1,541,623,515.14	103,423,153.14	41,092,720.81
Minority interests	94,983,436.46	99,724,002.71	0.00	0.00
Shareholders' equity				
Share Capital	732,900,000.00	810,900,000.00	732,900,000.00	810,900,000.00
Less: Purchase of own shares	0.00	0.00	0.00	0.00
Net share capital	732,900,000.00	810,900,000.00	732,900,000.00	810,900,000.00
Capital reserve	445,108,742.81	1,105,480,936.29	445,108,742.81	1,105,480,936.29
Surplus reserve	181,105,661.19	181,105,661.19	71,471,379.81	71,471,379.81
including: public welfare fund	67,562,100.85	67,562,100.85	37,105,618.37	37,105,618.37
Retained earnings	-32,336,599.51	58,427,180.83	79,232,742.42	174,733,162.03
Translation differences	0.00	0.00	0.00	0.00
Other equity	0.00	0.00	0.00	0.00
Total shareholders' equity	1,326,777,804.49	2,155,913,778.31	1,328,712,865.04	2,162,585,478.13
Total liabilities and equity	3,011,702,084.18	3,797,261,296.17	1,432,136,018.18	2,203,678,198.94

Profit and loss account

For the six months ended 30th June, 2001

Unit: Renminbi

Items	Group			Company		
	Same period of last year	This period	At the end of last year	Same period of last year	This period	At the end of last year
1. Sales	2,156,087,198.60	2,644,970,813.82	4,222,857,015.97	0.00	0.00	0.00
Less: Cost of sales	1,622,777,837.51	2,034,004,853.14	3,201,331,862.39	0.00	0.00	0.00
Sales taxes and levies	10,713,708.77	11,925,750.88	19,792,568.06	0.00	0.00	0.00
2. Profit from principal operations	522,595,652.32	599,040,209.80	1,001,732,585.52	0.00	0.00	0.00
Add: Other revenue	16,031,828.05	15,768,155.71	36,439,662.67	278,348.69	144,759.20	2,433,359.33
Less: Selling expenses	180,077,654.32	198,870,670.83	348,172,061.02	0.00	0.00	0.00
Administration expenses	227,972,866.79	255,801,958.85	466,504,180.72	4,905,690.33	9,359,129.35	13,594,661.68
Financial expenses	16,793,097.22	4,525,182.18	27,913,527.64	-3,028,219.66	-11,467,816.56	-5,357,377.21
3. Profit from operations	113,783,862.04	155,610,553.65	195,582,478.81	-1,599,121.98	2,253,446.41	-5,803,925.14
Add: Investment income	3,673,055.16	-1,764,079.66	4,647,887.81	82,953,293.04	93,247,754.10	147,368,727.11
Subsidy income	0.00	331,906.00	9,288,486.45	0.00	0.00	0.00
Non-operating income	4,008,835.09	3,164,701.46	18,407,208.86	10,260.00	83.13	10,344.91
Less: Non-operating expenses	8,155,086.60	5,490,460.63	12,787,569.70	8,629.01	864.03	138,279.72
4. Profit before tax	113,310,665.69	151,852,620.82	215,138,492.23	81,355,802.05	95,500,419.61	141,436,867.16
Less: Taxation	26,355,345.77	54,116,860.58	62,725,426.49	0.00	0.00	0.00
Minority interests	5,599,517.87	6,971,979.90	10,976,198.58	0.00	0.00	0.00
5. Net profit	81,355,802.05	90,763,780.34	141,436,867.16	81,355,802.05	95,500,419.61	141,436,867.16
Add: Retained earnings brought forward	-80,260,940.54	-32,336,599.51	-80,260,940.54	5,068,248.70	79,232,742.42	5,068,248.70
Transfer from others	0.00	0.00	0.00	0.00	0.00	0.00
6. Distributable profit	1,094,861.51	58,427,180.83	61,175,926.62	86,424,050.75	174,733,162.03	146,505,115.86
Less: Transfer to statutory surplus reserves	12,551,086.46	0.00	33,689,813.01	8,135,580.21	0.00	14,143,686.72
Transfer to public welfare fund	12,551,086.46	0.00	33,689,713.12	8,135,580.21	0.00	14,143,686.72
Appropriation to staff bonus and welfare fund	0.00	0.00	0.00	0.00	0.00	0.00
Transfer to reserve fund	0.00	0.00	0.00	0.00	0.00	0.00
Transfer to enterprise development fund	0.00	0.00	0.00	0.00	0.00	0.00
Capitalisation of Profit	0.00	0.00	0.00	0.00	0.00	0.00
7. Distributable profit	-24,007,311.41	58,427,180.83	-6,203,599.51	70,152,890.33	174,733,162.03	118,217,742.42
Less: Dividend for preference shares	0.00	0.00	0.00	0.00	0.00	0.00
Transfer to discretionary surplus reserves	0.00	0.00	0.00	0.00	0.00	0.00
Dividend for ordinary shares	14,658,000.00	0.00	26,133,000.00	14,658,000.00	0.00	38,985,000.00
Capitalisation of dividend for ordinary shares	0.00	0.00	0.00	0.00	0.00	0.00
Offset accumulated losses	0.00	0.00	0.00	0.00	0.00	0.00
8. Retained earnings	-38,665,311.41	58,427,180.83	-32,336,599.51	55,494,890.33	174,733,162.03	79,232,742.42

:nminbi
the end
ast year
0.00
0.00
0.00
0.00
3,359.33
0.00
4,661.68
7,377.21
3,925.14
8,727.11
0.00
0,344.91
8,279.72
6,867.16
0.00
0.00
6,867.16
8,248.70
0.00
5,115.86
-3,686.72
-3,686.72
0.00
0.00
0.00
0.00
7,742.42
0.00
0.00
35,000.00
0.00
0.00
32,742.42

Supplementary Information to Profit and Loss Account

Profit for the reporting period	Return on net assets (%) Fully diluted	Return on net assets (%) Weighted average	Earnings per share (Rmb) Fully diluted	Earnings per share (Rmb) Weighted average
Income from principal operations	27.79	30.14	0.7387	0.7508
Income from operations	7.22	7.83	0.1919	0.1950
Net profit	4.21	4.57	0.1119	0.1138
Net profit after deduction of exceptional items	4.3	4.67	0.1144	0.1163

Cash flow statement

For the six months ended 30th June, 2001

Unit: Renminbi

Items		Group	Company
1.	Cash flow from operating activities		
	Cash received from sales of goods or rendering of services	2,941,613,158.25	0.00
	Refund of tax	1,033,320.54	0.00
	Other cash received relating to operating activities	30,357,013.02	10,087,113.66
	Sub-total of cash inflows	2,973,003,491.81	10,087,113.66
	Cash paid for goods and services	2,253,586,757.40	0.00
	Cash paid to or on behalf of employees	182,303,574.29	2,450,260.86
	Taxes paid	187,216,229.35	14,944.29
	Other cash outflows relating to operating activities	299,391,670.07	26,452,461.23
	Sub-total of cash outflows	2,922,498,231.11	28,917,666.38
	Net cash inflows/(outflows) from operating activities	50,505,260.70	-18,830,552.72
2.	Cash flow from investing activities		
	Cash received from sale of investments	4,733,106.23	0.00
	Cash received from distribution of dividend or profits	0.00	60,193,496.45
	Proceeds from sale of fixed assets, intangible assets and other long term assets	168,249.95	0.00
	Other cash inflows relating to investing activities	0.00	8,775,000.00
	Sub-total of cash inflows	4,901,356.18	68,968,496.45
	Cash paid to acquire fixed assets, intangible assets and other long term assets	16,465,620.25	394,235.00
	Cash paid to acquire investments	500,000.00	374,090,000.00
	Other cash outflows relating to investing activities	0.00	0.00
	Sub-total of cash outflows	16,965,620.25	374,484,235.00
	Net cash outflows from investing activities	-12,064,264.07	-305,515,738.55
3.	Cash flows from financing activities		
	Proceeds from issuing shares	738,072,193.48	0.00
	Proceeds from borrowings	1,386,800.00	0.00
	Other proceeds related to financing activities	14,292,038.63	738,072,193.48
	Sub-total of cash inflows	753,751,032.11	738,072,193.48
	Cash repayments of amounts borrowed	102,633,632.75	30,000,000.00
	Cash payments for distribution of dividend or profits and for interest expenses	21,983,104.40	9,654,718.01
	Other cash payments relating to financing activities	12,974,944.32	0.00
	Sub-total of cash outflows	137,591,681.47	39,654,718.01
	Net cash inflows from financing activities	616,159,350.64	698,417,475.47
4.	Effect of changes in foreign exchange rate on cash	74,627.46	74,627.46
5.	Net increase in cash and cash equivalents	654,674,974.73	374,145,811.66

Cash flow statement (continued)

Items	Group	Company
Supplementary information:		
1. Reconciliation of net profit to cash inflows from operating activities		
Net profit	90,763,780.34	95,500,419.61
Add: Minority interests	0.00	0.00
Provision of impairment cost for assets	0.00	0.00
Depreciation of fixed assets	31,693,562.29	0.00
Amortisation of intangible assets	1,801,484.78	836,580.24
Amortisation of long term deferred expenses	7,888,393.62	0.00
Decrease in deferred expenses (less: increase)	4,789,197.72	0.00
Increase in accrued expenses (less: decrease)	22,242,364.38	0.00
Losses on disposal of fixed assets, intangible assets and other long term assets (less: gains)	30,625.51	0.00
Losses on scrapping of fixed assets	226,204.27	0.00
Financial expenses	4,450,554.72	-74,627.46
Losses arising from investments (less: gains)	1,764,079.66	-93,247,754.10
Deferred tax credit (less: debit)	0.00	0.00
Decrease in inventories (less: increase)	-7,438,787.17	0.00
Decrease in operating receivables (less: increase)	-168,020,388.05	-200,068,580.72
Increase in operating payables (less: decrease)	60,314,188.63	-29,482,525.37
Others	0.00	207,705,935.08
Net cash inflows from operating activities	50,505,260.70	-18,830,552.72
2. Investing and financing activities that do not involve in cash receipts and payments		
Repayment of debts by the transfer of investments	0.00	0.00
Current portion of convertible company bond	0.00	0.00
Fixed assets in the form of financial lease	0.00	0.00
3. Net increase in cash and cash equivalents		
Cash at the end of the period	1,143,007,553.18	502,370,640.64
Less: cash at the beginning of the period	488,332,578.45	128,224,828.98
Cash equivalents at the end of the period	0.00	0.00
Less: cash equivalents at the beginning of the period	0.00	0.00
Net increase in cash and cash equivalents	654,674,974.73	374,145,811.66

1. Notes to the account

I Company background and principle activities

Guangzhou Pharmaceutical Company Limited (the "Company") is a joint stock company with limited liability, established pursuant to a reorganization of eight Chinese patent medicine manufacturing entities and three pharmaceutical trading entities formerly under the supervision and control of Guangzhou Pharmaceutical Holdings Limited (the "Holding"). Capital injection of operating assets and the State-owned equity is in accordance with the document Tigaisheng [1997] 139 issued by the Economic Structure Reform Committee of the State. The Company obtained a business license with the official code of 63320680-x on 1 September 1997. Pursuant to the document Tigaisheng [1997] 145 issued by the Economic Structure Reform Committee of the State and the document Zhengweifa [1997] 56 issued by the Securities Committee of the State Council, the Company issued H shares which subsequently listed on The Stock Exchange of Hong Kong Limited in October 1997. Pursuant to the approval by the China Securities Regulatory Commission, the Company issued 78,000,000 A shares on 10 January 2001 which were subsequently listed on the Shanghai Stock Exchange on 6 February 2001. The total number of shares of the Company is 810,900,000, including shares owned by the State of 513,000,000, comprising 63.26% of the total shares, and shares owned by the public of 297,900,000, comprising 36.74% of the total shares.

The Company and its subsidiaries (the "Group") are engaged in asset management, investment, financing, the research, development and manufacturing of Chinese patent medicine, biological products, health medicines and drinks, and the wholesale, retail and import and export of Chinese patent medicine, Western pharmaceutical products and various medical apparatus.

The Company's structure presently includes seven Chinese patent medicine manufacturing entities and three pharmaceutical trading entities.

II Principal Accounting Policies, Accounting Estimates and Basis of Consolidation

1. Accounting Policies

   From 1 January 2001, the accounting policies adopted by the Company are in accordance with "Accounting Regulations for Business Enterprises", "Accounting Standards of Business Enterprises" and relevant supplementary accounting regulations.

2. Accounting Period

   The accounting period covers the calendar year from 1 January to 31 December.

3. Currency Adopted in Accounting Records

   Accounting records are maintained in Renminbi.

4. Basis of Accounting and Valuation Convention

   The basis of accounting adopted by the Company is the accrual basis and assets are recorded using the historical cost convention.

5. Foreign Currency Translation

   Foreign currency translations during the year are translated into Renminbi at the exchange rates stipulated by the People's Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the exchange rates stipulated by the People's Bank of China at the balance sheet date. Exchange differences arising from these translations are taken to the profit and loss account.

II Principal Accounting Policies, Accounting Estimates and Basis of Consolidation (continued)

6. Cash Equivalents

Cash equivalents are defined as investments that are short-term, highly liquid, and readily convertible to cash and are subject to a low risk of change in value at the time the Company prepares the cash flow statement.

7. Basis of Preparation of Consolidated Accounts

1) The consolidated accounts are prepared in accordance with the documents, Caizhengbu [1995] 11, of "Temporary regulation of consolidation on accounts" and Caikuaierzi [1996] 2, "Reply on the queries of scope of consolidation for consolidated accounts". The consolidated accounts have included all principle subsidiaries and have eliminated all the business transactions among the Company and its subsidiaries or among subsidiaries, based on the individual accounts of each subsidiary within the scope of consolidation.

2) Subsidiaries in the consolidation scope of the consolidated accounts

	Name of the Company	Registered capital Rmb ten thousand	Invested amount of the Company to its subsidiaries Rmb ten thousand	% of equity interest	Principle activities
1	Guangzhou Xing Qun Pharmaceutical Co., Ltd.	5,350	4,500	84.11	Production of Chinese patent medicine
2	Kwang Chow First Chinese Medicine Factory	1,167	5,053	100	Production of Chinese patent medicine
3	Guangzhou Chen Li Ji Chinese Medicine Factory	752	4,159	100	Production of Chinese patent medicine
4	Guangzhou Qi Xing Pharmaceutical Factory	560	3,163	100	Production of Chinese patent medicine
5	Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	6,210	5,210	83.90	Production of Chinese patent medicine
6	Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	4,332	3,532	81.53	Production of Chinese patent medicine
7	Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	6,189	5,389	87.07	Production of Chinese patent medicine
8	Guangzhou Pharmaceutical Corporation	835	5,938	100	Trading of Western pharmaceutical products and medical apparatus
9	Guanzhou Chinese Medicine Corporation	882	4,644	100	Trading of Chinese patent medicine and Chinese raw medicine
10	Guangzhou Pharmaceutical Import & Export Corporation	257	354	100	Import and export of medicine

Kwang Chow First Chinese Medicine Factory has merged with Guangzhou Zhong Sheng Pharmaceutical Factory during the period under review. Thus, Guangzhou Zhong Sheng Pharmaceutical Factory has been excluded from the consolidation scope in the current reporting period.

II Principal Accounting Policies, Accounting Estimates and Basis of Consolidation (continued)

7. Basis of Preparation of Consolidated Accounts (continued)

3) Subsidiaries with over 50% equity held by the Company but not included in the consolidation are as follows:

The Company holds 70% and 80% equity interest in Guangzhou Guangjing Chinese Patent Medicine Innovation Center Co., Ltd. and Guangzhou Caizhilin Baiyun Medicine Wholesales Trading Store respectively. In accordance with the documents, Caikuaierzi [1996] 2, "Reply on the queries of scope of consolidation for consolidated accounts", the Company does not include them in the consolidation based on the materiality principle since their total assets, sales and net profits to which the Company is entitled for each period are all below 10% of those of the total of the Company and its subsidiaries.

The Company holds a 51% and 53% equity interest in Guangzhou Xing Qun Trading and development Co., Ltd. and Guangdong Xinghua Health Drink Co., Ltd. respectively, but does not include them in the consolidation as the Company does not have substantial control over these two companies pursuant to relevant contracts and articles of association.

4) Guangzhou Qi Xing Pharmaceutical Company Limited, a subsidiary of Guangzhou Qi Xing Pharmaceutical Factory, is a foreign investment enterprise which shall apply "The accounting regulations for foreign investment enterprises in the People's Republic of China" and did not provide a provision of impairment cost for assets in accordance with "Accounting Regulations for Business Enterprises". In accordance with relevant accounting policies the Company made an adjustment for such provision for assets while preparing the consolidated accounts.

8. Provision for Doubtful Debts

The Company provides an allowance for bad debts by making provision in the balance sheet. The provision will be off-set when actual bad debts arise.

Policy for bad debts recognition: If the debtor becomes bankrupt or dies, the amount remaining after deducting that portion of the debt repaid through the recoupment of the liquidated assets or estates will be the amount of the unpaid receivable. A bad debt will be recognised if the debtor does not pay back the amount that has been outstanding for three years, and it has been determined as impossible to recover after approval from the Board of Directors.

According to the requirement issued in the document Caihuizi (1999) No. 35 by the Ministry of Finance and the policy of bad debts provision approved by the Board, the Company provides an allowance for bad debts based on the aging of receivable balances. In addition, the Company provides a special provision for high risk receivables based on the financial status and liquidity of the debtor.

II Principal Accounting Policies, Accounting Estimates and Basis of Consolidation (continued)

8. Provision for Doubtful Debts (continued)

The provision and its rate is based on the aging of receivable balances as follows:

Ageing analysis	Provision
Within 1 year	1%
1~2 years	10%
2~3 years	30%
3~4 years	50%
4~5 years	80%
Over 5 years	100%

The above receivables include accounts receivable and other receivables. The Company provides for other receivables after deduction of the balances of inter-company debtors, un-reimbursed business disbursements and other current accounts not involving a return of working capital.

9. Inventories

Inventories of the Company include finished goods, work in progress, raw materials, goods in transit, low-value consumables and packaging materials.

Inventories are accounted for at cost and recorded in the perpetual inventory records system.

Subsidiaries consolidated include manufacturing enterprises and trading enterprises. The respective basis of accounting for inventories is as follows:

(1) Manufacturing enterprises:

The amount of raw materials stated at standard cost will be adjusted for price variances to arrive at the actual cost at month-end. Raw materials stated at acquisition cost are accounted for on a weighted average basis or first-in-first-out basis.

Finished goods are stated at acquisition cost and accounted for on a weighted average basis.

Low-value consumables are stated at cost and written off at issuance.

(2) Trading enterprises:

Inventories of wholesale enterprises are stated at cost and accounted for on a first-in-first-out basis.

Inventories of retailers are stated using the selling price method. The amount is adjusted for price variances to arrive at the actual cost at month end.

Inventories are stated at the lower of cost and net realizable value at the year-end. The Company provides for obsolete inventories.

II Principal Accounting Policies, Accounting Estimates and Basis of Consolidation (continued)

10. Long-term investments

(1) Long term equity investments by the Company are stated at cost.

Those enterprises in which the Company has made an investment that represents less than 20% of the investee's issued capital, are stated at cost. For those enterprises in which the Company has made an investment that represents more than 20% but less than 50% of the investee's issued capital, the equity method of accounting is adopted. Those investments made which represent more or less than 50% of the investee's issued capital, but of which the Company has substantial control, adopt the equity method of accounting and consolidated accounts are prepared.

When the equity method is adopted, the Company recognizes investment income or loss according to its attributable share of the investee enterprise's net profit or loss. When the actual cost method is adopted, profits or cash dividends declared to be distributed by the investee enterprise are recognized as investment income in the current period.

Equity investment differences are amortized on a straight-line method over the investment period, if any, as stipulated in the investment contracts. If the investment period is not specified in the contract, the excess of the investment cost over the investor's share of owner's equity of the investee enterprise is amortized over a period of not more than 10 years. The shortfall of investment cost over the investor's share of owner's equity of the investee enterprise is amortized over a period of not less than 10 years.

(2) Bonds invested by the Company are stated at cost.

Premiums or discounts are amortized on a straight-line method when recognizing related interest income over the period between the acquisition date and the maturity date of the bond.

(3) According to the document, Caihuizi (1999) No. 35 issued by the Ministry of Finance and approved by the Board of Directors, in the event of a continuing decline in market value or changes in operating conditions of the investee enterprises, where the decline will not be recovered in the foreseeable future, the Company will provide for this based on the difference between the recoverable amount and the carrying amount of the investments.

11. Fixed Assets

Fixed assets include buildings, motor vehicles, machinery and equipment which have useful lives over one year and unit costs greater than RMB2,000 . Fixed assets are stated at cost. Depreciation is provided to write off the cost over their useful lives on a straight-line method, after taking into account the estimated residual value of 3% to 5% (10% for foreign investment enterprises). The annual rates of depreciation are as follows:

Fixed assets category	Depreciation life	Depreciation Rate
Buildings	15-50 years	1.9%-6.46%
Machinery and equipment	4-18 years	5.28%-24.25%
Motor vehicles	5-10 years	9.5%-19.4%
Electronic equipment	5-10 years	9.5%-19.4%
Office equipment	4-8 years	11.875%-24.25%
Other equipment	4-15 years	6.33%-24.25%

II Principal Accounting Policies, Accounting Estimates and Basis of Consolidation (continued)

11. Fixed Assets (continued)

In the event of a continuing decline in market value of fixed assets or obsolete techniques, damage, long idle time, and other economic factors that make the recoverable amount of fixed assets fall below their net book value, the Company will create a provision for fixed assets based on the difference between the recoverable amount and net book value of the fixed assets.

12. Construction in progress

Construction in progress includes the following: construction and installation projects related to capital assets being constructed or repaired; actual disbursements related to new construction, re-structure and repairs of fixed assets; and net book value of fixed assets being re-structured. All actual payments that relate to construction in progress are transferred to fixed assets upon completion of construction or on completion of the condition that construction is deemed to have reached its proposed workable stage.

In the event of a long delay in construction which will continue in the foreseeable future, or an outdating of techniques and capacities which bring material uncertainty to the Company's economic interest, or other factors that actually existed for which the impairment cost that occurred on construction can be sufficiently ascertained, the Company will provide for construction in progress based on the difference between the recoverable amount and its net book value.

13. Intangible Assets

Intangible assets, which are mainly land use rights, are stated at cost. Amortization is provided to write off the cost of the assets evenly over their useful lives.

In the event of a replacement of intangible assets by other updated techniques which result in an unfavorable effect on the Company's profitability, or a significant decline in the current period where the decline will not be recovered in the remaining amortization period, or an expiration in the legal protection of the asset regardless of its remaining usage value, or other factors that actually existed for which the impairment cost that occurred on the intangible assets can be sufficiently ascertained, the Company will provide for intangible assets based on the foreseeable losses.

14. Long-term deferred expenses

Long-term deferred expenses are stated at cost. Amortization is provided to write off the cost evenly over the anticipated beneficial period.

15. Recognition of income

Income in respect of sales of goods is recognized as follows: when the title to the goods and its major risks and rewards are passed to customers; the Company no longer has the right of supervision and control over the goods; either the proceeds are received or entitlement of proceeds is evidenced, and the cost of sale can be estimated reliably.

Income in respect of services rendered is recognized when the service is provided and either the fees are received or entitlement to fees is evidenced.

II Principal Accounting Policies, Accounting Estimates and Basis of Consolidation (continued)

16. Taxation

The Company accounts for income tax using the tax payable method.

17. Change in accounting estimates

The Company originally adopted accounting policies in accordance with " Accounting Regulations for Companies Limited by Share". Pursuant to the document, Caihui [2000] 25, issued by the Ministry of Finance, the Company adopted accounting policies in accordance with "Accounting Regulations for Business Enterprises" from 1 January 2001.

Pursuant to requirements stipulated by "Accounting Regulations for Business Enterprises" and approval by the Board, the Company provided for impairment of fixed assets, intangible assets and construction in progress from 1 January 2001. The provision for fixed assets, intangible assets and construction in progress is Rmb21,431,071.51, Rmb9,384,070.90 and Rmb19,462,536.04 respectively in the current reporting period. Pre-operating expenses are fully written off to the profit and loss in the period of commencement, which replaces the previous policy for writing-off these expenses over a period of 5 years. The Company adjusted its accounting records retrospectively to account for the above changes in accounting estimates. This resulted in a decrease in retaining earnings brought forward, and net profits and retained earnings carried forward from the year 2000 of Rmb45,480,362.84, Rmb4,797,315.61 and Rmb33,356,435.30 respectively, and a corresponding decrease in the surplus reserve of Rmb12,970,306.75. The above changes in accounting estimates resulted in a negative figure in retained earnings brought forward of 2001, which has been make up by interim profit of 2001.

18. Profit appropriation

The profit after tax shall be applied in the following order:

1) making up losses;

2) allocation of 10% to statutory surplus reserve fund;

3) allocation of 5%-10% to statutory public welfare fund;

4) allocation to discretionary surplus reserve fund;

5) payment of dividends.

The Company does not propose the payment of an interim dividend.

III Taxation and other additional taxes

The type and rate of tax applicable to the Group is as follows:

1. Turnover tax and other additional taxes

   1) Turnover tax

Activity category	Tax category	Tax rate
Sales of goods	Value Added Tax	17%
Sales of materials	Value Added Tax	17%
Rental income	Business Tax	5%
Income from fund occupation	Business Tax	8%

   2) City construction tax

   The City construction tax is calculated based on 7% of total taxable turnover. Subsidiaries of the Group which are foreign invested enterprises are not subjected to City construction tax in accordance with PRC regulations.

   3) Education levies

   The education levies are calculated based on 3% of total taxable turnover. Subsidiaries of the Group which are foreign invested enterprises are not subject to education fee tax in accordance with PRC regulations.

2. Enterprise income tax

The Group accrues and pays enterprise income tax in accordance with the "Temporary regulation of enterprises income tax in the PRC".

Pursuant to document Suicaifa [2000] 1063, issued by the Finance Bureau of the Guangzhou Municipality, enterprise income tax of 2001 year for listed companies in Guangzhou City shall be firstly taxed at 33% in accordance with the statutory tax rate and the portion over the 15% which pertains to local finance sources (60% of 18%) will be refunded to the Company from the Relevant Finance Bureau. Thus, benefit of tax refund granted by the local government is at the rate of 10.8% and actual tax levies for the Company and its subsidiaries is at the rate of 22.2%.

Pursuant to the "Corporate Enterprises Income Tax Law for Foreign Invested Enterprises in the PRC", Guangzhou Qi Xing Pharmaceutical Company Limited, applies for the corporate income tax rate at 24% and local income tax rate at 3%.

IV Notes to the consolidated Accounts (All amounts are in Rmb unless otherwise stated)

1. Accounts receivable

1) Aging analysis of accounts receivable as at 30th June 2001.

Aging	31st December 2000			30th June 2001		
	Balance	Percentage	Bad debt provision	Balance	Percentage	Bad debt provision
Within 1 year	428,329,129.31	85%	4,432,239.56	597,242,664.53	89.88%	5,341,893.33
1 ~ 2 years	22,436,085.03	4%	2,825,263.85	18,503,649.13	2.79%	2,109,161.82
2 ~ 3 years	15,632,048.55	3%	5,388,288.34	16,128,994.42	2.43%	4,700,701.48
3 ~ 4 years	22,145,204.91	4%	11,492,785.66	15,199,871.42	2.29%	11,205,212.36
4 ~ 5 years	8,954,724.66	2%	7,454,011.36	5,620,874.28	0.85%	4,873,596.87
Over 5 years	9,112,858.54	2%	9,112,858.54	11,813,753.87	1.78%	11,813,753.87
	506,610,051.00	100%	40,705,447.31	664,509,807.65	100%	40,044,319.72

2) Unless stated above, there is no amount due from a shareholder whose shareholding in the Company is 5% or above.

3) Included in the above analysis are the five largest customers, whose balances are listed below.

	30th June 2001	Aging	Reasons for outstanding
Guangdong Xinghe Pharmaceutical Company Ltd.	17,229,744.28	Within 1 year	Within credit period
Pingnan operation department of Nanhai Pharmaceutical Group	14,803,640.00	Within 1 year	Within credit period
Guangdong Peoples' Hospital	8,551,962.98	Within 1 year	Within credit period
Zhongshan Medical University Medical Company Ltd.	8,399,219.14	Within 1 year	Within credit period
Guangzhou Qiaoguang Pharmaceutical Factory	6,924,516.00	Within 1 year	Within credit period

2. Other receivables

(1) Aging analysis of other receivables as at 30th June 2001

Aging	31st December 2000			30th June 2001		
	Balance	Percentage	Bad debt provision	Balance	Percentage	Bad debt provision
Within 1 year	73,704,217.96	41%	367,272.10	91,464,223.45	45.53%	238,691.51
1 ~ 2 years	58,810,191.88	33%	302,820.40	25,101,952.86	12.49%	49,074.01
2 ~ 3 years	20,646,908.49	11%	802,629.46	38,233,432.31	19.03%	109,487.67
3 ~ 4 years	18,340,742.48	10%	3,162,994.43	19,955,215.54	9.93%	660,885.72
4 ~ 5 years	8,663,356.92	5%	876,379.00	18,064,345.66	8.99%	8,400.00
Over 5 years	62,098.00	0%	62,098.00	8,080,378.00	4.02%	2,722,580.04
	180,227,515.73	100%	5,574,193.39	200,899,547.82	100%	3,789,118.95

IV Notes to consolidated Accounts (continued)

2. Other receivables (continued)

2) Details of other receivables

	30th June 2001
Current accounts with third parties	107,107,547.70
Advances for operations	39,850,353.10
Expenses not reimbursed	18,398,700.27
Deposits	5,358,455.07
Advances for stand-by purposes	1,343,447.93
Others	28,674,557.31
	200,899,547.82

3. Inventories

	31st December 2000		30th June 2001	
	Balance	Provision	Balance	Provision
Goods in transit	5,871,564.98	0.00	5,914,403.45	0.00
Raw materials	86,786,844.93	0.00	85,484,138.91	0.00
Work in progress	40,289,311.68	0.00	39,353,744.33	0.00
Finished goods	53,792,235.55	0.00	39,346,861.92	0.00
Consumables	1,279,083.91	0.00	1,121,448.80	0.00
Packing Materials	19,683,529.93	0.00	30,101,185.44	0.00
Goods for process	854,332.54	0.00	1,954,746.43	0.00
Goods for resales	578,948,233.49	1,014,378.94	510,673,818.80	516,528.40
Others	2,971,742.71	0.00	0.00	0.00
	790,476,879.72	1,014,378.94	713,950,348.08	516,528.40

The company made a provision of Rmb1,014,378.94 for obsolete and slow moving stock based on the difference between the cost and net realizable value. The net realizable value of obsolete stock is calculated based on estimated selling price. The net realizable value of slow moving stock is calculated based on market price.

4. Deferred expenses

	Opening balance	Addition	Amortization	Closing balance
Prepaid insurance expense	2,480,262.71	2,418,907.29	1,569,538.27	998,708.94
Repair and maintenance of fixes assets	87,529.29	2,418,907.29	292,563.46	2,213,873.12
Road toll	141,800.00	137,500.00	128,989.02	105,310.98
Advertising	91,233.35	0.00	91,233.35	0.00
Stamp duty	13,029.50	0.00	13,029.50	0.00
Consumables	0.00	0.00	0.00	0.00
Deductible input VAT	55,810,812.31	50,498,268.64	55,815,159.77	50,493,921.18
Others	646,424.34	740,665.16	762,009.94	625,079.56
	59,271,091.50	53,883,325.59	58,672,523.31	54,481,893.78

IV Notes to consolidated Accounts (continued)

5. Long term equity investments

Investee	Expiry date	Shareholder percentage	Closing balance	Initial amount of investment	Changes under equity method during the period	Provision	
Guangdong Xinghua Health Drink Company Limited.	2008	53.00%	39,668,719.01	38,181,540.87	-434,932.29	0.00	
Guangdong Xingqun Trading Development Company Limited.	N/A	51.00%	429,458.50	751,427.00	-104,482.58	0.00	
Nanhai Southern Packing Company Limited	2011	21.42%	30,000,000.00	30,000,000.00	0.00	0.00	
Guangzhou Zhongfu Pharmaceutical Company Limited	N/A	50.00%	1,433,995.51	1,464,515.34	0.00	0.00	
Indonesia Sanyou Industrial Company Limited	2014	50.00%	973,076.06	993,240.00	0.00	512,871.18	
Everbright Bank of China	N/A		10,725,000.00	0.00	0.00	0.00	
Guangzhou Zhongsheng Medical Factory Taihe Substation	N/A	50.00%	785,315.05	1,000,000.00	0.00	785,315.05	<a>
Guangzhou Guangjin Chinese Medical Technology Innovation Company Limited	2008	70.00%	673,756.80	700,000.00	0.00	0.00	
Ming Tai Industrial (Thailand) Company Limited	2007	40.00%	593,041.50	516,930.33	0.00	0.00	
Guangzhou Jihua Medical Appliance Company Limited	N/A	30.00%	1,500,000.00	1,500,000.00	0.00	0.00	
Shanghai Jiuhe Tang Chinese Medicine Company Limited	2007	20.52%	615,000.00	415,000.00	0.00	0.00	
Guangzhou Caizhilin Baiyun Medicine Wholesales Trading Stores	N/A	80.00%	400,000.00	400,000.00	0.00	0.00	
Qixing Mazhong Pharmaceutical company Limited	10	40.00%	362,826.38	362,826.38	0.00	0.00	
Communication Bank Guangzhou Branch	N/A		348,356.00	348,356.00	0.00	0.00	
Guangzhou Medicine Company Bei Jing Road Medicine Store	N/A	20.00%	218,399.05	160,000.00	0.00	0.00	
Holding Company of Nine Cities Eleven Factories Association	N/A		50,000.00	50,000.00	0.00	0.00	
Hang Zhou Medical Station Co. Ltd.	N/A	13.47%	264,000.00	264,000.00	0.00	0.00	
Consolidation Variance			1,804,463.14	0.00	0.00	0.00	<b>
			90,845,407.00	77,107,835.92	-539,414.87	1,298,186.23	

IV Notes to consolidated Accounts (continued)

5. Long term equity investments (continued)

   a. Guangzhou Zhongsheng Medical Factory Taihe Substation has sustained severe losses. The factory was in the process of liquidation during 2000 and this has not yet been completed until June 2001.

   b. The consolidation variance of Rmb1,804,463.14 represents the variance between the payment, which was paid by Guangzhou Pangaoshou Pharmaceutical Co. Ltd.in October, 1999 to buy a 32% share of Guangzhou Pangaoshou Natural Health Product Company Limited, and the share of net assets acquired. The shares of Guangzhou Pangaoshou Natural Health Product Company Limited held by Guangzhou Pangaoshou Pharmaceutical Co. Ltd. increased from 43% to 75%.

6. Long term debentures investments

Debenture	Book value	Expiry date	Yearly interest rate	Cost	Opening balance	Accrued interest	Closing balance
Debenture of "Core Company"	120,000.00	1996	7.20%	120,000.00	231,896.00	7,200.00	231,896.00
Capitalised fund for electricity station	60,000.00				60,000.00		0.00
State treasury bond					0.00		
	180,000.00			120,000.00	291,896.00	7,200.00	231,896.00

IV Notes to consolidated Accounts (continued)

7. Construction in progress

Project	Budget	Opening balance	Addition	Transferred to fixed asset	Closing balance	Capitalised interest expense included in closing balance	Financing source	Percentage of progress
Prepayment for equipment		1,097,153.18	3,616,852.4	0.00	4,714,005.58		Working capital	Completed but not settled
Prepayment for construction project		2,670,668.33	-2,546,622.16	0.00	124,046.17		Working capital	Completed but not settled
Relocation of Guangzhou Xingqun Pharmaceutical Company Ltd.	147,040,000.00	89,848,436.39	7,281,984.91	0.00	97,130,391.30		Working capital and loan	100%
High speed rotary sealing machine		0.00	614,000.00	0.00	614,000.00		Working capital	Completed and before use
Computerized pilular counting machine		0.00	1,123,000.00	0.00	1,123,000.00		Working capital	Completed and before use
Relocation of Kwang Chow First Chinese Medicine Factory		0.00	20,072,747.00	544,209.58	32,023,610.00		Working capital	20%
Warehouse project of Tan Jiang Cun	12,325,000.00	11,857,521.27	881,689.08	0.00	12,739,210.35		Loan	60%
Production base in Song Gang		12,468,555.57	2,546,622.16	0.00	15,015,177.73		Working capital	Completed but not settled
Office Building in Times Square		32,433,214.79	134,604.79	544,209.58	32,023,610.00		Working capital	Completed and being used
Installation of equipment		1,089,803.00	0.00	0.00	1,089,803.00		Working capital	Completed but not settled
Ash free project of Kwang Chow First Chinese Medicine Factory		0.00	80,000.00	0.00	80,000.00		Working capital	20%
Logistic center warehouse project of Guangzhou Pharmaceutical Corporation	12,580,000.00	0.00	262,232.64	0.00	262,232.64		Working capital	5%
Store in Hongjia Garden	2,040,000.00	2,042,862.50	0.00	0.00	2,042,862.50		Working capital	Completed and before use
Store in Huayou Building	3,010,000.00	3,010,000.00	0.00	0.00	3,010,000.00		Working capital	Completed and before use
Relocation and expansion of Guangzhou Chen Li Ji Chinese Medicine Factory		33,449,400.74	1,125,878.11	0.00	34,575,278.85		Working capital	98%
Office in Fuqian Building		7,660,000.00	127,542.02	0.00	7,787,542.02		Working capital	95%
Store in sunshine garden	1,260,000.00	1,266,205.00	0.00	0.00	1,266,205.00		Working capital	Completed and before use
Upgrade project in GMP		9,038,246.12	0.00	9,038,246.12	0.00		Working capital	
Others		406,136.00	381,835.00	0.00	787,971.00		Working capital	5%
Provision		-19,462,536.04	0.00	0.00	-19,462,536.04			
		188,875,666.86	35,702,335.95	9,582,455.70	214,995,547.11	0.00		

IV Notes to consolidated Accounts (continued)

8. Long term deferred expenses

Item	Amortization period	Cost	Amortization in the period	Accumulated amortization	Closing balance	Remaining amortization period
Improvements	5 years	15,211,939.43	2,086,809.82	3,327,916.43	11,884,023.00	1-5 years
Expenditure on leasehold improvement		1,693,800.00	169,380.00	1,185,660.00	508,140.00	18 months
Expenditure on public utility		3,271,200.00	469,442.45	2,414,720.00	856,480.00	1-2 years
Small machine computer system		2,848,000.00	474,666.66	1,107,555.54	1,740,444.46	20 months
Expenditure on computer development		3,517,284.18	46,775.46	672,588.64	2,844,695.54	30 months
Installation of telephone		1,326,200.00	185,507.13	998,216.19	327,983.81	1 year
ERP system		4,875,604.42	1,834,664.67	2,616,475.27	2,259,129.15	2-5 years
Expenditure on development of electrical power		2,204,800.00	334,960.08	1,628,559.96	576,240.04	18 months
Expenditure on development of electrical power of new factory		800,000.00	67,998.00	547,986.00	252,014.00	18 months
Usage right of utilities		1,118,890.00	125,876.22	741,261.14	377,628.86	18 months
Revaluation surplus of H shares		6,196,963.49	1,096,778.19	4,908,255.91	1,288,707.58	6-12 months
GMP project improvement		4,426,817.44	452,682.00	3,326,690.85	1,100,126.59	30 months
Others		3,190,363.97	542,852.94	1,173,795.22	2,016,568.75	1-5 years
		50,681,862.93	7,888,393.62	24,649,681.15	26,032,181.78	

9. Profit from other operations

		Amount of current period	Amount of prior period
(1)	Income from other operations		
	Rental income from investment property	13,216,780.23	14,918,570.19
	Sales of materials	3,486,928.71	1,297,477.04
	Interest	3,482,605.04	304,805.84
	Transfer of intangible assets	0.00	445,358.62
	Income from advertising	1,058,100.98	2,525,885.69
	Others	621,660.23	315,504.19
		21,866,075.19	19,807,601.57
(2)	Cost from other operations		
	Rental	2,137,489.21	2,002,227.03
	Sales of materials	3,156,500.68	1,325,165.14
	Others	803,929.59	448,381.35
		6,097,919.48	3,775,773.52
		15,768,155.71	16,031,828.05

IV Notes to consolidated Accounts (continued)

10. Financial expenses

	Amount of current period	Amount of prior period
Net interest expenses	4,504,254.13	16,128,790.09
Net exchange loss	-317,005.54	333,230.37
Bank charges	327,107.49	316,038.26
Others	10,826.10	15,038.50
	4,525,182.18	16,793,097.22

11. Investment income

	Amount of current period	Amount of prior period
Equity investments		
Cost method	-1,225,504.79	3,135,085.11
Equity method	-539,414.87	344,139.13
Debentures investments	840.00	193,830.92
	-1,764,079.66	3,673,055.16

12. Non-operating income

	Amount of current period	Amount of prior period
Net profit from disposal of fixed assets	70,019.57	93,134.38
Gain on fixed assets counting	0.00	56,217.00
Sales of obsolete materials	23,209.16	5,643.79
Fines	25,909.59	25,567.61
Other levies refund	23.87	0.00
MTR removal compensation	0.00	2,268,088.00
Creditors written off	1,578,988.21	167,406.74
Others	1,466,551.06	1,392,777.57
	3,164,701.46	4,008,835.09

13. Non-operating expenses

	Amount of current period	Amount of prior period
Net loss on disposal of fixed assets	144,527.53	651,222.47
Loss on debt reconstruction	0.00	0.00
Donation	287,535.33	26,501.60
Fines	409,968.79	549,627.72
Exceptional loss	5,289.04	6,359.57
Others	4,643,139.94	2,124,059.63
Provisions	0.00	4,797,315.61
	5,490,460.63	8,155,086.60

V Notes to the Accounts of the Company (All amounts are in Rmb unless otherwise stated)

1. Other receivables

Aging	31st December 2000			30th June 2001		
	Balance	%	Provision	Balance	%	Provision
Within 1 year	94,770,586.57	39%	0.00	290,583,109.53	67.26%	0.00
1-2 years	53,504,040.73	22%	150,613.06	52,985,098.49	12.27%	0.00
2-3 years	92,480,525.64	39%	0.00	69,354,381.29	16.05%	0.00
3-4 years	0.00	0%	0.00	19,126,144.35	4.42%	150,613.06
4-5 years	0.00	0%	0.00	0.00	0.00	0.00
Over 5 years	0.00	0%	0.00	0.00	0.00	0.00
	240,755,152.94	100%	150,613.06	432,048,733.66	100%	150,613.06

Included in other receivables was an amount of Rmb6,000,000 due from ultimate holding company.

2. Long term equity investments

Name of investee	Original investment	% equity held	Increase (decrease) in the equity	Balance at period end
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	72,422,318.70	84.11%	8,570,168.85	101,171,848.54
Kwang Chow First Chinese Medicine Factory	95,757,278.42	100%	33,971,596.59	220,772,925.49
Guanzhou Chen Li Ji Chinese Medicine Factory	84,210,759.25	100%	10,354,566.04	160,512,413.73
Guangzhou Zhong Sheng Pharmaceutical Factory	10,756,930.75	100%	0.00	0.00
Guangzhou Qi Xing Pharmaceutical Factory	126,775,482.62	100%	5,689,987.48	138,283,006.42
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	78,489,814.94	83.90%	1,653,418.16	72,129,916.09
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	85,298,132.51	81.53%	6,516,025.12	96,204,519.13
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	53,635,124.44	87.07%	4,267,071.71	60,571,453.72
Guangzhou Pharmaceutical Corporation	133,149,915.75	100%	18,139,765.70	308,865,536.28
Guanzhou Chinese Medicine Corporation	40,159,983.83	100%	3,395,346.85	60,858,081.51
Guangzhou Pharmaceutical Import & Export Corporation	8,451,925.49	100%	689,807.60	18,765,430.86
Jihua Pharmaceutical Apparatus Company Limited	500,000.00	30%	0.00	1,500,000.00
Guangzhou Guangjing Chinese Patent Medicine Technology Innovation Center Company Limited	700,000.00	70%	0.00	673,756.80
Nanhai Nanfang Packing Company Limted	30,000,000.00	21.42%	0.00	30,000,000.00
Total	820,307,666.70		93,247,754.10	1,270,308,888.57

V Notes to the Accounts of the Company (continued)

3. Investment income

	Amount of current period	Amount of prior period
At cost	0.00	0.00
Under equity method	93,247,754.10	82,953,293.04
	93,247,754.10	82,953,293.04

VI Segment information

Unit: Rmb'000

Segments	Sales		Cost of sales		Gross profit	
	Prior period	Current period	Prior period	Current period	Prior period	Current period
Manufacturing	695,220	841,457	312,457	394,393	382,763	447,064
Trading	1,460,866	1,803,514	1,310,320	1,639,612	150,546	163,902
Wholesales	1,233,656	1,588,581	1,130,300	1,468,931	103,356	119,650
Retail	195,761	173,503	152,975	132,203	42,786	41,300
Import & Export	31,449	41,430	27,045	38,478	4,404	2,952
	2,156,086	2,644,971	1,622,777	2,034,005	533,309	610,966

VII Related party relationships and transactions

(1) Related parties with substantial control

Name	Registered address	Principle business	Relationship with the Company	Economic nature and type	Statutory representative
Guangzhou Pharmaceutical Holdings Company Limited	45 Shamian North Guangzhou	Production and sales	Holding	company with limited liabilities	Cai Zhixiang
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	252 Renmin Central Road Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Li Xinghua
Kwang Chow First Chinese Medicine Factory	77 Shanmulan Road Guangzhou	Production and sales	Subsidiary	controlled by the State	Mai Qijie
Guanzhou Chen Li Ji Chinese Medicine Factory	1688 Guangzhou Dadao Guangzhou	Production and sales	Subsidiary	controlled by the State	Li Guoju
Guangzhou Zhong Sheng Pharmaceutical Factory	32 Changhuaxin Street Duobao Road, Guangzhou	Production and sales	Subsidiary	controlled by the State	Mai Qijie
Guangzhou Qi Xing Pharmaceutical Factory	33 Cigang North Street, Xingang Central Road,	Production and sales	Subsidiary	controlled by the State	Zhu Bohua
Guangzhou Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	179 Renmin South Road, Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Huang Haitao
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	618~620 Jiefang North Road, Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Liao Jingguang
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	Bridge side, Jiang Village, Baiyun District, Guangzhou	Production and sales	Subsidiary	joint stock company with limited liabilities	Chen Xiangzhi
Guangzhou Pharmaceutical Corporation	97 Datong Road, Guangzhou	Wholesale and retail	Subsidiary	controlled by the State	Feng Zhansheng
Guanzhou Chinese Medicine Corporation	140 Guangfu South Road, Guangzhou	Wholesale and retail	Subsidiary	controlled by the State	Shu Dezhan
Guangzhou Pharmaceutical Import & Export Corporation	59 Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	controlled by the State	Tu Kejin

VII Related party relationships and transactions (continued)

(2) Change in the registered capital of related parties with substantial control

Unit: Rmb0,000

Name	Opening balance	Increase during the period	Decrease during the period	Closing ballance
Guangzhou Pharmaceutical Holdings Company Limited	100,770	0	0	100,770
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	5,350	0	0	5,350
Kwang Chow First Chinese Medicine Factory	1,167	0	0	1,167
Guangzhou Chen Li Ji Chinese Medicine Factory	752	0	0	752
Guangzhou Zhong Sheng Pharmaceutical Factory	499	0	0	499
Guangzhou Qi Xing Pharmaceutical Factory	560	0	0	560
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	6,210	0	0	6,210
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	4,332	0	0	4,332
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	6,189	0	0	6,189
Guangzhou Pharmaceutical Corporation	835	0	0	835
Guangzhou Chinese Medicine Corporation	882	0	0	882
Guangzhou Pharmaceutical Import & Export Corporation	257	0	0	257

(3) Change in shareholding or equity interest held by related parties with substantial control

Unit: Rmb0,000

Name	Opening balance	%	Increase during the period	%	Decrease during the period	%	Closing balance	%
Guangzhou Pharmaceutical Holdings Company Limited	51,300	70	0	0	0	0	51,300	70
Guangzhou Xing Qun Pharmaceutical Co., Ltd.	4,500	84.11	0	0	0	0	4,500	84.11
Kwang Chow First Chinese Medicine Factory	1,167	100	0	0	0	0	1,167	100
Guangzhou Chen Li Ji Chinese Medicine Factory	752	100	0	0	0	0	752	100
Guangzhou Zhong Sheng Pharmaceutical Factory	499	100	0	0	0	0	499	100
Guangzhou Qi Xing Pharmaceutical Factory	560	100	0	0	0	0	560	100
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	5,210	83.90	0	0	0	0	5,210	83.90
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.	3,532	81.53	0	0	0	0	3,532	81.53
Guangzhou Yang Cheng Pharmaceutical Co., Ltd.	5,389	87.07	0	0	0	0	5,389	87.07
Guangzhou Pharmaceutical Corporation	835	100	0	0	0	0	835	100
Guangzhou Chinese Medicine Corporation	882	100	0	0	0	0	882	100
Guangzhou Pharmaceutical Import & Export Corporation	257	100	0	0	0	0	257	100

VII Related party relationships and transactions (continued)

(4) Related party transactions

(i) Relationship of related parties with no substantial control

Name	Relationship to the Company
Guangzhou Tianxi Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Qiaoguang Pharmaceutical Factory	Fellow subsidiary
Guangzhou Guanghua Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Mingxing Pharmaceutical Factory	Fellow subsidiary
Guangdong Pharmaceutical Factory	Fellow subsidiary
Guangzhou Pharmaceutical Goods and Supply Company	Fellow subsidiary
Guangzhou Hejigong Factory	Fellow subsidiary
Guangzhou Sanitation Production Factory	Fellow subsidiary
Guangzhou Pharmaceutical Factory	Fellow subsidiary
Guangzhou No.10 Pharmaceutical Factory	Fellow subsidiary
Guangzhou Pharmaceutical Exploration Company	Fellow subsidiary
Guangzhou Zhongfu Pharmaceutical Company Limited	Joint venture
Guangdong Xinghua Health Drink Co., Ltd.	Subsidiary
Guangzhou Guangjing Chinese Patent Medicine Innovation Centre Company Limited	Subsidiary
Baolian Development Company Limited	Fellow subsidiary

(ii) Purchases of goods

Unit: Rmb'000

Name	Amount of current period	Amount of current period
Guangzhou Tianxi Pharmaceutical Company Limited	7	4
Guangzhou Qiaoguang Pharmaceutical Factory	747	0
Guangzhou Mingxing Pharmaceutical Factory	698	142
Guangzhou Pharmaceutical Goods and Supply Company	85	465
Guangzhou Hejigong Factory	371	21
Guangzhou Sanitation Production Factory	3,839	1,144
Guangzhou Guanghua Pharmaceutical Company Limited	273	874
Guangzhou No.10 Pharmaceutical Factory	656	608
	6,677	3,258

The above purchases are based on the price approved by the State or by using the method in accordance with regulations set by the State.

VII Related party relationships and transactions (continued)

(4) Related party transactions (continued)

(iii) Sales of goods

Unit: Rmb'000

Name	Amount of current period	Amount of current period
Guangzhou Tianxi Pharmaceutical Company Limited	1,445	1,581
Guangzhou Qiaoguang Pharmaceutical Factory	5,386	2,843
Guangzhou Guanghua Pharmaceutical Company Limited	165	0
Guangdong Pharmaceutical Factory	49	93
Guangzhou Pharmaceutical Goods and Supply Company	443	0
Guangzhou Hejigong Factory	25	0
Guangzhou Sanitation Production Factory	998	0
	8,511	4,517

The above sales are based on the price approved by the State or by using the method in accordance with regulations set by the State.

(iv) Receivables and payables

Unit: Rmb'000

	Opening	Closing
Receivables:		
Guangzhou Guanghua Pharmaceutical Company Limited	121	0
Guangzhou Sanitation Production Factory	0	507
Guangzhou Pharmaceutical Goods and Supply Company	0	43
Guangzhou Tianxi Pharmaceutical Company Limited	2,627	760
Guangzhou Qiaoguang Pharmaceutical Factory	3,658	3,302
Payables:		
Guangzhou Qiaoguang Pharmaceutical Factory	0	259
Guangzhou Mingxing Pharmaceutical Factory	0	507
Guangzhou Hejigong Factory	0	45
Guangzhou Tianxi Pharmaceutical Company Limited	0	33
Guangzhou Sanitation Production Factory	233	414
Guangzhou Guanghua Pharmaceutical Company Limited	-40	-94
Guangzhou No.10 Pharmaceutical Factory	0	43
Other receivables:		
Guangzhou Pharmaceutical Holdings Company Limited	6,089	8,586
Other payables:		
Guangzhou Pharmaceutical Holdings Company Limited	5,289	5,242

VII Related party relationships and transactions (continued)

(4) Related party transactions (continued)

(v) Provision or receipt of services

Unit: Rmb'000

	Note	Amount of current period	Amount of prior period
Service fee on staff quarters	1	136	569
Welfare facilities	2	177	174
		313	743

Note 1

Pursuant to the Accommodation Service Agreement entered into by the Company and Guangzhou Pharmaceutical Holdings Company Limited (the "GZPHL") on 1 September 1997 and supplemented by a notice dated 31 December 1997, GZPHL has agreed to continue to provide staff quarters to the employees of the Group. The company agreed to pay a service fee equal to 6% per annum of the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31 December 2007.

Note 2

Pursuant to the Composite Services Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GZPHL's total depreciation charges of the welfare facilities in the year ended 31 December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Service Agreement will expire on 31 December 2007.

(vi) Rental

Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GZPHL on 1 September 1997, GZPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three years at a fixed annual rent (and is subject to the adjustment of standard rent as prescribed from time to time by the Guangzhou Real Estate Administration Bureau), plus utilities and other outgoings which are payable based on the actual consumption. The Company shall pay such rental charges of Rmb270,000 for the period (charges for the same period in prior year : Rmb270,000)

(vii) Guarantee

The Company has provided guarantees to related parties for its bank loans as follows:

Name	At the beginning of the period	At the end of the period
Guangzhou Pharmaceutical Trading Center	0.00	0.00

(viii) License fee

Pursuant to the Trademark License Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GZPHL for a term of 10 years. The Company agreed to pay license fees for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries. The Trademark License Agreement will expire on 1 September 2007. The Company shall pay the above license fee of Rmb183,000 for the period. (charges for the same period in prior year: Rmb164,000).

VII Related party relationship and transactions (continued)

(4) Related party transactions (continued)

(xi) Prepaid rental

Pursuant to the Premises Agreement entered into by the Company and GZPHL on 28 August 1998, GZPHL agreed to grant to the Company the right to use certain units of the new office building it had built. The rental payable by the Company will be determined by reference to a 38% discount on the market rental rate at the time the formal tenancy agreement is signed. As GZPHL requires funds for constructing the new office building, the Company made an advance rental payment of Rmb6,000,000 to GZPHL in accordance with the above agreement. The advance rental payment shall be used by GZPHL exclusively for the construction of the new office building and shall offset the rental for the premises payable to GZPHL by the Company when it is due. The lease term is expected to be not less than 10 years or until the advance rental payment is fully utilized.

(x) Staff quarter reform cost

Pursuant to the Accommodation Services Agreement entered into by the Company and GZPHL 1 September 1997, GZPHL has agreed, upon request of the Company and in accordance with the prevailing Housing Reform Policy applicable in the Guangzhou Municipality, to sell staff quarters to the employees of the Group at a preferential price. For each such sale the Company agreed to pay GZPHL, within twelve months from completion of the sale, the staff quarters reform cost which represents the difference between the preferential price and the cost (net of accumulated depreciation) paid by GZPHL for building or acquiring such staff quarters. Up to the period end, the Company shall pay an amount of Rmb62,030,000 to GZPHL for the Staff quarter reform cost. (at the end of last year: Rmb62,030,000)

VIII Contingent liability

Up to 30 June, 2001, there was no material contingent liability required to be disclosed in this interim accounts.

IX Commitments

Up to 30 June, 2001, the Company had capital commitments of Rmb9,905,000 (2000: Rmb52,153,000) and operating lease commitments of Rmb47,973,000 (2000: Rmb33,086,000, of which Rmb13,720,000 is payable within 1 year).

X Non-adjusting events occurring after the balance sheet date

Up to 30 June, 2001, the Company had no non-adjusting events occurring after the balance sheet date.

XI Debt restructuring

Up to 30 June, 2001, there were no debt restructuring processes in the Company.

XII Non-monetary transactions

Up to 30 June, 2001, there were no non-monetary transactions in the Company.

Financial report prepared in accordance with HK GAAP (Unaudited)
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
(Prepared in accordance with HK GAAP)
FOR THE SIX MONTHS ENDED 30TH JUNE 2001

		Unaudited	
		Six months ended 30th June	
		2001	2000
	Note	*RMB'000*	*RMB'000*
Turnover	2	**2,644,971**	2,150,903
Cost of sales		**(2,034,005)**	(1,617,523)
Gross profit		**610,966**	533,380
Other revenues		**32,657**	33,756
Distribution costs, administrative and other operating expenses		**(516,821)**	(437,809)
Operating profit	3	**126,802**	129,327
Finance costs		**(18,843)**	(17,482)
Share of profits less losses of			
Jointly controlled entities		**(666)**	(539)
Associated companies		**286**	471
Profit before taxation		**107,579**	111,777
Taxation	4	**(54,194)**	(27,166)
Profit after taxation		**53,385**	84,611
Minority interests		**(1,322)**	(6,219)
Net profit		**52,063**	78,392
Transfer to capital reserve	13	**(300)**	(3,060)
Profit attributable to shareholders		**51,763**	75,332
Dividends	5	**24,327**	36,645
Earnings per share	6	**RMB0.0645**	RMB0.1070

No statement of recognised gains and losses is presented as net profit of Rmb52,063,000 (2000: Rmb78,392,000) shown above is the only component.

CONDENSED CONSOLIDATED BALANCE SHEET
(Prepared in accordance with HK GAAP)
AS AT 30TH JUNE 2001 AND 31ST DECEMBER 2000

	Note	Unaudited 30th June 2001 RMB'000	Restated 31st December 2000 RMB'000
Deferred expenditures		**84,685**	89,909
Fixed assets and construction in progress	7	**1,087,623**	1,135,065
Interests in jointly controlled entities		**39,072**	39,738
Interests in associated companies		**3,176**	2,967
Investment securities		**47,612**	33,003
Current assets			
Inventories		**713,433**	789,098
Trade and other receivables	8	**867,564**	678,313
Bank balances and cash		**1,143,008**	488,333
		2,724,005	1,955,744
Current liabilities			
Trade and other payables	9	**995,176**	929,621
Current portion of long-term bank loans	10	**24,000**	34,000
Taxation payable		**51,193**	35,520
Short-term bank loans		**396,620**	478,000
		1,466,989	1,477,141
Net current assets		**1,257,016**	478,603
Total assets less current liabilities		**2,519,184**	1,779,285
Financed by:			
Share capital	11	**810,900**	732,900
Share premium	12	**780,405**	120,333
Reserves	13	**618,682**	631,352
Retained earnings	14	**154,638**	89,905
Proposed dividends	5	**—**	24,327
Shareholders' fund		**2,364,625**	1,598,817
Minority interests		**114,559**	115,468
Long-term bank loans	10	**40,000**	65,000
		2,519,184	1,779,285

BEST AVAILABLE COPY

CONDENDSED CONSOLIDATED CASH FLOW STATEMENT
(Prepared in accordance with HK GAAP)
FOR THE SIX MONTHS ENDED 30TH JUNE 2001

	Unaudited RMB'000
Net cash inflow from operating activities	172,283
Net cash outflow from returns on investments and servicing of finance	(31,083)
Total taxation paid	(56,402)
Net cash outflow from investing activities	(51,815)
Net cash inflow from financing	621,692
Increase in cash and cash equivalents	654,675
Cash and cash equivalents at 1st January	488,333
Cash and cash equivalents at 30th June	1,143,008
Analysis of balances of cash and cash equivalents:	
Bank balances and cash	1,143,008

NOTES TO THE CONDENSED INTERIM ACCOUNTS (Prepared in accordance with HK GAAP)

1 Basis of preparation and accounting polices

These unaudited condensed consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No.25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants ("HKSA"), except that no comparatives for the cash flow statement have been given as the group has taken advantage of the transitional provision contained in Appendix 16 (37.3) to the Listing Rules of the Stock Exchange of Hong Kong which allows the comparative figures for the cash flow statement to be omitted. The omission of comparatives for the cash flow statement is not in accordance with SSAP 25 which requires that comparatives for the cash flow statement be included.

These condensed interim accounts should be read in conjunction with the 2000 annual report.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st December 2000 except that the group has changed certain of its accounting policies following its adoption of the following SSAPs which are effective for accounting periods commencing on or after 1st January 2001:

SSAP 9 (revised) Events after the balance sheet date
SSAP 14 (revised) Leases (effective for periods commencing on or after 1 July 2000)
SSAP 26 Segment reporting
SSAP 28 Provisions, contingent liabilities and contingent assets
SSAP 31 Impairment of assets
SSAP 32 Consolidated financial statements and accounting for investments in subsidiaries

The changes to the group's accounting policies and the effect of adopting these new policies is set out below:

(a) SSAP 9 (revised) Events after balance sheet date

In accordance with the revised SSAP 9, the group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in Note 14, opening retained earnings at 1st January 2000 have increased by Rmb21,987,000 which is the reversal of the provision for the 1999 proposed final dividend previously recorded as a liability as at 31st December 1999 although not declared until after balance sheet date. Opening retained earnings at 1st January 2001 have increased by Rmb24,327,000 which is the reversal of the provision for 2000 proposed final dividend previously recorded as a liability as at 31st December 2000 although not declared until after the balance sheet date.

This adjustment has resulted in a decrease in current liabilities at 31st December 2000 by Rmb24,327,000 for provision for proposed dividends that is no longer required. There is no effect in current liabilities at 30th June 2001 as there is no interim dividend proposed.

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

1 Basis of preparation and accounting polices (continued)

(b) SSAP 26: Segment Reporting

In Note 2 to these condensed interim accounts the group has disclosed segment revenue and results as defined under SSAP 26. In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format. Comparative information has been given.

Apart from the above, there is no significant effect arising from the changes of accounting policies.

2 Segment information

The Group is principally engaged in (1) manufacturing of Chinese patent medicine and (2) trading including wholesale, retail, import and export of western pharmaceutical products, Chinese patent medicine, Chinese raw medicine and medical apparatus.

(i) An analysis of the Group's revenue and results for the period by business segment is as follows :

		6 months ended 30th June 2001					
		Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
External		841,457	1,588,581	173,503	41,430	—	2,644,971
Internal		15,504	299,509	—	—	(315,013)	—
Total		856,961	1,888,090	173,503	41,430	(315,013)	2,644,971
Segment results		93,271	30,703	8,596	1,119	(3,743)	129,946
Unallocated costs							(3,144)
Operating profit							126,802
Finance costs							(18,843)
Share of profits less losses of							
Jointly controlled entities	(666)						(666)
Associated companies	286						286
Profit before taxation							107,579
Taxation							(54,194)
Minority interests							(1,322)
Net profit							52,063

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

2 Segment information (continued)

(i) An analysis of the Group's revenue and results for the period by business segment is as follows : (continued)

	6 months ended 30th June 2000 RMB'000					
	Manufacturing RMB'000	Wholesale RMB'000	Retail RMB'000	Import and export RMB'000	Elimination RMB'000	Group RMB'000
External	692,441	1,225,267	195,839	37,356	—	2,150,903
Internal	—	80,534	—	145	(80,679)	—
Total	692,441	1,305,801	195,839	37,501	(80,679)	2,150,903
Segment results	83,024	39,833	9,847	1,527	—	134,231
Unallocated costs						(4,904)
Operating profit						129,327
Finance costs						(17,482)
Share of profits less losses of						
Jointly controlled entities	(539)					(539)
Associated companies	471					471
Profit before taxation						111,777
Taxation						(27,166)
Minority interests						(6,219)
Net profit						78,392

Unallocated costs represent corporate expenses.

(ii) No geographical analysis of turnover and operating profit is provided as less than 10% of the consolidated turnover and less than 10% of the consolidated trading results of the group are attributable to markets outside PRC.

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

3 Operating profit

	6 months ended 30th June	
	2001	2000
	RMB'000	*RMB'000*
Operating profit is stated after charging the following:		
Depreciation and amortisation of fixed assets	**34,296**	28,959
Impairment of fixed assets and construction in progress	**50,277**	—
Loss on disposal of fixed assets	**74**	588

4 Taxation

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	6 months ended 30th June	
	2001	2000
	RMB'000	*RMB'000*
PRC enterprise income tax	**54,117**	27,077
Share of taxation attributable to associated companies	**77**	89
	54,194	27,166

Pursuant to a document [2000] 1063 issued by the Guangzhou Finance Bureau, enterprise income tax of listed companies in Guangzhou city in 2001 will be initially based on the unified tax rate of 33% and the portion over 15% of the tax attributed to local government (i.e., 60% of the 18% of tax) shall be refunded. Accordingly, the effective income tax refund rate is 10.8%. The Company and its major subsidiaries will effectively be taxed at 22.2% in the year 2001. It is estimated that the local tax refund shall be amounted to Rmb15,000,000. As the tax refund application to the Guangzhou Finance Bureau is in progress, the estimated tax refund has not been accounted for in the profit and loss account for the period.

Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

5 Dividends

	6 months ended 30th June	
	2001	2000
	RMB'000	*RMB'000*
2000 Final dividend, paid, of Rmb0.03 (1999 paid, of Rmb 0.03) per share (Note (i))	**24,327**	21,987
2001 Interim of Rmb nil (2000 paid, of Rmb 0.02) per share	**—**	14,658
	24,327	36,645

Note:

(i) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31st December 1999 and 2000 were Rmb21,987,000 and Rmb24,327,000 respectively. Under the group's new accounting policy as described in Note 1(a), these have been written back against opening retained earnings as at 1st January 2000 and 2001 in Note 14 and are now charged in the period in which they were proposed.

6 Earnings per share

The calculation of earnings per share for the six months ended 30th June 2001 is based on the net profit of Rmb52,063,000 (2000: Rmb78,392,000) and the weighted average number of 807,021,547 shares (2000:732,900,000 shares) in issue.

7 Fixed assets and construction in progress

	RMB'000
Six months ended 30th June 2001	
Opening net book amount	1,135,065
Additions	37,987
Disposals	(856)
Depreciation and amortisation	(34,296)
Impairment	(50,277)
Closing net book amount	1,087,623

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

8 Trade and other receivables

Included in trade and other receivables are trade debtors and their ageing analysis of trade receivables is as follows:

	30th June 2001 *RMB'000*	31st December 2000 *RMB'000*
Within 6 months	**579,833**	413,173
6 months to 1 year	**15,690**	14,197
1 year to 2 years	**2,647**	6,454
	598,170	433,824

Trade receivables generated from credit sales generally have credit terms of one to three months.

9 Trade and other payables

Included in trade and other payables are trade payables and their ageing analysis is as follows:

	30th June 2001 *RMB'000*	31st December 2000 *RMB'000*
Less than one year	**450,576**	477,378
More than one year but not exceeding two years	**39,331**	17,086
More than two years but not exceeding three years	**30,143**	22,262
	520,050	516,726

10 Long-term bank loans

	30th June 2001 *RMB'000*	31st December 2000 *RMB'000*
Bank loans, secured	**64,000**	99,000
Current portion of long-term bank loans	**(24,000)**	(34,000)
	40,000	65,000

The analysis of the above is as follows:—

	30th June 2001 *RMB'000*	31st December 2000 *RMB'000*
Bank loans, repayable:		
Within one year	**24,000**	34,000
In the second year	**40,000**	65,000
	64,000	99,000
Current portion of long-term bank loans	**(24,000)**	(34,000)
	40,000	65,000

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

11 Share capital

	Registered, issued and fully paid							
	State Shares		H shares		A shares		Total	
	No. of Shares	RMB'000	No. of Shares	RMB'000	No. of Shares	RMB'000	No. of Shares	RMB'000
At 1st January 2001, 2000	513,000,000	513,000	219,900,000	219,900	—	—	732,900,000	732,900
Issue of shares	—	—	—	—	78,000,000	78,000	78,000,000	78,000
At 30th June 2001	513,000,000	513,000	219,900,000	219,900	78,000,000	78,000	810,900,000	810,900

On 10th January 2001, 78,000,000 A shares of Rmb 1.00 each were issued at a subscription price of Rmb 9.80 per share. These A shares were subsequently listed on the Shanghai Stock Exchange on 6th February 2001.

12 Share premium

	RMB'000
At 1st January 2001, 2000	120,333
Premium on listing of A shares net of listing expenses	660,072
At 30th June 2001	780,405

13 Reserves

	Capital reserve (Note a) RMB'000	Statutory surplus reserve (Note b) RMB'000	Group Statutory public welfare (Note b) RMB'000	Discretionary surplus reserve (Note b) RMB'000	Total RMB'000
Balance at 1st January 2000	425,603	59,540	60,762	45,289	591,194
Transfer from retained earnings	11,675	47,885	26,408	9,425	95,393
Transfer to retained earnings	—	(4,663)	(18,959)	(31,613)	(55,235)
Balance at 31st December 2000	437,278	102,762	68,211	23,101	631,352
Balance at 1st January 2001	437,278	102,762	68,211	23,101	631,352
Transfer from retained earnings	300	—	—	—	300
Transfer to retained earnings	—	(649)	(6,600)	(5,721)	(12,970)
Balance at 30th June 2001	437,578	102,113	61,611	17,380	618,682

(a) Capital reserve

The transfer in the period from retained earnings represents subsidies received from Finance Bureau as a result of the Group's subsidiary's "Advance Technology Enterprises" status.

(b) During the period, the Group had transferred certain amounts from these reserves to retained earnings as a result of changes in certain PRC accounting rules and regulations.

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

14 Retained Earnings

	Note	RMB'000
At 1st January 2000 as previously reported		33,798
Effect of adopting SSAP 9 (Revised)	1(a)	21,987
At 1st January 2000 as restated		55,785
1999 Final Dividend paid		(21,987)
Net profit for the year		135,250
Transfer to reserves		(40,158)
2000 Interim dividend paid	5	(14,658)
		114,232
Retained earnings		89,905
2000 Final dividend proposed	5	24,327
		114,232
Company and subsidiaries		118,094
Jointly controlled entities		(2,261)
Associated companies		(1,601)
At 31st December 2000		114,232
At 1st January 2001, as previously reported		89,905
Effect of adopting SSAP 9 (Revised)	1(a)	24,327
At 1st January 2001 as restated		114,232
2000 Final Dividend paid	5	(24,327)
Net profit for the period		52,063
Transfer from reserves		12,670
		154,638
Retained earnings		154,638
2001 Interim dividend proposed	5	—
		154,638
Company and subsidiaries		158,957
Jointly controlled entities		(2,927)
Associated companies		(1,392)
At 30th June 2001		154,638

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

15 Commitments

(a) Capital commitments for fixed assets

	30th June 2001 *RMB'000*	31st December 2000 *RMB'000*
Contracted but not provided for	**9,905**	52,153
Authorised but not provided for	**—**	—
	9,905	52,153

(b) Commitments under operating leases

At 30th June 2001 the Group had total future aggregate minimum lease payments as follows:

	30th June 2001 *RMB'000*	Restated 31st December 2000 *RMB'000*
Non cancellable operating lease in respect of land and buildings:		
Within one year	**6,433**	5,016
In the second to fifth year inclusive	**31,211**	16,624
After the fifth year	**10,329**	11,446
	47,973	33,086

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

16 Related party transactions

Significant related party transactions, which were carried out in the normal course of the Group's business are as follows:

	Note	6 months ended 30th June 2001 RMB'000	2000 RMB'000
Ultimate holding company			
Licence fee expense	a	**2,745**	2,309
Service fee expense	b	**681**	1,545
Staff quarters reform costs	c	**—**	2,446
Welfare facilities fee expense	d	**207**	202
Rental expense	e	**1,451**	1,325
Jointly controlled entities	f		
Sales of semi-finished goods		**556**	644
Purchase of finished goods and raw materials		**268**	—
Associated company	f		
Subcontracting charge paid		**—**	3,959
Sales of finished goods		**1,254**	923
Fellow subsidiaries	f		
Sales of finished goods and raw materials		**10,752**	16,279
Purchases of finished goods and raw materials		**6,677**	26,512

(a) Pursuant to the Trademark Licence Agreement entered into by the Company and Guangzhou Pharmaceutical Holdings Limited ("GZPHL") on 1st September 1997, GZPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GZPHL for a term of 10 years. The Company agreed to pay a licence fee for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries.

NOTES TO THE CONDENSED INTERIM ACCOUNTS (continued)
(Prepared in accordance with HK GAAP)

16 Related party transactions (continued)

(b) Pursuant to the Accommodation Services Agreement entered into by the Company and GZPHL on 1st September 1997 and supplemented by a notice dated 31st December 1997, GZPHL has agreed to continue to provide staff quarters to the employees of the Group. The Company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31st December 2007.

(c) Pursuant to the Accommodation Services Agreement, GZPHL has also agreed, upon request of the Company and in accordance with the prevailing Housing Reform Policy applicable in the Guangzhou Municipality, to sell staff quarters to the employees of the Group at a preferential price. For each such sale, the Company agreed to pay GZPHL within twelve months from completion of the sale, the staff reform cost which represents the difference between the preferential price and the cost (net of accumulated depreciation) paid by GZPHL for building or acquiring such staff quarters. There was no such expenses incurred in the period.

(d) Pursuant to the Composite Services Agreement entered into by the Company and GZPHL on 1 September 1997, GZPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GZPHL's total depreciation charges of the welfare facilities in the year ended 31 December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Services Agreement will expire on 31 December 2007.

(e) Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GZPHL on 1 September 1997, GZPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three years at a fixed annual rent and is subject to the adjustment of standard rent as prescribed from time to time by the Guangzhou Real Estate Administration Bureau, plus utilities and other outgoings which are payable based on actual consumption. The agreement was extended for one year after its expiration on the same terms.

(f) The sales and purchases transactions with jointly controlled entities, associated companies and fellow subsidiaries were at terms similar to those transactions with other third parties.

Documents available for Inspection

1. The original copy of the 2001 interim report signed by the Chairman of the Board;

2. The accounts signed by the legal representative, chief accountant and head of the accounting department;

3. The original company documents disclosed and announcements made in the "Hong Kong Economic Daily', "South China Morning Post", "Hong Kong iMail", "Shanghai Securities Daily" and "China Securities" during the period under review;

4. The extracted summary of the Company's 2001 interim report; and

5. The Company's articles of association.

Note: The documents listed above are available at the location for inspection of corporate information as listed in the Company Profile section.

The interim report is prepared in both English and Chinese. In the event of difference in interpretation, with the exception of the condensed interim accounts prepared in accordance with HKGAAP, the Chinese version is considered to be more accurate.

Guangzhou Pharmaceutical Company Limited
Cai Zhixiang
Chairman

20th August, 2001



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

Interim Report 2001

Guangzhou Bai Di Sheng Biological Pharmaceutical Company Limited

02 APR -2 AM 8:2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Guangzhou Bai Di Sheng Biological Pharmaceutical Company Limited
(a joint stock company established in the People's Republic of China with limited liability)

Establishment of Guangzhou Bai Di Sheng Biological Pharmaceutical Company Limited

It is hereby announced that 廣州拜迪生物醫藥有限公司 (Guangzhou Bai Di Sheng Biological Pharmaceutical Company Limited) was established and solely owned by Guangzhou Pharmaceutical Company Limited (the "Company") on 27 August 2001 under the investment project of the "establishment of a biological pharmaceutical research centre" as disclosed in the prospectus in connection with the issue of A shares by the Company dated 10 January 2001. Such company is a limited liability company with a registered capital of RMB20,000,000, and its scope of business includes conducting research on and development of pharmaceutical products, conducting research on and manufacture of drugs for addiction, undertaking of research projects in respect of pharmaceutical products, pharmacology, therapeutic effect and toxicology of new pharmaceutical products, the provision of consultation services of pharmaceutical technology and wholesale and retail of pharmaceutical products.

This announcement is made in accordance with paragraph 2 (2) of the Listing Agreement.

Guangzhou Pharmaceutical Company Limited

31 August 2001

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

廣州藥業股份有限公司

（於中華人民共和國成立之股份有限公司）

關於成立廣州拜迪生物醫葯有限公司的公告

根據廣州藥業股份有限公司（「本公司」）於二零零一年一月十日增發 A 股招股說明書披露的投資項目「生物醫藥研究開發中心建設項目」，本公司已於二零零一年八月二十七日獨資成立廣州拜迪生物醫藥有限公司，該公司註冊資本金二千萬元，企業類型爲有限責任公司，經營範圍包括從事藥品研究開發及戒毒藥品的研製，承接醫藥產品、新藥的藥理、藥效、毒理研究項目，醫藥技術諮詢服務，批發和零售貿易。

特此公告。

本公司根據上市協議第 2(2)段發出本公告。

廣州藥業股份有限公司

二零零一年八月三十一日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China with limited liability)

Amendment to the Announcement regarding the Establishment of Guangzhou Bai Di Biological Pharmaceutical Company Limited

The Company would like to clarify that 廣州拜迪生物醫藥有限公司 (Guangzhou Bai Di Biological Pharmaceutical Company Limited) is 82% owned by the Company but not wholly-owned by the Company as announced on 3 September 2001.

It is hereby announced that the announcement published by Guangzhou Pharmaceutical Company Limited (the "Company") on 3 September 2001 regarding the "establishment of Bai Di Biological Pharmaceutical Company Limited" shall be amended as follows:

"廣州拜迪生物醫藥有限公司(Guangzhou Bai Di Biological Pharmaceutical Company Limited) was established and solely owned by the Company on 27 August 2001" shall be amended as "廣州拜迪生物醫藥有限公司 (Guangzhou Bai Di Biological Pharmaceutical Company Limited) was established by the Company on 27 August 2001, in which 82%, 10% and 8% equity interests were held by the Company, 廣州市醫藥工業研究所" (Guangzhou Pharmaceutical Industrial Research Institute) and the management of Guangzhou Bai Di Biological Pharmaceutical Company Limited respectively."

Guangzhou Pharmaceutical
Company Limited
Board of Directors

4 September 2001

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

（於中華人民共和國成立之股份有限公司）

關於成立廣州拜迪生物醫藥有限公司
的更正公告

本公司擬作出澄清，本公司持有廣州拜迪生物醫藥有限公司的股權爲 82%，而並非如二零零一年九月三日發出的公告所述全資擁有該公司。

關於廣州藥業股份有限公司（本公司）於二零零一年九月三日刊登的《關於成立廣州拜迪生物醫藥有限公司的公告》，現特作如下更正：

「本公司已於二零零一年八月二十七日獨資成立廣州拜迪生物醫藥有限公司」更正爲「本公司已於二零零一年八月二十七日成立廣州拜迪生物醫藥有限公司，其中，本公司持股82%，廣州市醫藥工業研究所持股 10%，廣州拜迪生物醫藥有限公司管理層個人持股 8%。」

特此公告。

廣州藥業股份有限公司
董事會

二零零一年九月四日

根據上市規則，協定構成本公司的關聯交易。根據上市規則第14.25條的規定，本次購買的詳情已在本公告披露，並將於本公司下次年報及賬目中披露。根據中國有關要求，該協定(除其他事項外)須獲得獨立股東的批准。本公司臨時股東大會通告(而非通函)將會儘快寄發予獨立股東。

釋義

在本公告中，除非文義另有所指，否則下列詞語具有以下涵義：

「本次購買」	指	買方根據協定建議購買房產
「協定」	指	買賣雙方就本次購買於二零零一年九月二十七日訂立的有條件買賣協定
「本公司」	指	廣州藥業股份有限公司，一家在中國註冊成立的公司，其證券在香港聯合交易所有限公司及上海證券交易所上市
「廣藥集團」	指	廣州醫藥集團有限公司，一家在中國註冊成立的公司，並為本公司的控股股東
「獨立股東」	指	除廣藥集團及其聯繫人士(定義見上市規則)外的本公司股東
「上市規則」	指	香港聯合交易所證券上市規則
「房產」	指	整幢德康大樓
「買方」	指	廣州市醫藥公司，一家在中國成立的公司，並為本公司的全資附屬公司
「賣方」	指	廣州市醫藥物資供應公司，一家在中國成立的公司，並為廣藥集團的全資附屬公司
「中國」	指	中華人民共和國
「人民幣」	指	人民幣，中國官方貨幣
「%」	指	百分率

承董事會命
公司秘書
何舒華

中國廣州，二零零一年九月二十七日

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公告全部或任何內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited

關於關聯交易的獨立財務顧問報告

概要

本公司董事會參照今天宣布有關一項關聯交易的另一個獨立公告。根據上海證券交易所股票上市規則的規定，本公司已委托一家中國獨立財務顧問，編制下列有關關聯交易的財務報告。該報告於今天在中國刊登。根據上市協議第2(2)段的規定，中國獨立財務報告列載如下。

廣州藥業股份有限公司(「本公司」)董事會參照今天宣布有關一項關聯交易的另一個獨立公告。根據上海證券交易所股票上市規則的規定，本公司已委托國通證券有限責任公司為中國獨立財務顧問，編制下列有關關聯交易的獨立財務報告，該報告於今天在《上海證券報》及《中國證券報》刊登。根據上市協議第2(2)段的規定，中國獨立財務報告列載如下：

一、 重要提示

廣州藥業股份有限公司下屬全資企業廣州市醫藥公司擬購買廣州醫藥集團有限公司下屬全資企業廣州市醫藥物資供應公司擁有的德康大樓之行為，系同屬第一大股東廣州醫藥集團有限公司下屬控股企業之間的關聯交易。

二、 釋義

在本獨立財務顧問報告中除非上下文另有所指，下列簡稱具有如下特定涵義：

廣藥集團：	指廣州醫藥集團有限公司
廣州藥業：	指廣州藥業股份有限公司
醫藥公司：	指廣州市醫藥公司
物資供應公司：	指廣州市醫藥物資供應公司
獨立財務顧問：	指國通證券有限責任公司
雙方：	指廣州市醫藥公司、廣州市醫藥物資供應公司
本次購買(本次關聯交易、本次交易(交易))	指廣州藥業下屬全資企業醫藥公司購買廣藥集團下屬全資企業物資供應公司擁有的德康大樓。
元：	指人民幣元

三、 緒言

經廣州藥業第二屆董事會第八次會議審議通過，同意下屬全資企業醫藥公司以自有資金及用於擴展銷售網絡的募集資金購買廣藥集團下屬全資企業物資供應公司擁有的德康大樓，其董事會決議於二零零一年九月二十八日刊登於《上海證券報》及《中國證券報》。

國通證券有限責任公司接受委託，承擔本次關聯交易的獨立財務顧問，就本次關聯交易出具獨立財務顧問報告。本獨立財務顧問報告系按照《中華人民共和國公司法》、《中華人民共和國證券法》、《上海證券交易所股票上市規則》等有關法律、法規和規章的要求，在交易雙方提供有關資料基礎上製作的。本次關聯交易的雙方對所提供資料的真實性、準確性、及時性和完整性負責。獨立財務顧問的責任是按照證券行業公認的業務標準、道德規範和勤勉盡責的精神，在認真審閱相關資料和充分瞭解本次關聯交易行為的基礎上，發表獨立財務顧問意見，旨在就該項關聯交

五、 付款的時間及方式

經交易雙方協商同意，在上述交易生效條件全部滿足後十天內以現金一次性支付。

六、 本次關聯交易的目的和依據

醫藥公司收購物資供應公司德康大廈後，擬將其改造成「健民醫藥大廈」。

(一) 建立「健民醫藥大廈」的目的

建立「健民醫藥大廈」，可以擴大廣州市醫藥公司健民醫藥連鎖店經營規模，提高競爭能力提供條件，加快實施「大廣州、大廣東、大中華」發展戰略的步伐。

1、 在上九路商業步行街建立大型綜合醫藥零售商場「健民醫藥大廈」，既可擴大銷售，也可提高企業知名度。

2、 擴大廣州市醫藥公司健民醫藥連鎖店辦公、培訓場所，是適應企業快速發展的迫切需要。

(二) 建立「健民醫藥大廈」的依據

廣州市醫藥公司健民醫藥連鎖店是全國大型醫藥連鎖企業之一，截至二零零一年上半年止擁有92家醫药連鎖店，員工800多人，根據公司持續穩定發展戰略，廣州市醫藥公司健民醫藥連鎖店計劃在「十五」規劃期內，爭取早日實施直營門店161家的目標，並有步驟地選擇在重點區域或商業旺地設置標誌性大型中心店，促進「健民醫藥」零售連鎖網絡層級佈局更為合理完整。

隨著醫療衛生體制改革，醫療保險制度建立，藥品分類制度建立的逐步到位，以及人們自我醫療和保健意識的逐漸提高，藥品消費市場將會逐漸由醫院消費向零售市場消費轉移，為藥品零售市場帶來更多的商機。

德康大廈位於廣州市荔灣區的上九路商業步行街，該區人口稠密，步行街路段的荔灣廣場、名盛商城等大型購物中心，吸引了大量的客流量，已成為商家必爭之地。收購德康大廈改造為健民醫藥大廈，對廣州市醫藥公司健民醫藥連鎖店整體發展具有重要的意義。

七、 獨立財務顧問意見

(一) 合法合規性

1、 本次關聯交易雙方已於二零零一年九月二十七日簽署了《房地產買賣合同》。

2、 本次關聯交易標的德康大廈的抵押解除手續正在辦理之中，並不構成本次關聯交易的實質性障礙。

(二) 對非關聯股東權益的保護

本次資產收購是廣州藥業和廣藥集團之間的關聯交易，在本次資產收購中主要從以下幾個方面保護了非關聯股東的合法權益：

1、 本次資產收購協定是依據有關法律、法規，經醫藥公司管理層以及廣州藥業董事會審議後簽署的，整個過程遵循了公平、公正的原則，廣州藥業監事會對本次關聯交易的公平性和誠實信用原則履行了審查和監督職能；

2、 董事會進行表決時，關聯股東的董事遵守回避制度，對本次關聯交易放棄表決權，由其他非關聯董事進行表決，保護了非關聯股東的利益；

3、 本次關聯交易涉及的資產收購價格是以具有證券從業資格的廣州羊城會計師事務所有限公司對擬收購的資產進行評估的評估值為依據，通過交易雙方充分協商確定的，充分體現了公平、公正的原則，沒有侵害中小股東的合法權益；

4、 股東大會進行決議時廣藥集團將遵守回避制度，由非關聯股東對本次關聯交易的有關事項進行獨立表決，以保護非關聯股東的合法權益；

5、 本次交易按相關法律法規的規定進行了公告。

本獨立財務顧問認為廣州藥業下屬全資企業醫藥公司擬進行的本次購買資產的關聯交易未發現不符合《公司法》、《證券法》等有關法律、行政法規、部門規章等的規定的情況，並體現了公平、公正和公開的「三公」原則，維護了股東的權益，符合廣州藥業的長期戰略發展，有利於廣州藥業的長遠發展和全體股東利益的持續增值。

八、 提請投資者關注的事項

1、 本次關聯交易尚須經廣州藥業股東大會批准，與本次關聯交易有利害關係的關聯方將放棄在股東大會上對該議案的投票權；

2、 本次資產收購生效的條件，尚需及時進行資訊披露；

3、 本次關聯交易標的所涉及的房地產已經分別抵押給中國工商銀行廣州市第一支行和中國農業銀行廣州市德西支行，出讓方承諾於二零零一年十一月二十二日之前解除抵押權。

上述房地產座落的土地是劃撥土地，尚未辦理有償使用手續，出讓方承諾於二零零一年十一月二十二日之前辦妥相關的土地有償使用手續，該土地使用權出讓金由出讓方承擔。

4、 請投資者認真閱讀廣州藥業董事會關於該關聯交易的公告。

九、 備查文件

1、 廣州藥業股份有限公司第二屆第八次董事會決議；

2、 醫藥公司與物資供應公司簽訂的《房地產買賣合同》；

3、 廣州藥業股份有限公司關聯交易公告；

4、 廣州藥業股份有限公司第二屆第四次監事會決議；

5、 廣州羊城會計師事務所有限公司提供的《廣州市醫藥物資供應公司資產評估結果報告書》；

十、 查閱地點

廣州藥業股份有限公司
地址：廣州市沙面北街45號
郵編：510130
電話：(8620)81218117
傳真：(8620)81876408
聯繫人：何舒華、江士杰

國通證券有限責任公司

承董事會命
公司秘書
何舒華

中國廣州，二零零一年九月二十七日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

Independent Financial Report published in the PRC regarding Connected Transaction

SUMMARY

The directors of the Company refer to a separate announcement regarding a connected transaction announced today. According to the Rules Governing the Listing of Shares on the Shanghai Stock Exchange, the Company has appointed an independent financial adviser in the PRC to prepare the following financial report in relation to the connected transaction which was published in the PRC today. *According to paragraph 2(2) of the Listing Agreement, the independent financial report in the PRC is set out below.*

The directors of Guangzhou Pharmaceutical Company Limited (the "Company") refer to a separate announcement regarding a connected transaction announced today. According to the Rules Governing the Listing of Shares on the Shanghai Stock Exchange, the Company has appointed China Comunication Securities Co., Ltd. as an independent financial adviser in the PRC to prepare the following independent financial report in relation to the connected transaction which was published in Shanghai Securities Daily and China Securities, in the PRC today. According to paragraph 2(2) of the Listing Agreement, the independent financial report in the PRC is set out below:

I. IMPORTANT

The proposed acquisition by Guangzhou Pharmaceutical Corporation, a wholly-owned subsidiary of Guangzhou Pharmaceutical Company Limited, of Sui Kang Building which is owned by Guangzhou Pharmaceutical Goods and Supply Company, a wholly-owned subsidiary of Guangzhou Pharmaceutical Holdings Limited constitutes a connected transaction between the subsidiaries of Guangzhou Pharmaceutical Holdings Limited, the largest shareholder of Guangzhou Pharmaceutical Company Limited.

II. DEFINITIONS

In this independent financial report, unless the context otherwise requires, the following terms shall have the following meanings:

GZPHL	Guangzhou Pharmaceutical Holdings Limited
GPC	Guangzhou Pharmaceutical Company Limited
Pharmaceutical Corporation	Guangzhou Pharmaceutical Corporation
GPGSC	Guangzhou Pharmaceutical Goods and Supply Company
Independent Financial Adviser	*China Communication Securities Co., Ltd.*
the Parties	Guangzhou Pharmaceutical Corporation and Guangzhou Pharmaceutical Goods and Supply Company
Acquisition (Connected Transaction, the Transaction or Transaction)	the acquisition of Sui Kang Building owned by GPGSC, a wholly-owned subsidiary of GZPHL, by Pharmaceutical Corporation, a wholly-owned subsidiary of GPC
Rmb	Renminbi

III. INTRODUCTION

The Acquisition by Pharmaceutical Corporation, a wholly-owned subsidiary of GPC, of Sui Kang Building owned by GPGSC, a wholly-owned subsidiary of GZPHL, financed by its own capital and the part of the proceeds to be used for expanding the sales network was considered and approved by the 8th session of the 2nd board of directors' meeting of GPC. The resolution of such board of directors' meeting was published in Shanghai Securities Daily and China Securities on 28th September, 2001.

China Communication Securities Co., Ltd. has been appointed by GPC as the Independent Financial Adviser of the Connected Transaction to prepare an independent financial report in relation to the Connected Transaction. This Independent Financial Report is prepared in compliance with the requirements of the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, the Rules Governing the Listing of Shares on the Shanghai Stock Exchange and the relevant laws, regulations and rules based on the relevant information provided by the Parties to the Transaction. The Parties to the Connected Transaction accept responsibility for the truthfulness, accuracy, timing and completeness of the information so provided. The responsibility of the Independent Financial Adviser is to formulate its opinion based on the principles generally accepted in the securities industry, the moral standard in a diligent manner after due and careful review of the relevant information and full understanding of the conduct of the Connected Transaction for the purpose of providing public investors and the relevant parties with an independent, objective and fair assessment on the Connected Transaction. As the Independent Financial Adviser, we have not participated in the discussion and negotiations of the terms of the Connected Transaction. In arriving at our opinion, we have assumed that each of the Parties to the Connected Transaction has fully performed all of its obligations in accordance with the relevant terms. In addition, the Independent Financial Adviser hereby represents as follows:

A. The Independent Financial Adviser and the Parties to the Connected Transaction do not hold more than 7% equity interests in each other, and are not the top five largest shareholders of each other;

B. The Independent Financial Adviser is appointed for the sole purpose of rendering advice on the basic conditions of the Connected Transaction and whether the Connected Transaction is fair and reasonable so far as the shareholders are concerned;

C. The Independent Financial Adviser hereby reminds investors that this report does not constitute any offer for any investment in GPC. *The Independent Financial Adviser disclaims any liability for any risk arising from any investment decision made in reliance upon this report.*

D. Bases and assumptions of the Independent Financial Adviser:

1. The Parties to the Transaction comply with the principles of fidelity and honesty and the information provided to us is true, accurate, complete and on a timely basis;
2. The asset valuation report prepared for the purpose of the Connected Transaction is objective and true;
3. There will be no material changes in the laws, regulations and policies of the State in force;
4. There will be no material unforeseeable changes in the industry in which the Parties are engaging;
5. There will be no material changes in the Articles of Association and the management of GPC.

IV. *BASIC CONDITIONS AND RELATIONSHIP BETWEEN THE PARTIES TO THE CONNECTED TRANSACTION:*

A. Pharmaceutical Corporation

1. Date of incorporation: 1951
2. Registered capital: Rmb8,354,000
3. Legal representative: Feng Zansheng
4. Registered address: 97-103, Da Tong Road, Guangzhou City
5. Scope of business: Wholesale and retail of bulk pharmaceuticals, chemical preparations, medical apparatus, chemical analoids and glass apparatus.
6. Operations: the predecessor of Pharmaceutical Corporation is known as China Pharmaceutical Company situated at Guangdong Province which was established in 1951. As at the end of 2000, the total asset and the net asset of Pharmaceutical Corporation amounted to Rmb998,230,000 and Rmb208,390,000 respectively. Such company is principally engaged in the wholesale and retail of Western pharmaceutical products. Such company was accredited as National Second Grade Enterprise in 1990 and received the award of National Efficient Medical Advanced Enterprise granted by the State Pharmaceutical Administration Bureau and China Pharmaceutical Quality Supervisory Association in 1996. In 1997, such company and its subsidiary, namely Jian Min Pharmaceutical Chain Store passed the GSP certification of the State.

Jian Min Pharmaceutical Chain Store is a wholly-owned subsidiary of Pharmaceutical Corporation with registered capital of Rmb10,250,000. At present, Jian Min Pharmaceutical Chain Store, which is consisting of 49 chain stores, is the largest chain store principally engaged in the retail of Western pharmaceutical products in Guangzhou City.

B. GPGSC

1. Date of incorporation: 1984
2. Registered capital: Rmb9.18 million
3. Legal representative: Li Youyu
4. Registered address: 312 Guang Fu Zhong Road, Guangzhou City
5. Scope of business: Allocation and wholesale of steel products, building materials, nonferrous metal materials, liquified gas, gasoline, diesel, kerosene, lubricating oil, starch, sugar, imported food, edible oil, chemical materials, coal, coke, wood, tyre, wire, cable and industrial boilers. Wholesale of pharmaceutical preparations, Chinese raw medicine, Chinese patent medicine and medical apparatus.
6. Operations: GPGSC is a wholly-owned subsidiary of GZPHL and has 126 staff members. As at the end of 2000, the assets of GPGSC amounted to Rmb58,090,000 and sales revenue of Rmb106,340,000 was recorded.

C. Connected Relationship

GZPHL holds 63.26% of the shares of GPC and is the largest shareholder of GPC whereas Pharmaceutical Corporation is a wholly-owned subsidiary of GPC. GZPHL holds the entire equity interest of GPGSC. Pharmaceutical Corporation and GPGSC are subsidiaries of GZPHL under its control or indirect control and the Parties have connected relationships. According to the relevant provisions, the Transaction constitutes a connected transaction.

V. DETAILS OF THE CONNECTED TRANSACTION

A. Source of Finance of the Connected Transaction

In January 2001, GPC issued new shares and raised Rmb737,990,000. As detailed in the Prospectus in relation to the issue of new shares of GPC, it is planned that Rmb148,800,000 will be used for expanding sales network. It is proposed that the Acquisition will be financed as to Rmb29,239,480 out of the proceeds and Rmb10,000,000 from its own capital. On 27th September, 2001, the resolution relating to financing the Connected Transaction by Pharmaceutical Corporation out of part of the proceeds and its own capital was considered and approved by the 8th session of the 2nd board of directors' meeting of GPC. The announcement of the resolution was published in Shanghai Securities Daily and China Securities on 28th September, 2001.

B. Details of the Connected Transaction

1. Agreement of the Transaction

Pharmaceutical Corporation and GPGSC entered into the Agreement for Sale and Purchase of Property on 27th September, 2001. Pharmaceutical Corporation is the purchaser whereas GPGSC is the vendor to the Connected Transaction.

2. Subject of the Transaction

Sui Kang Building is owned by GPGSC and is located at 82 Shang Jiu Road, Li Wan District, Guangzhou City as evidenced by Guangzhou Property Title Certificate Sui Fang Di Chan Zheng Zi No. 0516705. The estimated area of the building is 5,093.158 sq.m..

3. *Transaction Price*

The asset for the Connected Transaction was valued by Guangzhou Yangcheng Certified Public Accountants Co., Ltd. which issued "Asset Valuation Report on Guangzhou Pharmaceutical Goods and Supply Company" [(2001) Yang Ping Zi No. 843]. It was verified by Guangzhou Municipal State Assets Administration Bureau which issued "Confirmation on the Compliance of Asset Valuation Report" "Sui Guo Zi Yi Ping (2001) No. 92". The said asset was valued at Rmb39,239,480.00 on the date of the basis as at 31st July, 2001.

The Parties to the Transaction have agreed that the above valuation of Rmb39,239,480.00 is deemed to be the transaction price of the sale and purchase of the asset.

4. Effectiveness of the Transaction

The Connected Transaction is conditional upon:

(1) the consideration and passing at a general meeting;
(2) the confirmation of the valuation by the relevant authorities concerned;
(3) the signing of "Agreement for Assignment of Land Use Right" between GPGSC and Guangzhou Municipal Land and Real Estate Administration Bureau and the settlement of the land use right premium by GPGSC to Guangzhou Municipal People's Government; and
(4) the obtaining of the written approval from the authorities concerned in respect of the assignment of the property and the land use right to Pharmaceutical Corporation; and
(5) the mortgage of the Property has been released.

5. Time and Way for the Payment of the Transaction Amount

The Parties to the transaction have negotiated and agreed that the amount will be paid in cash and one-off within 10 days upon the above conditions of the transaction are fully satisfied.

VI. OBJECTIVES AND GROUNDS FOR THE CONNECTED TRANSACTION

After the acquisition of Sui Kang Building from GPGSC by Pharmaceutical Corporation, it is intended that the building will be renamed as "Jian Min Pharmaceutical Building".

A. The Objective of the Establishment of "Jian Min Pharmaceutical Building"

By the establishment of "Jian Min Pharmaceutical Building", it is aimed at expanding the operational scale of Jian Min chain stores of Pharmaceutical Corporation, providing conditions for increase of competitiveness and speeding up the implementation of the strategy of the development of "Great Guangdong, Great Guangzhou and Great China".

1. The establishment of "Jian Min Pharmaceutical Building" to be a large-scale intergrated pharmaceutical retail shopping arcade at Shang Ye Bu Xing Street, Shang Jiu Road not only helps expand sales but also increase corporate popularity.
2. The expansion of the office and training areas of Jian Min Pharmaceutical Chain Store of Pharmaceutical Corporation satisfies the pressing requirement for the rapid development of the Company.

B. Grounds for the Establishment of "Jian Min Pharmaceutical Building"

Jian Min Pharmaceutical Chain Store of the Pharmaceutical Corporation is one of the largest pharmaceutical chain busin[illegible] in the PRC. As at the first half of 2001, there are 92 pharmaceutical chain stores and more than 800 staff. With regard [illegible] continuous steady development plan of the Company, the Jian Min Pharmaceutical Chain Store planned to strive to rea[illegible] target of the set-up of 161 direct sales outlets as soon as possible during the period of Tenth Five-year Plan and to systemat[illegible] establish flagship stores in selected focused districts or busy commercial areas so as to make the structure of Jia[illegible] Pharmaceutical Chain Store network more reasonable and complete.

Following the medical and health system reform, the establishment of medical insurance system, the gradual set-up of drug classification system and the gradual increasing concern with medicine and health of the people themselves, the drug consumption market will gradually shift from hospital consumption to retail market consumption. It will bring more business opportunities to drug retail market.

Sui Kang Building is located at Shang Ye Bu Xing Street, Shang Jiu Road in Li Wan District, Guangzhou City. The district is densely populated. Large shopping centres including Li Wan Plaza (荔灣廣場) and Ming Hui Commercial Town (名匯商城) in the section of Bu Xing Street have attracted streams of passengers and the district has been targeted by businessmen. The acquisition of Sui Kang Building to be Jian Min Pharmaceutical Building is important to the overall development of the Jian Min Pharmaceutical Chain Store of Pharmaceutical Corporation.

VII. *ADVICE FROM INDEPENDENT FINANCIAL ADVISER*

A. Legitimacy

1. The Parties to the Connected Transaction entered into the Agreement for Sale and Purchase of Property on 27th September, 2001.
2. The procedures for the release of the mortgage of Sui Kang Building, the subject of the Connected Transaction, have been in process. It does not constitute an obstacle to the Connected Transaction.

B. Protection for the Interests of Unrelated Shareholders

The Acquisition of the asset is a connected transaction between GPC and GZPHL. In the Acquisition of the asset, the lawful interests of unrelated shareholders were principally protected to the following effects:

1. The Asset Acquisition Agreement was entered into after the management of the Pharmaceutical Corporation and the *board of directors of GPC had considered it in accordance with the relevant laws and regulations.* The whole process was in compliance of the arm's length principle. The supervisory committee of GPC performed their monitoring and supervisory functions on the principles of fairness and faithfulness of the Connected Transaction.
2. Directors who are related shareholders abstained from the voting and gave up their voting rights while other directors who are unrelated shareholders performed their voting in respect of the Connected Transaction at the board meeting. The interests of unrelated shareholders were thereby protected;
3. The consideration for the asset to be acquired being involved in the Connected Transaction was made in accordance with the valuation of the asset to be acquired by Guangzhou Yangcheng Certified Public Accountants Co., Ltd. with the certified qualification of securities and was determined after sufficient negotiation by the Parties to the transaction. It fulfilled the arm's length principle and was not detrimental to the lawful interests of medium and small shareholders;
4. *GZPHL will abstain from the voting and the unrelated shareholders will* make independent voting in respect of the relevant matters of the Connected Transaction at the general meeting so as to protect the lawful interests of the unrelated shareholders;
5. An announcement in relation to the Transaction was published in accordance with the relevant laws and regulations.

The Independent Financial Adviser is of the opinion that it was not discovered that the Connected Transaction in relation to the Acquisition of the asset to be undertaken by Pharmaceutical Corporation, a wholly owned subsidiary of GPC, was not in compliance with the relevant laws, administrative regulations and departmental rules including Company Law and Securities Law. The Transaction fulfilled the three principles of fairness, impartiality and openness and protected the interests of shareholders. It was also in line with the long-term strategic development of GPC and was favourable for the long-term development of the GPC and the continuous added value of the interests of the shareholders as a whole.

VIII. MATTERS TO BE NOTED BY INVESTORS

1. The Connected Transaction is subject to the approval at a general meeting of GPC. The related interested parties for the Connected Transaction will abstain from the voting in respect of the resolution at the general meeting;
2. The information of the conditions for the effectiveness of the asset acquisition will be further disclosed in due course;
3. The subject of the Connected Transaction involving the Property was pledged with the first sub-branch, Guangzhou City of Industrial and Commercial Bank of China and Suixi sub-branch, Guangzhou City of Agricultural Bank of China as security respectively. The assigner has undertaken that the mortgage will be released by 22nd November, 2001.

   The land on which the above-mentioned Property is located is a portion of allocated land. The procedures for payment for use have not yet been completed. The assigner has undertaken that the relevant procedures for land use will be completed by 22nd November, 2001. The land use right premium is borne by the assigner.
4. Investors should read the announcement in relation to the Connected Transaction issued by the board of directors of GPC carefully.

IX DOCUMENTS AVAILABLE FOR INSPECTION

1. The resolutions at the 8th session of 2nd board of directors' meeting of Guangzhou Pharmaceutical Company Limited;
2. the "Agreement for Sale and Purchase of Property" entered into between Pharmaceutical Corporation and GPGSC;
3. Connected Transaction announcement by Guangzhou Pharmaceutical Company Limited;
4. the resolutions at the 4th session of 2nd supervisory committee meeting of Guangzhou Pharmaceutical Company Limited; and
5. "Asset Valuation Report on Guangzhou Pharmaceutical Goods and Supply Company" provided by Guangzhou Yangcheng Certified Public Accountants Co., Ltd..

X. PLACE WHERE DOCUMENTS ARE AVAILABLE FOR INSPECTION

Guangzhou Pharmaceutical Company Limited

Address	:	45 Sha Mian North Street, Guangzhou City
Postal Code	:	510130
Tel	:	(8620) 81218117
Fax	:	(8620) 81876408
Contact persons	:	He Shuhua, Jiang Shijie

China Communication Securities Co., Ltd.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 27th September, 2001

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公告全部或任何內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
（於中華人民共和國成立之股份有限公司）

關聯交易
購買房產

概要

於二零零一年九月二十七日，為廣藥集團全資附屬公司的賣方與為本公司全資附屬公司的買方就本次購買訂立了協定。根據協定，賣方及買方有條件地同意以人民幣39,239,480元的現金代價出售及購買該房產。

根據上市規則，本次購買構成本公司的關聯交易。根據上市規則第14.25條的規定，本次購買的詳情已在本公告披露，並將於本公司下次年報及賬目中披露。根據中國有關要求，該協定(除其他事項外)須獲得獨立股東的批准，方可作實。

根據上海證券交易所股票上市規則的規定，本公司已委任國通證券有限公司為中國獨立財務顧問，編製須在中國《上海證券報》及《中國證券報》刊登的獨立財務顧問報告。根據上市規則第2(2)段的規定，國通證券有限公司擬備的報告於今天載於另一份獨立公告內。

本公司臨時股東大會通告(而非通函)將會儘快寄發予獨立股東。

協定

日期：二零零一年九月二十七日

訂約方

賣方：廣州市醫藥物資供應公司，為廣藥集團的全資附屬公司

買方：廣州市醫藥公司，為本公司的全資附屬公司

廣藥集團為本公司的控股股東，於本公告日期持有本公司約63.26%的控股權。

本次購買

根據協定，賣方同意出售而買方同意購買該房產。

房產

該幢座落於中國廣東省廣州市上九路82號的健康大樓，該房產共有九層，總樓面面積共約5,093.158平方米。

代價

根據該協定，本次購買的代價為人民幣39,239,480元，將於達成條件後10天內以現金繳付。

代價是以獨立估值師廣州羊城會計師事務所及漢華評值有限公司於二零零一年七月三十一日就該房產作出的估值分別人民幣39,239,480元及人民幣41,300,000元兩者中的較低者釐定。此外，代價相等於漢華評值有限公司就該房產在二零零一年七月三十一日作出的獨立估值人民幣41,300,000元4.99%的折扣。董事認為協定的條款是經公平協商後達成，對本公司股東而言乃屬公平合理。

買方將根據協定支付的代價將由本集團內部資源融資。

條件

協定須在下列條件達成後，方可作實：

(i) 協定及本次購買於本公司臨時股東大會中獲得獨立股東批准；

(ii) 就該房產作出的獨立評估獲有關當地政府機關確認(如需要)；

(iii) 賣方與廣州市國土局簽署《土地使用權出讓合同》，並向廣州市人民政府補交土地使用權出讓金；

(iv) 取得有關當地政府機關對賣方將土地使用權轉讓給買方的書面批准；及

(v) 該房產的抵押已獲解除。

完成協定後，該房產將轉讓予買方，不附帶任何負擔或抵押。

完成

完成將於所有條件達成後十日內進行，現時預期條件將於二零零一年十一月二十二日或之前達成。

本次購買的理由

本集團主要從事(i)中成藥的製造與銷售；(ii)西藥、中藥和醫療器械的批發、零售和進出口業務。

目前，本集團的醫藥零售網點總共有219家，包括主營中成藥的「采芝林」藥業連鎖店127家及主營西藥的「健民」醫藥連鎖店92家。買方計劃將「健民」醫藥連鎖店的數目增至161家，並選擇在商業旺地設置大型醫藥中心店，從而建立龐大的「健民」醫藥連鎖網絡。該房產位於人口稠密的地區，鄰近若干大型購物中心。本公司擬將該房屋改稱為健民醫藥大廈，零售藥物及各種醫藥器械。本公司也擬將部份該房屋用作本集團的貿易業務。董事認為本次購買及該房屋的預計用途將有助發展和加強本集團的銷售網絡，而建議更改該房屋名稱也有助促進本集團的業務。董事相信本集團的貿易業務將會受惠。因此本次購買符合本公司及本公司股東的整體利益。

中國獨立財務顧問報告

易行為作出獨立、客觀和公正的評價，以供廣大投資者及有關各方參考。但我們作為獨立財務顧問，並未參與本次關聯交易相關條款的磋商與談判，對此提出的意見是在假設本次關聯交易的雙方當事人均按照相關協定條款全面履行其所有職責的基礎上提出的。同時，本獨立財務顧問特作如下聲明：

（一） 本獨立財務顧問與關聯交易雙方既沒有互相持股7%以上的情況，也非互為前五名股東；

（二） 本獨立財務顧問僅就本次關聯交易的基本情況及其對於全體股東是否公平合理發表意見；

（三） 本獨立財務顧問提醒投資者注意，本報告不構成對廣州藥業的任何投資建議，投資者根據本報告所作出的任何投資決策可能產生的風險，本獨立財務顧問不承擔任何責任。

（四） 本獨立財務顧問的假設前提：

1、 交易雙方誠實信用，提供的資料具備真實性、準確性、完整性和及時性；

2、 本次交易有關的資產評估報告客觀、真實；

3、 國家現行法律、法規及政策無重大變化；

4、 本次交易雙方所處行業無重大不可預見的變化；

5、 廣州藥業公司章程及基本管理制度和管理層無重大變化。

四、 本次關聯交易的相關雙方的基本情況及其關係：

（一） 廣州市醫藥公司

1、 成立時間：一九五一年

2、 註冊資金：8,354,000元

3、 法定代表人：馮贊勝

4、 住所：廣州市大同路97-103號

5、 經營範圍主營：批發、零售：化學原料藥、化學藥製劑、醫療器械、化學試劑、玻璃儀器。

6、 經營情況：醫藥公司前身為成立於一九五一年的中國醫藥公司廣東省公司，截止二零零零年底，該公司總資產為99,823萬元，淨資產為20,839萬元。該公司主要從事西藥的批發及零售，一九九零年被評為國家二級企業，一九九六年被國家醫藥管理局及中國醫藥質量監督協會授予「全國醫藥行業質量效益型先進企業」稱號，一九九七年該公司及下屬健民醫藥連鎖店通過了國家GSP認證。

健民醫藥連鎖店是醫藥公司下屬全資企業，註冊資本為1,025萬元，是目前廣州市最大的主營西藥零售的連鎖店，包括49家連鎖分店。

（二） 廣州市醫藥物資供應公司

1、 成立時間：一九八四年

2、 註冊資金：918萬元

3、 法定代表人：李佑瑜

4、 住所：廣州市光復中路312號

5、 經營範圍主營：調撥、批發：鋼材、建築材料、有色金屬材料、液化氣、汽油、柴油、煤油、潤滑油、澱粉、糖、外糧食、食油、化工原料、煤炭、焦炭、木材、輪胎、電線、電纜、工業鍋爐。批發醫藥原料、醫藥製劑、中藥材、中成藥、醫療器材。

6、 經營情況：廣州市醫藥物資供應公司係廣藥集團之全資下屬企業，現有員工126人。截至二零零零年末，物資公司資產總計5,809萬元，實現銷售收入10,634萬元。

（三） 關聯關係

廣藥集團持有廣州藥業63.26%的股份，是廣州藥業的第一大股東，醫藥公司為廣州藥業全資企業；廣藥集團擁有物資公司100%的權益。醫藥公司與物資公司同屬於廣藥集團的控制或間接控制的公司，雙方存在關聯關係。根據有關規定，本次交易構成關聯交易。

五、 本次關聯交易的主要內容

（一） 本次關聯交易的資金來源

二零零一年一月廣州藥業增發新股成功，募集資金73,799萬元。廣州藥業增發《招股意向書》中計劃以募集資金14,880萬元用於銷售網絡擴張項目。本次購買計劃以募集資金投入29,239,480元；另外以自有資金投入10,000,000元。二零零一年九月二十七日廣州藥業第二屆董事會第八次會議通過了同意醫藥公司以部分募集資金及自有資金完成本次關聯交易的決議，該決議公告刊登於二零零一年九月二十八日《上海證券報》及《中國證券報》。

（二） 本次關聯交易的主要內容

1、 交易協定

醫藥公司和物資公司二零零一年九月二十七日簽署了《房地產買賣合同》。本次關聯交易的資產購買方是醫藥公司，資產轉讓方是物資公司。

2、 交易標的

物資公司擁有《廣州市房地產證》穗房地產證字第0516705號的座落於廣州市荔灣區上九路82號的健康大樓，該大樓評估面積為5,093.158平方米。

3、 交易價格

本次關聯交易的資產經廣州羊城會計師事務所有限公司評估，出具《廣州市醫藥物資供應公司資產評估結果報告書》「(2001)羊評字第843號」，並已經廣州市國有資產管理局出具的《資產估價報告合規性審核意見》「穗國資一評(2001)92號」審核確認。上述資產以二零零一年七月三十一日為基準日，價值為39,239,480.00元。

交易雙方約定按照上述評估值39,239,480.00元作為本次資產買賣的交易價格。

4、 交易生效

本次關聯交易生效需滿足的條件：

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司
GPC Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

CONNECTED TRANSACTION ACQUISITION OF A PROPERTY

SUMMARY

On 27th September, 2001, the Agreement was entered into between the Vendor, a wholly-owned subsidiary of GZPHL, and the Purchaser, a wholly-owned subsidiary of the Company, in respect of the Acquisition. Under the Agreement, the Vendor has conditionally agreed to sell and the Purchaser has conditionally agreed to acquire the Property at a cash consideration of RMB39,239,480.

The Acquisition constitutes a connected transaction for the Company under the Listing Rules. Pursuant to rule 14.25 of the Listing Rules, details of the Acquisition are disclosed in this announcement and will be included in the next annual report and accounts of the Company. Pursuant to the relevant requirement in the PRC, the Agreement is conditional upon, among other things, approval by the Independent Shareholders.

According to the Rules Governing the Listing of Shares on the Shanghai Stock Exchange, China Communication Securities Co., Ltd. has been appointed by the Company as the independent financial adviser in the PRC to prepare an independent financial report in relation to the Agreement which is required to be published in the newspaper in the PRC, namely Shanghai Securities Daily and China Securities. According to paragraph 2(2) of the Listing Agreement, the report from China Communication Securities Co., Ltd. is set out in a separate announcement today.

A notice of the extraordinary general meeting of the Company (but no circular) will be sent to the Independent Shareholders as soon as practicable.

THE AGREEMENT

Date

27th September, 2001

Parties

Vendor: 廣州市醫藥物資供應公司(Guangzhou Pharmaceutical Goods and Supply Company), a wholly-owned subsidiary of GZPHL

Purchaser: 廣州市醫藥公司 (Guangzhou Pharmaceutical Corporation), a wholly-owned subsidiary of the Company

GZPHL is the controlling shareholder of the Company and holds about 63.26% shareholding interest in the Company as at the date of this announcement.

The Acquisition

Under the Agreement, the Vendor has agreed to sell and the Purchaser has agreed to acquire the Property.

Property

The whole block of 穗康大樓 (Sui Kang Building) situated at 82 Shang Jiu Road, Liwan District, Guangzhou City, Guangdong Province, the PRC. The Property has nine floors with a total gross floor area of about 5,093.158 square meters.

Consideration

Under the Agreement, the consideration for the Acquisition is RMB39,239,480, which will be settled in cash within 10 days upon the conditions are satisfied.

The consideration was based on the lower of the independent valuations by Guangzhou Yangcheng Certified Public Accountants and Greater China Appraisal Limited of the Property of RMB 39,239,480 and R[illegible]000 respectively as at 31st July, 2001. The consideration also represents a discount of about 4.99% to the independent valuation by Greater China Appraisal Limited of the Property of RMB 41,300,000 as at 31st July, 2001. The D[illegible]sider that the terms of the Agreement which were arrived at after arm's length negotiation are fair and reasonable and are in the interests of the Company.

The consideration to be paid by the Purchaser under the Agreement will be financed by internal resources of the Group.

Conditions

The Agreement is subject to fulfillment of the following Conditions:

(i) the approval by the Independent Shareholders of the Agreement and the Acquisition at an extraordinary general meeting of the Company;

(ii) the confirmation by the relevant local government authorities of the independent valuation of the Property if necessary;

(iii) the signing of《土地使用權出讓合同》(Agreement for Assignment of Land Lease Rights) between the Vendor and 廣州市國土局 (Guangzhou Municipal Land and Real Estate Administration Bureau) and the settlement of the land use right premium by the Vendor to 廣州市人民政府 (The Guangzhou Municipal People's Government);

(iv) the written approval from the relevant local government authorities regarding the assignment of land use right from the Vendor to the Purchaser; and

(v) the mortgage of the Property has been released.

Upon completion of the Agreement, the Property will be transferred to the Purchaser free from any encumbrances or mortgages.

Completion

Completion will take place within 10 days after full fulfillment of the Conditions. It is currently expected that the Conditions will be fulfilled by 22nd November, 2001.

REASONS FOR THE ACQUISITION

The Group is principally engaged in (i) the manufacture and sale of Chinese patent medicine and (ii) the wholesale, retail, import and export of Western and Chinese pharmaceutical products and various medical apparatus.

At present, the Group's retail network has 219 chain stores, including 127 Cai Zhi Lin chain stores (「采芝林」藥業連鎖店), which mainly deal with Chinese patent medicine, and 92 Jian Min Pharmaceutical chain stores (「健民」醫藥連鎖店), which deal with Western pharmaceutical products retailing. The Purchaser plans to increase the number of Jian Min Pharmaceutical chain stores to 161 and select prime commercial location to set up a pharmaceutical centre so as to establish an extensive network of Jian Min Pharmaceutical chain stores. The Property is located at a densely populated area and close to certain large shopping centers. The Company intends to rename the Property to 健民醫藥大廈 (Jian Min Pharmaceutical Building) where stores will be set up for retail medicine, pharmaceutical products and various medical apparatuses. The Company also intends to utilize part of the Property for the Group's trading business. The Directors are of the view that that the Acquisition and the intended use of the Property will help to develop and strengthen the Group's sales network, and the proposed rename of the Property will help to promote the Group's business. The Directors believe that the Group's trading/business will be benefited therefrom, therefore the Acquisition is in the interest of the Company and the shareholders of the Company as a whole.

THE REPORT FROM THE INDEPENDENT FINANCIAL ADVISER IN THE PRC

According to the Rules Governing the Listing of Shares on the Shanghai Stock Exchange, China Communication Securities Co., Ltd. has been appointed by the Company as the independent financial adviser in the PRC to prepare an independent financial report in relation to the Agreement which is required to be published in the newspaper in the PRC, namely Shanghai Securities Daily and China Securities. According to paragraph 2(2) of the Listing Agreement, the report from China Communication Securities Co., Ltd. is set out in a separate announcement today.

CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The register of members of H shares of the Company will be closed from 12th October, 2001 to 12th November, 2001, both dates inclusive, for ascertaining the holders of the Company's H shares who are entitled to attend the extraordinary general meeting of the Company for the approval of the Agreement.

GENERAL

The Agreement constitutes a connected transaction for the Company under the Listing Rules. Pursuant to rule 14.25 of the Listing Rules, details of the Acquisition are disclosed in this announcement and will be included in the next annual report and accounts of the Company. Pursuant to the relevant requirement in the PRC, the Agreement is conditional upon, among other things, approval by the Independent Shareholders. A notice of the extraordinary general meeting of the Company (but no circular) will be sent to the Independent Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	the proposed acquisition of the Property by the Purchaser under the Agreement
"Agreement"	the conditional sale and purchase agreement dated 27th September, 2001 between the Purchaser and the Vendor in respect of the Acquisition
"Company"	廣州藥業股份有限公司 (Guangzhou Pharmaceutical Company Limited), a company incorporated in the PRC the securities of which are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange
"GZPHL"	廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited), a company incorporated in the PRC and the controlling shareholder of the Company
"Independent Shareholders"	the shareholders of the Company other than GZPHL and its associates (as ascribed in the Listing Rules)
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Property"	the whole block of 穗康大樓 (Sui Kang Building)
"Purchaser"	廣州市醫藥公司 (Guangzhou Pharmaceutical Corporation), a company established in the PRC and a wholly-owned subsidiary of the Company
"Vendor"	廣州市醫藥物資供應公司 (Guangzhou Pharmaceutical Goods and Supply Company), a company established in the PRC and a wholly-owned subsidiary of GZPHL
"PRC"	the People's Republic of China
"RMB"	Renminbi, the official currency of the PRC
"%"	per cent.

By order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 27th September, 2001

02 APR -2 AM 8:2

Hong Kong iMail
Wednesday, October 24, 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(a joint stock company established in the People's Republic of China with limited liability)

Announcement relating to establishment of Guangzhou Pharmaceutical Company (U.K.) Limited

The Company would like to announce that on 19th October, 2001, the Company and Opalmind International Holdings Limited, an independent third party not connected with a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them, entered into an agreement in respect to the joint establishment of Guangzhou Pharmaceutical Company (U.K.) Limited.

Upon consideration and passed at the 9th session of the second Board of Directors' meeting of Guangzhou Pharmaceutical Company Limited (the "Company"), the Company entered into an agreement with Opalmind International Holdings Limited, an independent third party not connected with a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them, in Britain on 19th October, 2001, pursuant to which the parties agreed to jointly establish Guangzhou Pharmaceutical Company (U.K.) Limited in London, Britain. The registered capital of Guangzhou Pharmaceutical Company (U.K.) Limited intended to be established by the parties will be amounted to £1,500,000, and the type of enterprise of which is a limited company. The Company intends to contribute to such company in the form of granting exclusive rights to use the trade names of "GPC" and "Cai Zhi Lin" in Britain and the European Communities, which will represent 20% of the issued capital of Guangzhou Pharmaceutical Company (U.K.) Limited whereas Opalmind International Holdings Limited intends to contribute to such company in the form of cash, which will represent 80% of the issued capital of Guangzhou Pharmaceutical Company (U.K.) Limited. The scope of business of Guangzhou Pharmaceutical Company (U.K.) Limited mainly includes the sale of Chinese medicine, natural health care products, nutrient preparations and the establishment of chain stores.

This announcement is made in accordance with paragraph 2(2) of the Listing Agreement.

Guangzhou Pharmaceutical Company Limited

23rd October, 2001

香港聯合交易所有限公司對本公告內容概不負責，對其準確性或完整性亦不會發表任何聲明，並明確表示概不會就本公告全部或任何內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

關於成立廣州藥業(英國)有限公司的公告

本公司謹此宣佈，於二零零一年十月十九日，本公司與Opalmind International Holdings Limited(一位與本公司或其任何附屬公司之任何董事、行政總裁或主要股東或其等各自的任何聯繫人士概無關連的獨立第三方)就共同設立廣州藥業(英國)有限公司簽署合同。

經廣州藥業股份有限公司(「本公司」)第二屆第九次董事會會議審議通過，廣州藥業於二零零一年十月十九日與Opalmind International Holdings Limited(一位與本公司或其任何附屬公司之任何董事、行政總裁或主要股東或其等各自的任何聯繫人士概無關連的獨立第三方)簽署合同，雙方同意以合作形式在英國倫敦設立廣州藥業(英國)有限公司。擬成立的廣州藥業(英國)有限公司註冊資本為150萬英鎊，企業類型為有限公司，其中，本公司以授出「廣州藥業」和「采芝林」的品牌在英國及歐共體國家的獨家使用權之形式出資，將佔廣州藥業(英國)有限公司已發行總股本的20%；Opalmind International Holdings Limited以現金出資，將佔廣州藥業(英國)有限公司已發行總股本的80%。廣州藥業(英國)有限公司經營範圍主要包括中醫藥及天然保健品、營養補充劑的銷售及開設連鎖店。

本公告乃根據上市協議第2(2)段而發出。

特此公告。

廣州藥業股份有限公司

二零零一年十月二十三日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

02 APR -2 AM 8:2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

Resolution passed at the first extraordinary general meeting of 2001

The Company would like to announce that the resolution regarding the connected transaction in respect of the acquisition by Guangzhou Pharmaceutical Corporation, a wholly-owned subsidiary of the Company, of Sui Kang Building which is owned by Guangzhou Pharmaceutical Goods and Supply Company, a wholly-owned subsidiary of GZPHL was approved at the first extraordinary general meeting of 2001.

Guangzhou Pharmaceutical Company Limited (the "Company") held its first extraordinary general meeting ("EGM") of 2001 at 10:00 a.m. on 12th November, 2001 at the Conference Room, 2nd Floor, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the People's Republic of China. There were 6 shareholders and proxies attended the meeting, representing a total of 513,414,000 shares, or 63.31% of the total number of shares of the Company, (of which 513,000,000 shares were State-owned shares, representing 63.26% of the total number shares of the Company; 414,000 shares were H shares, representing 0.05% of the total number of shares of the Company; A share was nil, representing 0% of the total number of shares of the Company). The meeting was held in compliance with the Company Law of the People's Republic of China and the provisions of the Company's Articles of Association with respect to the holding of an EGM.

Upon discussion and consideration, the resolution was passed by poll ballot as follows:

The connected transaction in respect of the acquisition by Guangzhou Pharmaceutical Corporation, a wholly-owned subsidiary of the Company, of Sui Kang Building which is owned by Guangzhou Pharmaceutical Goods and Supply Company, a wholly-owned subsidiary of Guangzhou Pharmaceutical Holdings Limited ("GZPHL") was approved. The subject of the connected transaction is Sui Kang Building, which is owned by Guangzhou Pharmaceutical Goods and Supply Company and is located at 82 Shang Jiu Road, Li Wan District, Guangzhou City. The parties to the transaction had agreed that the valuation of Rmb39,239,480.00 is deemed to be the transaction price of the sale and purchase of the asset.

Since the transaction was entered into between the Company and a corporation owned and controlled by GZPHL, the largest shareholder of the Company, the connected shareholders had been abstained from voting at the EGM in respect of the resolution relating to the connected transaction, and such resolution was voted by those unconnected shareholders. Accordingly, there was a total of 414,000 shares carrying voting right at the EGM.

Affirmative votes of the resolution: 404,000 shares, representing 97.58% of the total number of shares carrying voting right; objected votes: 10,000 shares, representing 2.42% of the total number of shares carrying voting right; abstained vote: nil, representing 0% of the total number of shares carrying voting right.

The EGM was witnessed by a lawyer from Z&T Law Firm which issued its legal opinion that the convening of the EGM, the eligibility of attendants of the EGM and the voting procedures complied with the relevant laws and regulations, standardization documents and the Articles of Association. The resolutions at the EGM are lawful and valid.

This announcement is made in accordance with paragraph 2(2) of the Listing Agreement.

Board of Directors
Guangzhou Pharmaceutical Company Limited

12th November, 2001

12-11-20
(A37

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

二零零一年第一次臨時股東大會決議公告

本公司謹此宣佈，本公司下屬全資企業廣州市醫藥公司購買廣藥集團下屬全資企業廣州市醫藥物資供應公司擁有的穗康大樓的關聯交易的決議案，於二零零一年第一次臨時股東大會上獲得批准。

廣州藥業股份有限公司(「本公司」)二零零一年第一次臨時股東大會(「股東大會」)於二零零一年十一月十二日上午十時在中華人民共和國廣東省廣州市沙面北街45號二樓會議室舉行，與會股東及股東授權代表6人，代表股份總數共513,414,000股，佔本公司股份總數的63.31%，(其中國家股513,000,000股，佔公司股份總數63.26%；H股414,000股，佔公司股份總數0.05%；A股0股，佔公司股份總數0%)，符合《中華人民共和國公司法》及本公司章程對召開股東大會的規定。

會議經過討論審議，以記名投票表決的方式通過如下議案：

批准本公司下屬全資企業廣州市醫藥公司購買廣州醫藥集團有限公司(以下簡稱「廣藥集團」)下屬全資企業廣州市醫藥物資供應公司擁有的穗康大樓的關聯交易。該關聯交易標的為廣州市醫藥物資供應公司擁有的座落於廣州市荔灣區上九路82號的穗康大樓，交易雙方約定按照評估值39,239,480.00元人民幣作為本次資產買賣的交易價格。

由於該交易系本公司與本公司第一大股東廣藥集團下屬控股企業之間的關聯交易，故股東大會就該項議案進行表決時，關聯股東遵守回避制度，對本次關聯交易放棄表決權，由其他非關聯股東進行表決。因此，本次臨時股東大會有表決權的股份總數為414,000股。

該議案同意票404,000股，佔表決股份總數的97.58%；反對票10,000股，佔2.42%；棄權票0股，佔0%。

本次股東大會由廣東正平天成律師事務所委派律師見證，並出具了法律意見書，認為本公司本次臨時股東大會的召集、出席會議人員的資格和表決程序符合有關法律法規、規範性文件及《公司章程》的規定，本次會議的決議合法有效。

本公告乃根據上市協議第2(2)段而發出。

特此公告。

廣州藥業股份有限公司
董事會

2001年11月12日

02 APR -2 AM 8:4

NOTI

Selling, Buying, Renting or Leasing

See iProperty, published in Hong Kong iMail every Saturday

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

ANNOUNCEMENT

The Company would like to announce that GZPHL has reached an agreement and letter of intent that GZPHL intends to use 122,630,000 State-owned shares of the Company for the Reorganisation of liabilities owing by GBPC.

It is hereby announced that Guangzhou Pharmaceutical Company Limited (the "Company") was advised by Guangzhou Pharmaceutical Holdings Limited ("GZPHL"), controlling shareholder of the Company, of its intention to use 122,630,000 State-owned shares of the Company (the "Shares"), representing 15.12% of the total share capital of the Company, held by it for the reorganisation of liabilities (the "Reorganisation") owing by 廣州白雲山股份製藥有限公司 (Guangzhou Baiyunshan Pharmaceutical Company Limited) ("GBPC"). GZPHL currently holds 29.09% of GBPC. At present, GZPHL has reached an agreement and letter of intent with 19 creditors of GBPC (including assets management companies, commercial banks, rural credit unions, etc.) in respect of the Reorganization. Such agreement and letter of intent were approved by the Board of Directors of GZPHL on 20th November, 2001. The gradual implementation of the Reorganisation regarding the liabilities owing by GBPC upon approval by the Ministry of Finance of the State may result in the Shares being subject to pledge or assignment. Further announcement will be made by the Company with respect to the development of the matter on a timely basis.

This announcement is made in accordance with paragraph 2(2) of the Listing Agreement.

Guangzhou Pharmaceutical Company Limited
Board of Directors

26th November, 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

廣州藥業股份有限公司

（於中華人民共和國成立之股份有限公司）

公告

本公司謹此宣佈，廣藥集團就廣藥集團計劃以本公司 12,263 萬股國家股用於白雲山股份的債務重組事項達成協議和意向書。

接廣州藥業股份有限公司（「本公司」）控股股東廣州醫藥集團有限公司（以下簡稱「廣藥集團」）通知，廣藥集團計劃以其持有的部份本公司國家股用於廣州白雲山股份制藥有限公司（以下簡稱「白雲山股份」）債務重組工作（「重組事項」），涉及股份 12,263 萬股（「該等股份」），佔本公司總股本的 15.12%。廣藥集團現時持有白雲山股份 29.09%的權益。目前，廣藥集團已就該重組事項與白雲山股份有關十九家債權人（包括資產管理公司、商業銀行、農村信用合作社等）達成協議和意向書，並於二零零一年十一月二十日獲得廣藥集團董事會審議通過。隨著白雲山股份重組事項的逐步實施，在獲得國家財政部門批准後該等股份可能被質押或轉讓。本公司將及時就該事項作出披露。

本公告乃根據上市協議第 2(2)段而發出。

特此公告

廣州藥業股份有限公司
董事會

二零零一年十一月二十六日

請同時參閱本公佈於 Hong Kong I-mail/香港經濟日報刊登的內容.

02 APR -2 AM 8:52

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited
(a joint stock company established in the People's Republic of China with limited liability)

Resolutions Passed at the Tenth Session of the 2nd Board of Directors' Meeting

The Company would like to announce that the following resolutions passed at the tenth session of the 2nd Board of Directors' meeting:

1. The appointment of The Bank of New York to establish a Level I American Depositary Receipt ("ADR") program for the Company has been considered and approved;
2. The resignation of Mr. Chen Xiangzhi, the Director and General Manager of the Company, from his position of General Manager has been accepted and the appointment of Mr. Zhou Yuejin as General Manager has been considered and approved; and
3. The change of Guangzhou Pharmaceutical Corporation (「廣州市醫藥公司」) and Guangzhou First Chinese Medicine Factory (「廣州中藥一廠」) into joint stock limited companies has been considered and approved.

It is hereby announced that Guangzhou Pharmaceutical Company Limited (the "Company") held its tenth session of the 2nd Board of Directors' meeting on 18th December, 2001 at the Conference Room, 2nd Floor of the Company. There were 9 eligible directors and 7 of them attended the meeting. The meeting was chaired by Mr. Cai Zhixiang, Chairman of the Board of Directors. The supervisors and senior management of the Company attended the meeting which complied with the Company Law and the Articles of Association of the Company. Upon detailed discussion, the following resolutions were passed unanimously by the Directors who were present at the meeting.

1. The resolution in regard of the appointment of The Bank of New York to establish a Level I ADR program for the Company has been approved.

   ADRs, which are negotiable certificates issued by an United States ("U.S") commercial bank, are a well-established vehicle for non-U.S. companies to enter securities markets. Level I ADR programs do not involve raising of funds in the U.S. capital market nor listing on a stock exchange. The ADRs are traded in the U.S. in the over-the-counter market. Through establishing the ADR program, the Company aims at expanding international markets via wider and diversified securities markets and upgrading its corporate image and status. The Company intends to enter into an agreement with The Bank of New York, whereby The Bank of New York will be appointed as a custodian of the ADRs. Accordingly, the Company can establish and maintain its Level I ADR program without bearing direct costs incurred. The aforementioned ADRs represent the H shares of the Company listed on The Stock Exchange of Hong Kong Limited.

2. The resignation of Mr. Chen Xiangzhi, the Director and General Manager of the Company, from his position of General Manager has been accepted and the resolution in regard of the appointment of Mr. Zhou Yuejin as General Manager has been considered and approved.

   Particulars of Mr. Zhou Yuejin: male, Han nationality, born on 26th August, 1958. His native place is Changsha, Hunan Province. He has a bachelor's degree in industry and a master's degree in economics and is a senior economist and a pharmaceutical practitioner. In August, 1975, Mr. Zhou joined the Company. He had been Head of Sales Department, Vice-chairman and Chairman of Guangzhou Hejigong Factory, Director and Deputy General Manager of Hong Kong Baoliang Development Company Limited and Head of Investment Department of the Company. Mr. Zhou has extensive experience in corporate management and investmeant.

3. The resolution in regard to the re-organisation of Guangzhou Pharmaceutical Corporation (「廣州市醫藥公司」) and Guangzhou First Chinese Medicine Factory (「廣州中藥一廠」) into joint stock limited companies has been considered and approved.

   Guangzhou Pharmaceutical Corporation is re-organised as "Guangzhou Pharmaceutical Corporation Limited" ("Pharmaceutical Corporation"). Its shareholders include Guangzhou Pharmaceutical Company Limited, Guangzhou Jing Xiu Tang Pharmaceutical Company Limited ("Jing Xiu Tang"), Guangzhou Pan Gao Shou Pharmaceutical Company Limited ("Pan Gao Shou") and other natural persons. Of which, its approximately 90% interest is held by the Company and the remaining approximately 10% interest is held jointly by such two corporations as Jing Xiu Tang and Pan Gao Shou and the senior management, middle management and core technicians of Pharmaceutical Corporation.

   Guangzhou First Chinese Medicine Factory ("First Chinese Medicine") is re-organised as "Guangzhou First Chinese Medicine Company Limited". Its shareholders include Guangzhou Pharmaceutical Company Limited, Guangzhou Pharmaceutical Corporation Limited and other natural persons. Of which, its 90% interest is held by the Company and the remaining approximately 10% interest is held jointly by the senior management, middle management and core technicians of Guangzhou Pharmaceutical Corporation Limited and First Chinese Medicine.

   These two corporations are re-organised by enlarging their share capital. New shareholders acquire the shares by paying the consideration in cash on the basis of the audited net assets value per share of each of the corporations upon the

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

（於中華人民共和國成立之股份有限公司）

第二屆第十次董事會會議決議公告

本公司茲宣佈第二屆第十次董事會會議通過下列決議：

1. 審議通過本公司委託紐約銀行設立第一級美國證券存托憑證(ARD)計劃；

2. 接受本公司董事兼總經理陳翔志先生提出辭去總經理一職的辭呈，並審議通過聘任周躍進先生爲總經理；及

3. 審議通過廣州市醫藥公司和廣州中藥一廠改制爲有限責任公司。

廣州藥業股份有限公司（以下簡稱「本公司」）第二屆第十次董事會會議於 2001 年 12 月 18 日在本公司二樓會議室召開，會議應到董事 9 人，實到董事 7 人。董事長蔡志祥先生主持了會議；本公司監事及高級管理人員列席了會議，符合《公司法》及本公司《章程》之規定。經過會議充分討論，到會董事一致表決同意，並形成以下決議：

1、 審議通過本公司委託紐約銀行設立第一級美國證券存托憑證計劃的議案。

ADRs 是爲非美國公司進入美國證券市場而設的一種有效的金融工具，是由美國商業銀行發出的可轉讓證書。第一級 ADR 計劃不涉及在美國資本市場籌集資金或在證券交易所上市，其交易場所爲櫃檯市場。本公司設立 ADR 計劃旨在通過更廣泛、更多元化的證券市場拓展國際市場，提升公司形象和地位。本公司擬與紐約銀行簽訂協議書，委任紐約銀行擔任設立 ADRs 存托銀行，本公司可在無直接成本負擔的情況下建立並維護第一級美國證券存托憑證計劃。上述提及的 ADRs 所代表的股份爲本公司在香港交易所發行的 H 股。

2、 接受本公司董事兼總經理陳翔志先生提出辭去總經理一職的辭呈，並審議通過聘任周躍進先生爲總經理的議案。

周躍進先生履歷：男，漢族，1958 年 8 月 26 日出生。籍貫：湖南省長沙市。工學學士、經濟學碩士，高級經濟師，執業藥師。1975 年 8 月參加工作，曾先後任廣州何濟公制藥廠經營部部長、廣州何濟公制藥廠副廠長、廠長、香港保聯拓展有限公司董事、副總經理、本公司投資部部長。周躍進先生在企業管理及投資工作方面有豐富經驗。

3、 審議通過關於廣州市醫藥公司和廣州中藥一廠重組爲有限責任公司的議案。

廣州市醫藥公司（「醫藥公司」）重組成爲「廣州醫藥有限公司」，股東構成爲：廣州藥業股份有限公司、廣州敬修堂（藥業）股份有限公司（「敬修堂」）、廣州潘高壽藥業股份有限公司（「潘高壽」）及其他自然人。其中，本公司持有約 90%的股份，敬修堂和潘高壽兩家法人單位和醫藥公司高級管理人員、中層管理人員及技術骨幹合計持股約 10%。

廣州中藥一廠（「中藥一廠」）重組成爲「廣州中一藥業有限公司」，股東構成爲：廣州藥業股份有限公司、廣州醫藥有限公司及其他自然人。其中，本公司持有 90%的股份，廣州醫藥有限公司和中藥一廠高級管理人員、中層管理人員及技術骨幹合計持股約 10%。

兩家企業採取增資擴股的形式進行重組，進入股東均以現金購入股份並以增資時經審計的企業每股淨資產作價入股。

特此公告。

廣州藥業股份有限公司
董事會

2001 年 12 月 20 日

第二屆第五次監事會會議決議公告

廣州藥業股份有限公司(以下簡稱「本公司」)第二屆第五次監事會會議於 2001 年 12 月 18 日在本公司二樓會議室召開。監事會主席陳燦英先生主持了會議，會議全體監事出席了會議，符合《公司法》及本公司《章程》之規定。經過會議審議表決，通過了如下事項：

1、 審議通過本公司委託紐約銀行設立第一級美國證券托存收據計劃的議案。

2、 接受本公司董事兼總經理陳翔志先生提出辭去總經理一職的辭呈，並審議通過聘任周躍進先生爲總經理的議案。

3、 審議通過關於廣州市醫藥公司和廣州中藥一廠重組爲有限責任公司的議案。

特此公告。

廣州藥業股份有限公司
監事會

2001年12月20日

請同時參閱本公佈於Hong Kong i-mail/香港經濟日報刊登的內容。

02 APR -2 AM 8:52

Resolutions Passed at the Fifth Session of the 2nd Supervisory Committee's Meeting

It is hereby announced that Guangzhou Pharmaceutical Company Limited (the "Company") held its fifth session of the 2nd Supervisory Committee's meeting on 18th December, 2001 at the Conference Room, 2nd Floor of the Company. The meeting was chaired by Mr. Chen Canying, Chairman of the Supervisory Committee. All members of the Supervisory Committee attended the meeting which complied with the Company Law and the Articles of Association of the Company. Upon consideration and voting, the following matters were passed at the meeting:

1. The resolution in regard of the appointment of The Bank of New York to establish a Level I American Depositary Receipt Program by the Company has been considered and approved.
2. The resignation of Mr. Chen Xiangzhi, the Director and General Manager of the Company, from his position of General Manager has been accepted and the resolution in regard of the appointment of Mr. Zhou Yuejin as General Manager has been considered and approved.
3. The resolution in regard to the re-organisation of Guangzhou Pharmaceutical Corporation (「廣州市醫藥公司」) and Guangzhou First Chinese Medicine Factory (「廣州中藥一廠」) as joint stock limited companies has been considered and approved.

Supervisory Committee
Guangzhou Pharmaceutical Company Limited

20th December, 2001

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

Resolutions Passed at the 11th meeting of the 2nd Board of Directors and Notice of the 1st Extraordinary General Meeting for 2002

Summary

Following the 11th meeting of the 2nd Board, the attending directors voted for the following resolutions:

A. The resolution of Mr. Chen Xiangzhi's resignation from his position of director and the nomination of Mr. Zhou Yuejin as a new director was considered and approved.

B. The resolution of the establishment of Remuneration & Evaluation Committee under the Board was considered and approved;

C. The resolution of the implementation of the proposals of a long-term incentive mechanism of the Company was considered and approved; and

D. The resolution of the convening of the 1st Extraordinary General Meeting for 2002 was considered and approved.

This statement is made in accordance with Rule 4.1 of Rules Governing the Listing of Shares issued by the Shanghai Stock Exchange and paragraph 2 under Listing Agreement issued by The Stock Exchange of Hong Kong Limited.

Guangzhou Pharmaceutical Company Limited (the "Company") held its 11th meeting of the 2nd board of directors (the "Board") on 2/F, Conference Room of the Company on 7 February 2002. 6 of the 9 eligible directors attended the meeting. The other 3 directors appointed Mr. Cai Zhixiang, the Chairman, to vote on their behalf. Mr. Cai Zhixiang, the Chairman, chaired the meeting, with supervisors and senior management of the Company present, in compliance with the Company Law of the People's Republic of China and the Articles of Association of the

Company. After deliberation, the resolutions voted for unanimously by the attending directors are as follows:

A. The resolution of Mr. Chen Xiangzhi's resignation from his position of director and the nomination of the general manager, Mr. Zhou Yuejin, as a new director was considered and approved;

B. The resolution of the establishment of a Remuneration & Evaluation Committee of the Board was considered and approved;

The Remuneration & Evaluation Committee comprises three independent non-executive directors and two executive directors. Mr. Wu Zhang has been appointed the chairman (convenor) of the committee. Messrs Zhang Bohua, Huang Buren, Cai Zhixiang and Li Yimin have been appointed as members of the committee. Of which, Messrs Wu Zhang, Zhang Bohua and Huang Buren are independent non-executive directors.

Duties of the Remuneration & Evaluation Committee mainly include (1) the study of the criteria of evaluation of directors and management staff, conducting evaluation and giving advice; (2) the study and review of the remuneration policy and proposals for directors and senior management.

C. The resolution of the implementation of the proposals for a long-term incentive mechanism of the Company was considered and approved;

In accordance with the relevant requirements of "Principles of Administration of Listed Companies" and "No. 2 Standard Questions and Answers on Information Disclosure of Companies which have Publicly Offered Securities - Allocation of Incentive Fund to the Middle and Senior Management" and other relevant regulations, the proposals of the long-term incentive mechanism of the Company are as follows:

1. Eligible parties: chairman, vice chairman, executive director, supervisor, general manager, deputy general manager, financial controller, company secretary, middle management and principal technicians.

2. The Company's target net asset to profit ratio (total profit/net assets at the end of the period) for 2001 is 12%. (When evaluating, proceeds from share issues outstanding and receivable at the end of the year to be deducted from net assets while corresponding interest income is to be deducted from net profits.) If the target ratio is reached, annual bonus and long-term incentive fund will be distributed to the above-mentioned eligible parties. According to

estimates based on the proposal, distributions from the long-term incentive fund will not be more than 1.78% of the total profit of the Company for 2001. Distribution from the incentive fund will be recognised as operating cost for 2001.

3. Distribution of incentive fund: the actual annual distribution of incentive fund to each of the eligible parties will be made on the basis of position factor and the evaluation result. For executive directors, the position factor is from 1.2-1.5. For senior management staff, the position factor is from 0.8-1.0. For middle management staff and principal technicians, the position factor is from 0.3-0.4.

4. Application of incentive fund: the incentive fund is payable as to 30% in cash, 20% for the purchase of insurance, and 50% for the purchase of Renminbi ordinary shares (A shares) of the Company from the market. The purchase of the A shares by the directors, supervisors and senior management shall be reported to Shanghai Stock Exchange as required by the law.

The above-mentioned proposals will be implemented starting from 2001, upon consideration and approval at a general meeting.

D. The resolution of the convening of the 1st Extraordinary General Meeting for 2002 was considered and approved.

1. Time of the meeting: 10:00 a.m. on Wednesday, 27 March 2002 (duration for half a day.)

2. Venue of the meeting: The Company's Conference Room, 2/F, 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC

3. Agenda:

(1) to consider and approve the resolution of Mr. Chen Xiangzhi's resignation from his position of director and the nomination of Mr. Zhou Yuejin as a new director;

(2) to consider and approve the resolution of the establishment of a Remuneration & Evaluation Committee of the Board;

(3) to consider and approve the resolution of the implementation of the proposals for a long-term incentive mechanism of the Company;

4. Attendees:

(1) Domestic and foreign shareholders whose names appear on the Register of Members of the

Company at the close of trading in the afternoon on Wednesday, 6 March 2002, are entitled to attend the meeting. The Register of Members of the Company will be closed from Monday, 25 February 2002 to Wednesday, 27 March 2002 (both days inclusive) during which period no transfer of H shares will be effected.

(2) Each shareholders can appoint his/her proxy to attend the meeting on his/her behalf (Proxy form attached);

(3) Directors, supervisors and senior management of the Company.

5. Registration for the meeting:

(1) Registration procedures: to attend the meeting, individual shareholder should bring along his/her identity card, shareholder account card; a proxy should bring along his/her identity card, the power of attorney, shareholder account card of his/her appointor; a representation of a legal person shareholder should bring along his/her identity card, the power of attorney issued by the unit, shareholder account card of the legal person and a copy of the business licence of the legal person. Overseas shareholders can make registration by mail, telephone or fax.

(2) Registration time: 8:30 am -11:30 am and 2:00 pm - 4:30 pm on Friday, 15 March 2002

(3) Place of registration : Company Secretary Office

6. Others:

(1) Shareholders attending the meeting shall be responsible for their own travelling and accommodation expenses.

(2) Contact person: Mr. He Shuhua
Tel: 020-81218106
Fax: 020-81876408

Board of Directors
Guangzhou Pharmaceutical Company Limited

Guangzhou , the People's Republic of China

7 February 2002

Proxy Form

I/We hereby appoint Mr. /Ms. as my/our proxy to attend and vote on behalf of me/us at the 1st Extraordinary General Meeting for 2002 of Guangzhou Pharmaceutical Company Limited.

Appointor: (Signature or seal of shareholder unit)
Identity card number:
Shareholder account number:
Number of shares held by the appointor:
Proxy: (Signature)
Identity card number:
Date of appointment:

Board of Directors
Guangzhou Pharmaceutical Company Limited

7 February 2002

Please also refer to the published version of this announcement in Hong Kong i-mail/Hong Kong Economic Times.

GPC 廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

02 APR -2 AM 8:32

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of Guangzhou Pharmaceutical Company Limited (the "Company") will be held at 10:00 a.m. on 12th November, 2001 in the conference room of the Company's premises at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT the conditional agreement dated 27th September, 2001 entered into between 廣州市醫藥物資供應公司(Guangzhou Pharmaceutical Goods and Supply Company), as vendor, and 廣州市醫藥公司 (Guangzhou Pharmaceutical Corporation), as purchaser, in respect of the sale and purchase of the property, the whole block of 穗康大樓(Sui Kang Building), located at 82 Shang Jiu Road, Liwan District, Guangzhou City, Guangdong Province, PRC (a copy of which conditional agreement marked "A" and initialed by the chairman of the meeting for the purpose of identification has been produced to the meeting) and the acquisition of such property contemplated under the conditional agreement, be and are hereby authorized and approved for all purposes."

By Order of the Board
He Shuhua
Company Secretary

27th September, 2001

Notes:

1. Each shareholder entitled to attend and vote at the EGM is entitled to appoint in written form one or more proxies to attend and vote at the EGM on his/her behalf. A proxy need not be a member of the Company. Shareholders or their proxies are entitled to attend the EGM and vote.

2. A proxy form is attached to this notice.

3. To be valid, the proxy form together with the certified power of attorney or authority (if any) must be delivered to the Company or the Company's H share registrar, Hong Kong Registrars Limited at 2/F, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, not less than 24 hours before the time of the EGM.

4. Shareholders or their proxies shall produce their identity documents when attending the EGM.

5. The Register of Members of the Company's H Shares will be closed from Friday, 12th October, 2001 to Monday, 12th November, 2001 (both days inclusive). During which period, no transfer of H Shares will be effected.

6. Shareholders or their proxies whose names appear on the Register of Members of the Company at the close of business in the afternoon of 22nd October, 2001 will be entitled to attend and vote at the EGM.

7. The EGM is expected to last for a day. Shareholders and their proxies attending the EGM shall be responsible for their own traveling and accommodation expenses.

8. Shareholders who intend to attend the EGM should complete and lodge the enclosed reply slip and return it to the Company or the Company's H share registrar on or before 29th October, 2001. The reply slip may be delivered by hand, by post or by fax to the Company (86-20-81876408) or the Company's H share registrar, Hong Kong Registrars Limited (852-25790082). Completion and return of the reply slip shall not affect the right to attend the EGM pursuant to note 6 above.

9. Details of the main terms of the sale and purchase agreement in relation to the Sui Kang Building will be included in the next annual report and accounts of the Company.



(a joint stock company with limited liability established in the People's Republic of China)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING TO BE HELD ON 12TH NOVEMBER, 2001

[1]No. of shares to which this proxy relates	

I/We[2], ______________________________

of ______________________________

being the registered shareholder(s) of Guangzhou Pharmaceutical Company Limited (廣州藥業股份有限公司) (the "Company") hereby appoint[3] the Chairman of the meeting or ______________________________

of ______________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the extraordinary general meeting (the "Extraordinary General Meeting") of the Company to be held in the conference room of the Company's premises at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC on Monday 12th November, 2001 at 10:00 a.m. and at any adjournment thereof on the ordinary resolution set out in the notice convening the Extraordinary General Meeting (with or without modifications) as hereinafter indicated, and if no such indication is given as my/our proxy thinks fit.

RESOLUTION	FOR[4]	AGAINST[4]
The ordinary resolution as set out in the notice of the Extraordinary General Meeting		

Dated this ________ day of ________ 2001 Signature[5] ______________________________

Notes:

1. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK CAPITALS.
3. If any proxy other than the Chairman of the meeting is preferred, strike out the relevant reference and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED.
4. IMPORTANT: IF YOU WISH TO VOTE FOR OR AGAINST THE RESOLUTION, PLEASE PLACE A "✓" IN THE APPROPRIATE BOX. Failure to indicate which way you wish your votes to be cast will entitle your proxy to cast your vote at his discretion. Your proxy will be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the Extraordinary General Meeting.
5. This form of proxy must be signed under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.
6. If two or more persons are jointly entitled to a share and are present at the meeting, only the joint holder whose name stands first in the register of members in respect of the joint holding is entitled to vote at the meeting.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited with the Company's H share registrar, Hong Kong Registrars Limited at 2/F, Viewood Plaza, 199 Des Voeux Road, Central, Hong Kong, not less than 24 hours before the time appointed for the meeting or any adjournment thereof.
8. A member may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.


GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

REPLY SLIP

To: Guangzhou Pharmaceutical Company Limited (the "Company")

I/we (note 1) ______________ (Name in Chinese): ______________
whose registered address on the register of the Company is ______________,
is/are the registered holder(s) of ______________ shares (note 2) of Rmb1.00 each in the share capital of the Company. Notice is hereby given that I/we intend to attend or appoint a proxy(ies) to attend the Company's Extraordinary General Meeting to be held in the conference room of the Company's premises at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC on Monday, 12th November, 2001.

Date: ______________ Signature: ______________

Notes:

1. Please insert full name(s) (as shown in the register of members) and registered address in block capitals.
2. Please insert the number of shares registered under your name(s).

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

臨時股東大會通知

特此通知：廣州藥業股份有限公司(本公司)將於二零零一年十一月十二日上午十時正在中國廣東省廣州市沙面北街45號本公司會議室召開臨時股東大會，審議並通過或修改通過以下普通決議案。

普通決議案

特此授權並批准廣州市醫藥物資供應公司(賣方)和廣州市醫藥公司(買方)於二零零一年九月二十七日簽訂關於出售及購買位於中國廣州市荔灣區上九路82號穗康大樓資產的協定。(本公司為此次會議特別準備了一份協定副本，副本上有"A"記號和董事長簽名以做標記)

承董事會命

公司董事會秘書

何舒華

二零零一年九月二十七日

附註：

1. 有權參加和表決的股東可以委託另外一個人作為他/她的全權或指定部分股權代表出席會議並行使表決權，受委託人可以不是本公司股東。

2. 本公告已附帶一份代理委託書。

3. 簽了名的代理委託書或者經過公證的其他管理機構的律師的證明信必須最遲在此會議召開前二十四小時寄存至本公司或本公司H股登記處香港證券登記有限公司，地址為香港中環德輔道中一九九號維德廣場二樓。否則代理委託書將視作無效。

4. 股東或股東代理人出席會議時，應出示本人身份證明。

5. 由二零零一年十月十二日(星期五)起至二零零一年十一月十二日(星期一)止(包括首尾兩天)，公司將暫停辦理H股股東過戶登記手續。

6. 凡於二零零一年十月二十二日下午收市時名列本公司股東名冊的股東或其委托的代理人有權出席臨時股東大會，並於會上投票。

7. 預期臨時股東大會為期一天，出席臨時股東大會的股東及受委託人須負責本身的旅費及住宿費。

8. 擬出席臨時股東大會的股東應於二零零一年十月二十九日或該日以前將填妥隨附的回條送達本公司或本公司的H股註冊處。回條可採用來人、來函或傳真送達本公司(86-20-81876408)或本公司的H股註冊處香港證券登記有限公司(852-25790082)。填妥及送達回條並不影響根據上文附註6所述出席臨時股東大會的權利。

9. 有關買賣穗康大樓協定的主要條款的資料將包括於本公司下期年報及賬目。



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(於中華人民共和國成立之股份有限公司)

將於二零零一年十一月十二日舉行
之臨時股東大會之代表委任表格

(附註一)本代表委任表格代表之股份數目	

本人／吾等(附註二)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為廣州藥業股份有限公司(「本公司」)之註冊股東，茲委任(附註三)大會主席或＿＿＿＿＿＿＿

為本人／吾等之代表，代表本人／吾等出席本公司於二零零一年十一月十二日星期一上午十時正假座於中國廣東省廣州市沙面北街四十五號本公司會議室舉行之臨時股東大會(「臨時股東大會」)(及其任何續會)，並在會上代表本人／吾等行事及依照下列指示就臨時股東大會通告所載普通決議案(無論有否修訂)投票，倘並無作出指示，則本人／吾等之代表可酌情自行投票。

決議案	贊成(附註四)	反對(附註四)
臨時股東大會通告所載普通決議案		

日期：二零零一年＿＿＿＿月＿＿＿＿日　　　　簽署(附註五)：＿＿＿＿＿＿＿＿＿＿

附註：

一、 請填上以　閣下名義登記之股份數目。如未有填上數目，則本代表委任表格將被視為與登記於　閣下名下之所有本公司股本中股份有關。

二、 請用正楷填上全名及地址。

三、 如擬委任大會主席以外之人士為代表，請刪去有關字樣，並在空欄填上欲委任之代表之姓名及地址。本代表委任表格之每項更正均須由簽署人簡簽示可。

四、 注意：　閣下如欲投票贊成或反對決議案，請在適當之欄內加上「✓」符號。如無任何投票指示，　閣下之代表可酌情自行投票。　閣下之代表並有權就臨時股東大會通告所載者以外而循正式途徑提呈大會之任何決議案酌情自行投票。

五、 本代表委任表格須由委任人或其正式書面授權人簽署，如委任人為公司，則須另行蓋上公司印鑑，或經由獲正式授權之公司負責人或授權人簽署。

六、 如股份由兩位或以上之股東聯名持有，而有兩位或以上之股東出席大會，則只有在股東名冊上就有關股份排名首位之聯名持有人方有權投票。

七、 本代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之有關授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間二十四小時前送達香港中環德輔道中一九九號維德廣場二樓本公司之H股股份登記處，方為有效。

八、 股東可委任一位或多位代表代其出席及投票。受委代表毋須為本公司股東。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

回條

致：廣州藥業股份有限公司(「貴公司」)

本人/吾等(註1)________________________________

(英文姓名/名稱：________________________________)

(股東名冊上的註冊地址為________________________________)

為　貴公司股本中每股面值人民幣1.00元股份(註2)________________股之註冊持有人，玆通知貴公司本人/吾等擬親自或委託代理人出席　貴公司於二零零一年十一月十二日(星期一)在中國廣東省廣州市沙面北街45號本公司會議室舉行之臨時股東大會。

日期：二零零一年____月____日　　　　簽署：________________

附註：

1. 請用正楷書寫中英文全名及股東名冊上的註冊地址。
2. 請將閣下名下登記之股份數目填上。

廣州藥業股份有限公司 02 APR -2 [illegible]

GPC **Guangzhou Pharmaceutical Company Limited**

(a joint stock company with limited liability established in the People's Republic of China)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting ("EGM") of Guangzhou Pharmaceutical Company Limited (the "Company") will be held on Wednesday, 27th March 2002, at 10:00 a.m. in the conference room of the Company's premises at 45 Sha Mian North Street, Guangzhou, Guangdong Province, the People's Republic of China to deal with the following matters:

ORDINARY RESOLUTIONS

(1) to consider and approve the resolution of Mr. Chen Xiangzhi's resignation from his position of director and the nomination of Mr. Zhou Yuejin as a new director;

(2) to consider and approve the resolution of the establishment of a Remuneration & Evaluation Committee of the Board; and

(3) to consider and approve the resolution of the implementation of the proposals for a long-term incentive mechanism of the Company.

By Order of the Board
He Shuhua
Company Secretary

Guangzhou, the PRC, 8th February, 2002

Notes:

1. Each shareholder is entitled to attend the EGM and is entitled to appoint in written form one or more proxies to attend and vote at the EGM on his/her behalf. A proxy need not be a member of the Company. Shareholders or their proxies are entitled to attend the EGM and vote.

2. To be valid, the proxy form together with the power of attorney or authority (if any) under which it is signed, or a notarially certified copy thereof must be delivered to the Company or the Company's H share registrar, HKSCC Registrars Limited at 2/F, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong, not less than 24 hours before the time of the meeting. Completion of the form of proxy will not include shareholders from attending and voteing in person if they so wish.

3. Shareholders or their proxies shall produce their identity documents when attending the EGM.

4. The Register of members of the Company will be closed from Monday 25th February 2002 to Wednesday 27th March 2002 (both days inclusive), during which period no transfer of the Company's H shares will be effected.

5. Shareholders whose names appear on the Register of Members on at the close of trading in the afternoon of Wednesday 6 March 2002 are entitled to attend and vote at the EGM.

6. The EGM is not expected to take more than half a day. The attending shareholders and proxies are responsible for their own travelling and accommodation expenses.

7. Shareholders who intend to attend the EGM in person or by proxy should complete and lodge the reply slip set out below and return it to the Company or the Company's H share registrar on or before Friday, 15th March 2002. The reply slip may be delivered by hand, by post, by fax; if to the Company on 86-20-81876408 or if to the Company's H shares registrar, HKSCC Registrars Limited on 852-25790085. Completion and return of the reply slip shall not affect the right to attend the EGM pursuant to note 5 above.


廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited
(a joint stock company with limited liability established in the People's Republic of China)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING TO BE HELD ON 27TH MARCH, 2002

No. of shares to which this proxy relates[1]	

I/We[2], ____

of ____

being the registered shareholder(s) of Guangzhou Pharmaceutical Company Limited (廣州藥業股份有限公司) (the "Company") hereby appoint[3] the Chairman of the meeting or ______________________________

of ____

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the extraordinary general meeting (the "Extraordinary General Meeting") of the Company to be held in the conference room of the Company's premises at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC on Wednesday, 27th March, 2002 at 10:00 a.m. and at any adjournment thereof on the ordinary resolutions set out in the notice convening the Extraordinary General Meeting (with or without modifications) as hereinafter indicated, and if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
(1) to consider and approve the resolution of Mr. Chen Xiangzhi's resignation from his position of director and the nomination of Mr. Zhou Yuejin as a new director.		
(2) to consider and approve the resolution of the establishment of a Remuneration & Evaluation Committee of the Board.		
(3) to consider and approve the resolution of the implementation of the proposals for a long-term incentive mechanism of the Company.		

Dated this __________ day of __________ 2002 Signature[5] ______________________

Notes:

1. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK CAPITALS.
3. If any proxy other than the Chairman of the meeting is preferred, strike out the relevant reference and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED.
4. IMPORTANT: IF YOU WISH TO VOTE FOR OR AGAINST THE RESOLUTION, PLEASE PLACE A "✓" IN THE APPROPRIATE BOX. Failure to indicate which way you wish your votes to be cast will entitle your proxy to cast your vote at his discretion. Your proxy will be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the Extraordinary General Meeting.
5. This form of proxy must be signed under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.
6. If two or more persons are jointly entitled to a share and are present at the meeting, only the joint holder whose name stands first in the register of members in respect of the joint holding is entitled to vote at the meeting.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited with the Company's H share registrar, Hong Kong Registrars Limited at 2/F, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong, not less than 24 hours before the time appointed for the meeting or any adjournment thereof.
8. A member may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.


GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

(a joint stock company with limited liability established in the People's Republic of China)

REPLY SLIP

To: Guangzhou Pharmaceutical Company Limited (the "Company")

I/we (note 1) ______________________ (Name in Chinese): ______________________ whose registered address on the Register of Members the Company is ______________________, is/are the registered holder(s) of ______________ shares (note 2) of Rmb1.00 each in the share capital of the Company. Notice is hereby given that I/we intend to attend or appoint a proxy(ies) to attend the Company's Extraordinary General Meeting to be held in the conference room of the Company's premises at 45 Sha Mian North Street, Guangzhou City, Guangdong Province, the PRC on Wednesday, 27th March, 2002.

Date: ______________

Signature: ______________________

Notes:

1. Please insert full name(s) (as shown on the Register of Members) and registered address in block capitals.
2. Please insert the number of shares registered under your name(s).


廣州藥業股份有限公司
GPC
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

臨時股東大會通告

茲通告廣州藥業股份有限公司(「公司」)謹訂於二零零二年三月二十七日(星期三)上午十時正在公司所在地中國廣東省廣州市沙面北街四十五號舉行臨時股東大會(「本臨時股東大會」)，藉以處理以下事項：

普通決議案

(1) 審議通過陳翔志先生提出辭去本公司董事的辭呈，並選舉周躍進先生為新任董事的議案；

(2) 審議通過董事會下設薪酬與考核委員會的議案；及

(3) 審議通過本公司實施長期激勵機制方案的議案。

承董事會命
公司秘書
何舒華

中國廣州，二零零二年二月八日

附註：

1. 凡有權出席會議並表決的股東有權以書面方式委任一位或數位股東代理人出席，並在投票表決時代其投票，受委託的代理人毋須為公司股東。股東或股東代理人享有出席權及表決權。

2. 股東的代理人委託書連同授權書或其他授權文件(指如有而言)或其經公證之副本，最遲須於會議召開二十四小時前送達公司之法定地址或本公司之H股香港過戶登記處—香港中央結算(證券登記)有限公司(地址：香港中環德輔道中一九九號維德廣場二樓)，方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會並於會上投票。

3. 股東或股東代理人出席會議時，應出示本人身份證明。

4. 由二零零二年二月二十五日(星期一)起至二零零二年三月二十七日(星期三)止(包括首尾兩天)，公司將暫停辦理H股股東股份過戶登記手續。

5. 於二零零二年三月六日(星期三)下午收市後登記在冊的股東有權出席會議並表決。

6. 預期會議會期不超過半天，股東往返及食宿費自理。

7. 擬出席會議的股東應填妥「回條」並在二零零二年三月十五日(星期五)以前將「回條」送達本公司或本公司之H股香港過戶登記處，回條可採用來人、來函或傳真方式送遞。公司傳真號碼為：(8620)81876408；公司之香港過戶登記處傳真號碼為：(852)25790085。填妥及送遞「回條」將不影響依附註5有權出席會議之股東出席會議之權利。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

將於二零零二年三月二十七日舉行
之臨時股東大會之代表委任表格

(附註一)本代表委任表格代表之股份數目	

本人／吾等(附註二)____

地址為____

為廣州藥業股份有限公司(「本公司」)之註冊股東，茲委任(附註三)大會主席或________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零二年三月二十七日(星期三)上午十時正假座於中國廣東省廣州市沙面北街四十五號本公司會議室舉行之臨時股東大會(「臨時股東大會」)(及其任何續會)，並在會上代表本人／吾等行事及依照下列指示就臨時股東大會通告所載普通決議案(無論有否修訂)投票，倘並無作出指示，則本人／吾等之代表可酌情自行投票。

普通決議案	贊成(附註四)	反對(附註四)
(1) 審議通過陳翔志先生提出辭去本公司董事的辭呈，並選舉周躍進先生為新任董事的議案。		
(2) 審議通過董事會下設薪酬與考核委員會的議案。		
(3) 審議通過本公司實施長期激勵機制方案的議案。		

日期：二零零二年________月________日　　　　簽署(附註五)：________________

附註：

一、 請填上以　閣下名義登記之股份數目。如未有填上數目，則本代表委任表格將被視為與登記於　閣下名下之所有本公司股本中股份有關。

二、 請用正楷填上全名及地址。

三、 如擬委任大會主席以外之人士為代表，請刪去有關字樣，並在空欄填上欲委任之代表之姓名及地址。本代表委任表格之每項更正均須由簽署人簡簽示可。

四、 注意：　閣下如欲投票贊成或反對決議案，請在適當之欄內加上「✓」符號。如無任何投票指示，　閣下之代表可酌情自行投票。　閣下之代表並有權就臨時股東大會通告所載者以外而循正式途徑提呈大會之任何決議案酌情自行投票。

五、 本代表委任表格須由委任人或其正式書面授權人簽署，如委任人為公司，則須另行蓋上公司印鑑，或經由獲正式授權之公司負責人或授權人簽署。

六、 如股份由兩位或以上之股東聯名持有，而有兩位或以上之股東出席大會，則只有在股東名冊上就有關股份排名首位之聯名持有人方有權投票。

七、 本代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之有關授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間二十四小時前送抵香港中環德輔道中一九九號維德廣場二樓本公司之H股股份登記處，方為有效。

八、 股東可委任一位或多位代表代其出席及投票。受委代表毋須為本公司股東。



廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited
(於中華人民共和國成立之股份有限公司)

回條

致：廣州藥業股份有限公司(「貴公司」)

本人/吾等(註1)______________________________
(英文姓名/名稱：______________________________)
(股東名冊上的註冊地址為______________________________)
為 貴公司股本中每股面值人民幣1.00元股份(註2)______________股之註冊持有人，茲通知貴公司本人/吾等擬親自或委託代理人出席 貴公司於二零零二年三月二十七日(星期三)在中國廣東省廣州市沙面北街45號本公司會議室舉行之臨時股東大會。

日期：二零零二年_____月_____日　　　　簽署：______________

附註：

1. 請用正楷書寫中英文全名及股東名冊上的註冊地址。
2. 請將閣下名下登記之股份數目填上。


中国证券報

CHINA SECURITIES 网址: http://www.cs.com.cn

新华通讯社主办 网址: http://www.xinhua.org 中国证监会指定披露上市公司信息报纸

2001 年 1 月 8 日 星期一 第 2174 期 国内统一刊号:CN11-0207 国内邮发代号:1-175 国外代号:D1228 各地邮局均可订阅 今日二十版

沪(前周收盘)	深(前周收盘)	港(前周收盘)
综指: 2125.30 +51.82	成指: 4792.27 +39.52	恒指: 15447.61 +709.40
30: 3982.66 +47.33	综指: 648.67 +12.93	国企指数: 374.00 +13.41

中科信证券 网址: http://www.caitic.com

02 APR -2 AM 8:15


GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

A股增发 今日为网下向证券投资基金预约申购日

根植本草济众生，秉遂科技创未来

- 申购价格区间：下限为7.00元/股，不设上限
- 申购数量上限：4100万股

特别提示：

本次预约申购采取缴纳定金的方式，今日下午4时(2001年1月8日16:00时)是申购定金到帐时间，而非汇出时间。

本次增发《招股意向书》及《网下对证券投资基金累计投标询价预约申购公告》已刊登在2000年12月29日的《中国证券报》、《上海证券报》和《证券时报》，敬请参阅。咨询电话：0755-3677171 3796424 3796415

主承销商：国通证券有限责任公司 CHINA COMMUNICATION SECURITIES CO.,LTD

02 APR -2 AM 8:45



CHINA SECURITIES 网址:http://www.cs.com.cn

新华通讯社主办 网址:http://www.xinhua.org 中国证监会指定披露上市公司信息报纸

2001年1月10日 星期三 第2176期 国内统一刊号:CN11-0207 国内邮发代号:1-175 国外代号:D1228 各地邮局均可订阅 今日二十八版

沪(前收盘)	深(前收盘)	港(前收盘)
综指: 2101.14 -0.93	成指: 4739.54 +20.17	恒指: 15500.59 +64.06
30:3952.29 +19.27	综指: 638.75 -1.44	国企指数: 380.15 -1.80

中科信证券 网址:http://www.caitic.com



GPC

廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited

增发A股 今日为上网发行申购日

根植本草济众生，秉承科技创未来

本次增发《招股意向书》刊登在2000年12月29日的《中国证券报》、《上海证券报》和《证券时报》，《广州药业股份有限公司增发A股上网发行公告》刊登于2001年1月9日的《上海证券报》、《证券时报》及2001年1月10日的《中国证券报》，敬请参阅。咨询电话：0755-3677171 3796424 3677406

- 申购简称：广药增发
- 申购代码：730332
- 申购价格区间：下限为7.00元/股
  上限为9.80元/股
- 每一股票帐户申购数量上限：100，000股

主承销商：

国通证券有限责任公司

CHINA COMMUNICATION SECURITIES CO.,LTD

广州药业股份有限公司
增发A股网下、网上申购情况及发行结果公告

由国通证券有限责任公司(主承销商)承销的广州药业股份有限公司(发行人)增发A股的网下、网上申购已结束,现将本次发行的有效申购和发行价格、发行数量的确定情况公告如下。本公告同时亦作为向参与网下预约申购的证券投资基金送达的获配股票、补交款或退款的通知。

一、发行价格与发行数量

根据网下和网上有效申购情况,发行人和主承销商经协商,确定本次A股增发的发行价格为9.80元/股,发行数量为7,800万股。

二、本次发行申购情况、中签率及超额认购倍数

1、网下证券投资基金累计投标询价申购部分的有效申购户数为36户,有效申购股数为1,121,000,000股,其中9.8元以上(含9.8元)的有效申购户数为36户,有效申购股数为1,121,000,000股。

根据上海证券交易所网上申购数据和主承销商对有效申购的统计,网上社会公众投资者在申购价格区间内累计投标询价申购部分(代码:"730332")的有效申购户数为213,503户,有效申购股数为5,929,637,000股。其中9.8元的有效申购户数为160,048户,有效申购股数为5,575,610,000股。

2、根据发行人与主承销商确定的本次A股增发的发行价格和发行数量,中签率为1.16476844%。即:

中签率=发行数量/(网下9.8元以上(含9.8元)有效申购股数+网上9.8元的有效申购股数)=7,800万股/(112,100万股+557,561万股)=1.16476844%

本次发行网下向证券投资基金配售13,057,000股,配售比例为:1.16476360%;本次发行网上向社会公众投资者发行64,943,000股,中签比例为:1.16476942%。

3、本次发行网下和网上9.8元以上(含9.8元)的总有效申购户数为160,084户,总有效申购股数为6,696,610,000股,超额认购倍数为85.85倍。

三、网下证券投资基金获得配售结果

序号	证券投资基金名称	获配数量(股)
1	裕隆基金	477,553
2	裕元基金	477,553
3	裕阳基金	477,553
4	裕华基金	477,553
5	裕泽基金	477,553
6	同德基金	221,305
7	同益基金	477,553
8	同智基金	477,553
9	同盛基金	477,553
10	普润基金	232,953
11	普华基金	291,191
12	普丰基金	477,553
13	普惠基金	477,553
14	汉兴基金	477,553
15	汉盛基金	232,953
16	汉博基金	17,471
17	汉鼎基金	17,471
18	兴华基金	477,553
19	兴业基金	128,125
20	兴安基金	442,610
21	兴科基金	69,886
22	安瑞基金	349,429
23	安顺基金	477,553
24	安信基金	116,477
25	泰和基金	279,543
26	景福基金	477,553
27	景博基金	477,553
28	景宏基金	477,553
29	景阳基金	477,553
30	景业基金	477,553
31	开元基金	477,553
32	天元基金	34,943
33	金盛基金	116,477
34	金鑫基金	477,553
35	金鼎基金	477,553
36	金泰基金	477,553
合计		13,057,000

以上获配证券投资基金应缴股款由主承销商在其申购定金中扣除。申购定金超出应缴股款部分,主承销商于2001年1月15日起两日内汇出退还。

四、摇号抽签

网上发行部分的摇号抽签于2001年1月15日进行,中签结果将于2001年1月16日公告。

五、关于本次发行

关于发行人本次A股增发的一般情况,投资者可查阅2000年12月29日刊登在《上海证券报》和《证券时报》上的《广州药业股份有限公司招股意向书》;关于本次发行的具体细节,投资者可2000年12月29日刊登在《上海证券报》和《证报》上的《广州药业股份有限公司公募增发A下对证券投资基金累计投标询价预约申购公及2001年1月9日刊登在《上海证券报》和《证报》上的《广州药业股份有限公司增发A股上行公告》。

六、发行人和主承销商

1、发行人:广州药业股份有限公司

联系地址:广州市沙面北街45号

电话:020-81885712

传真:020-81876408

联系人:何舒华、江士杰

2、主承销商:国通证券有限责任公司

联系地址:深圳市深南中路34号华强大厦9层

电话:0755-3677406 3796424

传真:0755-3796489

联系人:王永兴、李丽芳

国通证券有限责任公司

2001年1月15日

02 APR -2

02 APR -2 AM 8:40

广州药业股份有限公司增发A股网上发行摇号抽签结果公告

根据《广州药业股份有限公司增发A股上网发行公告》(刊登于2001年1月9日的《上海证券报》和《证券时报》),本次"广州药业"增发A股的主承销商国通证券有限责任公司于2001年1月15日上午在上海市浦东南路528号上海证券大厦证券总会主持了"广州药业"向网上社会公众投资者增发A股摇号抽签仪式。摇号抽签仪式按照"公开、公平、公正"的原则,在有关单位代表的监督下进行。摇号结果已经上海市公证处公证。现将中签号码公告如下:

二位数:80

三位数:471

四位数:3111、5111、7111、9111、1111、6266

五位数:23559、48559、73559、98559

六位数:364039、564039、764039、964039、164039、279844、779844

七位数:2806717、0981371、2019497、2971808

凡申购"广州药业"的投资者持有的申购号码尾数与上述中签号码相同的,则为中签号码。中签号码共有64,943个,每个中签号码可认购1,000股广州药业股份有限公司本次向网上社会公众投资者增发之股票。

特此公告。

主承销商:国通证券有限责任公司

2001年1月16日

& T LAW FIRM
正平天成律师事务所（司法部授权之证券及产权界定业务从业所）

partners	合伙律师
Wang Yahe	王亚和
Zhang Xiaoping	张晓平
Zhang Zhengya	章震亚
Kong Chao	孔 超
Yang Qingyan	杨青燕
Luhui	吕 晖
Tang Jianfeng	唐剑峰
He lixin	何力新
Michael X. Woo	吴 昕

14/F, Yuehai Building
No.472 Huanshi Road East
Guangzhou, PRC 510075
中国广州市环市东路 472 号
粤海大厦 14 楼　邮编：510075
Tel(电话) 86-20-8730 2008(10 lines)
Fax(传真) 86-20-87306208(G3)
86-20-8730-6308(G3)

广东正平天成律师事务所
关于广州药业股份有限公司二OOO年度股东大会的
法律意见书

致：广州药业股份有限公司

根据《中华人民共和国证券法》、《中华人民共和国公司法》、中国证券监督管理委员会《上市公司股东大会规范意见（2000 年修订）》（以下简称“《规范意见》”）和《广州药业股份有限公司章程》（以下简称“《公司章程》”），广东正平天成律师事务所作为广州药业股份有限公司（以下简称“公司”）聘请的法律顾问，就公司于二OO一年六月十五日召开的二〇〇〇年度股东大会（以下简称“本次股东大会”）所涉及的有关事宜，出具本法律意见书。

本所指派律师出席本次股东大会，本所律师现按照《规范意见》的要求对公司本次股东大会召集、召开程序是否合法及是否符合《公司章程》、出席会议人员资格的合法有效性和股东大会表决程序的合法有效性发表法律意见。法律意见书中不存在虚拟、严重误导性陈述及重大遗漏，否则愿意承担相应的法律责任。

本所律师已经对与出具法律意见书有关的所有文件材料进行审核。

本法律意见书是根据在本法律意见书出具日前所发生的事实和现行国家有效的有关法律、法规、规范性文件的规定而出具。

综上所述，本所律师出具法律意见如下：

一、 本次股东大会的召集、召开程序

根据二〇〇一年四月二十三日刊登在《中国证券报》、《上海证券报》、《香港经济日报》和《Hong Kong iMail》上的《关于召开广州药业股份有限公司二〇〇〇年度股东大会通告》的通知和《广州药业有限公司第二届董事会第四次会议决议公告》，公司董事会已于本次股东大会召开四十五日前以公告方式通知全体股东，公司发布的公告载明了会议的时间、地点、会议审议的事项，出席会议股东的登记办法、联系电话和联系人姓名。本次股东大会在上一会计年度结束后的六个月内举行。

根据上述公告，公司董事会已在公告中列明本次股东大会审议事项，并按《规定意见》有关规定对所有议案的内容进行了充分披露。

公司本次股东大会于二〇〇一年六月十五日上午九时在公司本部会议室召开，会议召开的时间、地点符合通知内容。

经验证，本次股东大会的召集、召开程序符合有关法律、法规、规范性文件及《公司章程》的规定。

二、 出席会议人员资格的合法有效性

1、 出席会议的股东及委托代理人

根据公司出席会议股东签名及授权委托书，出席会议股东及委托代理人3名，代表股份513，006，200股（其中国家股51300万股，A股200股，H股6000股），占公司股份总数的63.2638%。

经验证，上述股东及委托代理人参加会议的资格均合法有效。

2、 出席会议的其他人员

经验证，出席会议人员除股东及委托代理人外，还有公司董事、监

董事会秘书、高级管理人员、公司聘请的律师、会计师（核数师）。

三、 本次股东大会的表决程序

本次股东大会以投票表决方式进行审议表决。

会议以普通决议案方式审议批准如下议案：

一、 审议批准《公司二〇〇〇年度董事会工作报告》；

同意513，006，200股，占出席会议表决权股份的100%。

二、审议批准《公司二〇〇〇年度监事会工作报告》；

同意513，006，200股，占出席会议表决权股份的100%。

三、审议批准《公司二〇〇〇年度经审核的财务报告》；

同意513，006，200股，占出席会议表决权股份的100%。

其中本报告审议内容包括了公司在《中国证券报》和《上海证券报》刊登的股东大会通告的第八项审议内容，即《职工住房损失冲减股东权益的议案》。

四、 审议批准年度未的核数师报

同意513，006，200股，占出席会议表决权股份的100%。

五、 审议批准续聘广州羊城会计师事务所有限公司和罗兵咸永道会计师事务所为公司核数师，并授权董事会决定其报酬。

同意513，006，200股，占出席会议表决权股份的100%。

六、 审议批准《公司二〇〇〇年度利润分配及派息方案》；

同意513，006，200股，占出席会议表决权股份的100%。

具体方案如下：

公司二〇〇〇年度实现净利润为人民币 146，234，183 元，本公司及其子公司分别计提 10%的法定公积金和法定公益金，二项合计为人民币68，885，709元，余下的税后利润加期初未分配利润（-50，195，638元），可供股东分配利润为人民币27，152，836元。

二OOO 年度公司派发全年股息为人民币 0.05 元。其中，中期股息已按每股人民币 0.02 元派息人民币 14，658，000 元。末期股息按增发

股后的总股本 81，090 万股计算，每股人民币 0.03 元（A 股含税），派息为人民币 24，327，000 元。全年共派发人民币 38，985，000 元。未分配利润派发人民币 11，475，000 元，不足部分在留存的任意公积金中派发。

七、 授权董事会决定二OO一年度公司董事服务报酬，总金额不超过人民币 137 万元。

同意 513，006，200 股，占出席会议表决权股份的 100%。

八、 授权董事会决定二OO一年度公司监事服务报酬，总金额不超过人民币 25 万元。

同意 513，006，200 股，占出席会议表决权股份的 100%。

会议以特别决议案方式审议批准如下议案：

授权董事会依照有关规定在有关期限内配发及发行新股份，并授权董事会据此对本公司章程作出必要的修改和办理有关的变更登记手续。

同意 513，006，200 股，占出席会议表决权股份的 100%。

经验证，公司本次股东大会就公告中列明的事项以记名投票方式进行了逐项表决，并按公司章程规定的程序进行监票，当场公布表决结果，普通决议案均以出席会议的股东所持表决权半数以上通过，特别决议案均以出席会议的股东所持表决权的三分之二以上通过。会议记录由出席会议的公司董事签名，其表决程序符合有关法律法规、规范性文件及公司章程规定。

本法律意见书仅供公司本次股东大会使用，未经本所许可，不得用作其他任何用途。

广东正平天成律师事务所

律师：吕


LAW FIRM

二00一年六月十五日

广东正平天成律师事务所关于
广州市医药物资供应公司与广州市医药公司
关联交易的法律意见书

（2001）穗正法字第 046 号

致：广州药业股份有限公司

广东正平天成律师事务所（以下简称“本所”）接受广州药业股份有限公司（以下简称“股份公司”）的委托，谨对广州药业股份有限公司全资子公司广州市医药公司（以下简称“医药公司”）受让广州市医药物资供应公司（以下简称“物资供应公司”）位于广州市荔湾区上九路 82 号办公大楼的关联交易事宜出具法律意见书。

本所律师已经对出具法律意见书有关的所有资料进行了审查，该等文件资料构成本法律意见书的依据，股份公司应当并已经向本所律师保证该等文件资料的真实性、准确性和完整性；本所律师已核查，已证实股份公司向本所律师提供的有关部门副本材料和复印件与原件是一致的。

本所律师依据本律师意见书出具日以前已经发生或存在的事实，以及我国现行有效的法律、法规和规范性文件发表法律意见。

本法律意见书仅供股份公司为受让交易物之目的使用，未经本所书面同意，不得用于其他用途。

根据《中华人民共和国证券法》（以下简称“证券法”）、《中华人民共和国公司法》（以下简称“公司法”）、中国证券监督管理委员会《关于规范上市公司重大购买及出售资产行为的通知》（以下简称“通知”）、《中华人民共和国国有土地使用权出让和转让暂行条例》（以下简称“暂行条例”）及其他有关规定，按照律师行业公认的业务标准、道德规范和勤勉尽责精神，本所律师出具法律意见如下：

一、关联交易双方的主体资格

出让方物资供应公司是广州市医药集团有限公司的全资子公司，受让方医药公司为股份公司的全资子公司。本所律师分别查验了物资供应公司和医药公司的《企业法人营业执照》，可以认定，本关联交易双方均为依法成立、合法存续的企业法人，具备实施相关交易的主体资格。

二、关联交易协议

出让方物资供应公司和受让方医药公司于二OO一年九月二十七日签署《房地产买卖合同》。按照合同规定，出让方物资供应公司将座落于广州市荔湾区上九路82号（测量2202号1幅地号）的自有房地产及其附属设施（房地产证号为：穗房地证字第0516705号）（以下称“出售物”）出售给医药公司，受让方医药公司同意根据此协议条款购买该出售物。根据广州羊城会计师事务所有限公司于二OO一年八月六日出具的评估基准日为二OO一年七月三十一日的《资产评估报告》，该房地产的评估价值为人民币39,239,480.00元。二OO一年八月十六日广州市国有资产管理局对《资产评估报告》以穗国资一评（2001）92号文作出确认。双方同意以评估价值进行交易。

由于出售物的土地性质是划拨土地，尚未办理国有土地有偿使用手续，同时该出售物尚存在未解除的抵押权，根据该份合同规定，出让方在办理房地产过户手续前需办结土地有偿使用手续，同时在该合同签署前，需取得抵押权人的同意。

三、出让物及出让条件

1、出让方物资供应公司此次出让房地产的土地使用权，系采用政府划拨方式取得，目前已拥有广州市国土局颁发的《房地产证》，但未办理国有土地有偿使用手续。

根据《暂行条例》的规定，划拨土地使用权的转让需符合下列四个条件并取得政府土地管理部门的批准：（1）土地使用者为公司、企业、其他经济组织和个人；（2）领有国有土地使用证；（3）具有地上建筑物、其他附着物的合法证明；（4）与国土局签署《土地使用权出让合同》，向政府补交土地出让金。因而，双方必须取得下列批准或批复后，才能进行土地使用权的转让行为：（1）物资供应公司需与广州市国土局签署《土地使用权出让合同》，向广州市人民政府补交土地使用权出让金；（2）取得广州市国土局对物资供应公司将该房地产转让给医药公司的书面批复。

2、该房地产分别于2000年将办公大楼1-4层抵押给中国农业银行广州市流花支行及5-9层抵押给中国工商银行广州市第一支行用于贷款，中国农业银行广州市流花支行出具了“有条件同意转让”的书面函件，中国工商银行广州市第一支行已出具“撤销抵押”的函件，撤销抵押的手续正在办理中。至此，出售物的转让已不存在抵押行为所引至的限制。

四、关联交易的批准程序

1、广州市医药集团有限公司为国有资产授权管理者，出让方物资供应公司已于二00一年八月十日取得广州市医药集团有限公司对出让该房地产的授权。

2、股份公司需召开临时股东大会，对本次医药公司的房地产受让事宜进行审议和批准。

由于双方的土地转让行为属关联交易，为保证交易的公允性，出让方集团公司在股份公司临时股东大会对该项交易表决时应予回避。

本法律意见书一式叁份，具有同等法律效力。

（此页无正文）

广东正平天成律师事务所

律师：章震亚、吕晖

二OO一年九月十七日

广东正平天成律师事务所
Z&T
LAW FIRM

广东正平天成律师事务所
关于广州药业股份有限公司二OO一年第一次
临时股东大会的法律意见书

02 DEC 24

致：广州药业股份有限公司

根据《中华人民共和国证券法》、《中华人民共和国公司法》、中国证券监督管理委员会《上市公司股东大会规范意见（2000 年修订）》（以下简称“《规范意见》”）和《广州药业股份有限公司章程》（以下简称“《公司章程》”），广东正平天成律师事务所作为广州药业股份有限公司（以下简称“公司”）聘请的法律顾问，就公司于二OO一年十一月十二日召开的二〇〇一年第一次临时股东大会（以下简称“本次股东大会”）所涉及的有关事宜，本所律师出具法律意见如下：

一、 本次股东大会的召集、召开程序

根据二〇〇一年九月二十八日刊登在《中国证券报》、《上海证券报》、《香港经济日报》和《Hong Kong iMail》上的《关于召开广州药业股份有限公司二〇〇一年第一次临时股东大会通告》的通知和《广州药业有限公司第二届董事会第八次会议决议公告》，公司董事会已于本次股东大会召开四十五日前以公告方式通知全体股东，公司发布的公告载明了会议的时间、地点、会议审议的事项，出席会议股东的登记办法、联系电话和联系人姓名。

公司本次股东大会于二〇〇一年十一月十二日上午十时在公司本部会议室召开，会议召开的时间、地点符合通知内容。

经验证，本次股东大会的召集、召开程序符合有关法律、法规、规范性文件及《公司章程》的规定。

二、 出席会议人员资格的合法有效性

1、 出席会议的股东及委托代理人

根据公司出席会议股东签名及授权委托书，出席会议股东及委托代理人6名，代表股份513,414,000股（其中国家股513,000,000股，A股0股，H股414,000股），占公司股份总数的63.31%。

经验证，上述股东及委托代理人参加会议的资格均合法有效。

2、 出席会议的其他人员

经验证，出席会议人员除股东及委托代理人外，还有公司董事、监事、董事会秘书、高级管理人员、律师及财务顾问。

三、 本次股东大会的表决程序

本次股东大会由出席会议的有表决权的股东以投票表决方式对《广州市医药公司购买广州市医药物资供应公司穗康大楼的议案》进行审议表决，本次会议有表决权的股份数为414,000股，其中赞成票404,000股，占出席会议有表决权股份的97.58%，反对票10,000股，占出席会议有表决权股份的2.42%。弃权票0票。

本次购买行为属本公司与控股股东广州医药集团有限公司之间的关联交易，因而广州医药集团有限公司对本议案无表决权。

经验证，公司本次股东大会就公告中列明的事项以记名投票方式进行了表决，并按公司章程规定的程序进行监票，当场公布表决结果。会议记录由出席会议的公司董事、监事签名。

本律师认为，本次股东大会的召集和召开程序、出席会议人员的资格和表决程序符合有关法律法规、规范性文件及《公司章程》规定，本次会议的决议合法有效。

（本页无正文）

广东正平天成律师事务所

律师：

二OO一年十一月十二日


LAW FIRM

广州药业股份有限公司
股票上市公告书

上市推荐人：国通证券有限责任公司

股票简称：广州药业
股票代码：600332
上市地点：上海证券交易所
上市时间：2001年2月6日
总股本：81,090万股
可流通股本：29,790万股（其中：H股21,990万股；A股7,800万股）
本次上市流通股本：7,800万股（A股）
股票登记机构：上海证券中央登记结算公司

重要提示

本公司董事会保证本上市公告书所载资料不存在任何遗漏、虚假陈述或者严重误导，并对其内容的真实性、准确性和完整性负个别和连带责任。上海证券交易所对本公司股票上市及有关事项的审查，均不构成对本公司的任何保证。

本公司董事会提醒广大投资者注意，凡本公告书未涉及的有关内容请投资者查阅2000年12月29日刊登于《上海证券报》和《证券时报》的《广州药业股份有限公司招股意向书》。

一、要　览

股票简称：广州药业

股票代码：600332

总股本：　81,090 万股

可流通股本：29,790 万股（其中：H 股 21,990 万股；A 股 7,800 万股）

本次可上市流通股本：7,800 万股（A 股）

上市地点：上海证券交易所

上市时间：2001 年 2 月 6 日

股票登记机构：上海证券中央登记结算公司

上市推荐人：国通证券有限责任公司

二、绪　言

广州药业股份有限公司（以下简称“本公司”或“公司”）股票上市公告书是根据《中华人民共和国公司法》、《中华人民共和国证券法》、《股票发行与交易管理暂行条例》、《公开发行股票公司信息披露实施细则》及《上海证券交易所股票上市规则》等国家有关法律、法规的规定，并按照中国证券监督管理委员会制定的公开发行股票公司信息披露的内容与格式准则第七号《上市公告书的内容与格式（试行）》而编制，旨在向投资者提供有关本公司的基本情况和本次股票上市的有关资料。

经中国证券监督管理委员会证监公司字[2000]228 号文核准，本公司已于 2001 年 1 月 8 日和 10 日成功增发了每股面值 1.00 元的人民币普通股股票 7,800 万股，每股发行价 9.80 元。

经上海证券交易所上证上字[2001]14 号《上市通知书》批准，本公司本次增发之股票将于 2001 年 2 月 6 在上海证券交易所挂牌上市交易，股票简称“广州药业”，股票代码“600332”。本公司总股本 81,090 万股，可流通股本 29,790 万股，本次上市流通股本为本次增发的 A 股 7,800 万股。

本公司已于 2000 年 12 月 29 日分别在《上海证券报》和《证券时报》上刊登了《广州药业股份有限公司招股意向书》，距今不足 6 个月，故与其重复的内容在此简要刊登，敬请投资者查阅本公司《招股意向书》。

本公司董事会已审议批准本上市公告书，董事会成员确信其中不存在任何重大

遗漏或者误导，并对其真实性、准确性、完整性负个别及连带责任。

三、公司概况

（一）基本情况

公司名称：广州药业股份有限公司

英文名称：GUANGZHOU PHARMACEUTICAL COMPANY LIMITED

公司注册资本：81,090万元

公司法定代表人：蔡志祥

成立日期：1997年9月1日

公司经营范围：经国资部门授权范围内的国有资产经营、投资、开发、资金融通。中成药的开发、生产；生物制品、保健药品、保健饮料的生产（持许可证经营）。批发和零售贸易（含中成药，其它国家专营专控项目除外）。

所属行业：医药行业

注册地址：中国广东省广州市沙面北街45号

电话：（020）81218084、81218117

传真：（020）81876408

联系人：何舒华、黄瑞媚

（二）公司历史情况简介

广州药业是经国家体改委体改生字[1997]139 号文批准，由广州医药集团有限公司（以下简称“广药集团”）独家发起，将其属下的八家中成药制造企业和三家医药贸易企业重组后，于 1997 年 9 月 1 日以发起方式设立的股份有限公司。经国家体改委体改生字[1997]145 号文及国务院证券委证委发[1997]56 号文批准，本公司于 1997 年 10 月 21 日发行 21,990 万股 H 股，并于 1997 年 10 月 30 日在香港联合交易所上市。广州药业股票在香港联交所简称为“广州药业”，股票编码为“0874”。

经中国证券监督管理委员会证监公司字[2000]228 号文核准，本公司于 2001 年 1 月 8 日和 10 日成功增发 7,800 万股 A 股。本次 A 股增发完成后，本公司总股本为 81,090 万股。

2001 年 1 月 17 日，本公司在广州市工商行政管理局办理了工商注册变更登记。注册资本：81,090 万元；营业执照号码：4401011101830。

四、股票发行及承销

(一)本次A股增发情况

1、发行日期：2001年1月8日和1月10日

2、发行数量：7,800万股

3、发行价格：人民币9.80元/股

4、发行方式：本次增发采用网下对证券投资基金累计投标询价和网上对社会公众投资者在申购价格区间内累计投标询价发行相结合的发行方式

5、募集资金总量：73,798.93万元（已扣除发行费用）

6、发行情况：本次增发网下证券投资基金累计投标询价申购部分9.80元以上(含9.80元)的有效申购户数为36户，有效申购股数为1,121,000,000股；网上社会公众投资者9.80元的有效申购户数为160,048户，有效申购股数为5,575,610,000股。

根据发行人与主承销商确定的本次A股增发的发行价格和发行数量，中签率为1.16476844%。其中网下配售比例为1.16476360%；网上中签比例为1.16476942%。

7、持有1,000股以上的户数：57,262户

8、发行费用总额：2,641.07万元

9、每股发行费用：0.3386元

10、发行市盈率：50.84倍(根据2000年盈利预测全面摊薄计算)

(二)股票承销

本次增发A股7,800万股已被证券投资基金和社会公众投资者全额认购，承销团成员无余额包销。

(三)验资报告

1、募集资金的入帐情况

本次增发募集资金净额737,989,328.77元已于2001年1月16日划入本公司指定帐户（开户银行：招商银行深圳东园支行；帐号：4982087710001）。

2、验资报告

验 资 报 告

(2001)羊验字第4526号

广州药业股份有限公司：

我们接受委托，对贵公司增发人民币普通股的实收股本的真实性和合法性

进行了审验。在审验过程中，我们按照《独立审计实务公告第1号一验资》的要求，实施了必要的审验程序。贵公司的责任是提供真实、合法、完整的验资资料，保护资产的安全、完整。我们的责任是按照《独立审计实务公告第1号一验资》的要求，出具真实、合法的验资报告。

贵公司变更前的注册资本和实收股本均为人民币 732,900,000 元。经中国证券监督管理委员会证监公司字[2000]228 号文批准，贵公司发行了人民币普通股 78,000,000 股，每股面值人民币 1 元。根据我们的审验，截至二零零一年一月十六日止，贵公司已收到募集资金人民币 764,400,000 元，扣除与发行相关的费用人民币 26,410,671.23 元后，贵公司实际增加投入资本人民币 737,989,328.77 元，其中股本人民币 78,000,000 元，溢价发行收入人民币 659,989,328.77 元计入资本公积。经本次增资扩股后，贵公司的股份总数为 810,900,000 股，实收股本为人民币 810,900,000 元。

附件一：变更前后注册资本、实收股本对照表

附件二：验资事项说明

附件三：募股资金银行进账单复印件

广州羊城会计师事务所有限公司　　中国注册会计师　黄伟成

中国注册会计师　张　宁

中国· 广州

二零零一年一月十六日

五、董事、监事和高级管理人员简介及持股情况

1、公司董事、监事及高级管理人员简历

执行董事：

蔡志祥先生，50 岁，本公司董事长，于一九八一年加入广药集团，具有十八年多的医药业经验。蔡先生于一九九一年在广州市行政学院毕业并获得经济管理大学本科文凭，并于二零零零年获美国管理技术大学管理学硕士学位。蔡先生同时兼任广药集团董事长，亦为广州市红十字会常务理事、副主席，广东省医药工商联合会名誉副会长。

李益民先生，49 岁，本公司副董事长及主管中药师，于一九七零年加入广

药集团，具有近三十年中药业经验，于一九七六年在中山大学生物系进修，其后于一九九三年在美国参加商业及市场推广专业培训，并于二零零零年获美国管理技术大学管理学硕士学位。现为广药集团的副董事长兼总经理。李先生同时也是中国非处方药物协会副会长、中国中药企业管理协会常务理事、中国中医药学会常务理事、广东省中医药学会副会长、广东省医院中药管理专业委员会第一届专家委员会副主任委员、广州连锁经营协会副会长。

陈翔志先生，37 岁，本公司总经理，一九八五年加入广药集团。陈先生于一九八五年毕业于华南师范大学，其后，在美国康州大学参加营销管理培训，并于二零零零年在广东社会科学院政治经济学研究生毕业。现兼任广州羊城药业股份有限公司董事长兼总经理，同时兼任广州福高药业有限责任公司董事长、广东省营销学会理事、广东省中医药学会常务理事。

冯赞胜先生，50 岁，本公司副总经理及主管药师，一九七零年加入广药集团，专责集团的市场推广部。冯先生于一九七七年在广州医学院毕业，持有医疗系大学本科文凭。现为广州市医药公司经理兼批发部经理，亦任中国医药商业协会副会长、广东省医学会常务理事及贸易专业副主任委员。

非执行董事：

朱幼麟先生，56 岁，香港特别行政区第一届立法会议员，亦为华德丰集团有限公司的董事总经理。于美国东北大学取得管理学硕士学位，并在美国哈佛大学取得工商管理硕士学位。

张伯华先生，68 岁，越秀企业（集团）有限公司及越秀投资有限公司名誉董事长，骏威投资有限公司名誉主席。

吴张先生，43 岁，现任广州证券有限责任公司董事长。于澳洲梅铎大学取得工商管理硕士学位，具有坚实的经济金融理论基础和丰富的证券管理经验，于一九八九年至一九九九年先后担任广州越银财务发展公司总经理、香港越秀财务有限公司董事副总经理、香港越秀证券有限公司董事副总经理。

刘锦湘先生，60 岁，现任越秀企业（集团）有限公司及越秀投资有限公司董事长兼总经理，同时也是越秀交通有限公司董事长，于一九六四年在中国西安建筑科技大学毕业，在工业技术、企业及经济事务管理方面积逾 30 年经验。曾任广州市经济委员会主任及广州市副市长。

黄卜仁先生，64 岁，于一九九六年取得中国税务师及注册税务师职称，从事财税工作四十余年，具有丰富的财政、税务管理经验。曾先后担任广州市财

政（税务）局分局局长、广州市财政（税务）局副局长及广州市物价局局长。

内部监事：

陈灿英先生，50岁，本公司监事会主席，于一九八五年在广州市委党校毕业。现为广州市企业家协会常务理事、《中药事业报》编辑委员会委员及全国中药经济研究会常务理事。

外部监事：

谭思马先生，37岁，现任广州证券有限责任公司副董事长、总经理，中山大学经济学硕士，具有丰富的证券理论知识和证券管理经验。曾任香港越秀财务公司副总经理，广州越银财务发展公司执行董事、总经理，广州证券公司副总经理。

罗继东先生，47岁，现任招商银行广州市分行行长，高级经济师，西南财经大学经济学硕士，有丰富的财经管理经验，兼任中国人民银行广州市分行副行长。

高级管理人员：

肖承先生，58岁，高级经济师，本公司副总经理，专责本公司的生产规划及科技改良部门，于一九五八年加入广药集团，具有三十多年的企业管理经验。肖先生于一九八九年在广州业余大学毕业，持有行政管理大学专科文凭。

黎德成先生，40岁，于一九七八年加入广药集团，现任本公司副总经理。于一九八八年在广州师范学院毕业，持有政治及经济管理大学专科文凭，现为广州潘高寿药业股份有限公司副总经理。

江士杰先生，64岁，于一九五五年加入广州医药集团，现任本公司高级会计师及财务总监。江先生于一九五四年从广州市财政学校毕业，持有会计毕业证书。江先生同时也是广州市会计师公会理事及中国医药会计学会的常务理事。

董事会秘书：

何舒华先生，44岁，一九八二年加入广药集团，现任统计师及本公司董事会秘书。于一九八二年毕业于中山大学生物系。一九九五年，何先生取得中山大学理学硕士学位。何先生同时也是中国数学会均匀设计分会理事、广东省现场统计学会常务理事、中国国家医药局南方医药经济研究所特约研究员及《中药市场与信息》杂志编委。

2、持股情况

本公司董事、监事及高级管理人员均未持有本公司股票。

六、公司设立

1、本公司是经国家体改委体改生字[1997]139 号文批准，于 1997 年 9 月 1 日由广药集团以其所属的八家中成药制造企业和三家医药贸易企业的国有权益组建的国有控股公司，总股本为 51,300 万股。经国家体改委体改生字[1997]145 号文及国务院证券委证委发[1997]56 号文批准，本公司于 1997 年 10 月 21 日发行境外上市外资股 H 股 21,990 万股，并于 1997 年 10 月 30 日在香港联合交易所上市，公司总股本增至 73,290 万股。经中国证券监督管理委员会证监公司字[2000]228 号文批准，本公司已于 2001 年 1 月 8 日和 1 月 10 日成功发行人民币普通股 7,800 万股，每股发行价人民币 9.80 元。

2、本次 A 股增发后，本公司工商注册变更登记工作已经结束，详细资料如下：

注册资本：81,090 万元

变更登记时间：2001 年 1 月 17 日

注册地址：广东省广州市沙面北街45号

法定代表人：蔡志祥

营业执照注册号码：4401011101830

七、关联方及关联交易

1、关联方

本公司的主要关联企业包括：本公司的控股股东广药集团及其下属企业；本公司的全资企业、控股企业和参股企业；本公司全资企业、控股企业的对外投资企业。

2、关联交易

本公司与各关联企业在采购、销售、商标、建筑物租赁、生活后勤服务等方面存在关联交易。本公司与各关联企业遵照市场原则签定一系列协议，确保公平交易。

①提供职工住房服务合同

本公司 1997 年 9 月 1 日与广药集团签订了《提供职工住房服务合同》，本公司有偿使用广药集团拥有的位于广州市的面积 110,000 平方米的职工住房。本公司每季度向广药集团支付一定的服务费，其中租用职工房的服务费支付标准为同期广州市国土局、房地产管理局及广州市物价局联合厘定的成本租金与广药集团所定的职工房的公房标准租金的差额；购买职工房的费用支付标准为广州市有关房改政策所出售的优惠房价与广药集团建设或购入该职工房的成本（扣除折旧后）的差额。该合同的初步期限截止到 2007 年 12 月 31 日。

②综合服务合同

本公司 1997 年 9 月 1 日与广药集团签订了《综合服务合同》，约定由广药集团向本公司员工提供职工饭堂、幼儿园、托儿所、疗养院及医疗诊所等生活服务，并明确服务费用标准如下：1997 年度的服务费按当年物业折旧费收取，以后每年的服务费按上一年的服务费增加 10%。该合同的初步期限截止到 2007 年 12 月 31 日。

③商标许可协议

本公司 1997 年 9 月 1 日与广药集团签订了《商标许可协议》，根据协议规定，本公司被许可有偿使用广药集团持有的 38 个商标，本公司每年按中国会计准则规定编制的财务报表显示的净销售额的千分之一向广药集团支付许可使用费。协议期限截止到 2007 年 8 月 31 日，在该协议期限内，本公司为许可商标的唯一合法使用人。

④租赁协议

本公司 2000 年 11 月 30 日与广药集团签订了租赁协议，根据协议约定，本公司租用广药集团若干楼宇作仓库及办公楼用途，每年支付固定租金(参考广州市房地产管理局制定的标准租金进行调整)，并按实际使用量支付公用设施和其他杂项费用。

⑤预付租金协议

本公司于 1998 年 8 月 28 日与广药集团签订了协议书，根据协议约定，广药集团拟改建办公楼，并承诺将改建之后的办公楼中约 800 平方米的部分在建成之后租赁给本公司使用，租金按当时广州市房地产管理局公布的市场租赁价格折让 38%计算。鉴于改建工程需投入大量资金，本公司承诺于协议生效之日起 180 天内向广药集团预付 600 万元租金。广药集团承诺该款项仅用于办公楼的建设，并可抵扣应付的租金。租赁期限应不少于 10 年或直至预付租金完全抵扣为止，以较长者为准。

发行人律师认为，上述协议的签订均遵循了公平、公允的市场原则。

上述协议正在执行之中。

3、本公司控股股东放弃竞争和避免利益冲突的承诺

本公司控股股东广药集团已于1997年本公司成立时与本公司签订了《避免同业竞争及优先销售权协议》。同时，广药集团于2000年10月19日向本公司作出了《关于避免同业竞争的承诺》：在广药集团为本公司的直接或间接控股股东的情况下，广药集团及其下属企业均不会直接或间接经营、从事与本公司及其附属公司产生竞争的业务，亦不会直接或间接进行研制、生产、经营任何同类型产品。

八、股本结构及大股东持股情况

（一）上市前本公司的股本结构：

股 份 类 型	数量(万股)	占总股本比例(%)
尚未流通股份：		
发起人股（国家股）	51,300	63.26
可流通股份：		
境内上市人民币普通股（A股）	7,800	9.62
境外上市外资股（H股）	21,990	27.12
总股本	81,090	100

（二）上市前公司前十名股东持股情况：

股 东	持股数（万股）	持股比例（%）
1、广州医药集团有限公司	51,300	63.26
2、HKSCC NOMINEES LIMITED 香港中央结算(代理人)有限公司	21,633.10	26.68
3、HSBC NOMINEES （HONGKONG）LIMITED	80	0.10
4、裕阳基金	47.76	0.06
5、同盛基金	47.76	0.06
6、普惠基金	47.76	0.06

7、兴华基金　47.76　0.06
8、安顺基金　47.76　0.06
9、景宏基金　47.76　0.06
10、金泰基金　47.76　0.06

九、财务会计资料

本公司截止2000年6月30日的主要会计资料,已于2000年12月29日分别在《上海证券报》和《证券时报》上刊登的《招股意向书》中进行了披露。因公告的时间距今较短，重复的内容在此不再赘述。本公告只公布经审计的会计报表、主要财务指标及主要会计报表附注，投资者欲了解详细内容，请到本公司《招股意向书》中披露的地点查阅。

（一）主要财务指标

项　目　指　标	2000年1-6月	1999年	1998年	1997年
1. 资产负债率(%)	48.34	50.33	53.33	56.72
2. 流动比率	1.44	1.43	1.39	1.41
3. 速动比率	0.97	0.93	0.90	0.92
4. 存货周转率	2.45	3.73	3.64	3.24
5. 应收帐款周转率	3.11	4.95	5.00	5.29
6. 净资产收益率(%)	5.93	9.42	9.83	9.58
7. 每股净利润(元)	0.118	0.176	0.169	0.152

从以上财务指标可见，本公司财务指标表中近三年半的流动比率保持在1.40左右且略有上升、速动比率保持在0.90左右且略有上升，这表明本公司资产流动性一直处于较好水平，且稳中有升；资产负债率逐年下降，反映公司偿债能力增强，资产流动性和财务安全性趋好；存货周转率和应收账款周转率一直保持在较好的水平，表明公司经营状况良好。

（二）会计报表（附后）

（三）会计报表主要项目附注

1、合并会计报表主要项目附注

（1）货币资金

	2000年6月30日余额
现金	657,498.56
银行存款	543,117,579.09
其他货币资金	7,338,032.61
	551,113,110.26

（2） 应收股利

应收股利期末余额反映本公司本部应收南海市南方包装有限公司 1999 年度股利。

（3）应收账款

①应收账款期末余额按账龄分析如下：

	2000年6月30日余额	占总额比例	坏账准备
1年以内	485,531,532.28	82%	5,298,858.51
1~2年	36,470,159.23	6%	4,560,550.80
2~3年	25,194,258.54	4%	8,580,581.58
3年以上	48,469,154.44	8%	26,857,349.83
	595,665,104.49	100%	45,297,340.72

②上述应收账款余额中，并无持本公司 5%(含 5%)以上股份股东的欠款。

③上述应收账款余额中，列前 5 名的大额客户欠款如下：

	2000年6月30日余额
广东省普宁市赵厝寮药材站	11,363,624.17
广东省人民医院	6,871,933.34
湛江市麻章瑞平药业有限公司	5,885,920.49
广州中医药大学第一附属医院	4,999,886.20
广东省中医院	4,940,024.22

（3） 其他应收款

①其他应收款期末余额按账龄分析如下：

	2000年6月30日余额	占总额比例	坏账准备
1年以内	72,466,803.70	44%	153,271.17
1~2年	13,995,971.37	9%	70,737.07
2~3年	16,102,269.41	10%	363,040.36
3年以上	60,842,692.05	37%	5,273,363.57
	163,407,736.53	100%	5,860,412.17

②其他应收款期末余额的具体内容如下：

	2000年6月30日余额
与外单位的往来款	80,133,621.60
业务活动借支	41,918,585.79
未报账的费用支出	17,154,522.90

各种保证金、押金及定金	6,033,014.11
备用金	2,571,607.92
其他应收暂付款	15,596,384.21
	163,407,736.53

③上述其他应收款余额中，持本公司 5%(含 5%)以上股份股东的欠款是广药集团欠本公司的往来款 3,990,554.22 元。

④账龄超过 3 年的大额其他应收款明细如下：

欠款单位	2000年6月30日余额	未收回原因
香港福高制药有限公司	5,598,000.00	对方已与本公司签订分期还款协议并制定了还款计划。
增城宏华有限公司	2,373,771.46	已诉讼，未能收回，已提坏账准备。
江苏江安制药有限公司	1,500,000.00	对方资金紧张，未能归还，本公司已上诉，初审胜诉。
广州奇星饮料有限公司	1,202,758.00	对方经营资金短缺，暂未还款。
职工宿舍购置款	1,122,072.76	由于未取得发票而暂挂账。
江苏靖江葡萄糖厂	1,000,000.00	对方资金紧张，未能归还，本公司已上诉，初审胜诉。

（4） 预付账款

大额预付账款包括：

	2000年6月30日余额
预付珠海特区医药公司进口药品款	41,883,278.12
预付珠海裕利医药有限公司进口药品款	5,490,248.81
预付南海市南方包装有限公司包装材料款	5,000,000.00

（5） 应收补贴款

应收补贴款期末余额 2,170,663.70 元反映本公司应收商品出口退税款。

（6） 长期股权投资

被投资公司名称	投资期限	占被投资公司股权比例	2000年6月30日余额	初始投资额	本期权益法增减额	长期投资减值准备	
南海市南方包装有限公司	2011年	21.42%	30,000,000.00	30,000,000.00	0.00	0.00	
广州中富药业有限公司	无期限	50.00%	1,382,777.70	1,464,515.34	342,109.35	0.00	
印尼三有实业有限公司	2014年	50.00%	973,076.06	940,512.82	0.00	0.00	
广州羊城医药保健有限公司	无期限	75.00%	959,612.06	2,000,000.00	0.00	0.00	
广州众胜药厂太和分厂	无期限	50.00%	785,315.05	1,000,000.00	0.00	785,315.05	注1
广州广京中药技术创新中心有限公司	2008年	70.00%	690,774.35	700,000.00	0.00	0.00	
茂名市广州采芝林药品批发商场有限公司	无期限	60.00%	600,000.00	600,000.00	0.00	0.00	
明泰实业(泰国)有限公司	2007年	40.00%	595,071.28	516,930.33	2,029.78	0.00	
暨华医疗器械责任有限公司	无期限	30.00%	500,000.00	500,000.00	0.00	0.00	
上海九和堂国药有限公司	2007年	20.52%	415,000.00	415,000.00	0.00	0.00	
大中城市中药贸易联合会股份有限公司	无期限	9.70%	400,000.00	400,000.00	0.00	400,000.00	注2
奇星马中药业有限公司	10年	40.00%	362,826.38	362,826.38	0.00	0.00	
交通银行广州分行	无期限		348,356.00	348,356.00	0.00	0.00	
广州市荔湾区福泰珠宝玉器金行	无期限	50.00%	300,000.00	300,000.00	0.00	0.00	
广州市药材公司北京路药材商场	无期限	20.00%	218,399.05	160,000.00	0.00	0.00	
九市十一厂经协体总公司	无期限		50,000.00	50,000.00	0.00	0.00	
合并价差			1,976,316.82	1,976,316.82	0.00	0.00	注3
			40,557,524.75	41,734,457.69	344,139.13	1,185,315.05	

注 1：广州众胜药厂太和分厂没有取得相关的生产许可证。本公司拟将其并入广州众胜药厂。

注 2：大中城市中药贸易联合会股份有限公司经营运作困难，本公司拟退出该项投资。

注 3：合并价差 1,976,316.82 元，反映本公司属下的广州潘高寿药业股份有限公司于 1999 年 10 月购买广州潘高寿天然保健品有限公司的 32%股份所支付的价款高于该股份在广州潘高寿天然保健品有限公司净资产所占份额的差额。经此交易，广州潘高寿药业股份有限公司持有广州潘高寿天然保健品有限公司的股份从原来的 43%增加至 75%。

(7) 应付账款

①应付账款期末余额按账龄分析如下：

	2000年6月30日余额	占总额比例
1年以内	393,531,997.57	84%
1~2年	46,412,591.20	10%
2~3年	9,234,110.23	2%
3年以上	18,544,459.97	4%
	467,723,158.97	100%

②上述应付账款余额中，并无欠持本公司5%(含5%)以上股份股东的款项。

(8) 应付股利

	2000年6月30日余额	欠付原因
境外公众股	10,996,858.03	1999年股利已在2000年7月支付；2000年中期股息，将在2000年下半年支付。
广州医药集团有限公司	10,260,000.00	2000年中期股息，将在2000年下半年支付。
内部职工股	4,298,977.98	1999年股利，将在2000年下半年支付。
香港广永财务有限公司	2,024,670.44	1999年股利，将在2000年下半年支付。
	27,580,506.45	

(9) 应交税金

	2000年6月30日余额
营业税	251,940.08
增值税	19,625,301.36
城市维护建设税	1,663,098.03
企业所得税	12,391,053.85
房产税	526,849.11
代扣税金	64,129.86
关税	-504,965.96
其他	28,646.56
	34,046,052.89

本公司报告期内执行上述第四点所示的税收政策。

(10) 其他应交款

	计缴标准	2000年6月30日余额
教育费附加	按增值税、营业税及消费税税额的3%计算	543,486.54
市区堤围防护费	按应税(增值税、营业税、消费税及资源税)收入的1.8‰计算	3,155,375.58

其他	206,202.34
	3,905,064.46

（11） 其他应付款

①其他应付款期末余额按账龄分析如下：

	2000年6月30日余额	占总额比例
1年以内	121,707,080.33	67%
1~2年	17,429,424.35	10%
2~3年	11,371,936.16	6%
3年以上	25,845,812.19	17%
	176,354,253.03	100%

②其他应付款期末余额的具体内容如下：

	2000年6月30日余额
与外单位的往来款	76,043,277.42
技术开发费	17,333,437.13
行政收费及税金附加费	10,684,892.02
代管住房公积金	9,229,766.36
租金	7,370,891.41
职工教育经费	6,865,170.83
劳动保险	6,266,246.68
供销承包费	5,979,000.00
收取的保证金、押金及定金	9,522,032.93
工会经费	1,184,483.29
职工奖励及福利基金	1,082,341.21
利息支出	485,738.14
其他应付暂收款	24,306,975.61
	176,354,253.03

（12） 一年内到期的长期负债

一年内到期的长期负债期末余额 16,000,000.00 元均为人民币抵押借款。

（13） 长期借款

贷款单位	借款起止期	年利率	2000年6月30日余额	借款条件
广州市工商银行第一支行	1999.12.22~2001.11.30	5.940%	14,000,000.00	资产抵押
广州市工商银行第二支行	2000.02.23~2001.08.08	6.534%	10,000,000.00	资产抵押
广州市工商银行第二支行	2000.02.25~2002.04.18	6.534%	10,000,000.00	资产抵押
广州市工商银行第二支行	2000.02.25~2002.03.15	6.534%	10,000,000.00	资产抵押
广州市工商银行第二支行	2000.03.06~2002.07.18	6.534%	10,000,000.00	资产抵押
广州市工商银行第二支行	2000.02.25~2001.11.02	6.534%	5,000,000.00	资产抵押
广州市工商银行第二支行	2000.02.29~2002.07.04	6.534%	5,000,000.00	资产抵押
广州市工商银行第二支行	2000.03.02~2002.08.04	6.534%	5,000,000.00	资产抵押
广州市工商银行第二支行	2000.03.02~2001.11.03	6.534%	5,000,000.00	资产抵押
广州市工商银行第二支行	2000.02.09~2002.05.04	6.534%	5,000,000.00	资产抵押
广州市工商银行第二支行	2000.02.25~2002.03.02	6.534%	5,000,000.00	资产抵押
			84,000,000.00	

（14） 长期应付款

债权人	款项内容	2000年6月30日余额
广州市国有资产管理局	代管国家分红基金	8,520,917.76
广州市国有资产管理局	国家股股利	10,712,447.44
广州市财政局	挖潜改造资金	9,500,000.00
其他		439,984.77
		29,173,349.97

（15） 股本

	2000年6月30日余额	1999年12月31日余额	1998年12月31日余额	1997年12月31日余额
国家拥有股份	513,000,000.00	513,000,000.00	513,000,000.00	513,000,000.00
香港上市外资股	219,900,000.00	219,900,000.00	219,900,000.00	219,900,000.00
	732,900,000.00	732,900,000.00	732,900,000.00	732,900,000.00

以上股本业经羊城会计师事务所以(97)羊验字第3683号验资报告验证。

（16） 资本公积

	2000年6月30日余额	1999年12月31日余额	1998年12月31日余额	1997年12月31日余额
股本溢价	152,314,353.84	152,314,353.84	152,314,353.84	152,314,353.84
接受捐赠资产准备	337,700.00	365,100.00	27,400.00	69,862.00
资产评估增值准备	97,727,570.41	97,727,570.41	96,915,618.86	92,785,289.10
股权投资准备	868,100.29	868,100.29	0.00	0.00
其他资产公积转入	21,379,448.96	15,379,448.96	12,710,428.33	11,705,913.08
减免税转入	173,360,780.31	167,589,898.31	156,574,906.16	147,734,203.02
	445,987,953.81	434,244,471.81	418,542,707.19	404,609,621.04

（17） 盈余公积

	2000年6月30日余额	1999年12月31日余额	1998年12月31日余额	1997年12月31日余额
法定盈余公积	83,724,836.82	70,420,658.80	41,997,350.40	14,840,137.09
法定公益金	70,685,017.61	58,261,426.80	36,097,867.34	10,318,174.35
任意盈余公积	58,976,651.79	58,093,641.09	22,706,867.68	586,801.86
减免税转入	5,318,554.06	5,320,977.54	5,297,866.17	3,935,160.88
	218,705,060.28	192,096,704.23	106,099,951.59	29,680,274.18

（18） 未分配利润

	2000年1月至6月	1999年	1998年	1997年
当期净利润	86,153,117.66	128,984,979.38	123,701,439.67	111,528,469.52
期初未分配利润	7,052,684.33	709,957.60	-3,113,304.66	0.00
减：利润分配	41,266,356.04	122,642,252.65	119,878,177.41	114,641,774.18
提取法定盈余	13,304,178.02	28,423,308.40	27,157,213.31	14,840,137.09

公积				
提取法定公益金	13,304,178.02	28,423,308.40	27,157,213.30	14,840,137.09
提取任意盈余公积	0.00	29,150,135.85	22,105,750.80	0.00
应付普通股股利	14,658,000.00	36,645,500.00	43,458,000.00	84,961,500.00
期末未分配利润	51,939,445.95	7,052,684.33	709,957.60	-3,113,304.66

①1997 年支付的股利 84,961,500.00 元反映上缴 1997 年 1 月至 8 月的国家股股利。

②本公司的利润分配政策详见上述第三点之 20。

③根据公司董事会于 2000 年 9 月 1 日作出的决议，2000 年中期未分配利润由新老股东共享。

（19） 主营业务收入净额

	2000年1至6月	1999年度	1998年度	1997年度
①制造及销售	712,774,553.49	1,118,156,979.78	1,179,717,695.46	1,126,963,606.97
②贸易				
批发	1,252,634,954.30	1,968,498,431.45	1,848,429,617.74	1,573,157,664.03
零售	163,590,132.95	316,517,706.03	311,214,280.33	300,616,015.29
进出口	27,087,557.86	51,317,250.86	44,339,045.04	71,485,820.19
	1,443,312,645.11	2,336,333,388.34	2,203,982,943.11	1,945,259,499.51
	2,156,087,198.60	3,454,490,368.12	3,383,700,638.57	3,072,223,106.48

（20） 投资收益

		2000年1至6月	1999年度	1998年度	1997年度
股票投资	成本法	0.00	107,795.08	-40,621.58	76,443.86
	权益法	0.00	0.00	0.00	0.00
其他股权投资	成本法	3,135,085.11	2,814,019.02	1,967,535.58	2,114,582.66
	权益法	344,139.13	-250,418.93	-805,826.47	-1,728,744.72
债权投资		193,830.92	443,058.98	1,009,056.60	1,126,125.36
		3,673,055.16	3,114,454.15	2,130,144.13	1,588,407.16

（21） 所得税

	2000年1至6月	1999年度	1998年度	1997年度
利润总额	118,107,981.30	178,344,647.69	165,410,796.58	168,219,650.78
应纳税所得额	175,702,305.13	271,163,049.33	214,893,448.80	226,480,801.88
差额	57,594,323.83	92,818,401.64	49,482,652.22	58,261,151.10
所得税额	26,355,345.77	40,674,457.40	32,234,017.32	47,374,126.95

各期应纳税所得额与会计利润总额的差额，主要是本公司根据《中华人民

共和国企业所得税暂行条例》及其实施细则的有关规定，对按规定不得列为成本、费用和损失的项目以及超过可列支标准的项目进行调整而形成。

2、关联方关系及其交易

(1) 存在控制关系的关联方

企业名称	注册地址	主营业务	与本企业关系	经济性质或类型	法定代表人
广州医药集团有限公司	广州市沙面北街45号	生产及销售	母公司	有限责任公司	蔡志祥
广州星群（药业）股份有限公司	广州市人民中路252号	生产及销售	子公司	股份有限公司	李兴华
广州中药一厂	广州市杉木栏路77号	生产及销售	子公司	国有控股	麦奇杰
广州陈李济药厂	广州市广州大道南1688号	生产及销售	子公司	国有控股	李国驹
广州众胜药厂	广州市多宝路昌华新街32号	生产及销售	子公司	国有控股	麦奇杰
广州奇星药厂	广州市新港中路赤岗北街33号	生产及销售	子公司	国有控股	朱柏华
广州敬修堂（药业）股份有限公司	广州市人民南路179号	生产及销售	子公司	股份有限公司	黄海涛
广州潘高寿药业股份有限公司	广州市解放北路618~620号	生产及销售	子公司	股份有限公司	廖景光
广州羊城药业股份有限公司	广州市白云区江村桥头侧	生产及销售	子公司	股份有限公司	陈翔志
广州市医药公司	广州市大同路97号	批发及零售	子公司	国有控股	冯赞胜
广州市药材公司	广州市光复南路140号	批发及零售	子公司	国有控股	苏德贵
广州市医药进出口公司	广州市沙面北街59号	批发及零售	子公司	国有控股	涂克金

(2) 存在控制关系的关联方的注册资本及其变化

货币单位：人民币万元

企业名称	期初数	本期增加数	本期减少数	期末数
广州医药集团有限公司	100,770	0	0	100,770
广州星群(药业)股份有限公司	5,350	0	0	5,350
广州中药一厂	1,167	0	0	1,167
广州陈李济药厂	752	0	0	752
广州众胜药厂	499	0	0	499
广州奇星药厂	560	0	0	560
广州敬修堂(药业)股份有限公司	6,210	0	0	6,210
广州潘高寿药业股份有限公司	4,332	0	0	4,332
广州羊城药业股份有限公司	6,189	0	0	6,189
广州市医药公司	835	0	0	835
广州市药材公司	882	0	0	882
广州市医药进出口公司	257	0	0	257

(3) 存在控制关系的关联方所持股份或权益及其变化

货币单位：人民币万元

企业名称	期初数	%	本期增加	%	本期减少	%	期末数	%

			数		数			
广州医药集团有限公司	51,300	70	0	0	0	0	51,300	70
广州星群(药业)股份有限公司	4,500	84.11	0	0	0	0	4,500	84.11
广州中药一厂	1,167	100	0	0	0	0	1,167	100
广州陈李济药厂	752	100	0	0	0	0	752	100
广州众胜药厂	499	100	0	0	0	0	499	100
广州奇星药厂	560	100	0	0	0	0	560	100
广州敬修堂(药业)股份有限公司	5,210	83.90	0	0	0	0	5,210	83.90
广州潘高寿药业股份有限公司	3,532	81.53	0	0	0	0	3,532	81.53
广州羊城药业股份有限公司	5,389	87.07	0	0	0	0	5,389	87.07
广州市医药公司	835	100	0	0	0	0	835	100
广州市药材公司	882	100	0	0	0	0	882	100
广州市医药进出口公司	257	100	0	0	0	0	257	100

(4) 关联方交易

① 不存在控制关系的关联方关系的性质

企业名称	与本公司的关系
广州天心药业股份有限公司	与本公司同一母公司
广州侨光制药厂	与本公司同一母公司
广州光华药业股份有限公司	与本公司同一母公司
广州明兴制药厂	与本公司同一母公司
广东制药厂	与本公司同一母公司
广州市医药物资供应公司	与本公司同一母公司
广州何济公制药厂	与本公司同一母公司
广州卫生材料厂	与本公司同一母公司
广州制药厂	与本公司同一母公司
广州制药十厂	与本公司同一母公司
广州医药经济拓展公司	与本公司同一母公司
广州医药贸易中心	与本公司同一母公司
广州市华南医疗器械有限公司	与本公司同一母公司
广州药用包装材料厂	与本公司同一母公司
广州医药集团盈邦营销有限公司	与本公司同一母公司

② 采购货物

货币单位：人民币千元

公司名称	2000年1至6月	1999年度	1998年度	1997年度
广州医药经济拓展公司	18	295	2,347	795
广州天心药业股份有限公司	2,656	5,489	8,940	3,008
广州侨光制药厂	2,016	2,576	11	3,278
广州光华药业股份有限公司	9,204	11,009	14,041	10,685
广州明兴制药厂	3,189	5,723	7,877	4,848
广东制药厂	5,859	6,887	0	841
广州市医药物资供应公司	1,431	6,718	6,738	1,370
广州何济公制药厂	807	936	3,380	3,047
广州卫生材料厂	509	520	2,706	4,443
广州医药贸易中心	0	0	0	9
广州市华南医疗器械有限公司	0	0	0	35
广州药用包装材料厂	0	0	0	104
广州制药厂	59	0	2,485	7,439
广州制药十厂	433	811	739	486

26,512	41,056	49,394	40,476

以上购货业务均采用政府的定价或按政府规定的定价方法制定的交易价格进行。

③ 销售货物

货币单位：人民币千元

公司名称	2000年1至6月	1999年度	1998年度	1997年度
广州医药经济拓展公司	368	76	330	6,680
广州天心药业股份有限公司	5,395	13,979	5,123	0
广州侨光制药厂	5,979	4,159	0	0
广州光华药业股份有限公司	0	0	680	1,509
广州明兴制药厂	200	0	0	32
广东制药厂	615	1,457	0	0
广州市医药物资供应公司	2,414	0	3,928	3,290
广州何济公制药厂	256	324	271	70
广州卫生材料厂	0	0	3,476	1,576
广州医药贸易中心	0	0	0	18
广州药用包装材料厂	0	0	0	128
广州医药集团盈邦营销有限公司	155	0	0	0
广州制药厂	0	0	630	1,940
	16,279	20,339	14,590	15,702

以上销售业务均采用政府的定价或按政府规定的定价方法制定的交易价格进行。

④ 应收应付款项

	2000年6月30日	1999年12月31日	1998年12月31日	1997年12月31日
应收账款：				
广州市医药物资供应公司	704,583.14	0.00	6,984.00	7,000.00
广州天心药业股份有限公司	969,021.49	3,114,501.49	5,519,999.99	0.00
广州侨光制药厂	-932,875.00	92,685.00	0.00	0.00
广州医药集团有限公司	0.00	1,475,000.00	0.00	0.00
广州医药集团盈邦营销有限公司	181,861.77	0.00	0.00	0.00
广州侨光制药厂	4,250,375.00	3,023,250.00	0.00	2,000.00
广州明兴制药厂	0.00	0.00	0.00	5,000.00
广州陈李济药业集团公司	0.00	110,000.00	98,000.00	5,000.00
广东制药厂	315,000.72	80,749.91	790,000.00	26,000.00

	2000年6月30日	1999年12月31日	1998年12月31日	1997年12月31日
应付账款：				
广州卫生材料厂	20,000.00	0.00	0.00	100,000.00
广州侨光制药厂	204,000.00	0.00	2,000.00	244,000.00
广州明兴制药厂	385,000.00	119,000.00	113,000.00	661,000.00
广州何济公制药厂	126,000.00	5,000.00	6,000.00	488,000.00
广州天心药业股份有限公司	245,000.00	217,000.00	94,000.00	469,000.00
广州市医药物资供应公司	373,000.00	98,000.00	15,000.00	182,000.00
广东制药厂	224,138.60	49,000.00	18,000.00	11,000.00
广州光华药业股份有限公司	85,000.00	109,000.00	70,000.00	618,000.00
广州制药十厂	43,000.00	7,000.00	0.00	0.00

其他应收款：				
广州医药集团有限公司	3,990,554.22	1,371,910.89	1,355,860.89	1,308,082.54
广州药用玻璃厂	350,000.00	350,000.00	0.00	0.00

⑤ 提供或接受劳务

	注	2000年1至6月	1999年度	1998年度	1997年度
职工住房服务费	[1]	1,545,000.00	3,303,400.00	3,316,820.00	320,180.00
综合服务费	[2]	202,000.00	398,000.00	364,230.00	62,670.00
		1,747,000.00	3,701,400.00	3,681,050.00	382,850.00

注[1] 根据本公司本部与广药集团于 1997 年 9 月 1 日签订的职工住房服务合同，以及于 1997 年 12 月 31 日所发出的补充通告，广药集团同意为本公司的员工继续提供职工住房。本公司本部按照上述职工住房账面净值的 6%支付服务费。上述职工住房服务合同将于 2007 年 12 月 31 日期满。

注[2] 根据本公司本部与广药集团于 1997 年 9 月 1 日签订的综合服务合同，广药集团为本公司提供若干福利设施，本公司负责经营、管理及维修这些福利设施，并按照截至 1997 年末止这些福利设施的累计折旧厘定服务费，服务费每年按上年度水平的 10%递增。此综合服务合同将于 2007 年 12 月 31 日期满。

⑥ 租赁

根据本公司本部与广药集团于 1997 年 9 月 1 日签订的租赁协议及办公楼租赁协议，本公司租用广药集团若干楼宇作仓库及办公楼用途，为期 3 年，每年支付固定租金(参考广州市房地产管理局制定的标准租金进行调整)，以及按实际使用量支付公用设施和其他杂项费用。各会计期的租金支付情况为，1997 年度 213,000.00 元，1998 年度 2,102,200.00 元，1999 年度 2,422,000.00 元，2000 年 1 至 6 月 1,325,000.00 元。

⑦ 担保

本公司为关联方向银行借款提供担保的情况如下：

公司名称	2000年6月30日	1999年12月31日	1998年12月31日	1997年12月31日
广州光华药业股份有限公司	0.00	2,800,000 .00	5,800,000.00	12,800,000.00
广州天心药业股份有限公司	0.00	0.00	0.00	1,500,000.00
广州市医药物资供应公司	0.00	0.00	0.00	4,480,000.00
广州医药贸易中心	0.00	0.00	16,000,000.00	16,000,000.00
	0.00	2,800,000.00	21,800,000.00	34,780,000.00

⑧ 许可协议

根据本公司本部与广药集团于 1997 年 9 月 1 日签订的商标许可协议，本公司于商标许可协议签订日起计 10 年内可使用 38 个广药集团拥有的商标，并按照本公司的销售净额的千分之一支付商标使用费。此商标许可协议将于 2007 年 9 月 1 日期满。各期的商标使用费支付情况为，1997 年度 979,720.00 元，1998

年度3,586,970.00元,1999年度3,495,800.00元,2000年1至6月2,309,000.00元。

⑨ 预付租金

根据本公司本部与广药集团于1998年8月28日签订的协议书,广药集团同意本公司本部租用其扩建的新办公大楼的部分场地。本公司本部支付的租金按当时的市场租赁价格折让38%计算。由于广药集团需要资金进行办公楼扩建工程,本公司本部已根据上述协议书的规定向广药集团预付租金6,000,000.00元。广药集团承诺该款项仅用于办公楼的建设,并可抵扣应付的租金。租赁年期应不少于10年或直至预付租金完全抵扣为止,以较长者为准。

⑩ 房改补贴

根据本公司本部与广药集团于1997年9月1日签订的职工住房服务合同,广药集团同意在本公司本部的要求下以及在符合当期适用广州市地区内的房改政策的情况下,以优惠房价向本公司的职工出售职工住房。本公司本部同意按照优惠房价与广药集团建设或购入这些职工住房的成本(扣除累计折旧)的差额给予补贴,该补贴在购房手续完成后12个月内向广药集团支付。

十、董事会上市承诺

本公司董事会将严格遵守《中华人民共和国公司法》、《中华人民共和国证券法》、《股票发行与交易管理暂行条例》、《公开发行股票公司信息披露实施细则》和《上海证券交易所股票上市规则》及国家其它法律、法规的规定,并自本公司股票上市之日起作出如下承诺:

(一)按照法律、法规的规定程序和要求披露重大的信息,并接受证券主管机关、上海证券交易所、香港联合交易所的监督管理;

(二)及时、真实、准确地公布中期报告和年度报告,并置备于规定场所供投资者查阅;

(三)本公司董事、监事及高级管理人员如发生人事变动或持本公司股票发生变动时,在报告证券主管机关、上海证券交易所、香港联合交易所的同时向境内及境外投资者公布;

(四)在任何公共传播媒介中出现的消息可能对本公司股票的市场价格产生误导性影响时,本公司知悉后将及时对该消息予以公开澄清;

(五)本公司董事、监事及高级管理人员将认真听取社会公众的意见和批评,不利用已获得的内幕消息和其他不正当手段直接或间接从事股票买卖活动;

(六)本公司没有无记录负债;

（七）本公司全体董事、监事承诺在本公司股票上市后两个月内，签署《董事声明及承诺书》、《监事声明及承诺书》并送达上海证券交易所备案；其中声明事项发生变化时，董事、监事承诺在该等情况发生变化之日起两个月内向上海证券交易所提交最新资料备案，并保证资料的真实和完整。

十一、重要事项揭示

1、本公司于 2000 年度将 3 年以上坏帐准备的计提标准由 50%调整如下：3-4 年计提比例为 50%；4-5 年计提比例为 80%；5 年以上计提比例为 100%。

2、根据广州羊城会计师事务所有限公司对本公司出具的（2000）羊专审字第 148 号《盈利预测审核报告》，本公司 2000 年度盈利预测分别按 15%和 33%所得税率计算，预计净利润为 15,630.4 万元和 12,656.4 万元；2001 年度盈利预测按 33%所得税率计算，预计净利润为 13,044.5 万元。而根据财政部[2000]99 号文、广东省人民政府粤府函[1998]47 号文及广州市人民政府穗府函[1998]39 号文规定，本公司 2000 仍然享受实际税负为 15%的企业所得税优惠政策。

3、根据本公司《招股意向书》披露，本公司 2000 年中期的未分配利润及 2000 年 7 月 1 日起至本次股票发行完成前滚存的利润由新老股东共享。预计首次派发股利时间不晚于 2001 年 6 月 30 日。

4、截止本公告书公布之日，本公司无重大诉讼事项。

5、本公司第一大股东广州医药集团有限公司向上海证券交易所郑重承诺：自本公司股票上市之日起十二个月内，不转让其持有的本公司股份，也不由本公司回购其持有的股份（不包括在此期间新增的股份）。

6、除招股意向书和本公告书已披露事项以外，本公司董事会认为没有其他应披露而未披露的重要事项。

十二、备查文件目录

1、招股意向书；

2、中国证监会核准本公司增发 A 股的批文；

3、上海证券交易所上市通知书；

4、审计报告、财务报表及附注；

5、盈利预测审核报告；

6、验资报告；

7、公司股东大会决议、董事会决议；

8、公司营业执照；

9、公司章程；

10、重大合同；

11、其他备查文件。

十三、咨询机构

1、发行人：广州药业股份有限公司

法定代表人：蔡志祥

住所：中国广东省广州市沙面北街45号

电话：（020）81218084、81218117

传真：（020）81876408

联系人：何舒华、黄瑞媚

2、上市推荐人：国通证券有限责任公司

法定代表人：施永庆

住所：深圳市深南中路34号华强佳和大厦A座9层

电话：（0755）3677406、3796424

传真：（0755）3796489

联系人：王永兴、李丽芳

广州药业股份有限公司

2001年1月20日

6、验资报告；

7、公司股东大会决议、董事会决议；

8、公司营业执照；

9、公司章程；

10、重大合同；

11、其他备查文件。

十三、咨询机构

1、发行人：广州药业股份有限公司

法定代表人：蔡志祥

住所：中国广东省广州市沙面北街45号

电话：（020）81218084、81218117

传真：（020）81876408

联系人：何舒华、黄瑞媚

2、上市推荐人：国通证券有限责任公司

法定代表人：施永庆

住所：深圳市深南中路34号华强佳和大厦A座9层

电话：（0755）3677406、3796424

传真：（0755）3796489

联系人：王永兴、李丽芳



广州药业股份有限公司

董事会

2001年1月20日

合并资产负债表

编制单位：广州药业股份有限公司　　　　　　　　　　　　单位：人民币元

资　　产	附注	2000-6-30	1999-12-31	1997-12-31	1997-12-31
流动资产：					
货币资金	五-1	551,113,110.26	510,100,865.71	507,629,180.84	654,114,596.68
短期投资		-	-	-	-
减：短期投资跌价准备		-	-	-	-
短期投资净额		-	-	-	-
应收票据		-	121,780.02	44,948.38	695,766.91
应收股利	五-2	1,868,200.00	1,868,200.00	-	-
应收利息		-		-	-
应收帐款	五-3	595,665,104.49	526,803,686.93	550,191,158.03	508,900,526.71
其他应收款	五-4	163,407,736.53	196,887,542.80	209,322,598.45	159,357,694.06
减：　坏帐准备	五-3&4	51,157,752.89	46,492,801.91	40,880,476.82	34,542,240.16
应收款项净额		707,915,088.12	677,198,427.82	718,633,279.66	633,715,980.61
预付帐款	五-5	56,541,307.18	69,088,565.29	45,758,633.66	52,795,998.22
应收补贴款	五-6	2,170,663.70	1,661,604.28	1,041,017.90	-
存货	五-7	650,215,237.92	692,159,061.59	705,015,835.84	711,848,182.48
减：存货跌价准备	五-7	7,951,486.81	7,770,933.60	1,288,132.78	919,288.42
存货净额		642,263,751.11	684,388,127.99	703,727,703.06	710,928,894.06
待摊费用	五-8	3,653,400.10	5,117,564.41	5,939,061.86	9,781,560.23
待处理流动资产净损失		(3,983,978.42)	(445,035.90)	(1,300,752.19)	(26,872.83)
一年内到期的长期债权投资		-	2,466,650.00	-	133,316.38
其他流动资产		-	-	-	-
流　动　资　产　合　计		1,961,541,542.05	1,951,566,749.62	1,981,473,073.17	2,062,139,240.26
长期投资：					
长期股权投资	五-9	40,557,524.75	39,611,306.50	18,601,211.12	19,419,873.81
长期债权投资	五-10	231,896.00	1,231,896.00	3,726,050.00	3,736,195.00
长期投资合计		40,789,420.75	40,843,202.50	22,327,261.12	23,156,068.81
其中：合并价差	五-9	1,976,316.82	1,976,316.82	-	-
减：长期投资减值准备	五-9	1,185,315.05	1,185,315.05	2,079,657.86	1,370,832.55
长期投资净额		39,604,105.70	39,657,887.45	20,247,603.26	21,785,236.26
固定资产：					
固定资产原价	五-11	982,502,238.71	947,537,792.31	858,587,057.42	651,492,481.83
减：　累计折旧	五-11	316,484,956.79	282,413,414.85	231,328,758.78	187,497,252.42
固定资产净值		666,017,281.92	665,124,377.46	627,258,298.64	463,995,229.41
工程物资		-	-	-	-
在建工程	五-12	268,311,101.41	229,017,971.73	226,444,758.20	316,705,271.23
固定资产清理		25,945.47	-	1,000.10	(181,678.79)
待处理固定资产净损失		-	-	49,975.00	-

固 定 资 产 合 计		934,354,328.80	894,142,349.19	853,754,031.94	780,518,821.85
无形资产及其他资产:					
无形资产	五-13	115,718,369.83	113,842,144.25	111,500,545.15	110,230,909.16
开办费	五-14	4,049,082.82	4,726,494.58	5,046,367.20	2,678,847.46
长期待摊费用	五-15	25,556,949.02	22,275,338.53	23,541,409.47	21,530,990.89
其他长期资产		-	-	-	-
无形资产及其他资产合计		145,324,401.67	140,843,977.36	140,088,321.82	134,440,747.51
递延税款:					
递延税款借项		-	-	-	-
资 产 总 计		3,080,824,378.22	3,026,210,963.62	2,995,563,030.19	2,998,884,045.88

公司负责人：蔡志祥　　　财务负责人：江士杰　　　制表人：梁国华

合并资产负债表（续）

编制单位：广州药业股份有限公司　　　　　　　　　单位：人民币元

负债及股东权益	附注	2000-6-30	1999-12-31	1997-12-31	1997-12-31
流动负债：					
短期借款	五-16	468,130,000.00	622,150,000.00	654,359,000.00	741,804,000.00
应付票据		-	-	-	-
应付帐款	五-17	467,723,158.97	440,086,410.39	394,831,690.90	382,620,366.91
预收帐款		9,443,402.72	8,797,592.15	2,935,401.77	3,590,884.89
代销商品款		-	-	-	-
应付工资		102,051,526.85	97,158,027.88	87,479,422.91	59,165,638.29
应付福利费		31,892,915.98	29,620,736.98	28,277,603.78	34,807,640.93
应付股利	五-18	27,580,506.45	22,056,230.99	25,843,992.62	32,335,749.61
应交税金	五-19	34,046,052.89	17,184,521.90	54,223,086.06	43,608,142.55
其他应交款	五-20	3,905,064.46	2,252,898.55	2,523,887.59	2,705,741.67
其他应付款	五-21	176,354,253.03	101,046,547.88	155,231,449.00	149,148,985.55
预提费用	五-22	20,839,639.95	4,388,618.03	6,422,700.27	4,925,743.43
一年内到期的长期负债	五-23	16,000,000.00	18,000,000.00	13,000,000.00	6,240,000.00
其他流动负债		-	-	-	-
流动负债合计		1,357,966,521.31	1,362,741,584.76	1,425,128,234.91	1,460,952,893.84
长期负债：					
长期借款	五-24	84,000,000.00	27,600,000.00	28,910,000.00	86,587,180.00
应付债券		-	-	-	-
长期应付款	五-25	29,173,349.97	112,837,440.09	122,192,284.98	145,817,443.59
住房周转金		13,282,667.98	14,854,351.00	16,304,951.56	3,491,404.72
其他长期负债		5,000,000.00	5,000,000.00	5,000,000.00	4,162,200.00
长期负债合计		131,456,017.95	160,291,791.09	172,407,236.54	240,058,228.31
递延税项：					
递延税款贷项		-	-	-	-
负债合计		1,489,422,539.26	1,523,033,375.85	1,597,535,471.45	1,701,011,122.15
少数股东权益		141,869,378.92	136,883,727.40	139,774,942.35	133,796,333.17
股东权益：					
股本	五-26	732,900,000.00	732,900,000.00	732,900,000.00	732,900,000.00
资本公积	五-27	445,987,953.81	434,244,471.81	418,542,707.20	404,609,621.04
盈余公积	五-28	218,705,060.28	192,096,704.23	106,099,951.59	29,680,274.18
其中：公益金	五-28	70,685,017.61	58,261,426.80	36,097,867.34	10,318,174.35
未分配利润	五-29	51,939,445.95	7,052,684.33	709,957.60	(3,113,304.66)
股东权益合计		1,449532,460.04	1,366,293,860.38	1,258,252,616.38	1,164,076,590.56
负债及股东权益总计		3,080,824,378.22	3,026,210,963.62	2,995,563,030.19	2,998,884,045.88

公司负责人：蔡志祥　　　财务负责人：江士杰　　　制表人：梁国华

合并利润表

编制单位：广州药业股份有限公司　　　　单位：人民币元

项目	附注	2000年1月至6月	1999年度	1998年度	1997年度
一、主营业务收入		2,179,096,868.62	3,494,180,972.86	3,397,975,150.71	3,085,278,455.37
减：折扣与折让		23,009,670.02	39,690,604.74	14,274,512.14	13,055,348.89
主营业务收入净额	五-30	2,156,087,198.60	3,454,490,368.12	3,383,700,638.57	3,072,223,106.48
减：主营业务成本	五-31	1,622,777,837.51	2,585,389,481.16	2,571,961,962.27	2,295,882,967.52
减：主营业务税金及附加	五-32	10,713,708.77	18,337,810.81	14,842,841.54	14,567,407.10
二、主营业务利润		522,595,652.32	850,763,076.15	796,895,834.76	761,772,731.86
加：其他业务利润	五-33	16,031,828.05	35,862,677.72	20,887,305.48	17,278,171.33
减：存货跌价损失		149,767.69	20,146.35	368,844.36	875,643.13
减：营业费用		180,077,654.32	278,466,372.64	209,077,617.40	198,084,664.90
减：管理费用		227,823,099.10	407,765,396.84	415,734,388.49	368,482,598.25
减：财务费用	五-34	16,793,097.22	39,886,639.18	43,158,918.43	67,142,842.01
三、营业利润		113,783,862.04	160,487,198.86	149,443,371.56	144,465,154.90
加：投资收益	五-35	3,673,055.16	3,114,454.15	2,130,144.13	1,588,407.16
加：补贴收入		-	-	-	-
加：营业外收入	五-36	4,008,835.09	24,523,208.13	24,638,657.38	30,232,045.00
减：营业外支出	五-37	3,357,770.99	9,780,213.45	10,801,376.49	8,150,837.84
四、利润总额		118,107,981.30	178,344,647.69	165,410,796.58	168,134,769.22
减：所得税	五-38	26,355,345.77	40,674,457.40	32,234,017.32	47,374,126.95
减：少数股东损益		5,599,517.87	8,685,210.90	9,475,339.59	9,232,172.75
五、净利润		86,153,117.66	128,984,979.38	123,701,439.67	111,528,469.52

公司负责人：蔡志祥　　　　财务负责人：江士杰　　　　编制人：梁国华

合并利润分配表

编制单位：广州药业股份有限公司　　　　单位：人民币元

项目	附注	2000年1月至6月	1999年度	1998年度	1997年度
一、净利润		86,153,117.66	128,984,979.38	123,701,439.67	111,528,469.52
加：年初未分配利润		7,052,684.33	709,957.60	(3,113,304.66)	-
加：盈余公积转入数		-	-	-	-
二、可供分配的利润		93,205,801.99	129,694,936.98	120,588,135.01	111,528,469.52
减：提取法定盈余公积金		13,304,178.02	28,423,308.40	27,157,213.31	14,840,137.09
减：提取法定公益金		13,304,178.02	28,423,308.40	27,157,213.31	14,840,137.09
三、可供股东分配的利润		66,597,445.95	72,848,320.18	66,273,708.39	81,848,195.34
减：应付优先股股利		-	-	-	-
减：提取任意盈余公积金		-	29,150,135.85	22,105,750.80	-
减：应付普通股股利		14,658,000.00	36,645,500.00	43,458,000.00	84,961,500.00
减：转作股本的普通股股利		-	-	-	-
四、未分配利润		51,939,445.95	7,052,684.33	709,957.60	(3,113,304.66)

公司负责人：蔡志祥　　　　财务负责人：江士杰　　　　编制人：梁国华

合并现金流量表

2000 年 1-6 月

编制单位：广州药业股份有限公司　　　　单位：人民币元

项　　目	金　　额	项　　目	金　　额
一、经营活动产生的现金流量：		三、筹资活动产生的现金流量：	
销售商品、提供劳务收到的现金	2,511,622,145.01	吸收权益性投资所收到的现金	-
收到的租金	13,135,415.10	子公司吸收少数股东权益性投资所收到的现金	-
收到的税费返还	12,632,152.75	发行债券所收到的现金	-
收到的其他与经营活动有关的现金	79,121,353.60	借款所收到的现金	425,480,000.00
现金流入小计	2,616,511,066.46	收到的其他与筹资活动有关的现金	34,830,427.68
购买商品、接受劳务支付的现金	1,771,518,482.98	现金流入小计	460,310,427.68
经营租赁所支付的现金	13,383,734.59	偿还债务所支付的现金	468,918,000.00
支付给职工以及为职工支付的现金	173,392,493.67	发生筹资费用所支付的现金	5,196.53
支付的增值税款	116,360,860.75	分配股利或利润所支付的现金	26,129,584.78
支付的所得税款	19,069,842.48	子公司支付少数股东股利所支付的现金	2,999,501.79
支付的除增值税、所得税以外的其他税费	24,816,402.24	偿付利息所支付的现金	19,461,566.54
支付的其他与经营活动有关的现金	297,081,257.77	融资租赁所支付的现金	697,983.73
现金流出小计	2,415,623,074.48	减少注册资本所支付的现金	-
经营活动产生的现金流量净额	200,887,991.98	子公司减少注册资本支付给少数股东的现金	-
二、投资活动产生的现金流量：		支付的其他与筹资活动有关的现金	25,111,079.60
收回投资所收到的现金	3,060,260.00	现金流出小计	543,322,912.97
分得股利或利润所收到的现金	3,558,932.11	筹资活动产生的现金流量小计	(83,012,485.29)
取得债券利息收入所收到的现金	865,260.26		
处置固定资产、无形资产和其他长期资产而收到的现金净额	342,584.41		
收到的其他与投资活动有关的现金	1,141,033.54		
现金流入小计	8,968,070.32		
购建固定资产、无形资产和其他长期资产所支付的现金	69,261,006.04		
权益性投资所支付的现金	2,200,000.00		
债权性投资所支付的现金	-		
支付的其他与投资活动有关的现金	14,116,420.01		
现金流出小计	85,577,426.05	四、汇率变动对现金的影响额	(253,906.41)
投资活动产生的现金流量净额	(76,609,355.73)	五、现金及现金等价物净增加额	41,012,244.55

公司负责人：蔡志祥　　　　财务负责人：江士杰　　　　编制人：梁国华

合并现金流量表（附注）

2000年1-6月

编制单位：广州药业股份有限公司　　　　单位：人民币元

项目	金额
1、不涉及现金收支的投资和筹资活动：	
以固定资产偿还债务	0.00
以投资偿还债务	0.00
以固定资产进行长期投资	362,826.38
以存货偿还债务	0.00
融资租赁固定资产	0.00
2、将净利润调节为经营活动的现金流量：	
净利润	86,153,117.66
加：计提的坏帐准备或转销的坏帐	4,715,964.24
固定资产折旧	36,424,958.68
无形资产摊销	6,317,941.95
处置固定资产、无形资产和其他长期资产的损失(减：收益)	558,088.09
固定资产报废损失	(56,217.00)
财务费用	18,450,081.73
投资损失(减：收益)	(3,673,055.16)
递延税款贷项(减：借项)	0.00
存货的减少(减：增加)	42,124,376.88
经营性应收项目的减少(减：增加)	(87,245,017.99)
经营性应付项目的增加(减：减少)	68,108,196.57
增值税增加净额(减：减少)	20,183,205.61
其他	8,826,350.72
经营活动产生的现金流量净额	**200,887,991.98**
3、现金及现金等价物净增加情况	
货币资金的期末余额	551,113,110.26
减：货币资金的期初余额	510,100,865.71
现金等价物的期末余额	0.00
减：现金等价物的期初余额	0.00
现金及现金等价物净增加额	**41,012,244.55**

公司负责人：蔡志祥　　　　财务负责人：江士杰　　　　编制人：梁国华

证券代码：600332（A股） 0874（H股） 股票简称：广州药业 编号：临2001-001

02 APR -2 AM 8:53

广州药业股份有限公司

第二届第三次董事会会议决议公告

广州药业股份有限公司(以下简称本公司)第二届第三次董事会会议于二零零一年二月二十一日在本公司二楼会议室召开，会议应到董事九人，实到董事六名。董事长蔡志祥先生主持了会议；本公司监事及高级管理人员列席了会议，符合《公司法》及本公司《章程》之规定。经过会议充分讨论，到会董事一致表决同意，并形成以下决议：

1. 决定广州中药一厂吸收合并广州众胜药厂，并委托广州中药一厂按法律规定的程序负责实施（广州中药一厂和广州众胜药厂均为本公司的全资子公司）；

2. 同意北京中医药大学将其享有的广京中药技术创新中心30%的股权转让予广州市医药工业研究所，本公司放弃优先认购权，并同意广京中药技术创新中心更名；

3. 决定成立董事会属下的投资管理委员会，并由董事会授权该委员会行使下列职权：

（1）审核公司的年度综合投资计划和投资方案；

（2）审核、监督下属企业投资计划及投资项目；

（3）审核、批准单项投资额少于公司净资产总额3%以下，且全年累计投资额少于公司净资产总额10%的对外投资（包括收购、兼并）项目；

（4）审核、批准短期投资项目（仅限于单项投资额少于公司净资产3%的项目，且全年累计投资额少于公司净资产10%）；

（5）董事会委托的其它投资项目的审核、批准和管理工作。

投资管理委员会组成如下：

主　任：蔡志祥

副主任：李益民

委　员：陈翔志、肖　承、江士杰、何舒华、项志行


广州药业股份有限公司
董事会

广州药业股份有限公司董事会

二零零一年二月二十一日

股票简称：广州药业　股票代码：600332 公告编号：2001-临 002

广州药业股份有限公司

第二届第四次董事会会议决议公告

广州药业股份有限公司(以下简称本公司)第二届第四次董事会会议于二零零一年四月二十日在本公司所在地广州沙面北街四十五号二楼会议室召开，会议应到董事九人，实到董事六名。董事长蔡志祥先生主持了会议；本公司监事及高级管理人员列席了会议，符合《公司法》及本公司《章程》之规定。经过会议充分讨论，到会董事一致表决同意，并形成以下决议：

1. 审议通过本公司二零零零年度董事会报告书；

2. 审议通过本公司二零零零年度经审核的财务报告；

3. 审议通过二零零零年度的核数师报告；

4. 通过续聘任期届满的公司核数师（广州羊城会计师事务所有限公司）及国际核数师（罗兵咸永道会计师事务所），并授权董事会决定其酬金；

5. 审议通过本公司二零零零年度末之利润分配及派息方案；

（1） 税后利润分配：本公司及所属子公司分别计提法定公积金 10%和法定公益金 10%，不计提任意公积金，余下的税后利润加上期初未分配利润以后，向股东分派股息。

（2） 派息计划：二零零零年建议每股派股息 0.05 元，其中二零零零年中期已按每股 0.02 元派息，二零零零年末每股拟派 0.03 元(A 股含税)。

6. 审议通过本公司董事及监事服务报酬总金额；

建议二零零一年度董事及监事的服务酬金总额为 224 万元。

7. 审议通过本公司实施长期激励机制议案；

8. 审议通过关于职工住房损失冲减股东权益的议案；

本公司根据国家有关住房改革政策先后将职工现行住房按有关规定以优惠价售予职工，由此出现的房改损失截止二零零零年末共计 104,600,614 元。上述损失按财政部[2000]295 号文的规定，由于房改造成的损失，冲减年初未分配利

02 APR -2 PM 6:54

润，由此造成年初未分配利润负数的，年终经会计师事务所鉴证后，报经股东大会批准，依次以公益金、盈余公积金和资本公积金弥补。本公司二零零零年度经羊城会计师事务所审计，上述房改损失数冲减年初未分配利润后，造成年初未分配利润负数为 40,001,839 元，按顺序由公益金弥补 16,862,392 元，任意公积金弥补 17,587,945 元，法定公积金弥补 5,342,141.22 元，资本公积金弥补 209,360.84 元。

9. 审议通过有关授权董事以配发及发行新股份（H 股）的建议；

a) 在 c)段及 d)段的规限下，根据香港联合交易所有限公司证券上市规则（不时经修订）及中华人民共和国（“中国”）公司法，一般及无条件批准本公司董事行使本公司的一切权力，于有关期间内个别或共同配发或发行新股份，及董事行使权力决定配发或发行新股份的条款及条件（包括以下条款）：

1）将予发行的新股份的数目；

2）新股份的发行价；

3）开始及结束发行的日期；

4）将予发行予现有股东的新股份的类别及数目；及

5）作出或授予可能需要行使该等权力的售股建议、协议及购股权。

b) a)段所述的批准授权本公司董事于有关期间内作出或授予需要或可能需要于有关期间结束后行使该等权力的售股建议、协议及购股权。

c) 本公司董事根据 a)段所述的批准配发或有条件或无条件同意配发（不论是否根据购股权或以其他方式配发）的境外上市外资股及内资股的面值总额（不包括根据中国公司法及本公司的公司章程以法定公积金化作资本的方式发行的股份）分别不得超过本公司现已发行境外上市外资股及内资股的百分之二十（20%）。

d) 于根据上文 a)段行使权力时，本公司董事必须 1）遵守中国公司法及香港联合交易所有限公司证券上市规则（不时经修订）及 2）取得中国证监会的批准。

e) 就本决议而言：

“有关期间”乃指本决议案获通过之日起至下列三者中较早的日期止的期间：

1）本决议案获通过之日后十二个月；

2）本公司下届股东周年大会结束时；及

3）股东于股东大会上通过特别决议案撤回或修订本决议案所述授权之日。

f) 在中国有关部门批准的规限下及根据中国公司法，授权本公司董事于根据上文

a) 段行使权力时分别将本公司的注册资本增加至所需的数额，惟注册资本不得超过人民币 973,080,000 元。

g) 在中国有关部门批准的规限下，授权董事会对本公司的公司章程（包括第十八条及第二十一条）作出适当及必要的修订，以反映本公司资本根据此项授权而产生的变动。

10. 本公司定于二零零一年六月十五日星期五上午九时正在广州市沙面北街四十五号举行二零零零年度股东周年大会，并将上述决议提交股东周年大会批准。

特此公告。



广州药业股份有限公司

董事会

二零零一年四月二十日

股票简称：广州药业　股票代码：600332 公告编号：2001-临 003

广州药业股份有限公司
第二届第二次监事会会议决议公告

广州药业股份有限公司第二届第二次监事会会议于二零零一年四月二十日在本公司所在地广州市沙面北街四十五号二楼会议室召开。会议由监事会召集人陈灿英先生主持，监事会 3 名监事全部出席了会议。会议审议通过了《监事会二零零零年度工作报告》。

特此公告。



广州药业股份有限公司

监事会

二零零一年四月二十日

股 东 周 年 大 会 通 告

兹通告广州药业股份有限公司("公司")谨订于二零零一年六月十五日星期五上午九时在公司所在地中国广东省广州市沙面北街四十五号举行二零零零年度股东周年大会("本股东周年大会"),藉以处理以下事项:

A.以普通决议案的方式:

1. 审议通过公司年度末董事会报告书。
2.审议通过公司年度末监事会工作报告。
3.审议通过公司二零零零年度经审核的财务报告。
4.审议通过年度末的核数师报告。
5.续聘任期届满的公司核数师(广州羊城会计师事务所有限公司)及国际核数师(罗兵咸永道会计师事务所),并授权公司董事会(「董事会」)决定其酬金。
6.审议通过公司年度末之利润分配及派息方案。
7.审议通过授权董事会决定二零零一年度公司董事及监事服务报酬总金额。
8.审议通过职工住房损失冲减股东权益的议案。

B.以特别决议案的方式:

审议通过以下有关授权董事以配发及发行新股份(H股)的建议。

a) 在 c)段及 d)段的规限下,根据香港联合交易所有限公司证券上市规则(不时经修订)及中华人民共和国(「中国」)公司法,一般及无条件批准公司董事行使公司的一切权力,于有关期间内个别或共同配发或发行新股份,及董事行使权力决定配发或发行新股份的条款及条件(包括以下条款):

1) 将予发行的新股份的数目;
2) 新股份的发行价;
3) 开始及结束发行的日期;
4) 将予发行予现有股东的新股份的数目;及
5) 作出或授予可能需要行使该等权力的售股建议、协议及购股权。

b) a)段所述的批准授权公司董事于有关期间内作出或授予需要或可能需要于有关期间结束后行使该等权力的售股建议、协议及购股权。

c) 公司董事根据 a)段所述的批准配发或有条件或无条件同意配发(不论是否根据购股权或以其他方式配发)的境外上市外资股及内资股的面值总额(不包括根据中国公司法及公司的公司章程以法定公积金化作资本的方式发行的股份) 分别不得超过公司现已发行境外上市外资股及内资股的百分之二十(20%)。

d) 于根据上文 a)段行使权力时,公司董事必须 1)遵守中国公司法及香港联合交易所有限公司证券上市规则(不时经修订)及 2)取得中国证券监督管理委员会的批准。

e) 就本决议而言:

「有关期间」乃指本决议案获通过之日起至下列三者中较早的日期止的期间:

1) 本决议案获通过之日后十二个月;
2) 公司下届股东周年大会结束时;及
3) 股东于股东大会上通过特别决议案撤回或修订本决议案所述授权之日。

f) 在中国有关部门批准的规限下及根据中国公司法,授权公司董事于根据上文 a)段行使权力时分别将公司的注册资本增加至所需的数额,唯注册资本不得超过人民币 973,080,000 元。

g) 在中国有关部门批准的规限下,授权董事会对公司的公司章程(包括第十八条及第二十一条)作出适当及必要的修订,以反映公司资本根据此项授权而产生的变动。

承董事会命
公司秘书
何舒华

中国广州,二零零一年四月二十日

附　注:1. 凡有权出席会议并表决的股东有权以书面方式委任一位或数位持有...出席,并在投票表决时代其投票,受委托的代理人毋须为公司股东。股东或受委代理人享有...权及表决权。

2. 股东的代理人委托书连同经过公证之授权书或其它授权文件(指如有者...会议召开二十四小时前送达公司之法定地址或对 H股股东亦可送回本公司之香港过户登记处——香港中央结算(证券登记)有限公司(地址:香港中环德辅道中一九九号维德广场二楼)方为有效。

3.股东或股东代理人出席会议时,应出示本人身份证明。

4. 由二零零一年五月十六日星期三起至二零零一年六月十五日星期五止(包括首尾两天),公司将暂停办理 H股股东股份过户登记手续。

5.于二零零一年五月二十三日星期三收市后登记在册的股东有权出席会议并表决。

6.持有公司 H股股份之股东,如欲获派二零零零年末期股息者,须将一切过户文件连同有关股票于二零零一年五月十五日下午四时前送往公司之香港过户登记处办理过户登记手续。A股股东的股权登记日、股息派发日及派发方式待利润分配方案获本年度周年大会通过后另行公告。

7.预期会议会期不超过一天,股东往返及食宿费自理。

8.拟出席会议的股东应填妥「回条」并在二零零一年六月一日以前将回条送达本公司或本公司之香港过户登记处。回条可采用来人、来函或传真方式送达。公司传真号码为:(8620)81876408;公司之香港过户登记处传真号码为:(852)25790085。填妥及送达回条将不影响依附注 5 有权出席会议之股东出席会议之权利。

9.董事会建议派发之二零零零年度末期股息为每股人民币 0.03(A 股含税)元。

10.董事会建议二零零一年度之公司董事服务报酬总金额为人民币 137 万元。

12.监事会建议二零零一年度之公司监事服务报酬总金额为人民币 25 万元。

授权委托书

兹全权委托　　　　　先生(女士)代表我单位(个人)出席广州药业股份有限公司 2000 年度股东大会,并代为行使表决权。

(请对各项议案明确表示赞成、反对、弃权)

委托人签名:　　　　　委托人身份证号码:
委托人持有股数:　　　　　委托人股东帐号:
受托人签名:　　　　　受托人身份证号码:
委托日期:2001 年　　月　　日

回条

截止 2001 年　　月　　日,我单位(个人)持有广州药业股份有限公司股票数,拟参加公司 2000 年年度股东大会。

出席人姓名:
股东帐号:
股东名称:(盖章)

注:授权委托书和回条剪报及复印件均有效

致: kelly poon　fax: 0282 - 2868587

广州药业股份有限公司 2000 年度报告摘要

重要提示

本公司董事会保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。本年度报告摘要摘自年度报告，投资者欲了解详细内容，应阅读年度报告。

特别释义：本年度报告摘要中，“本公司”系指广州药业股份有限公司；“本集团” 系指广州药业股份有限公司及其下属企业。

一、公司简介

1．公司法定中文名称：广州药业股份有限公司

中文名称缩写：广州药业

英文名称：Guangzhou Pharmaceutical Company Limited

英文名称缩写：GPC

2．公司法定代表人：蔡志祥

3．公司董事会秘书：何舒华

联系地址：中国广东省广州市沙面北街 45 号

电话：（8620）81218117

传真：（8620）81876408

董事会秘书电子邮箱：shuhua_he@sina.com

4．公司注册及办公地址：中国广东省广州市沙面北街 45 号

邮政编码：510130

电话：（8620）81218103

传真：（8620）81876408

公司国际互联网网址：http://www.gzphar.com

电子邮箱：sec@gpc.com.cn

在香港主要营业地点：香港金钟道 89 号力宝中心第 2 座 20 楼 2005 室

5．公司选定的信息披露报纸为：《上海证券报》、《中国证券报》《香港经济日报》《Hong Kong iMail》（英文报）

6．中国证监会指定登载公司年度报告的国际互联网网址：http://www.sse.com.cn

香港登载公司年度报告互联网网址：http://www.hkex.com.hk

7．公司年度报备置地点：中国广东省广州市沙面北街 45 号二楼广州药业股份有限公司董事会秘书处

8．股票上市交易所名称及编码：

A 股：上海证券交易所
代码：600332　公司简称：广州药业
H 股：香港联合交易所有限公司
代码：0874　公司简称：广州药业

二、会计数据和业务数据摘要

（一）本年度利润总额及构成（按中国会计准则）：

项　　目	2000 年 人民币元
1．利润总额	219, 935,808
2．净利润	146,234,183
3．扣除非经常性损益后的净利润（注）	126,528,742
4．主营业务利润	1,001,732,586
5．其他业务利润	36,439,663
6．营业利润	195,582,479
7．投资收益	4,647,888
8．补贴收入	9,288,486
9．营业外收支净额	10,416,955
10．经营活动产生的现金流量净额	286,951,325
11．现金及现金等价物净增加额	(19,820,973)

注：所扣除的非经常性损益包括：

补贴收入 9,288,486 元、营业外收支净额 10,416,955 元。

本公司编制的 2000 年财务报告，已经广州羊城会计师事务所有限公司审计，并出具了无保留意见的审计报告。

（二）近三年主要会计数据及财务指标（按中国会计准则）：

指标项目（人民币）	2000 年	1999 年	1998 年**	
			调整前	调整后
1．主营业务收入（元）	4,222,857,016	3,454,490,368	3,383,700,639	3,383,700,639
2．净利润（元）	146,234,183	128,663,317	129,362,151	123,701,440
3．总资产（元）	3,063,914,823	3,001,286,675	3,036,056,369	2,995,563,030
4．股东权益（不含少数股东权益）（元）	1,373,104,547	1,365,972,198	1,295,748,957	1,258,252,616

5. 每股收益（元）	0.20	0.18	0.17	0.17
6. 扣除非经常性损益后的每股收益（元）	0.17	0.16	0.16	0.15
7. 每股净资产（元）	1.87	1.86	1,77	1.72
8. 净资产收益率（摊薄）%	10.65	9.42	9.18	9.83
9. 净资产收益率（加权）%	10.15	9.72	9.08	10.09
10. 股东权益比率%	44.82	45.51	42.68	42.00
11. 资产负债率%	51.89	51.3	52.6	53.33
12. 调整后每股净资产（元）	1.74	1.70	1.73	1.68
13. 每股经营活动产生的现金流量净额（元）	0.39	0.40	0.31	0.31

**1998 年调整前后说明：根据财政部财会字[1999]35 号文规定，从 1999 年 1 月 1 日起，变更坏帐准备和长期投资减值准备的计提方法。对于上述会计政策的变更，本公司采用追溯进行处理，调整了 1999 年期初留存收益和其他相关项目的期初数。

注：报告期后本公司完成增发 7,800 万 A 股工作，总股本发生变动。若按增发后的总股本 81,090 万股全面摊薄计算，本公司 2000 年度每股收益为 0.18 元。

（三）按照中国证监会《公开发行证券公司信息披露编报规则（第 9 号）》要求计算的财务指标：

报告期利润	净资产收益率		每股收益	
	全面摊薄	加权平均	全面摊薄	加权平均
主营业务利润	72.95 %	69.53 %	1.37 元	1.37 元
营业利润	14.24 %	13.57 %	0.27 元	0.27 元
净利润	10.65 %	10.15 %	0.20 元	0.20 元
扣除非经常性损益后的净利润	9.21 %	8.78 %	0.17 元	0.17 元

（四）中国与香港不同会计准则之报表差异

中国会计准则与香港会计准则之不同导致了依照两种会计准则编制的财务报表产生差异。该差异主要汇总如下：

		集团		公司	
		二零零零年 人民币千元	一九九九年 人民币千元	二零零零年 人民币千元	一九九九年 人民币千元
根据中国会计准则及制度编制之所有者权益	附注	1,373,104	1,365,972	1,373,104	1,365,972
调整					
补提之坏帐准备	1	(30,121)	(18,623)	-	-
资本化之递延费用	2	89,909	(4,110)	2,187	-
固定资产重估价值的分别	3	138,733	140,177	-	-
多计提的研究开发费用	4	17,463	5,938	-	-
少数股东权益差异	5	(14,598)	(11,129)	-	-
冲回子公司之应占净资产	6	-	-	(39,531)	(39,202)
		201,386	112,253	(37,344)	(39,202)
根据香港普遍采纳之会计原则编制之所有者权益		1,574,490	1,478,225	1,347,235	1,326,770
根据中国企业会计准则及制度编制之净利润		146,234	128,663	146,234	128,663
调整					
递延费用之摊销	2	(10,448)	(2,650)	(243)	-
固定资产重估增值部分所计提之折旧	3	(1,444)	-	-	-
冲销多计提之研究开发费用	4	11,525	-	-	-
少数股东权益差异	5	1,400	(1,771)	-	-
冲回应占子公司当年业绩	6	-	-	(98,016)	(46,174)
确认补助收入	7	13,185	14,718	-	-
呆坏存货处理	8	(17,255)	-	-	-
于以前年度/已确认之拆迁补偿	9	(7,947)	(8,790)	-	-
所得税项差异		-	(1,069)	-	-
其他		-	(413)	-	-
		(10,984)	25	(98,259)	(46,174)
根据香港普遍采纳之会计原则编制之净利润		135,250	128,688	47,975	82,489

三、股本变动及股东情况

1. 报告期末股东总数

截至 2000 年 12 月 31 日,持有本公司股票的股东总数为 97 户。

2. 内部职工股情况

本公司无任何内部职工股。

3. 股票发行及上市情况

1997 年 10 月 24 四日，本公司 H 股股票在香港发行，发行价格为每股 1.65 港元，发行数量为 21,990 万股；1997 年 10 月 30 日，本公司 H 股股票在香港联交所上市。

2001 年 1 月 10 日，本公司 A 股股票在国内发行，发行价格为每股 9.8 元人民币，发行数量为 7,800 万股；2001 年 2 月 6 日，本公司 A 股股票在上交所上市。A 股发行后，本公司总股本为 81,090 万股，其中，国家股（未流通股）为 51,300 万股，占总股本的 63.26%；A 股（流通股）为 7,800 万股，占总股本的 9.62%；H 股（流通股）为 21,990 万股，占总股本的 27.12%。

4. 截至 2000 年 12 月 31 日止，本公司前十名最大股东持股情况

股东名称	持股种类	年末持股数（股）	占总股本比例（%）
广州医药集团有限公司	国家股	513，000，000	70
香港中央结算（代理人）有限公司	H 股	216,331,000	29.51
HSBC NOMINEES （HONG KONG） LIMITED	H 股	800,000	0.109
王保国	H 股	250,000	0.034
陈慰民	H 股	200,000	0.027
孙国扬	H 股	200,000	0.027
邓盈	H 股	120,000	0.016
朱国强	H 股	110,000	0.015
陈卓生	H 股	100,000	0.0136

李乔	H股	100,000	0.0136
陈月清	H股	100,000	0.0136

注：（1）持有本公司股份之前10名股东之间不存在关联关系。

（2）持有本公司5%以上（含5%）股份的法人股东情况：广州医药集团有限公司持有本公司70%股份，其法定代表人为蔡志祥先生。其经营范围为：国有资产的经营、投资；生产、销售医药中间体、中西成药、中药材、生物技术产品、医疗器械、制药机械、药用包装材料、保健食品及饮料、卫生材料及医药整体相关的商品等。

（3）本报告期内广州医药集团有限公司所持有的本公司股份未有质押或冻结的情况。

（4）本年度内本公司或其任何附属公司概无买卖或购回本公司之股份。

（5）报告期内，本公司控股股东未发生变更。

四、股东大会简介

报告期内，本公司召开了一次年度股东大会和两次临时股东大会：

1. 本公司于2000年5月26日上午在本公司会议室召开了1999年度股东大会，会议通过了如下决议：1999年度董事会工作报告；1999年度监事会工作报告；1999年度经审核的财务报告；本公司1999年度核数师报告；续聘任期届满的公司核数师及国际核数师，并授权董事会决定其酬金；1999年度利润分配及派息方案；2000年度本公司董事及监事服务报酬总金额；授权董事会依照有关规定在有关期间内配发及发行新股份，并授权董事会据此对本公司章程作出适当及必要的修改和办理有关的变更登记手续。

该股东大会决议公告刊登于2000年5月27日的《香港经济日报》、《南华早报》（英文）。

2．本公司于2000年10月18日上午，在本公司会议室召开了2000年第一次临时股东大会，会议通过了如下决议：选举产生新一届董事、监事，任期从临时股东大会通过其委任后生效，为期三年；授权董事会决定个别董事、监事的薪酬；对本公司章程第八十八条及第一百一十一条进行修订的事宜。

该临时股东大会决议公告刊登于2000年10月19日的《香港经济日报》、《Hong Kong i Mail》（英文）。

3．本公司于2000年10月18日上午，在本公司会议室召开了2000年第二次临时股东大会，会议通过了如下决议：申请2000年公募增发人民币普通股（A股）的议案；关于增发A股募集资金计划投资项目可行性的议案；关于前次募集资金使用情况说明的议案；本次公募增发A股成功后2000年中期未分配利润及2000年7月1日至A股发行完成前滚存利润由新老股东共享；关于授权董事会全权办理本次公募增发A股相关事宜的议案。

该股东大会决议公告刊登于2000年10月19日的《中国证券报》、《证券时报》、《香港经济日报》、《Hong Kong iMail》（英文）。

五、董事会报告

（一）经营情况讨论与分析（除特别注明外，本报告涉及的财务数据均节录自本集团按中国会计准则编制之账项）

1、本集团所处行业及在行业中所处地位

本集团属医药行业。以销售额计算，本集团是目前中国最大的中成药制造商，也是国内三大医药贸易企业之一。（资料来源于：2000年4月国家经贸委出版的医

药统计年报之工业企业分析）

2、经营状况分析

（1） 主营业务及地区分析

2000年是本公司自1997年在香港上市以来的第三个完整会计年度，报告期内，国内医疗卫生体制改革，药品分类管理制度、医药产品价格政策和城镇职工基本医疗保险制度的实施等因素对中国医药市场产生了重大的影响。面对激烈竞争的市场环境，本集团采取了一系列的对策措施，使本集团的经营业绩保持持续增长。

按合并报表计算，2000年度本集团按香港会计准则和中国会计准则编制的营业额均为4,222,857千元，同比增长22.24%；按中国会计准则，除税前利润为219,936千元，同比增长22.21%；按香港会计准则，除税前盈利154,350千元，同比增长24.69%；2000年营业额和除税前盈利均达到本公司成立以来的最好水平。

本年度各主要业务的营业额及除税前盈利如下：

	营业额		除税前盈利	
	按中国会计准则	按香港会计准则	按中国会计准则	按香港会计准则
	人民币千元	人民币千元	人民币千元	人民币千元
主要业务：				
制造及销售	1,295,155	1,295,155	158,420	154,350
贸易				
批发	2,469,538	2,469,538	44,358	38,431
零售	388,807	388,807	17,229	11,772
进出口	69,357	69,357	-71	19
	2,927,702	2,927,702	61,516	50,222
	4,222,857	4,222,857	219,936	204,572

由于本集团之营业额及除税前盈利绝大部份均来自中国之销售，因此并无提供

按地区的营业额及除税前盈利之详细资料。

（2）中成药制造业务

2000 年度本集团制造业务（「制造业务」）按中国会计准则及香港会计准则编制的营业额均为 1,295,155 千元，同比增长 7.95%；按中国会计准则，除税前盈利为 158,420 千元，同比增长 27.92%；按香港会计准则，除税前盈利为 154,350 千元，同比增长 24,69%。制造业务的营业额及除税前盈利均达到了历史的最好水平。

本年度，制造业务加大市场拓展力度，加强对重点城市和终端销售市场的技术推介和广告宣传工作，注意选择和培育有发展潜力的销售市场和客户，并逐步建立了销售市场分析系统，促进了重点产品销量的增长。2000 年度年销售额 1,000 万元以上的品种有 26 个，年销售额 5,000 万元以上的品种有 6 个，年销售额 1 亿元以上的品种有 2 个，年内上述 26 个品种的销售额同比大幅度增长 16.02 %。高附加值重点产品销售比重的增加使制造业务销售毛利率达到 55.51%，同比增长 7.62 个百分点，成为制造业务盈利增长的主要因素。

加快企业技术改造和 GMP 实施步伐。报告期内，制造业务完成了多项重大技术改造项目，包括广州中药一厂的三个车间扩产改造工程、微波干燥生产线、广州奇星药厂丸剂车间和前处理车间等 20 多个技术改造项目。广州陈李济药厂亦于 2000 年 3 月获得 GMP 认证。目前，广州羊城药业股份有限公司、广州潘高寿药业股份有限公司正在积极开展 GMP 实施工作。上述技改项目的实施提高了企业的生产能力和技术水平。

加大技术创新的投入，加快新产品的研发工作。年内本集团与北京中医药大学、广州中医药大学、四川省中药研究所等单位合作研发高技术含量的现代中药品种，2000 年度取得生产批文的新药有三种产品，新投产的新药有五种产品。本公司于 2000 年 11 月与解放军广州空军医院签订了合作研究抗乙型肝炎病毒双质粒基因疫苗的

项目。目前，本公司正在加速进行生物医药研发中心的筹建工作。

本公司于 2000 年正式启动 ERP 项目的实施工作。制造业务的 SAP-R/3 系统已于 2001 年 1 月通过广州市财政局的评审，并在广州陈李济药厂正式投入使用。广州奇星药厂和广州星群药业股份有限公司的 ERP 系统亦分别开始实施和运行。ERP 系统的实施，对规范企业的业务流程，优化企业的资源组合，提高企业的管理水平和决策水平起到了重要的作用。

（3）医药贸易业务（包括批发、零售和进出口）

2000 年度本集团贸易业务（「贸易业务」）按中国会计准则及香港会计准则编制的营业额均为 2,927,702 千元，同比增长 29.85%。按中国会计准则，除税前盈利为 61,516 千元，同比增长 9.60% ；按香港会计准则，除税前盈利 50,222 千元，同比下降 7.55%。

本报告期内，贸易业务根据 OTC 药品市场迅速发展的特点，积极把握发展时机，配合推行药品分类管理和非处方药品的供应工作。年内，贸易业务成立了 OTC 药品的专业销售公司，开业以来销售额达 5,000 多万元；各批发、零售单位着重抓好品种结构的调整工作，积极开发一些疗效好、市场发展潜力大的新药、特效药品种。年内新开发经销和代理的品种达 2,000 多个，其中，新增独家代理品种 4 个，新增销售额 5,260 万元。同时，贸易业务积极开拓省内外的批发业务市场，报告期内批发业务营业额同比大幅增加 37.04%，对促进贸易业务盈利的增长起到重要作用。

医疗体制的改革推动了医药消费市场的变化，零售市场份额正在逐步扩大。贸易业务根据市场的变化积极拓展医药零售网点，年内新增零售网点 33 家，新增销售额约 1,500 万元。截至 2000 年 12 月 31 日，本集团的医药零售网点共有 155 家，其中，主营中药的“采芝林”药业连锁店 93 家，主营西药的“健民”医药连锁店 62

家。

受到国家药品价格政策和国内医药市场激烈竞争等因素的影响，2000 年贸易业务的销售毛利率下降至 10.34%，同比下降 2.58 个百分点。为了确保盈利的能力，贸易业务在积极扩大销售的同时，努力降低营运成本。一是加强营运费用的目标管理工作，年内贸易业务的经营费用率同比下降 1.81 个百分点；二是加强对库存商品的监控管理工作，定期对商品库存和销售情况进行分析，及时根据市场的变化调整采购和营销策略；三是做好销售客户的信用分析和应收账款管理工作，严格执行信用额监控制度，努力加速应收账款的回笼，年度内贸易业务的应收账款资金周转率同比加速 28.20%。销售额的大幅度增加、费用率的下降、资金周转速度的加快，确保了贸易业务的盈利贡献。

3．本集团主要附属企业及本公司占有 51%及以上股权的控股子公司经营之情况及业绩（单位：人民币万元）

企业名称	持股比例	总资产	主营业务收入	主营业务利润
广州中药一厂	100%	25,859.05	35,258.24	21,219.23
广州陈李济药厂	100%	21,562.38	15,354.76	7,273.40
广州众胜药厂	100%	6,363.40	5,302.46	2,158.24
广州奇星药厂	100%	39,451.23	18,336.45	9,926.83
广州市医药公司	100%	99,823.20	238,467.23	20,146.39
广州市药材公司	100%	28,216.64	49,561.96	8,341.92
广州市医药进出口公司	100%	3,723.52	7,951.16	800.24
广州星群药业股份有限公司	84.11%	26,407.55	19,908.60	7,991.75
广州敬修堂药业股份有限公司	83.90%	18,190.65	13,010.77	7,192.25
广州潘高寿药业股份有限公司	81.53%	24,001.48	19,722.88	8,313.00

广州羊城药业股份有限公司	87.07%	10,365.37	13,032.23	6,304.00

注：以上附属企业全部均在中华人民共和国注册成立及营业。

4．在经营中出现的问题与困难及解决方案

（1）受国家税务总局国税发[2000]84 号文关于广告费支出超过销售额 2%部分需调整应纳所得税的因素影响，本年度内，制造业务因此而增加应纳所得税约 1,100 多万元。为此，制造业务在报告期内一是加强了广告宣传费的管理工作，努力控制广告费用的增加；二是统一本公司的对外宣传策略，最大限度地发挥附属企业的资源组合优势；三是加强对重点市场的技术推介力度，促进了制造业务销售的增长。

（2）为了加强对附属企业的监控管理，进一步优化企业的内部资源，本公司于 2000 年 5 月调整了附属企业广州众胜药厂的管理层，由市场拓展能力较强、管理基础扎实的广州中药一厂托管了广州众胜药厂，并针对该企业的存在问题进行了全面的整顿，加强了内部管理和控制。

2001 年 2 月 21 日，经第二届第三次董事会会议决议，由广州中药一厂吸收合并广州众胜药厂。目前，有关工作正在进行中。

5．净利润实现数与净利润预测数的比较

按中国会计准则，2000 年本集团实现净利润 146,234 千元，为本公司增发 A 股时编制的盈利预测报告中之净利润预测值 156,304 千元的 93.56%。

（二）公司财务情况　　　　　　　　（单位：人民币元）

按中国会计准则

项　目	2000 年 12 月 31 日	1999 年 12 月 31 日	增减（±%）
总资产	3,063,914,823	3,001,286,675	2.08
长期负债	84,573,230	98,261,885	-13.9
股东权益	1,373,104,547	1,365,972,198	0.52
	2000 年度	1999 年度	增减（±%）
主营业务利润	1,001,732,586	847,610,057	18.18

净利润	146,234,183	128,663,317	13.66

按香港会计准则

项　目	2000年12月31日	1999年12月31日	增减（±%）
总资产	3,256,426,000	3,072,057,000	6.00%
长期负债	99,000,000	95,743,000	3.40%
股东权益	1,574,490,000	1,478,225,000	6.51%
	2000年度	1999年度	增减（±%）
经营盈利	208,670,000	177,979,000	17.24%
净利润	135,250,000	128,688,000	5.10%

（三）公司投资情况

1．发行H股募集资金净额的使用情况：

本集团于1997年10月发行219,900,000股H股，扣除发行费用后，发售H股募集资金所得净额约为港币317,421,000（折算人民币340,233,000元），截止2000年12月31日止，尚余为904万元未投入使用。

该次募集资金实际投资使用的具体情况如下：（单位： 人民币万元）

投资项目	计划总投资	至2000年末已完成投资	占计划投资额的比例
发展新产品	5,038	5,038	100%
改良现有生产技术及购买新设备	18,007	18,007	100%
成立现代化技术工程中心	3,000	1,070	36%
扩展小型至中型零售店	3,966	3,966	100%
一般营运资金及其他	5,038	5,038	100%

2．发行H股募集资金投入项目的进展及收益情况

（1）用5,038万元投入新产品的研制和开发，研制新品种25个，其中17个品种已经先后取得批文并正式投产或试产；完成6个名优产品的二次开发；及6个品种的工艺或剂型的改进，新产品的投产和品种剂型的改进，促进了企业盈利的持续

增长。

（2）用 18,007 万元投入技术改造和 GMP 工程。广州中药一厂、广州陈李济药厂、广州奇星药厂与广州敬修堂药业股份有限公司等通过 GMP 改造已全部取得国家认证，提高了产品质量和市场竞争力。

（3）本公司原计划投入 3,000 万元人民币用于现代化技术工程中心项目的建设，现已投入 1,070 万元。剩余资金将根据项目实际情况逐步投入。

（4）投入 3,966 万元用于扩展销售网点，新增零售药店 54 间，其中新购置的零售商铺 16 间，新增销售额约 6,000 多万元。

（5）用 5,038 万元作为企业流动资金,该项资金投入缓解了部分企业的资金紧缺现象，同时也直接降低了本集团的财务费用。目前本集团短期借款已从 1997 年末的 7.42 亿元下降至本年年度末的 4.78 亿元；财务费用从 97 年的 6,714 万元降至本年度的 2,791 万元。

3．报告期内非募集资金的投资情况

经本公司第二届第二次临时董事会会议批准，本公司出资人民币 1,950 万元认购光大银行 1000 万股股权。由于该银行在增资扩股中认购数大于发行数，因此实际配发本公司的股份为 550 万股，占该行扩股后总股数 58.91 亿股的 0.093%，认购金额金额为人民币 1,072.5 万元。

（五）生产经营环境和宏观政策的变化及对公司的影响

随着我国经济的发展，国内人民生活水平的提高，人们健康意识的增强，社会人口老龄化，医保人口的扩大和农村医药消费水平的提高，国内医药市场将保持持续稳定的增长；国家医疗制度的改革、医药分业和处方药、非处方药分类管理制度的实施，亦将对我国药品需求结构产生重大的影响，部分疗效确切、质量可靠和具有价格优势的国产普药和新药将占有更大的市场发展份额；随着世界天然药物市场

的迅速发展，中药以其独特的疗效和副作用较少的特点将有更广阔的市场前景和发展空间；同时，我国按“十五”规划将培养和发展医药行业的技术优势，推动医药企业间的收购、兼并、联合和重组，以增强企业的竞争能力。本公司在中成药的制造和医药贸易业务方面具有一定的技术优势和规模优势，将在市场竞争中占据有利的地位。

（六）新年度的业务发展计划：

2001 年，本集团将以加快 A 股增发投资项目建设为重点努力培育和扩大企业持续发展的新增长点，增强企业的核心竞争能力。

1．加强市场营销体系的建设

继续以市场为导向，做好产品结构的调整和重点产品的市场拓展工作，通过加大对终端市场的推介和宣传，提高核心产品的市场占有率；逐步整合和发展综合的市场推广队伍和营销网络系统，以优化企业的整体资源配置。为适应医药零售市场发展的需要，贸易业务计划在 2001 年新增零售网点 37 家。

2．加快技术创新体系的建设和新产品的研究开发工作

本集团将加大技术研发的投入，特别是重点抓好现代化中药工程中心、生物医药研发中心和中药新技术产业化基地等项目的建设；继续加强与各大学、科研机构的联系和合作，加速新产品的研制开发和中药现代化的实施。目前，本集团正在进行的临床研究项目有 8 个，基础技术开发项目有 6 个。

3．加速企业技术改造和 GMP 改造项目建设

2001 年度，本集团将重点抓好广州中药一厂、广州星群药业股份有限公司迁厂等重点技改工程和广州潘高寿药业股份有限公司、广州羊城药业股份有限公司 GMP 改造项目的实施工作。

4．强化基础管理，加速 ERP 系统的实施

通过 ERP 系统的实施和引进先进管理技术，本集团将全面重组企业的业务流程，优化企业的资源组合，提高企业的管理水平和决策水平；2001 年，本集团将加快贸易业务计算机网络系统的建设；继续强化以财务预算管理为核心的内部监控体系，加强对投资决策、现金流量和经营运作情况的监控和管理；进一步提高企业的市场应变能力和抗风险能力。

5．创新激励机制，培育专业管理人员队伍

本集团将积极探索和推进包括期权、期股等中长期激励机制的建设，以确保企业持续健康的发展。同时，本集团将通过引进和培养等措施，积极培育专业技术人才和管理技术人才，不断提高企业的综合素质。

6．抓好资本运营，加速企业的发展

在做好主业经营的同时，本集团将进一步加强资本运作力度，通过积极引进境内外战略投资者等多种形式，逐步实现股权结构的多元化。同时，围绕核心业务，积极发展相关产业的投资，加快并购、重组步伐，进一步优化资源配置，努力培育新的利润增长点，为企业今后的长期发展奠定基础。

2001 年是 21 世纪的第一年，也是本公司成功增发 A 股并于上交所上市的第一年，本公司将继续发扬团结进取、务实创新的精神，努力工作，为股东创造更好的回报。

（六）董事会日常工作情况：

1．报告期内董事会会议情况：

本报告期内本公司共召开 8 次董事会会议，主要情况如下：

（1）第一届第十二次董事会会议于 2000 年 3 月 24 日召开，并通过如下决议案：1999 年度董事会工作报告；1999 年度监事会工作报告；1999 年度经审核的财务报

告；1999 年度核数师报告；续聘任期届满的公司核数师及国际核数师并授权本公司董事会决定其酬金；1999 年度利润分配及派息方案；2000 年度本公司董事及监事服务报酬总金额；授权董事会依照有关规定在有关期间内配发及发行新股份，并授权董事会据此对本公司章程作出适当及必要的修改和办理有关的变更登记手续。

（2）第一届第十三次董事会会议于 2000 年 8 月 4 日召开，并通过如下决议案：将控股股东广州医药集团有限公司推荐的下一届董事候选人及监事候选人名单及资料提交股东大会；建议对本公司章程第八十八条及第一百一十一条进行修订的事宜；提议于 2000 年 9 月 26 日在广州市沙面北街 45 号本公司会议室召开临时股东大会；通过广州药业增发 A 股有关事项及工作进度情况的报告；通过 2000 年度中期业绩工作计划及进度情况的报告。

（3）第一届第十四次董事会会议于 2000 年 8 月 18 日召开，并通过如下决议案：2000 年度中期业绩报告；2000 年度中期未经审核的财务报告；2000 年度中期派息方案。

（4）第一届第十五次董事会会议于 2000 年 9 月 1 日召开，并通过如下决议案：申请 2000 年公募增发人民币普通股（A 股）的方案；关于增发 A 股募集资金计划投资项目可行性的方案；关于前次募集资金使用情况说明的方案及关于公司前次募集资金使用情况的专项报告；本次公募增发 A 股成功后 2000 年中期未分配利润及 2000 年 7 月 1 日至 A 股发行完成前滚存利润由新老股东共享；关于提请股东大会授权董事会全权办理本次公募增发 A 股相关事宜的方案；关于召开 2000 年第二次临时股东大会的方案。

（5）第二届第一次董事会于 2000 年 10 月 18 日召开，并通过如下决议案：选举蔡志祥先生及李益民先生分别为第二届董事会董事长及副董事长；聘请陈翔志先生为本公司总经理；聘请朱幼麟先生、张伯华先生、吴张先生任审核委员会委员；

经总经理提名，聘任黎德成先生、肖承先生为本公司副总经理；经总经理提名，聘任江士杰先生为本公司财务总监；经董事长提名，聘任何舒华先生为本公司董事会秘书；确认了非招待董事及股东代表监事袍金。

（6）第二届第一次临时董事会会议于2000年11月19日至11月24日以书面表决形式进行，并通过如下决议案：关于本公司与广药集团签订的仓库租赁协议和办公楼租赁协议的议案。

（7）第二届第二次董事会会议于2000年11月13日至11月18日以书面表决形式进行，并通过如下决议案：关于投资并购买“光大银行”部分股权的议案。

2．股东大会通过之决议案的执行情况

（1）1999年期末利润分配

根据1999年度股东周年大会上通过之决议案，2000年5月完成了公司1999年度末期的分红派息工作，分红方案为每股派发现金红利0.03元（含税）。股权登记日为2000年5月2日，除息日为2000年5月3日。

（2）2000年中期利润分配

根据2000年股东周年大会上通过之决议案，2000年10月完成了公司2000年度中期的分红派息工作，分红方案为每股派发现金红利0.02元。股权登记日为2000年10月3日，除息日为2000年10月4日。

（3）A股增发工作

2000年12月22日，中国证监会以证监公司字[2000]228号文核准了本公司公募增发不超过1亿股A股。2001年1月10日，本公司成功发行7800万股A股股票，募集资金净额为73,799万元。

（七）管理层及员工情况

1．董事、监事及高级管理人员情况

（1）于 2000 年初及年末，现任本公司董事、监事及高级管理人员持有本公司股份的情况：

姓名	职务	性别	年末数（股）	年初数（股）
蔡志祥	董事长	男	未持有	未持有
李益民	副董事长	男	未持有	未持有
陈翔志	董事及总经理	男	未持有	未持有
冯赞胜	董事	男	未持有	未持有
朱幼麟	非执行董事	男	未持有	未持有
吴　张	非执行董事	男	未持有	未持有
刘锦湘	非执行董事	男	未持有	未持有
张伯华	非执行董事	男	未持有	未持有
黄卜仁	非执行董事	男	未持有	未持有
陈灿英	监事	男	未持有	未持有
罗继东	监事	男	未持有	未持有
谭思马	监事	男	未持有	未持有
肖　承	副总经理	男	未持有	未持有
黎德成	副总经理	男	未持有	未持有
江士杰	财务总监	男	未持有	未持有
何舒华	董事会秘书	男	未持有	未持有

注：①所有董事、监事、公司秘书，任期为三年，由 2000 年 10 月 18 日起至 2003 年第三届董事会成员选举产生之日止；

②本公司董事、监事和高级管理人员年薪酬 10 万元以下 8 人，10 万元至 20 万元 4 人，20 万元至 30 万元 4 人。

（2）报告期内离任的董事、监事及高级管理人员及离任原因

本报告期内，肖承、李兴华、李国驹、廖景光、苏德贵及朱柏华等六位董事因任期届满，于 2000 年 10 月 18 日股东大会上获批准离任。温新民及麦奇杰监事因任期届满，于 2000 年 10 月 18 日股东大会上获批准离任。李益民总经理因任期届满，于 2000 年 10 月 18 日股东大会上获批准离任。

（3）聘任总经理、董事会秘书

经本公司第二届第一次董事会会议决议，聘任陈翔志先生为总经理，聘任黎德成先生、肖承先生为副总经理，聘任江士杰先生为财务总监、聘任何舒华先生为董事会秘书。

2．本公司员工情况：

2000年末公司在册员工人数为8,203人

其中：生产人员	2,651人
技术人员	1,233人
财务人员	284人
行政人员	568人
销售服务人员	2,247人
其他人员	1,220人

本公司持有大学本科文凭以上的员工有 427 人，另外，退休职工人数有 3,881 人。

（八）利润分配

1．本年度利润分配预案

根据中国会计准则及制度，本公司2000年度净利润为人民币146,234,183元，本公司及附属子公司分别计提法定公积金10%和法定公益金10%，二项合计人民币68,885,709 元，余下的税后利润减除期初分配利润负数 50,195,368 元，可供分配利润为27,152,836元。董事会建议派发2000年全年股息为每股人民币0.05元。其中，中期股息已按每股人民币0.02元派息14,658,000元。2000年末每股拟派人民币0.03元（A股含税），根据2000年10月18日第二次临时股东大会上通过的决议案："本次公募增发A股成功后2000年中期未分配利润及2000年7月1日至A股发行完成前滚存利润由新老股东共享"，按增发 A 股后的总股本 81,090 万股计算，此项建议派发的股息合共人民币24,327,000元，其中，用2000年末未分配利润派发11,475,000

元，不足部分在留存的任意公积金中派发。包括已派发的中期股息在内合共人民币38,985,000元，派发此项末期股息建议如在2001年6月15日举行之周年股东大会获得通过，将于2001年6月29日或之前派发予2001年5月23日（星期三）收市后名列于本公司股东名册的H股股东；A股股东的股权登记日、股息派发日及派发方式另行公告。

2．本年度不进行公积金转增股本。

3．2001年利润分配政策

（1）拟在2001年度分配两次；

（2）分配以派发现金为主要方式；

（3）本公司2001年度实现净利润用于股利分配的比例约为30 %右；

（4）2000年未分配利润暂不分配；

以上分配政策为预计方案，本公司董事会将根据本公司实际情况对该政策进行调整。

（九）其它报告事项

1．增发A股拟投资项目及相关情况

本公司于2001年1月完成的A股增发所募集资金计划投资以下项目：

（1）重点产品技术改造和新产品投产项目：该类项目总投资额为32,970万元。

（2）中药新技术产业化基地项目：此项目包括大孔树脂吸附技术生产基地和超临界二氧化碳萃取生产基地，该类项目总投资额为5,980万元。

（3）销售网络扩张、物流配送中心和商业ERP系统项目：此项目总投资额为18, 880万元。其中，销售网络扩张的投资额为14,880万元；物流配送中心项目投资额为2000万元；商业ERP系统投资额为2000万元。

（4）生物医药研究中心项目。该中心拟从事基因疫苗、生物医药制品和生物

医药技术的研究开发。项目总投资额为8,000万元。

（5）募集资金余额约7,969万元用于补充流动资金

2．企业所得税及地方政府退税优惠

根据广州市人民政府之批文，本集团属下若干附属公司可享有企业所得税退税优惠待遇，实际所得税率为15%，并从1997年9月1日（本公司成立日期）至2000年12月31日止期间有效。

根据财政部及国家税务总局于2000年10月13日联合颁布的“财税[2000]99号”文件，地方政府提供之所得税返还优惠待遇至2001年12月31日前仍然生效。除非有任何其他法律或法规，从2002年1月1日起，企业所得税税率将统一为33%。

根据广东省财政厅[2000]76号文的规定，广东省上市公司的企业所得税先按33%的法定税率征收后，对超过15%的部分（18%）按隶属关系由各级财政给予返还。本公司已根据有关政策，向广州市政府提出申请，要求政府在2001年继续给予本公司税务优惠。但本公司现时无法保证上述申请会获得批准。

3．员工住房

根据广州医药集团有限公司与本公司签订之职工住房服务合同，广州医药集团有限公司同意以优惠房价向本集团的职工出售住房。本公司将按照优惠房价与广州医药集团有限公司在建设或购入该职工住房的成本并扣除累积折旧后之差额补贴给广州医药集团有限公司。2000年12月31日，本公司须向广州医药集团有限公司支付的职工住房改造款合共约人民币62,030,000元（1999年：人民币42,539,000元）。

此外，本集团已建设或购入部分职工住房。2000年12月31日，处置该等住房的收入与其建设或购入的成本之差额合共人民币21,784,000元。

相应地，上述之职工住房改造款于2000年12月31日合共为人民币42,437,000元（1999年：人民币20,653,000元）。根据中国财政部财企[2000]295号文件《关于

企业住房制度改革中有关财务处理问题的通知》的规定，上述之职工住房改造款应计入 2000 年 12 月 31 日法定帐目的年初未分配利润，由此造成年初未分配利润的借方余额，则可在董事会批准下以法定公益金、盈余公积金及资本公积金弥补。此处理办法已于按中国会计准则及制度编制的财务会计报告中处理。

按香港普遍采纳会计原则，本集团将以递延职工住房改造款的形式，按职工的平均剩余服务年限，即十年，按直线法平均摊销。本集团于 2000 年 12 月 31 日止，累计摊销人民币 14,558,000 元。其中，2000 年摊销人民币 10,448,000 元,于 2000 年 12 月 31 日,上述递延职工住房改造款余额为人民币 89,909,000 元。本公司董事会认为，如果上述递延职工住房改造款余额在 2000 年度摊销，则本公司于 2000 年 12 月 31 日的总资产值将减少约人民币 89,909,000 元。广州市人民政府穗府[2000]18 号文所陈述的对无分配住房及住房未达标老职工的一次性住房补贴的问题，董事会认为该文件对本集团不具有强制性约束力。从 2001 年开始，本集团将根据各企业的实际情况制定职工住房补贴政策。

六、监事会报告

（一）监事会工作情况：

本报告期内监事会共召开 4 次会议，主要情况如下 ：

1、1999 年度股东周年大会于 2000 年 5 月 26 日召开，监事会出席了本次会议并审议通过了 1999 年度监事会工作报告。

2、1999 年度股东周年大会于 2000 年 5 月 26 日召开，监事会出席了本次会议并通过了授权董事会依照有关规定在有关期间内配发及发行新股份，并授权董事会据此对本公司章程作出适当及必要的修改和办理有关的变更登记手续。

3、第二届第一次监事会于 2000 年 10 月 18 日召开，讨论选举新一届监事会主席。

4、2000年第二次临时股东大会于2000年10月18日召开，监事会出席了本次会议，进行了关于2000年公募增发人民币普通股（A股）的讨论分析并提出意见。

（二）监事会对本公司2000年度的工作评价如下：

1．报告期内本公司运作规范，企业领导班子所作经营决策符合国家的法律、法规、公司章程及上市规则，符合本公司的发展前景以及符合股东的权益实施有效的监管，没有发现董事和高级管理人员违反法律、法规、《公司章程》或损害公司和股东利益的行为。

2．本年度国内及国际会计师所出具的审计报告无保留意见和解释性说明。经检查公司财务状况，确认财务报告如实地反映财务状况和经营成果。

3．公司募集资金的投入情况与招股章程所载基本一致。

4．关联交易公平合理，无损害上市公司利益的行为发生。

七、重要事项披露

1．报告期内，本集团无重大诉讼、仲裁事项。

2．报告期内，本集团、本公司董事及高级管理人员无受监管部门处罚的情况。

3．报告期内，本集团控股股东未发生变化。第一届董事会成员任期于2000年届满，二零零零年十月十八日经二零零零年临时股东大会通过，同意肖承、李兴华、李国驹、廖景光、苏德贵及朱柏华不再担任董事职务；并同意重新选举产生第二届董事会，成员有蔡志祥、李益民、陈翔志、冯赞胜、朱幼麟、张伯华、刘锦湘、吴张、黄卜仁。第一届监事会成员任期于二零零零年届满，二零零零年十月十八日经二零零零年临时股东大会通过，同意麦奇杰、温新民不再担任监事。并同意重新选举产生第二届监事会，成员有陈灿英、谭思马、罗继东。在监事会第二届第一次会议，选举陈灿英为第二届监事会主席。

经公司第二届第一次董事会通过，选举蔡志祥为董事长、李益民为副董事长。聘任陈翔志为总经理；聘任黎德成、肖成为副总经理；聘任江士杰为财务总监；聘任何舒华为董事会秘书。

4．报告期内，本公司无重大收购及出售资产，吸收合并事项。

5．重大关联交易事项

（详见按中国会计准则及制度编制之会计报表附注）

6．与控股股东在人员、资产、财务上的“三分开”情况说明

本公司与控股股东实行人员、资产、财务“三分开”，在经营上做到人员独立、资产完整、财务独立。

（1）在人员方面，本公司在劳动、人事及工资管理等方面独立；经理、副经理等高级管理人员在本公司领取薪酬，没有在控股股东单位担任经理、副经理等高级管理职务。

（2）在资产方面，本公司拥有独立的生产系统、辅助生产系统和配套设施；拥有独立的采购和销售系统；本公司目前正在使用的 38 个商标的所有人为本公司的控股股东——广州医药集团有限公司。本公司已于 1997 年 9 月 1 日就商标使用与广州医药集团有限公司签订了《商标许可协议》，根据协议规定有偿使用，有效期至 2007 年 8 月 31 日。广州医药集团有限公司于 2000 年 11 月 21 日出具了《关于广州药业使用商标到期后延期的承诺书》：商标使用期满后以上述《商标许可协议》约定的商标使用条件自动续期 10 年。此外，本公司自行拥有 6 个注册商标，该商标注册在有效期内。

（3）在财务方面，设立有独立的财会部门，并建立了独立的会计核算体系和财务管理制度；独立在银行开户。

7．报告期内，本公司未发生因托管、承包、租赁其他公司资产或其他公司托

管、承包、租赁本公司资产，而为本公司带来达到本年度利润总额 10%以上利润的事项。

8．本年度公司续聘罗兵咸永道会计师事务所为国际核数师，广州羊城会计师事务所有限公司为国内核数师。

9．报告期内，本公司无重大担保事项。

10．报告期内，本公司名称和股票简称未作变更。

11．承诺事项履行情况：本公司董事会在 2000 年 12 月 30 日的增发《招股意向书》中承诺，于 2000 年度将 3 年以上坏帐准备的计提标准予以调整。董事会已经履行了该承诺，详见会计报表附注。

八、财务报告

（一）审计报告（按中国会计准则）

广州药业股份有限公司全体股东：

我们接受贵公司的委托，对贵公司提供的二零零零年十二月三十一日公司和合并资产负债表，截至该日止本年度公司和合并利润表、利润分配表以及现金流量表(详见后附报表一至八)进行了审计。这些会计报表由贵公司负责。我们的责任是根据审计的结果，对这些会计报表表示意见。我们的审计是依据《中国注册会计师独立审计准则》进行的。在审计过程中，我们结合贵公司的实际情况，实施了包括抽查会计记录等我们认为必要的审计程序。

我们认为，上述会计报表，符合《企业会计准则》和《股份有限公司会计制度》的有关规定，在所有重大方面公允地反映了贵公司二零零零年十二月三十一日的的财务状况和二零零零年度的经营成果及现金流量情况，会计处理方法的选用遵循了一贯性原则。

广州羊城会计师事务所有限公司　　　中国注册会计师　　　黄伟成

中国注册会计师　　张宁

中国 • 广州　　　　二零零一年四月二十日

（二）会计报表（按中国会计准则）（附后）

（三）会计报表附注（按中国会计准则）

1、主要会计政策、会计估计和合并报表的编制方法

坏帐核算方法：本公司采用备抵法对坏账进行核算。实际发生坏账时，冲销坏账准备。

坏账的确认标准是：债务人破产或死亡，以其破产财产或遗产清偿后仍无法收回的账款；债务人逾期三年以上未履行其偿债义务，且有明显迹象表明无法收回，并经董事会批准确认为坏账的账款。

本公司根据财政部财会字[1999]35 号文的要求和公司董事会批准的坏账准备计提标准，按账龄分析法计提坏账准备。另外，本公司根据债务单位的财务状况、偿债能力等情况，针对个别回收风险大的账款单独提取坏账准备。

按账龄分析法计提坏账准备的具体方法如下：

应收款项账龄	提取比例
1 年以内	1%
1 年~2 年	10%
2 年~3 年	30%
3 年~4 年	50%
4 年~5 年	80%
5 年以上	100%

上述应收款项包括应收账款及其他应收款。其他应收款按扣除关联公司欠款、未报销的业务支出及其他不涉及资金回收的挂账后的余额计提坏账准备。

2、关联方关系及其交易

(1) 存在控制关系的关联方

企业名称	注册地址	主营业务	与本企业关系	经济性质或类型	法定代表人
广州医药集团有限公司	广州市沙面北街45号	生产及销售	母公司	有限责任公司	蔡志祥
广州星群(药业)股份有限公司	广州市人民中路252号	生产及销售	子公司	股份有限公司	李兴华

广州中药一厂	广州市杉木栏路77号	生产及销售	子公司	国有控股	麦奇杰
广州陈李济药厂	广州市广州大道南1688号	生产及销售	子公司	国有控股	李国驹
广州众胜药厂	广州市多宝路昌华新街32号	生产及销售	子公司	国有控股	麦奇杰
广州奇星药厂	广州市新港中路赤岗北街33号	生产及销售	子公司	国有控股	朱柏华
广州敬修堂(药业)股份有限公司	广州市人民南路179号	生产及销售	子公司	股份有限公司	黄海涛
广州潘高寿药业股份有限公司	广州市解放北路618~620号	生产及销售	子公司	股份有限公司	廖景光
广州羊城药业股份有限公司	广州市白云区江村桥头侧	生产及销售	子公司	股份有限公司	陈翔志
广州市医药公司	广州市大同路97号	批发及零售	子公司	国有控股	冯赞胜
广州市药材公司	广州市光复南路140号	批发及零售	子公司	国有控股	苏德贵
广州市医药进出口公司	广州市沙面北街59号	批发及零售	子公司	国有控股	涂克金

(2) 存在控制关系的关联方的注册资本及其变化

货币单位：人民币万元

企业名称	年初数	本年增加数	本年减少数	年末数
广州医药集团有限公司	100,770	0	0	100,770
广州星群(药业)股份有限公司	5,350	0	0	5,350
广州中药一厂	1,167	0	0	1,167
广州陈李济药厂	752	0	0	752
广州众胜药厂	499	0	0	499
广州奇星药厂	560	0	0	560
广州敬修堂(药业)股份有限公司	6,210	0	0	6,210
广州潘高寿药业股份有限公司	4,332	0	0	4,332
广州羊城药业股份有限公司	6,189	0	0	6,189
广州市医药公司	835	0	0	835
广州市药材公司	882	0	0	882
广州市医药进出口公司	257	0	0	257

(3) 存在控制关系的关联方所持股份或权益及其变化

货币单位：人民币万元

企业名称	年初数	%	本年增加数	%	本年减少数	%	年末数	%
广州医药集团有限公司	51,300	70	0	0	0	0	51,300	70
广州星群(药业)股份有限公司	4,500	84.11	0	0	0	0	4,500	84.11
广州中药一厂	1,167	100	0	0	0	0	1,167	100
广州陈李济药厂	752	100	0	0	0	0	752	100
广州众胜药厂	499	100	0	0	0	0	499	100
广州奇星药厂	560	100	0	0	0	0	560	100
广州敬修堂(药业)股份有限公司	5,210	83.90	0	0	0	0	5,210	83.90
广州潘高寿药业股份有限公司	3,532	81.53	0	0	0	0	3,532	81.53
广州羊城药业股份有限公司	5,389	87.07	0	0	0	0	5,389	87.07
广州市医药公司	835	100	0	0	0	0	835	100
广州市药材公司	882	100	0	0	0	0	882	100
广州市医药进出口公司	257	100	0	0	0	0	257	100

(4) 关联方交易

① 不存在控制关系的关联方关系的性质

企业名称	与本公司的关系
广州天心药业股份有限公司	与本公司同一母公司
广州侨光制药厂	与本公司同一母公司
广州光华药业股份有限公司	与本公司同一母公司
广州明兴制药厂	与本公司同一母公司
广东制药厂	与本公司同一母公司
广州市医药物资供应公司	与本公司同一母公司
广州何济公制药厂	与本公司同一母公司
广州卫生材料厂	与本公司同一母公司
广州制药厂	与本公司同一母公司

广州制药十厂	与本公司同一母公司
广州医药经济拓展公司	与本公司同一母公司
广州中富药业有限公司	合营企业
广东星华保健饮料有限公司	子公司
广州广京中药技术创新中心有限公司	子公司
保联拓展有限公司	与本公司同一母公司

② 采购货物

货币单位：人民币千元

公司名称	本年累计数	上年累计数
广州天心药业股份有限公司	5,697	5,489
广州侨光制药厂	4,112	2,576
广州光华药业股份有限公司	15,372	11,009
广州明兴制药厂	7,047	5,723
广东制药厂	9,081	6,887
广州市医药物资供应公司	3,040	6,718
广州何济公制药厂	1,378	936
广州卫生材料厂	668	520
广州制药厂	1,249	0
广州医药经济拓展公司	0	295
广州制药十厂	316	811
	47,960	40,964

以上购货业务均采用政府的定价或按政府规定的定价方法制定的交易价格进行。

③ 销售货物

货币单位：人民币千元

公司名称	本年累计数	上年累计数
广州天心药业股份有限公司	13,557	13,979
广州医药经济拓展公司	0	76
广州侨光制药厂	27,995	4,159
广州光华药业股份有限公司	444	0
广东制药厂	1,535	1,457
广州中富药业有限公司	2,051	0
广州市医药物资供应公司	4,864	0
广州何济公制药厂	78	324
	50,524	19,995

以上销售业务均采用政府的定价或按政府规定的定价方法制定的交易价格进行。

④ 应收应付款项

货币单位：人民币千元

	年初数	年末数
应收账款：		
广州光华药业股份有限公司	0	121
广州中富药业有限公司	97	0
广东星华保健饮料有限公司	289	0
广州何济公制药厂	0	5
广州天心药业股份有限公司	3,115	2,627
广州侨光制药厂	3,116	3,813
广东制药厂	81	165
应付账款：		
广州侨光制药厂	0	114
广州明兴制药厂	119	316
广州何济公制药厂	5	251
广州天心药业股份有限公司	217	426
广州市医药物资供应公司	98	3

广东制药厂	49	157
广州光华药业股份有限公司	109	158
广州制药十厂	7	16
其他应收款：		
广州医药集团有限公司	1,076	2,500
广东星华保健饮料有限公司	3,800	3,800
广州中富药业有限公司	0	13
广州广京中药技术创新中心有限公司	0	2,000
保联拓展有限公司	1,219	1,207
其他应付款：		
广州医药集团有限公司	62,030	62,030

⑤ 提供或接受劳务

货币单位：人民币千元

	注	本年累计数	上年累计数
职工住房服务费	[1]	1,938	3,303
综合服务费	[2]	404	398
		2,342	3,701

注[1] 根据本公司本部与广药集团于 1997 年 9 月 1 日签订的职工住房服务合同，以及于 1997 年 12 月 31 日所发出的补充通告，广药集团同意为本公司的员工继续提供职工住房。本公司本部按照上述职工住房账面净值的 6%支付服务费。上述职工住房服务合同将于 2007 年 12 月 31 日期满。

注[2] 根据本公司本部与广药集团于 1997 年 9 月 1 日签订的综合服务合同，广药集团为本公司提供若干福利设施，本公司负责经营、管理及维修这些福利设施，并按照截至 1997 年末止这些福利设施的累计折旧厘定服务费，服务费每年按上年度水平的 10%递增。此综合服务合同将于 2007 年 12 月 31 日期满。

⑥ 租赁

根据本公司本部与广药集团于 1997 年 9 月 1 日签订的租赁协议及办公楼租赁协议，本公司租用广药集团若干楼宇作仓库及办公楼用途，为期 3 年，每年支付固定租金(参考广州市房地产管理局制定的标准租金进行调整)，以及按实际使用量支付公用设施和其他杂项费用。本公司本年度应向广药集团支付上述租金 2,719 千元(上年度：2,422 千元)。

⑦ 担保

本公司为关联方向银行借款提供担保的情况如下：

公司名称	年初数(千元)	年末数(千元)
广州医药贸易中心	16,000	0

⑧ 许可协议

根据本公司本部与广药集团于 1997 年 9 月 1 日签订的商标许可协议，本公司于商标许可协议签订日起计 10 年内可使用 38 个广药集团拥有的商标，并按照本公司的销售净额的千分之一支付商标使用费。此商标许可协议将于 2007 年 9 月 1 日期满。本公司本年度应向广药集团支付上述商标许可使用费 4,494 千元(上年度：3,496 千元)。

⑨ 预付租金

根据本公司本部与广药集团于 1998 年 8 月 28 日签订的协议书，广药集团同

意本公司本部租用其扩建的新办公大楼的部分场地。本公司本部支付的租金按当时的市场租赁价格折让 38%计算。由于广药集团需要资金进行办公楼扩建工程，本公司本部已根据上述协议书的规定向广药集团预付租金 6,000,000.00 元。广药集团承诺该款项仅用于办公楼的建设，并可抵扣应付的租金。租赁年期应不少于 10 年或直至预付租金完全抵扣为止，以较长者为准。

⑩ 房改补贴

根据本公司本部与广药集团于 1997 年 9 月 1 日签订的职工住房服务合同，广药集团同意在本公司本部的要求下以及在符合当期适用广州市地区内的房改政策的情况下，以优惠房价向本公司的职工出售职工住房。本公司本部同意按照优惠房价与广药集团建设或购入这些职工住房的成本(扣除累计折旧)的差额给予补贴，该补贴在购房手续完成后 12 个月内向广药集团支付。截至本年末止，本公司应向广药集团支付房改补贴 62,030 千元(上年末：62,030 千元)。

九、公司的其它有关资料

1．广州药业首次登记日期：　1997 年 9 月 1 日
　　广州药业变更登记日期：　2001 年 1 月 17 日
2．企业法人营业执照：　4401011101830
3．税务登记号码：　44010063320680x
4．会计师事务所名称及办公地点：
　　国际核数师
　　罗兵咸永道会计师事务所
　　香港中环太子大厦 22 楼
　　国内核数师
　　广州羊城会计师事务所有限公司
　　中国广东省广州市东风中路 410 号健力宝大厦 25 楼
5．公司未流通股票的托管机构名称：　上海证券中央登记结算有限公司
6．股票登记托管机构：
　　境内上市人民币普通股（A 股）
　　—上海证券中央登记结算中心
　　香港上市外资股（H 股）
　　—香港中央结算（证券登记）有限公司

十、备查文件

1．载有公司法人代表董事长的亲笔签名的年度报告原本；

2．载有公司法人代表、总会计师、财务负责人签名并盖章的会计报表；

3．载有会计师事务所盖章、注册会计师亲笔签名的审计报告正文及按中国会计准则编制的财务报表及罗兵咸永道会计师事务所签署的审计报告正文及按香港会计准则编制的财务报表；

4．报告期内在《香港经济日报》、《南华早报》《Hong Kong imail》、《上海证券报》、《中国证券时报》上公开披露的公司文件的正本及公告原稿

5．《公司章程》。



广州药业股份有限公司

董事会

2001年4月20日

证券代码：(A 股)600332 (H 股)0874　股票简称：广州药业　编号：临 2001-005

广 州 药 业 股 份 有 限 公 司

Guangzhou Pharmaceutical Company Limited

(在中华人民共和国注册成立之股份有限公司)

二零零零年度股东周年大会决议公告

广州药业股份有限公司（“本公司”）二零零零年度股东周年大会（“股东大会”）于二零零一年六月十五日上午九时在中国广东省广州市沙面北街 45 号二楼会议室举行，与会股东及股东授权代表 3 人，代表股份数共 513,006,200 股，占本公司股份总数的 63.2638%（其中国家股 513,000,000 股，占公司股份总数 63.26%；A 股 200 股，占公司股份总数 0.00002466%；H 股 6000 股，占公司股份总数 0.0007399%），符合《中华人民共和国公司法》及本公司章程对召开股东大会的规定。

会议经过讨论审议，并以记名投票表决的方式形成如下决议：

一、以普通决议案方式：

1、批准本公司二零零零年度董事会报告；

同意票 513,006,200 股，占表决股份总数的 100%；反对票 0 股，占 0%；弃权票 0 股，占 0%。

2、批准本公司二零零零年度监事会工作报告；

同意票 513,006,200 股，占表决股份总数的 100%；反对票 0 股，占 0%；弃权票 0 股，占 0%。

3、批准本公司二零零零年度经审核的财务报告；

同意票 513,006,200 股，占表决股份总数的 100%；反对票 0 股，占 0%；弃

权票0股，占0%。

4、批准本公司年度末的核数师报告；

同意票513,006,200股，占表决股份总数的100%；反对票0股，占0%；弃权票0股，占0%。

5、批准续聘任期届满的公司核数师（羊城会计师事务所）及国际核数师（罗兵咸永道会计师事务所），并授权董事会决定其酬金；

同意票513,006,200股，占表决股份总数的100%；反对票0股，占0%；弃权票0股，占0%。

6、批准本公司二零零零年度利润分配及派息方案：

根据中国会计准则及制度，本公司二零零零年度净利润为人民币146,234,183元，本公司及附属子公司分别计提法定公积金10%和法定公益金10%，二项合计人民币68,885,709元，余下的税后利润加期初未分配利润(人民币-50,195,638元)，可供分配利润为人民币27,152,836元。

经二零零零年度股东周年大会通过，本公司派发二零零零年全年股息为每股人民币0.05。其中，中期股息已按每股人民币0.02元派息人民币14,658,000元。末期股息按增发A股后的总股本81,090万股计算，每股人民币0.03元（A股含税）派息为人民币24,327,000元。全年共派发人民币38,985,000元。未分配利润派发人民币11,475,000元，不足部分在留存的任意公积金中派发。

同意票513,006,200股，占表决股份总数的100%；反对票0股，占0%；弃权票0股，占0%。

7、通过授权董事会决定二零零一年度公司董事服务报酬，总金额不超过人民币137万元；

同意票 513,006,200 股，占表决股份总数的 100%；反对票 0 股，占 0%；弃权票 0 股，占 0%。

8、通过授权董事会决定二零零一年度公司监事服务报酬，总金额不超过人民币 25 万元。

同意票 513,006,200 股，占表决股份总数的 100%；反对票 0 股，占 0%；弃权票 0 股，占 0%。

二、以特别决议案方式：

授权董事会依照有关规定在有关期间内配发及发行新股份，并授权董事会据此对本公司章程作出及必要的修改和办理有关的变更登记手续。

同意票 513,006,200 股，占表决股份总数的 100%；反对票 0 股，占 0%；弃权票 0 股，占 0%。

本次股东大会由广东正平天成律师事务所委派律师见证，并出具了法律意见书，认为本公司二零零零年度股东周年大会的召集、召开程序符合《中华人民共和国公司法》和本公司章程的规定，出席会议人员的资格合法有效，本次股东大会未有股东提出新提案，会议表决程序符合法律、法规和公司章程的规定，本次股东大会通过的各项决议合法有效。

特此公告



广州药业股份有限公司

董事会

2001 年 6 月 15 日

广州药业股份有限公司

2000年度A股末期分红派息公告

广州药业股份有限公司2000年度分红派息方案，已于2001年6月15日召开的公司2000年度股东周年大会通过。现将实施该方案的具体事宜公告如下：

一、2000年度利润分配方案

经2000年度股东周年大会通过，决定向全体A股股东派发2000年度末期现金红利每股0.03元(含税).

二、分红派息具体实施办法

1、A股股权登记日：2001年6月22日(星期五)

2、除息日：2001年6月25日(星期一)

3、红利发放日：2001年6月29日(星期五)

4、分红派息对象：截至2001年6月22日(星期五)收市后，在上海证券中央结算公司登记在册的本公司全体股东。

5、发放方法：

（1）每股税前红利金额：0.03元；

（2）每股税后红利金额：对于A股流通股个人股东,本公司根据国家税法规定按20%的税率代扣缴个人所得税，实际发放的现金红利为0.024元/股；对于国家股股东、A股流通股中机构投资者本公司不代扣所得税，实际发放现金红利0.03元/股。

（3）领取办法：

国家股股东的现金红利由本公司直接发放；

持有A股流通股股东的现金红利，本公司委托上海证券中央登记结算公司在现金红利发放日前一个交易日，将已办理指定交易的投资者的现金红利金额通过资金结算系统划付给被指定交易的证券公司，已办理指定交易的投资者可于发放日在其指定的证券营业部领取现金红利；未办理指定交易的投资者的红利暂由上海证券中央登记结算公司保管，待投资者办理指定交易并经登记公司确认后，登记公司即将该投资者办理指定交易后的第二个交易日即可领取现金红利。

5、发放年度：2000年度

三、咨询机构：广州药业股份有限公司董事会秘书处

联系地址：广东省广州市沙面北街45号二楼

联系电话：8620-81218117

传真号码：8620-81876408

特此公告



广州药业股份有限公司

董事会

2001年6月18日

证券代码：（A股）600332 （H股）0874 股票简称：广州药业 编号：临 2001-007

02 APR -2 AM 8:50

广州药业股份有限公司

第二届第五次董事会会议决议公告

广州药业股份有限公司（广州药业）董事会于七月二十五日召开第二届第五次董事会会议，以书面表决的方式通过关于委托投资的决议，具体内容如下：

1. 广州药业以自有资金委托南方证券有限公司进行国债及证券投资，委托金额为人民币 3000 万元，委托期限：2001 年 7 月 26 日至 2001 年 12 月 31 日。当委托资产年收益率≤5%时，受托方不收资产管理费；资产年收益＞5%时，委托方按资产净值 2.5%向受托方支付年管理费。

2. 广州药业附属企业广州陈李济药厂以自有资金委托东北证券有限公司进行资产管理，委托金额为人民币 2000 万元，委托期限：2001 年 7 月 26 日至 2002 年 7 月 26 日。当委托资产年收益率小于或等于 10%时，受托方不计提业绩报酬，超过 10%以上的全部收益作为业绩报酬。

3. 广州药业附属企业广州羊城药业股份有限公司和广州潘高寿药业股份有限公司委托大鹏证券有限公司进行国债投资，委托金额分别为人民币 2000 万元和人民币 2500 万元，委托期限：2001 年 7 月 26 日至 2002 年 7 月 26 日。当年收益率大于 3.2%时，超过 3.2%部分的 50%为受托方的业绩报酬。



广州药业股份有限公司

董事会

2001 年 7 月 25 日

证券代码：600332（A股） 0874（H股） 股票简称：广州药业 编号：临2001-008

02 APR -2 AM 6:51

广州药业股份有限公司

第二届第六次董事会会议决议公告

广州药业股份有限公司(以下简称本公司)第二届第六次董事会会议于 2001 年8月17日在本公司二楼会议室召开，会议应到董事9人，实到董事5人。董事长蔡志祥先生主持了会议；本公司监事及高级管理人员列席了会议，符合《公司法》及本公司《章程》之规定。经过会议充分讨论，到会董事一致表决同意，并形成以下决议：

1、审议通过本公司二零零一年中期报告；

2、审议通过本公司二零零一年中期未经审核的财务报告及利润分配方案；

按中国会计准则计算，截至二零零一年六月三十日止六个月期间，本集团的营业额约为2,644,971千元，除税前盈利约为151,853千元，股东应占溢利约为90,764千元。按香港普遍采纳之会计原则计算，截至二零零一年六月三十日止六个月期间，本集团营业额约为2,644,971千元，除税前溢利约为107,579千元，股东应占溢利约为52,063千元。

根据本公司发展需要，中期利润除弥补期初未分配利润负数外，不再进行利润分配，不派发2001年中期股息。

3、 审议通过本公司执行《企业会计制度》提取固定资产等四项减值准备及建立相应内部控制制度的议案；

根据财政部财会[2000]25号文通知，公司自2001年1月1日起执行《企业会计制度》，并从二零零一年中期开始增加计提固定资产、在建工程、无形资产和委托贷款四项减值准备，同时建立和健全相应的内部控制制度。

4、审议通过本公司实施长期激励机制的议案；

公司实施“业绩股票”形式的股权激励制度，设定公司的业绩目标为净资产利润率达到12%，在此情况下按照不高于公司当年利润的6%提取激励基金进行奖励，激励基金转化成公司股票，并约定在一定期限后才能兑现。激励基金在当年的经营成本中列支。股权激励和公司业绩考核、岗位绩效考核紧密挂钩。董事

会下设专门机构—薪酬委员会负责公司股权激励和考核的管理。

5、 审议通过召开二零零一年第一次临时股东大会藉以审议包括本公司实施长期激励机制在内的各项议案；召开二零零一年第一次临时股东大会的具体时间及有关事项另行公告。



广州药业股份有限公司

董事会

二零零一年六月十七日

广　告　股市有风险，请慎重入市。

中

广州药业股份有限

(

重要提示

1、本次广州药业股份有限公司(以下简称:"广州药业"或"发行人")股票发行及发行方案已获中国证券监督管理委员会(以下简称:"中国证监会")证监公司字[2000]228号文核准。

2、本次发行采用网下对证券投资基金累计投标询价和网上对社会公众投资者在申购价格区间内累计投标询价发行相结合的发行方式。

本次发行的发行价格由发行人和主承销商国通证券有限责任公司(以下简称"主承销商"或"国通证券")根据证券投资基金和社会公众投资者的申购情况协商确定。

本次发行的股份数量不超过10,000万股，具体发行数量由发行人和主承销商依据本次发行募集资金计划和发行价格确定。发行人拟募集资金额(含发行费用)不少于70,000万元。

3、网下对证券投资基金累计投标询价已于2001年1月8日结束。根据询价结果，发行人和主承销商确定了本次网上对社会公众投资者的申购价格区间:7.00元/股(根据2000年盈利预测,全面摊薄市盈率为37.23倍)-12.00/股(根据2000年盈利预测,全面摊薄市盈率为63.83倍)。社会公众投资者将于2001年1月10日在上述申购价格区间进行网上申购。

在上述申购价格区间进行网上申购时，每个社会公众投资者只能选择一个价位进行一次申购,否则为无效申购。

4、对证券投资基金的缴款工作由主承销商通过清算银行进行。经上海证券交易所(以下简称"上交所")同意,对社会公众投资者的上网发行由主承销商通过上交所的交易系统进行。

5、本次发行并非上市,有关上市事宜另行公告。

6、投资者务请注意申购方式、申购时间、申购对象、申购程序、申购价格和申购数量以及申购次数的限制。

7、本公告仅对认购"广州药业"股票的有关事项和规定,向社会公众作扼要说明。投资人在做出认购本次发行股票的决定之前，应首先仔细阅读《广州药业股份有限公司招股意向书》全文,并以全文作为投资决定的依据。

8、《广州药业股份有限公司招股意向书》已刊登于2000年12月29日的《中国证券报》、《上海证券报》和《证券时报》上。

9、在本次发行中,每个投资者只能开设并使用一个帐户,任何人不得非法利用他人帐户或资金进行申购，也不得违规融资或帮助他人违规融资进行申购。

申购简称:广药增发;申购代码:730332

一、基本情况

1、本次发行采用网下对证券投资基金累计投标询价和网上对社会公众投资者在申购价格区间内累计投标询价发行相结合的发行方式。

2、本次发行的发行价格由发行人和主承销商根据证券投资基金和社会公众投资者的申购情况协商确定。先由主承销商将证券投资基金的有效预约申购(已于2001年1月8日结束)和社会公众投资者网上的有效申购合计在一起,按照申购价格由高到低进行排序,并对申购数量进行统计,然后由主承销商和发行人根据排序和统计结果并考虑募集资金需求总量确定最终发行价格、最终发行总股数。本次发行中,证券投资基金和社会公众投资者的发行价格及配售比例相同。

具体情况如下:

选定某一价格，得到发行总量，同时使不低于此价格的所有申购量(包括网下证券投资基金和网上社会公众投资者)与发行量的比率(即超额认购倍数)在一定的范围内,此价格就被认定为发行价格。

每个证券投资基金的配售量=该基金申购价不低于发行价格的有效申购量×配售比例

每个社会公众投资者的配售量根据该投资者申购价不低于发行价格的有效申购量经抽签后确定，社会公众投资者的中签率与证券投资基金的配售比例相同。

3、网下对证券投资基金累计投标询价已于2001年1月8日结束。根据询价结果，发行人和主承销商确定了本次网上对社会公众投资者的申购价格区间:7.00元/股-12.00元/股。社会公众投资者将于2001年1月10日(星期三)在上述价格区间进行网上申购。

4、上网发行申购缴款时间:2001年1月10日(星期三)于上交所正常交易时间进行(上午9:30-11:30,下午13:00-15:00)。如遇重大突发事件影响本次发行,则在第二个工作日继续进行申购。

5、发行对象:在上交所开立人民币普通股(A股)股票帐户的自然人、法人(法律、法规禁止者除外)。已参加网下累计投标询价的证券投资基金不得再参与上网申购。

6、发行地点:全国与上交所联网的各证券营业网点。

7、申购简称:广药增发;申购代码:730332

二、发行方式

本次广州药业股票采取网下对证券投资基金累计投标询价和网上对社会公众投资者在申购价格区间内累计投标询价发行相结合的发行方式。网下对证券投资基金累计投标询价已于2001年1月8日结束。根据询价结果，发行人和主承销商确定了本次网上对社会公众投资者的申购价格区间:7.00元/股-12.00元/股。

各地投资者在指定时间内,通过上交所的各营业网点,根据上述价格区间和符合本公告规定的申购数量缴足申购款,进行申购委托。申购结束后，由发行人与主承销商根据申购情况确定本次发行的发行价格与发行数量。

1、若本次有效申

行人与主承销商确定的

有效申购量(包括证券

比定为配售比例,证券

签率)以每1,000股为一

会公众投资者的发行价

2、若本次有效申购

行人与主承销商确定的

3、若本次有效申购

行人与主承销商确定的

申购者按有效申购量认

三

1.本次上网发行,

1,000股的申购量必须

2.每一股票帐户只

申购,除第一次申购外,

3.每一股票帐户申

4. 未参加网下预

上述有关申购的规定。

1.办理开户登记

凡愿认购本次广州

卡。尚未办理开户登记

期三)以前办理好上交所

券营业部开立资金帐户

2.存入足够申购资

已开立资金帐户但

量存入足额申购资金。

尚未开立资金帐户

三)之前在证券营业部开

3.申购手续

申购程序与二级市

(1)申购者填写好

卡、资金帐户卡到申购

续。柜台经办人员查验

认购。… …

02 APR -2 AM 8:[illegible]

公司股票上网发行公告

2001-1-9)

(包括证券投资基金和社会公众投资者)大于发行总量，则将申购价格不低于发行价格的所有资基金和社会公众投资者)累计数与发行总量之资基金按比例配售；社会公众投资者按比例(中进行抽签配售。本次发行中证券投资基金和社及配售比例相同。

(包括证券投资基金和社会公众投资者)等于发行总量，则申购者按有效申购量认购股票。

(包括证券投资基金和社会公众投资者)小于发行总量，则采用发行价格下限为本次发行价格，股票余额由承销团包销。

申购股数的规定

个股票帐户申购量最少不得低于1,000股，超过,000股的整数倍。

申购一次，并且不能撤单。同一股票帐户的多次视作无效申购。

股票的数量上限为100,000股。

购的证券投资基金在进行网上申购时，须遵从

四、申购程序

业投票的投资者，必须持有上交所的股票帐户续的投资者，必须在申购日(2001年1月10日，星股票帐户的开户手续。然后到与上交所联网的证

有存入足够资金的申购者，应根据自己的申购

申购者，必须在申购日(2001年1月10日，星期资金帐户，并根据申购量存入足额申购资金。

上买入上交所挂牌股票的方式相同。

委托单的各项内容，持本人身份证、证券帐户开户的与上交所联网的证券营业部办理委托手者交付的各项证件，复核无误后即可接受委托

(2)使用电话委托的申购者应按该证券营业部要求办理委托手续。

(3)投资者的申购委托一经接受，不得撤单。

五、配号与抽签

若本次有效申购量(包括证券投资基金和社会公众投资者)大于发行人与主承销商确定的发行总量，则将效有申购量(包括证券投资基金和社会公众投资者)累计数与发行总量之比定为配售比例，证券投资基金按比例配售；社会公众投资者按比例(中签率)以每1,000股为一签进行抽签配售。证券投资基金和社会公众投资者的发行价格及配售比例相同。

网上配售的股份必须是1,000股的整数倍，不足1,000股的零股由承销团包销。

1、申购配号确认

T日(2001年1月10日，星期三)为上网发行申购日。

T+1日(2001年1月11日，星期四)，由上海证券中央登记结算公司将申购资金冻结在申购专户中。确因银行结算制度造成的申购资金不能及时入帐的，须在T+1日(2001年1月11日，星期四)提供中国人民银行电子联行系统汇划的划款凭证，并确保在T+2日(2001年1月12日，星期五)上午申购资金入帐。

T+2日(2001年1月12日，星期五)，由主承销商会同上海证券中央登记结算公司及具有证券从业资格的会计师事务所对资金的到帐情况进行核查，并由会计师事务所出具验资报告，上交所以申购资金的实际到位情况(包括按规定已提供中国人民银行划款凭证的部分)确认有效申购；发行人及主承销商根据申购情况确定本次发行的发行价格与发行数量；上交所对有效申购按时间顺序进行连续配号，并将申购配号记录传输给各证券营业部。

T+3日(2001年1月15日，星期一)，上午9:00前，各证券营业部将配号结果公布于交易大厅显著位置，投资者到原委托申购的证券营业部确认申购配号。

2、刊登网上、网下申购情况及发行结果公告

T+3日(2001年1月15日，星期一)，在指定报刊上公布：

(1)本次发行的发行数量、发行价格及超额认购倍数；

(2)证券投资基金配售结果，并通知获配证券投资基金；

(3)中签率。

3、摇号抽签

T+3日(2001年1月15日，星期一)，在公证部门的监督下，由国通证券主持摇号抽签，于当日通过上交所卫星网络将中签号码传送给各证券营业部。并于T+4日(2001年1月16日，星期二)，在指定报纸上公布中签结果。

4、确定认购股数

网上申购者根据中签号码确定认购股数，每个中签号码认购1,000股。

六、清算与交割

1、从T+1日(2001年1月11日，星期四)至T+3日(2001年1月15日，星期一)，全部申购资金由上海证券中央登记结算公司冻结在指定结算银行的申购专户，所冻结资金的利息(共三天)按同期银行企业活期存款利率计算，归发行人所有。有关资金划拨、冻结事宜，遵从上海证券交易所有关规定。

2、T+3日(2001年1月15日，星期一)，由上海证券中央登记结算公司根据中签情况进行清算交割和股东登记，并由上海证券交易所将认购结果发给各证券交易网点。

3、在T+4日(2001年1月16日，星期二)，上海证券中央登记结算公司对未中签部分的申购资金解冻，并向各证券营业网点返还未中签部分的申购资金余额，同时将中签的认购款扣除上网发行手续费后划人主承销商银行帐户。主承销商按承销协议将募集资金款项划人发行人指定的银行帐户。

4、本次增发A股股权登记由上交所电脑主机在发行结束后自动完成，并由上海证券中央登记结算公司以软盘形式交给主承销商和发行人。

七、发行费用

1、本次上网发行，不向申购者收取佣金、过户费和印花税等费用。

2、参与上网发行的各证券营业机构的手续费，由主承销商委托上海证券中央登记结算公司根据参与发行的各证券交易网点的实际认购量，按实际成交金额的0.35%提取，并自动转至各证券营业机构的帐户。

八、发行人和主承销商

1、发行人：

名称：广州药业股份有限公司

联系地址：广州市沙面北街45号

电话：020-81885712

传真：020-81876408

联系人：何舒华、江士杰

2、主承销商：

名称：国通证券有限责任公司

联系地址：深圳市深南中路34号华强佳和大厦A座9层

电话：0755-3677406、3796424

传真：0755-3796489

联系人：王永兴、李丽芳

国通证券有限责任公司

2001年12月28日

证券代码：600332（A 股）0874（H 股）股票简称：广州药业　编号：临 2001-009

广州药业股份有限公司
第二届第三次监事会会议决议公告

广州药业股份有限公司第二届第三次监事会会议于二零零一年八月十七日在本公司所在地广州市沙面北街四十五号二楼会议室召开。会议由监事会召集人陈灿英先生主持，监事会三名监事全部出席了会议。会议审议通过了《监事会二零零一年中期工作报告》。



广州药业股份有限公司

监事会

二零零一年八月十七日

广州药业股份有限公司 2001 年中期报告摘要

重要提示： 本公司董事会保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性负个别及连带责任。公司中期财务会计报告未经审计。

一、公司简介

1．公司法定中文名称：广州药业股份有限公司
　中文名称缩写：广州药业
　英文名称：Guangzhou Pharmaceutical Company Limited
　英文名称缩写：GPC
2．公司注册及办公地址：中国广东省广州市沙面北街 45 号
　邮政编码：510130
　电话：（8620）81218103
　传真：（8620）81876408
　公司国际互联网网址：http://www.gzphar.com
　电子邮箱：sec@gpc.com.cn
　在香港主要营业地点：香港金钟道 89 号力宝中心第 2 座 20 楼 2005 室
3．公司法定代表人：蔡志祥
4．公司董事会秘书：何舒华
　联系地址：中国广东省广州市沙面北街 45 号
　电话：（8620）81218117
　传真：（8620）81876408
　董事会秘书电子邮箱：hesh@gpc.com.cn
5．公司选定的信息披露报纸为：中国《上海证券报》、《中国证券报》
　香港《香港经济日报》、《Hong Kong iMail》（英文报）
6．中国证监会指定登载公司中期报告的国际互联网网址：http://www.sse.com.cn

香港登载公司中期报告

互联网网址： http://www.hkex.com.hk

7．公司中期报告备置地点： 中国广东省广州市沙面北街45号二楼

广州药业股份有限公司董事会秘书处

8．股票上市交易所名称及编码： A股：上海证券交易所

代码：600332 股票简称：广州药业

H股：香港联合交易所有限公司

代码：0874 股票简称：广州药业

二、主要财务数据和指标

1、按中国会计准则编制的主要财务指标（人民币元）

	截至2001年6月30日止6个月（未经审计）	截至2000年6月30日止6个月（未经审计）	截至2000年12月31日止12个月（已经调整未经审计）
主营业务收入	2,644,970,813.82	2,156,087,198.60	4,222,857,015.97
净利润	90,763,780.34	81,355,802.05	141,436,867.16
扣除非经常性损益后的净利润	92,757,633.51	85,502,053.56	126,528,741.55
每股收益（摊薄）	0.1119	0.111	0.1622
每股收益（加权）	0.1138	0.111	0.1622
净资产收益率	4.21%	5.8%	10.08%
每股经营活动产生的现金流量净额	0.062	0.274	0.39
	截至2001年6月30日（未经审计）	截至2000年6月30日（未经审计）	截至2000年12月31日（已经调整未经审计）
总资产	3,797,261,296.17	3,028,611,639.23	3,011,072, 084.18
资产负债率	40.60%	49.18%	52.79%
股东权益（不包含少数股东权益）	2,155,913,778.31	1,403,205,717.99	1,326,777,804.49
每股净资产	2.66	1.91	1.64
调整后的每股净资产	2.51	1.73	1.68

注：（1）以上财务报表数据和指标均以合并报表数计算，2000年数据已按照《企业会计制度》及新会计准则追溯调整。

（2）非经常性损益涉及项目及金额：营业外收入3,164,701.46元；营业外支出5,490,460.63元；补贴收入331,906元。

2、按中国会计准则编制的利润表附表

报告期利润	净资产收益率(%)		每股收益(元)	
	全面摊薄	加权平均	全面摊薄	加权平均
净利润	4.21	4.57	0.1119	0.1138

3、按香港普遍采纳之会计原则编制的主要财务指标（人民币千元）

损益表

项目	截至2001年6月30日止6个月（未经审计）	截至2000年6月30日止6个月（未经审计）
营业额	2,644,971	2,150,903
税前盈利	107,579	111,777
税项	54,194	27,166
除税后盈利	53,385	84,611
少数股东权益	1,322	6,219
股东应占盈利	52,063	78,392

资产负债表

项目	截至2001年6月30日（未经审计）	截至2000年12月31日（已经审计）
总资产	3,986,173	3,256,426
总负债	1,506,989	1,542,141
资产净值	2,364,625	1,598,817

4、按照中国会计准则和香港普遍采纳之会计原则编制2001年中期之除税后盈利差异说明（未经审计）：

	人民币千元
按中国会计准则编制之净利润（除税后盈利）	90,764
减：职工住房改造款摊销	5,224
减：对固定资产评估增值部分补提当年折旧	722
加：冲销多计提之技术开发费	9,003
加：少数股东权益的差异	5,650
加：冲回坏帐拨备	4,504
加：财政返还款	300
减：资产减值准备	50,277
减：递延资产摊销	1,935
按香港普遍采纳之会计原则编制之股东应占盈利	52,063

三、股本变动及主要股东持股情况

1. 股本变动情况

股份变动情况表 (数量单位：股)

	本次变动前	本次变动增减（+，-）						本次变动后
		配股	送股	公积金转股	增发	其他	小计	
一、未上市流通股份								
发起人股份:								
国家持有股份	513,000,000							513,000,000
未上市流通股份合计	513,000,000							513,000,000
二、已上市流通股份								
1、人民币普通股(A股)					78,000,000			78,000,000
2、境外上市外资股(H股)	219,900,000							219,900,000
已上市流通股份合计	219,900,000				78,000,000			297,900,000
三、股份总数	732,900,000				78,000,000			810,900,000

注：本报告期内，因本公司于 2001 年 1 月 10 日在境内发行 7,800 万股人民币普通股（A 股）股票，故本公司总股本由 2001 年期初的 73,290 万股增至 2001 年上半年期末的 81,090 万股，国家股占总股本比例由 70%降至 63.26%，流通股占总股本比例由 30%增至 36.74%。

2．主要股东持股情况

持有本公司股份前 10 名股东情况一览表（截止 2001 年 6 月 30 日）

股东名称	股份性质	持股数（股）	占总股本比例（%）
广州医药集团有限公司	国家股	513,000,000	63.26
香港中央结算（代理人）有限公司	H股	218,485,000	26.94
HSBC NOMINEES （HONG KONG）LIMITED	H股	800,000	0.098
王保国	H股	250,000	0.030
兴和基金	A股	216,890	0.026
兴业证券	A股	210,260	0.025
姚云峰	A股	200,000	0.024
邓大凯	A股	183,500	0.0226
李菊光	A股	180,071	0.0222
德井百货	A股	160,600	0.019
陈梅兰	A股	144,201	0.017

注：（1）广州医药集团有限公司代表国家持有股份，其于报告期内股份无增减变动情况，且其所持有股份无质押、冻结情况；前 10 大股东间不存在关联关系。

（2）根据香港中央结算（代理人）有限公司的通知，截至2001年6月29日止，下列中央结算系统参与者在中央结算系统股票户口内持有并超过本公司已发行H股股份总数的10%：

股东名称	持股数（股）	占总股本比例（%）
香港上海汇丰银行	31,513,000	14.33%
国泰君安证券（香港）有限公司	27,078,000	12.31%

四、经营情况讨论与分析

（除特别注明外，本报告涉及的财务资料均节录自本集团按中国会计准则及制度编制之帐项）

本公司经营业务范围:广州药业及附属企业[本集团]主要从事（1）中成药的制造与销售；（2）西药、中药和医疗器械的批发、零售和进出口业务。

1、报告期内公司主要经营情况

按中国会计准则计算,截至2001年6月30日止6个月期间，本集团的营业额约为2,644,971千元，比去年同期增长22.67%；除税前盈利约为151,853千元,比去年同期增长34.00%；股东应占溢利约为90,764千元，比去年同期增长11.56%。

按香港普遍采纳之会计原则计算，截至2001年6月30日止6个月期间，本集团营业额约为2,644,971千元，比去年同期增长22.97%；除税前溢利约为107,579千元，比去年同期下降3.76%；股东应占溢利约为52,063千元，比去年同期下降33.59%。

按香港会计原则编制的除税前溢利、股东应占溢利下降的原因，主要是因本集团执行国家财政部今年颁布的《企业会计制度》，在会计政策上发生重大变更，增加了固定资产、在建工程、无形资产和委托贷款等四项减值准备。经董事会同意，本报告期计提固定资产、在建工程、无形资产减值准备共约人民币5,027.7万元。按财政部财会字[2001]17号文通知，该项准备采用追溯调整法进行会计处理，调整期初留存收益，而按香港会计原则该项准备属于非政策性调整，所提准备全数计入当期损益，故直接影响本期除税前溢利及股东应占溢利。

影响税后利润的另一个原因为所得税率的变化，详见第五部分之税收优惠问题说明。

2001 年上半年，本集团制造业务（「制造业务」）及贸易业务（「贸易业务」）的营业额分别占本集团营业额约 31.81%及约 68.19%，制造业务及贸易业务的除税前溢利则分别占本集团的除税前溢利约 74.62%及约 25.38%。

(1) 中成药制造业务

按中国会计准则计算，制造业务于二零零一年上半年营业额约为 841,457 千元，比去年同期增长 21.03%，除税前溢利约为 113,311 千元，比去年同期增长 38.08%；按香港会计准则计算，营业额约为 841，457 千元，比去年同期增长 21.52%，除税前溢利约为 82,168 千元，比去年同期增长 13.32%。

制造业务致力于拓展省内外市场，加强对医院及零售终端的推介宣传工作，整合经销商，建立市场信息网络，做好市场分析工作，在大力拓展本公司消渴丸、夏桑菊、华佗再造丸等重点产品市场的同时，积极开拓清热消炎宁、鼻咽清毒颗粒等有市场潜力的二线品种。此外，制造业务进一步加强与本公司贸易企业的合作，提高了企业的资源利用率，促进了乌鸡白凤丸、川贝枇杷口服液等产品的销售增长。

2001 年上半年销售额显著增长的重点产品有消渴丸、华佗再造丸、夏桑菊、乌鸡白凤丸、王老吉冲服凉茶、追风透骨丸等，其中，华佗再造丸在东欧市场销量大幅度增长。重点产品销量显著增长是制造业务利润显著增长的主要来源。

制造业务积极加强生产成本及费用控制。报告期内，主要产品的平均单位成本比去年同期下降 3.24 个百分点，经营费用率比去年同期下降 4.25 个百分点，对制造业务利润的增长起到重要作用。

为确保企业的未来发展，本公司加快技术创新和新产品研发工作。于报告期内，投产的有“石斛夜光颗粒”、“益妇止血丸”二个产品，已经完成研究并申报批文的有二个产品，正在研究开发的有“热咳清颗粒”等十七个产品。报告期内，新产品销售额达人民币约 4,500 万元。

报告期内，本公司致力加快企业的技术改造步伐。正在进行的主要技术改造项目有广州星群药业股份有限公司引进高速全自动颗粒生产线；广州奇星药厂引进微波干燥线；广州潘高寿药业股份有限公司膏露车间 GMP 改造；广州羊城药业股份有限公司丸剂车间 GMP 改造等。目前，为适应重点产品消渴丸的市场需求，广州中药一厂正在积极筹备迁厂改造工作。技术改造将有助于提高生产技术和生产能力，进一步增强本集团的核心竞争力。

本公司继续推进制造企业 ERP 项目的实施工作，目前已有四家企业的 ERP 系统投

入运行，其它制造企业的ERP系统预计于明年上半年完成。ERP的实施，对规范企业的业务流程，优化企业的资源组合，提高企业的管理水平和决策水平起到了重要作用。

报告期内，制造业务的存货周转天数和应收帐款周转天数分别比去年同期加速18.52%和30.40%。

本公司附属企业广州中药一厂于报告期内成功吸收合并广州众胜药厂。该项合并使本公司进一步优化了企业内部资源配置，充分发挥核心企业的管理优势、市场优势及品牌优势，增强了企业今后持续发展后劲及抗风险能力。合并后广州中药一厂销售额比上年同期两厂合计销售额增长18.32%，税前利润增长88.31%。

(2) 医药贸易业务(包括批发、零售及进出口)

按中国会计准则计算，贸易业务于二零零一年上半年录得营业额约为1,803，514千元，比去年同期增长23.46%，除税前溢利约为38,541千元，比去年同期增长23.30%；按香港会计准则计算，营业额约为1,803，514千元，比去年同期增长23.66%。除税前溢利约为25,411千元，比去年同期下降35.29%。

随着国家医疗体制改革进一步深化，医药行业市场竞争日趋激烈。与去年同期相比，报告期内贸易业务销售毛利率下降约1.22个百分点。

本报告期内，贸易业务拓展省内外市场及农村市场工作成效显著，新增的代销品种及总经销品种共440多个，其中新增独家代理品种5个，新增销售客户430多个。客户队伍的扩大及整合进一步理顺了销售渠道，对提高营业额起到了关键的作用。

报告期内，贸易业务重视品种结构的调整，加强进货计划管理和应收账款的管理工作。期内，存货周转天数和应收帐款周转天数分别比去年同期加速14.07%和3.28%。

为扩展零售市场的销售份额，贸易业务加大拓展零售药店网络力度。截至2001年6月，本集团的医药零售网点总数从去年期末的155家增加到219家，其中主营中药的「采芝林」药业连锁店127家，主营西药的「健民」医药连锁店92家。

2、公司投资情况

（1）募集资金使用情况

① 发行H股募集资金使用情况

本公司于1997年10月发行219,900,000股H股，募集资金净额为港币317,421,000元（折算为人民币340,233,000元），截止2001年6月30日止，已全部

按募股项目投入使用。

②发行 A 股募集资金使用情况

2001 年 1 月 10 日，经中国证监会批准，本公司在国内发行 7,800 万股 A 股股票，募集资金净额为 73,799 万元，2001 年 2 月 6 日，本公司 A 股股票在上海证券交易所挂牌上市。截至 2001 年 6 月 30 日止，发行 A 股募集资金投入项目的实施情况如下：

已投入约 7,500 万元用于重点产品技术改造及新产品产业化项目；

已投入约 2,700 万元用于销售网络扩张、物流中心及商业 ERP 实施系统；

已投入约 250 万元用于生物医药研究开发中心建设项目；

已投入 7,969 万元用于企业的营运资金；

中药新技术产业化基地项目处于筹备阶段。

发行 A 股尚未使用的资金，暂时存放于银行或补充企业流动资金，公司将根据项目实施进度分批投入。

（2）其它投资情况

本报告期内，经本公司第二届第二次董事会会议批准，本公司出资人民币 1,072.5 万元认购光大银行法人股 550 万股，占该行扩股后总股数 58.91 亿股的 0.093%。

3、公司财务状况

（1）主要会计科目增减变动情况

项目	2001 年 6 月 30 日(元)	2000 年 12 月 31 日(元)	增减
总资产	3,797,261,296.17	3,011,702,084.18	26.08%
应收帐款	624,465,487.93	465,904,603.69	34.03%
其他应收款	197,110,428.87	174,653,322.34	12.86%
存货	713,433,819.68	790,462,500.78	-9.74%
长期投资	89,779,116.77	79,430,924.17	13.03%
固定资产净值	605 376,280.44	621,379,486.26	-2.58%
预提费用	26,881,468.71	4,639,122.33	479.45%
其他应付款	299,003,560.53	229,273,428.07	30.41%
应交税金	51,192,759.95	35,519,653.23	44.13%
长期借款	40,000,000.00	65,000,000.00	-38.46%
股本	810,900,000.00	732,900,000.00	10.64%
资本公积	1,105,480,936.29	445,108,742.81	148.36%

	2001 年 1-6 月(元)	2000 年 1-6 月(元)	增减
主营业务利润	599,040,209.80	522,595,652.32	14.63%
财务费用	4,525,182.18	16,793,097.22	-73.05%
所得税	54,116,860.58	26,355,345.77	105.34%

净利润	90,763,780.34	81,355,802.05	11.56%
未分配利润	58,427,180.82	-38,665,311.41	

（2）相同项目与年初(或报告期与上年同期)相比增减变动超过 30%(含 30%)的会计报表项目说明

(1) 应收账款变动由于公司 2001 年 1-6 月销售收入增加;
(2) 预提费用变动主要由于新增广告费的预提;
(3) 其他应付款变动主要由于技术开发费及与外单位往来款增加;
(4) 应交税金变动主要由于增值税的增加;
(5) 长期借款变动主要由于公司偿还部分长期借款;
(6) 资本公积变动主要由于公司 2001 年增发 A 股股票而获得的股本溢价;
(7) 财务费用变动主要由于公司利息净支出减少;
(8) 所得税变动主要由于所得税率由原来的 15%变为 33%;
(9) 末分配利润变动系由于实行新的会计制度而计提减值准备并对以前年度追溯调整。

4、下半年展望

下半年，A 股项目募集资金将会按计划加速投入，随着上述项目的逐步实施，将会进一步提高本公司的技术水平和研发能力，加快市场拓展步伐，增强企业的核心竞争力。

市场的纵深拓展和以重点产品为主的终端市场和推介工作，将确保本公司产品销售的持续增长。本公司将力争 2001 年销售额超一亿元的产品达到 3 个，销售额超五千万元的产品达到 7 个。

本公司将加大技术创新的投入，加快中成药新产品及生物医药制品的研制开发，为本集团提供高技术含量的产品，培育新的经济增长点。

本公司将加强资本运作力度，力争在收购、兼并及资本扩张方面有新的突破。

针对 2001 年上半年贸易业务毛利率下降的情况，本公司将积极拓展市场，提高销售额，努力保持贸易业务利润的稳定和增长。

五、重要事项

1、 本公司董事会建议不派发截至 2001 年 6 月 30 止 6 个月的股息，亦不进行公积金转增股本。

2、 2000 年度利润分配方案及其执行情况

根据中国会计准则计算的本集团 2000 年度实现净利润人民币 146,234,183 元，

按 10%提取法定盈余公积金及按 10%提取公益金，两金合计约人民币 2,924.6 万元；全年派发股息每股人民币 0.05 元（A 股含税），合计派发人民币 3,898.5 万元。上述利润分配方案已于本报告期内执行完毕。2000 年未进行公积金转增股本。

3、 报告期内，本集团无重大诉讼、仲裁事项。

4、 报告期内，本公司无收购兼并、资产重组事项。

5、 报告期内，本公司无进行重大关联交易。一般情况详见按中国会计准则编制的财务报告之会计报表附注。

6、本公司与控股股东实行人员、资产、财务三分开，在经营上做到人员独立、资产独立、财务独立。

（1）在人员方面，本公司在劳动、人事及工资管理等方面独立；经理、副经理等高级管理人员均在上市公司领取薪酬，不在股东单位任职。

（2）在资产方面，本公司拥有独立的生产系统、辅助生产系统和配套设施；拥有独立的采购和销售系统；本公司目前正在使用的 38 个商标的所有人为本公司的控股股东广州医药集团有限公司。本公司已于一九九七年九月一日就商标使用与广州医药集团有限公司签订了《商标许可协定》，根据协定规定有偿使用，有效期至二零零七年八月三十一日。广州医药集团有限公司于二零零零年十一月二十一日出具了《关于广州药业使用商标到期后延期的承诺书》；承诺在商标使用期满后以上述《商标许可协定》约定的商标使用条件自动续期 10 年。此外，本公司自行拥有 6 个注册商标，该商标注册在有效期内。

（3）在财务方面，本公司设立独立的财会部门，并建立了独立的会计核算体系和财务管理制度；独立在银行开户。

7、报告期内，本公司未发生因托管、承包、租赁其他公司资产或其它公司托管、承包、租赁本公司资产，而为本公司带来达到本年度利润总额 10%以上利润的事项。

8、 本公司 2000 年周年股东大会批准通过，续聘罗兵咸永道会计师事务所（香港执业会计师）和广州羊城会计师事务所有限公司（中国注册会计师）分别为本公司境外及境内核数师。

9、报告期内，本公司无其它重大合同。

10、报告期内，本公司无重大担保事项。

11、报告期内，本公司名称和股票简称未作变更。

12、购买、出售及购回股份

本报告期内本公司或其任何附属公司概无购买、出售及购回或注销本公司之上市股份。

13、董事及监事及主要行政人员购买、出售股份限制

本公司2000年度报告中披露之本公司各董事、监事及主要行政人员在本公司及其相连法团（按权益披露条例之定义）之股份、认股权证及购股权中之权益在本报告期内无发生变动。除此之外，截止二零零一年六月三十日止，根据该披露权益条例第二十九条，上述人士概无向本公司披露于本公司或其任何相连法团之股份或债券中拥有任何其他权益，同时亦无获授予或行使任何认购本公司的股份或债券的权利。

14、最佳应用守则

于本报告期间内本公司已遵守香港联合交易有限公司证券上市规则附录十四所载之[最佳应用守则]规定。

15、税收优惠问题

根据广州市财政局穗财法[2000]1063号文件，广州市上市公司的2001年企业所得税先按33%的法定税率征收后，对超过15%的地方收入部分（18%的60%部分）给予先征后财政返还。据此，地方政府退税优惠的税率实际为10.8%，即本公司及直属子公司2001年实际税负为22.2%。地方收入部分（10.8%）的退税返还工作，市财政部门已于本结算期后进行，初步统计2001年上半年可返还所得税额约人民币1,500万元。由于财政部门未正式返还该款项，故未计入2001年上半年收益。

16、审核委员会已经与管理层审阅本集团采纳的会计原则、会计准则及方法，并探讨审计、内部监控及财务汇报事宜，包括审阅截至2001年6月30日止6个月的未审计中期帐目。

17、本报告期内没有委托理财事项。2001年7月25日，本公司第二届第五次董事会会议以书面表决的方式通过关于委托投资的决议，同意本公司及下属企业委托南方证券等公司进行国债及证券投资，该委托投资行为符合法定的审议程序。具体情况详见本公司刊登于2001年7月27日《中国证券报》、《香港经济日报》及《HongKong iMail》的信息公告。

六、财务会计报告（未经审计）

1、会计报表(附后)

2、会计报表附注

（1）会计制度

本公司 2001 年 1 月 1 日起执行《企业会计制度》和《企业会计准则》及补充规定。

（2）合并会计报表合并范围变化情况

与上年年末相比，本期减少合并企业一家，系广州众胜药厂。本公司的子公司广州中药一厂于报告期内吸收合并广州众胜药厂，所以广州众胜药厂不再纳入本报告期的合并范围。

本公司持有广州广京中药技术创新中心有限公司及广州采芝林白云药品批发商场有限公司的股权，比例分别为 70%和 80%。由于这两个子公司的资产总额、销售收入及净利润中本公司所拥有的数额，占本公司与所有子公司资产总额的合计额、销售收入的合计额及本公司各期净利润额的比率在 10%以下，根据财会二字[1996]2 号《关于合并会计报表合并范围请示的复函》的规定，没有将这两个子公司纳入合并范围。

广州奇星药厂属下的广州奇星药业有限公司是外商投资企业，执行《中华人民共和国外商投资企业会计制度》，没有按照《企业会计制度》的要求计提资产减值准备。本公司在编制合并会计报表时已按有关的会计政策对其资产减值准备进行了调整。

（3）会计政策变更及影响

本公司原执行《股份有限公司会计制度》。根据财政部财会[2000]25 号文规定，本公司从 2001 年 1 月 1 日起执行《企业会计制度》。

根据《企业会计制度》的规定，经董事会同意，从 2001 年 1 月 1 日起，本公司对固定资产、无形资产和在建工程分别计提减值准备。本报告期计提固定资产减值准备 21,431,071.51 元、无形资产减值准备 9,384,070.90 元和在建工程减值准备 19,462,536.04 元。开办费由原按五年摊销改为一次性记入开业当期损益，对于上述会计政策的变更，本公司采用追溯调整法进行账务处理，调整减少了 2000 年年初未分配利润 45,480,362.84 元，2000 年度净利润 4,797,315.61 元及 2000 年末未分配利润 33,356,435.30，元，相应减少盈余公积 12,970,306.75 元。

由于上述会计政策的变更，导致本公司 2001 年初未分配利润出现红字，本公司用 2001 年中期利润进行弥补。

（4）企业所得税

本公司按照《中华人民共和国企业所得税暂行条例》的规定缴纳企业所得税。

根据广州市财政局穗财法[2000]1063号文件，广州市上市公司的2001年企业所得税先按33%的法定税率征收后，对超过15%的地方收入部分（18%的60%部分）给予先征后财政返还。据此地方政府退税优惠的税率实际为10.8%，即本公司及直属子公司2001年实际税负为22.2%。

七、备查文件目录

1、载有公司法定代表人董事长亲笔签名的中期报告；

2、载有公司法定代表人、总会计师、财务负责人签名并盖章的会计报表；

3、报告期内在《香港经济日报》、《Hong Kong iMail》、《中国证券报》、《上海证券报》上公开披露的所有公司文件的正本及公告原稿；

4、2001年中期报告（摘要）；

5、《公司章程》



广州药业股份有限公司

董事长：蔡志祥

2001年8月20日

利 润 分 配 表

编制单位:广州药业股份有限公司　　时间：2001年6月30日　　单位：人民币元

项 目	合 并			母 公 司		
	上年同期	本期	上年累计	上年同期	本期期末	上年累计
一、主营业务收入	2,156,087,198.60	2,644,970,813.82	4,222,857,015.97	0.00	0.00	0.00
减：主营业务成本	1,622,777,837.51	2,034,004,853.14	3,201,331,862.39	0.00	0.00	0.00
主营业务税金及附加	10,713,708.77	11,925,750.88	19,792,568.06	0.00		0.00
二、主营业务利润	522,595,652.32	599,040,209.80	1,001,732,585.52	0.00	0.00	0.00
加：其他业务利润	16,031,828.05	15,768,155.71	36,439,662.67	278,348.69	144,759.20	2,433,359.33
减：营业费用	180,077,654.32	198,870,670.83	348,172,061.02	0.00	0.00	0.00
管理费用	227,972,866.79	255,801,958.85	466,504,180.72	4,905,690.33	9,359,129.35	13,594,661.68
财务费用	16,793,097.22	4,525,182.18	27,913,527.64	-3,028,219.66	-11,467,816.56	-5,357,377.21
三、营业利润	113,783,862.04	155,610,553.65	195,582,478.81	-1,599,121.98	2,253,446.41	-5,803,925.14
加：投资收益	3,673,055.16	-1,764,079.66	4,647,887.81	82,953,293.04	93,247,754.10	147,368,727.11
补贴收入	0.00	331,906.00	9,288,486.45	0.00	0.00	0.00
营业外收入	4,008,835.09	3,164,701.46	18,407,208.86	10,260.00	83.13	10,344.91
减：营业外支出	8,155,086.60	5,490,460.63	12,787,569.70	8,629.01	864.03	138,279.72
四、利润总额	113,310,665.69	151,852,620.82	215,138,492.23	81,355,802.05	95,500,419.61	141,436,867.16
减：所得税	26,355,345.77	54,116,860.58	62,725,426.49	0.00	0.00	0.00
少数股东损益	5,599,517.87	6,971,979.90	10,976,198.58	0.00	0.00	0.00
五、净利润	81,355,802.05	90,763,780.34	141,436,867.16	81,355,802.05	95,500,419.61	141,436,867.16
加：年初未分配利润	-80,260,940.54	-32,336,599.51	-80,260,940.54	5,068,248.70	79,232,742.42	5,068,248.70
其他转入	0.00	0.00	0.00	0.00	0.00	0.00
六、可供分配的利润	1,094,861.51	58,427,180.83	61,175,926.62	86,424,050.75	174,733,162.03	146,505,115.86
减:提取法定盈余公积	12,551,086.46	0.00	33,689,813.01	8,135,580.21	0.00	14,143,686.72
提取法定公益金	12,551,086.46	0.00	33,689,713.12	8,135,580.21	0.00	14,143,686.72
提取职工奖励及福利基金	0.00	0.00	0.00	0.00	0.00	0.00
提取储备基金	0.00	0.00	0.00	0.00	0.00	0.00
提取企业发展基金	0.00	0.00	0.00	0.00	0.00	0.00
利润归还投资	0.00	0.00	0.00	0.00	0.00	0.00
七、可供投资者分配的利润	-24,007,311.41	58,427,180.83	-6,203,599.51	70,152,890.33	174,733,162.03	118,217,742.42
减：应付优先股股利	0.00	0.00	0.00	0.00	0.00	0.00
提取任意盈余公积	0.00	0.00	0.00	0.00	0.00	0.00
应付普通股股利	14,658,000.00	0.00	26,133,000.00	14,658,000.00	0.00	38,985,000.00
转作股本的普通股股利	0.00	0.00	0.00	0.00	0.00	0.00
弥补累计亏损	0.00	0.00	0.00	0.00	0.00	0.00
八、未分配利润	-38,665,311.41	58,427,180.83	-32,336,599.51	55,494,890.33	174,733,162.03	79,232,742.42

利润表附表

报告期利润	净资产收益率(%)		每股收益(元)	
	全面摊薄	加权平均	全面摊薄	加权平均
主营业务利润	27.79	30.14	0.7387	0.7508
营业利润	7.22	7.83	0.1919	0.1950
净利润	4.21	4.57	0.1119	0.1138
扣除非经常性损益后的净利润	4.3	4.67	0.1144	0.1163

证券代码：600332（A 股）0874（H 股）股票简称：广州药业　编号：临 2001-010

广州药业股份有限公司
关于成立广州拜迪生物医药有限公司的公告

根据广州药业股份有限公司（本公司）于二零零一年一月十日增发 A 股招股说明书披露的投资项目“生物医药研究开发中心建设项目”，本公司已于二零零一年八月二十七日独资成立广州拜迪生物医药有限公司。该公司注册资本金二千万元人民币，企业类型为有限责任公司，经营范围包括从事药品研究开发及戒毒药品的研制，承接医药产品、新药的药理、药效、毒理研究项目，医药技术咨询服务，批发和零售贸易。

特此公告。


董事会

广州药业股份有限公司

董事会

二零零一年[illegible]月三日

证券代码：600332（A股）0874（H股）股票简称：广州药业　编号：临2001-011

02 APR -2 AM 6:03

广州药业股份有限公司

关于成立广州拜迪生物医药有限公司的更正公告

关于广州药业股份有限公司（本公司）于二零零一年九月三日刊登的《关于成立广州拜迪生物医药有限公司的公告》，现特作如下更正：

"本公司已于二零零一年八月二十七日独资成立广州拜迪生物医药有限公司"更正为"本公司已于二零零一年八月二十七日成立广州拜迪生物医药有限公司，其中，本公司持股82%，广州市医药工业研究所持股10%，广州拜迪生物医药有限公司管理层个人持股8%。"

特此公告。


广州药业股份有限公司
董事会

广州药业股份有限公司

董事会

二零零一年九月四日

02 APR -2

广州药业股份有限公司第二届第八次董事会会议决议公告暨召开2001年度第一次临时股东大会的通知

广州药业股份有限公司(以下简称本公司)第二届第八次董事会会议于2001年9月27日在本公司二楼会议室召开，会议应到董事9人，参与表决的独立董事5人。董事长蔡志祥先生主持了会议；本公司监事及高级管理人员列席了会议，符合《公司法》及本公司《章程》之规定。

会议审议并通过了以下议案：

一、以五票赞成，零票反对和零票弃权的结果，审议通过关于本公司下属全资企业广州市医药公司购买广州医药集团有限公司（以下简称广药集团）下属全资企业广州市医药物资供应公司拥有的穗康大楼的关联交易的议案。

为进一步扩大本公司健民医药连锁店经营规模，提高市场竞争能力，本公司下属全资企业广州市医药公司拟以自有资金及用于扩展销售网络的募集资金购买广药集团下属全资企业广州市医药物资供应公司拥有的穗康大楼，并将其改造成“健民医药大厦”。

由于广药集团持有广州药业63.26%的股份，是广州药业的第一大股东，广州市医药公司为广州药业全资企业；广药集团拥有广州市医药物资供应公司100%的权益。广州市医药公司与广州市医药物资供应公司同属于广药集团控制或间接控制的公司，双方存在关联关系。因此，根据有关规定，本次交易构成关联交易。

本次交易的标的为广州市医药物资供应公司拥有《广州市房地产证》穗房地产证字第0516705号座落于广州市荔湾区上九路82号的穗康大楼。根据广州羊城会计师事务所有限公司的评估[(2000）羊评字第843号]，该大楼评估面积为5093.158平方米，以2001年7月31日为基准日，评估价值为39,239,480.00元人民币。交易双方约定按照上述评估值39,239,480.00 元作为本次资产买卖的交易价格。

本次购买计划以本公司增发A股用于销售网络扩张的募集资金投入29,239,480

元；另外以自有资金投入10,000,000元。

就本次关联交易，本公司按照《上海证券交易所上市规则》的规定，委任国通证券有限责任公司为本公司境内独立财务顾问。

由于该上述交易系属本公司第一大股东广药集团下属控股企业之间的关联交易，故董事会就该项议案进行表决时，关联股东的董事遵守回避制度，对本次关联交易放弃表决权，由其他非关联董事进行表决。

二、审议通过成立独立董事委员会的议案。

就上述本公司下属全资企业医药公司购买广药集团下属全资企业物资供应公司拥有的穗康大楼的关联交易，本公司成立独立董事委员会，并委任吴张先生、黄卜仁先生为该独立董事委员会委员。

独立董事委员会认为：本项关联交易遵循了商业原则，交易是公平、公正和公允的。该关联交易有利于交易双方实现双赢，提高公司经济效益，符合本公司和全体股东的最大利益。

三、审议通过召开本公司2001年度第一次临时股东大会的议案。

1、会议时间：2001年11月12日（星期一）上午10：00，会期半天。

2、会议地点：本公司（广州沙面北街四十五号）二楼会议室。

3、会议内容：

审议关于本公司下属全资企业广州市医药公司购买广州医药集团有限公司下属全资企业广州市医药物资供应公司拥有的穗康大楼的关联交易的议案。

4、出席对象：

（1）2001年10月22 日（星期一）下午交易结束后登记在册的本公司境内及境外股东。由2001年10月12日（星期五）起至2001年11月12日（星期一）止（包括首尾两天），公司将暂停办理H股股东过户登记手续。

（2）因故不能出席会议的股东可委托代表出席（授权委托书格式见附件）；

（3）本公司董事、监事、高级管理人员

5、会议登记办法：

（1）登记手续：出席会议的个人股东持本人身份证、股东帐户卡；委托代表持本人身份证、授权委托书、授权人股东帐户卡；法人股东代表持本人身份证、单位授权委托书、法人股东帐户卡和法人营业执照复印件办理出席登记。

（2）登记时间：2001 年 10 月 29 日（星期一）上午 8：30-11：30，下午 2：00-4：30

（3）登记地点：公司秘书处

6、其它注意事项：

（1）与会股东交通费、食宿费自理；

（2）联系人：何舒华

联系电话：020-81218106

传真：020-81876408

附件：授权委托书

特此公告。



广州药业股份有限公司董事会

二 00 一年九月二十七日

附：

授权委托书

兹全权委托　　　先生（女士）本人（本单位）出席广州药业股份有限公司 2001 年度第一次临时股东大会，并代为行使表决权。

委托人：（签名或股东单位盖章）

身份证号码：

股东帐户号码：

委托人持股数：

受托人：（签名）

身份证号码：

受托日期：

02 APR -2

广州药业股份有限公司
第二届第四次监事会会议决议公告

广州药业股份有限公司(以下简称本公司)第二届第四次监事会会议于二零零一年九月二十七日在本公司二楼会议室召开。监事会主席陈灿英先生主持了会议，全体监事出席了会议，符合《公司法》及本公司《章程》之规定。经过会议审议表决，通过了如下事项：

1、审议通过关于本公司下属全资企业广州市医药公司购买广州医药集团有限公司下属全资企业广州市医药物资供应公司拥有的穗康大楼的关联交易议案；

2. 审议就上述关联交易事项成立独立董事委员会并聘请吴张先生、黄卜仁先生为独立董事委员会委员的议案；

3. 审议通过于二零零一年十一月十二日召开本公司2001年度第一次临时股东大会，藉以审议包括本公司上述关联交易在内的各项议案。

特此公告。


广州药业股份有限公司

广州药业股份有限公司

监事会

二零零一年九月二十七日

广州药业股份有限公司关联交易公告

本公司于2001年9月27日召开的第二届董事会第八次会议以五票赞成，零票反对和零票弃权的结果，审议并通过了本公司下属全资企业广州市医药公司拟以自有资金及用于扩展销售网络的募集资金购买广州医药集团有限公司下属全资企业广州市医药物资供应公司拥有的穗康大楼的议案。根据上海证券交易所上市规则及有关规定，本项交易构成关联交易，四名关联董事进行了回避，未参与本议案的表决。现将有关事项公告如下：

一、关联交易概述

为了发展和巩固本公司的零售网络，本公司下属全资企业广州市医药公司（以下简称医药公司）拟以自有资金及用于扩展销售网络的募集资金，购买广州医药集团有限公司（以下简称广药集团）下属全资企业广州市医药物资供应公司（以下简称物资公司）拥有的穗康大楼，将其改造成“健民医药大厦”，以进一步扩大健民医药连锁店的经营规模，提高市场竞争能力。

本项关联交易的生效日期为医药公司和物资公司双方签订《房地产买卖合同》，经本公司2001年度第一次临时股东大会审议通过，并取得有关主管部门的批准文件之后，交易地点为广东省广州市。

二、本次关联交易的有关当事人

（一）广州市医药公司

公司住所：广州市大同路97-103号

法定代表人：冯赞胜

注册资金：835.4万元

公司主营业务：批发、零售：化学原料药、化学药制剂、医疗器械、化学试剂、玻璃仪器。

（二）广州市医药物资供应公司

公司住所：广州市光复中路312号

法定代表人：李佑瑜

注册资金：918万元

公司主营业务：调拨、批发：钢材、建筑材料、有色金属材料、液化气、汽油、柴油、煤油、润滑油、淀粉、糖、外粮食、食油、化工原料、煤炭、焦炭、木材、轮胎、电线、电缆、工业锅炉。批发医药原料、医药制剂、中药材、中成药、医疗器材。

广药集团持有本公司63.26%的股份，为本公司第一大股东；医药公司为本公司全资企业；广药集团拥有物资公司100%的权益。医药公司与物资公司同属于广药集团控制或间接控制的公司，双方存在关联关系。根据有关规定，本次交易构成关联交易。

三、本次关联交易标的的基本情况

本次交易标的是物资公司拥有《广州市房地产证》穗房地产证字第0516705号座落于广州市荔湾区上九路82号的穗康大楼。经广州羊城会计师事务所有限公司评估[（2001）羊评字第843号]，并经广州市国有资产管理局出具的《资产估价报告合规性审核意见》[穗国资一评（2001）92号]审核确认。该大楼评估面积为5093.158平方米，以 2001年7月31日为基准日，评估价值为39,239,480.00元。

医药公司和物资公司于 2001 年 9 月 27 日签署了《房地产买卖合同》，约定按照上述评估值 39,239,480.00 元作为本次资产买卖的交易价格。

四、本次关联交易的目的

本项交易是医药公司通过收购物资公司拥有的穗康大厦并将其改造成“健民医药大厦”，藉此扩大健民医药连锁店的经营规模，进一步发展本公司的销售网络。

截止二零零一年上半年，本公司的零售网络拥有 219 间连锁店，包括 127 间经营中成药为主的采芝林药业连锁店，92 间以经营西药为主的健民医药连锁店。

根据公司的发展战略，公司计划在“十五”规划期内，将健民医药连锁店直营门店增至161间，并有步骤地选择在重点区域或商业旺地设置标志性大型医药中心店，促进“健民医药”零售连锁网络层级布局更趋合理完整。此次购置的穗康大厦位于广州市商业区黄金地段并毗邻一大型购物中心，收购穗康大厦改造为健民医药大厦，将有助于发展公司的销售网络以及公司的品牌宣传，对健民医药连锁业务的整体发展具有极为重要的意义。

五、董事会关于本项关联交易对本公司影响的意见

本公司非关联董事本着诚实信用的原则，从保护全体股东和公司的利益出发，对本项关联交易进行了深入细致地审查后认为：本项关联交易遵循了商业原则，交易是公平、公正和公允的。该关联交易有利于双方，符合本公司的长期发展需要和全体股东的利益。就上述关联交易，本公司成立了独立董事委员会并委任吴张先生、黄卜仁先生为独立董事委员会委员。

六、董事会提醒投资者的事项

1、本次关联交易标的所涉及的房地产已经分别抵押给中国工商银行广州市第一支行和中国农业银行广州市穗西支行，出让方承诺于2001年11月22日之前解除抵押权。

2、上述房地产座落的土地是划拨土地，尚未办理有偿使用手续，出让方承诺于2001年11月22日之前办妥相关的土地有偿使用手续，该土地使用权出让金由出让方承担。

七、独立财务顾问意见

就本项关联交易的公正合理性，本公司委托国通证券有限责任公司作为独立财务顾问出具了独立财务顾问报告。独立财务顾问认为：本项关联交易符合《公司法》、《证券法》等相关法律法规的规定，体现了公开、公平、公正的“三公”原则，维护了全体股东的合法权益；本项关联交易的顺利实施，符合本公司的长期战略发展，有利于本公司的长远发展和全体股东利益的持续增值。

八、此项交易需经股东大会批准，与该关联交易有利害关系的关联人放弃在股东大会上对该议案的投票权。

特此公告。

广州药业股份有限公司董事会

二OO一年九月二十七日

证券代码：600332（A 股） 0874（H 股） 股票简称：广州药业 编号：临 2001-015

广州药业股份有限公司
关于成立广州药业（英国）有限公司的公告

本公司仅此宣布，于二零零一年十月十九日，本公司与独立第三方 Opalmind International Holdings Limited 就共同设立广州药业（英国）有限公司签署合同。

经广州药业股份有限公司（本公司）第二届第九次董事会会议审议通过，广州药业于二零零一年十月十九日与独立第三方英国 Opalmind International Holdings Limited 签署合同，双方同意以合作形式在英国伦敦设立广州药业（英国）有限公司。拟成立的广州药业（英国）有限公司注册资本为 150 万英镑，企业类型为有限公司，其中，本公司以“广州药业”和“采芝林”的品牌在英国及欧共体国家的独家使用权出资，将占广州药业（英国）有限公司已发行总股本的 20%；Opalmind International Holdings Limited 以现金出资，将占广州药业（英国）有限公司已发行总股本的 80%。广州药业（英国）有限公司经营范围主要包括中医药及天然保健品、营养补充剂的销售及开设连锁店。

特此公告。



广州药业股份有限公司

董事会

二零零一年十月二十三日

证券代码：600332（A 股） 0874（H 股） 股票简称：广州药业 编号：临 2001-016

广 州 药 业 股 份 有 限 公 司

Guangzhou Pharmaceutical Company Limited

（在中华人民共和国注册成立之股份有限公司）

二零零一年第一次临时股东大会决议公告

广州药业股份有限公司（“本公司”） 二零零一年第一次临时股东大会（“股东大会”）于二零零一年十一月十二日上午十时在中国广东省广州市沙面北街 45 号二楼会议室举行，与会股东及股东授权代表 6 人，代表股份数共 513，414，000 股，占本公司股份总数的 63.31%，（其中国家股 513，000，000 股，占公司股份总数 63.26%；H 股 414，000 股，占公司股份总数 0.05%；A 股 0 股，占公司股份总数 0%），符合《中华人民共和国公司法》及本公司章程对召开股东大会的规定。

会议经过讨论审议，以记名投票表决的方式通过如下议案：

同意本公司下属全资企业广州市医药公司购买广州医药集团有限公司（以下简称广药集团）下属全资企业广州市医药物资供应公司拥有的穗康大楼的关联交易。 该关联交易标的为广州市医药物资供应公司拥有的座落于广州市荔湾区上九路 82 号的穗康大楼，交易双方约定按照评估值 39,239,480.00 元人民币作为本次资产买卖的交易价格。

由于该交易系本公司与本公司第一大股东广药集团下属控股企业之间的关联交易，故股东大会就该项议案进行表决时，关联股东遵守回避制度，对本次关联交易放弃表决权，由其他非关联股东进行表决。因此，本次临时股东大会有表决权的股份总数为 414,000 股。

该议案同意票404,000股，占表决股份总数的97.58 %；反对票10,000股，占2.42%；弃权票0股，占0%。

本次股东大会由广东正平天成律师事务所委派律师见证，并出具了法律意见书，认为本公司本次临时股东大会的召集、出席会议人员的资格和表决程序符合有关法律法规、规范性文件及《公司章程》的规定，本次会议的决议合法有效。

特此公告。



广州药业股份有限公司
董事会

广州药业股份有限公司

董事会

2001年11月12日

证券代码：600332（A 股） 0874（H 股） 股票简称：广州药业　编号：临 2001-017

广州药业股份有限公司提示性公告

接广州药业股份有限公司（本公司）控股股东广州医药集团有限公司（以下简称广药集团）通知，广药集团计划以其持有的部分本公司国家股用于广州白云山股份制药有限公司(以下简称白云山股份)债务重组工作（重组事项），涉及股份 12,263 万股（该等股份），占本公司总股本的 15.12 %。目前，广药集团已就该重组事项与白云山股份有关十九家债权人（包括资产管理公司、商业银行、农村信用合作社等）达成协议和意向书，并于 2001 年 11 月 20 日获得广药集团董事会审议通过。随着白云山股份重组事项的逐步实施，在获得国家财政部门批准后该等股份可能被质押或转让。本公司将及时就该事项作出披露。

特此公告。



广州药业股份有限公司董事会

2001 年 11 月 27 日

证券代码：600332（A股） 0874（H股） 股票简称：广州药业 编号：临2001-018

广州药业股份有限公司
第二届第十次董事会会议决议公告

广州药业股份有限公司(以下简称本公司)第二届第十次董事会会议于2001年12月18日在本公司二楼会议室召开，会议应到董事9人，实到董事 7人。董事长蔡志祥先生主持了会议；本公司监事及高级管理人员列席了会议，符合《公司法》及本公司《章程》之规定。经过会议充分讨论，到会董事一致表决同意，并形成以下决议：

1、审议通过本公司委托纽约银行设立第一级美国证券存托凭证计划的议案。

第一级美国证券存托凭证（ADR）是为非美国公司进入美国证券市场而设的一种有效的金融工具，是由美国商业银行发出的可转让证书。第一级 ADR 计划不涉及在美国资本市场筹集资金或在证券交易所上市，其交易场所为柜台市场。本公司设立ADR旨在通过更广泛、更多元化的证券市场拓展国际市场，提升公司形象和地位。本公司拟与纽约银行签订协议书，委任纽约银行担任设立 ADR 存托银行，本公司可在无直接成本负担的情况下建立并维护第一级美国证券存托凭证计划。上述提及的ADR所代表的股份为本公司在香港交易所发行的H股。

2、接受本公司董事兼总经理陈翔志先生提出辞去总经理一职的辞呈，并审议通过聘任周跃进先生为总经理的议案。

周跃进先生履历：男，汉族，1958年8月26日出生。籍贯：湖南省长沙市。工学学士、经济学硕士，高级经济师，执业药师。1975年8月参加工作，曾先后任广州何济公制药厂经营部部长、广州何济公制药厂副厂长、厂长、香港保联拓展有限公司董事、副总经理、本公司投资部部长。周跃进先生在企业管理及投资工作方面有丰富经验。

3、审议通过关于广州市医药公司和广州中药一厂改制为有限责任公司的议案。

广州市医药公司（医药公司）重组成为“广州医药有限公司”， 股东构成为：广州药业股份有限公司、广州敬修堂药业股份有限公司（敬修堂）、广州潘高寿药业股份有限公司（潘高寿）及其他自然人。其中，本公司持有约90%的股份，敬修堂和

潘高寿两家法人单位和医药公司高级管理人员、中层管理人员及技术骨干合计持股约10%。

广州中药一厂（中药一厂）重组成为“广州中一药业有限公司”，股东构成为：广州药业股份有限公司、广州医药有限公司及其他自然人。其中，本公司持有90%的股份，广州医药有限公司和中药一厂高级管理人员、中层管理人员及技术骨干合计持股约10%。

两家企业采取增资扩股的形式进行重组，进入股东均以现金入股并以增资时经审计的企业每股净资产作价入股。

特此公告。



广州药业股份有限公司

董事会

二零零一年十二月廿八日

证券代码：600332（A股） 0874（H股） 股票简称：广州药业　编号：临2001-019

广州药业股份有限公司
第二届第五次监事会会议决议公告

广州药业股份有限公司(以下简称本公司)第二届第五次监事会会议于二零零一年十二月十八日在本公司二楼会议室召开。监事会主席陈灿英先生主持了会议，会议全体监事出席了会议，符合《公司法》及本公司《章程》之规定。经过会议审议表决，通过了如下事项：

1、审议通过本公司委托纽约银行设立第一级美国证券存托收据计划的议案。

2、接受本公司董事兼总经理陈翔志先生提出辞去总经理一职的辞呈，并审议通过聘任周跃进先生为总经理的议案。

3、审议通过关于广州市医药公司和广州中药一厂重组为有限责任公司的议案。

特此公告。



广州药业股份有限公司

监事会

二零零一年十二月十八日

广州药业股份有限公司
第二届第十一次董事会会议决议公告
暨召开二零零二年第一次临时股东大会通知

广州药业股份有限公司（以下简称本公司）第二届第十一次董事会会议于2002年2月7日在本公司二楼会议室召开，会议应到董事9人，实到董事6人，另外3名董事委托董事长蔡志祥先生代为投票。董事长蔡志祥先生主持了会议；本公司监事及高级管理人员列席了会议，符合《公司法》及本公司《章程》之规定。经过会议充分讨论，到会董事一致表决同意，并形成以下决议：

一、审议通过陈翔志先生提出辞去本公司董事的辞呈，并提名本公司总经理周跃进先生为新任董事的议案；

二、审议通过董事会下设薪酬与考核委员会的议案；

薪酬与考核委员会由三名独立非执行董事及两名执行董事组成。吴张任薪酬与考核委员会主任（召集人），张伯华、黄卜仁、蔡志祥、李益民任薪酬与考核委员会委员。其中，吴张、张伯华、黄卜仁为独立非执行董事。

薪酬与考核委员会主要职责是：（1）研究董事与经理人员考核的标准，进行考核并提出建议；（2）研究和审查董事、高级管理人员的薪酬政策与方案。

三、审议通过本公司实施长期激励机制方案的议案；

根据《上市公司治理准则》、《公开发行证券的公司信息披露规范问答第2号——中高层管理人员激励基金的提取》等有关法规，本公司长期激励机制方案如下：

（1）激励对象包括：董事长、副董事长、执行董事、监事、总经理、副总经理、财务总监、董事会秘书、中级管理人员和主要技术骨干。

（2）本公司2001年的净资产利润率（利润总额/期末净资产）目标为12%（考核时净资产扣除年底尚未投入的募股资金，利润总额则扣除相应的利息收益）。在达到上述目标的前提下，对上述激励对象给予年度奖励和长期激励奖励。根据方案测算，

2001 年度激励基金的提取比例不高于利润总额的 1.78%。提取的激励基金在 2001 年经营成本中列支。

（3）激励基金的分配：每年实际提取的激励基金按岗位系数和岗位绩效考核结果分配给每个激励对象。其中，执行董事岗位系数为 1.2～1.5；高级管理人员岗位系数为 0.8～1.0；中级管理人员及技术骨干岗位系数为 0.3～0.4。

（4）激励基金的转化：30%的激励基金以现金兑付；20%的激励基金用于购买保险；50%的激励基金用于购买本公司人民币普通股（A 股）股票。董事、监事及高级管理人员购买的上述 A 股股票依法向上海证券交易所申报并锁定。

上述方案经股东大会审议批准后将于 2001 年度起实施。

四、审议通过召开二零零二年第一次临时股东大会的议案。

1、会议时间：2002 年 3 月 27 日（星期三）上午 10：00，会期半天。

2、会议地点：本公司（广州沙面北街四十五号）二楼会议室。

3、会议内容：

（1）审议通过陈翔志先生提出辞去本公司董事的辞呈，并选举周跃进先生为新任董事的议案；

（2）审议通过董事会下设薪酬与考核委员会的议案；

（3）审议通过本公司实施长期激励机制方案的议案；

4、出席对象：

（1）2002 年 3 月 6 日（星期三）下午交易结束后登记在册的本公司境内及境外股东。由 2002 年 2 月 27 日（星期三）起至 2002 年 3 月 27 日（星期三）止（包括首尾两天），公司将暂停办理 H 股股东过户登记手续。

（2）因故不能出席会议的股东可委托代表出席（授权委托书格式见附件）；

（3）本公司董事、监事、高级管理人员

5、会议登记办法：

（1）登记手续：出席会议的个人股东持本人身份证、股东帐户卡；委托代表持本人身份证、授权委托书、授权人股东帐户卡；法人股东代表持本人身份证、单位授权委托书、法人股东帐户卡和法人营业执照复印件办理出席登记。

（2）登记时间：2002 年 3 月 15 日（星期五）上午 8：30-11：30，下午 2：00-4：

30

（3）登记地点：公司秘书处

6、其它注意事项：

（1）与会股东交通费、食宿费自理；

（2）联系人：何舒华

联系电话：020-81218106

传真：020-81876408

附件：授权委托书

特此公告。



广州药业股份有限公司董事会

二零零二年二月七日

附：

授权委托书

兹全权委托　　先生（女士）本人（本单位）出席广州药业股份有限公司 2002 年第一次临时股东大会，并代为行使表决权。

委托人：（签名或股东单位盖章）

身份证号码：

股东帐户号码：

委托人持股数：

受托人：（签名）

身份证号码：

委托日期：

广州药业股份有限公司

董事会

二零零二年二月七日


中國证券報
CHINA SECURITIES

新华通讯社主办 网址:http://www.xinhua.org
2001年1月2日 星期二 第2169期 国内统一刊号:CN11-0207

02 FEB -2 AM 8:13



廣州藥業股份有限公司

GPC Guangzhou Pharmaceutical Company Limited

A股增发路演提示

本公司将于1月3日、1月4日和1月5日分别在北京、深圳、上海举行大型路演推介会，并将于1月9日下午16：00至17：00在国通证券牛网（www.newone.com.cn）、中华路演网（www.chinaroadshow.com）和本公司网站（www.gzphar.com）进行网上路演。

北京大型路演推介会定于明日举行
时间 1月3日14：00至16：30
地点：北京市亚运村国际会议中心
诚邀投资者、新闻媒体及各界人士参加。

本次增发《招股意向书》及《网下对证券投资基金累计投标询价预约申购公告》已刊登在2000年12月29日的《中国证券报》、《上海证券报》和《证券时报》，敬请参阅。

主承销商：国通证券有限责任公司 CHINA COMMUNICATION SECURITIES CO.,LTD

证券时报

中国证监会指定披露上市公司信息报纸

证券时报社出版　国内外公开发行

2001 年 1 月 3 星期三

国内统一刊号 CN44—0157

第2122期

今日三十二版

网址：http://www.p5w.net

SECURITIES TIMES


GPC
广州药业

广州药业股份有限公司A股增发路演提示

本公司将于1月3日、1月4日和1月5日分别在北京、深圳、上海举行大型路演推介会，并将于1月9日下午16:00至17:00在国通证券牛网(www.newone.com.cn)、中华路演网(www.chinaroadshow.com)和本公司网站(www.gzphar.com)进行网上路演。

深圳大型路演推介会定于明日举行

时间：1月4日14:00至16:30

地点：深圳市五洲宾馆二楼深圳厅

诚邀投资者、新闻媒体及各界人士参加。

本次增发《招股意向书》及《网下对证券投资基金累计投标询价预约申购公告》已刊登在2000年12月29日的《中国证券报》、《上海证券报》和《证券时报》，敬请参阅。

主承销商：国通证券有限责任公司

25/03 '02 MON 13:51 [TX/RX NO 6087]

FROM : GZP

上海證券報

SHANGHAI SECURITIES NEWS



上证综指
开盘 2108.25
收盘 2123.90
上证 30
开盘 4005.23
深证综指
开盘 643.92
收盘 649.75
深证成指
开盘 4806.89

2001年1月4日 星期四 第2471期 本期二十版 网址:http://www.stocknews.com.cn http://www.cnstock.com 中国证监会指定披露上市公司信息报纸



GPC

广州药业股份有限公司A股增发路演提示

广州药业于1月3日、1月4日和1月5日分别在北京、深圳、上海举行大型路演推介会，并将于1月9日下午16:00至17:00在国通证券牛网(www.newone.com.cn)、中华路演网(www.chinaroadshow.com)和本公司网站(www.gzphar.com)进行网上路演。

上海大型路演推介会定于明日举行

时间:1月5日15:00至17:30

地点:上海市浦东香格里拉大酒店开封厅

诚邀投资者、新闻媒体及各界人士参加。

本次增发《招股意向书》及《网下对证券投资基金累计投标询价预约申购公告》已刊登在2000年12月29日的《中国证券报》、《上海证券报》和《证券时报》，敬请参阅。

主承销商：

国通证券有限责任公司